


05013636

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Assurances Generales de France

*CURRENT ADDRESS

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4517 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 1/3/06

CHAIRMAN'S LETTER

"WORKING TOGETHER LET'S BUILD A CULTURE OF SUCCESS"


JEAN-PHILIPPE THIERRY
Chairman and Chief Executive Officer

After 3 years heading the Group that you entrusted to me, it is my pleasure to present 2004 results of high quality. Thanks to the mobilisation of the entire company, the fundamental work undertaken, underwriting initiatives and cost reduction plans, AGF is reporting record results: net results stood at €1.1bn and return on equity exceeded 17%.

For 3 years, AGF has followed an active policy of reducing its risk profile, because being an insurer in an environment where threats are building up requires proactive and cautious management of risks. I have implemented centralised management of all the risks we are facing: market risks, asset/liability management risks, underwriting and provisioning risks, operating risks and credit risks. Thanks to diligent monitoring in all of these categories, we have significantly reduced your Group's risk profile. We have reduced our equity allocation to 11% as opposed to nearly 30% in 2000. We have pursued the reduction of guaranteed rates in life. We have improved the management of the volatility of our results in non-life. We have strengthened our internal control procedures and reduced our exposure to risk of counterparty default. Also in 2004, I finalised the refocusing of your Group on its core businesses owing to financial operations carried out in positive conditions. These accomplishments made it possible to contribute significantly to financial solidity. Today the consolidated solvency margin is 236% as opposed to less than 180% in 2002. Therefore AGF is now a simpler Group that is more solid and less exposed to risk

I also established ambitious operating objectives for 2004. Because of the mobilisation of all our teams, they were all exceeded. Return on shareholders' equity is more than 17%, a reflection of an improvement in all businesses.

In property and casualty in 2003 we took a major step toward the desired level of profitability. Owing to underwriting measures and cost reduction initiatives, in 2004 we had an excellent combined ratio of 95.5%. Rates and benefits were revised and portfolios cleaned up.



VALUES

TO GUIDE OUR ACTION, OUR WAY OF WORKING, AND INTERACTING TOGETHER

AMBITION

TALENT

TRUST

PERFORMANCE

Now our objective is selective growth in 2005. In individual risks, emphasis is placed on portfolio stabilisation and launching specific commercial offers. In small and medium sized company risks, AGF intends to grow in an environment that matches growth with profitability. In major risks, AGFs priority is profitability. It is working to stay clear of downward market trends.

In life and financial services in 2004 as in 2003 AGF has reported excellent profitability. The in-depth reorganisations in progress for 18 months have started to pay off. In the short term, they have made it possible to significantly cut costs and improve the value of new business. In the longer term, they are the basis of the recovery of that business dynamism that will now be the priority of our networks. We have an ambitious plan for investing in our distribution networks. We will increase our salaried network by about 7% and strengthen the growth of general agents in savings and financial services. We will also keep pursuing productivity efforts and work to put the customer at the centre of our concerns in order to improve the quality of advice and favour a global investment approach.

In health and group, although business was insufficiently profitable 2 years ago, operating profitability is now much better thanks to disciplined underwriting measures. Our objective is growth in markets that are structurally profitable. AGF has launched growth initiatives that include that creation of a sales team that is specially dedicated to the employee savings market. It is going to support the improvement of customer service: more quality, more transparency and more freedom.

Outside France where the Group does 40% of its business, our results are excellent. We want to continue growing on the long-term savings market in Europe and maintain growth in the non-life market in Europe and South America. In Spain our objective is to keep out-performing the market in terms of growth and profitability, and in Belgium we plan to capitalize on the successful refocusing on brokers to increase profitable results.

In the Netherlands, priority will be placed on growth in life and the extension of our line in non-life. And lastly, in credit insurance, the merger of Euler with Hermes is now universally viewed as a success, where emphasis is now on growth while managing costs. In assistance, we will pursue the improvement of profitability and growth in mature and emerging markets.

In 2004, AGF achieved net results in sharp increase to €1.1bn and embedded value was also up dramatically to €51 per share. All of these accomplishments have buoyed the performance of AGF stock in the last two years. AGF was 5th in performance on the CAC 40 in 2004 with a rise of 27.61%. Its two year performance has been 72.26%. Moreover, I am recommending to the General Meeting of Shareholders a dividend of €2.6 per share. In this way, AGF retains its status as a high yield stock.

None of this would have been possible without the efforts of everyone. I must pay tribute to the mobilisation of the company. Group employees have been able to carry out the plans we put into place. The distribution networks, general agents, employee networks and broker partners have been able to support the needed recovery of company profitability while preserving the quality of services and customer relations. The Group culture has changed in depth. It is symbolized by the affirmation of our values: ambition, trust, talent, and performance. On behalf of our shareholders I extend my thanks to everyone for the work that enabled AGF to report these excellent results this year.

Lastly, you are aware of the commitment of our Group to sustainable development. We are convinced that for an insurance and financial services company like AGF these principles are the assurance of steady growth that respects the environment. Mindful of our role as a leader in the financial services industry, our Group has placed sustainable development at the very heart of its strategy. In confirming this commitment, AGF is taking the path of profitable growth with resolve. By maintaining its profitability, the Group will use the potential of business growth by accelerating its growth initiatives. In this way, AGF will be able to sustain the competitiveness of its businesses and its networks on a lasting basis.



Sculpture of Bernar Venet - "82,5° Arc x8"

File No. 82-4517



PROFILE AND STRATEGY

PROFILE

The AGF Group is today a major player in insurance and financial services in France and more than 20 countries around the world. Supported by the European insurance leader, Allianz AG, of which it is one of the major subsidiaries, AGF is a generalist insurer, offering personal, property and casualty insurance as well as banking and asset management services.
AGF is also the world leader in credit insurance through Euler Hermes and travel insurance with Mondial Assistance. On behalf of Allianz, AGF has responsibility for business in countries where it has historical ties: France, Benelux, Spain, South America, Africa and the Middle East.
AGF generates revenues in all of its business that exceed €17bn.
It employs more than 31,000 people around the world. Its businesses are divided 40% in property and casualty, 43% in personal insurance, 11% in credit insurance, 3% in assistance and 3% in financial services.
The Group conducts more than 90% of its business in Europe including 62% in France. And lastly, AGF manages more than €86bn in assets and has a net asset value of €8.67bn (at 31.12.2004).

TIES WITH ALLIANZ

AGF is one of the main entities of the Allianz Group, accounting for a major portion of its revenue and operating in one of its core businesses: life and non-life insurance in western Europe. The Allianz Group has controlled AGF since April 1998. Today it holds 58.1% of share capital. AGFs position in the Allianz Group is an example of joint effort based on decentralised management that respects the rights of minority shareholders. Allianz has delegated the management of its operations in a certain number of countries to AGF, which regularly informs its parent of its business progress and discusses strategic operations.

Regular, joint efforts

The management teams of these two companies work jointly in the strategic budgeting process, and as need be on exchanges of specfic expertises. The objectives of these efforts is to determine and implement the best practices in each business.
The review of strategic operations occurs in July on the occasion of a process called Strategic Dialogue. AGF and Allianz discuss special strategic themes in that process and move toward strategic initiatives to put into place.
Specific topics also give rise to exchanges between the two management teams when they call for expertise in the resolution of complex issues. This cooperative effort takes place through the organisation of specific working groups. Recent subjects addressed the "sustainability" project that sought to implement the best practices in the Allianz Group in support of the competitiveness of businesses and networks on a lasting basis. A new transversal "customer focus" project will be carried out starting in 2005 in order to improve customer relations.

... based on decentralised management

Since the insurance business is subject to heavy regulatory and commercial constraints on a country by country basis, Allianz has adopted a model based on local management teams. They are responsible for different entities and manage their businesses by informing and regularly interacting with the managers of their lines of business in the Allianz Group. These decentralised management teams also interact regularly owing to an active management programme of


AGF

"Knowledge Management" at the highest level.
All of these efforts put into place by AGF and Allianz have made it possible to bring back a certain number of success stories in the last years such as the creation of Allianz Global Risks, the recovery of operating profitability and the creation of Euler Hermes.

...that respects the rights of minority shareholders

This method of functioning between AGF and Allianz also has the objective of protecting the rights of minority shareholders. Since the beginning, AGF and Allianz have put into place a number of processes in order to avoid any conflict of interest in an example of good corporate governance.
The management of Allianz has no direct involvement in the daily operations of AGF, which are directed by local teams with recognised expertise. Moreover, Allianz has only 3 seats on the 14-member Board of Directors of AGF. Another 5 are occupied by independent directors. And each decision in an inter-group transaction is submitted to a Transactions Committee of the Board, which is chaired by an independent director and whose opinion is required for all operations.



STRATEGY

AGF has had 3 years of efforts, company mobilisation and in-depth work in all businesses in France and abroad that have been based on 3 strategic areas: the improvement of operating results, organisation simplification and strengthening group financial stability.

In line with this strategy that has been bred into the Group since 2001, AGF wrote a new chapter in this history: "profitable growth". The next 3 years will be devoted to growth while maintaining profitability and optimising capital allocation. AGF has set 3 strategic objectives:

— maintaining operating profitability;
— actively managing risk profile;
— accelerating growth initiatives.

Maintaining operating profitability

Owing to cost reduction methods and the application of disciplined underwriting initiatives, operating profitability recovered rising from 9.9% in 2002* and 12.5% in 2003 to more than 16% in 2004. The Group achieved its profitability objective one year ahead of schedule. On the strength of these accomplishments, AGF intends to maintain its operating profitability at a high level this year.

In property and casualty, the improvement of the claims management process, the full impact of cost reduction measures and the maintenance of selective underwriting and rate discipline will make it possible to sustain the level of profitability. AGFs objective is to maintain a combined ratio of under 99%.

* not directly comparable

In life and financial services, the Group will reap the full benefit of the grass roots reform undertaken in 2003. The productivity of networks will continue to improve, the reorganisation of management centres will foster cost reductions, the large share of unit-linked products in the product mix will sustain the value of new business.
This indicator is to life insurance what the combined ratio is to non-life.
The Group's objective is to develop a culture of growth in new business as a strategic working tool.

In life and health, AGF will pursue the renovation of its product line (innovation, rate and benefit changes) and its cost reduction initiatives in order to optimise the level of profitability of its activities. And abroad, in credit insurance and assistance, AGF intends to strengthen the results reported in 2004.

Pursuing active management of risk profile

Owing to the implementation that began in 2001 of active management of all types of risks, AGF has significantly reduced its risk profile and optimised the use of capital.
The Group has significantly strengthened its financial solidity and has greater financial flexibility.

AGF intends to continue actively managing risk. Its objective is to maintain cautious asset-liability management: dynamic asset management, cautious use of unrealised wealth, and continuing reduction of guaranteed rates. AGF also wants to continue reducing underwriting and provisioning risks, in particular by an innovative reinsurance programme against natural disaster. AGF will also strengthen its internal control procedures and favour the quality of signatures for loan risks.

Owing to this active management of its risk profile, AGF will continue optimising capital in use and financial flexibility and strengthen its capacity to maintain a high distribution policy.
AGF will strengthen its status as a high return stock.

Accelerating growth initiatives

AGF is opening a new page in its history by turning more to the development of its activities and the competitiveness of its networks. It has ambitious objectives for each of its businesses:

In life and financial services, the Group plans to grow in the long-term savings and financial services market.
Following initial reforms in this area, AGF has true growth potential.
On this highly profitable market that has been growing for many years now, 3 strategic working areas have been selected: the improvement of network productivity, the increase in multiple product ownership and average customer receipts, and finally, the investment in networks to give them renewed sales strength.

In health and group, the Group's objective is to capitalise on competitive advantages in a rapidly growing market.
In individual health there will be an investment in networks and services to customers. In group, continuing improvement in profitability will be combined with growth.

In property and casualty, AGF wants to grow selectively, particularly in individual risk. And abroad, AGF wants to build its leadership position in each of its markets, grow on the household savings market in Europe and pursue selective non-life growth in Europe and Latin America. In credit insurance the Group wants to improve the quality of its 2004 earnings for the years to come while closely managing risks and pursuing growth initiatives.
In assistance, profitability improvement will be sought while speeding up growth on mature and emerging markets.

In the 3 years to come, AGF wants to exploit the growth potential of its businesses by pushing development initiatives ahead. The Group believes it has growth potential ranging from 5 to 10% in its life, health, group and international insurance activities.
Financial Services are expected to grow by more than 10%.

Thanks to all of these measures, AGFs objective is to sustain the competitiveness of its businesses and its networks on a lasting basis, while improving the quality of its services and relations with customers. The Group is part of the Allianz Group 3+1 strategy that has been in process for several years now.

KEY FIGURES FOR 2004

DISTRIBUTION OF REVENUE IN 2004

€ 17.3 BN



BY ACTIVITY



3%
11%
3%
43%
40%
Personal insurance
Property and casualty insurance
Credit insurance
Assistance
Banking and others

BY GEOGRAPHIC AREA



4%
30%
4%
62%
France
Europe (outside France)
South America
Other

REVENUE
In billions of euros

99	00	01	02	03	04
15.1	17.6	18.5	17.1	18.3	17.3

PREMIUM INCOME FROM INSURANCE
In billions of euros



10.6
10.9
13.4
13.4
15.8
16.6
15.4
16.5
16.7
2.9
3.2
4
3.5
5.3
6.2
5.9
6.4
4.6
96
97
98
99
00
01
02
03
04

> 1996-2004 <

+58%

+5.2% per year on average over 9 years

Outside France*
France

** including premium income abroad from credit insurance and assistance*

NET ASSET VALUE
In euros per share


36.1
42.1
44.5
51.9
48.2
42.1
35.5
40.5
48.8
26.6
27.8
30.7
33
34
36.2
34.8
37.4
41.3
96*
97*
98*
99*
00
01
02
03
04

■ Unrealised capital gains, group share net of goodwill, equalisation provisions and taxes

▨ Adjusted share capital

** Pre-2000 data not directly comparable*

MARKET VALUE OF ASSETS UNDER MANAGEMENT
In billions of euros


43.9
55.4
65.6
71.6
74.6
76.1
76.3
79.9
86.6
40
49.9
57.8
62.3
67
71
73
75.2
79.8
96
97
98
99
00
01
02
03
04

■ Unrealised capital gains

▨ Net book value

** Data prior to 2000 not directly comparable (including unit-linked)*

FINANCIAL INDEBTEDNESS*
As a percentage


51.6
37.3
27.9
32.7
33
31.6
23.8
22.8
18.9
96*×
97*×
98*×
99*×
00
01
02
03
04

Financial debt (excluding subordinated liabilities)/ Share capital (including minority interests) + subordinated liabilities

** Indebtedness excluding banking*
*** Pre-2000 data not directly comparable*

SALARIED EMPLOYEES


24,577
30,722
30,132
27,154
31,788
32,822
34,139
34,135
31,855
39.2
38.8
38.6
33.9
41.3
42.3
44.6
45.6
48.1
%
60.8
61.2
61.4
66.1
58.7
57.7
55.4
54.4
51.9
%
96
97
98
99
00*
01*
02*
03*
04

■ Abroad

▨ France

** Including Mondial Assistance (AGF share) in calculation*

CONSOLIDATED NET RESULTS
In millions of euros


234
293
503
667
884
732
268
763
1,104
96*
97*
98*
99*
00
01
02
03
04

** Pre-2000 data not directly comparable*

UNDERLYING RESULTS AFTER TAXES OF OPERATING COMPANIES (EXCLUDING HOLDING COMPANIES)
In millions of euros


332
349
573
663
942
909
332
1,140
1,326
96*
97*
98*
99*
00
01
02
03
04

** Pre-2000 data not directly comparable*

WEIGHTED UNDILUTED EARNINGS PER SHARE (EPS)
In euros per share


1.72
2.07
2.73
3.65
5.21
4.36
1.57
4.41
6.24
96*
97*
98*
99*
00
01
02
03
04

* Pre-2000 data not fully comparable

NET DIVIDEND PER SHARE
In euros


0.76
0.76
1.14
1.62
2.00
2.00
1.00
1.80
2.60
96
97
98
99
00
01
02
03
04

RETURN ON EQUITY (ROE)
In percentage


6.7
7.5
10
12.1
17.5
13.1
4.6
13.2
17.4
96*
97*
98*
99*
00
01
02
03
04

* Data prior to 2000 not directly comparable

SOLVENCY MARGIN*
In percentage


177
200
236**
02
03
04

(*) The adjusted solvency margin has been calculated in accordance with the Insurance Code. The solvency margin includes the share of future profits limited to deferred acquisition fees exceeding the Zillmerisation difference
(**) Method comparable to 2003

RETURN ON ALLOCATED CAPITAL
In percentage


2002*
2003
2004
5.4
10.4
14.5
11
11.3
14.8
11.5
17.3
21.5
12.5
10.8
15.0
9.3
13.9
17.0
9.9
12.5
16.4
Property and casualty
Health & Group
Life and Financial Services
International
Credit insurance & Assistance
Group

* Not directly comparable





ACTIVITIES AND EQUITY INVESTMENTS

ASSURANCES GÉNÉRALES DE FRANCE

100%

AGF HOLDING

100% — AGF INTERNATIONAL

99.9% — AGF IART

98.27% — AGF VIE

1.72%



NON-LIFE INSURANCE IN FRANCE	%
AGF Iart	99.99
AGF La Lilloise	99.99
Les Assurances Fédérales Iard	95.00
Calypso	99.99
Mathis Assurances	99.99
Qualis	99.99
La Rurale	99.82

LIFE INSURANCE IN FRANCE	%
AGF Vie	99.99
Arcalis	99.85
Coparc	99.99
Compagnie de Gestion et de Prévoyance	99.82
Génération Vie	80.00
AVIP	100.00
Martin Maurel Vie	82.66

SPECIALTY BUSINESSES	%
Credit insurance	
Euler Hermes	71.08
Assistance and Travel Insurance	
Elmonda (Mondial Assistance)	50.00
Financial insurance	
AGF Assurances Financières	99.99
Legal protection	
Protexia France	66.00

FINANCE AND PROPERTY	%
Activity and financial holdings	
AGF Asset Management	99.85
Banque AGF	99.99
W Finance	99.99
Oddo et Cie	26.98
Activity and property holdings	
AGF immobilier	100.00
Gecina	23.49

INSURANCE OUTSIDE FRANCE	%
AGF international	100.00
Europe	
Belgium - Luxembourg	
AGF Belgium Insurance	100.00
AGF Life Luxembourg	100.00
Netherlands	
Allianz Nederland Groep	100.00
Spain	
Allianz Seguros y Reaseguros	50.00
Africa and Middle East	
Africa	
AGF Afrique (Subsidiaries in Benin, Burkina Faso, Cameroon, Central Africa, Ivory Coast, Senegal, Mali and Togo	100.00
Lebanon	
Société Nationale d'Assurances	59.10
Egypt	
Allianz Life Assurance Company Egypt (AZLE)	83.89
Allianz Insurance Company Egypt (AZIE)	85.00
Tunisia	
Astrée (up until 25.01.2005)	42.08
South America	
Argentina	
AGF Allianz Argentina Generales	100.00
Brazil	
AGF Brasil Seguros	68.98
AGF Saude	100.00
Colombia	
Colombiana de inversion (Groupe Colseguros)	99.98
Venezuela	
Adriatica de Seguros	96.97

Percent control at 31 December 2004.

HIGHLIGHTS

Appointments and organisation

Jean-Philippe Thierry, AGF's Chairman and Chief Executive Officer, appointed Louis de Montferrand Deputy Managing Director, and member of the Executive Committee responsible for property and casualty, the general agents network and brokerage for France.

Non-life agents and brokerage

From April to July, AGF general agents launched the *Printemps de l'Auto,* an auto operation targeted to segments with good potential for development: good drivers, motorcyclists and beginners. 6 offers with 26 combinations adapted to different driver profiles. In an environment of auto claims improvement, AGF general agents offered rate advantages to targeted customer segments.

At the end of December AGF and Crédit Agricole signed an agreement in respect of the acquisition by Pacifica, the property and casualty insurance subsidiary of Crédit Agricole of 35% of the share capital of Assurances Fédérales IARD.

Personal insurance

Under the refocusing undertaken in health insurance AGF contributed its management of the mandatory health regime for non-salaried workers to Ram-Gamex which acquired AGF's employees on a voluntary basis. The others were offered assignments in the AGF Group. At the conclusion of the operation, AGF plans to concentrate its resources on development of its comlementary health insurance businesss.

Under the reform of the retirement system in France, AGF launched retirement plans and "AGF Pleine Retraite" "AGF Stimeo". The Group has high ambitions in the retirement market.

In December, AGF and Dresdner Bank finalised discussions begun in the summer in respect of AGF's acquisition of 100% of the share capital of AVIP, a subsidiary of Dresdner Bank. Avip has a portfolio of 16,000 customers and posted premium income in 2003 on the order of €220mn, nearly 35% was in unit-linked products.

PROPERTY

During the 1st half of 2004, AGF tendered the 26.54% that the Group held in Sophia in the offer of GE Real Estate Investissement. The consolidated capital gain stood at €131mn.

On 1 October, the Group sold the property complex Tour Mirabeau located in Paris' 15th arrondissement, on the quai André Citroën, to DEGI International. DEGIs total investment was €220mn.

INTERNATIONAL

Through its subsidiary, Allianz Nederland, AGF sold a portion of its supplementary health portfolio in the Netherlands to ONVZ. However, Allianz Nederland and ONVZ will continue to cooperate in selling health products to AGF subsidiary customers under the Allianz Nederland name.

Under its refocusing strategy in South America, the Group sold its life insurance subsidiary in Brazil to ITAU and its insurance subsidiary in Chile to Liberty Mutual.


AUGMENTATION DE CAPITAL 2004
DONNEZ DU SOUFFLE À VOTRE ÉPARGNE

SPECIALTY BUSINESSES

In the summer, Crédit Agricole and Euler Hermes, a 71.1% held subsidiary of the AGF Group, signed an agreement relative to the acquisition by Crédit Agricole of the 49.09% held by Euler Hermes in the factoring group Eurofactor.

EMPLOYEE SHARE OWNERSHIP

The issue of new shares related to a share capital increase reserved for employee occurred from 24 June to 7 July 2004 and lifted the share of capital held by Group employees to about 2.6%.

SUSTAINABLE DEVELOPMENT

Under its Sustainable Development policy, AGF encouraged its suppliers to endorse the World Compact. Today, 145 AGF suppliers representing 35% of Group procurement have endorsed these principles.

And last May, the Prix AGF Campus prize recognised Cheer up!, a student association working for the benefit of young hospital patients.


AGF
AIRE FACE A


C VOUS

ORGANISATION OF GROUP MANAGEMENT

At 31 December 2004

THE EXECUTIVE COMMITTEE

JEAN-PHILIPPE THIERRY
Chairman and Chief Executive Officer

FRANÇOIS THOMAZEAU
LAURENT MIGNON
Managing Directors*

LOUIS DE MONTFERRAND
JEAN-FRANÇOIS LEQUOY
Deputy Managing Directors

Secretarial support to the the Executive Committee is provided by
JEAN-MICHEL MANGEOT
General Secretary

** of various subsidiaries of AGF (see financial portion of the annual report under Board of Directors, Management and Managing Directors.*



Composition of the Board of Directors

Jean-Philippe Thierry,
Chairman and Chief Executive Officer of the Company

Three directors representing the majority shareholder Allianz, and elected by the General Meeting of Shareholders:
Mickaël Diekmann,
Vice-chairman of the Board
Diethart Breipohl
Detlev Bremkamp

Five independent directors within the meaning of the Bouton report, and elected by the General Meeting of Shareholders:
Yves Cannac
André Lévy-Lang
Béatrice Majnoni d'Intignano
Hans-Dieter Kalscheuer
Dominique Ferrero

One non-independent director within the meaning of the Bouton report, and elected by the General Meeting of Shareholders:
Antoine Jeancourt-Galignani

A representative of general agents:
Hervé de Veyrac [1]

A representative of salaried shareholders, elected by the General Meeting of Shareholders:
Mariano Sorolla [2]

Two directors represented by employees and elected by them:
Anita Mac Auliffe [3]
Vincent Schittulli [4]

One non-voting member,
Robert Hudry

Michel Albert is honorary chairman of AGF.

The biographies of each of the administrators and the positions occupied by each of them appear in "Administrative Bodies" of the financial report. A detailed profile of directors is also available on the internet site www.agf.fr/developpementdurable

(1) Hervé de Veyrac was appointed director at the AGM of 25 May 2004 replacing Christian Brette.
(2) Mariano Sorolla was appointed to a 2nd term at the AGM of 25 May 2004
(3) Anita Mac Auliffe was reelected by AGF employees on 29 April 2004 to represent management employees
(4) Vincent Schittulli was elected to replace Philippe Sablons, by employees on 29 April 2004 to represent non-management employees.

The Audit Committee

Dominique Ferrero,
Chairman
Robert Hudry,
Detlev Bremkamp

The Transactions Committee

Yves Cannac,
Chairman
Diethart Breipohl,
Hans-Dieter Kalscheuer

The Compensation Comittee

André Lévy-Lang,
Chairman
Mickaël Diekman,
Béatrice Majnoni d'Intignano

The operation of the Board of Directors and its committees follows the strict operating rules of corporate governance, which organises companies in order to protect the interest of minority shareholders by better distribution of powers between administrators and corporate officers. These rules are expounded upon in the chapter "Corporate Governance" of sustainable development.

The General Management Committee

Jean-Philippe Thierry,
Laurent Mignon,
François Thomazeau,
Jean-François Lequoy,
Louis de Montferrand,
Jean-Claude Chollet,
Paul-Camille Bentz,
René Bergère,
Gilles-Emmanuel Bernard,
Richard Bonfils,
Gérard Bonnet,
Géraud Brac de La Perrière,
Jean-François Bruno,
Alain Burtin,
Jacques Caba,
Michel Campéanu,
Jean-Claude Chaboseau,
Monique Chézalviel,
Alain Demissy,
Patrick Dixneuf,
Laurent Doubrovine,
Guilhem Ducouret,
Daniel Fortuit,
Robert Franssen,
Hervé Gloaguen,
Michaël Hörr,
Gilles Johanet,
Philippe-Michel Labrosse,
Xavier Lehman,
Murielle Lemoine,
Bertrand Letamendia,
Jean-Michel Mangeot,
Patrick Mortagne,
Jean-Marc Paroissien,
Hugues de Roquette-Buisson,
Vicente Tardio,
Henri J-E-J Van Lent,
Clemens von Weichs

Group Support Activities Reporting to the Executive Office

Jean-Claude Chollet,
Deputy managing director, member of the General Management Committee

General Secretary:
Jean-Michel Mangeot,
Member of the General Management Committee

General Audit:
Hervé Gloaguen,
Member of the General Management Committee

Communication:
Martine Laisné until 29.04.2005

Procurement:
Igor Lafaurie
Director of Procurement

Finance

Under the responsibility of
Jean-François Lequoy,
Deputy Managing Director,
Member of the Executive Committee

Accounting:
Richard Bonfils,
Member of the General Management Committee

Taxation:
Emmanuel Gorlier

Risk Management and Control:
Alain Burtin,
Member of the General management Committee

Insurance Investment – Cash Management:
Xavier Lehman,
Member of the General Management Committee

Corporate Finance:
Fanny Pallincourt

Private Equity:
Xavier Lehman,
Member of the General Management Committee
Christophe Bavière,
Chairman of the Executive Board

General Agents and Non-Life Brokerage

Property and Casualty France, under the responsibility of
Louis de Montferrand,
Deputy Managing Director
Member of the Executive Committee

Commercial and Professional Property and Casualty, Organisation and Information Systems, Commercial Brokerage:
Patrick Dixneuf,
Member of the General Management Committee

Individual Property and Casualty:
Jean-Marc Paroissien,
Member of the General Management Committee

Claims Administration:
Gérard Bonnet,
Member of the General Management Committee

Management Department:
Guilhem Ducouret,
Member of the General Management Committee

General Sales Agents:
Jacques Caba,
Member of the General Management Committee

* From ligt to right:
Louis de Montferrand, Laurent Mignon, Jean-Philippe Thierry, François Thomazeau, Jean-François Lequoy

AGF Global Brokerage:
Michael Horr,
Member of the General Management Committee

Direction AGF La Lilloise:
Jean-Yves Jullen,
Managing Director Delegate

Audit and Operating Risks:
Gilles Pestre

General Secretary:
Joël Azouz

LIFE AND FINANCIAL SERVICES

Under the responsibility of
Laurent Mignon,
Managing Director,
Member of the Executive Committee

Individual Life Business:
Laurent Mignon,
Member of the Executive Committee

Underwriting and life products:
Laurent Doubrovine,
Member of the General Management Committee

Life operations:
René Bergère,
Member of the General Management Committee

Strategic Marketing and Management:
Murielle Lemoine,
Member of the General Management Committee

Audit and Quality:
Yves Thalassinos

Employee networks:
Gilles-Emmanuel Bernard,
Member of the General Management Committee

Pierre Persico
Deputy director

Brokerage and partnerships:
Philippe-Michel Labrosse,
Member of the General Management Committee

Banque AGF:
Michel Campeanu,
Member of the General Management Committee

AGF Asset Management/AAAM:
Géraud Brac de la Perrière,
Member of the General Management Committee

AGF Immobilier:
Bertrand Letamendia,
Member of the General Management Committee

Dresdner Gestion Privée:
Yann Guez

W Finance:
Pierre Persico

HEALTH AND GROUP INSURANCE

Under the responsibility of
Gilles Johanet,
Member of the General Management Committee

Group:
Jean-Claude Chaboseau,
until 15.04.2005
Member of the General Management Committee

Health:
Patrick Mortagne,
Member of the General Management Committee

Financial Department:
Marc Renard

Internal Audit:
Benedict Aucoin

Santéclair:
Marianne Binst

INTERNATIONAL AND CENTRAL SUPPORT ACTIVITIES

Under the responsibility of
François Thomazeau,
Managing Director,
Member of the Executive Committee

INTERNATIONAL

General Secretary for International Affairs:
Benoît Redon

Europe

Belgium
Robert Franssen,
Chairman of the Management Committee of AGF Belgium, Member of the General Management Committee

Netherlands
Henri J-E-J Van Lent,
Chairman of Executive Board of Allianz Nederland, Member of General Management Committee

Spain
Vicente Tardio,
Administrator delegate of Allianz Seguros, Member of General Management Committee

South America

Argentina
Carlo Carlin,
Vice Chairman Managing Director

Brazil
Max Thiermann,
Chairman of Management Committee

Colombia
Francis Desmazes,
CEO, Managing Director

Venezuela
Ghislain Fabre,
Managing Director

Africa, Overseas, Middle East

Under the responsibility of
Hugues de Roquette Buisson,
Member of General Management Committee

Africa
Yann Dujardin,
Managing Director Delegate of AGF Afrique

Overseas
Patrick Rolland,
Director of AGF Outre-Mer

Egypt
John Metcalf,
Chairman and CEO

Lebanon
Antoine Wakim,
Chairman and CEO

CENTRAL SUPPORT ACTIVITIES

AGF Informatique:
Paul-Camille Bentz,
Member of General Management Committee

Legal Affairs:
Jean-François Bruno,
Member of General Management Committee

Group Human Resources:
Monique Chézalviel,
Member of General Management Committee

Reinsurance:
Daniel Fortuit,
Member of General Management Committee

Administrative Services:
Marie-Hélène Moltier

CREDIT INSURANCE

Euler Hermes:
Jean-Philippe Thierry,
Chairman of the Supervisory Board

Laurent Mignon,
Member of the Supervisory Board

Clemens von Weichs,
Member of the General Management Committee

ASSISTANCE AND TRAVEL INSURANCE

Mondial Assistance under the responsibility of:
François Thomazeau,
Managing Director, Member of the Executive Committee

Alain Demissy,
Member of the General Mangement Committee

OTHER BUSINESSES

Protexia France:
Jean-Michel Mangeot,
Chairman and Managing Director

Frédéric Baccelli,
Managing Director Delegate

Non-life Products and New Business:
Jean-Claude Chollet,
Member of the General Management Committee

Jean-Marc Paroissien
Member of the General Management Committee

JOINT EMPLOYEE MANAGEMENT COMMITTEE

Administrative

Jean-Jacques Cette, Secretary
Dominique Eiser,
Pascal Verachten,
Marie-José Darbord,
Eric Pajot,
Jacques Landauer,
Philippe Moscova,
Bernard Raiteri,
Alain David,
Claude Lutz,
Gérard Bachelet,
Viviane Groud,
François Leitao,
Annick Agnan,
Robert Lefebvre,
Marie-Christine Chapouillie,
Catherine Tarridec,
Joël Le Bouar,
Jean-Pierre Guyot,
Jean-Claude Avart,
Monique Kurzawinski.

Inspectors

Patrice Plamberck

Salaried Producers

Eric Simon,
Louis Garnier.

THE MEN AND WOMEN OF THE AGF GROUP

31,855 MEN AND WOMEN INCLUDING 16,556 IN FRANCE AND 15,299 OUTSIDE FRANCE

Average number of employees in 2004 of companies of the consolidated AGF group

AGF IN FRANCE	2003	2004
Management personnel		
AGF Iart, AGF Vie	8,357	8,189
AGF	8	7
AGF Assurances financières	6	6
AGF La Lilloise	250	252
La Rurale	6	–
Arcalis	2	–
AGF Informatique	801	806
AGF Banque	317	282
AGF Asset Management	138	189
Dresdner Gestion Privée	30	44
W Finance	110	96
AAAM	11	12
Phénix Immobilier	4	–
AGF Immobilier	177	163
Larose Trintaudon	60	54
Assurances Fédérales	74	71
Calypso	52	39
Santéclair (AGF share)	32	38
Spaceco (management)	–	2
Qualis	3	3
Protexia	28	28
Euler (France)	1,331	1,232
Mondial Assistance* (France)	944	818
SNC Maxium	–	10
Avip	–	69
	12,741	12,408
Sales personnel in France		
AGF Iart, AGF Vie	4,190	3,935
Avip	–	11
AAM	2	2
W Finance	166	148
Euler	23	44
Arcalis	12	–
Phenix Immobilier	–	4
Larose Trintaudon	–	4
AGF Asset Management	42	–
Dresdner Gestion Privée	17	–
	4,452	4,148
Total France	**17,193**	**16,556**

AGF OUTSIDE FRANCE	2003	2004
AGF RAS Group* (Spain)	1,131	1,124
AGF UK	15	11
AGF Benelux Group	1,424	1,305
Groupe Allianz Nederland (Holland)	1,486	1,425
Groupe Allianz Nederland (Belgium)	59	53
Groupe AGF Chile	327	189
Groupe AGF Argentina	172	165
Groupe Adriatica	318	322
Groupe AGF Colombia	1,303	–
AGF Do Brasil	1,455	1,235
Groupe AGF Afrique	377	377
Groupe SNA	116	123
Groupe AGF Egypt	198	178
Others (St Barthes Assurances)	4	4
Expatriates AGF IART and VIE	51	44
Groupe AGF Asia	71	79
Euler	4,244	4,448
Mondial Assistance*	2,812	2,979
Dresdner Gestion Privée	8	–
Total outside France	**15,571**	**15,299**

* Proportionally consolidated

AGF AND THE BOURSE

A HIGH RETURN ON STOCK – 5TH PERFORMANCE ON THE CAC 40 IN 2004

Because of its market capitalisation, up 28.5% over a year to €10.412bn, at 31 December 2004, AGF ranked 27th on in SBF 120 index in France and 41st on the Euronext 100, which includes the 100 highest market capitalisations on the Amsterdam, Brussels, Paris and Lisbon exchanges. On that date, AGFs position on the CAC40 based on a free float of €4.685bn was 34th in terms of market capitalisation and 30th in terms of trading volume compared to market capitalisation. AGFs rank on the CAC40 is determined, as is the case of others in the index, on the criterion of free float capitalisation with a sectoral weighting and using the daily volume of transactions. A liquidity contract was put into place in November 2003 and expired in 2004, with the last transaction under the contract on 12 November 2004. Its objective was to support the liquidity of the stock while limiting its volatility, smoothing out any erratic and irrational changes resulting from speculative trading in order to promote the share-holder body over a longer term. A new liquidity contract with an investment service provider in the market was signed in early 2005, pursuant to new regulations of the Financial Market Authority.

PERFORMANCE OF AGF,
THE CAC 40 AND THE EURO STOXX INSURANCE
Base 100 at 31.12.2003



130
120
110
100
90
80
AGF: 54.95
CAC 40: 3,821.16
DJ Euro Stoxx Insurance: 202.60
J 04
F
M
A
M
J
J
A
S
O
N
D

Base 100 at 12.03.2003



280
260
240
220
200
180
160
140
120
100
80
A 03
M
J
J
A
S
O
N
D
J 04
F
M
A
M
J
J
A
S
O
N
D

Performance

In 2004, the insurance indexes - DJ stoxx Insurance and DJ Euro stoxx Insurance – respectively showed increases of 7.89% and 7.39% while over the same period the CAC 40 rose 7.4% to 3 821.16 points. AGF stock way surpassed all of the indexes with a remarkable rise of 27.61%, placing it 5th on the lead index of the Paris Bourse and reaching its highest level at the end of December 2004, owing to sustained interest throughout all the second half. Its price rose from €43.06 at 31.12.2003 to €54.95 at 31.12.2004.

VOLUME OF AGF STOCK AND CAPITAL TRADED IN 2004

During 2004, 105,577,312 AGF shares were traded in 259 trading sessions. The average daily volume of shares traded in 2004 was 407,634 shares, representing €20.277mn in capital traded each day.

The daily trading volume placed AGF in 30th position on the CAC 40 if a comparison is made of volume traded to the volume of free float at 31 December 2004.

MONTHLY CHANGES

AGF TRADING ON EURONEXT PARIS

Source Euronext.

Month	Number of shares traded	Capital in euros	Highest price	Lowest price
2003				
September	8,935,755	375,242,400	44.65	39.60
October	10,745,840	473,626,388	47.49	40.01
November	16,254,119	703,944,977	47.28	40.70
December	8,269,057	355,487,301	44.44	41.79
2004				
January	14,199,029	660,731,444	49.83	42.74
February	8,680,766	439,034,849	53.10	47.74
March	9,082,446	455,205,791	53.05	47.66
April	7,468,982	387,545,082	53.35	50.05
May	8,155,083	404,553,350	52.15	48.10
June	7,617,134	380,795,750	50.80	48.62
July	7,000,590	335,547,705	50.50	45.86
August	9,348,683	435,579,739	49.30	44.15
September	10,514,501	520,548,939	52.15	46.55
October	7,372,940	382,949,269	53.00	50.75
November	7,816,836	403,714,285	53.80	50.45
December	8,320,322	445,537,815	55.45	52.35
2005				
January	7,948,833	445,063,134	58.30	54.60
February	7,084,702	410,391,956	59.30	57.15

MAIN MARKET DATA

AGF STOCK

In euros	1996	1997	1998	1999	2000	2001	2002	2003	2004
Nondiluted weighted earnings per share*	1.72	2.07	2.73	3.65	5.21	4.36	1.57	4.41	6.24
Nondiluted nonweighted earnings per share	1.72	1.70	2.73	3.80	5.25	4.33	1.56	4.37	6.22
Net dividend per share	0.76	0.76	1.14	1.62	2.00	2.00	1.00	1.80	2.60
Highest price **	26.82	51.41	60.20	58.00	74.00	73.40	58.45	46.78	55.15
Lowest price **	19.54	24.56	42.40	46.00	49.10	43.91	22.90	21.27	43.22
In millions of shares									
Total number of shares issued at 31.12	136.14	172.33	184.33	184.53	184.58	184.68	186.91	188.17	189.49
Fully diluted number of shares	136.94	186.19	186.69	186.63	186.61	186.60	188.89	191.21	193.11
Treasury	-	-	-	9.11	16.19	15.55	15.35	13.60	11.95
Outstanding number of shares after treasury	136.14	172.33	184.33	175.42	168.39	169.13	171.55	174.57	177.54
Fully diluted number of shares after treasury	136.94	186.19	186.69	178.52	172.41	174.05	176.39	180.47	183.98
Weighted number of shares outstanding	136.14	141.99	184.33	182.54	170.01	167.93	170.17	172.93	176.84

* Data prior to 2000 not directly comparable; 2000 and 2001 data are pro forma
** Highest and lowest closing prices of the year.
NB: the amount of the 2004 dividend (2.60 euros) is subject to the approval of the General Meeting of Shareholders.


DISTRIBUTION OF
SHARE CAPITAL
at 31 December 2004


29.2%
58.1%
2.6%
3.8%
6.3%

- Allianz AG
- AGF treasury
- Individual shareholders
- AGF employee shareholder plans
- Institutional shareholders

THE DISTRIBUTION OF SHARE

According to a December 2004 study, AGFs share capital was distributed among 102,750 shareholders, including 3,890 registered shareholders and 98,860 bearer shareholders (TPI* study at 31 December 2004).

The individual shareholders reached 100,429 of which 40.4% lived in the Paris region. Rising steadily, the average holdings per individual shareholder amounted to slightly more than 72 shares, another increase compared with 2003. The number was higher for registered shareholders (278 share) and even rose to 316 shares for individual shareholders whose shares were directly registered. This phenomenon is partially due to the sustained efforts of the Shareholder Department in the Group's General Secretary's office.

At 31 December 2004, the main institutional shareholders in terms of percent of share capital were:
Allianz AG = 58.1%
Groupe CDC = 1.7%

Including the 58.1% by Allianz AG, the percent of shareholders outside France was 73.7%.

In 2004 AGF Group employees subscribed to new shares in employee investment plans, thereby lifting shares in plans for AGF employees to 2.6% of share capital and 6.1% of free float at 31 December 2004.

At 31 December 2004, AGF share capital stood at €866,609,375.31 represented by 189,486,162 shares, an increase of 1,313,523 shares.

* TPI : Titre au porteur identifiable

AGF FREE FLOAT

The definition of free float this year as last year meets criteria used for the presence of AGF on the CAC 40 (rounded to 45% of its share capital in the index) and includes treasury shares of 6.3% of share capital at 31 December 2004.

This free float, which does not include the share of Allianz AG stood at 41.9% of share capital, or 79,352,892 shares.

Excluding the capital transaction reserved for employees in August 2004, which created 0.79 million shares, and various exercises of stock subscription options during the year, which increased the number of outstanding shares in 2004, the use of the liquidity contract in a well-oriented price market led to sales of a portion of treasury shares on the market amounting to 1.62 million shares.

This free float is held at 63% by French shareholders given treasury, which amounted to 15.1% of that number on the same date. The main countries represented in decreasing order of percent: North America (12.9%), the United Kingdom (11.8%), Benelux (6.2%), Germany excluding Allianz AG (3.1%), Switzerland (0.9%), Italy (0.8%), Australia (0.5%) and Spain (0.2%).

DISTRIBUTION OF
AGF FREE FLOAT
at 31 December 2004


0.8%
Italy
0.5%
Australia
0.9%
Switzerland
0.2%
Spain
3.1%
Germany
0.2%
Miscellaneous
6.2%
Benelux
15.1%
Treasury
9.1%
Individual shareholders
11.8%
United
Kingdom
6.1%
AGF employee shareholders plan
12.9%
North
America
33.1%
France



2005 CALENDAR

2004 premium income
Thursday 3 February 2005

Information for transition to IFRS standards
Tuesday 15 February 2005

2004 annual results
Tuesday 15 March 2005

1st quarter 2005 premium income
Thursday 12 May 2005

2004 General Meeting
Monday 23 May 2005

Dividend payment
Tuesday 24 May 2005

First half 2005 premium income
Thursday 11 August 2005

1st half 2005 pre-results
Mid August 2005

1st half 2005 results
Tusday 20 September 2005

3rd quarter 2005 premium income
Thursday 10 November 2005

SHAREHOLDER INFORMATION

Located in the Office of the General Secretary since the 1996 privatisation of the Group, the Shareholder and Financial Communications Departments work closely together in providing the full gamut of information to all shareholders, both institutional and individual.

In order to provide regular information to individual shareholders, specific services are offered:

— a vocal server: 33 1 42 96 08 77
— The Shareholders' Club, comprising nearly 33 000 members, gives access:
  - to a toll free number: 0800 02 23 30,
  - to an email address agfclub@agf.fr which take questions, remarks and suggestions,
  - to training sessions at the *Ecole de la bourse*,

— the Internet site: http://www.agf.fr/actionnaire.

Members of the Shareholders' Club are regularly informed of major current events through

— a quarterly letter to shareholders,
— specific meetings throughout France organized by AGF or jointly with the FFCI, the CLIFF, Euronext, or financial reviews such as *Le Revenu* or *Investir*, or alone, or with other CAC40 companies.

2004 Events

In 2004 the AGF Shareholders' Club, acting individually or though partnerships, organised nine individual shareholder meetings. They were held in Rouen, Nice, Metz, Nantes, Lyon, Biarritz, Toulon, Lille and Paris. 4 *Ecoles de la Bourse* training sessions occurred in Rennes, Annecy, Avignon and Bordeaux. AGF also welcome its shareholders to the Paris *Actionaria* event in November 2004.

Invitations to each meeting were extended not only to individual club members in the region but also to members of investment clubs and representatives of different shareholder associations. In this way, a large number of individual shareholders were able to meet and speak directly with AGF management. These meetings were a complement to information disseminated in letters to the shareholder 4 times a year.

AGF calendar in 2005

Given shareholder interest, AGF has planned a programme of 8 new meetings in Paris and other areas in 2005. These plans will be supplemented by 4 new training sessions at the *Ecole de la Bourse* and the *Actionaria* event in Paris. These meetings bring AGF closer to its individual shareholders and enables us to hear about their expectations.

Over and above these services, shareholders may write to:

Jean-Michel Mangeot
General Secretary of the AGF Group
Case Postale A501
87, rue de Richelieu - 75113 Paris cedex 02

or contact directly:

(For institutional shareholders and financial analysts):

Vincent Foucart,
Tel. : (33) 1 44 86 29 28

Patrick Lalanne,
Tel. : (33) 1 44 86 37 64

Jean-Yves Icole,
Tel. : (33) 1 44 86 44 19

Christelle Sauvet,
Tel. : (33) 1 44 86 29 79

Béatrice Ducasse,
Tel. : (33) 1 44 86 43 00

(For individual shareholders):

François Echeviller,
Tel. : (33) 1 44 86 48 06

Jean-Marie Guinot,
Tel. : (33) 1 44 86 48 05

Vincent Foucart,
Tel. : (33) 1 44 86 29 28

Marie-Serjë Gauthier,
Tel. : (33) 1 44 86 44 06.

For additional information:
www.agf.fr/actionnaire

THE STRATEGIC MANAGEMENT OF VALUE

Several years ago, AGF implemented a very active practice of strategically managing value created for the shareholder. It directs, supports and measures the impact of daily Group management decisions on the basis of 2 main tools:
1/ monitoring normalised profitability of activities
2/ monitoring embedded value.

MEASURING THE NORMALISED PROFITABILITY OF INSURANCE ACTIVITIES

The AGF approach

The Principle: the capital contributed by the shareholder, far from being a free or abstract resource is a guarantee of security given to policyholders. Therefore its cost must be included in the cost of products. Calculated on the basis of book equity, the traditional measure of profitability, ROE ("Return on Equity") gives only global performance of the Group and does not allow for an analysis by activity.

The originality of the AGF approach is that it is built on simplicity and discipline permitting financial communication in detail by activity and more efficient management of the value created by the Group.

In practice, this approach is based on:
• the nomalisation of results of each activity, which consists of applying several adjustments to book results so that the latter reflect underlying economic performance better, whatever accounting reference is used, the market environment or the policy of reporting results.
• the allocation of capital to various activities based on the contribution to total country risk. It therefore makes it possible to compare the economic results to that capital and determine the normalised profitability by business or country.

Normalised results

The economic results of an insurance company are sensitive to the accounting reference that is applied, market volatility and the level of profit-taking on investments. For this reason, financial analysts frequently adjust it to estimate underlying economic results. The adjustments used by AGF are limited in number and relate mainly to financial income, certain accounting measures, surplus capital revenue and taxes.

• Normalised nvestment income is the desired mid-term profits on investments.

COMPARISON OF REAL AND NORMED INVESTMENT INCOME

in millions of euros	Consolidated real	Unit-linked value adjustment cancellations	Change PPE** and PRE*	Real net of PPE***	Normed (before EK)***	Deviation (real – normed)
Life and health in France	2,381	-313	0	2,068	2,427	-359
Non-life and assistance in France	443		0	443	510	-67
Credit insurance	82			82	97	-15
International: Life and non-life and health	860	-130		730	796	-66
Other activities	52			52	-64	116
Total	3,818	-443	0	3,375	3,767	-392

* PPE: provision pour participation aux excédents (surplus profit-sharing provision)
PRE: provision pour risque d'exigibilité (provision for capital loss exposures)
EK: excédent de capital (capital surplus)
** source : annex 32 (Total of annex 32, i.e. net of unit-linked adjustments)
*** These amounts do not include unit-linked adjustments

They make it possible to have a vision of the foundation of profitability of insurance activities. The normalised performance applied to the market value of investments is now 8.5% for euro-zone equities, 6.0% for property in France and 5.5% for holding operating assets (same parameters in 2003). Interest rate products (fixed or floating rate bonds, cash, loans, policy advances) are not normalised since they are less volatile by nature.

• The other restatements mainly affect accounting presentation such as the general provision for surplus profit-sharing (in life insurance), where changes are restated based on the normalisation of financial income to measure underlying economic value.

• Surplus capital is the difference between resources contributed by shareholders (net asset value) and net requirements in capital. The greater this excess, the more the results increase without creating value for the shareholder by the simple investment of corresponding funds. To judge the performance of activities at levels of comparable risk, it becomes necessary to cancel the revenues from the investment of surplus capital.

• The last restatement in normalisation affects taxes in order to determine a tax expense that is consistent with the other items in the normalised profit and loss statements and to cancel the impact of tax losses carried forward from prior years. In practice, ACF applies the normal tax rate on companies to normalised results before taxes, using the deductibility of certain dividends and reduced rate taxes on capital gains (normal rate 35.4% in 2004 and 2003).

NORMALISED RESULTS

in millions of euros


593
120
222
801
181
7
334
03*
04
Insurance in France
Credit insurance and assistance
Asset Management and Banking
Insurance outside France
* pro forma

REALISED AT 31 DECEMBER 2004 TRANSITION FROM NORMED RESULTS TO REAL RESULTS

in millions of euros

Total operating contributions, excl. holding companies	1,362
Holding companies and other activities	-38
Total operating contributions	1,324
Normalisation restatements	
Investments and taxes	-122
Equalisation provision (Euler)	-39
Exceptional	-7
Exceptional results	35
Goodwill amortisation	-87
Consolidated net results	[illegible]

Allocated capital

In order to provide the adequate level of security, the insurer must freeze sufficient resources to cover uncertainty. This solvency requirement can in practice be estimated in several ways:

- the European solvency margin is the simplest. The regulatory minimum is proportional to the volume of activity (premiums, claims or provisions),

- the constraints of rating agencies are generally greater, integrating investment risk and subtracting the level of security given to policyholders (Claims Paying Ability or Financial Strength),

- internal "value at risk" models take into consideration size, reinsurance protections and crossed correlations between miscellaneous risks. Such models require a sufficiently rich statistical base and are generally complex to put into place.

For 2004, the capital allocation model applied by AGF was based on an internal model that is common to the Allianz Group for insurance activities in France, Belgium, the Netherlands and Spain, and on the model developed using a rating agency for other activities (credit insurance, assistance, South America, Africa, the Middle East, Banking and Asset Management).

The internal model makes possible a finer analysis of the economic risk of each activity by integrating the effects of diversification among risks within a single group of businesses (life and non-life). It is fully appropriate in preparation of the future European solvency standards (Solvency II). The rating agency model, which no longer only concerns activities of more modest size is a more standard and simpler model and will be progressively replaced by the internal model as it is deployed within the Group.

Both models are based on a breakdown of risk by type, which is described in more detail in the chapter "Risk Management", leading to an economic capital requirement called "Risk Capital" (internal model) or a capital requirement (rating agency model).

For activities where the internal model is applied, allocated capital is calculated distinctly for each life and non-life business and in each country as the greater of the two risk capital values and local regulatory requirements. Lastly, final allocated capital is the average of these calculations at opening and at closing of the fiscal year in order to take into consideration an average effect on the entire year and be more consistent with the normalised results (calculation of the return on allocated capital, or "ROAC").

For activities where the agency model is still applicable, allocated capital equals capital requirements net of third-party resources, given local regulatory requirements as appropriate. The sum of capital allocated to different businesses of the group was €8,301mn in 2004, compared with €8,384mn proforma(*) in 2003, the slight reduction being mainly attributable to the sale of Entenial within banking activities in early 2004, offset by a slight growth of capital allocated to insurance activities in France, abroad and in credit insurance. This growth effect is justified by the growth in activity volume.

(*) Based on the €8,574mn published in 2003, the deviation of €190mn owed to methodological changes related to passage from the rating agency model in 2003 to the internal model for insurance in France, Belgium, the Netherlands and Spain in 2004. The change in model had a generally favourable impact in life and an unfavourable one in non-life.



Normalised profitability

The calculation of normalised profitability is of interest only in a comparison to allocated capital and compared to the expectations of shareholders or the financial markets. ROAC[1] is therefore equal to:

(1) ROAC = Normalised results/ Allocated capital

Each year AGF has habitually published a table giving these normalised profitabilities for their major business and countries. It is an important item of information communicated to shareholders.

Conclusion:

This approach does not substitute for information already communicated through accounting statements. It sheds pertinent economic light on the quality and sustainability of results and facilitates the search for and implementation of practical actions for creating shareholder value.

In millions of euros	Normalised result	Allocated capital	2004 profitability	2003 profitability**
Insurance in France	801	4,757	16.8%	12.5%
Credit insurance and assistance	181	1,064	17.0%	13.9%
Asset Management and Banking*	47	254	18.4%	17.5%
Insurance outside France	334	2,226	15.0%	10.3%
Total AGF	1,362	8,301	16.4%	12.5%
incl. Life + Health	582	3,382	17.2%	12.8%
incl. Non-life	734	4,665	15.7%	11.5%
incl. AM and Banking[1]	47	254	18.4%	17.5%

* Asset Management and Banking in and outside France

** pro forma

THE PUBLICATION OF EMBEDDED VALUE

Embedded value – or intrinsic value – is a concept that is specific to insurance. Its publication makes it possible to summarise in a single figure the value of a company if it stopped doing business. Embedded value is composed of two items:
— Net Asset Value (NAV),
— the value of the portfolio in effect.
Embedded value is an amount derived from calculations based on several hypotheses, traditions or parameters. The value communicated may change based on changes in a company's environment leading invariably to greater margins of evaluation than in a strict accounting valuation. AGF does this calculation only for its life activities (individual and group) owing to the strong capability to model future financial flows on policies in the portfolio. However, given the annual nature of property and casualty insurance, up through the present AGF has decided not to calculate the value of the portfolio in effect for these activities.

Embedded value rose from €7.64bn at 31.12.2003 to €9.1bn at 31.12.2004. The rise was mainly attributable to changes in NAV, cost reductions and the maintenance of a high financial and underwriting margin on assets under management.

EMBEDDED VALUE: €9.1bn AT 31.12.2004

in millions of euros	2004	2003
Net asset value*	8,667	7,074
Future results items**	-1,764	-1,210
Margin cost	-673	-768
PVFP	2,870	2,540
Embedded Value	9,100	7,636

* Net asset value at 31.12.2004 before dividend
** Net asset value components valued elsewhere in the PVFP (deferred acquisition costs, unrealised capital gains, provision differences, value of Zwolsche portfolio), net of deferred taxes

It had a positive impact in refining the model. NAV is a traditional value, but the value of the portfolio in effect requires several explanations.

Definition

The value of the portfolio in effect is equal to the present value of future results on policies in effect on valuation date, projected based on realistic hypotheses after taxes and reduced by the cost of capitalising the solvency margin.

For the final calculation of embedded value, it should be noted that:
— adjustments have been made in order to provide for consistency with the calculation of NAV,
— goodwill is excluded from NAV.
However, network values are included in NAV.

The main hypotheses used in calculating embedded value for France are:

	2004	2003
Corporate tax rate*	344%	354%
Yield on bonds	360%	426%
Return on property	432%	600%
Return on equities (excluding tax credit) and cap. gains included	710%	850%
Present value rate	675%	815%
Inflation on management costs	2%/year	2%/year

* In France 34.4% starting in 2006 (34.9% in 2005), 33% for Belgium, 30% for the Netherlands.
These rates are before the use of credits or deductions on certain dividends in France and on capital gains in Belgium.

Economic hypotheses were revised in 2004 in order to make them consistent with the risk-free rate at 31 December 2004. The net impact of these changes was -€30mn on the value of the stock.

Sensitivity of embedded value

A one point rise in the present value rate leads to a drop in embedded value of 284 million euros; a one point drop in the return on equities leads to a drop in embedded value of €125mn.

The scope includes life business in France, Belgium and the Netherlands. Items in respect of subsidiaries in Spain and Latin America have not been considered owing to the lack of sufficiently reliable data.

However, AGF believes that if these subsidiaries were included in the calculation, the figures presented would not have been negatively impacted.

Profit-sharing

AGF Vie has significant unrealised wealth (unrealised capital gains and unallocated provision for profit-sharing). This unrealised wealth has a value for shareholders and policyholders. The shareholders' share depends on profit-sharing allocated to policyholders.

The mechanism for valuing unrealised capital gains and the provision for profit-sharing reverting to the shareholders consists of a determination of the resources needed to meet the contractual conditions of policies and the business policy of company profit-sharing. It then gives shareholders an amount equal to the maximum that can be released each year while abiding by the provisions of the Insurance Code.

CALCULATION OF THE

VALUE OF NEW BUSINESS

(included in embedded value)

In millions of euros	2004	2003
France		
Portfolio value before margin cost	112	63
Margin cost	-42	-50
Total	70	13
Benelux		
Portfolio value before margin cost	23	16
Margin cost	-4	-4
Total	18	12
France + Benelux		
Portfolio value before margin cost	135	79
Margin cost	-46	-54
Total	89	25

In respect of the calculation of values at 31 December 2003 and 2004, AGF Vie's business policy gives rise to profit-sharing assumptions that exceeded the regulatory minimum. The assumptions behind profit-sharing were arrived at so that the company could continue its business policy on the run-off of existing policies and over ten years of future production. The value added by new business is calculated using the same principles.

The cost of capitalising the solvency margin

calculated as 100% of the regulatory minimum and using a cost of capital of 6.75%, stood at €673mn deducted in the calculation of the value of the portfolio in effect.

The value added by new business is the present value at subscription applied to underwriting of future results, after taxes, generated by new business for the year, less the cost of capitalising the solvency margin.

The rise in the value of new business in France is linked to the reduction of costs in individual life, the rise in unit-linked sales, the underwriting policy in group benefits and the maintenance of satisfactory financial margins.

Tillinghast has reviewed the methodology and assumptions used in calculating the value of the portfolios in effect at 31 December 2004 as well as the value added by new business in 2004. Tillinghast concluded that the methodology and assumptions used were reasonable and consistent with recent practices in the sector for calculating embedded value. Estimates were based on projections of future results after taxes. Risks were accounted for through the present value rates used and a definite adjustment of the cost of capital. Embedded value cannot correspond to a calculation of fair value or to all the principles of the European Embedded Value, as defined by the CFO Forum. Tillinghast concluded that the operating assumptions used were reasonable given the recent experience of life companies of AGF and their future expected operating environment. The business assumptions and the present value rate, as well as the consideration of the cost of capital are reasonable in the context of calculating traditional embedded value. Tillinghast also carried out limited global consistency checks of the results of these calculations and found no significant problems. However, it did not carry out detailed controls of models and implemented processes.

CALCULATION OF

EMBEDDED VALUE PER SHARE

	2004	2003
Embedded value (in €mn)	9,100	7,636
Number of shares (excluding treasury)	177,540,551	174,569,252
Embedded value/share (in euros)	51.26	43.74

RISK MANAGEMENT

RISK MANAGEMENT OBJECTIVES AT AGF

The AGF Group places great importance on the management of risks in respect of its various businesses. In 2001 it put into place a Risk Management Department in the Financial Division, whose mission is to understand the management of risks better, namely accumulation phenomena among different group entities that is increasingly difficult owing to the collapse of financial markets, terrorist attacks, factory explosions, tougher competition between products and services, the insolvency of certain reinsurers and changes in regulations.
The objectives of risk management respond to AGF Group strategy, which aims to optimise the allocation of capital in order to lower the volatility of results and to provide the means of lasting and steady growth in profitability.
These objectives are also part of the policy of risk management implemented in a coordinated manner within the Allianz Group. The policy is based on several key principles, such as the separation of risk management and risk control, the measure of risk capital as the key indicator of risk, the monitoring of unfavourable events on solvency, concentration measures and the effect of diversification, and the implementation of systems of limits and corrective actions that have already been planned. This policy is decentralised to the operating level and abides by minimal standards that are applicable to each group subsidiary.
The risks monitored by risk management are the following:


SARBANES-OXLEY PROJECT
OPERATIONAL RISKS
NON-LIFE PROVISIONING RISKS
CREDIT RISKS
RISK MANAGEMENT
UNDERWRITING RISK (CAT)
MARKET AND ASSET-LIABILITY RISK
UNDERWRITING RISK (NON-CAT)
STRATEGIC ALLOCATION OF ASSETS
REINSURANCE PROGRAMME

Risk management consists of protecting the Group against certain risks, controlling the negative consequences and recommending optimal management of risks.
The responsibility of Risk Management includes mapping out and evaluating underwriting, financial and operating risks and translating them in terms of capital allocated to the operating entities.
The risk management activity has been strengthened by the appointment of Chief Risk Officers in the main AGF Group subsidiaries (AGF Belgium, Allianz Nederland, Euler Hermes, Mondial Assistance, Allianz Seguros, AGF Brasil and Colseguros in Colombia) as well as through the delegation of certain risk management functions in the 3 main business units in France (including Banque AGF and AGF Asset Management).
A monthly Risk Committee chaired by the Chief Financial Officer monitors the management of risks operationally and coordinates various parties in order to recommend risk management initiatives. The Committee's responsibility extends to all underwriting, financial and operating risks carried by insurance companies, banks and other companies of the AGF Group in France and abroad.
The objectives of the Risk Committee include the following:
— guiding major strategic choices, such as the investment policy for the principles insurance portfolios, underwriting policy and new products, reinsurance policy, non-life provisioning policy and the management policy for catastrophic risks,
— recommending a system of maximum acceptable risks for different types of risk in order to manage the accumulation of risks at the group level as well as solutions for reducing them in case they are exceeded,
— coordinating risk management actions and promoting a "risk" culture within the group,
— recommending appropriate financial solutions to provide for balance between requirements and resources in order to guarantee the business and regulatory solvency of companies.
The Committee's authority comes from the Executive Committee, to which it reports and to whom final decisions are submitted for approval, with implementation being the responsibility of the entities concerned.

MARKET RISKS AND ASSET LIABILITY MANAGEMENT

General principles

The AGF Group has implemented active management of its market risks. It is based on techniques of asset-liability management. The approach to market risks is first local, because they depend on the local environment, the structure of liabilities, regulatory and accounting constraints and the environment of each entity. This type of approach also promotes better reactivity.
Only the asset-liability management of principal French insurance companies is covered in this report, although the principles described apply broadly to other entities.

Asset-liability management

An asset-liability management unit has been operating within the AGF Group since 1995. Since 1 April 2000, the unit has been part of the GIE "Placements d'Assurance" (insurance investment economic interest group) and has partners in the different technical departments of the group.
Asset-liability management applies several types of tools:
— a specific MoSes® platform for dynamic simulations of asset-liability management in life insurance,
— specific applications developed internally by the asset-liability management service in life and non-life,
— central on-site applications developed internally for projecting life insurance liabilities under the responsibility of underwriting departments.
The methods used in asset-liability studies all measure the risks and financial performance of miscellaneous Group portfolios. They include the principle accounting and regulatory constraints applicable to French statutory accounting, as well as the concept of economically necessary capital to ensure continuous solvency.

The models developed are either:
— deterministic (scenarios, stress testing), or
— stochastic (Monte Carlo methods).
The asset-liability management unit is responsible for:
— asset-liability management studies prior to strategic allocation decisions,
— the preparation, drafting, monitoring of how signed management authorities are applied between insurance companies and asset managers,
— one-time studies of group asset-liability risks
— arriving at hedges against risks through the appropriate derivative instruments,
— drafting quarterly statements T2 and T3 ("asset-liability report") for the Insurance Control Commission*,
— drafting of the investment report, also for the Insurance Control Commission (CCAMIP).

Life company risks in France

Risks differ based upon product type:
— Unit-linked products where risk is borne by the policyholder,
— Guaranteed capital products "in euros" where risks depend on:
• guaranteed minimum rate for the current year or for several years,
• the profit-sharing clause,
• the method of managing investments in a dedicated portfolio on a company's balance sheet ("earmarked") or in the "general" portfolio.

* (Commission de contrôle des Assurances)

The group's policy is to reduce the proportion and level of guaranteed rates. A large proportion of products distributed by associations and most new products do not have rate guarantees. Therefore, unfavourable market changes have an impact that can be shared between the insurer and the policyholders.
For most AGF Vie policies there is a "profit-sharing fund" that stood at €432mn at the end of 2004 as at the end of 2003. It facilitates the distribution of deferred profit-sharing to policyholders, thereby spreading the risks of insufficient return on investments out over time. Moreover, there are stability reserves in group life family protection (€148mn at the end of 2004, compared with €155mn at the end of 2003) booked under equalisation provisions as well as underwriting reserves that are part of the mathematical reserves of certain group retirement policies that both act as profit-sharing funds.
Market risks in respect of life companies are of several types:
— risk of high and lasting rises in interest rates: if the bond portfolio is too long, there may be a risk in surrenders and lower production leading to capital loss;
— risk of a deep and lasting drop in interest rates: if the bond portfolio carries excessively short maturities, the yield on investments could ultimately be under minimum rates guaranteed in liabilities;
— risk of declining equity markets: a serious and lasting collapse in equity markets can lead to unrealised capital losses and a subsequent reduction in expected future accounting returns and threaten compliance with regulatory constraints;
— risk of drop in property market: the mechanism is the same as the one described for equities, although its occurrence is more progressive;
— foreign exchange risk: assets and liabilities are valued in their original currency and converted at closing rates. Any deviation in the backing of assets and liabilities in currencies on the balance sheet can lead to foreign exchange results.

Rate risk

The bond portfolio of life companies in France is generally in an unrealised capital gain position. The length (sensitivity) in the general portfolio excluding floating rates equalled 5.3 years at the end of 2004, under that of mathematical reserves (9.3 years, excluding the impact of buy-back and extension options). The length of bond investments shrank slightly from 2003 (6.0 years) while mathematical reserves grew somewhat longer (8.8 years in 2003) under the impact of extension rates that were higher than expected and buy-back rates that were lower than expected.
Life activities in France are exposed to a limited risk of lower rates due to small deviation between assets and liabilities and low average guaranteed rates (high proportion of zero rate policies). Moreover, in the event of higher rates, the possibility of buy-backs on savings products could shorten the length of liabilities. The risk, which is specific to life insurance in France, is partially hedged by derivative instruments (caps) on a par value of €13,872mn at the end of December 2004, a rise from 2003 (€10,122mn). The par value of caps now active has stayed stable at €10,122mn; an additional €3,750mn of forward caps for a new programme implemented in 2004 on three of the largest portfolios was put into place. The were bought to take into consideration the arrival at maturity in 2007 of caps bought in 1999 and to profit from a particularly attractive rate configuration for the price of hedges owing to low rates.
Despite the rise in oil prices, the deepening budget and foreign payment deficits in the United States and high worldwide growth, interest rate markets in 2004 saw the sharp downturn on long rates in the euro zone (the TEC10 dropping from 4.31% to 3.71%) and the stability of short rates, slightly over 2%.

Risk of drop in equity markets

The portfolios of equities of life companies in France are diversified with a heavy emphasis on the euro-zone market, but also a significant share on the sectoral diversification markets of the portfolio. The equity portfolios of life companies are also significantly diversified in American, British, Japanese and emerging markets. The overall volatility of the equity portfolio is therefore less than a portfolio of French or purely European equities. The risk of a drop in equity markets was the main risk in life activities at the end of 2004, but significantly down from 2003, illustrating the partial write-back of provisions for lasting impairment in the value of assets and the absence of a provision for capital loss exposures for AGF Vie. The provision for lasting impairment in the value of assets of AGF Vie actually dropped by about €30mn in 2004 from 2003, owing to the rise in equity markets. It should be borne in mind, however, that AGF Vie had a provision for profit-sharing of €432mn at the end of 2004 that could be used if need be.
Moreover, in order to limit equity risk on the general portfolio of 2004, a hedging strategy was implemented. It consists of protecting about 40 % of the equity portfolio (excluding subsidiaries and long-term investments) by the purchase of puts on the DJ EuroStoxx 50 index financed by calls on individual equities. The put strike was determined so as to cover insolvency risks of AGF Vie.

Equity investment policy in 2004
In 2004, equity markets were up and down with an uncertain tendency over the first ten months of the year followed by an upturn in the last two.
The CAC40 rose 7.4% and the DJ EuroStoxx 9.9% over 2004.
In this volatile environment, the Company continued the cautious policy of the past two years by maintaining constant strategic allocation of most of its portfolios.
General portfolio assets that back about 55% of the underwriting reserves of AGF Vie are highly diversified just like liabilities. The global allocation of the portfolio has been maintained.
The strategic allocation target in equities stayed at 12 % (excluding equities of subsidiaries and sister companies and after consideration of performance swaps). The earmarked portfolios backing savings type products are mainly invested in rate instruments with hedges by strategic derivatives (caps) on the largest portfolios.
Moderate diversification in equities has been undertaken for several years, amounting to between 7% and 15%, based on the portfolios. Over the year, the market value of their equity allocation has been generally maintained.

And lastly, portfolios backing retirement policies are invested more heavily in equities owing to their non-surrenderable nature and the very long duration of the corresponding liabilities.
The portion invested in equities stayed stable over 2004; it varied between 10 and 35% depending on the portfolio.
Here also, policy consisted generally of maintaining the exposure of portfolios to equities in market value.

Risk of drop in property market Most property investments, which were in a strong unrealised capital gain position at the end of the year are located in the general portfolio of AGF Vie.
The risk of a property market drop falls in between equity risk and rate risk.
The weak correlation between the three main market risks means that the sum of the risks is lower than the three taken individually.

Foreign exchange risk
Foreign exchange risk is weak in the life companies in France since virtually all liabilities are denominated in euros.
For the life companies in France (AGF Vie, Arcalis, Génération Vie), the net position in currencies non-congruent with the euro was as follows in statutory accounts (+ net assets, - net liabilities):

USD	+€118mn
CAD	+€51mn
CHF	+€46mn
JPY	+€15mn
GBP	+€15mn
DKK	+€9mn
XPF	- €11mn

Investment in foreign marketable securities managed through UCITS investment trusts are not taken into consideration in this table because foreign exchange risk is already considered in equity risks.

Therefore, this table shows mainly book exchange risk.

Non-life company risk in France (excluding Euler Hermes)

Non-life company risks in France differ from those of life company because of the weak correlation between assets and liabilities. Premiums and claims like underwriting provisions are not very sensitive to financial markets. New business and tacit extension of policies lead to an approach that assumes likely continuity rather than cessation of business. Moreover, the weight of shareholders' equity in investments is higher than in life. Therefore, non-life companies can invest a portion of their assets in more risky products such as bonds that are longer than liabilities, equities or property.

Rate risk

The length of claims reserves of non-life companies in France is on the order to 2.8 years on average, which includes several longer risks (civil liability, construction, disability). This length has extended since the end of 2003 (2.4 years). Moreover, bond investments have a duration on the order of 5.6 years (5.8 in 2003), which exposes non-life companies to a risk of rising rates. Nevertheless, the continuity of operations inherent in mature and diversified non-life activities has a favourable effect in the event of a lasting rise in rates to the extent that new premiums are invested at higher rates. Therefore, it does not seem necessary to hedge against a rise in rates.

Risk of drop in equity market

As is the case of life companies in France, the equity portfolios of non-life companies in France are diversified by sectors and geographic areas. The risk of a drop in equity markets is the main market risk of non-life activities in France, but it is globally compatible with the level of capital accumulation of companies, particularly in the case of AGF IART, where the risk of insolvency over one year is very low.

Equity investment policy in 2004

The year 2004 saw equity markets moving up and down with an uncertain trend over the first ten months of the year, followed by a rebound in the last two months. All in all, the CAC40 rose 7.4% and the DJ EuroStoxx 324 9.9% over 2004. In this volatile context, the Company continued to pursue the cautious policy followed during the last two years, maintaining the strategic allocation constant in more of its portfolios. Therefore, the target strategic allocation stayed at 12.5% for AGF Iart (excluding the equities of subsidiaries and sister companies and after the consideration of performance swaps).



Risk of drop in property market
Property risk is analogous to equity risk although much lower in volume.
It compares to property risk in life, but the residual impact is also much lower.

Foreign currency risk
Foreign currency risk is very limited: at 31 December 2004, the net position in non-euro congruent currencies of non-life companies in France (AGF Iart and AGF La Lilloise) was as follows in statutory accounts (+ net asset, - net liabilities):

SIN :	+€3mn
CAD :	+€3mn
AUD :	-€3mn
GBP :	-€5mn
CHF :	-€16mn
USD :	-€28mn
XPF :	-€35mn

The other property and casualty companies in France have no activity in currencies (Calypso, Qualis, Protexia, Assurances Fédérales, Mathis and La Rurale).
The foreign marketable security risks managed through UCITS investment trusts are not taken into consideration in this table because foreign exchange risk is already integrated into equity risk. This table is essentially related to book currency risk.

CREDIT RISKS

Methodology and results

These risks are in respect of potential losses that can result from counterparty default. The events of 2001-2003 (bankruptcies of Enron and Worldcom, Vivendi's payment problems, reduced solvency of reinsurers, etc.) show the size of credit risk for insurers, mainly in the event of a strong concentration in a single counterparty or group of counterparties. Several types of risk are generated by the activities of the AGF Group:
— the investment portfolios of insurance companies, banks and holding companies are obviously particularly sensitive to counterparty default through bonds, equities or derivative products,
— reinsurance cessions generate receivables from reinsurers, notably through underwriting reserves sold and exposure on current treaties,
— major account underwriting in non-life generates receivables on reinsurance captives and brokers as well as unwritten unearned premiums on premiums to be received from customers,
— Group banking activities (Banque AGF) generates credit risks through loans to individual customers,
— credit insurance activity (Euler-Hermes) is highly sensitive to credit risks that subscribers are subject to in the event of customer default.

AGF Group Risk Management has put into place a data base that includes all type of credit risks with the objective of measuring their concentration and implementing measures to reduce the largest cumulative risks.
The measures already taken include the following:
— establishing a system of global limits fixation by counterparties,
— ad hoc review of counterparties in excess by the Executive Committee with a decision to maintain or reduce exposure (sales, collateral, etc.),
— accountability of managers of Group entities through allocated capital,
— bans on increasing the exposure of groups who are approaching limits.
Moreover, the general objective is to progressively improve the dispersion of the risk portfolio by reducing the most critical exposures and refocusing on those that are more weakly represented.
There were concrete actions taken in respect of counterparties who appeared to surpass the limit established by the Group. These actions consisted of sales of equities or bonds and additional guarantees by certain reinsurance captives. Moreover, voluntary increases (excluding the market effect) in exposures on counterparties must be authorised by the Risk Committee of the AGF Group. Based on a virtually exhaustive scope (excluding some countries in South America and Africa, excluding receivables on customers and intermediaries of AGF Collectives and AGF Courtage), the average probable level of losses net of recoveries in the event of a default is valued at about 45 million euros over a year.
In principle it is offset by an adapted spread. From an accounting viewpoint, losses are normally provided for in provisions under the form of provisions for lasting impairment in asset value on equities or bonds when the default is nearly certain or in the form of doubtful loan provisions (reinsurers, bank loans).

Based on this scope, at 31 December 2004, 86% of gross exposure to risk of default was concentrated in one-fifth of counterparties (companies or States).
The 14% of residual exposure was therefore dispersed over a very large number of counterparties and did not constitute a major risk to the Group.

Among these largest counterparties and excluding those not rated, 99% are "investment grade" (ratings no less than BBB-), and 50% are rated AAA (a sharp rise over the end of 2003 when 43% of counterparties were AAA).
The main counterparty that is not "investment grade" (BB) is the Republic of Brazil, where risk is born by local subsidiaries and represents local commitments.
Obviously a major portion of the largest counterparties are State or sovereign issuers. Excluding them, a similar

analysis leads to the following results:
— 78% of gross exposure is concentrated on a fifth of counterparties (companies),
— 13% of the largest counterparties are not rated,
— 97% of the largest rated counterparties are "investment grade",
— 20% of the largest counterparties rated are AAA (vs. 19% en 2003).
The distribution by rating of the largest rated counterparties (20% of counterparties) is attached.

At 31/12/2004, the AGF Group did not use hedges in the form of credit derivatives to reduce its counterparty risk. Moreover, the AGF Group also did not sell credit derivatives.

DISTRIBUTION BY RATING OF THE LARGEST EXPOSURES

Including State counterparties, but excluding non-rated counterparties


1%
7%
0%
15%
50%
27%

Excluding State counterparties and non-rated counterparties


2%
14%
1%
20%
33%
30%

AAA
AA
A
BBB
BB
B

INSURANCE RISK

Underwriting risks

Underwriting risk before reinsurance is mainly controlled through actuarial tools implemented by the underwriting departments responsible for designing insurance products and monitoring their profitability.

Moreover, new products are now the object of a risk control procedure before actual launch. This review is conducted by the Risks Management function of the AGF Group using local CROs and delegates of risk functions of the businesses in France. Although mortality risk today seems to be well controlled despite the lingering possibility of deviation in annuity insurance (notably in group insurance) and despite the cautious valuation of mathematical reserves based on prospective tables taking into consideration greater longevity the main risk of under-pricing is in respect of catastrophic non-life events (natural disasters such as storms, floods, earthquakes or industrial disasters like AZF). There are also serial risks linked to the high frequency of correlated events of small unit magnitude.

In managing catastrophic risks, Risk Management has created a model of exposure of the policy portfolio (individual and commercial) to the main inventoried sites at risk in order to evaluate concentrations of insured values and take the appropriate steps to limit, reduce or eliminate pockets of overexposure at the time of underwriting or change rates as a result.

Catastrophic or frequent risk manangement also occur through the Group reinsurance programme managed by the Reinsurance Department. AGF has a simulation tool of unpredictable risk based on the most likely statistical hypotheses defined using historical observations of portfolios for each risk type. This tool makes it possible to compare different types of reinsurance strategies based on treaty type, retention thresholds or coverage extent, in consideration of the effects of diversification among risk categories, premiums paid to reinsurers and economy in cost of capital linked to the cession of risk.

In 2004, proportional cessions were sizeable in natural catastrophes to benefit from the CCR guarantee in space insurance because it is structurally the best way to protect each branch and especially for major international risks that are sold to Allianz Global Risk through a treaty share of 70%.
The other risks are insured mainly by surplus claims on the major branches (fire and miscellaneous risk, general civil liability, property damages, natural events, etc) in order to protect the company at less cost, with priorities being adapted on a case by case basis according to the branch concerned, claims volatility and the attitude of the market.

Non-life provisioning risk

Claims reserves have to be created when claims are filed or occur.
The valuation of claims reserves include provisions for claims to pay, created and valued by group operating entities at the time of permanent inventories. Moreover, they estimate IBNR provisions to cover late as yet unfiled claims and possible insufficiencies uncovered by various methods (chain ladder, Bornhütter-Ferguson).

Statistical uncertainties related to the development of claims expenses are relatively uncorrelated and can offset each other through the effect of diversification between years of occurrence and categories of insured risks. Therefore, it is risk at a global level, which requires only a small amount of capital.

Given France's regulatory environment and AGFs underwriting policy, the company does not believe it necessary to set up complementary provisions for certain risks (namely professional liability and asbestos), for which available information does not imply significant or likely exposure. However, AGF follows these items closely so it can react rapidly if need arises.

The evaluation and control of property and casualty provisions are decentralised to each operating entity based on a process with several steps:
— evaluation of claims to pay reserves for each claim filed by claims administration, which is based on an indexing or a more appropriate valuation based on elements known by the manager,
— evaluation of the final charge to pay and ultimate appeals that may be exercised by underwriting segment at the level of each entity by services responsible for statistical studies based on standard methods (chain ladder, Bornhütter Ferguson, etc.) in the form of IBNR or IBNER provisions,
— consistency controls by the management of each entity,
— presentation of actuarial methods applied by each entity and of the choice of provisions in the accounts at the time of a Property and Casualty Claims Provision Committee before closing at the level of each country.
This Committee met for the first time on 31/12/2004 for property and casualty in France
— validation of the choices of provisioning by a Chief Actuary designated by the Executive Committee at the level of each country,
— control of methods and results by the Statutory Auditors,
— centralised annual review of the level of provisions of claims needed on a very significant portion of the provisions of AGF IART and AGF La Lilloise, carried out by a Chief Actuary, but after the closing of provisions. This review makes it possible to follow the level of caution in evaluating commitments over time.



Operating risks

Operating risks management

Although financial and insurance risks require attentive management, operating risks are not to be ignored in global management of AGF risks. In addition, the problem of operating risks takes added importance in the banking world following the decisions of the Basle Committee II, which includes these risks in the new solvency ratios of European banks in addition to market and credit risks.

Each year AGF Group Risk Management prepares a report on operating risks. The approach is based on questionnaires to evaluate any operating risks qualitatively and quantitatively (for the largest risks). These risks are of several types:
— distribution and marketing risks,
— fraud and money laundering risks,
— social risks,
— security and casualty risks in respect of people and property (fire, intrusion, sabotage, terrorism, etc.),
— systems risks,
— organisational and processing risks
— legal, regulatory and tax risks,
— image risks.

Active management of operating risks was strengthened in 2004 by the launch of an Operational
Risk Management project at the level of the Allianz Group. Moreover, in 2004 the analysis of operating risks was conducted in a coordinated fashion under the requirements of the LSF (Law on Financial Security) and Sarbanes Oxley laws, which reinforced the internal controls of companies quoted on French and American markets respectively. The report of risks includes a cartography of the main operating risks covering the large majority of AGF Group entities.

The main operating risks identified in 2004, either in terms of frequency, either in terms of theoretical amount concerned the evolution of the tax and regulatory environment of life products and derivatives in civil responsibility, the aggressive rate policy of some companies, the risks related to certain systems products, risks related to cash management, financial risk and regulatory risk represented by receivables on agents and brokers and the recovery of systems operation in the event of a serious technical failure.

The annual report of operating risks as well as the monitoring of measures to reduce them are presented to the Risk Committee of the AGF Group twice a year. The most significant risks are subject to regular monitoring to reduce or eliminate them. AGF has also put into place a second processing site that is far enough removed to provide for the recovery of activity in the event the main site fails. Similarly AGF has created a committee to monitor risk related to treasury as well as a crisis management unit.

Moreover, transferable risks (security, building, personnel) are subject to a centralised insurance programme on which rationalisation efforts are carried out. And lastly, the AGF Group has implemented an Activity Continuity Plan covering most Group activities.

Legal risks

Legal risks are monitored by the Legal Department of the AGF Group and not directly by Risk Management. Current litigation and disputes are described in annex 38 of the Annual Report.

Coverage of operating risks – insurance plan

After an analysis of those risks and their financial consequences, the AGF Group develops, implements and updates an insurance programme to protect most of its assets and its commitments.

This programme comprises transversal coverages that affect all Group entities and specific coverages by subsidiary.

The following coverages purchased in France are also to be noted:
— casualty insurance covering properties and securities (all operating risks, all property asset risk, all office risk, all exposure risk, all equipment risk, all fraud risk, all global banking risk, all systems risk including coverage of expenses for redeveloping data and supplemental expenses for returning to operation),
— insurance for operating losses,
— civil liability insurance (operating liability), and professional responsibilities (banking, property, asset management, life property distribution networks, healthcare chains, engineering prevention, etc.)
— corporate officer liability insurance,
— automobile fleet insurance,
— insurance relating to construction risk (all construction site risk, "single construction site" risk, project manager damages, promoter liability),
— personal insurance (individual accidents, employee travel assistance).

Levels of coverage are based on contract type, according to insurance base, and the value of insured property.
Management is especially cautious in order to optimise the group insurance plan, its deductibles and coverage limits based on identified operating risks and to ensure operating continuity in the event of a major catastrophe.
An activity recovery plan has also been put into place in the event of central data systems interruptions.
At the same time, there are preventive actions in various areas in order to

reduce incurred operating risk. The claims experience of the main policies is consistent with market norms.

The AGF Group insurance programme cost about ten million euros in 2004.

The main policies are placed with insurers that are first rate outside the Group (policies for the most part). No policy has been sold to a captive reinsurance company of the AGF Group.

Quantified information on risks

Parametric model for activities outside France, Belgium, the Netherlands and Spain

Principles:
Since 1996, the AGF Group has had a tool for measuring risks that is also used as a basis for allocating capital for insurance, banking and asset management.

These risks are valued using a parametric approach that is consistent with the one used by the Allianz Group for virtually all of its subsidiaries around the world. The various risk factors are measured by theoretical "Value at Risk" (VaR) at 31 December of the year in question, which is the maximum economic value to which the activities concerned are exposed in one year for a given level of confidence.

General description of the model for insurance activities:
The Value at Risk insurance model in effect at 31 December 2004 is based on 5 types of main risks:
— C1: investment risks
— C2: risks of credit with insurers and third parties outside the group
— C3: net rate risks of non-life reinsurance
— C4: net provisioning risks of non-life reinsurance
— C5: life insurance provisioning risks

Risk factors for insurance activities:
C1: The insurance risk factor is estimated at 15% of the market value of equities increased by 10% of the market value of property investment and one percent of the market value of bond investments linked to the credit risk of counterparties, which is based on the rating of issuers (excluding Allianz and states).
C2: Credit risk is linked to claims provisions sold to reinsurers, net of received guarantees and to receivables from third parties (customers, agents, brokers, coinsurers, suppliers) excluding Allianz, the states and personnel. The coefficient used is based on the rating of counterparties, non-rated counterparties being given a BBB rating by default.
C3: Non-life rate risk depends on premiums written net of reinsurance, broken down by category of insured risks (automobile, property damages, health and accidental bodily damages, disability, transport, civil liability, guarantee, credit, etc.) excluding Assurances Fédérales IARD where the base is premiums earned.
C4: Non-life provisioning risk depends on claims provisions (claims to pay, IBNR, mathematical annuity reserves, excluding management provisions and net of settlement forecasts) net of reinsurance, broken down based on the same category of insured risks as in C3 risk, and after deducting a discount factor that is unique to each category of business.
C5: Life provisioning risk equals 125% of the calculation of regulatory solvency, after restatement for intra-group reinsurance. It depends mainly on life mathematical reserves in euros and unit-linked, as well as death benefits.

Other activities:
For other activities, the risk calculation is based on an overall indicator classified by agreement in C6 risk:
— For banking (Banque AGF): the VaR equals the Cooke ratio, defined as 8% of weighted assets under management, less subordinated resources if need be.
— For asset management activities (AGF AM, AAAM, etc.), the VaR represents operating risks and is supposed to be equal to 0.25% of assets under management, excluding assets managed on company behalf (AGF portfolios) including supports for unit-linked policies. The coefficient is usually applied by rating agencies as the base of risks generated by this activity.
— For financial service activities other than insurance, banking and asset management (for example W Finance) the VaR represents operating risks and is equal to a percentage of self-management fees.
— For property and casualty risk (AGF Assurances Financières), the VaR is based on a unique model that takes into consideration underlying risks for each policy category.

Results :
The table below provides detail of VaRs broken down by risk factors and according to the main business of life and health and property and casualty abroad (excluding Belgium, the Netherlands and Spain) for Euler Hermes, all subsidiaries combined, for Mondial Assistance Group, all subsidiaries combined, as well as for banking and asset management. These figures apply to total share, including risks borne by minority shareholders, notably for Euler Hermes for Mondial Assistance Group.

Adding these VaRs by risk in order to arrive at a concept of global gross risks is not useful since diversification plays a major role. In addition, a portion of gross risk is borne by third parties (life policyholders, tax authorities, etc.) and therefore cannot be compared to group resources in judging solvency.

The 2003 table is presented as a pro forma, with international excluding Spain, which is found in detail in the table "Contributive Risk Capital" of the internal model.

C1 investment risk is moving downward abroad (due mainly to the sale of life non-business in Chile) and at Mondial Assistance, this movement being offset by an increase in investment risk on Euler Hermes.

Non-life rate risks (C3) are rising mainly due to revenues moving up in credit insurance (Euler Hermes), despite the sale of non-life activities in Chile in 2004.

Life provisioning risk (C5), which is small in amount, is concentrated in several subsidiaries (Colombia, Africa and Lebanon).

The sharp drop in banking risks was due to the sale of Entenial (previously consolidated in Banque AGF) and to that of Eurofactor in 2004 (Euler Hermes). Entenial and Eurofactor amounted respectively to €430mn and €219mn in 2003.

And lastly, the drop in property and casualty risk in France owed to the maturing of certain policies in a portfolio that was essentially in run-off.



VALUES AT RISK BY BUSINESSES*

END 2004 In millions of euros	C1 assets	C2 credits	C3 non-life premiums	C4 non-life provisions	C5 life provisions	C6 banking & property and casualty
International insurance (excl. Belgium, Netherlands and Spain)	22	11	62	54	13	0
Life and health insurance abroad	8	1	3	3	13	0
Property and casualty abroad	13	10	59	51	0	0
Euler Hermes Group	112	37	650	169	0	0
Mondial Assistance Group	9	13	107	13	0	0
Banking and Asset Management**	0	0	0	0	0	208
France (property and casualty)	0	0	0	0	0	4
Total AGF Group companies (excluding internal model)	143	61	820	236	13	212

END 2003 In millions of euros	C1 assets	C2 credits	C3 non-life premiums	C4 non-life provisions	C5 life provisions	C6 banking & property and casualty
International insurance (excl. Belgium, Netherlands and Spain)	25	16	67	54	15	0
Life and health insurance abroad	10	1	5	3	15	0
Property and casualty abroad	15	15	62	51	0	0
Euler Hermes Group (incl. Eurofactor)	106	37	606	186	0	219
Mondial Assistance Group	16	21	97	10	0	0
Banking and Asset Management***	0	0	0	0	0	607
France (property and casualty)	0	0	0	0	0	13
Total AGF Group companies (pro forma)	148	74	769	249	15	839

* The Values at Risk by type of risk for the end of 2004 are a preliminary basis to the calculation of allocated capital according to standards in effect in the group for these various activities in order to measure performances on allocated capital for fiscal year 2005. The performances presented in the chapter "Strategic Management of Value" are based on a concept of allocated capital net of third party resources, which do not directly compare with values at risk in this table.

** Banque AGF, AGF Asset Management, AGF Private Equity, DGP, W Finance and AAAM.

*** Banque AGF, Entenial (sold in January 2004), AGF Asset Management, AGF Private Equity, DGP, W Finance and AAAM.

Internal model for activities in France, Belgium, the Netherlands and Spain

General principles:
Allianz deployed an internal model for measuring risk in the main subsidiaries of the AGF Group (France, Belgium, the Netherlands and Spain).
As is the case of the parametric model, the internal model distinguishes different risk categories by type based on the following classification:
— C1: market risks (asset-liability) + credit risks on bonds
— C2: credit risks with reinsurers
— C3: rate risks net of non-life reinsurance
— C4: provisioning risks net of non-life reinsurance
— C5: life and health mortality and morbidity risk
— C6: commercial risk related to business (risks of drop in new production, surrenders and non-renewal of policies)
— C7: operating risks (systems, legal, image risk, etc.)

Unlike the parametric model, the internal model is based on a concept of Risk Capital and not on flat risk factors applicable to bases.

Risk capital is the difference between "Value at Risk" (VAR) of the economic value of a portfolio and the economic value provided for in a central scenario (plan). VaR is measured at 31 December of a fiscal year and corresponds to a one year horizon for a level of confidence standing at 0.07% (equal to an A rating objective in "stand alone").

In addition, VaR is globally calculated on the scope of insurance activities for each country using the results observed for each activity, normally based on historic information measured on the widest possible scope.

Moreover, the global Risk Capital of each business is calculated in consideration of the effects of diversification at several levels: between the branches of non-life activities (fire auto, etc.) then between the types of risk (C1, C2, etc.). Correlation matrixes with fixed coefficients are used based on hypotheses of dependency and empirical data.

Lastly, the concept of third party resources is introduced at the level of shareable risks with policyholders (essentially C1 and C5 risks). These third party resources comprise unrealised capital gains attributable to shareholders and the policy-sharing fund as well as the other liability reserves mentioned above.

Therefore, this model is closer to economic reality than the parametric model.

Categories of risk:

— The analysis of market risks (C1) is based on the impact of market events taken independently of each other (drop in equity market, rise in interest rates, drop in interest rates, drop in property, risk in spreads) both on assets as on the economic value of liabilities (in non-life insurance, only interest rates have an impact on the value of underwriting commitments, but in life insurance, all scenarios change the value in commitments to policyholders through the mechanism of profit-sharing). C1 is therefore broken down into 5 sub-risks correlated among themselves later.

— C2 risk is subject to a model for reinsurers (excluding third party receivables) on the base of ceded provisions net of guarantees and probabilities of assumed default (agency ratings).

— Non-life rate risks (C3) correspond to the uncertainty that weighs on underwriting results in a fiscal year of given occurrence and are measured using the volatility of loss ratios before reinsurance for homogenous categories of policies (close to ministerial categories). The impact of reinsurance on C3 risk is measured either by the rate of premium reinsurance cessions, or using a model of laws of frequency and severity of major claims for non-proportional treaties.
Moreover, catastrophic risk for natural events (storms in Europe, earthquakes in Monaco) are handled by individual models that take reinsurance mechanisms into consideration.

— Non-life provisioning risks (C4) correspond to the uncertainty that weighs on the development of claims expense arising during former fiscal years and are measured by the volatility of factors of expense development or regulations between two fiscal years of occurrence. The impact of reinsurance is captured by the rate of cession of claims provisions.

— Mortality and morbidity risks (C5) correspond to risk of over-or-under mortality on the value of the portfolio in effect and comprise two risk categories: level risk (mismatch between the policyholder portfolio and applied mortality hypotheses) and risk of calamity (epidemic). Savings and family protection products are sensitive to rising mortality, whereas guaranteed income products are sensitive to declining mortality. There risks are also applied by extension to morbidity (case of disability annuities in non-life insurance).

— For commercial risks linked to business (C6), considerations include the loss of fixed acquisition fees in the event of poor sales of distribution networks and fixed management fees in the event of discontinuation of policies.

— Operating risks (C7) are for the time being calculated flatly by applying a coefficient on other risks, calibrated using external data.

Contributive risk capital:

"Stand alone" risk capital calculated for each category of risk is aggregated for life and healt and non-life. The effects of diversification make it possible to define the concept of contributive risk capital, which corresponds to the portion of risk that does not diversify with the others but continues in the total. Therefore, it is possible to break down total risk capital of business as the sum of contributive components.
However, there is no reason to add "stand alone" risk capital.

Risk sharing effect:

Risks calculated in this manner (C1 to C7) correspond to gross risks before the impact of initial unrealised wealth (third party resources) already described above, which reduces the share of risk borne by the shareholders.

Results: (opposite)

These figures are comprehensive and include risks borne by minority interests for Allianz Seguros (Spain).
In France, life and health insurance risks are significantly under the regulatory solvency requirement owing to satisfactory backing of commitment length by that of the bond portfolio. The fairly low level of minimum guaranteed rates is another factor reducing ALM in life. These risks increase mechanically from 2003 subsequent to the rise in investment risks due to the risk in the market values of bonds, equities and property and to the consolidation of two new life companies (AVIP and Martin Maurel Vie).

Property and liability risks were down significantly in France owing to the drop in claims experience risk in natural disasters resulting mainly from the implementation of a new reinsurance programme, "MegaCat", at the group level. This impact was reduced by a rise in the risk of claims experience in certain branches, as well as by a rise in equity risk. However, the risk of higher rates was down due to the narrowing of lengths between assets and liabilities.

In Belgium, most risk was attributable to life activities, owing mainly to the risk of interest rate decline and equity risk on the value of the portfolio in a local market context where guaranteed minimum rates are higher than in France, although they are dropping regularly. As in France, the drop of

CONTRIBUTABLE CAPITAL RISK BY BUSINESSES*

END 2004 In millions of euros	C1 equities	C1 rising rates	C1 falling rates	C1 property	C1 credit obligations	C2 reinsurers' credit	C3 non-life premiums	C4 non-life provisions	C5 mortality morbidity	C6 commercial	C7 operating	Risk sharing impact	Risk capital
Insurance in France													
Life & Health	2,546	0	492	374	65	2	102	92	51	341	239	-2,644	1,687
Property & Liability	475	199	0	95	20	40	472	541	0	91	109	0	2,017
Insurance in Belgium													
Life & Health	208	0	208	27	6	0	0	0	10	81	37	0	578
Property & Liability	24	7	0	0	3	1	88	23	0	5	8	0	160
Insurance in the Netherlands													
Life & Health	77	1	0	0	23	0.3	0	0	25	27	15	0	169
Property & Liability	61	39	0	0	2	11	161	56	0	6	17	0	352
Insurance in Spain													
Life & Health	1	0	126	1	5	0	0	0	2	10	26	0	171
Property & Liability	81	73	0	32	11	7	211	81	0	20	28	0	544

END 2003 In millions of euros	C1 equities	C1 rising rates	C1 falling rates	C1 property	C1 credit obligations	C2 reinsurers' credit	C3 non-life premiums	C4 non-life provisions	C5 mortality morbidity	C6 commercial	C7 operating	Risk sharing impact	Risk capital
Insurance in France													
Life & Health	2,449	0	255	324	52	2	76	57	65	218	200	-2,399	1,299
Property & Liability	372	182	0	91	10	56	986	475	0	66	131	0	2,369
Insurance in Belgium													
Life & Health	210	0	342	26	6	0	0	0	8	75	41	0	708
Property & Liability	30	15	0	0	2	3	168	14	0	7	13	0	252
Insurance in the Netherlands													
Life & Health	75	5	0	0	24	0	0	0	16	27	14	0	161
Property & Liability	34	31	0	0	1	11	283	77	0	6	23	0	467

* Only the addition of contributive risk capital by line (by activity) is meaningful. The addition by columns (by risk) is meaningless owing to correlations.
The pro form data published for France in 2003 includes certain methodological changes (notably regrouping of individual health and group categories and the implementation of a legal protection category into the model to improve its relevance. This explains the differences from the 2003 Annual Report. For information, Spain represented €623mn in 2003 according to the parametric method.

premium risk in non-life was due to the coverage of catastrophic risks by the group's "MegaCat" programme.

In the Netherlands most risk came from non-life business, despite a sharp downturn in the net exposure to natural catastrophic events (storms) owing to the participation of Allianz Nederland in the group "MegaCat" programme. The rise in life and non-life equity risk owed to the risk of the equity portfolio in market value as well as a slightly higher volatility of the local AEX index.

In Spain most risk came from non-life business. The risk of claims experience was not very affected by the risks of natural catastrophes (local regulation). In life and health, risk was mainly concentrated on the risks of lower rates owing to the duration of a bond portfolio that was shorter than that of liabilities (9 rather than 14 years). However, very low allocations in equities and property explain the very low level of risks.


AGF

AGF's offer in property, casualty and liability insurance covers all the needs of individuals, professionals and companies.
Its distribution networks make it possible to provide the quality services that its customers expect.



GENERAL AGENTS AND PROPERTY AND CASUALTY BROKERAGE

MARKETS

INDIVIDUAL
PROFESSIONAL
SPECIALTIES
COMPANIES
AGF LA LILLOISE
MAJOR ACCOUNTS
SPACE

DISTRIBUTION NETWORKS

GENERAL AGENTS
BROKER PARTNER NETWORKS
PARTNERSHIPS


AGF

2004 REFOUND PROFITABILITY

AGF is a market leader in property, casualty and liability insurance. The Group offers products that respond both to the needs of individuals, professionals and companies and which are distributed by the general agents network, brokers and different partnerships.

The exercise of our profession in a highly competitive market and a volatile financial environment has led us to rethink our organisation in the area of property, casualty and liability. In order to better solidify our network strategies, strengthen our technical controls and reduce our costs, the property and liability general agent and brokerage area was created. It enables the merger of agency and brokerage management structures. The marketing and underwriting departments are now common to both networks.
Dedicated sales leadership structures make it possible to optimise growth while taking the specifics of each network into consideration.

The profitability of the unit has improved since its launch in 2003 (drop of 4.2 points in the combined ratio) and enabled us to put 2005 on the path of sales development and customer loyalty while retaining the base of refound profitability.
We are pursuing our goal of being a winning company for our customers, intermediaries, employees and shareholders.

THE PROPERTY, CASUALTY AND LIABILITY GENERAL AGENT AND BROKERAGE AREA IN SEVERAL FIGURES:

- [illegible]
- [illegible]

A VERY COMPLETE OFFER IN PROPERTY, CASUALTY AND LIABILITY INSURANCE

MARKETS

The know-how and expertise built in the property, casualty and liability general agent and brokerage area is enabling AGF to offer its customers a line of products and services that covers all of their needs in that area.

INDIVIDUALS

The individual market covers all of the property, casualty and liability need of individuals (auto, housing, etc.)

2004 Highlights

In 2004, we pursued our policy of restoring profitability that was started in 2003. Initiatives to revise rates were followed through on. The involvement of general agents in the policy of improving profitability made it possible to maintain gratifying activity in all lines of distributed products despite a slight erosion in auto and universal housing portfolios.

In auto, business revitalisation measures (*printemps de l'auto* and then *l'auto en fête*) enabled us to check the contraction of the insured base.
The amount of new business remained highly sustained with nearly 300 000 new policies, proof of the quality of attraction of the AGF offer.
The policy of claims settlement was focused on stronger control of claims management costs and better service to customers. In this way, notable progress was made in the use of approved providers in auto, enabling control of repair costs. The launch of claims centres improved productivity and service quality. In terms of bodily injury, the unfavourable trend in the legal environment is a subject of preoccupation.

DISTRIBUTION OF PREMIUM INCOME BY MARKET
€3.9bn

15%
2%
46%
8%
14%
8%
7%
Individuals
Professsionals
Specialties
Companies
Fleets and affinity groups
Major accounts
Space

Outlook

Our priority is launching a plan for reconquering and retaining customers to stop the erosion of our portfolios and reverse the trend while preserving the profitability of our operations. This plan favours the young family segment in auto insurance but also through a family protection pact for the family including auto, housing and personal accidents.

PROFESSIONALS

The professional market includes small businessmen, workers, very small companies and agricultural businesses.

2004 Highlights

There was a marked improvement in profitability during the year, the results of all the actions taken since 2003. These actions led to an end to the Multi Pro portfolio, but overall premium income (+1.2%) stayed positive. With a rise in the insured base and premium income the target segment of very small businesses has continued to move in the right direction.

Outlook

In 2005, the professional market will be a growth target for AGF. The objective will be to strengthen our positioning on the market through completeness and the consistency of a new offer rolled out throughout the year. It will also include reconquering markets shares owing to the expansion of ProfilPro, the new professional universal risk policy.
As for the agricultural market, the initiatives begun in 2004 to rebuild profitability will continue with the simultaneous pursuit of areas of alternative growth (the wine production target notably).
2005 will also be marked by the release of a new, more flexible rate that is more competitive for agricultural vehicles.



SPECIALTIES

The specialty market includes construction, transport, and commercial auto (fleets, garages and dealerships).

2004 Highlights

The premium income objective was slightly surpassed owing to the return on rate increases. The portfolio shrank by about 6% due to continuing oversight actions and risk selection. The "profitability" action plan was carried to completion. Prevention measures and efforts to reduce frequent claims made it possible to reduce claims expense in keeping with objectives. The good results of 2004 were buoyed by the strong performance of provisions created for prior years.

Outlook

Working on the base of refound profitability, actions to improve customer loyalty and winning new customers will be launched in commercial auto and transport.

Prevention initiatives, notably in commercial auto, will be continued. The creation of a strategic plan in the first half will enable AGF to reaffirm its objectives on the construction insurance market.

PREMIUM INCOME
AGF LA LILLOISE

In millions of euros

	31/12/04
Fleets	105
Auto affinity groups	136
Other affinity groups	50

COMPANIES

This market targets companies with revenues ranging from 1.5 and €400mn.

2004 Highlights

The weak advance of premium income on this market (+1.5%) is due to the selection policy in respect of the portfolio of local governments and auto dealerships, with premium income in property and civil liability rising more than 6%.

The drop in claims experience (-26%) and mainly serious claims, which resulted from oversight and prevention actions since 2001, made it possible to see a high increase in profitability in 2004.

Outlook

The implementation of scoring tools in property and civil liability will give rise to deeper analysis of the various aspects of risk and make evaluation more precise. This approach, which makes it possible to underwrite risks that had been refused earlier, coupled with the visit of risks will lead to a marked rise in our activities in this sector while maintaining profitability. Our objective is to affirm our presence as a leader in the commercial market.

AGF LA LILLOISE: FLEETS AND AFFINITY GROUPS

AGF La Lilloise, which has its head office at Wasquehal, has been an historic specialist in property and casualty brokerage with a mission of building underwriting in auto fleets and affinity groups for individuals.

AGF La Lilloise is a leader in brokerage on its market and has a high degree of expertise at the level of Europe through the multinational network of the AGF and Allianz Groups.

2004 Highlights

All activities combined, premium income was down 2.5% from 2003. A redirection of its affinity group underwriting toward auto, fire and accident risks and away from complementary health benefits as well as a cancellation of deficit policies, are mainly the cause for this change, despite continuing sustained activities in fleets.

2004 was marked by the continuation of inventory operation leading to a new consolidation of underwriting reserves and the implementation of significant measures aimed at the recovery of company results. AGF La Lilloise continued to develop synergies with all the AGF Group in the areas of managing bodily injury and auto repair.

Outlook

The main objectives of AGF La Lilloise for 2005 are the continuing clean-up of the affinity group portfolio, the implementation of electronic paperless management, development of electronic transfers of information with intermediaries and adjusters and the sales launch with a test panel of brokers of a fleet product for small and mid-sized companies.

MAJOR ACCOUNTS

This market is for very large sized companies with revenues exceeding €400mn.

2004 Highlights

AGF, thanks to worldwide experience developed with the Allianz Global Risks organisation and the continuation of the policy of selective underwriting, posted very strong profitability of operations for the second year in a row despite premium income for the current year down 10% owing to rising competition, particularly in casualty insurance. Therefore, despite the consequences of the collapse of terminal E at Roissy, hurricanes in the Caribbean and the US as well as the groundswell in Asia, claims experience for the current year was generally favourable and led to a combined ratio after reinsurance of 90.8%, a drop of 1.6 points from 2003. The underwriting policy was accompanied by a strong insistence on risk management actions through prevention and protection investments. The presence of our engineers close to our customers through around 2000 audits this year was a manifestation of this strategy.

Outlook

In 2005, when the market will be still competitive, our actions will be directed to development of our sales relations with our customers and brokers.

At the same time, owing to continuing development of synergies with Allianz Global Risks, the improvement of our management and our policy of selective underwriting, we will maintain the same high level of profitability despite declining premium income.



SPACE

The space business requires management that is closely tailored to very specific characteristics: high risk probability, the severity of disasters and the very short duration of the launch phase when risk is insured.

2004 Highlights

Premium income from space activity stayed stable in 2004.
The resumption at the end of the year of the telecommunications satellite business and the drop of the dollar against the euro explain this phenomenon. In early 2004 AGF spun off its service activities in space insurance by creating Spaceco. The objective was to diversify its activities owing to Spaceco and offer its customers greater capacity and specialised services in space risk.

Outlook

The sector recovery seen at the end of 2004 will pick up pace in 2005. Demand is still high for insurance capacities and the services offered by Spaceco. The number of launches planned in 2005 might exceed 30 compared with the 22 insured for 2004.



A REVISED ORGANISATION
TO BETTER STRENGTHEN NETWORK
STRATEGIES

COMPLEMENTARY DISTRIBUTION NETWORKS

The distribution of the AGF offer in property and casualty is provided by the network of general agents, partner brokers and partnerships.

THE GENERAL AGENTS NETWORK

The 2,400 general agents of AGF and their 4 800 associates manage the 2,700 points of sale that enable AGF to have national coverage. Six regional offices, special points of contact with the network, make it possible for AGF to say close to its general agents and customers.

DISTRIBUTION
OF PREMIUM INCOME
GENERAL AGENTS
NETWORK
€2.2bn


8.1%
6%
28.8%
18.9%
16.5%
21.7%
Individual and professional auto
Individual and professional fire and liability
Companies
Individual life
Health
Affinity groups

2004 Highlights

Premium income generated by the entire general agents network stood at €2.2bn in property and casualty, steady against 2003. The network of general agents is also a major partner in personal insurance with premium income of €1.1bn on this sector, a rise of 9% from 2003.

2004 saw the end to the agency brokerage dichotomy with the creation of the property, casualty and liability agent brokerage unit (AG/CI). The end results of this organisation is to make the management of networks autonomous and independent of the businesses. The creation of the general agents sale department in autumn of 2004 was a strong signal of the Group's objective to make the AGF general agents the network whose growth will be the strongest on the market.
This new organisation has already proved its high capacity for mobilisation notably through successful actions in life and auto.

Outlook

2005 should be the year of selective and profitable recovery for AGF general agents. To meet this strategic challenge, AGF must share and exploit to the maximum its advantages and market opportunities: the network proximity to 3 million individual customers made loyal through the sharp identification of their needs, attractive offers and adapted communication. These are the advantages of all agencies that must be maximised by strengthening visibility with prospects.

The relaunch is based on a sales action plan structured around Temps forts to create a mass effect around areas of priority development and pace the activity of agencies. They are developed and their effects prolonged by "good practices" tools that will help agencies in their sales conquest methods and building customer loyalty. This recovery is also based on programmes that are set by special activities, training and actions offered to those agents who want to invest in the long-term and with profit on specific markets.


AGF

The relaunch of sales energy will be based on a very large number of actions and projects of magnitude in health and in professional insurance, where in 2005 there will be the first initiative on the "ProfilPro" product launch in 2004. In auto, in order to achieve the goal of checking the erosion in the insured base, specific actions have been launched following in the steps of the plan geared to a customer base targeted for its growth potential: "the young families". At the same time there was a thought process to increase sales competitiveness and several led to concrete actions. They were tested at the end of fiscal year 2004 on life actions, mainly for a very high management of regional delegates on sales operations, through the optimisation of leadership tools making it possible to give operating support to inspectors and agents.

Two major projects initiated in early 2004 have been completed: the implementation of AGF sales methods at agency windows and in close contact with customers. The general implementation of these sales methods will make it possible to develop the sale performance of the network on a lasting basis. The deployment of claims centres will also enable agencies to free up time to direct toward sales. The objective is ambitious: 750 agents at centres at the end of 2005, compared with 500 today.

2005 will also be the year of differentiation with the launch of the commercial property and casualty business, which will mark a major step in relations between the company and its general agent network.

And lastly in preparation for the future, a thought process on network strategy was initiated. The challenge is to build a lastingly competitive network to face the competition whomever that might be. From all of these efforts, there will arise a vision of the future for our network, which will be translated into action plans with the obvious end results of better responding to customer expectations, better sustaining the growth of our agencies and therefore attaining the ambitious objectives of growth for the network. This group of very concrete initiatives will set the stage for strategic thinking focused on the customer, which will be completed in 2006 in a coordinated initiative with those going on in parallel in the other major European subsidiaries of the Allianz Group.

THE NETWORK OF PARTNER BROKERS

With nearly 41% of property and casualty premium income, AGFs Espace Courtage posted €1,556mn in premium income. The brokers working with AGF rely on nearly 1,200 partners and 6 dedicated regional offices to respond to the needs and the specific expectations of their customers. The locations in Bordeaux, Lille, Lyon, Nantes, Marseille and Strasbourg as well as in the Paris Ile de France area cover the main brokerage markets to offer to brokers proximity services.

2004 Highlights

The Sales Brokerage Department, responsible for all the leadership of the network of partner brokers on the major accounts, companies, professional, individual, fleet and affinity group markets was created at the end of 2004 to breathe new energy into business. Its mission is to assure consistent execution of various market entities.

2004 also saw the launch of the new gateway Courtage AGF. Beyond Déclic, the management tool of reference of brokers on the individual market enabling them to do on-line underwriting, this new gateway now joins all tools, services and information placed at their disposition for all markets.
Using personalised protocols, a broker can do an estimate, underwriting, issue contractual documents, manage claims, and even directly pay a customer in real time if he has the requisite authority. This gateway makes possible an on-line offer on auto fleet and professional universal risk markets.

Outlook

After 3 years essentially dedicated to the recovery of all markets 2005 is profiting from basic fundamentals making it possible to calmly plan business growth in profitability. To put this relaunch into place, Espace Courtage IARD has constructed a strategic project that will establish objectives and action plans for all markets in mid-2005. This plan will define the framework of services and tools placed at the disposition of partner brokers more precisely to strengthen the quality of service offered to customers.

Also to be defined are the changes and directions that will enable AGF to better respond to the expectations of brokers in terms of:
— global relations with their agency,
— simplification of operating methods with the development of computerised data exchange.



PARTNERSHIPS

The partnerships with Crédit Lyonnais and 3 Suisses enable AGF to extend and round out its traditional models of distribution.

Assurances fédérales Iard: the partnership with Crédit Lyonnais

Assurances Fédérales IARD, a company held at 31 December 2004 at 95% by AGF Holding via the holding company Assurances Fédérales BV and at 5% by Crédit Lyonnais, is responsible for building the partnership with the Crédit Lyonnais in terms of casualty insurance. This partnership arose from an agreement in 1996 between Assurances Fédérales IARD and Crédit Lyonnais, and concerns auto insurance, universal housing, health and personal accident benefits as well as assistance benefits related to these products. They are sold by the 1,850 branches of Crédit Lyonnais.

On 23 December 2004, AGF and Crédit Agricole S.A signed an agreement relative to the acquisition by Pacifica, the casualty insurance subsidiary of Crédit Agricole, of 35% of the share capital of Assurances Fédérales IARD. This agreement will enter into effect in 2005. Assurances Fédérales IARD will then be held at 60% by AGF and at 40% by Crédit Agricole.

2004 Highlights

In 2004, the premium income of Assurances Fédérales IARD stood at 105.4 million euros, a rise of 11.4% from 2003. Growth was more rapid in personal insurance (+16.5%) than in property, casualty and liability (+8.0%).

The underwriting results of Assurances Fédérales IARD continued to improve. The combined ratio dropped from 91.6% for 2003 to 86.0% in 2004.

Outlook

In 2005, Assurances Fédérales IARD anticipates the pursuit of a portfolio in strong development in terms of activity volume owing to specific sales leadership and the improvement of benefits connected with its products.

Calypso: the partnership with the 3 Suisses

CALYPSO, wholly controlled by AGF IART, is the AGF Group company responsible for the development of the property and casualty partnership with 3 Suisses. It was founded in 1999. The products sold by the partnership are auto insurance, universal housing, household pet insurance and personal accident insurance. Policy sales are made through the CALYPSO telephone centres to the customers of 3 Suisses.

2004 Highlights

At 31 December 2004, 48,000 policies were in the portfolio, including nearly 32,000 in automobile, for premium income of €15.8mn, or 3.3% growth from 2003. 2004 saw the rationalisation of underwriting and management procedures as well as by an in-depth study of improvement leverage of sales productivity to select the most effective means.

Outlook

2005 is expected to enable a verification of the validity of the results obtained by developing more targeted marketing actions in parallel with customer retention campaigns put into place.


AGF

AGF's life insurance and financial services, distributed by its networks of financial advisors, general agents, brokers and independent financial advisors, cover all customer requirements for financial advisory services and the achievement of financial security.



LIFE AND FINANCIAL SERVICES

BUSINESSES

INDIVIDUAL LIFE INSURANCE
BANKING ACTIVITIES
ASSET MANAGEMENT
PRIVATE BANKING

DISTRIBUTION NETWORKS
BY SEVERAL COMPLEMENTARY CHANNELS

FINANCIAL ADVISORS
GENERAL AGENTS
BROKERAGE AND PARTNERSHIPS


VOTRE PARTENAIRE
RETRAITE

2004 A YEAR OF CHANGE

AGF aims to expand and accelerate its development in the wealth management market. For this AGF has a complete range of products and services available (insurance, banking services, financial and property asset management, private banking, etc.), with complementary distribution networks recognised for their skills.

This ambition was behind the implementation of a new organisational structure within AGF at the beginning of 2004.

This places all of these businesses as well as the specialised networks for the distribution of financial products and services in a single division. This new organisational structure meets changing market expectations by reinforcing the offer of a full finance solution to customers of the networks and ensures the business development of all sectors of the business.

It is now fully rolled out and relies on three guiding principles:
— a clear separation between a business line and the sales force responsible for distributing its products, together with a simplification of procedures for flexible operation between the entities,
— combining and reorganising the salaried networks to consolidate sales efficiency and productivity
— a strong willingness to rationalise costs together with an ambitious investment policy so as to rapidly increase the competitiveness of AGF's products and services on a permanent basis and optimise profitability of the division.

At the end of 2004 we had several reasons to be satisfied: reorganisation completed, networks restructured, sales activity raised and costs reduced in line with objectives.

These successes, achieved in a few months with the involvement of all staff, constitute a solid base for the growth, profitability and customer service challenges of 2005.

BUSINESSES THAT PROVIDE THE FULL SPECTRUM OF FINANCIAL SOLUTIONS

INDIVIDUAL LIFE INSURANCE

In individual life insurance, AGF offers its individual and independent professional customers complete solutions in savings, income protection and preparation for retirement, designed by four complementary structures: AGF Vie, Arcalis, Génération Vie and Coparc

2004 A year of pension reform

2004 will be remembered for the introduction in the spring of the *Loi Fillon*, voted in mid-2003 and which opened up new opportunities and solutions for pension savings.
AGF, as a specialist in individual and group pensions over many decades was amongst the first to develop and market a product under the new tax framework: the *AGF Pleine Retraite* savings pension plan. This policy, underwritten by the savings association ANCRE, received almost 35,000 subscribers within a few months.
To accompany this and to better meet the specific situation of each customer, AGF also created a new multi-investment life insurance policy, specifically designed for those preparing for retirement: *AGF Itinéraires Epargne Retraite*. This product gives the investor access to the most appropriate solution for retirement with, notably, the AGF Asset Management time horizon fund.
Whilst pensions have been in the news, the AGF life insurance product offer continued to expand throughout 2004. Also the multi-investment policy, AGF Itinéraires Epargne, a leading AGF policy, was enhanced with new features including the introduction of new structured funds, AGF Octoplus 3 and AGF Octomax. At the same time AGF launched a new multi-investment product, AGF Premium Line, targeted at customers of its independent partners, brokers and financial advisors.
AGF improved its offer of income protection by extending the cover offered in the *AGF Libre Autonomie* policy to include partial provision for long term care.

2004 milestones

Individual life premium income* for 2004 was €3.446bn, up by 6.3%, with a marked trend towards unit-linked products. Unit-linked products now account for 32% of funds inflow for savings and pension plans.
This very favourable trend in product mix is in the interest of both customers and AGF. Customers have benefited from the recovery of financial markets and the very attractive structured funds offered. AGF optimises profitability and reduces its capital requirement.

* Given their nature, ASAC-FAPES contracts have been reclassified from group pension to individual life.

BREADOWN OF PREMIUM INCOME
INDIVIDUAL LIFE
€3.4bn


42%
20%
14%
5%
13%
6%
AGF Itinéraires Epargne
Tellus
Fipavie Premium
Modul' épargne
Retraite AGF
Other (including income protection)

Furthermore, the numerous projects undertaken to reduce costs and increase competitiveness – rationalisation of product ranges, simplification of the organisational structure – have borne fruit.
At the same time significant investments have been made to preserve these gains in future years such as the simplification of the IT management infrastructure.

Growth in the business and reduction of costs enabled the profitability of the life insurance business to increase strongly in 2004 with a rate of return on allocated capital of 22.2%, up by 4.5% compared with 2003.

Outlook

The efforts to achieve these excellent results in 2004 will be continued in 2005. The priority will be support and back up for the networks in the achievement of their challenging sales development objectives:

— Products will be further differentiated in accordance with the segmentation of the customer base,
— The pension range is to be adapted and developed (packages, services associates, etc.),
— Sales initiatives (communication, coupling of products, etc.) will be undertaken to encourage customers to subscribe to a greater number of AGF products.



BANKING ACTIVITIES

The banking activities are a natural complement of life insurance in helping customers achieve financial security. Banque AGF is responsible for these activities. It contributes to AGF being a full-service financial service provider by developing an offer of uniform consumer banking services intended for individual and independent professional customers.

Banque AGF

The Banque AGF range of services includes, in addition to everyday banking services (current accounts, payment media and related services), savings products and a large range of loans (overdraft facility, consumer loans, saving-based loans or investment loans). Services are delivered through AGF's network, the salaried employee network and general agents. The bank can be accessed using distance-banking technologies over the telephone and the Internet.
In 2004 the consumer bank reinforced its market positions developed in the last three years.

BREAKDOWN
OF BANKING ASSETS
CONSUMER BANKING
€1bn
By product


43%
57%
Sight and passbook deposits
Financial assets

2004 milestones

At 31 December 2004, the bank had relationships with nearly 250,000 customers whose deposits (sight and passbook accounts) totalled €580mn and other financial assets were €435mn, up by 12%.
In addition, new credit facilities put in place more than doubled compared with 2003 and were €171mn, bringing total outstandings to €520mn. This strong growth is the result of the development of the savings and loan activity and the launch of "car insurance + finance" packages in the general agency network. This activity contributed significantly to the good results of Banque AGF.

In addition to its consumer banking business, Banque AGF also has the mission to optimise the profitability of its capital and to manage the cash reserves of the AGF Group by using the foreign exchange and fixed-income markets, within a framework of appropriate limits.
This activity again generated excellent profits in 2004, equivalent to those in the previous year, in a context influenced by the introduction of IFRS standards.

Finally Banque AGF is also a holding company. Its main holding at 31 December 2004 was the stock broker Oddo et Cie.
This activity benefited from the improvement in the performances of Oddo and the consolidation for the first time of its 58% holding in the property management company, Immovalor SCPI.

The total net banking income for all activities of Banque AGF was €72.8mn, up by 3.1%, and its contribution to the Group's profit was €32.2mn.

2004 results

In €mn

	2004	2003
Net banking income	72.8	70.5
Net profit	32.2	15.0

Outlook

In 2005, Banque AGF intends to reaffirm its close ties with its distribution networks and continue to grow its consumer banking activity. Profitable since 2003, it intends to move further into the black.

BREAKDOWN
OF OUTSTANDING LOANS
CONSUMER BANKING
€520mn
By product


13%
87%
Consumer loans
Savings-based loans

ASSET MANAGEMENT

Through its subsidiaries AGF Asset Management and AGF Immobilier, AGF is one of the leading asset managers on the French market.

AGF Asset Management

AGF Asset Management continued its development of institutional management and with the networks of the Group.

AGF Asset Management, with 220 employees, is a major participant in the French investment market and had €66.4bn in assets under management at 31 December 2004. Its customers are:
— indirectly through the AGF networks, individuals for whom it designs and manages financial products sold directly or included in life insurance policies.
— businesses (including all insurance companies in the AGF Group), institutions, and external distributors multi-managers who have access to AGF Asset Management's cash management and long-term asset management expertise as well as that of Allianz Global Investors.

AGF Asset Management has developed significant Paris-based management capability in both equities and fixed income in euros and other European currencies. In almost all of these areas it occupies a leading position. It also offers a range of alternative multi-management products that are managed by AGF Alternative Asset Management. Complementing this expertise, AGF Asset Management also offers its customers world-class international equities and fixed income management through its "house membership" of Allianz Global Investors, a global leader in asset management.
This combination of world-class expertise with locally-delivered services, which only a local player can offer, is a major strength of AGF Asset Management.

2004 sales activity. An excellent year.
AGF Asset Management business development was successful in 2004 due to an offer of management, services and products adapted to an uncertain financial environment. Investors continued to prefer liquid investments (money market), diversified products (alternative investments, property, guaranteed returns, etc.) and are returning gradually to equities markets with products that are backed by a capital guarantee.

In this environment AGF Asset Management's position as a leader in money market and alternative management enabled it to attract an excellent net inflow of funds of €1.85bn in 2004.

In addition AGF Asset Management was selected to manage two tranches of the €16bn offered in open tender by the French Pension Reserve Fund (FRR). This was the largest competitive tender ever in Europe and amongst the largest ever in international markets.
AGF Asset Management was selected for:
— euro-denominated fixed-income management of €960mn,
— large cap US equities of €460mn, to be managed with a growth style.
In the second mandate AGF Asset Management, which bid on behalf of the Allianz Global Investors Group through RCM, will provide the reporting and customer services.


BREAKDOWN OF ASSETS UNDER MANAGEMENT
AGF AM
€66.4bn
By asset class
14%
8%
14%
64%
Bonds
Equities
Money market
Diversified

1. Assets gained from the FRR tender, of €1.4bn, are not included in assets under management at 31 December 2004.



File No. 82-4517



All of these successes reinforce the position of AGF Asset Management in the major institutions market.
Also Financial News placed AGF Asset Management third in its rankings of French institutional fund managers in 2004.

Individual customers have not yet returned as direct investors to equities markets despite the more favourable environment and continue to prefer guaranteed products. To meet this demand four new formula products, designed for the AGF networks, were launched and generated a funds inflow of €220mn. Also the sixth generation Innovation fund, AGF Innovation 6, was launched in time for the end-of-year campaign throughout all Group networks.
Finally, in preparation for the gradual return of customers to riskier products, AGF Asset Management sought to beef up its menu of equities investment trusts with new innovative funds, positioned in the euro-zone and eligible for inclusion in equity savings plans (PEA):
— ***AGF Aequitas,*** an investment fund aimed at salaried employees, invested in euro-zone equities,
— ***AGF Invest Euro,*** a small-and mid-cap European equities fund,
— ***AGF Actions Croissance Euro,*** a fund invested in equities offering growth in earnings at a reasonable price.

Assets under management up by 9%

AGF Asset Management[1] funds under management at 31 December 2004 were at an historic high of €66.4bn[2], up by 9% compared with 2003.
This was due to significant funds inflow and the good performance of the financial markets.
This very positive trend together with a strong focus on operating expenses brought the cost/income ratio excluding exceptional items down to 56.7%, compared with 63.7% in 2003.
This is a very satisfactory result for a business of this type.
The consolidated net profit before tax for AGF Asset Management[1] was €37.3mn.

AGF Asset Management's aims in 2005 are twofold:
— to continue to develop asset management on behalf of third parties by focusing more of its efforts on the development of its management offer integrating its expertise and that of Allianz Global Investors,
— support the AGF networks by continuing to provide them with all the appropriate back up, tools and products to meet the requirements of their customers.

AGF Immobilier

AGF Immobilier objective is to manage and enhance the value of the AGF Group property portfolio.
The portfolio contains around 500 properties with 70% office, and 30% residential, property.
Three quarters of this portfolio is located in the Paris region.
AGF Immobilier has 5,000 tenants. These are individuals, small and large shops and stores, independent professionals, small and large businesses, and government offices and ministries.
The French office property market had a record year in 2004 with €12bn in investment and 1.9 million square metres of space let, up by 17 % compared with 2003. The demand was influenced by two concerns: the renovation of buildings and the control of rental costs.
The results are that:
— tenants look for functional premises with better services (air conditioning, etc.),
— they negotiate for less space than they currently occupy (notably for investment users),
— average rental per square metre has fallen 16% over the last two years.

In the residential property market prices continued to increase by 15% in 2004. Demand is unsatisfied in particular because of interest rates that are now historically very low. This trend could continue in 2005. Nevertheless the issue of household debt is of increasing concern with this price inflation.
In this environment many institutional investors, including AGF, have partially withdrawn from the residential market and have found a lasting equilibrium in commercial property.

In 2004 an active policy of restoration of the property portfolio was continued. The renegotiation of leases and appraised values have enabled the realisable value of property held directly to increase by 1.2%, on a constant consolidation scope basis, to €4.2bn at 31 December 2004.

PRIVATE BANKING

AGF offers a complementary private banking service for its high net worth customers.

Dresdner Gestion Privée

Dresdner Gestion Privée, with offices in Paris and Lyon, is a private banking concern focused on managing the assets of owner and shareholder executives. Its 44 employees offer 2,800 customers a service based on financial engineering, discretionary portfolio management, advice on unmanaged accounts, life insurance products and investment-based lending facilities.
Its customers are:
— Owner executives of family-owned, listed or unlisted enterprises worth between €5mn and €500mn;
— Corporate employees and

1. Including AGF Alternative Asset Management

independent professionals whose income exceeds €200,000 and who have assets of more than €1.5mn,
— Salaried executives who are beneficiaries of stock option plans and whose income exceeds €300,000.

2004 was characterised by:
— a net funds inflow of €82mn, of which €19.5mn was life insurance,
— the implementation of a customer segmentation process to enable better service delivery,
— the continuation of the cost reduction programme,
— the start of the collaboration with Gestion Privée AGF, a new venture targeted at high net worth customers throughout the whole network.

Dresdner Gestion Privée is set on a course of profitable growth. In 2005 it will continue to develop synergies with the AGF Group. This objective will be achieved by offering high net worth customers in the AGF network access to the discretionary management services of Dresdner Gestion Privée. IT resources are organised in such a way as to support this growth. In the marketing area priority will be given to a targeted approach of both existing customers and new prospects.

Gestion Privée AGF

Gestion Privée AGF is a new venture formed in 2004. It recruited a team of nine specialists in asset management, financial engineering and wealth management from various AGF subsidiary companies.
Its role is to support the AGF networks in their initiatives to gain new high net-worth customers and develop their loyalty by offering them a suitable range of products and services.
These currently comprise a Yearling multi-investment and multi-manager life insurance contract developed by Arcalis, and its capital accumulation version.

This range will be expanded in 2005 by incorporating:
— the discretionary management service of Dresdner Gestion Privée,
— an Ewa Life product targeted at non-residents,
— a special range of investment loan facilities developed with Banque AGF.
The objectives for private banking in 2004 were exceeded with 51 Yearling contracts put in place for a value of just over €11mn. This was as a result of the implementation of a disciplined management structure and effective collaboration with the nine wealth management branches of the AGF FinanceConseil network.
In 2005 Gestion Privée AGF is keen to continue its development by further developing relations with the wealth management divisions, establishing relationships with general agents and accessing a larger range of products and services from the first quarter.



DISTRIBUTION THROUGH SEVERAL COMPLEMENTARY CHANNELS

FINANCIAL ADVISORS

AGF FinanceConseil

AGF FinanceConseil has 3,100 financial advisors who distribute life insurance (individual savings, pension and income protection), Banque AGF services (banking, finance and lending), property products (directly or through property investment companies) and the products of AGF Collectives (employee savings and pensions). This very broad range of products allows an individual's needs to be met at every stage of his or her life.

In 2004 AGF FinanceConseil continued to develop the market for financial advisory services through the use of its customer base of more than 1.1 million customers.

AGF's marketing approach is based on wealth management associating together all insurance, banking and asset management solutions and benefiting from the total integration of marketing and IT tools.

2004 milestones

A feature of 2004 was the merger of the two existing sales networks of Assurfinance and Génér'Actif and the complete reorganisation of the new entity.

The objective of this overhaul of the organisation, whilst reducing operating expenses, was to reinforce the sales capabilities of the network and to form regional organisations with increased responsibilities and local control of marketing, human resources, quality control and wealth management expertise.

This reorganisation was carried out taking care to ensure that the know-how of the two original entities was preserved and mutual exchanges organised to benefit from their complementary nature.

At the same time professional training efforts, a source of greater added value for customers, were accelerated.

In particular the initial training programmes for new advisors was overhauled. Certification (CGPC) of independent financial advisors for part of the network continues.

In 2004 5% of working time of sales staff was devoted to training.

In an environment of significant change the AGF FinanceConseil network successfully maintained a dynamic and steady activity and met its main sales targets:

— the reorientation of the product mix towards a larger share of unit-linked products and financial products continued and expanded. Unit-linked products now account for 40% of pension and savings product premiums,

— the redeployment towards the pension market was a success with 25,000 contracts sold (including 20,000 PERPs) as part of an approach that focuses on an analysis of requirements,

— the distribution of Banque AGF lending products secured, or unsecured, by life insurance policies more than doubled to reach just over €100mn,


LIFE AND FINANCIAL
SERVICES BUSINESS
TOTAL INFLOW
OF €5.2bn


35%
39%
14%
12%

Financial advisors
General agents
Partnerships & brokerage
Institutional



— nearly 40,000 new customers have placed their confidence in the network's advisors.

Outlook

This complete overhaul was finalised on 19 January 2005 with the adoption of a new identity for the network: AGF FinanceConseil, reinvigorated with major growth ambitions:
— reinforce its advance in the financial advisory services and wealth management areas, articulated around its main platform of life insurance to become a leader in France,
— establish a significant position in the pension market backed by the strength and name of the AGF Group, a member of the Allianz Group.

These aims in 2005 will be expressed by an objective to develop the business through sustained growth boosted by:
— a significant increase in the size of the network (another 750 financial advisors are scheduled to be recruited),
— a suitable segmentation of the customer base for a more appropriate and personalised business relationship,
— a more targeted approach to gaining new customers (notably in the asset management market).

Naturally, AGF FinanceConseil, will continue to construct its development based on the force of its strengths that are:
— its ability to develop and maintain *close long-term relationships* with its customers based on trust,
— its level of expertise in financial advisory services and wealth management,
— its expertise in life insurance,
— the relevance and personalisation of its approach.

W Finance

Founded over 30 years ago, W Finance is a financial institution specialised in the design, management and distribution of private banking services for high net worth individuals. It also serves corporate and institutional customers through a special suite of services. W Finance operates primarily through its network of financial advisors located throughout France and its overseas *départements* and territories. W Finance focuses on the following three areas:
— Marketable securities, via a range of innovative and diversified products,
— Multi-investment life insurance solutions, via its Coparc subsidiary, specialised in unit-linked investments,
— Property investment, oriented towards the real estate investment trusts of Immovalor Gestion, a company it owns jointly with Banque AGF.


BREAKDOWN OF ASSETS
UNDER MANAGEMENT
W FINANCE
€1.6bn
By product family
36%
56%
8%
Insurance
Real estate investment trusts
Marketable securities

2004 milestones

In 2004, W Finance was able to take advantage of more favourable market conditions and experienced strong growth of its sales activity with a large positive net inflow of €38.4mn, significantly up from €10.6mn in 2003, due notably to:
— the relaunch of the corporate business,
— product innovation and the launch of new investment trusts and structured products suited to today's economic conditions,
— the continuation of the marketing of property investment products.

At the same time, W Finance implemented a deliberate policy of favouring unit-linked products, both for new business (80% of inflows are unit-linked) and for existing policies with a campaign to encourage migration over to these products, with €30mn realised to date.
The profits from this business and the rise in financial markets are reflected directly in the growth of assets under management. These grew by 7% to €1.578bn at 31 December 2004.
Priority was given in 2004 to the continuation of efforts to modernise the tools and services dedicated to the sales network (in particular asset allocation decision software) and to the reduction of operating costs.
Net profit for 2004, excluding exceptional items, grew strongly due in particular to the increase in revenues related to asset management and to the reduction of operating costs.

Outlook

In order to reinforce this significant improvement in profits, in 2005 W Finance will continue the reviews and projects begun in 2004 that aim to boost growth in the sales network as a result of:
— the introduction of new contracts that are more attractive for financial advisors,
— an improved sales management structure,
— the extension of the innovative franchise experiment launched in 2004.


BREAKDOWN OF ACTIVITY
W FINANCE
€191mn
By product family
41%
35%
22%
2%
Insurance
Direct property
Real estate investment trusts
Marketable securities

AGF GENERAL AGENTS

A network of 2,400 agents who distribute life insurance and financial services products and services of the AGF Group

AGF is keen on expanding in the life insurance market through its general agents, in particular so as to help people plan for their retirement and protect their families.
General agents distribute a range of individual life insurance products articulated around multi-investment contracts such as Tellus (savings, investment and pension), an *AGF Pleine Retraite* retirement savings plan (PERP) and a range of income protection products.
In their property and casualty portfolio of over 3 million customers, fewer than 100,000 have a life insurance contract. This is therefore a prime target market. These customers include individuals, independent professionals and small and medium-sized business owners.

BREAKDOWN OF
GENERAL AGENTS
PREMIUM INCOME
€635mn
By type of product


11%
89%

Savings
Income protection

The sales policy for individual life and financial services products comes under the general framework of the distribution strategy for this network. This is based in particular on the definition for each agency of a realistic development plan with a large financial emphasis, prepared jointly by the general agent and the company.
General agents who build their plan specifically around developing business in the market for wealth management receive appropriate assistance and training.

2004 milestones

The restoration and improvement of profitability of property and casualty insurance was one of the major successes of the year for general agents. 2004 was the year in which the sales impetus was regained for individual life insurance and financial services.
In the year:
— life insurance premium income grew by nearly 9% to €635mn
— more than 15,000 pension funds (PERPs) were sold,
— consumer credit activity, up by 93%, developed strongly.
This success is the fruit of the strong mobilisation of this network. The focus is to orient the network around the life and financial services business objective of the AGF Group. Two marketing initiatives were also implemented during the last quarter of 2004:
— the first is dedicated to the marketing of the individual pension accounts (PERPs),
— the second aiming to increase savings inflows.
These actions were amongst the first measures taken by the new General Agents Marketing department, created in September 2004 with specific responsibility for the distribution strategy of this network.

Outlook

An ambitious objective, already announced by this department, is for the agent network to change the individual life business share of total general agent activity from 18% to 25% over a period of three years, whilst continuing to increase the share of unit-linked product sales in the product mix. This objective will be met through the continuation of reviews and initiatives begun in 2004.
These aim to standardise sales practices in the network, to strengthen the sales structures in the agencies to provide training and support to agents seeking to base their development on the wealth management market.


AGF
ESPACE
COURTAGE
100
ESPACE

BROKERAGE AND PARTNERSHIPS

AGF is represented in all independent distribution channels: brokers, independent financial advisors, specialist financial institutions, etc.

Brokers, Partners and Independent Financial Advisors Department was set up at the end of 2003, to improve management of the independent distribution market. It groups together all AGF entities and subsidiaries that operate in this market: Arcalis, Génération Vie, AVIP and the AGF Vie brokerage business.

It mainly covers the following distribution channels:
— brokers and independent financial advisors: market comprised of general or specialist life insurance brokers, and independent financial advisors, one of the most profitable sectors,
— financial institutions, banks (French or non-French), stock brokers, etc., with which AGF forms distribution partnerships.

PREMIUM INCOME FROM
BROKERS, PARTNERS AND INDEPENDENT FINANCIAL ADVISORS
€742mn


20%
32%
48%
Génération Vie
Life brokerage & Gaipare
Partnerships

Génération Vie, a jointly-owned subsidiary of Arcalis and Oddo & Cie, is at the core of this activity and is evidence of the strong and dynamic partnership between the two companies.
— AGF offers its private banking services for high net worth individuals to the wealth and asset management departments of the major banks, stock brokers and investment banks.

The products and services distributed by these networks comprise mainly multi-investment, multi-manager contracts. These are enhanced with several options to respond to the more and more diverse expectations of a demanding wealth management customer base. A renewed range of funeral policies is also distributed in partnership with funeral operators.

2004 milestones

2004 was devoted to optimising the organisation of this entity in order to create a coherent and effective action plan.
Staff were fully involved in the revamp of products and services and the significant improvement to service quality. Tangible results were achieved by the end of the year and profitability grew as a result of the pooling the resources of Brokerage and Life Partnerships; up to this point they had been separate.
In addition, the acquisition of AVIP from Dresdner Bank was finalised on 16 December 2004. AVIP is well known in independent financial advisory, fund management and private banking circles and should contribute significantly to growing the presence of AGF in this market.

The premium income from independent networks, excluding AVIP whose results will only be consolidated from 2005, was €742mn, up by 15.6% compared with 2003.

This growth is firstly explained by the continued development of Génération Vie, up by 29%; its market success has fully met the objectives set with Oddo & Cie when it was formed. Secondly, the brokerage activity, which had declined in 2003, revived during the second half of 2004 due to a renewal of the services offered during the year.

Outlook

The development of all sectors in which the department operates remains a key objective with, in particular, the continuation of the market success of Génération Vie, the expansion of the Courtage Gaipare range of services, the search for new partnerships and the consolidation of progress observed in 2004 in terms of the quality of management provided to partners.
In 2005 AVIP will be gradually integrated into the Group. This includes the development of business synergies identified although the most important task is to renew the product range.
This is notably the case for products to be marketed by Banque Martin Maurel. AVIP has created a jointly-owned subsidiary with this bank, called Martin Maurel Vie, which is destined to be an effective and dynamic partnership.



AGF Santé and AGF Collectives
are adapting to a changing environment
in which insurers have a key role to play.



HEALTH AND GROUP INSURANCE

INDIVIDUAL HEALTH

GROUP (AGF COLLECTIVES)

2004 PROFITABLE GROWTH AND IMPROVEMENT OF CUSTOMER SERVICE

With profitability now restored due to a deliberate policy to improve underwriting, AGF Santé Collectives focused in 2004 on the impact on these businesses, of two major government reforms during the year:

— the first, known as the *"Loi Fillon"*, is in relation to group pension business in France. The response of AGF has been the involvement of the sales network for group pension savings ("PERCO") from September 2004,

— the second, known as the *"Loi Douste-Blazy"*, concerns the reform of health insurance in France.

These two reforms are of strategic importance to the AGF group because they concern areas of the business that are likely to grow significantly in the next few years.

AGF Santé Collectives has reviewed its organisational structure by combining staff functions and distinguishing its underwriting and sales teams by business lines.

With the return to profitability and a simpler organisational structure, AGF Santé Collectives can support the projected sales development with its effective sales networks, the introduction onto the market of innovative products and the continual improvement of service delivery to customers.

INDIVIDUAL HEALTH

AGF's health insurance division is dedicated to individual healthcare and income protection coverage.

BREAKDOWN OF INDIVIDUAL HEALTH PREMIUM INCOME €510mn


17%
83%
Income protection
Healthcare

TYPES OF PRODUCTS

Healthcare cover, reimbursing policyholders for costs not covered by *Sécurité Sociale*, France's national healthcare scheme (83% of premium income).

Personal and family income protection, sold either with health insurance or separately. These lines pay an income stream or a lump sum in the event the policyholder suffers an accident or serious illness, is hospitalised for an extended period, becomes disabled or dies (17% of premium income).

There is no medical questionnaire and no increase in premium rates based on the policyholder's health history. As a result, since 1 October 2002, all policyholders benefit from elimination of the 7% tax.

THE AGF TONUS RANGE IS COMMON TO ALL THE DISTRIBUTION CHANNELS AND OFFERS:

— Three healthcare policies: Latitude Santé, Santégrale and Santé Senior;

— An accompanying income protection policy;

— Long-term care through Essentialis. This is a first for AGF Santé, until now long-term care has been covered under non-life insurance policies.




AGF
FRAIS REELS
OSPITALISATION
TIERS PAYANT
HOSPITALIER
HARMACEUTIQUE

AGF SANTÉ HAS THREE DISTRIBUTION NETWORKS:

- A salaried network composed of 360 professionals, dedicated to the sale of health insurance products.
- 2,400 general agents providing efficient coverage of all of France.
- A network of brokers

BREAKDOWN OF PREMIUM INCOME BY DISTRIBUTION NETWORK
€510mn




9%
36%
55%
General agents
Salaried network
Brokers

POLICYHOLDERS AND DISTRIBUTION CHANNELS:

AGF's portfolio is composed one half of salaried individuals and the rest of tradesmen, small business people, independent professionals, farmers and expatriates. For over 30 years AGF Santé has managed the national healthcare accounts of 170,000 non-salaried workers, or 10% of this population.
AGF Santé has decided to withdraw from this activity in 2005 to refocus on its core business of complementary healthcare insurance.
This will result in a total restructure of the health plan management business and the closure of ten regional management centres.
Current business will be transferred to RAM, an AGF partner. As RAM is a leading insurance provider for the compulsory French healthcare scheme this provides a guarantee of quality for future service delivery.

2004 milestones

Premium income for AGF Santé grew by 11.1% in comparison with 2003 to €510mn; exceeding €500mn for the first time. This increase is for the most part due to increases in premium rates. The shift of some medical cost reimbursement by the national health insurance system *(Sécurité Sociale)* to complementary insurers and the regular increase in healthcare costs requires us to raise our rates in order to maintain a balanced underwriting position, the profitability of our business and to continue the level of cover offered.

In order to address the chronic deficit of the national healthcare scheme (€12.7bn in 2004), the French government has decided on a series of measures that will come into force in 2005. These include the centralisation of medical treatment through a nominated primary-care doctor, a one-euro co-payment fee, lower-level or no reimbursement of various medicines, new descriptions of medical acts, etc. AGF Santé will accompany these measures whilst remaining vigilant as to their impact on the business of the department.

Outlook

2005 will see the following developments:
— The exit of AGF from the management of compulsory health insurance coverage for non-salaried workers and the reorganisation of the management centres.
— The French government implementation of its reform of the national healthcare system.
— Development of sales throughout all AGF networks with a major sales drive and the introduction of more effective sales tools.
— The launch of a new Sénior range in May.

AGF COLLECTIVES

AGF Collectives, with premium income of nearly €1.800bn, is a leading insurer in group insurance in France and is a key component of the AGF Group's health and life insurance operations.

In 2004 AGF Collectives extended its range of income protection and pension products and services to meet the needs of its customers by seizing the opportunities opened up by the reform of the pension system and in anticipation of the reform of the health system.

Premium income* in 2004 was €1.752bn, up by 2.0% compared with 2003, when it was €1.717bn. In 2004 income protection in France represented 41% of this total, group pensions 33%, borrower insurance 14% and the expatriate market 12%.

AGF Collectives strategy is one of sustained growth while adhering to the demands of the Group for profitability, in all market sectors where it has a presence. The recent reforms, under the *loi Fillon*, to employee retirement and saving rules, in August 2003, and the national healthcare scheme under the *loi Douste Blazy*, in August 2004, have also created new opportunities. AGF Collectives objectives are to continue improvements in the quality of customer service, its approach of differentiating between different types of distributors and partners – as a multi-market insurer – to target all types of business and offer appropriate products and services.

BREAKDOWN OF AGF COLLECTIVES' PREMIUM INCOME €1,75bn


14%
16%
24%
46%

Group distribution and income protection
Group pension
Borrower insurance
Expatriates and international

MARKET DATA

All segments combined, AGF currently has a market share of around 9% in group insurance (source FFSA).

— In personal and family income protection, BCAC (FFSA) insurance companies posted premium income of around €8bn in 2003 (direct insurance and reinsurance, excluding optional group insurance) and around €4.6bn in borrower insurance.

— In group health insurance, BCAC (FFSA) insurance companies posted premium income of €3.6bn in 2003. Complementary healthcare insurance (individual and group) continued to contribute to growth at the *Institutions de Prévoyance,* the branch of the French insurance industry devoted primarily to income protection. They posted €3.7bn of premium income in 2003.

— The group pension market represented €5.4bn in premium income in 2003 (including direct insurance and reinsurance but excluding optional group insurance). Of this total, 64% was collected by insurance companies and 36% by banks. Direct insurance inflows into unit-linked accounts represented €1.8bn.

DIRECT INSURANCE INFLOWS IN 2003 TO GROUP PENSION PLANS



* Given their nature, ASAC-FAPES contracts have been reclassified from group pension to life insurance.



2004 milestones

New products launched in 2004

— AGF supplemented ***its range of employee retirement and savings products*** with a PERCO in July 2004. ***AGF Stimeo PERCO*** is a group pension savings plan that complements the AGF Stimeo PEE that is an employee savings scheme launched in October 2002. It allows subscribers to build up a capital sum for their retirement, benefit from the assistance of their employer and relief from tax and social security charges. The advantages of this product lie in its simplicity. It allows access to a package that complies fully with the regulations, and features an employer matching rate and a ceiling for each of the four plans offered. It offers a choice of investment vehicles common to the first five years of the PEE and to the long-term PERCO, using totally transparent collective investment trusts. These trusts offer a full selection of investment products (property, sustainable development, etc.).

— For income protection and healthcare: a strategy of innovative products and services
The objective of AGF Collectives is to develop a full range of services and offer innovative products that meet the requirements of its customers. AGF Collectives has always sought to anticipate the impacts of the healthcare scheme reform and incorporated the necessary changes to its product offer from October 2004.
A major change in 2004, that means employees are now expected to shoulder more of the responsibility for their healthcare expenses, was the introduction of a total cover limit in euros, and optical and dental packs. These options express the cover according to the healthcare requirements of the policyholder (vision defect, type of prosthesis to be fitted, etc.). With healthcare products, a greater individualisation for all types of treatment and a larger assumption of responsibility by the customer is now proposed.

In addition, AGF Collectives offers all its healthcare and income protection policyholders a large number of services that facilitate their daily life.
These are:
— for healthcare policies, the services of ***AGF Santéclair***, which are available to all AGF healthcare insurance policyholders, irrespective of their level of cover (review of quotes and access to dental and optical network partners). At 1 January 2005 policyholders were able to use the third–party payment procedure in medical laboratories in 89 *départements* in France and in radiology centres in 70 *départements*. Healthcare calculation costs, updated daily, can be accessed on-line in the secure area of the www.agf.fr website, and through a dedicated and interactive telephone line accessible 24 hours a day. An information newsletter on health insurance has been produced since January 2005 with testimonials from third-party payers.
— the automatic inclusion of assistance services in income protection policies. These are provided by Mondial Assistance on behalf of ***AGF Assistance*** in partnership with SOLAREH and ***AGF Posaction®*** and include a social service support package for policyholders, including confidential access to professional advisers (psychosocial consultants, corporate consultants, etc.).

— AGF ExpaPrévoyance:
A new range of income protection products specially adapted to the requirements of French expatriates.
AGF ExpaPrévoyance is a modular product that comprises:
— 2 cover options, with one for death cover (compulsory) and one for each optional cover (excludes funeral expenses),

— exclusive cover for the death of a partner from illness or accident included in the basic cover,
— a complete range of optional covers: child annuity; spouse annuity (whole life or temporary annuity) convertible into an orphan's pension; disability; funeral expenses.

AGF ExpaPrévoyance is a group insurance policy that gives the expatriate employee's family equivalent cover to what they would receive if they were in France. This can either be with no deductible or as a complement to the health fund for French expatriates *(Caisse des Français de l'Etranger).*

Outlook

In 2005 AGF Collectives plans to:
— offer more group pension services and communicate more regularly to employee savings scheme policyholders,
— increase new business for borrower insurance by 25% for open contract policies, notably for the AGFSOLUXIS 2 policy and for policies with aggravated risks (developed in partnership with patient associations similarly to the Convention BELORGEY),
— develop the partnership with Santéclair and extend its networks of health professionals,
— accompany businesses in the management of health and income protection risks, by proposing solutions that are innovative, raise awareness and favour prevention.

The introduction from 1 January 2005 of free cover for the fixture of a dental prosthesis with a 10-year guarantee, provided it is performed by one of the 3,000 dentist partners in the Santéclair network, is an example of such an innovative quality initiative.

AGF intends to seize all opportunities for development and meet as fully as possible the expectations of its customers and partners.
Our key objectives for 2005 are to:
— continue with the development of tools for the monitoring and control of risks,
— finalise the development of tools to be supplied to intermediaries and customers,
— introduce innovative products whilst always delivering the best quality of service.




AGF Internationa

Within the Allianz Group, AGF owns and manages the subsidiaries located in the Benelux, South America, Africa and the Middle East.
In Spain, AGF shares ownership and management responsibilities with RAS.
AGF has drawn up a business plan with each of its subsidiaries, in line with the Group's overall financial objectives.



INTERNATIONAL

AGF OUTSIDE FRANCE

EUROPE
SOUTH AMERICA
MIDDLE EAST AND AFRICA
OVERSEAS DÉPARTEMENTS
AND TERRITORIES

AGF OUTSIDE FRANCE

Premium income from insurance businesses (excl. assistance and credit insurance) outside France were €4,633mn and represented a third of AGF's total insurance revenues in 2004. The net income before tax, acquisition goodwill and exceptional items was €381mn, compared to €51mn in 2003. After the finalisation of the sales of businesses in Chile, Tunisia and of life and asset management businesses in Brazil, AGF now has a balanced and rationalised collection of subsidiaries.



Europe

HIGH QUALITY TECHNICAL RESULTS

Belgium and Luxembourg

Premium income from AGF Belgium totalled €952.6mn in 2004, up 10.2% compared with 2003.

The strong recovery of life activities, both with corporate customers and with individuals, was a characteristic of AGF Belgium in 2004.

With a 10.2% increase in its premium income the company grew at a faster rate than the Belgian market.

The strategy of AGF Belgium, aimed at focusing sales effort on a single distribution channel of independent brokers is beginning to bear fruit. It was with this in mind that AGF Belgium decided to discontinue its network of salaried agents.

AGF Belgium registered important advances in individual life, particularly in capital accumulation and unit-linked products.

In property and casualty insurance premium income contracted by 5% mainly under the influence of the rate war that has affected the market for major risks, where AGF Belgium has seen a significant reduction.

The risk of the individual lines portfolio stabilised subsequent to measures to improve portfolio quality taken over the last three years and should regain its business development momentum in 2005. The technical results were very satisfactory and overheads were under control, resulting in good value creation.

AGF Belgium companies (AGF share) as a whole, contributed €26mn to the AGF Group's consolidated profit before tax.

In Luxembourg, AGF Life and EWA Life ended 2004 with very significant growth. This expansion in business is due to a partnership with the Dresdner Bank. This has enabled large inflows of funds from the German market for unit-linked products.

Netherlands

Premium income for Allianz Nederland was €1,485.5mn, down 8.8% compared with 2003. This is mainly explained by the sale of the health insurance portfolio.

Its premium income was composed 35% of life insurance and 65% of property and casualty insurance.

In life insurance (excluding health) premium income was stable at €507.1mn.

BREAKDOWN OF PREMIUM INCOME OUTSIDE FRANCE
€4,633mn


26.3%
6.9%
14.1%
20.6%
32.1%
South America
Belgium
Netherlands
Spain
Other



In 2004 the life insurance market continued to be very depressed, due to the particularly strict tax regulations and the indifferent growth in stock markets. There were hardly any impairment provisions in 2004, in contrast to the previous year. Profits also progressed due to very strict control of costs to attain a very satisfactory level.

In property and casualty insurance (excluding health), premium income fell by 1.6% to €959.3mn. This reduction is mainly as a result of the severe competition in fire insurance.

In auto lines, premium income grew by 2%, as a result of a slight increase in rates and volumes. The combined ratio has improved significantly.

The improvement in profits is not just due to the good results in fire and auto lines but also from the exceptional profit realised on the sale of the health portfolio.

Asset management businesses have continued to progress, due to the significant growth in commission rates. Funds under management increased by 11% to €3,381mn, as a result of new fund inflows and from revaluations.

The contribution from the insurance businesses of Allianz Nederland to the Group's consolidated profit before tax was €145mn, compared to €28mn in 2003.

Spain

Allianz Seguros is a major player in Spain. Held 50-50 by AGF and RAS, an Italian subsidiary of the Allianz Group, Allianz Seguros posted premium income of €1,218.3mn (AGF share) in 2004. Allianz Seguros had premium income from property and liability insurance of €854.8mn, up by 4.8%. The auto arm grew by 1.8%, individual lines grew by 8.2% and industrial risks by 13.1%. These increases largely exceed the growth in the market.

In personal insurance premium income was €363.5mn, compared to €329.4mn in 2003.

The life business, excluding pensions, posted an increase of 7.2%. Premiums for the pension arm grew by 21.9%. Individual life and group insurance products saw healthy growth.

The increase in sales of financial products through the traditional distribution networks of 5.1% was offset by the significant fall in bancassurance activity. Finally, the launch of a new pension product (the PPA) has enabled Allianz Seguros to become the leader on this market in Spain.

The contribution of the insurance businesses of Allianz Seguros to the Group's consolidated profit before tax was €163mn (AGF share), compared to €75mn in 2003.

BREAKDOWN
OF PREMIUM INCOME
EUROPE
OUTSIDE FRANCE
€3,681mn


0.7%
33.1%
25.9%
40.4%
Belgium
Netherlands
Spain
Other

South America

2004: A YEAR MARKED BY VALUE CREATION

Premium income in South America was €653.1mn and represents 14.1% of the total that AGF derives from outside France.

Argentina

In 2004 the country experienced a high rate of economic growth with a GDP increase of 12.9%[1], in an economy where inflation was contained at 4.4%. The main obstacle to the return of foreign investors to Argentina remains the difficulty in finding an agreement with the country's creditors on the settlement of its debt.
Premium income for AGF Argentina was €44.9mn in 2004, up by 10.3% compared to 2003.
In 2004 AGF Argentina continued a policy of moderate growth of its auto portfolio, based on the reputation for service provided to its brokers. The improvement in the security environment also contributed to the strengthening of operating profit, as did the absence of significant claims in the sector for business risks.
The sustained improvement of the business has enabled the AGF Group to free up some of its reserves for financial risks, set up in the aftermath of the Argentinean financial crisis.
The contribution of AGF Argentina's subsidiaries to the Group's consolidated profit before tax was €1.7mn, compared to a loss of €8.3mn in 2003.

(1) DGTPE statistics

Brazil

Brazil has succeeded in marking its difference on the international political scene, which has led it to expand its trade with other major economies such as China and India.
The industrial production index increased by 8.1% for the year, a record not equalled since 1986. The central bank has maintained its official interest rate at high levels to keep the economy from overheating. The 17.75% rate at 31 December 2004 was a record for an OECD member country.
Despite the sale of its life, pension fund and asset management businesses at the beginning of the year, Brazil is still the main AGF operation in South America, with premium income of €292.1mn.
Brasil Seguros has committed to the revamp of its sales network, confronted by the challenge of having to turn round technical losses that have occurred over several years for its auto lines. The encouraging results in recent months have enabled the company to improve its combined ratio for property and casualty insurance.
The contribution of the insurance businesses of the Brazilian operations to the Group's consolidated profit before tax was €11.5mn, compared to €3.7mn in 2003.

Chile

The Chilean subsidiary was sold in August 2004 to Liberty Mutual Inc., a US company.
The contribution of the insurance businesses of AGF Chile to the Group's consolidated profit before tax, relating to the first half of 2004, was €1.7mn.

BREAKDOWN OF PREMIUM INCOME SOUTH AMERICA
€653mn


6.9%
32.0%
4.2%
12.2%
44.7%
Argentina
Chile
Brazil
Venezuela
Colombia

Colombia

President Uribe has used the success of his economic policy and the popular support in favour of the eradication of armed rebel groups to obtain an amendment to the constitution allowing him to run again for re-election in 2006. In 2004 Colseguros completed the restructure of its distribution network, assuring a more effective sales coverage, better adapted to its main markets. The next phase is the installation of a completely new computer platform with delivery of the first modules scheduled for the first half of 2005. This will provide the company with powerful tools to improve the management of its customer relationships, strengthen controls of its operations and allow for the rationalisation of its management costs. The annual premium income was €209.0mn, up by 6.5% compared to 2003. During 2004 Colseguros continued to improve its technical result but suffered from a fall in the US dollar compared to the Colombian peso. The contribution from the insurance businesses to the Group's consolidated profit before tax was €10.0mn compared to €16.8mn in 2003.

Venezuela

The victory of President Chavez in the referendum of 15 August 2004 ended an acute political crisis that had sapped the strength of the country for more than two years. The improvement in the political climate has enabled the first signs of economic recovery to be noted. GDP growth is forecast to reach 30.1%[1] in 2004, after two years of severe recession, and inflation has been brought down below 22%[1]. The subsidiary registered €79.5mn in premium income, 70% of which came from auto lines and business risks, health insurance representing 23% of the amount of premiums written. The continuation of a selective underwriting policy and a strict control on operating costs, together with the prudent management of investments, has enabled a contribution from insurance businesses in 2004 to the AGF Group's consolidated profit of €11.0mn, up by 55% compared with 2003.

(1) DGTPE statistics

Africa and the Middle East

Africa

Consolidated premium income in AGF's African subsidiaries in 2004 was €69.3mn, with growth comparable to that in 2003. The property and casualty insurance business recorded €45.2mn in premiums and the life business €24.1mn. These business levels reflect the solid local presence and buoyancy of AGF Afrique's subsidiary companies. This is despite an environment marked by the same political uncertainties as in 2003 in relation to events in the Ivory Coast. Due to the continuing quality of underwriting results, the contribution from the insurance businesses of AGF Afrique to the Group's consolidated profit before tax in 2004 was €6.4mn.

Lebanon

2003 was marked by the introduction of compulsory auto insurance. This disrupted the whole market. In 2004 SNA resumed its growth at a more consistent rate, helped by the vigorous development of its life insurance businesses. The premium income of the SNA Group was €34mn, up by 7% (in US dollar terms) compared to 2003. In a very competitive climate, especially for property and casualty lines, SNA has also managed to maintain a very satisfying combined ratio of 100.7%, evidence of its good operating profitability.

Egypt

Owing to a much more favourable economic climate, our Egyptian subsidiaries have continued their sustained growth. These businesses earned premium income in 2004 of €19.4mn. In life insurance the subsidiary posted growth of 100% in its premium income due to the strengthening of its sales network and the sustained development of its bancassurance partnerships. This completely new company, which began operating at the end of 2001, is near to break even after just three years of business.

The property and casualty business continued to develop favourably with growth in premium income, in local currency, of nearly 18%.

Overseas départements and territories

AGF Outre-Mer maintains its position amongst the leaders in its markets with overall premium income of €175.1mn. It has consolidated its profitability with a combined ratio of 98.2% for its property and casualty businesses. It remains a major player for business risks. The business is spread over several geographical areas. AGF Outre-Mer acts through regional branch offices, which operate across multiple distribution networks in the Caribbean, the Indian Ocean, New-Caledonia and French Polynesia. 2004 was marked by the implementation of a single new regional IT system for the property and casualty insurance businesses and the reorganisation of the network in Reunion Is. Claims experience overall was satisfactory in 2004 despite the impact of natural disasters in Guadeloupe.


France

AGF is the world leader in credit insurance and assistance through its subsidiaries Euler Hermes and Mondial Assistance.





SPECIALITY BUSINESSES

CREDIT INSURANCE

ASSISTANCE AND TRAVEL INSURANCE

LEGAL PROTECTION

CREDIT INSURANCE

Credit insurance facilitates profitable business development through three services: prevention of customer risks, collection and compensation for unpaid debts.

WORLD LEADER IN CREDIT INSURANCE, WITH WORLDWIDE MARKET SHARE OF 34%

- Present in 40 countries
- 5,400 employees
- €1,848.6mn in premium income
- More than €600bn in insured transactions worldwide
- 40 million companies tracked in Euler Hermes databases

Euler Hermes world leader in credit insurance

Businesses generally grant payment credit terms to their customers.
In the event of non-payment, the lost income can have a major impact on margins and may make the business vulnerable. Credit insurance offers protection against this risk both by informing the business about the solvency of its customers and, in the event of claims, ensuring collection and compensation for unpaid debts.
Euler Hermes offers a complete range of solutions to businesses for the management of their customer accounts based on advice and prevention.
Regardless of their size, industry or geographical base, Euler Hermes is there to help their sales development, in both their domestic and export markets.

Anchored in its core business of credit insurance, Euler Hermes offers services based on an unparalleled knowledge of the market and a dynamic management of business risk.
Euler Hermes has more than 100 years experience and has grown by establishing its teams of experts throughout the world.
Through close contact with corporate risk, they have acquired the high-quality information that is indispensable in the prevention of risk. Euler Hermes has also developed one of the world's highest-quality information systems, ensuring uniform, high-quality service around the globe from decision-making to the payment of claims.
Euler Hermes holds leading positions in all its markets. It is 71.1% owned by AGF, and as part of the Allianz group, benefits from the financial strength indispensable for accompanying its customers over the long term (rated A+ by Standard & Poor's).

2004 milestones

An uncertain economic environment marked 2004. The number of bankruptcies overall has remained high and growth levels modest, particularly in Europe. In this environment Euler Hermes has continued its cautious underwriting policy that has enabled it to post strong growth in net profit to €184mn (AGF share), compared to €125mn in 2003.
The consolidated premium income of Euler Hermes increased by 3.4% to €1,848.6mn (AGF share).
This progression results from a sustained sales drive, the significant gains in new business and the increased loyalty of customers.
The attention that Euler Hermes pays to the underwriting of risks has led to a significant improvement in the claims experience.
Furthermore the measures put in place to reduce costs in recent years as well as the synergies arising from the integration of its subsidiaries contribute largely to the improvement of the cost ratio for the group.
Thanks to their rapid integration, all operating entities of Euler Hermes have actively contributed to the 48% growth in consolidated net profit.

BREAKDOWN OF 2004 PREMIUM INCOME
BY COUNTRY

6%
7%
2%
44%
10%
11%
20%

Germany
France
Italy
UK
USA
Belgium/Netherlands
Other

Outlook

The implementation of the Euler Hermes' business model in all subsidiaries, coupled with the careful policy pursued since the economic turnaround in 2001, have largely contributed to profit growth in 2004.

The group will ensure that its growth continues, especially in regions of high growth and that margins are maintained using a management strategy based on rigour. This will ensure the profitable development of its businesses by offering customers a broader variety and quality of service in the management of their client accounts.

The foundations for the sustained development of Euler Hermes are structured round the following principles:

— a diversified range of quality products that meet the needs of each of its customers,
— a selective and local management of risks,
— integrated information systems in the group,
— a strict control of costs,
— respect for quality standards.


A BUSINESS MODEL ORIENTED TOWARDS SERVICE QUALITY
The international dimension of the group, the consistency of its organisation and the direction of its expertise are all essential factors in its mission. All companies in the Euler Hermes group share the same vision of their business and offer a standard quality of service.
The quality of this service and the performance of the companies is based on three fundamental criteria:
— an unparalleled understanding of the risks, made possible by a visible global presence,
— an ability to share this know-how for the benefit of its customers by using particularly effective systems for the communication and processing of information,
— a uniform standard worldwide offering solutions tailored to the needs of businesses by being close to the customers of policyholders.

ASSISTANCE AND TRAVEL INSURANCE

In a world that is more and more mobile and demanding of services, the Mondial Assistance group accompanies its customers everywhere, 24 hours a day, both in their daily life and when they are travelling.

Mondial Assistance

The Mondial Assistance Group, 50%-owned by AGF and 50% owned by Italian insurer RAS, conducts all of the group's assistance and travel insurance operations.


PREMIUM INCOME BREAKDOWN
MONDIAL ASSISTANCE
(AGF SHARE)
€532mn
21%
4%
26%
6%
14%
9%
9%
11%
France
United Kingdom
Germany
United States
Italy
Netherlands
Spain
Other

2004 milestones

A year of solid growth

In 2004 Mondial Assistance experienced solid growth due to a policy of balancing risks internationally and across different businesses.
Its capacity for innovation and the diversification of its range of services enabled it to continue its development on all continents.
Mondial Assistance confirmed its position as global leader in 2004, notably in the management of the tsunami operations in Southeast Asia.
It was able to reinforce its positions in most countries where it has a presence under very competitive market conditions. Since the launch of its health strategy at the end of 2003, the group has become actively involved with 14 of its subsidiaries in the development of health services favouring prevention and the well being of individuals.

Mondial Assistance posted premium income in 2004 of €532.2mn (AGF share), up by 10.3% compared to 2003. This was in the context of recovery in the tourism industry and a hesitant economy. As a result of its business develoment effortsMondial Assistance has been able to develop its premium income in mature markets in both travel insurance and assistance businesses.
In emerging markets, such as Australia, growth is particularly strong.
Whilst Europe still provides a major contribution to the growth of the group, the Americas and Asia Pacific represent a continually increasing share.
The profitability of Mondial Assistance improved significantly in 2004 as a result of controls on the level of claims and a careful policy of cost control.
Consolidated profit was €15mn, up by 15.4% compared to 2003.

Outlook

Strong and sustained development

In 2005 the recovery in the organised tour market should be confirmed.
The outlook for global economic growth is still modest. With this background and its strong development capacity Mondial Assistance forecasts steady growth in its traditional businesses.
New geographic markets such as China, and health-related services, with staff deployed in 17 countries, should prove to be particularly strong.
With 7,590 employees worldwide Mondial Assistance is committed to offering its customers, partners and shareholders continually improved services in the most healthy economic, social and ecological environment possible.


MONDIAL ASSISTANCE: KEY FIGURES
– A customer assisted every three seconds
– More than 10 million customers assisted a year
– 400,000 service providers
– 240 correspondents
– 30 operations centres in 28 countries
– 7590 employees in all six continents

LEGAL PROTECTION

Protexia France offers a full range of up-to-date policies and legal protection services designed for individuals, independent professionals and businesses.

Protexia France, 41.79% held by AGF Iart, 24.21% by AGF La Lilloise and 34% by CFDP Assurances, is in charge of the AGF Group's legal protection insurance activities. Legal protection coverage provides policyholders with the legal and financial assistance necessary to resolve a dispute with a third party, either in or out of court. Should disputes go to trial, the policy covers legal fees. Legal protection insurance constitutes, both for individuals and businesses, a simple solution for the disputes in daily life and an increasingly recognised way of exercising one's legal rights.


OWNERSHIP OF
PROTEXIA FRANCE
31.12.2004


34%
24%
42%
AGF Iart
AGF La Lilloise
CFDP Assurances

2004 milestones and outlook

2004 was a year of balanced, profitable growth, following on from 2003. Premium income totalled nearly €25mn, up by 17% over 2003. Protexia France posted net profit of €3.5mn in 2004, up by 21% on the previous year.

2004 was notably marked by:

— Continued creation of new products both for AGF agents through Protexia Assurances (in particular for legal protection targeted at businesses and professionals) and through Protexia Courtage for brokers and partners (new domestic legal assistance policy, new motor vehicle legal protection policy, new professional contract).

— The strengthening of procedures and management tools which has enabled Protexia Courtage's claims and logistics departments to obtain ISO 9001. 2000 certification from BVQI in December 2004.

In an increasingly competitive market, Protexia France nevertheless has retained ambitious targets for profitability and development in 2005, whilst continuing with the upgrade of its IT system launched in 2004 and by putting emphasis on sales dynamism and synergies with the AGF Group.


BREAKDOWN OF 2004
PREMIUM INCOME
PROTEXIA FRANCE
€25mn
34%
66%
Protexia Courtage
Protexia Assurances



Other businesses include three areas of specific expertise developed by AGF:

- asset management services for the Group's insurance companies
- reinsurance
- equity shareholdings



OTHER BUSINESSES

DEPARTMENT OF INSURANCE INVESTMENTS

REINSURANCE

EQUITY SHAREHOLDINGS

DEPARTMENT OF INSURANCE INVESTMENTS

The Department of Insurance Investments helps and represents AGF Group companies in handling the asset management side of their business, which is delegated to the Group's asset management companies.

The Department of Insurance Investments is under the responsibility of the Financial Department and in 2004 pursued its role as adviser vis-à-vis General Management and the various divisions of the operating companies whilst developing closer exchanges with the asset management companies of the group.

In order to respond to the increasing demands on the Group caused by tighter timeframes for producing information, Financial Accounting has installed a new multiple-standard financial accounting system for which the parent company module was successfully implemented at the end of 2004. The French and German consolidated accounting modules will be operational in 2005 using the new system. A lot of work, in preparation for the adoption of IFRS accounting standards for the 2005 consolidated financial statements, was performed in 2004 as well as the transposition of 2004 financial statements under the new standards.

Asset/Liability Management continued to pursue its role as intermediary between the assets and liabilities of the operating companies via investment management agreements and periodic committee meetings in the management of both euro-denominated and unit-linked portfolios. It is also involved in the preparation of Finance Committee meetings.

In 2004 it continued its work in relation to the implementation of strategic hedges on interest and equities portfolios for the major companies in the Group, in an environment where financial markets continue to be uncertain.

The management control department has reinforced its role in guiding investment income by following a policy of managed realisation of capital gains in an environment of rising stock markets. Relationships with other entities of the Financial Department as well as with the various asset management companies of the Group were strengthened further in 2004.

The monitoring of commitments by issuer continues in cooperation with the Risk Management team. Under the framework of financial security laws (*Loi de Sécurité Financière* and Sarbanes-Oxley), the Department of Insurance Investments implemented an investment procedure in accordance with French and US regulations that make it possible to obtain the highest level of accuracy in published financial data.

At the beginning of 2004 the Cash Management department was brought under the responsibility of the Department of Insurance Investments. This has enabled better coordination and new synergies to be developed. It has also put in place a new system for the management of bank accounts.

2004 milestones

Trends in assets under management and allocation

Insurance company assets under management increased in 2004 compared with 2003. This was principally due to the rise in stock markets and the fall in interest rates during the year leading to a revaluation of the fixed-income portfolio.
This increase occurred both in life company assets that support euro-denominated policies and non-life company assets. Assets supporting unit-linked accounts also grew slightly in 2004, continuing the trend observed in 2003.

The allocation to equities, which has continually declined over several years, stabilised in 2004. At 31 December 2004, equities accounted for only 15.9% of the total assets, before hedges, and including equity holdings and shares in subsidiaries of the life companies, compared to 15% a year earlier (17.7% and 16.4% respectively for the non-life companies).

Allocation to fixed-income securities rose substantially in 2004 for the non-life companies to 63.3% of assets at 31 December (compared to 57.3% a year earlier). This change is mainly due to a reduction in money market exposure, which was reduced to 3.4% of non-life company assets at the end of 2004. At the same time the allocation of fixed-income securities for the life companies was maintained at a high level representing nearly 70% of assets at 31 December 2004.

Lastly, property investment exposure continued to reduce in 2004 with a new programme of sales, which led to significant capital gains.
AGF Holding carried out a large part of this programme.

Return on investments

The average return on investment equals yearly current income plus capital gains (net of provisions) realised during the year, divided by the average book value of the portfolio over the year. In 2004 it was 4.9% for the life companies and 5.5% for the non-life companies.

The rise in equities markets as well as the fall in interest rates in 2004 has brought about a significant increase in the amount of unrealised capital gains at 31 December 2004, and this despite an active policy of realising capital gains throughout the year.

ASSETS OF THE FRENCH GROUP'S
FRENCH INSURANCE COMPANIES

Unconsolidated, in market value and in €mn

Life insurance companies [1]	31/12/04	%	31/12/03	%
Fixed-income instruments	32,722	69.7	31,528	70.3
Equities [3]	7,465	15.9	6,725	15.0
Property	3,630	7.7	3,666	8.2
Absolute performance [4]	1,068	2.3	997	2.2
Money-market	2,061	4.4	1,903	4.2
Total (excl. Unit-linked)	46,946	100.0	44,819	100.0
Unit-linked	6,177		5,524	
Total (incl. Unit-linked)	**53,123**		**50,343**	
Non-life insurance companies [2]				
Fixed-income instruments	7,221	63.3	6,064	57.3
Equities [3]	2,018	17.7	1,731	16.4
Property	1,466	12.9	1,523	14.4
Absolute performance [4]	314	2.8	190	1.8
Money-market	383	3.4	1,073	10.1
Total	11,403	100.0	10,581	100.0
Grand total	**64,526**		**60,924**	

(1) AGF Vie, Arcalis, CGP2, Coparc and Génération Vie
(2) AGF Iart, AGF La Lilloise, Assurances Fédérales, Mathis, Qualis, Calypso, Protexia, La Rurale, Mondial Assistance France, Elvia Voyages and France Secours.
(3) Before hedging and including equity shareholdings and subsidiaries
(4) Convertible bonds, Diversified UCITS, Private Equity, alternative management, structured products

REINSURANCE

The role of reinsurance has changed significantly in recent years.

Since 1998, AGF has ceased to underwrite treaty reinsurance or even facultative reinsurance on the market. From time to time, AGF makes reinsurance capacity available to its subsidiaries via treaties or on a facultative basis when market conditions are more onerous than the actual underwriting risks would warrant. It is an activity that is limited by amount and in scope, being only available to companies in the AGF group. Capacity offered is generally lower than AGF's own retentions.

Cessions are now the main activity of AGF's reinsurance department. This activity is essential in the protection of capital and the managing of results. An insurance company traditionally uses reinsurance to expand its underwriting capacity and smooth its profits over time. Now it is also a question of optimising capital allocation by comparing the cost of ceding a given line with the gain obtained by economising on capital, depending on reinsurance structure, then choosing between the different structures by analysing contrasting scenarios. These scenarios could range from the most likely to the very rare catastrophe that generates a maximum loss.

Since 2002 AGF has decided to reduce the volume of its proportional cessions, preferring non-proportional cessions instead. Non-proportional treaties are more in line with market conditions and the risks underwritten.
Non-proportional treaties consist in reinsuring losses beyond a certain threshold, called the net retention. Reinsurers take on the portion of the risk in excess of the retention.
For this reason, these treaties are also called "excess of loss" treaties.
AGF uses non-proportional treaties to reinsure itself in many business segments. These include fire, automotive, liability and natural disasters.
To calculate the amount of a loss beyond which excess of loss treaties apply, all losses deriving from the same natural disaster are aggregated.

In proportional treaties, the ceding company shares all premiums and losses with the reinsurer.
AGF uses this form of reinsurance less than it did in the past. Three lines of business account for the bulk of risks still ceded on a proportional basis:
— "Large accounts", 70% of which are ceded to Allianz Global Risk under a quota-share treaty,
— Space risks, which require very large capacity,
— Natural disasters, as covered by the 1982 Act (i.e. floods, earthquakes, mudslides, etc.). For these risks, the *Caisse Centrale de Réassurance* reinsures an unlimited amount of aggregate losses in a given year that exceed a multiple of total premiums.

Reinsurance is less prevalent in life insurance than in property & casualty insurance, because statistical mortality experience is more reliable. Given the size of the Group, AGF reinsures relatively little life risk.
The selection and solvency of reinsurers is a very important issue as several reinsurance companies have been forced to stop underwriting or have experienced significant difficulties, and even the largest have had rating downgrades.
In Allianz a Reinsurance Committee has been created with responsibility for determining and updating a list of approved reinsurers for the Allianz group. The Reinsurance Committee specifies the companies that may be used over the short, medium and long term in accordance with the rating given, examines particular situations in certain markets and monitors the accumulation of risks with certain reinsurers.
AGF policy is to only use reinsurers approved by the Reinsurance Committee, whilst trying to diversify placings to avoid the consequences of economic conditions or the permanent failure of a reinsurer. It is important to note that in France, insurers are required to have available sufficient assets to represent their gross underwriting commitments and not net of reinsurance, as is the case in many other countries. Ceding companies therefore, in certain divisions require reinsurers to cover their commitments in the form of cash deposits or security. French ceding companies are therefore better protected than the majority of non-French companies against the risks of insolvency or non-payment by a reinsurer.



EQUITY SHAREHOLDINGS

ODDO et Cie

Alongside senior managers and the members of the Oddo family, AGF has been an institutional shareholder of Oddo & Cie since 1988 and holds 27% of the shares.
The two groups collaborate in two principal areas:
— advisory services and order execution for AGF Asset Management;
— new life insurance premium income from the Fipavie and Assuractif range via Génération Vie, a joint venture between Oddo (20%) and AGF (80%).

Oddo et Cie's operating environment

With the benefit of hindsight 2004 appears to have been a good year, possibly the last year of adjustment after the excesses of the 1999-2000 bull market. The major indexes have performed reasonably well even if, despite good global growth, 2004 was a turbulent year for the US dollar. 2004 was also a remarkable year with the unexpected performances of commodities and the strong rise in raw material prices.
The banking sector has also recorded some exceptional profits encouraged by the property boom and a favourable yield curve. Inflation has remained low, with short and long term interest rates at low levels, foiling all forecasts.
The bond markets also had a good year particularly for high-yield bonds.

2004 milestones

During the year Oddo made acquisitions in its two core businesses: asset management and intermediation.
In private banking, the acquisition of NFMDA from Deutsche Bank will soon be accretive as a result of savings on property lease costs and from bringing custodial services on €1bn in securities in-house. Custodial services were previously outsourced to Natexis Banque Populaire.
Oddo has also decided to strengthen its position in equities intermediation by acquiring the European equities intermediation activities of Crédit Lyonnais.
Working groups were quickly established and this enabled a target organisation structure to be defined, which was introduced at the end of the first half. The success of this business was demonstrated in the second half by a significant rise in business as well as the receipt of awards: the AGEFI 2004 Grand Prix as the best research broker for Small and Mid caps and the AQ prize for the best research broker for France.

Results

Net banking income in 2004 was up by 21%, to €164.1mn compared to €135.7mn in 2003.

The breakdown by business line is as follows:

Net banking income	2004*	2003	Variance	Variance as a %
Brokerage	70.7	60.4	10.3	+17.0
Asset management	74.9	6.1	13.8	+22.6
Own account	6.0	7.0	-1	-14.3
Corporate finance	7.2	3.0	4.2	+140.0
Other	5.3	4.2	1.1	+26.2
Total net banking income	164.1	135.7	28.4	+20.9

*Three new businesses were included in the consolidation scope for the first time in the first half of 2004. NFMDA was consolidated from 1 January 2004 and CLSE and Oddo Midcap were consolidated from 8 April 2004.

Outlook

The financial markets are watching carefully the evolution of the US double deficit, which will determine the level of the US dollar and US dollar / euro interest rate spreads.
Growth in the United States and Asia will continue to drive the overall economy. Europe and its markets should however continue to lag behind under the pressure of a more competitive dollar. A sudden revival of mergers and acquisitions at the end of 2004 and the beginning of 2005 gives hope for a more lively stock market which could not be justified by European fundamentals alone. Bond and property markets are still very high.

In this context Oddo is forecasting continued growth in its operating profits and is open to external growth opportunities in asset management.



Gecina

AGF sold its 22.3% shareholding in Gecina, on 15 March 2005 in a block trade to the Spanish property company, Metrovacesa.
The sale price was €89.75 per share payable on 30 December 2005.
This transaction is for a sale price of €1.240bn and will generate a profit on disposal of €526mn.
78% of the Group's stake in Gecina was held by AGF Vie.
This transaction is part of the active management of assets owned by the Group and enables a reduction in the property exposure of around 1.5% on favourable financial terms.
Furthermore it contributes to increasing even further the financial flexibility of AGF Vie and allows the Group to complete the main part of its capital gains realisation programme for the year by the end of March.
With a property portfolio valued at €8.8bn, mainly located in Paris and the Paris region, Gecina has become the largest property company in continental Europe.
The strong development by external growth recorded since 1997, which is reflected in the ten-fold increase in the value of its property holdings, has enabled Gecina to create a first class commercial department. It has the largest French commercial property portfolio with a value of €4.5bn.
Gecina's second department is its residential business, accounting for 43.6%, by value, of the total property portfolio. The size acquired has favoured the incorporation of new competencies with high added value such as asset management, risk management, property engineering, etc.
This broadens the role Gecina can play in property development projects, marketing and management on behalf of third parties, etc.

File No. 82-4517





OTHER TRANSVERSE FUNCTIONS

AGF INFORMATIQUE

AGF AND THE INTERNET

PROCUREMENT

ADMINISTRATIVE SERVICES

AGF INFORMATIQUE

In 2004 AGF Informatique, as part of the "Ambition 2005" programme, implemented its systems optimisation plan aimed at reducing overall IT expenditure. As a result of these initiatives for the rationalisation of costs, AGF Informatique submitted a budget for 2005 for the IT function that goes beyond the initial targets set for Ambition 2005. 2004 was also a year of change to the organisation cementing the rapprochement of IT to the businesses. An IT department was created for each of the major businesses or functions: Property and Casualty IT (from 2003), Life IT, Health and Group IT, Transverse Functions IT. AGF Informatique started to deploy a common method, known by its French acronym "MACPI" for the piloting of IT projects in the AGF Group. With a view to transparency, AGF Informatique has published its catalogue of services with the objective of describing its standard services. It formalises its commitments and provides contractual support.

AGF Informatique is heavily involved in the Law on Financial Security *(Loi de Sécurité Financière)* and Sarbanes Oxley. Analysis of its procedures has led to an improvement in our control over IT risks with initiatives to strengthen overall internal control.

AGF AND THE INTERNET

AGF's website, www.agf.fr, is the AGF Group's communication portal, helping to attract and keep prospects and both individual and corporate customers. In 2004, the site strengthened its leadership position with additional information and services, and continued to serve as a critical link between prospects and the sales networks.

Results and outlook

In 2004 the 2 million visits generated 96,000 quotes or requests for information. This growth in traffic will be boosted by the revamp of the website towards mid-2005 allowing easier and more rapid access to the website headings.

The services targeted at sales prospects were enhanced in 2004 and customer loyalty strengthened as a result of these new services:

— The 320,000 customers already subscribed may now access a further three new products in addition to the ten products and services already on-line.
— New on-line quotes for dependency and personal accident cover,
— A space for businesses offering value-added services
— A new system for the management of CVs received since April 2004.

Online marketing campaigns throughout the year significantly increased traffic on the pages devoted to the products and services the networks offer and have boosted the number of quotes received. The contents of the site's 6,500 pages are regularly updated and improved so as to facilitate access to information and contact with intermediaries.

www.agf.fr

KEY FIGURES

— 2 million visits in 2004
— 96,000 quotes and requests for information in 2004
— A conversion rate of 6% to 10%.

AGF INFORMATIQUE

As part of its sustainable development initiatives AGF Informatique has established a major philanthropy project through an agreement entered with the French organisation of Lions Clubs International. Under this agreement AGF will give nearly 5,000 of the computers that it replaces in 2004 and 2005 to humanitarian organisations.



The www.agf.fr address is also a corporate website with information on AGF, its subsidiaries and the Allianz group. Shareholders, investors, partners and potential suppliers all use it to exchange information with AGF. AGF's extranet sites, reserved for intermediaries and large account customers have also continued to be successful. The objective in 2005 is to continue the development of services to customers and prospective customers with the aim of supporting the physical networks and the creation of value.

PROCUREMENT

The Procurement division continued to rationalise, reduce costs and create value for AGF in 2004. These initiatives have enabled savings of €17mn, or 3% of operating expenses to be realised in addition to the recurrent savings already achieved in previous years. Supplier management, begun in 2003, covered more than 400 suppliers representing 70% of total purchases in 2004.
It is based on three pillars: measure and improve costs and quality, improve the control of supplier risks and involve an increasing number of these suppliers in our sustainable development initiative.
In 2004 our solid commitment to sustainable development wasevidenced by several steps taken in different areas of purchasing in the business.
The models of vehicles in our fleet are selected by taking into account the level of security, pollution emissions, fuel consumption and recyclable qualities. Our catalogue of office consumables contains more and more green-label products. All in-house magazines are printed on recycled paper.
All of our ink cartridges are refillable. In 2005, particular attention will be paid to controlling our consumption.

The objective of a project focusing on office printing is to reduce the number of printers, paper consumption and costs by more than 30%.

ADMINISTRATIVE SERVICES

The Administrative Services department has responsibility for managing property occupied (management, fitting out, renovations, maintenance), establishing and implementing the health and safety policy and supplying logistics services to customer departments (face-to-face and telephone contact, mail, printing, archives, delivery).
Throughout 2004 Administrative Services continued with its initiatives to improve the work environment of employees and partners of the Group in accordance with AGF Services 2005, its strategic plan.
— Rationalisation of space occupied, particularly in the reorganisations of different entities of the Group.
— Technology innovations: development of workflow to improve follow through, implementation of a voice recognition system with operator assistance that contributes to improving the performance of telephone service.
— Optimise activities for document circulation: mail, printed documents, archives, vehicle liaison with the Villepinte logistics platform.

Finally emphasis is obviously put on health and safety. Administrative Services has devised a practical and effective health and safety policy that covers employees on a day-to-day basis as well as in exceptional circumstances. (see sustainable development report).
Safety on the ground includes:
— Anticipating regulations that, for health issues, are becoming more complex.
— Organising training of first aid team members.
— Managing aggressive individuals who may enter the premises.
— Optimising security management with the installation of higher-level access control at the head office site.
Safety issues related to exceptional events are essentially addressed in the business continuity plan. This aims to identify and evaluate potential risks and measure the impact on businesses so as to establish avoidance and back up procedures for a major disaster whose occurrence may suddenly render a site unusable. These procedures are set out in the business continuity plan to allow for the safety of employees to be assured in an emergency situation, either by transfer to a back up site or by keeping them at their home.
Finally a study is under way to systematise the procedures in relation to remote-working positions.


Driven by a desire to be continually more transparent with its customers,
the Administrative Services department has formalised
A NEW SERVICE CONTRACT:
– with a document for each customer department,
– that details services and the terms and conditions of business
with the administrative services department
– with 150 service contracts negotiated to date in meetings
with customers

GLOSSARY

Annual Performance Review

Objective

The Annual Performance Review (APR) enables managers and employees to exchange ideas outside the context of their day-to-day interaction, so as to take stock of the past year and plan the year ahead. It is an opportunity for employees to express their point of view on the technical aspects of their job, their needs and any problems they may have encountered.

Procedure

The APR is organised around two major themes: current performance and professional development. Firstly, the employee's performance and results are evaluated on the basis of specific, measurable and verifiable facts. Secondly, technical and relational skills, as well as adaptive abilities are examined. Lastly, the manager and employee set new objectives, specifying the performance indicators to be used.

Capital increase

Procedure by which a company raises new funds. It invites investors, including existing shareholders, to subscribe to new shares at a set price.

Combined ratio

Ratio of losses net of reinsurance plus acquisition costs and administrative costs, divided by premiums earned net of reinsurance.

Commercial property & casualty lines

All property, casualty and liability insurance (fire, accident, business interruption, miscellaneous risks) purchased by corporate customers.

Credit insurance

Insures corporate policyholders against non-payment of their customer receivables.

Dividend

Portion of the company's earnings distributed to shareholders. In France, a distinction is made between the "net" dividend, the amount actually paid by the company, and the "gross" dividend, which also includes a tax credit called the avoir fiscal.

Earnings per share

Consolidated net profit divided by the number of shares in the share capital, less treasury shares

ESU (Economic and Social Unit)

So as to create employee representative bodies common to the entities that exercise AGF's principal business, an agreement dated 21 October 1998 created the "Economic and Social Unit" of the AGF Group. This unit includes the Group's insurance companies (excl. credit insurance) and the support activities these or other companies exercise. As of 24 October 2002, the ESU included AGF Iart, AGF Informatique, AGF La Lilloise, AGF Vie, Arcalis, AGF Afrique, AGF Immobilier, La Rurale, and Protexia. The ESU encompasses 14,200 employees, or 41.6% of AGF's workforce.

Global Compact

At the January 1999 global economic forum in Davos, the UN Secretary General challenged all companies to participate with the United Nations in making globalisation a more balanced phenomenon. He proposed a "Global Compact" that would make companies participants in establishing a framework of good social and environmental practices on an international level.

The principles of the Global Compact

The Secretary General asked the business world to:

Principle 1: support and respect the protection of international human rights within their sphere of influence.

Principle 2: make sure their own corporations are not complicit in human rights abuses.

Principle 3: freedom of association and the effective recognition of the right to negotiate collective bargaining agreements

Principle 4: the elimination of all forms of forced and compulsory labour.

Principle 5: the effective abolition of child labour.

Principle 6: the elimination of discrimination in respect of employment and occupation.

Principle 7: support a precautionary approach to environmental challenges.

Principle 8: undertake initiatives to promote greater environmental responsibility.

Principle 9: encourage the development and diffusion of environmentally friendly technologies.

Group insurance

Policies purchased by a company for all or some of its employees (supplementary health, retirement or family income protection).

Index

An indicator that measures and compares the performance of stocks and bonds.

Individual health insurance

Policies purchased individually to cover medical expenses, hospitalisation, eye care, dental care, radiology, visits to specialists, etc. and on an optional basis, sick leave pay and disability payments. In France and many other countries, these policies complement healthcare coverage provided under government-run basic plans.

Institut de France

Founded in 1795, the Institut de France encompasses five Academies: the Académie Française, the Académie des Inscriptions et Belles-Lettres, the Académie des Sciences, the Académie des Beaux-Arts and the Académie des Sciences Morales et Politiques.

A veritable parliament of wise men and women, its mission is to perfect the arts and the sciences and to manage the donations, bequests, and foundations for which it is responsible. The Institut de France is the oldest and most prestigious patron of the arts and sciences in France.

Life insurance

Composed of two basic categories of insurance:

- Term life insurance that pays benefits to one or more beneficiaries if the policyholder dies;
- Endowment or long-term savings policies that pay back the initial investment plus interest or a retirement annuity to the policyholder or his heirs when the policy matures.

Market capitalisation

The stock market value of a company, calculated by multiplying the market price of its shares by the number of shares in the share capital, less treasury shares.

Net book value

The net assets of the company, i.e. the total of all assets less all liabilities. This is the company's net worth. It can be calculated for a parent company (parent-only net book value) or for a group as a whole (consolidated net book value).

New business value

See "Strategic management of value".

Operating profitability

See "Strategic management of value".

Personal property & casualty lines

All property, casualty, and liability insurance (mainly automotive and comprehensive homeowner's) purchased by individuals.

Premium

The amounts paid by the policyholder to insure against risk. An important distinction is made between:

- premiums written: the total amount of premiums billed to customers during the current period;
- premiums earned: the portion of premiums written during the current period plus the portion written during a prior period which apply to risks the insurer bears during the current period.

Price-earnings ratio

Ratio of the market price of a company's shares to the earnings per share of the company.

Rating agencies

(sustainable development)

Rating agencies analyse the social and environmental behaviour of enterprises. The agencies may be independent entities, associations, bankers, investors, etc. They sell their work to investors who wish to take sustainable development criteria into account and create their own ethical investment indices.

— EIRIS (Ethical Investment Research Service): www.eiris.org and www.FTSE4Good.com

— SAM (Sustainable asset management): www.sam-group.com and www.sustainability-index.com

— VIGEO: www.vigeo.com.

Reinsurance

A contract that enables an insurer to shift risk it cannot assume on its own, either because of regulatory restrictions (lack of capital) or risk management policy. The insurance company pays a reinsurance premium to the reinsurer.

Share

A share represents partial ownership of a company and gives the holder the right to receive information, financial rights, voting rights and rights to the company's underlying assets.

Shareholders' equity

A company's total assets minus its total liabilities.

Socially responsible investing

Socially responsible investing takes into account not only financial performance criteria but also companies' ability to create lasting value. Depending on priorities and convictions, investors can invest in funds that exclude companies with objectionable activities (weapons, alcohol, tobacco) or funds that invest in companies employing the best social and environmental practices. Amy Domini, President of Domini Social Investments, sums this up by saying, "the way we invest determines the world we live in".

Solvency margin

Regulatory amount set aside in addition to underwriting reserves to cover commitments to policyholders.

Special risk insurance

Insurance policies that, because of specific characteristics of the property or persons insured, do not fit into any of the usual insurance categories.

Stakeholders

A company's stakeholders are all those people and entities who may be affected by the activities of the company. These are not only customers, employees and shareholders, but also residents and public bodies in the company's geographic location, suppliers, NGOs, etc.

Sustainable development

Launched in 1987 by the UN Brundtland Commission, this concept is based on the idea that we must "meet the needs of the current generation while protecting those of future generations". Applied to the corporate world, a company that has a sustainable development policy implicitly seeks to achieve a "triple bottom line" of economic growth, environmental protection and social well-being.

Transport insurance

Insurance that covers both transported merchandise and the means of transport (marine or aviation).

Underwriting reserves

Value of the insurer's commitments to policyholders. Underwriting reserves are booked on the liabilities side of an insurance company's balance sheet.

AN INTERVIEW WITH THE CHAIRMAN AND CEO

How would you define sustainable development?

For me, sustainable development consists in adopting and promoting, within our sphere of influence, production and consumption methods that are compatible with both a fair distribution of economic growth and preservation of our environment. In the end, sustainable development aims to give everyone access to a certain socio-economic level and to enable the world's people and their cultural wealth to flourish.

What does this mean, practically, for AGF?

Insurance plays two roles in sustainable development. Firstly, it has a stabilising influence on society, acting as a bulwark against the risks weighing on economic development or on individuals. Secondly, by instilling good practices such as prevention, insurance acts as a driving force behind change vis-à-vis policyholders and, more generally, society at large.

We strongly believe that insurance and financial services can reconcile the three demands of sustainable development: economic growth, environmental protection and fairness to society. AGF has set the following three objectives:

- encourage good practices through full awareness of risk and by offering the best solutions for reducing it and dealing with it, be it in general prevention, healthcare, protecting people's homes or protecting them while they are driving a car;
- help stabilise the economic and human turbulence affecting our policyholders after a loss event;
- as a long-term institutional investor, actively contribute to the financing of the economy.

To be successful as a stabiliser of turbulence and as a long-term investor, AGF's challenge is to minimise risk by anticipating it, isn't it?

Exactly. But AGF aims to go beyond traditional risk management. AGF's prevention initiatives extend not only to employees and policyholders, but also to its suppliers. In this way, AGF is fully in tune with the spirit of sustainable development.

What were the highlights of 2004?

To address the needs and expectations of our customers even better, we pursued our strategy of innovation in our products and services. In health insurance, for example, AGF now offers its policyholders innovative solutions via the Santéclair platform, as well as through revamped product ranges, now modular and adapted to individual needs. We are focusing our efforts on extending policyholder cover, with a ten-year guarantee on dental prostheses, for example. On the financial side, we have continued to pursue our commitment to socially-responsible investing. Adding to the investment trust AGF Valeurs

Durables, we have created a new ethical fund, AGF Aequitas, and have introduced an SRI orientation to AGF EuroActions. In sustainable development as it relates to social welfare and corporate citizenship, AGF has supported a range of initiatives in healthcare.
In addition to our relationship with the ADPS, independent associations that disseminate healthcare information, we continue to encourage research through the AGF Foundation – Institut de France, and we express our commitment through partnerships with several associations, such as the Lions Club International.

Concerning corporate governance, the Board of Directors performed the first evaluation of its activities, following the revision of internal regulations. AGF confirmed its support for the Global Compact and, as announced in our 2003 annual report, supported the proposed tenth principle against corruption. Lastly, we adopted a human rights policy.

In which areas does AGF want to make progress in 2005?

For AGF, sustainable development is an ongoing process. Since prevention is at the heart of our business, we will pursue our efforts in this direction. We will also strengthen our socially-responsible investment strategy. I can already tell you about three new AGF products and services: a new seniors policy will be rolled out in May; before the summer, three options will be introduced into group policies; and in June, we will publish the rankings of where to find the best private and public hospital care in France.

However, we are very conscious of how much more still needs to be done in sustainable development. Two challenges await us in the future: anticipate and guard against emerging risks, such as climate change; and continue to respond to the needs and expectations of society, so as to serve customers better whilst protecting the interests of all stakeholders. To meet these challenges, our Group relies on its two biggest strengths: the skills of the men and women who compose it and our ability to innovate.



Jean-Philippe Thierry
Chairman and Chief Executive Officer

AGF'S BUSINESSES ARE AT THE HEART OF SUSTAINABLE DEVELOPMENT

SUSTAINABLE DEVELOPMENT AT AGF

AGF believes that including sustainable development in its business is a source of opportunity and that conversely, ignoring it can be risky for the company.

CHALLENGES	THREATS	OPPORTUNITIES
Make AGF practices consistent with stated commitment of AGF and Allianz (WBCSD declaration and "Facing the world together" campaign)	- Devaluing AGF in the eyes of socially-responsible investors and rating agencies - Image risk	- Federate AGF employees and intermediaries around common values - Respond to the expectations of customers sensitive to sustainable development values
Anticipate changes in technological, environmental and social risks	- Out-of-control claims experience - Lack of advice - Reputation risk	- Prevent risks and alleviate consequences of disasters - Improve combined ratio
Study relationship between social and environmental criteria taken into consideration by our customers and their claims experience	- Out-of-control claims experience - Unfair mutualisation of insurance risks	- Improve combined ratio - Encourage customers to adopt good prevention practices
Be proactive and a source of solutions for stakeholders	- Legislative constraints and attacks of pressure groups	- Act as a responsible citizen





In 2004, 12 employees drawn from various Group entities volunteered to form a focus group and met once a month to identify and explore the impact of sustainable development on AGF's business activities in the year 2010.

QUESTIONS FOR A MEMBER OF THE FUTURE IMPACT FOCUS GROUP:

What were the results of your work?
First of all, a better understanding of the impact of sustainable development on AGF's activities. The focus group identified the principal threats and opportunities related to sustainable development, such as the emergence of new risks and the increased need for transparency. The internal and external experts we interviewed, separately, identified the same challenges. This enabled us to forge a common vision of AGF's various activities, in particular in identifying the Group's strengths and weaknesses vis-à-vis the sustainable development challenges that AGF must meet.

Looking beyond this understanding, did you identify measures to be taken?
We identified the initial steps to be taken in the short and medium term to meet the sustainable development expectations of individual and corporate customers. These include improvements in existing services and development of new products and services.

Is there a next phase?
A summary of the group's findings is to be distributed widely within the Group, starting with the Executive Committee, so as to ensure that the entire AGF Group embraces the challenges of sustainable development.

A SOURCE OF INNOVATION, QUALITY AND CUSTOMER SATISFACTION

In recent corporate communication campaigns in France, the AGF Group has positioned itself as a partner standing shoulder-to-shoulder with its customers. AGF intends by this to face challenges with its customers through a shared approach of responsibility and transparency.

Active risk management, prevention, innovation and quality of customer service are all integral parts of sustainable development, making it a strategic area for the Group.

"Constantly strive to serve our customers better, that is our job. To do so, we must expand our role and reinvent the customer relationship", said CEO Jean-Philippe Thierry to all AGF general agents. Two imperatives: innovate and constantly improve the quality of service rendered to customers.

Apart from customer dialogue, AGF pays particular attention to certification, another vector for achieving customer satisfaction.

AGF'S SUSTAINABLE DEVELOPMENT MILESTONES

2001: AGF formalises its commitment to sustainable development and names a Sustainable Development Officer, reporting to the General Secretariat.

2002: AGF is one of the first French companies to sign the United Nations' Global Compact.

2003: AGF encourages its suppliers to sign the Global Compact.

2004: AGF adopts a human rights policy.

CONSTANT PROGRESS, MORE OPENNESS

Bringing our stakeholders on board with our initiatives

Through ever more transparent information to customers, shareholders and employees, we provide customers, intermediaries and shareholders with a window onto AGF, its activities and services.

We are constantly adding features, both in terms of information and services, to the www.agf.fr website, which was upgraded at the end of 2003. It now links to an increasingly rich network of dedicated sites, each handling a major subject. Yet the internet is only one information channel, alongside an array of initiatives that serve as touch points with our customers, partners and shareholders.

Internally, the Sustainable Development department's intranet informs employees about our policies and initiatives in corporate social responsibility. Articles on the subject are regularly published in the Group's internal magazine, AGF Mag.

Bringing our suppliers on board with our initiatives

Since the end of 2001, our bidding procedures on contracts in excess of €100,000 (incl. VAT) have included a questionnaire on suppliers' sustainable development practices. For suppliers with contracts totalling €150,000 or more in the course of the year, the questionnaire is submitted annually. Using a rating system, we evaluate each candidate's commitment and take it into consideration, if necessary, when making our decision. Currently, 432 suppliers have been evaluated by the Procurement department. They account for 69% of the Group's purchasing volumes.

Similarly, the Procurement department has included an "Ethics and Sustainable Development" clause in the standard terms and conditions of all new contracts of more than €150,000 and in all master contracts. The clause specifies the commitments and obligations of AGF suppliers regarding social and environmental legislation. Suppliers must also report to the Procurement department, via a special questionnaire, on the steps they have taken in this direction.

Bringing our shareholders on board with our initiatives

As AGF has embraced transparency in financial communication, it is only natural that it should have an active policy of meeting shareholders, both institutional and individual, throughout the year (see "AGF and the Bourse" on page 26 of the Group Activities report for details).

As soon as it is made public, financial information is available on our website, www.agf.fr, which received critical acclaim in 2002 from the magazine *La Vie Financière* for the quality of its service to shareholders.

The Financial Communications department is in charge of disseminating financial information and managing contact with individual and institutional shareholders. During the year, the department prepares a variety of documents and makes sure they are consistent, including quarterly premium income announcements, annual and semi-annual reports, the annual shareholders' meeting, shareholders' letters and specific financial transactions. Financial Communications must ensure that shareholders receive reliable information and on an equitable basis, an important principle in the corporate ethics of the financial markets.

For more information on the Group's procurement policy, visit our website:
www.agf.fr/sustainabledevelopment



Accounting for our impact

This chapter on sustainable development covers AGF's economic, social and environmental performance. In an effort to comply with the spirit of France's New Economic Regulations Act (NRE) of 20 February 2002, it summarises the practices in effect at AGF on sustainable development topics, based on information available at the end of 2004. We have once again chosen to present our annual results as a combination of a "traditional" corporate report and a sustainable development report, because this presentation is in line with our conviction and reflects our goal to give a comprehensive view of the Group's various dimensions to the widest possible readership.

Although all main themes applicable to AGF have been addressed, some data still have not been included in the scope of consolidation at the Group level. Each quantified data item carries an indication of the exact nature of its scope. AGF's 2004 reporting is based on information provided by the various Group entities. In 2004, Allianz developed the basis of a common reporting system for all Group companies. In its present configuration, the report cannot be considered in full compliance with the Global Reporting Initiative, although it comes very close. A cross-reference table between this report and the GRI can be found at the end of this report.

For more information on reporting standards, visit our website:
www.agf.fr/sustainabledevelopment

	Stakeholder	Performance measures	Scope	2004 data	Details
ECONOMIC DIMENSION	Shareholders	- Share performance	Group	24.49%	Page 26
		- Net dividend	Group	€ 2.6	Page 27
		- Presence in sustainable development indices	Group	DJSI, FTSE4Good, ASPI	Page 50
		- Percentage of independent directors	Group	35.7% + 1 non-voting director	Page 8-12
	Customers	- Performance of AGF Valeurs Durables		8.56%	Page 27
		- Procedure for handling complaints	Group	33 cases submitted to the FFSA	Page 17
		- Number of prevention audits	France	3,692	Page 19
	Employees	- Employee training	France		Page 43
		- Percentage of female managers	France	31.3%	Page 43
		- Profit-sharing and employee savings scheme	ESU		Page 43
		- Change in compensation	France	6%	Page 43
ENVIRONMENTAL DIMENSION	Suppliers	- Number of suppliers evaluated based on sustainable development criteria	ESU	432	Page 6
		- Number of suppliers who have signed the Global Compact	ESU	145	Page 30
	Customers	- Number of environmental audits		40 in Global Brokerage	Page 19
		- "Environment-friendly" products			Page 18-19
	Society	- Water consumption	ESU	161,063 m³	Page 52
		- Paper consumption	ESU	111,231,300 sh.	Page 52
		- CO_2 emissions	ESU	10,973 tonnes	Page 52
SOCIAL DIMENSION	Employees	- Percentage of women in the workforce	France	52.2%	Page 43
		- Average number of sick days	France	3.64%	Page 43
		- Relations with employees and collective agreements			Page 38-39
	Customers	- Number of people affected by partnerships with patient associations	France	2,170,000	Page 25
		- Prevention of auto and health risks			Page 20-22
	Society	- Total number of solidarity-based initiatives	France	2,392,500	Page 47

DEMANDING BUSINESS PRACTICES

CORPORATE GOVERNANCE

Convinced that transparency is a prerequisite for a properly-functioning market, AGF has initiated active dialogue with stakeholders, through good corporate governance and ethical practices, so as to advance down the path of sustainable development.

Corporate governance in France gained prominence after the publication of the 1995 Viénot report and has expanded with the increased role played by individual shareholders and pension funds in the English-speaking world. Good corporate governance aims to organise the company in such a way as to protect the interests of shareholders through a better distribution of powers between directors and corporate officers and greater transparency of financial information.

Although the recommendations of the Viénot I and II reports and the Bouton report are not mandatory, AGF has been applying most corporate governance rules since it was privatised in 1996. It is therefore in broad compliance with the principles promoted by the European rating agencies.

According to these reports, based on listed companies in the Eurotop 300, a company's approach to corporate governance can be evaluated on four criteria:
— rights and responsibilities of shareholders and in particular the application of the one share –one vote –one dividend principle, to which AGF is committed,
— anti-takeover defences, irrelevant for AGF, which is a subsidiary of the Allianz Group,
— Board structures and operations, detailed below,
— information on corporate governance, particularly regarding executive pay (bonuses, stock options, etc.) and the transparency of financial information.

THE AGF BOARD OF DIRECTORS

It is the Board's responsibility periodically to evaluate its capacity to respond to the expectations of shareholders for whom it administers the company. To do so, it must examine its composition, organisation and method of functioning.

Composition

In keeping with the principles of good corporate governance, the composition of the Board of Directors is intended to represent all stakeholders, to be representative of its shareholders, while giving sufficient voice to independent directors.

Subsequent to the publication of the Bouton report on 23 September 2002, intended to promote "better governance of listed companies", the Group's internal regulations were revised. They now define an independent director as one who has no relation of any kind with the company, the rest of the Group, its management or a holder of more than 10% of share capital that could compromise the director's freedom of judgment.

In accordance with the report and with AMF recommendations, the Board of Directors comments each year on the independence of its directors. The Board includes representatives of the main stakeholders of the Group: three representatives of the majority shareholder, two employee representatives, elected by employees, a representative of employee shareholders and a representative of the general agents.

Based on the 15 March 2004 decision of the Board of Directors, AGF has five independent directors (35.7%) plus a non-voting member *(censeur)*. This situation reflects a balance between active corporate governance and AGF's integration into the Allianz Group.

With the exception of the employee representatives, Board members are elected by shareholders at their General Meeting. In addition, all directors must comply with the provisions of the New Economic Regulations (NRE) Act of 15 May 2001 (Act no. 2001-420), and the *loi Houillon* of 29 October 2002 (Act no. 2002-1303) concerning multiple directorships. This ensures their commitment and availability to the company. All directors, including the non-voting director, are in compliance.

Board member attendance at the five Board meetings held during 2004 averaged 97%.

THE ROLE OF THE NON-VOTING DIRECTOR

Appointed by the Board of Directors on 14 March 2003, the non-voting director attends Board meetings and is a full member of the Audit Committee. The non-voting director's job is to ensure strict compliance with the company's by-laws. As a representative of shareholders, he has a right to be informed of the management of the company.

AS OF 31 DECEMBER 2004, THE BOARD OF DIRECTORS WAS COMPOSED OF 14 DIRECTORS AND ONE NON-VOTING MEMBER

Mr Jean-Philippe Thierry,
Chairman and Chief Executive Officer

Three directors representing the majority shareholder, Allianz, elected by shareholders at their General Meeting:

Mr Mickaël Diekmann,
Vice-Chairman of the Board

Dr Diethart Breipohl
Mr Detlev Bremkamp

Five independent directors, within the meaning of the Bouton report, elected by shareholders at their General Meeting:

Mr Yves Cannac
Mr André Lévy-Lang
Mrs Béatrice Majnoni d'Intignano
Dr Hans-Dieter Kalscheuer
Mr Dominique Ferrero

A non-independent director, within the meaning of the Bouton report, elected by shareholders at their General Meeting:

Mr Antoine Jeancourt-Galignani

A representative of general agents:

Mr Hervé de Veyrac (1)

A director representing employee shareholders elected by shareholders at their General Meeting:

Mr Mariano Sorolla (2)

Two directors representing employees, elected by employees:

Mrs Anita Mac Auliffe (3)
Mr Vincent Schittulli (4)

A non-voting member:

Mr Robert Hudry

In addition, Mr Michel Albert is Honorary Chairman of AGF.

Biographies of each director along with information about their functions appear in the "Administrative Bodies" chapter of the Financial Report.
A detailed profile of the directors is available on the internet site: www.agf.fr/sustainabledevelopment.

(1) Mr Hervé de Veyrac was named director at the 25 May 2004 General Meeting of Shareholders, replacing Mr Chrisitan Brette.
(2) Mr Mariano Sorolla was appointed to a second term at the 25 May 2004 General Meeting of Shareholders.
(3) Mrs Anita Mac Auliffe was re-elected by AGF employees on 29 April 2004 to represent management-level employees.
(4) Mr Vincent Schittulli was elected by employees on 29 April 2004 to represent non-management-level employees, replacing Philippe Sablons.

Board activities

In 2004, the Board of Directors carried out an evaluation of its own activities. The analysis was performed by an independent consultancy from outside the Group, Egon Zehnder. The firm's conclusions were published in a report that was discussed at the 15 March 2004 Board meeting. At that meeting the Board approved Internal Regulations for each of its committees, specifying their functions and methods. The Board of Directors followed the conclusions of the report, progressively including various subjects related to Group businesses and the way they are managed into its purview. In a meeting with the chairmen of the Board's committees, it was concluded that the procedures implemented over the previous year were satisfactory and the recommendations for improvements made at the 25 May 2004 Board meeting had been followed.

In 2004, the main non-recurring themes handled by the Board were: several proposed acquisitions in France and proposed agreements in various domains (e.g. the acquisition of AVIP); the strategic and organisational refocusing of the health insurance business (transfer of the premiums and benefits activities of the mandatory risks business to Ram-Gamex); the reorganisation of Group AGF's business lines (P&C and Life & Financial Services); the capital increase reserved for employees; several asset sales (Entenial, Sophia, Eurofactor, AGF Belgium Bank, P&C operations in Chile, overhaul of Mondial Assistance's scope of consolidation, Belgian subsidiary Zwolsche Algemeene); and the organisation of Risk Management within Group AGF.

PRINCIPAL CONCLUSIONS OF THE EVALUATION

- Overall, the Board of Directors functions satisfactorily
- Financial information and committee work is of good quality
- Minority shareholders are treated properly
- The expertise of the various directors is high and complementary
- The information must be better summarised and contain more comparisons with the French insurance market

OTHER WORK OF THE BOARD OF DIRECTORS

- Executive Committee activities and reorganisation of the P&C and Life & Financial Services entities
- AGF's financial strength in the light of market conditions; measures adopted to protect the Group against volatility in its bond and equity portfolios
- Organisation of risk management within the AGF Group
- AGF's reinsurance policy
- Strategic and organisational refocusing of the health insurance business
- Capital increase reserved for employees
- Proposed sale of Allianz shares to employees in the context of the employee investment trust (FCPE)
- Authorise the Chairman & CEO to issue a maximum nominal amount of €500mn in deeply subordinated notes
- Rates policy in automotive insurance.

Board committees

In keeping with the principles of corporate governance and provisions of the *note d'opération* of Allianz at the time of its friendly takeover of AGF, several committees of the Board have been created: the Audit Committee, the Transactions Committee and the Compensation Committee.

The Audit Committee

The Audit Committee of AGF is chaired by Dominique Ferrero and comprises Robert Hudry (appointed by the Board on 21 September March 2004) and Detlev Bremkamp. Based on the definition of the Bouton report, independent directors account for two-thirds of the Audit Committee. It met five times in 2004 with an attendance rate of 93%.

The Audit Committee's responsibilities are as follows:

— analyse statements prior to presentation to the Board of Directors and verify the relevance of accounting methods,
— approve the Group's general audit programme,
— be consulted on the appointment or reappointment of the statutory auditors and examine their review of statements,
— examine any item that might have a major financial impact on the company,
— fulfil any special missions that might be assigned by the Board of Directors.

The Committee also examines the internal audit programme. The Audit Committee is not normally a recipient of all internal audit reports, but it may ask to interview any person, internal or external, provided that person is bound by professional secrecy, as well as the head of internal audit, who participates in Committee meetings as a permanent observer. The Chairman of the Audit Committee makes a detailed report of its work to the Board of Directors.

The Transactions Committee

The Transactions Committee is chaired by Yves Cannac and comprises Diethart Breipohl, and Hans-Dieter Kalscheuer. Based on the definition of the Bouton report, independent directors account for two-thirds of the Transactions Committee.
The committee meets to review any transaction exceeding €5mn, any acquisition or sale of a consolidated stake between AGF and Allianz or a member of the Allianz group, as well as any bond issue by Allianz, of which AGF subscribes to more than 25%. It ensures that all such transactions are respectful of the interests of minority shareholders. It also fulfils any special missions that the Board of Directors might assign to it.

The Committee interviews the management of the companies concerned, examines any fairness opinions by independent experts and interviews these experts. At the conclusion of each meeting, the Committee makes a report to the Board of Directors. The Committee must be consulted and must render an opinion before the Board of Directors may authorise any transaction.

During 2004, the Transactions Committee met three times and the attendance rate was 100%.

Report of the Audit Committee

The Committee examined the work that has been done to put AGF in compliance with France's Financial Security Act and the US's Sarbanes-Oxley Act, as well as the consequences of switching to IFRS accounting standards.
Also in 2004, the Committee turned its attention to the following special topics: follow-up on customer complaints, the asset allocation policy, sectoral comparisons with AGF's competitors and suspense accounts in the group insurance business. AGF did not ask the statutory auditors to carry out any consulting assignments. Fees paid to the statutory auditors are detailed on page 238 of the Financial Report.

Report of the Transactions Committee

In 2004, the Transactions Committee examined topics such as reinsurance agreements with Allianz related to the 2001-03 period, the coverage of AGF IART's large corporate risks by Allianz Global Risk, AGF's purchase of coverage against major catastrophic risk (Megacat) from Allianz AG, the acquisition of AVIP, the renewal of the subordinated loans granted to Allianz Marine Aviation and reviewed a summary of all loans between AGF and Allianz.

After each Committee meeting, a written report was prepared and the Chairman of the Committee reported orally to the Board of Directors at its next meeting.

The Compensation Committee

The Compensation Committee is chaired by André Levy-Lang and comprises Michael Diekmann and Béatrice Majnoni d'Intignano. Independent directors account for two-thirds of its members. Required to meet at least once per year, the Committee met 3 times in 2004 with an attendance rate of 100%.

In keeping with its internal regulations, approved by the Board of Directors on 15 March 2004, the missions of the Committee include:

— making any and all recommendations to the Board of Directors regarding the compensation and retirement benefits of the Chairman and other corporate officers, if applicable,

— making any and all recommendations to the Chairman in respect of the compensation and retirement of the members of the Executive Committee, who are not corporate officers,

— reviewing the recommendations of General Management in respect of the implementation of stock option plans authorised by shareholders at their Extraordinary General Meetings,

— fulfilling any special missions that might be assigned by the Board of Directors.

AGF's compensation system includes stock options and a variable portion of salary (bonuses) for executives. Annual bonuses are based on the results of the prior year, as a function of the individual performance of the employees concerned, provided overall performance is in keeping with AGF's objectives. Distribution is based on the degree of achievement of these objectives and must be approved by the Executive Committee.

The policy for granting options is the same for all beneficiaries, including Executive Committee members, and aims to retain employees and reward performance.

A plan is submitted each year to the Board of Directors on the same date (the Board meeting of September) in order to avoid stock prices influencing grant date. The overall volume and the exercise price are based on the market context so that potential gains do not result solely from a market low on grant date. Candidates include not only corporate officers and executives but all employees the company wishes to retain, either because of their potential (a high-potential manager) or because of their performance.

The number of optionees and the list of individual stock option recipients is reviewed and changes each year (35% turnover from 2003 to 2004). In 2004, 315 individuals were granted options, including 169 non-executive managers, and the amount of options granted totalled 1,116,600 or 0.59% of the capital. Seventy percent of these options were granted to non-members of the Executive Committee. With the exception of the Chairman, no member of the Board received stock options.

In an effort to increase the transparency of the compensation system, AGF publishes complete, detailed, executive compensation information in the financial volume of the annual report and responds to questions throughout the year.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee rendered an opinion on the variable portion of compensation to be paid to members of the Executive Committee in respect of 2003 and the procedures for payments in respect of 2004. The variable compensation of members of the Executive Committee includes an annual bonus, based half on individual qualitative criteria, and half on quantitative, Group-level EVA (Economic Value Added) and IAS objectives. In 2004, it also reviewed the stock option and stock appreciation rights schemes (a plan applicable to executives of all Allianz Group companies). Lastly, at the end of 2004, the Committee rendered an opinion on the Group's policy regarding succession planning for AGF executives.

Its recommendations gave rise to a written report and an oral presentation by the Chairman at the following Board meeting.

VALUES AND COMMITMENTS

AGF has taken the ethical initiative for several years now. We are now dedicating ourselves to strengthening this initiative with a dual focus: anticipation and real efficiency.

FUNDAMENTAL HUMAN RIGHTS

Part and parcel of sustainable development, human rights is a topic that is increasingly dear to AGF's stakeholders. AGF made an initial commitment to human rights when it signed the United Nations Global Compact in July 2002. With this act, Jean-Philippe Thierry, Chairman of AGF, not only demonstrated AGF's attachment to universal values, but he also made a commitment to Kofi Annan, the UN Secretary General, to promote this initiative in his sphere of influence.

AGF adopts a human rights policy

In December 2004, AGF adopted a human rights policy. The AGF Group recognises that even though the primary responsibility for promoting, protecting and enforcing human rights lies with governments, as a multinational company it has a responsibility to promote and guarantee the human rights enshrined in the UN's Universal Declaration of Human Rights. For this reason, AGF supports the principle of establishing standards for corporate responsibility regarding human rights, as presented by the United Nations Sub-committee for the Promotion and Protection of Human Rights.

AGF has made a commitment, in its business activities as in its sphere of influence, to ensure the protection of human rights in the workplace, to report violations thereof, both active and passive, and to promote true implementation.

In particular, AGF promises to:

- ban child or forced labour in its activities and in that of its partners and service providers;
- condemn discrimination in hiring practices and in all other aspects of its human resources management;
- prohibit all mental or physical coercion;
- not to inhibit employees' freedom of association or the collective bargaining process;
- respect legislation in force regarding working hours, compensation, training, health and safety.

Internal dissemination

AGF gives tangible meaning to its intent to promote the principles of the Global Compact internally with its employees through information in various internal Group media in respect of these principles and AGF's initiatives to meet its commitments. For example, internal audit guides now devote material to respecting the commitments of the Group in sustainable development. The sustainable development pages on the intranet transmits news on the subject and disseminates good environmental and social practices to all AGF employees in France.

External dissemination

As in the environmental realm, the direct impact of the insurance and financial services industries on human rights is limited. This said, it is through the assets AGF insures and in which it invests, as well as through its suppliers and subcontractors, that the subject of human rights has, indirectly, the greatest impact.

For this reason, AGF encourages its suppliers to subscribe to the principles of the Global Compact. At the same time, the "Ethics and Sustainable Development" clause now included in every contract reminds suppliers of their obligation to protect fundamental rights. AGF Asset Management now screens all of its investments on human rights criteria.

For more information about human rights issues, visit our website: www.agf.fr/sustainabledevelopment

Our ethical principles

The code of ethics

To make these principles operational, see to it that legal principles are applied and give examples of "good conduct", a general code of ethics is sent to the personnel of all Group subsidiaries. Attached to the contract of each new hire, the code addresses rules of behaviour aiming for the respect of laws and the widespread use of ethical practices.

Directly inspired by the Allianz code of ethics, this code is based on traditional values and fundamental principles relative to work and respect for human beings. Its objective is to prevent immoral behaviour and promote ethical behaviour on the part of employees in general.

In addition, information on internet use has been distributed and specific rules implemented so as to make employees aware of possible abuses, ensure confidentiality and provide for the respect of people, employees and customers.

AGF's values

In the Autumn of 2004, AGF adopted four corporate values: Ambition, Trust, Talent and Performance. Each of these values embodies principles of behaviour. They form a single, common and consistent language for the entire AGF Group. Employees are now encouraged to exhibit these values in their everyday activities. For more information, please turn to the chapter entitled "Social responsibilities".

For more information about AGF's Code of Ethics, visit our website:
www.agf.fr/sustainabledevelopment



TRAINING AND AWARENESS ABOUT MONEY LAUNDERING

Confronted with many forms of money laundering, the AGF Group has adopted a plan to combat them. The plan aims to strengthen the coordination and the initiatives of the divisions and business lines involved, via efficient and reliable internal procedures, as well as by raising consciousness among all employees and making them active participants in the battle.

Headed by the Group Ethics department and approved by the Executive Committee in July 2004, this plan is backed up by local plans in each of the divisions. Each entity in the Life & Financial Services division has already been following these procedures for ten years. In 2004, the Audit and Quality department took on responsibility for coordinating anti-money laundering efforts within Life & Financial Services, the division of AGF that is most exposed to it.

In early 2005, procedures to combat life-insurance-related money laundering via the General Agents and AGF Finance-Conseil networks were revised. At the same time, these networks received appropriate training.

To deal with the emerging exposure of property & casualty businesses to money laundering, our General Agents and broker-partners started implementing prevention systems and formalising procedures. This groundwork will lead to a comprehensive anti-money laundering policy in property & casualty insurance.

In April 2005, common training modules about combating money laundering will be accessible to all AGF employees via our intranet. In addition to publishing many articles on the subject in various internal magazines, AGF organised a conference on money laundering in partnership with the University of Strasbourg. Additional training programmes, focused on procedures and products, will be run for the activities and business lines most exposed to the problem.

In 2005, AGF will update and strengthen its code of ethics alongside that of Allianz. Anti-money laundering initiatives will be one of the new elements of the code.

Integrating these principles into everyday business practice

Given job requirements and the information they hold, some employees must adhere to a code of conduct specific to their situation.

For corporate insiders

For permanent or occasional "corporate insiders" AGF endeavours to follow the best practices for this ethical component of corporate governance. Since 2001, going beyond legislation in place, AGF has increased the rigour of internal procedures governing transactions in AGF shares by corporate officers, members of the Executive Committee and the General Management Committee, as well as beneficiaries of stock options. The following procedures have been put into place: during the 30 calendar days preceding the release of half-year and annual consolidated financial statements, corporate insiders may not make any personal transactions in AGF shares or in the securities of the majority-held, listed subsidiaries (Euler Hermes). Corporate insiders must report all personal transactions in these securities quarterly to AGF's Chief Ethics Officer.

In business relationships

AGF's Procurement Department and asset management companies have their own ethics code that is unique to the requirements of their professional practices. The employees of AGF Asset Management, AGF Private Equity and AGF Alternative Asset Management have received codes of ethics that are specific to their activities. At the same time, AGF feels it is important that its ethics professionals maintain an active presence in professional bodies. For this reason, AGF's Chief Ethics Officer participates in the French finance ministry's liaison committee to combat money laundering.

Monitoring adherence

AGF's network of ethics officers, created at the end of 2002, is responsible for updating ethical standards related to Group activities, ensuring that procedures conform in practice to established principles and that employees are informed thereof. They have produced an initial report on the application of the code within the Group. There were no violations of the rules reported in 2004, and AGF made 87 declarations of suspicion to Tracfin. The ethics officers made sure that employees were aware of the commitments that the French insurance industry has made regarding ethics. So that good ethical practices will come automatically for new employees, each new hire is made aware of ethical constraints. All employees have access to the Chief Ethics Officer if they wish to share a situation they believe is critical in the context of AGF's ethics principles. The ethics officers are also responsible for ensuring that the human rights policy is enforced.

Managing corporate risk

The AGF Group places particular importance on the management of risks linked to the development of its various businesses. To do this, we implemented a Risk Management Department in 2001 to monitor all types of risk. The department's mission is to improve the Group's understanding of the management of financial and operating risks. The Risk Management Department's *raison d'être* corresponds precisely to an environment where insurers are subject to ever-increasing risks (volatility of financial markets, natural or industrial disasters, terrorism, etc.). In 2004, the Risk Management department implemented new IT systems to measure and evaluate risk: RMS for natural disaster risks; Igloo to optimise reinsurance programmes; Risk Navigator for operational risks.

For more information on how AGF manages corporate risk,
turn to the chapter entitled "Risk Management", on page 36 of the "AGF Group Activities" report.

QUALITY OF SERVICE AND CUSTOMER SATISFACTION

Through closer attention to the needs and expectations of society, we provide better service to customers. Quality of service is a priority at AGF, expressed through the importance we place on certification, a factor in greater customer satisfaction.

CERTIFYING QUALITY

Certification is part of AGF's overall effort to improve the quality of service to customers. In 1996, AGF was the first French insurance company to obtain ISO 9002 certification for its life insurance administration department. Since then, the certification process has been extended to all AGF Group entities, putting us in the forefront of ISO 9001/2000 certification in the insurance industry.

We recognised very early on that better quality improved our customer relationships significantly (confirmed in customer surveys), made contact between agents and the company more efficient, boosted employee motivation and rationalised the use of resources.

TRANSPARENCY AND DIALOGUE WITH CUSTOMERS

Paying more attention to customer satisfaction

Quality of service is of great importance to AGF, and the Group is constantly striving to address the needs and expectations of its customers. To this end, AGF has founded active partnerships with patient associations to drill down on needs (type of coverage) and share the results of scientific analyses. The goal is to define the optimum level of price and risk. A creative initiative based on transparency of methods and dialogue with stakeholders, these partnerships are intended to be long-term ones, evolving in accordance with new medical discoveries. Using its expertise and experience, AGF is studying the possibility of increasing the range of serious illnesses covered by these partnerships.

A similar desire to provide the best possible response to customer expectations was behind the survey AGF conducted in October 2004, via the market research firm Ipsos, on French people's rapport with healthcare. The survey revealed a significant gap between the kind of healthcare information and quality control they expect and the information actually available. It showed that people believe they are well informed and think that skills, equipment and healthcare procedures are regularly evaluated.
In fact, only the effectiveness of drugs is measured on a regular basis. Starting in June 2005, based on the expectations expressed in this survey, AGF will offer a service providing information on healthcare quality. This service has never before been offered in France. A simple telephone call will give policyholders access to a constantly-updated ranking of the private and public hospitals providing the best healthcare in France.

For more information about quality of service at AGF, visit our website:
www.agf.fr/sustainabledevelopment

Constant dialogue with customers

In 2004, we continued to pursue initiatives aimed at improving the dialogue AGF maintains with its customers. After creating the Customer Mediation Centre, reporting to the General Secretariat, AGF took further steps in this direction. Leveraging discussions in the committee that serves as a liaison between the customer relations departments of the various AGF entities, we implemented best practices in all these departments. We also started an active dialogue with the FFSA mediator and with the heads of the CCA user offices. In 2004, 33 complaints were forwarded to the FFSA mediator. Of the 30 opinions rendered by the mediator, 13 were favourable to the AGF Group.


Information
GROUP ENTITIES
CUSTOMER RELATIONS DEPARTMENT
AGF Vie, AGF Assurances, AGF Collectives, AGF Santé, AGF Courtage, Subsidiaries, etc.
TECHNICAL DEPARTMENTS
Acknowledgement and response
Complaint
THE CUSTOMER
THE CUSTOMER MEDIATION CENTRE
receives letters addressed to the Chairman of AGF ...
... to the Chairman of Allianz, to the managing directors and to the FFSA.
Acknowledgement and response
Action

File No. 82-4517

SUSTAINABLE DEVELOPMENT
IN OUR BUSINESS LINES

RISK PREVENTION

Through active prevention, both in corporate risks and services for individuals, AGF aims to expand its business by doing more than simply managing risks and crises.



AN EXAMPLE OF RISK MANAGEMENT: EULER HERMES

To actively manage risk in its credit insurance business, Euler Hermes gathers information on all contract parameters (buyer, economic conditions, country political context) and updates them constantly. Euler Hermes' database includes more than 40 million companies. Reserved exclusively for holders of its credit insurance policies, this knowledge base is essential in evaluating risk.

As this business requires quick turnaround and local expertise, Euler Hermes has local teams dedicated to analysing and tracking risk. The entity that is closest to the source of the risk collects the information and handles the credit request.

Reducing risks within the enterprise

In the industrial risk arena, insurance alone is not enough. The objective is to control risks through a win-win relationship between the enterprise and its insurer. Risk control means reducing loss frequency through an active prevention policy and reducing the gravity of each loss through appropriate active and/or passive protection measures. First used in fire risk, this strategy has been extended to environmental risk, product quality and construction risks.

Informing customers

Industrial customers can call upon our expertise when they draw up capital investment plans or when they train their staff. AGF provides teaching documents called SPOT sheets that analyse major losses and explain what can be learnt from them.

In April 2004, the SME risks department of AGF Assurances launched a new, online service for customers of the network of agents, called *"AGF Services Entreprises"*. Accessible 24/7 and password protected, the service provides corporate customers with information to help them understand, anticipate and reduce accident risks to which companies are subject. AGF Services Entreprises also offers certain fee-based services that are not easy to find in today's market, but very important for business continuity. They include, among other things, receivables collection services, media crisis advisory services, IT data back-up services, infrared thermography, break-in detection and remote surveillance.

Risk audits

AGF Courtage relies on a history of serious non-automotive claims to gain a better understanding of the loss experience of SMEs and independent professionals. Using this tool, developed by AGF, risk managers can retrieve statistics on seriousness, frequency, causes, location and the economic sectors in which losses have occurred.

They can also drill down on the most significant aspects of the losses. This work enabled us to determine – against a background of relatively low claims

QUESTIONS FOR JEAN-PAUL FORT, RISK MANAGER AT RHODIA, CUSTOMER OF AGF COURTAGE FOR 20 YEARS

How has your partnership evolved over its 20-year existence?

We have made a lot of progress on the technical side. There is now a single system for evaluating existing risks and projects, and we have worldwide measurement and follow-up.

Most important, however, has been the change in mentality. Rather than our viewing the insurance company as the "inspector", we now work together as partners, both interested in enhancing safety and security.

In your opinion, how has this change affected Rhodia?

The prevention plan we have created with AGF and Allianz is an integral part of our safety and security programmes. We have made steady progress, and it has clearly contributed.

How do you now see the future of your relationship, particularly with regard to implementing security plans?

The risks in a long-term relationship are losing momentum and falling into a routine.
With this in mind, we have always tried to innovate so as to enrich our prevention and insurance programmes, while making sure we stay just as vigilant on basic systems. Three years ago, we rolled out the first "corporate safety plan". We are now putting it into use. Instead of focusing on protecting the assets of each industrial site, we now seek to protect an entire line of business, and in so doing, its income stream. The process begins with an analysis of the vulnerabilities of the supply chain, from suppliers right through to key customers. The plan then sets out priorities for obtaining the best risk reduction results at an acceptable cost.
It also includes steps to be taken to ensure the survival of the company following a serious accident.
We are counting on AGF and Allianz to help us carry out this programme successfully.

experience – that a growing proportion of losses results from vandalism or the malicious mischief of third parties, who may or may not be related to the company, such as former employees. These findings led us to take greater account of this type of risk when planning risk prevention and security.

AGF Global Brokerage's Technical Prevention department has received certification for the quality of its risk audits and for its protection system engineering. Its team of 45 professionals, including 34 technical specialists in various fields, develops training and information services for its customers and partners. It objective is to foster loss prevention and to limit the impact of losses. The department has also developed risk audits and has a system that classifies companies based on their impact on the environment.

At the conclusion of each field assignment, the Technical Prevention department presents an evaluation of current systems and recommends improvements in prevention and security to company managers and their intermediaries.

These audits may be conducted at any stage in the life of the contract: when originally subscribed, at renewal, or in between.

Technical Prevention specialists may step in following a major catastrophe to help the customer rebuild the damaged property or process while improving operating security. Currently, risk audits focus on serious property risks that can negatively impact the company's ability to grow or threaten its existence: fire, flooding, acts of malice.

As announced in 2003, AGF Global Brokerage now withholds liability coverage on activities that present a risk to the environment when that risk is underestimated by the customer. This aggressive policy is intended to raise policyholders' awareness about the impact of their activities on the environment and to prevent accidental pollution.

	Nbr of prevention specialists	Nbr of audits	Nbr of environmental audits
AGF ASSURANCES	3 specialists + 36 inspectors	155	11
AGF LOCAL BROKERAGE	11 specialists + 24 inspectors	2,182 including 1,448 carried out by specialists (868 for SMEs, 580 for independent professionals)	Systematic for companies classified as having an impact on the environment
AGF GLOBAL BROKERAGE	34	1,355	40


TC
Mise en

PREVENTION OF AUTOMOTIVE AND HEALTHCARE RISKS

A contract between automotive insurers and the French government finances a road safety and prevention programme. Under this contract, renewed in 2003, insurance companies contribute 0.5% of their automotive liability insurance premiums. Half of the amount collected is used by the FFSA, the French Federation of Insurance Companies. The other half finances initiatives proposed by the insurance company. To better manage this money, a road safety steering committee was created in 2004. Its mission is to implement the strategy decided by the committee, propose initiatives that federate the various parties, bring them to fruition and demonstrate their usefulness.

Automotive prevention for corporate customers

Alongside the French government's highway safety initiatives, AGF has an aggressive policy of its own.
AGF Assurances' corporate risks department is very active in training drivers insured under its group and fleet policies in safe driving behaviour. *Develter Formation et Prévention*, a training and prevention firm that works with AGF, evaluates risk, tracks accident statistics, trains drivers in both general and specific prevention topics, and undertakes communication and software development efforts. These services are tailored to each company regardless of the type of vehicles AGF insures. Develter's training initiatives raise drivers' consciousness about safety issues, and have led to a significant decline in average claims on insured fleets, ranging from 25% to 55%, depending on how long the programme has been in place.
AGF also has its own trainers. They trained more than 3,000 drivers in 124 companies in 2004.

THE "ROAD PROFESSIONALS" CAMPAIGN

More than 51,000 lorry drivers participated
4,144 became "Sign up for safety" members
7,222 drivers familiarised with the dangers of not wearing a seatbelt
1,770 vision tests performed

AGF took part, as an insurance company partner, in a road safety awareness campaign for hauliers called *"Le Tour de France des Pros de la Route"*. In each of the 53 cities and towns visited, a team of four, together with road safety officials and risk prevention managers, informed drivers about industry rules, regulations regarding employees and driving, proper use of driving data recording equipment, driving practices and drivers' rights. Drivers were asked to add their name to a declaration of principles called "Sign up for safety". They also participated in entertaining driving code tests and were made aware of the importance of wearing a seatbelt.
The "Road Professionals" also give presentations in training centres and vocational high schools and organise the *"Camions d'or"*, annual awards for those who have done the most to promote road safety.

The programme has helped save lives over the past four years; it has also reduced losses by €3mn per year.

Because good maintenance also helps reduce accidents, the Mondial Assistance policy for corporate auto fleets offers regular vehicle maintenance. In this way, vehicles are maintained more efficiently than when employees assume responsibility themselves.

Automotive prevention for individuals

Various initiatives intended for individuals were also undertaken in 2004. To contribute to the battle against drunken driving, AGF Courtage launched an awareness campaign about the dangers of driving after consuming alcohol and distributed 20,000 breathalyser tests throughout France.

Because young people have the highest accident rates, AGF put a particularly strong emphasis on training programmes for them, both before and after they obtain their driving licence. These programmes are approved by the French highway safety agency. AGF also participated in an event held on 13 November 2004 and organised around the principle that when a group of friends go out for an evening, they designate a "captain" who doesn't drink. Lastly, AGF supports the probationary driving licence through rate reductions. During their first year with a probationary licence, new drivers qualify for a 5% reduction when they buy an AGF *"Pleins Phares"* auto insurance policy for the first time. For the children of policyholders, this reduction is in addition to the existing 10% reduction already offered.

SERVICES AIMED AT IMPROVING VEHICLE MAINTENANCE

The Road Safety Steering Committee focused on two priorities:
- a free headlight check prior to the winter as part of the nationwide campaign to encourage drivers to put their lights on at all times outside cities and towns;
- reminders to policyholders whose vehicles are due for inspection, together with a 30% discount on the inspection.

Before implementing these initiatives on a national level in 2005, we decided to conduct a pilot programme. 100,000 auto insurance policyholders were selected in southwestern France for the headlights campaign and in the northern and western parts of the Paris metropolitan area for the inspection campaign.

For more information about automotive safety, visit our website:
www.agf.fr





Health insurance and income protection

The AGF Group's prevention policy is not limited to property & casualty insurance. Prevention in healthcare also leads to better coverage and lower premiums.

Innovative AGF health insurance policies cover the cost of products and services that are incompletely insured by *Sécurité Sociale*, the national healthcare plan, if it is incurred for preventive purposes. These include, for example, help in quitting smoking, third-generation oral contraceptives, fissure sealing for cavity prevention and periodontics.

THE "MICHELIN GUIDE" TO HOSPITALS, WITH STETHOSCOPES FOR STARS

If a policyholder has a problem in a geographical area with relatively few medical services, Mondial Assistance's doctors must spring into action – and take the right decision. Owing to its experience in repatriation for medical reasons, the company has had information about the quality of healthcare facilities for a long time. So it has decided to codify this information to enable doctors to take the right decision in the event of a problem in one of its areas of responsibility. In June 2004, Mondial Assistance created a guide to healthcare institutions in 108 countries. With stethoscopes instead of stars, and a range of 1 to 5, Mondial Assistance assigns ratings to 800 medical facilities.

This database is an internal tool for Mondial Assistance and will be updated and expanded. In 2005 it should include 1,000 facilities.

"FACING THE WORLD" WITH OUR CUSTOMERS

An insurance policy does not begin and end with the payment of premiums and the settlement of claims. The contractual aspects form a common base, then tailored to fit the situation, depending on the level of risk we insure. To minimise risk, our prevention teams are active throughout the life of the policy. When a loss occurs, AGF indemnifies the policyholder for his or her loss.

HELPING POLICYHOLDERS DEAL WITH THEIR LOSS

The Indemissimo platform

To improve customer service, in particular after a loss event, AGF has launched the Indemissimo platform. Operational since September 2004, the platform manages the simplest loss categories in consumer auto and home insurance for the agents associated with the platform. It makes claims management more efficient, simpler and faster. In auto insurance, for example, the use of partner networks, such as approved garages or Carglass, simplifies claims management, even while improving overall service. For home-related claims, direct payment to repair companies, remote evaluations and Mondial Assistance-approved repair companies speed claims handling and payment and ensure customer satisfaction. In the event of a loss, a telephone advisor records the claim, gives the customer a claim number and indicates the steps and measures to be taken. The service is available 24/7.

CRISIS MANAGEMENT SERVICES

Product contamination

A loss event is already a crisis for a policyholder. To avoid aggravating the situation, AGF offers crisis management solutions to its corporate policyholders. As a recent innovation, AGF includes crisis management in insurance against financial losses resulting from product contamination. The innovative aspect of this AGF Courtage policy is that it offers a corporate communications component in addition to traditional coverage. Intended for SMEs that are certified for quality and good health and safety practices, the policy includes specific prevention and crisis management training plus the immediate assistance of a communications specialist in the event of a damaging incident.

The tourism industry

Elvia has developed a crisis management solution for the tourism industry. Regardless of where a catastrophe strikes, a crisis management unit is structured so as to handle each step in the process. Prior to an incident, the unit offers rigorous training in communication techniques, trains specific teams and holds simulations. During an incident, the unit immediately sets up hotlines to inform the public, mobilises people who are on call, coordinates emergency services on site, sends medical teams, repatriates victims and organises communications with the media. After the incident the unit supervises victims' medical and psychological treatment, organises ongoing support and drafts reports for the media.

For more information on how to submit a claim, visit our website:
www.agf.fr

File No. 82-4517

SERVICES WITH ADDED SOCIAL AND ENVIRONMENTAL VALUE

To respond to the new expectations of its customers, AGF is constantly innovating in the direction of improved services and more specific coverage of risk. Rapid changes in the environment are causing in big changes in risk. As a result, differentiation opportunities are numerous and leave room for improvement in the slate of insurance products and financial services we offer to companies and consumers.

PRODUCTS AND SERVICES WITH ADDED SOCIAL VALUE

In Health insurance

With Santéclair, AGF has developed a healthcare advisory platform to orient policyholders in optical and dental matters, an area in which the mandatory, national health insurance system is particularly lacking. The system offers third-party payment to 4 million policyholders, and more importantly, estimate analysis (30,000 p.a. on average). Santéclair has a partner network of 3,000 dentists and more than 1,000 opticians, who have agreed to provide services at negotiated prices.

Covering aggravated risks

Through the expertise we have developed in high-risk individuals, we can offer solutions to individuals who have trouble finding insurance because of the serious pathologies from which they suffer.

INNOVATION IN OPTICAL AND DENTAL EXPENSES

To help customers better manage their healthcare expenditure, AGF implemented, starting on 1 October 2004, reimbursement for glasses with no deductible and without a prescription, for all policyholders over 16 years of age who use one of Santéclair's network of opticians. Reimbursement includes both *Sécurité Sociale* and complementary coverage.

On 1 January 2005, AGF became the first insurer to guarantee permanent dental prostheses for 10 years provided they are put in by one of the 3,000 dentist partners in the Santéclair network, giving tangible meaning to its commitment to lasting quality.

Firstly, in line with the Belorgey agreement (signed 19 September 2001), AGF offers AGF Soluxis, a death and disability policy for borrowers, tailored to the age and individual situation of each borrower (level 2 policies). But AGF's innovative approach has another dimension, too. To offer the best medical and technical conditions of acceptance, the AGF Medical department revises the aggravated risk rates prevailing in the market, when possible, by updating mortality studies and integrating changes in medical knowledge. Based in large part on its partnerships with patient associations, this approach enables AGF to define the optimum balance between price and risk and to offer products tailored to each case, with more equitable rates that take into account medical progress. AGF Soluxis can also be the solution for seniors (up to age 75) or for large sums (€1.5mn for an individual).

For more information about Santéclair, visit our website:
www.agf.fr/sustainabledevelopment

MONDIAL ASSISTANCE MAKES ITS SERVICES ACCESSIBLE TO THE DEAF AND HEARING IMPAIRED

In an effort to make all real-time information equally accessible to everyone, Mondial Assistance – United Kingdom has installed a new technology that allows the deaf, the hearing impaired and in general anyone using a hearing aid to connect to the company's communication network directly through their computer.

This system, called TexBox, creates a screen interface with the customer, along the lines of internet chat or the SMS model. The Mondial Assistance Operator is notified of the call by a window that opens on his or her screen.

Supplemental services

AGF Santé offers services to help travelling or hospitalised policyholders on an ongoing basis. To improve support, these coverages have been beefed up since 1 January 2005. People undergoing chemotherapy or radiation therapy benefit from services intended to improve the patient's comfort or that of the patient's family. They range from housekeeping services to someone available by telephone to offer support or an encouraging word. In coordination with his doctor, a patient can also obtain support from a psychologist upon learning of or during his illness. Lastly, in the event the patient is hospitalised for more than two days, transport by taxi is arranged and paid for.

In the event of out-patient surgery, i.e. surgical procedures performed in hospital without an overnight stay, follow-up is swift and punctual to facilitate the AGF policyholder's convalescence. After surgery, as anaesthesia makes driving impossible, the patient is brought home by taxi, which is paid for under the policy. The next day, a nurse phones the patient to ensure continuity of treatment. She organises contact with the hospital or the doctor in charge.

	ASSOCIATION FRANÇOIS AUPETIT (AFA)	FRENCH ASSOCIATION OF DIABETICS (AFD)	FNAIR AND SD'AIR (NATIONAL KIDNEY FAILURE ASSISTANCE ORGANISATIONS)
Start date	March 2001	June 2002	October 2002
Pathology	Chronic inflammatory diseases (Crohn's and haemorrhagic rectolitis)	Diabetes	Chronic kidney failure (transplants and dialysis)
Population	120,000	2,000,000	50,000
Policies specific to the pathology	Traditional income protection policies for borrowers	Borrower and specific income protection policies purchased by AFD	Borrower policies or traditional income protection policies
Number of policies subscribed*	91	1,742 (incl. contracts taken over)	63

*Since partnership inception

NEW PRODUCTS AND SERVICES EXPECTED IN 2005

To continue addressing the needs and expectations of policyholders as best as possible, AGF is planning more innovation for 2005 in complementary health insurance.

In May 2005, AGF will offer 15 new combinations of health insurance services for seniors.

In June 2005, AGF will launch a service offering constantly updated information on the quality of care in public and private hospitals throughout France. It will contain the best wards by speciality (traumatology, obstetrics, cardiac surgery, etc.), hospital locations and quality and comfort indices.

In Summer 2005, AGF will make its group policies more flexible by offering employees three options, based on age, family status and profile, in addition to the mandatory portion of the policy.



Products and Services That Meet Environmental Challenges

AGF's active oversight fosters continuity, innovation and responsiveness

In order to provide efficient scientific and technical oversight, AGF strives to stay ahead of legislative or industry decisions. It encourages key employees to take part in the following professional associations and projects:

— Companies for the Environment, where AGF is a member of the Board of Directors and where its experts participate in various working groups (global warming, risk analysis, etc.).

— National Centre for Research on Polluted Sites and Lands, where AGF chairs the Scientific Committee.

— Regarding work performed on behalf of the French Insurers Federation and the Assurpol co-reinsurance group, the Ministry of Ecology and Sustainable Development and professional bodies (MEDEF for example) seek input from AGF when legislative proposals are being discussed. Examples include the European Directive on Environmental Responsibility and the draft legislation in France on protection from technological and natural risks and reparation of damages.

Insurance covering damage to the environment

Although insurance against environmental risk is not mandatory in France, to an increasing extent, it is becoming indispensable for many companies. These products not only help pay for damages or operating losses linked to pollution at their operating site or to outside events, they also cover liability in the event they cause pollution. AGF combines specific coverage for these risks with a prevention process carried out in collaboration with customers. In this way, these new products contribute to improving corporate environmental practices.

MILEAGE-BASED AUTO INSURANCE

As part of the battle against global warming, the AGF Group offers rate reductions for policyholders who use their vehicle relatively little. These drivers are cause lower greenhouse gas emissions and are less subject to accidents. For these two reasons, the AGF Auto K policy encourages less car use. The same applies to policyholders who have two cars and subscribe to AGF Double Auto

SOCIALLY-RESPONSIBLE FINANCIAL PRODUCTS

A major aspect of AGF Asset Management's strategy, socially-responsible investing (SRI) has a strong presence in the products AGF offers.

AGF Asset Management is a committed player

AGF Asset Management has decided to play an active role in the development of socially-responsible investing. Both individual and institutional investors are increasingly demanding that asset managers take "extra-financial" criteria into account in choosing investments. This trend is taking hold, in particular, in employee savings.

AGF Asset Management's ambition is to be one of the industry's major players in sustainable development. It wants to become a standard in the industry through its initiatives concerning both the quality of the socially-responsible investment products it offers and its contribution to current thinking about socially-responsible investing.

Having put sustainable development at the heart of its business development strategy, AGF Asset Management belongs to several sustainable development task forces:

— It chairs the SRI commission of the *Association française de gestion*, the French asset management association;

— It is a member of the *Forum pour l'investissement responsable* (FIR);

— It is a founding member, with RCM, of the Enhanced Analytic Initiative (EAI);

— It is a member of the task force created in December 2004 by the AMF on corporate governance and voting rights;

— It sponsors the SRI research prize organised by the FIR.

SRI at AGF Asset Management

In contrast to ethical funds, whose approach is to exclude certain securities, AGF AM uses positive selection criteria and makes only one a priori exclusion in its SRI selection process: human rights. This exclusion is valid for all AGF AM investments. The investment universe of AGF Valeurs Durables, one of AGF AM's SRI products, comprises all the securities in the major national indices of the eurozone, (about 600 issuers). This investment universe is then reduced to 300 by crossing financial criteria (growth, valuation, etc;) with sustainable development criteria.

AGF Asset Management's SRI funds

• ***AGF Valeurs Durables*** is the investment trust that is most representative of AGF AM's expertise in socially-responsible investing.

INVESTMENT TRUST
AGF VALEURS DURABLES

	2002	2003	2004
Assets under management as of 31/12/2004 (in millions of euros)	23	72.9	172.8
Net asset value per share (rebased 100)	100	118.5	128.6

File No. 82-4517



• In 2004, ***AGF Aequitas*** joined AGF AM's range of SRI products. Its specificity is that, in the framework of SRI, it invests in companies that combine the themes of family ownership, family management and employee share ownership, all the while adhering to the principles of good corporate governance.

• Faithful to its policy of promoting socially-responsible investing, AGF AM began applying a human rights and corporate governance filter to the AGF EuroAction fund (€970mn in assets under management). AGF is thus becoming a major player in SRI management in France.

SRI at AGF Private Equity

AGF Private Equity is progressively integrating sustainable development themes in the everyday operation of its funds of funds and venture capital activities. For funds of funds, the managers of all investment vehicles potentially to be included are asked to fill out a questionnaire during the due diligence period. AGF Private Equity's concern is to find out if and to what extent the investment funds it selects consider all of the issues raised in socially-responsible investing. In venture capital, AGF Private Equity systematically asks the executives of the companies in its portfolio about their environmental, social and ethical practices.

Exercise of voting rights at Shareholders' Meetings

AGF AM considers the exercise of voting rights to be an integral part of managing an investment, and in the best interests of its clients. In the Autumn of 2003, following adoption of the Financial Security Act in August of the same year, AGF Asset Management implemented a formal procedure for voting the shares of European companies at their shareholders' meetings. AGF AM has created a Corporate Governance Committee. It examines the text of the resolutions and determines the position to be adopted.

ENFORCEMENT OF THE FINANCIAL SECURITY ACT IN 2004

– 216 votes exercised, including 40 in other countries

– 2,200 resolutions analysed

– 132 abstentions or negative votes

– 2 companies rejected

THE MANAGEMENT OF SUSTAINABLE DEVELOPMENT

ACTION AND ORGANISATIONAL PRINCIPLES

Sustainable development policy at AGF derives from interaction among AGF entities, the Allianz Group and representation in external forums of exchange. This organisation reflects the idea that sustainable development policy must be progressive and pragmatic. Our response must be commensurate with the challenge and to the extent possible, consistent with ongoing projects. Therefore, the organisation we have adopted consists of a small team reporting to the General Secretary, whose mission is to provide leadership for this policy, supported by contacts in each Group entity. In keeping with the principle of subsidiarisation, it is the responsibility of each entity to develop new initiatives.

EXECUTIVE COMMITTEE

PRESENCE IN TASK FORCES IN FRANCE
ORSE, Club Finance
SMEs and sustainable development
EPE, MEDEF, Friends of Global Compact

GENERAL SECRETARIAT

ENTITY WORK GROUPS
AGF AM sustainable development committee
Environmental reporting process
AGF international correspondents

SUSTAINABLE DEVELOPMENT COMMITTEE
Chaired by General Secretariat
1 representative by entity

PRESENCE IN ALLIANZ WORK GROUPS
Strategy team, sustainable development and emerging risks, reporting processes, internal environmental management

GLOBAL COMPACT

UNEP, WBCSD

TRANSVERSE WORK GROUPS
Sustainable development analyses and business challenges, internal communications
Sustainable development and emerging risks
Paper use, network of ethics officers

Gradual deployment

AGF has taken the ethical initiative for several years now. In signing the United Nations Global Compact in July 2002, Jean-Philippe Thierry, Chairman of AGF, demonstrated the attachment of the AGF Group to universal values, and made a commitment to promote this initiative in his sphere of influence.

We are now dedicating ourselves to strengthening this initiative with a dual focus: anticipation and real efficiency. To do so, we are pursuing three objectives:

1 - Promoting an "ethical" state of mind among employees

AGF gives tangible meaning to its intent to promote the principles of the Global Compact internally with its employees through information in various internal Group media in respect of these principles and AGF's initiatives to meet its commitments.

2- Encourage responsibility among suppliers and partners

AGF encourages its suppliers to subscribe to the principles of the Global Compact. In December 2004, of AGF's 450 principal suppliers, 145 had sent a letter in this spirit to the UN Secretary General Koffi Annan. Today the suppliers who adhere to Global Compact represent more than 49% of the Group's procurement. Details on this initiative constitute the example of good practice that AGF has put on-line on the Global Compact site (www.unglobalcompact.org).

For more information, visit our website:
www.agf.fr/sustainabledevelopment


GF

2005 OBJECTIVES

Internal communication
Launch an information campaign about sustainable development on every AGF Group website.

External communication
Continue promoting the Global Compact. The AGF Group's objective is to sign up 450 suppliers, bringing the share of procurement from signatory suppliers to 85%.

3- Integrate responsibility into our lines of business

To give substance to AGF's commitment, employees must buy into it and share common values. AGF Asset Management has put weight behind its commitment by creating a Sustainable Development Committee that brings together representatives of all asset management business lines. The committee meets once a month. A force for change, guided by the corporate strategy, it coordinates initiatives and ensures follow-up.

Several years ago, AGF Asset Management decided to introduce a social responsibility dimension into its investment decisions, convinced that in the medium term, it would be a source of performance.

In 2004, AGF Immobilier continued its environment-oriented initiatives in an effort to anticipate environmental regulation and be in compliance ahead of time:
— systematic asbestos removal,
— testing for the presence of lead-based paint,
— elimination of transformers, containing PCBs,
— plumbing inspections.

Industrial waste from construction sites is given particular attention. Buildings are examined before work begins to identify materials containing asbestos or lead. AGF Immobilier drafts and validates waste-tracking documents, which show the waste's ultimate destination. As the Purchasing division does with its suppliers, so AGF Immobilier requires all companies submitting competitive bids to fill out a sustainable development questionnaire. The results are used to determine the potential contractor's commitment to sustainable development. Similarly, a corporate ethics and sustainable development clause is included in the contract signed with the company that wins the bid.

VALUES APPROPRIATE TO THE BUSINESS

Wedded to the same philosophy that gave birth to AGF's values, AGF AM's commitment to sustainable development draws its strength from its corporate culture and its collective values, a true corporate identity:
— Make a commitment
— Strive for excellence
— Develop talent, cohesively and equitably, in the interest of all customers

LAROSE TRINTAUDON – LAROSE PERGANSON, SUSTAINABLE DEVELOPMENT IN OUR VINEYARDS

Larose Trintaudon and Larose Perganson, two vineyards acquired by AGF in 1986, have been in the forefront of implementing quality management systems for protecting the environment, ensuring employee safety and organising work responsibilities. This commitment aims to maintain the enterprise's viability over the long term, preserve the soil and prevent pollution. The policy enabled Château Larose Trintaudon to become ISO 14001 certified for all of its operations, from grape growing to customer delivery.

The vineyard made particular advances in the environmental aspects of its activities in 2003. By crossing information gathered on each plot with data from the vineyard's weather station, we were able to limit agrochemical applications, and water consumption was reduced by 12%. To deal with the various risks of pollution or fire, crisis planning has been progressively implemented.

ENVIRONMENTAL RESPONSIBILITIES

Even though the direct impact on the environment caused by financial service activities is not significant compared with other sectors of the economy, AGF pays particular attention to how it manages its building sites.

To prevent risks and remain in compliance with applicable law, AGF applies the precautionary principle in the choice of materials and techniques it uses in major projects. A safety booklet, distributed to every employee, contains extensive information, instructions and emergency responses. Moreover, several safety-oriented training programmes have been held.

Employee involvement

Since June 2002, AGF has encouraged its employees to become active participants in environmental protection. Several internal communications initiatives have familiarised them with ways to contribute to protecting the environment right in the workplace. Through examples encouraging AGF employees to cut back on paper consumption, turn off lights when they leave a room and sort waste, the campaign also presented the Administrative Services division's numerous initiatives to reduce the impact of AGF's activities on the environment. This information campaign will be continued in 2005.

AN ENVIRONMENTAL APPROACH

The Administrative Services division manages the AGF Group's physical plant. In pursuit of the objectives detailed in its strategic plan, Administrative Services continued to incorporate sustainable development into its work in 2004. Sustainable development concerns, such as the preservation of resources and the management of waste, structure the department's efforts at optimised management. In this way, all employees are made aware of its efforts.

Paper

The Procurement department proposes recycled paper and allows employees to decide whether or not to order it for internal use. To encourage them, internal communications are printed on recycled paper. Considerable thought is being devoted to finding new ways to save paper. Replacing more hard copy correspondence with e-mail is under consideration. To save paper, lighten the burden on employees and speed up administrative tasks, several electronic document management (EDM) tests are underway in the AGF Group. Although paper archiving remains a legal requirement, EDM reduces paper consumption. Moreover, it reduces the time required to handle administrative tasks by 20-50%.

PAPER CONSUMPTION

Year	Standard paper	Recycled paper
2004	104,403,300	3,480,000
2003	101,641,300	3,055,000
2002	102,592,500	800,000
2001	102,450,000	0

For more information, visit our website:
www.agf.fr/sustainabledevelopment

TYPE OF WASTE

	2004 Volume	% recycled
Paper and cardboard	11,998 m³	82
Household and kitchen waste	5,926 m³	0
Ink cartridges	11,426 U	37
Neon tubes	16,380 U	100
Batteries	1,519 kg	100

Part of the figures in this table were consolidated on the basis of actual measurements over all Parisian sites and regional sites. The other figures are estimates. The data encompass 100% of the administrative staff of the ESU.

Office furniture

In 2004, Administrative Services and Procurement changed the procedure for ordering furniture so as to prioritise the use of the existing inventory. Apart from the savings it generates, this policy reduces AGF's impact related to the manufacture of new furniture and to discarded furniture, the latter being limited to items that have reached the end of their useful life.

Waste

Concerning waste management, AGF was able to take steps towards standardising all of its sites in 2004, despite persistent local disparities. AGF is conscientious about separating the various types of waste it produces and recycling that which can be recycled. To ensure traceability over the entire treatment process, AGF requests specific destruction certificates for each type of waste handled by its service providers.

AGF is considering implementation of a centralised waste management system with an upstream selective sort. For all industrial waste (neon tubes, office equipment, batteries, etc.), the Group uses waste-tracking documents to verify waste treatment.

In 2004, AGF finalised a contract covering the collection and recycling of all IT and office equipment consumables.

Thanks to the success of the "Récupil" battery collection sites, all the major Parisian and regional sites now collect all their used batteries.

To recover paper and cardboard, Administrative Services plans gradually to make sorting procedures uniform throughout all sites to facilitate recycling.

REDUCING OUR DIRECT IMPACT ON THE ENVIRONEMENT

Since 2002, AGF has been using an environmental reporting system developed by Administrative Services. Information on energy and fluid consumption derives from service company records. The reporting tool has been implemented in the 40 "large sites" managed by Administrative Services. In 2005, the Allianz Group plans to adopt a comprehensive reporting system called STAR.

When technical installations are renovated, Administrative Services endeavours to use the most efficient, environment-friendly materials and equipment.

In 2004, a centralised command centre was implemented in the Group's head office to control certain functions, such as air conditioning, ventilation automatic plant watering, so as to offer greater comfort and better service to the building's occupants, even while optimising water and energy consumption.



IN 2005,

Administrative Services plans to renovate all electrical installations and lifts in the Group's head office. Related to the command centre set up in 2004, this work will make it possible to optimise electrical consumption even further as a function of real needs.

ANNUAL ENERGY CONSUMPTION, IN GJ
ENERGY AND FLUIDS


300,000
250,000
200,000
150,000
100,000
50,000
0
2000
2001
2002
2003
2004
Electricity
Domestic fuel
Natural gas
Geothermics
Steam
Urban heating networks
Urban cold water networks

Climate change

Insurance and financial services activities, by their nature, emit less greenhouse gases than industrial activities. Nevertheless, AGF is still a major consumer of energy. In France, most of the electricity furnished by EDF is nuclear in origin, so AGF's CO_2 energy-related emissions (80% of the ESU) represent less than 20% of the emissions of the ESU. Transport used by employees is AGF's main source of greenhouse gas emissions. Arval PHH's 2004 signature of the Global Compact reinforced its partnership with AGF. Besides the management of vehicles AGF has on long-term lease, the partnership with Arval PHH is based on reciprocal advice and sustainable development. In this context, Arval PHH proposes a selection of vehicles whose CO_2 emissions have been measured in comparison to the average of their category, enabling AGF to choose the vehicles most in phase with environmental protection.

In addition to flexibility and savings, rail travel produces one-fifth the CO_2 emissions of air transport (26.4 kg of CO_2 from the high-speed "TGV" train vs. 139.7 kg of CO_2 from a Paris-Marseille flight). For this reason, AGF strongly encourages its employees to take the train when travelling between Paris, Marseilles, Bordeaux, Nantes, Lyons, Lille, Brussels and London.

In the Paris area, the limited number of parking spaces (one for every 10 workers) induces employees to rely more on public transport.

Details of AGF's consumption are presented in the Appendices on page 54.

AGF INVESTS IN THE EUROPEAN CARBON FUND

In accordance with its sustainable development strategy, AGF has invested €10mn in the European Carbon Fund. Created at the initiative of *Caisse des dépôts et consignations*, a major French bank, the fund's role is to trade carbon dioxide (CO_2) emission allowances. In operation since 1 January 2005, this innovative exchange mechanism is intended to help reduce greenhouse gas emissions, responsible for global warming. The promoters of the fund hope ultimately to attract investments of €100 million. By investing in the European Carbon Fund, AGF plans to participate in the financing of innovative projects that reduce greenhouse gases. Through this investment, AGF has become a top-tier player in the battle against climate change.

CO_2 EMISSIONS IN 2004
TOTAL: 16,455 TONNES OF CO_2


12,3%
10,6%
0,5%
11,8%
64,7%
Electricity
Urban heating networks
Urban cold water networks
Natural gas
Transport

TRANSPORT
(Volume in millions of P-km)


120
100
80
60
40
20
0
2001
2002
2003
2004
Automotive
Rail
Air

For more information about environmental issues, visit our website:
www.agf.fr/sustainabledevelopment

CONSTANT ATTENTION TO HEALTH AND SAFETY

Health issues on our premises

For several years now, Administrative Services has been regularly monitoring wet cooling towers and water heating installations for the absence of Legionella bacteria. This has been extended to drinking water taps in our buildings, in order to take account of the latest regulations regarding physical, chemical and microbiological parameters. Monitoring procedures, including physical, chemical and microbiological analyses, have been developed for drinking water, hot water, and water for technical use and put in place at each building site. A similar plan has been devised for the internal air circulation of each building. In the event test results are unsatisfactory, corrective action is immediately taken.

Building safety and security

Administrative Services is responsible for safety and security in all of the AGF Group's building sites in France. In concertation with legal experts from the General Secretariat, an effort has been made to clarify roles and responsibilities. In liaison with the Risk Management team on site, Administrative Services performs an annual review of the risks related to its area of responsibility, primarily regarding the building sites and logistics. Preventive action is then taken to reduce these risks.

At the same time, ongoing programmes were carried out. Fire safety training was organised for employees; the safety and security manual was updated; an inventory of risk prevention plans was drawn up; short descriptions for employee use have been drafted; site access rules have been revised and harmonised.

THE BUSINESS CONTINUITY PLAN

In 2004, Administrative Services directed a major project intended to enable the Group to recover quickly from a business interruption or other catastrophic event. In the event a building is suddenly out of commission, the Business Continuity Plan is invoked to transfer the activity to another site, according to a previously determined scheme. In this case, the most critical activities are restarted first. Operations are brought up to speed with reduced staff and as specified in the safety procedures.

TRAINING IN LIFTING AND CARRYING

Having noted the frequent reports of back problems from mailroom and printed forms department employees, Administrative Services and Human Resources have instituted training in good habits and posture when handling heavy objects.

Indeed, repeated bad habits, even little ones, can cause muscle and skeletal problems. This training will be extended in 2005 to shuttle drivers and mailroom workers.



SOCIAL RESPONSIBILITIES

AGF values:
Performance, Ambition,
Trust and Talent

PERFORMANCE
VALUE CREATION
> Attract customers
> Concentrate on the essential
> Develop our culture of profitability



TALENT
DEVELOPING KNOW-HOW ON A DAILY BASIS
> Encourage skills sharing
> Anticipate change
> Promote expertise

AMBITION
A STRONG DESIRE TO SUCCEED
> Show enthusiasm
> Aspire to excellence
> Act with determination



TRUST
BELIEVING IN THE COMPANY
> Foster transparency
> Shoulder our responsibilities
> Adopt a long-term view

A SET OF VALUES, A FEDERATING TRADEMARK

In the Autumn of 2004, AGF adopted a new set of values: Ambition, Trust, Talent and Performance. These concepts are intended to form a single, coherent approach, applicable to the entire AGF Group. Henceforth, every employee will be asked to apply these values on a daily basis.

In perfect harmony with the Allianz Group's "leadership values", AGF's values do not replace those of Allianz, but complement them. They express several virtues, associate AGF's identity with its ethical principles, address both collective and individual principles, and place AGF in a real-life context, ready to face the future.

Disseminate the AGF culture through managers

AGF's human resources policy was launched in 2002, and rolled out and implemented in 2003. In 2004, the Human Resources department focused on communicating with managers, so as to make them the in-house "champions" for HR policy, strategy and the Group's new values.

In career management and skills development, managers are key players in the changes the Group has undertaken. Through their support and personal investment, they can bring about changes in behaviour and in the corporate culture, aligning them with AGF's new values.

To help managers do this on an ongoing basis, AGF has launched a new trademark: "Manager Mindset". This is part of a more comprehensive effort to create an employer identity to differentiate AGF from its peers. The "Manager Mindset" trademark is intended to generate publicity for AGF and its human resources department, both internally and externally and highlight the responsibility it assumes vis-à-vis its employees, both current and future. This trademark will be developed and deployed in 2005.

THE OBJECTIVES OF "MANAGER MINDSET"

– Federate all AGF managers around a single corporate culture by harmonising work methods in particular;
– Facilitate access to information necessary for managing a team on a daily basis;
– Foster exchange between managers to cultivate best practices;
– Ensure the continued development of managerial skills through appropriate training

For more information about "Manager Mindset", visit our website:
www.agf.fr/sustainabledevelopment



How AGF's values apply to its managers

Ambition, Trust, Talent, Performance: **AGF values**

MANAGERIAL VALUES
– Harmonise strategy and communication
– Promote a high-performance culture
– Develop our employees' skills
– Encourage mutual confidence, which engenders feedback

HR POLICY
– Recruiting
– Integration
– Training
– Mobility & career development
– Evaluation
– Compensation

AGF values: Ambition, Trust, Talent, Performance

> AN AGF MANAGER:

– Knows and shares the Group's strategy
– Motivates his or her team members and develops their performance
– Steers the business and creates performance
– Is convincing as a manager

The next step: disseminating the Leadership Values of the Allianz Group

In 2003, Allianz launched a wide-ranging plan to instil a common corporate culture in its various subsidiaries. Leveraging the values it has in common with AGF's human resources policy, this initiative aims to foster leadership behaviour and build a corporate culture leading to better operational performance.

We continued and expanded the process in 2004. At the end of 2003, AGF's senior managers participated in a survey to determine the extent to which priority initiatives were being implemented. The survey identified the strengths and weaknesses of each subsidiary and led to an action plan implemented in early 2004.

The survey was conducted again in 2004 and showed the changes that had occurred since 2003. The first change we noticed was a dramatic increase in participation. It was 82% in France, up 14 points and 88% at the subsidiaries, up 15 points. As a result of our management-for-managers programmes, the "develop our employees" indicator rose by 11 points. On the other hand, the survey showed more mixed results for the "focus on customers" aspect. Consequently we have decided to focus on this issue in our 2005 "leadership values" campaign.

Making employees direct participants in the Group's success

Ongoing internal dialogue

In keeping with its tradition, AGF maintained a constructive internal dialogue with employee representatives in 2004. As a result there is a regular exchange of ideas during official and unofficial meetings. The Joint-Employee Management Committee (CEC) met 21 times in 2004.

Elections were held in 2004 for employee representatives and for Board members representing employees. The terms of members of the local works councils and other employee representatives (the *délégués du personnel*) were renewed at the same time in all companies that belong to the Economic and Social Unit (ESU), for a period of two years. The average voter participation rate was approximately 67%. The terms of the two members of the Board who represent employees – one for management-level employees and one for non-management level employees – were also renewed, for four years. They represent employees in all ESU companies plus their direct and indirect subsidiaries. Voter participation was 40%. Lastly, at their 2004 annual meeting, shareholders named a Board member to represent employee shareholders, also for a period of four years. The vote followed a proposal from employee shareholders, via the supervisory boards of the employee investment trusts.

THE ALLIANZ GROUP'S LEADERSHIP VALUES

Harmonise strategy and communication:
The Group has built a consistent corporate strategy. One of the principal responsibilities of its leaders is to communicate this strategy to all stakeholders.

Promote a high performance culture:
Together, we set objectives that are clear and in phase with our strategy. We inform and prepare our employees with the intention of encouraging and compensating them for exceptional performance.

Put the customer first:
We develop and cultivate close relationships with customers and aim for profitable growth, which in turn enhances shareholder value. To accomplish this, we must achieve excellence in all our products, operations, processes and in our professional behaviour.

Develop our employees' personal and professional skills:
We invest in our employees. We select and develop potential and apply high standards. We place value on diversity and foster a culture that respects, defends, and exploits differences in origin and outlook. By being open, we create career opportunities, basing our actions on each individual's achievements and potential. We strive to be a company people want to work for.

Encourage mutual confidence and feedback:
We have built our success on mutual confidence, equality, integrity and clear, open communication. We encourage our employees to innovate, identify opportunities within the enterprise, share their knowledge and ideas and express themselves in a constructive manner.

For the third consecutive year, we asked a specialised, independent agency to carry out an employee survey that would give AGF a better understanding of employees' expectations and their view of their work environment. Nearly 35% of the employees who received the questionnaire responded. This response rate was sufficient for evaluating the opinion of AGF employees as a group and is comparable with that obtained by other CAC 40 companies.

The results of the 2004 survey were similar to those of other large service companies comparable to AGF. Eighty-five percent of the employees who participated in it found it useful. Younger employees and those who have been with the Group only a short time were the most committed to the process while the participation of more senior employees declined in relative terms.

The results reflected a certain gloominess, representative of the somewhat destabilising events that took place during the year. To adapt to economic conditions and new market constraints, AGF undertook a fundamental, structural transformation. This required restraint, both in human resources and in the budget, so as to regain stability, profitability and growth. As a result, the "satisfaction/effectiveness potential" index returned to its 2002 values after having improved significantly in 2003. This index measures to what extent the company is a well-structured organisation, in which employees know what is expected of them and have the resources available to accomplish it.

The motivation and confidence indices followed the same trend, even though the resources and working conditions indicators remained excellent.

Conscious of the importance of employee well-being and a positive company environment, AGF is mobilising its executives and will build on these results to propose a plan to improve employee well-being.

Giving employees a stake in AGF's results

Agreements signed on 3 December and 17 June 2003 extended the existing terms for distribution of collective performance bonuses *("intéressement")* and profit sharing for an additional three fiscal years, i.e. through 2005. They provide for bonuses tied to increases in premium income, productivity and consolidated net profit. In 2004, profit-sharing distributions to employees totalled more than 2.7 million euros. Distributions under the collective performance bonus agreement totalled 19.2 million euros.

AGF INNOVATION

The AGF Innovation prize was launched in 2004 to allow all employees to propose new ideas applicable to any aspect of the Group's business activities. It is a way for our Group to progress by using one of our most valuable assets: our human capital.

Our objective is to consider innovation from a variety of angles and enliven the event by choosing a different theme each year. In 2004, the theme was simplicity. The five most innovative projects were rewarded and will be implemented in the Group. First prize went to Mathieu Delaunay (Paris) for his proposed way to increase the number of AGF products held by a given customer.

For several years now, AGF has encouraged employees to subscribe to AGF shares. During the summer of 2004, Group AGF employees in France had the opportunity to acquire shares at preferential terms, namely a 20% discount below the average price over the reference period. Devoting approximately €31mn to the purchase of AGF shares, 3,200 employees took advantage of the offer. At the close of the subscription period, employees held 2.7% of outstanding AGF shares, as opposed to 2.3% at the end of 2003.

DEVELOPING AGF'S HUMAN RESOURCES ON A DAY-TO-DAY BASIS

Restrictions on hiring

In 2004, AGF hired 925 new employees, including 654 salespeople. Administrative hires were limited, reflecting AGF's efforts to control the total size of the workforce while taking a more active stance on career management through internal job rotation, thereby optimising external recruiting. In addition, AGF took on 77 young people under apprenticeship and work-study programmes. The Group also welcomed 515 university students under internship programmes.

Although recruitment from France's most prestigious engineering and management schools declined, relationships with these schools were maintained, through our continued participation in the various forums and other events they organised. One of our primary objectives is to explain how diverse the insurance and financial services businesses are. The popularity of these two sectors is relatively low, and students tend to think they are unattractive. To counter this impression, AGF proposes numerous assignments.

For more information employee-management dialogue at AGF, visit our website:
www.agf.fr/sustainabledevelopment

THE MANAGEMENT TRAINING PROGRAMME

In 2004, AGF decided to hold constant the number of new hires for its management training programme. This programme attracts young graduates from the French "ivy league" and enables them to advance quickly to positions of responsibility, either in a technical field (e.g. financial, actuarial) or in a transverse function (e.g. communication, marketing).

Even though the AGF FinanceConseil network was reorganised during the first half of the year, we continued to hire a high number of new salespeople. The relaunch of the sales organisation made it possible to step up hiring. Through a campaign called "4*66", we hired four new team members in each of the 66 new sales offices during the last four months of the year. Fresh from the success of this campaign, we will extend and intensify the initiative in 2005, with a target of 750 new hires, or more than 70 per month. Similarly, the AGF Santé network hired 98 salespeople. The 2005 objective, 85 new hires, is ambitious, and the recruitment process has been improved. Special emphasis will be placed on the interview stage.

Offering everyone the opportunity to improve skills

Profitable growth, AGF's chosen path, requires Group training capabilities fully consistent with this strategy. For this reason, we encourage employee development through proper training and careful monitoring of their progress. The size of the 2004 training budget, 4.6% of the total payroll, indicates the importance AGF places on the development of employee skills. In 2004, 10,149 employees attended at least one training programme, and the number of total training days exceeded 83,000.

The Group's training managers play the principal role in this strategy. They will have an even greater advisory role in 2005, because a company-wide agreement is to be signed in accordance with the new law, voted in the second quarter of 2004, regarding training throughout the employee's professional life.

"BECOME AN AGF ACCOUNTANT"

Anticipating changes in its business lines, AGF has decided to develop the skills of its accountants. Through a partnership between Group HR, AGF and Opcassur, we have implemented a programme enabling employees in accounting departments to obtain a two-year degree in "Accounting and Organisational Management". In 2004, four employees took advantage of this programme.

In 2005, the programme will be expanded to employees who would like to become accountants but who have no degree in the field, either at the university or secondary level. Another objective of the programme is to foster mobility and development of the Group's human resources.

New hires in the AGF FinanceConseil network follow an intensive training programme in the sale of financial products in line with the network's strategy of instilling a strong financial culture. The reorganisation led more than 200 salespeople to take on new responsibilities, after having taken part in an intensive training programme. This programme will be renewed in 2005. The salespeople also have the option of taking a five-year training programme leading to certified financial planner (CFP) status.

Management training

In 2004, we continued to develop managerial skills and harmonise working methods and priorities, in particular via the following programmes:

— AGF Management teaches how to deploy the best managerial practices, provides tools that can be made rapidly operational and contributes to building a common culture and language so as to make the Group more fluid and efficient.

— Personalised programmes for managers offer specific training in developing their ability to manage their teams and their activities.

— AGF high-level management training is intended for managers identified as having significant potential and who are likely to take on broadened responsibilities.

AGF MANAGEMENT

AGF offers its managers a training programme intended to encourage them to contemplate how to motivate their team members towards attaining clear targets, how to adapt their management style and how to develop their managerial skills. In 2004, 1,300 managers took part in the training and 70% of them say they have used the methods presented to them during the training.

In 2004, Human Resources launched a training seminar for executives called "AGF Management for Executives". Tailored to their managerial level, and condensed into a very short time period, the programme was intended above all to transmit the same methods as the other mangers received in the "AGF Management" programme.

It was also an opportunity to exchange ideas about the role of manager. This seminar provided tools for motivating team members and facilitating their advancement. In 2004, 146 executives took part over nine sessions.

CAREEER DEVELOPMENT AT AGF

"Welcome to AGF" – Fostering smooth integration

To make it easier for new employees to get started and ensure they understand AGF and its strategy, employees hired under unlimited-term contracts are asked to attend a two-day initiation seminar called "Welcome to AGF". With the desire to develop the sense of belonging to the AGF Group and sharing its values still uppermost, the programme was redesigned in 2004.

The seminars now present the strategic challenges in each division, according to the new organisation (Life & Financial Services division, General Agents and Brokers). Ninety-four employees attended the programme, which presented the strategy of the Group and of the business units. Here too, the objective is to develop the sense of belonging to the AGF Group and sharing its values.

Newly-hired salespeople of the AGF FinanceConseil network follow a training and integration cycle lasting two years and alternating between the classroom and the field. Newly-hired health insurance salespeople follow an initial year of training in which they alternate classroom time and periods of practical application in the field; the programme is to be revised in 2005 to enable trainees to learn the business progressively. To make it easier for new hires to integrate and learn, individual training is being considered for 2005.


CABIN
VÉTÉRINAI

"CUSTOMER DAY"

In 2005, after the seminar and in accordance with the Group's sales development strategy, new employees will participate in a "Customer Day" which they will spend as part of a team of salespeople in direct or indirect contact with AGF customers. On "Customer Day," new AGF employees will be able to get a taste of our customer culture.

File No. 82-4517

Mobility is an essential step in the development of professional skills

Training benefits both the employee and the company. By breaking down barriers and encouraging cross-fertilisation, it makes it easier to manage change in the organisation. It is a factor in professional advancement, and it helps a manager's team members achieve recognition.
For all these reasons, AGF wants to strengthen its employee mobility and career management strategy. The objective is to give all employees the ability to realise their ambitions by developing their skills and exposing them to new business areas. This increases their value to the firm. In 2004, excluding temporary assignments, 355 employees transferred to new positions within the Group.

MOBILITY MANAGEMENT TOOLS:

- Using the **Opportunites** intranet site, employees can consult internal job offers (109 new postings in 2004, of which 22% were posted by subsidiaries);
- The **Annual Performance Review** is an opportunity for the employee to express his or her mobility aspirations and discuss career development, following an evaluation of the previous year's record;
- **Career Committee meetings**, organised every year in each department, are a forum for examining the individual situation of each manager with an eye towards identifying their skills and advancement potential;
- **Career interviews** with a career manager enable employees who have been in the same position for more than five years to identify their professional aspirations;
- **reference professions and mobility zones** make it possible to compare profiles and identify the gateways between two related professions;
- The **orientation unit** compares offers and applications and proposes appropriate solutions to employees interested in a transfer;
- The **International Job Market**, an Allianz internal job posting system, is a global electronic marketplace offering opportunities throughout the world.

2005 OBJECTIVES

Domain	Project
EMPLOYER BRAND IDENTITY	– Brand development and deployment
EMPLOYEE-MANAGEEMENT DIALOGUE	– Negotiations are underway with labour unions to renew the agreements that will soon expire and to sign new ones. – Discussions are planned between HR and labour unions to implement the industry-wide agreement on professional training signed in October 2004. – In accordance with the *loi Fillon*, voted in August 2003, a collective system enabling AGF employees to supplement their pension plans is currently under consideration. – Revamp the professional status of salespeople and sales coaches
HR DEVELOPMENT	– Upgrade the Annual Performance Review, – Changes as a result of legislative reform of professional training (training passport, individual training rights, validation of skills acquired through experience, individual training), – Develop a new action plan to foster the integration of disabled workers, – Continue the "Become an AGF accountant" programme and train eight people, – Redesign the AGF FinanceConseil integration programme.

Human Resources
KEY FIGURES

Statistics for countries with more than 500 employees in 2004

	Parameter	France	Δ	Belgium	Δ	Netherlands	Δ	Spain	Δ	Brazil	Δ	Colombia	Δ
GENERAL INFORMATION	Number of employees	15,063	-25%	1,319	-2%	1,613	-4%	2,212	-1%	1,228	-16%	1,112	-6.4%
	Unlimited-term contracts	14,908	-25%	1,319	-2%	1,598	-4%	2,212	-1%	1,181	-14%	977	-11%
	Fixed-term contracts and internships	155	-52%	N/A	N/A	15	15%	0	0%	47	-32%	133	41%
	% part-time employees	7.60	-1.80%	14.10	2.7%	38.70	1.7%	0,70	-0.6%	2.20	0.2%	0	0%
CHANGES	New hires (unlimited-term)	971	34%	24	167%	59	-44%	77	-21%	198	-33%	45	-29%
	Departures (unlimited-term)	1,741	-10%	54	-72%	124	-18%	104	-2%	242	-32%	265	-27%
	New hires (fixed-term and internships)	170	-36%	2	100%	27	93%	0	0%	76	-21%	165	20%
	Departures (fixed-term and internships)	227	-19%	2	33%	22	175%	0	0%	88	-6%	103	-34%
	Average nbr. of sick days (in %)	3.64	0.78	2,50	-0.2	5.10	0.6	3.20	0	0.70	0	0.71	-0.85
WORKFORCE STATISTICS	Average age	42	1	43.5	1	39.8	0.6	42.9	0.7	33.2	0.25	35.46	0.66
	Average length of service of current employees	17	1	18	1	11.4	0.6	16.5	0.6	5.6	0	8.5	0.7
	Average compensation of non-temporary employees	38,424	6%	50,008	3%	42,631	11%	39,164	7%	12,438	5%	9,207	26%
	% age of women in workforce	52.20	-6.8	47.10	0.9	42.30	-0.9	43.80	0.8	44.50	-2.7	61.40	-0.8
	% of female managers	31.30	0	20.70	1.8	19	2.3	13.20	-0.3	18.50	-2	29.5	5.3
TRAINING	Number of participants	12,423	13%	1,561	-29.30%	N/A	N/A	1,830	61%	1,106	-30%	2,884	-31%
	of which non-managers (%)	86.10	1.8	74.40	-8.1	N/A	N/A	83.40	0.1	61.70	-21.4	91.60	-5.1
	Number of days in training	84,105	-13%	2,233	-2%	N/A	N/A	6,220	6%	2,299	55%	8,758	15%



SOCIETAL RESPONSIBILITIES

INDIVIDUAL INVOLVEMENT IN AGF'S HEALTHCARE ACTIVITIES

In addition to indemnification and prevention, AGF also contributes to the well-being of the community. All those with a stake in AGF's initiatives work together with us through partnerships that operate far upstream of the services offered to policyholders and strengthen the fabric of local communities.

Our commitment to good corporate citizenship is organised around our expertise in healthcare. In each region AGF Santé encourages its employees and policyholders to play an active role in the joint management of the mandatory health insurance schemes by enabling them to sit on boards of directors, on social welfare committees and on other governing bodies. AGF is committed to healthcare not only in France but abroad as well. AGF's international subsidiaries adapt the Group's principles to the characteristics of the countries in which they are present.

The Group's commitment takes other forms, too, such as support for AGF Foundation research, or more creative initiatives such as its partnerships with ADPS and *Le Rire Médecin.*

Contributing to progress in medicine

• ***The AGF Foundation – Institut de France:*** created in 1983 and sponsored by the Institut de France, the AGF Foundation – Institut de France encourages fundamental research in France. Since 1984, the Foundation has been awarding an annual Research Prize to the head of a medical or biomedical team whose scientific research might lead to significant clinical, preventive or curative applications that help increase life expectancy. This €75,000 prize, one of the most prestigious awarded by an Institut de France sponsored foundation, is unique in its mission to encourage fundamental research leading to clinical applications. The Research Prize shows AGF's desire to encourage research today that will protect human health tomorrow.

• ***The Institut Pasteur:*** AGF Asset Management decided to renew its sponsorship campaign by once again taking the funds that would have gone to finance year-end gifts to customers and devoting them to a well-respected organisation: the Institut Pasteur, a private, not-for-profit foundation whose mission is to contribute to the prevention and treatment of disease, particularly infectious diseases.

Making life easier for the sick and disabled

• ***The Associations de Prévoyance Santé (ADPS):*** created 40 years ago at the initiative of AGF, the ADPS are a network of 66 associations located throughout France. Run by volunteers, the ADPS provide services to AGF's 400,000 individual health insurance policyholders (income protection and complementary health insurance, representing more than 800,000 beneficiaries. They are organised by professional category: tradespeople, merchants, independent professionals, salaried workers, farmers.

Governed by the 1901 Associations Act and legally independent of AGF, the ADPS are administrated by policyholders themselves. They carry out various programmes, financed by annual membership fees. For example, they:

— provide information and help in preventive healthcare;

— support members, sharing in their joyous occasions by giving baby gifts, for example, and using their financial resources to help them in life's difficult

THE 2004 WINNER OF THE 20TH RESEARCH PRIZE

Presented by the Chancellor of the Institut de France and the CEO of AGF, the 20th Research Prize was awarded to Dr Patrice Courvalin. A pioneer in molecular biology as applied to medical bacteriology, Dr Courvalin holds the title of professor at the Institut Pasteur, where he manages the Antibacterial Agents unit and is in charge of the National Reference Centre for Antibiotic Resistance.

Dr Courvalin studies, from both genetic and biochemical standpoints, how bacteria develop and disseminate resistance to antibiotics. Together with his co-workers, Dr Courvalin has identified and described numerous public health mechanisms and explained their genetic basis. In this way, he has developed new concepts for analysing and interpreting the results of studies on the sensitivity of bacteria to antibiotics. This research, rich in medical implications, might lead to use in gene therapy and in the stimulation of mucous membrane immunity.

AN INTERVIEW WITH DR HÉLÈNE BOST-HOURTICQ, PRESIDENT OF HANDI'CHIENS

What does your association do?

Handi'Chiens' mission is to train service dogs for people restricted to wheelchairs. The dogs are provided free of charge and give the disabled person a degree of autonomy. They respond to 52 commands: they retrieve objects, open doors, bark on command, and perform many other tasks. In addition to technical assistance, the dogs also provide affection and moral support and constitute a true link between the disabled person and the outside world. But the training is expensive, costing €12,000 per service dog.

What will the ADPS Grand Prize enable you to do?

The ADPS Grand Prize will be a boon to us financially. It will help us complete a new training centre at Saint-Brandan in the Côte d'Armor département, create a park for the dogs to exercise and enable us to buy a much-needed vehicle. Of course, it will also help us train more dogs and thereby satisfy more requests from disabled people, particularly from children. It is the largest prize the association has ever received. In addition to the financial aspect, it also represents invaluable encouragement for us to continue our work.

moments, when they have professional, medical or other problems in everyday life.

— participate in regional social welfare or health projects.

Mutual assistance associations, the ADPS help communicate information and enrich dialogue between AGF and its health insurance policyholders. They add a human dimension to AGF's contractual commitments and to the insurance company – policyholder relationship.

AGF Belgium Insurance supports associations that help disabled people. Two years ago, it helped finance construction of a school specially designed for severely handicapped children. Last year, AGF Belgium paid for a sheltered workshop to purchase computers and software specially designed for their disabled workers.

• ***Le Rire Médecin:*** It is always easier to care for a happy child than an unhappy one. So AGF has for a long time supported *Le Rire Médecin* ("laugh therapy"), an association of 46 clowns who perform neither in the circus nor in the theatre but in the paediatric wards of hospitals for sick children.

In 2004, AGF extended the commitment it made in 2003 to contribute €1 for each questionnaire returned by prospective customers during AGF Santé's marketing campaign. In this context, AGF's support for the association totalled €40,000.

For more information, visit our website:
www.agf.fr/sustainabledevelopment

THE 2004 *"PRIX DE L'ACTION SOCIALE"* PRIZE

Every year since 1989, the ADPS have awarded a prize to a healthcare or social welfare association or to an entity with a noteworthy prevention or assistance project in these areas. The objective is to encourage local initiatives, help realise useful and innovative projects and recognise generous, dedicated but often uncelebrated individuals. Projects are selected by an examination committee.

The Grand Prize (€75,000) was awarded to Handi'Chiens on 16 October in the presence of Dr Jean-Paul Escande during a national event at the Paris City Hall. Handi'Chiens is an association specialised in the training of service dogs for disabled people.

The Encouragement Prize (€30,000) was awarded to an association called *"Aide-Accueil"* for a show it produced in the city of Angers called *"Au-delà des frontières"*. Aide-Accueil, whose name means "help and welcome", distributes meals and offers lodging to homeless people over 18 years old with little or no resources.

ADPS involvement in the design of each project benefits all other competing projects, too. As a result, a project that does not win a national prize might still win regional support.

AN INTERVIEW WITH CHRISTIAN CARCIA, 1ST VICE-PRESIDENT OF THE FRENCH COUNCIL OF GOVERNORS

How would you describe the partnership between the Lions Club and AGF?

When AGF migrated its information systems, it wanted to donate the replaced equipment to not-for-profit associations. So it called on the Lions Club, whose nationwide structure could take on this big project and redistribute the equipment throughout France. First we remove any data stored on the computers, tag them, and verify that new software can be installed on them. Then we distribute 50-100 computers per week. In accordance with the environmental standards recommended by AGF, the recipient associations agree to adhere to certain conditions when they in turn dispose of the equipment.

How does the partnership benefit the Lions Club?

The Lions Club feels that the partnership with AGF is right in line with its service mission. AGF and the Lions Club share the same values: fighting the social exclusion that afflicts poor people, giving everyone access to computer literacy, creating intergenerational bonds, and making sustainable development a priority for every participant in the process.

Through our partnership with AGF, Lions Club International has been able to create or strengthen our ties with many associations, giving additional, tangible meaning to our "civic partnership" motto.

AGF IS A PARTNER IN LOCAL INITIATIVES

Going beyond its efforts to associate stakeholders with its commitment to the community on the national level, the AGF Group also contributes locally. Taking advantage of its extensive geographic presence, AGF develops support programmes and partnerships within its local environment. AGF offers its financial support and experience, bringing numerous local development projects to fruition.

Partnering with the Lions Club to donate computers

When the AGF Group replaced part of its computer equipment, it formed a partnership with the Lions Club International in France, putting it a step ahead of a new directive regarding the disposal of electrical and electronic equipment. In accordance with the principles of sustainable development, through this partnership AGF will donate between 4,000 and 5,000 computers to humanitarian associations.

Via its network, the Lions Club distributes the computers donated by AGF to associations it supports. For the technical aspects, an association called *"Jeunes : Espoirs 2000"* calls on young people to remove, reconfigure and redistribute the computers, in working order, to the associations that need them, where they can be put immediately to use.



So far, 2,200 desktop and portable computers have been made available to around 50 charitable organisations, including *Le Rire Médecin, Planète Urgence* (an organisation that conducts environmentally-oriented humanitarian missions), the Red Cross, and others.

THE AGF CAMPUS PRIZE

For the third consecutive year, the AGF Campus prize helped university students realise an environmental, humanitarian, economic, cultural or athletic project to which they have devoted their energies. Selected on the basis of four criteria (audacity, common good, feasibility and creativity), the projects must be implemented in the current year.

A jury composed of prominent AGF individuals and headed by Jean-Philippe Thierry, AGF's chairman, awarded the 2004 AGF Campus prize to "Cheer Up!", a student association at ESSEC, one of France's top management schools. In partnership with hospitals in Lille, Nantes and Paris, Cheer Up!'s 120 volunteers help hospitalised young people take their mind off their illness and think about the future by organising meetings, discussions and other events. The €6,000 prize will enable the students to devote even more resources to their support mission: it will finance internet access for these young patients in their hospital rooms.

Through this prize, AGF hopes to make the diversity of its businesses better known by developing close relationships with leading French universities and encouraging students to continue to dream up innovative projects.

For more information on the AGF Campus prize, visit our website: www.agf.fr/sustainabledevelopment


Involvement
in local development
BELGIUM
Sponsorship of social welfare programmes.
UNITED KINGDOM
Euler Hermes supports projects presented by employees.
NETHERLANDS
Euler Hermes supports the Worldwide Life Fund.
UNITED STATES
Euler-ACI supports the Johns Hopkins Children's Center ($10,000 p.a.)
GERMANY
Hermes devotes €95,000 p.a. to local charitable organisations.
FRANCE
AGF Campus devotes €14,500 to the support of student projects.
ITALY
Euler Hermes SIAC sponsors the protection of a 16th century masterpiece.
LEBANON
SNA helps renovate Beirut building facades ($126,000 p.a.).
COLOMBIA
Support, via the Tiabambi Foundation, for six child residences housing 200 children.
BRAZIL
Help for 400 disadvantaged children.
Literacy programme for a group of 50 adults.
CHILE
Support for an association that fights child abuse.

INITIATIVES IN FRANCE

(in euros)	2004 amount
Research	
Research prize	75,000
Institut Pasteur	15,000
Charitable support	
ADPS (regional social welfare projects)	248,000
ADPS (assistance)	300,000
Rire Médecin	40,000
AGF Campus	14,500
Sports sponsorship	
Sailing, golf, mountain sports	1,700,000
Total	2,392,500
Lions Club (donations in kind)	2,200 computers

INTRODUCING PREVENTION INTO SPORTS

In 2004, AGF invested a further €1.7mn in its sports sponsorship programme. As a natural player in prevention, we decided to go beyond simple sponsorship and use sporting events as an opportunity for prevention and awareness.

AGF as a partner in sailing safety

A partner in the *Tour de France* sailing race for 14 years, AGF has reoriented its nautical partnerships around prevention. "Protecting people and their property"; this is the mission AGF has assigned itself in its partnerships. To support the initiatives of the *Institut Mer et Vie*, an association that helps sailing competitors stay healthy during a long race, AGF proposes its own awareness, preparation and prevention programme, intended to allow experienced sailors to practice their sport safely. The skippers of the most recent *Vendée Globe* around-the-world race learned how to "sleep well, eat well, stay vigilant, communicate and understand the sounds they hear." The objective is to make sure every sailor learns safety procedures and behaviour so as to practice their sport under optimal safety conditions.

AGF as a partner in mountain safety

AGF teamed up with *Société des Trois Vallées* and ran a ski safety area at Courchevel throughout the 2005 ski season. The area featured a "stop zone" that enabled skiers to measure how long it takes them to stop. The objective was to improve safety on the ski slopes and prevent collisions caused by excessive speed. More generally, through its mountain safety programme, AGF develops prevention programmes designed to make people aware of the numerous risks inherent in skiing and snowboarding and the dangers of the mountains in winter.

The French Gymnastics and Badminton Federations

Partner and official insurer, AGF is the primary sponsor of these two federations and contributes its skills to the development of these two sports. In 2004, AGF supported the French Gymnastics Federation in its awareness campaign directed at small children and seniors, so as to promote gymnastics as a source of enjoyment for the whole family.





THE AUDITORS AND THE RATING AGENCIES

THE STATUTORY AUDITORS' OPINION ON AGF'S REPORTING

At AGF's request, Ernst & Young's team of sustainable development specialists verified that the activities related to sustainable development in this report have been correctly portrayed. The results of their work are detailed in their statement, found on page 64 of the financial report.







FTSE4Good



RATING AGENCY SCORES

AGF is now rated on social and environmental criteria by various specialised rating agencies. These agencies base their evaluations on information provided by the companies they rate (annual reports, specific questionnaires, direct interviews, etc.). They often compare this information with data derived from independent sources (press, labour unions, etc.).

These analyses enable AGF to measure itself against the best practices in use elsewhere and to receive critical feedback. AGF is conscious of the added value it obtains from its interaction with the rating agencies and with socially-responsible investors. In an effort to be as candid as possible, AGF is committed to responding as best it can to the questions raised by these investors and agencies.

SAM

AGF has brilliantly integrated its sustainable development strategy into the way it conceives of its business activities. Its performance in sustainable development is among the best in its sector.

Economically, AGF is committed to employing the industry's best practices, be it in its customer relationships or its management of risks and crisis situations. AGF's ability to manage environmental issues is above the average of the sector. This is illustrated by its high performance in environmental manage-

SAM'S RATINGS FOR AGF


Social performance
Environmental performance
Economic performance
0
10
20
30
40
50
60
70
80
Sectoral average
AGF's score
Best score

VIGEO'S RATINGS FOR AGF

AGF vs. industry benchmarks


100
75
50
25
0
Human Resources
Environment
Customers & Suppliers
Corporate Governance
Community Involvement
Human Rights

Industry maximum
Industry minimum
AGF

ment and in risk detection. AGF has several projects that can be qualified as early warning systems. Moreover, in human resources AGF has done a good job identifying the industry's challenges, in particular knowledge management, organisational issues and the best way to use human capital. AGF has devoted a great deal of intellectual effort to this last area.

VIGEO

AGF's performance is well above industry averages in most areas. In human rights in particular, AGF's insistence on compliance with collective bargaining rights and with the rules of freedom of association in its internal audits and in its activities outside France serves as a benchmark in the sector. AGF also has a healthy, proactive customer approach. In environmental matters, AGF reports on its direct and indirect impact. AGF might not be the leader in this domain, but it benefits from the know-how and standards of the Allianz Group. AGF is also a good corporate citizen, in particular through products with a high social welfare quotient and its initiatives in support of local associations. In corporate governance, AGF addresses questions arising from the fact that it has a majority shareholder, but must improve its compensation policy.

*INNOVEST**

AGF was rated A according to the "Intangible Value Assessment" methodology. This corresponds to a company whose environmental, social and corporate governance risks are significant but identified, and whose financial and managerial situation is sufficiently strong to absorb all non-exceptional risks. It indicates that the company is also capable of financing and managing any measures necessary to comply with current regulatory requirements. AGF is positioned above average concerning opportunities for expansion and profit deriving from its environmental and social strategies.

* 2003 rating

For more information about AGF's ratings, visit our website:
www.agf.fr/sustainabledevelopment


AGF

WE WELCOME YOUR FEEDBACK

Because your opinion is important to us we have put a short questionnaire on line in the sustainable development section of our website:
www.agf.fr/sustainabledevelopment
If you do not find the information you are looking for on our website, let us know. We have opened an e-mail address devoted especially to sustainable development: **develop@agf.fr**.
Please use it to make comments, ask questions and tell us what you expect from AGF in the realm of sustainable development.

APPENDICES

SCOPE AND EXTENT OF SUSTAINABLE DEVELOPMENT DATA

Method of consolidation for environmental and social data as of 31 December 2004

COLLECTION AND CONSOLIDATION OF ENVIRONMENTAL DATA

The scope of consolidation includes the AGF entities in the ESU and may subsequently be extended to include other Group entities. In this case, data from these entities will be consolidated on the basis of AGF's equity stake in them.

For Administrative Services, the legal entities occupying the buildings subject to reporting must be listed. To explain why large sites are included and the others set aside, an overall calculation is performed, showing the extent to which sites not taken into consideration are representative. To extend the scope of consolidation, an evaluation method (based on average data for example) may be proposed tosolve the problem of collecting data from a multitude of widely-dispersed small sites.

The information provided by Purchasing covers all the reporting units it serves, i.e. the legal entities that make up AGF's ESU. As the scope varies greatly from one indicator to another, it must systematically be specified.

The Administrative Services department has implemented a data collection and consolidation system concerning energy and fluids on the AGF Group's premises. This tool is accessible on the AGF intranet from any AGF workstation and requires no prior installation. It collects and consolidates consumption data and enables multi-criteria queries. For the moment, only the "large" AGF sites report water and energy consumption. These sites encompass more than 80% of ESU employees.

Key waste indicators
Administrative Services consolidates data on waste volumes on the basis of actual measurements taken at sites in Paris and in the regional offices.

Greenhouse gas emissions
The energy portion of greenhouse gas emissions consists of indirect emissions. In other words, it represents gases emitted when the energy is produced rather than at AGF sites.

Of the total volume emitted, Administrative Services specifies the portion corresponding to renewable energy sources as well as the carbon equivalent in kilograms. The calculation of CO_2 emissions covers all energy production, including upstream industrial production. The conversion keys used are provided directly by the energy providers and are subject to variation from one year to the next depending on how energy is produced. Administrative Services converts CO_2 to kg directly, based on the information provided by suppliers.

Consolidation and verification
The General Secretariat centralises environmental data collected by Administrative Services and Purchasing for utilisation and publication.

In addition, the General Secretariat ensures that standard procedures are used and that data are comparable to previous years. Accordingly, any change in scope, collection methods or calculation must be mentioned and explained in the final report so as to insure the comparability of published information from one year to the next.

Collection and consolidation of social data

The ESU scope of consolidation (AGF Iart, AGF Vie, AGF SA, AGF Informatique, Athéna Afrique, AGF Immobilier, Arcalis, La Lilloise, La Rurale, Protexia)

Data collection
ESU data are extracted from the "Administrative Personnel" database. Data concerning ESU sales personnel are estimations based on previous year data and corresponding trends.

Human resources representatives in each entity enter the indicators directly into the shared database.

Consolidation and verification
Input information is verified in real time. The Group HR reporting system automatically consolidates the various information files.

Summary report
Automatic data consolidation allows the Human Resources Report to be made available directly. The Human Resources Department and the General Secretariat then draft a summary report for wider distribution.

The Group scope of consolidation

Data collection
The information contained in the quantitative overview of each country with more than 500 employees is collected and forwarded to the Allianz Group. For this reason, the scope of data collected in France extends beyond the ESU and includes Euler Hermes, Banque AGF, Entenial, Mondial Assistance, W Finance and Larose Trintaudon. Data are provided either directly by the entities or are estimated on the basis of data from previous years and corresponding trends.

Consolidation and verification
Data related to the entities in each country are centralised by the Group HR department for that country. As part of the Allianz Group's Human Resources Management process, these data, consolidated by country, are then transmitted to the Allianz Group's Human Resources Department, which performs a final consolidation for the Group.

For the AGF Group annual report, the Group HR department in each country communicates the data to the General Secretariat, which restates them and codifies the indicators presented in the annual report.

INTERNAL ENVIRONMENTAL MANAGEMENT: KEY FIGURES

Type of expense (reference unit)	2004 volume	2003 volume	2002 volume	2004/2003 change (%)	2004 ratios (units/empl.)	2003 ratios (units/empl.)	2002 ratios (units/empl.)
Paper							
Scope: 100% of the ESU	13,191	13,689	14,513				
Office applications, standard (nbr of A4 sheets)	104,403,300	101,641,300	102,592,500	+ 2.7	7,914.7	7,425.0	7,262.7
Office applications, recycled (nbr of A4 sheets)	3,480,000	3,055,000	800,000	+ 13.9	263.8	223.2	56.6
Desktop publishing (nbr of A4 sheets)							
Sales and marketing materials (kg)	1,197,000	1,300,000	1,300,000	– 7.9	90.7	95.0	92.0
Envelopes (nbr)	28,500,000	42,000,000	56,900,000	– 32.1	2,160.6	3,068.2	4,028.0
Office supplies							
Scope: 100% of the ESU	13,191	13,689	14,513				
Fax and printer cartridges (nbr)	25,345	32,711	25,352	– 22.5	2.0	2.5	2.0
Photocopier ink cartridges (nbr)	1,183	949	2,270	+ 24.6			
Energy – Fluids							
Scope: 80% of the ESU	10,553	10,951	1,1301				
Electricity (KWh)	50,723,150	51,430,602	57,165,921	– 1.4	4,806,5	4,696.3	5,058.6
Domestic fuel (Hl)	1,966	2,812	1,363	– 30.1	0.2	0.3	0.1
Natural gas (KWh)	7,476,154	10,358,241	10,279,463	– 27.8	708.4	945.9	909.6
Geothermics (m³)	6,273	6,000	5,203	+ 4.55	0.6	0.5	0.5
Steam (T)	5,744	6,394	5,203	– 10.2	0.54	0.6	0.5
Urban heating networks (KWh)	5,780,451	4,589,597	4,680,655	+ 25.9	547.7	419.1	414.2
Urban cold water networks (KWh)	5,537,587	3,765,281	4,010,212	+ 47.1	524.7	343.8	354.9
Total energy	272,270	279,045	292,537	– 4.2	25.8	25.5	25.9
Water (m³)	161,063	174,804	180,770	– 7.8	15.3	16.0	16.0
Transport							
Scope: 100% of the ESU	13,191	13,689	14,126				
Air (P-km)	12,224,202	12,527,126	13,722,245	– 2.4	926.7	915.1	971.4
Rail (P-km)	8,588,329	10,807,201	9,773,549	– 20.5	651.1	789.5	691.9
Long-term automotive rental (P-km)	68,550,233	70,100,624	77,967,733	– 2.2	5,196.7	5,971.9	5,744.7
Short-term automotive rental (P-km)	397,095	354,276	503,694	+ 12.1	30.1	25.9	35.7

CO_2 EMISSIONS IN 2004

Type of expense (reference unit)	CO_2 emissions in 2004 (T)	CO_2 emissions in 2003 (T)	CO_2 emissions in 2002 (T)	Conversion [1] factor
Energy **				(g/KWh)
Electricity	2,028.9	2,057.2	2,286.6	40
Domestic fuel	0.6	0.9	0.4	310
Natural gas	1,943.8	2,693.1	2,672.7	260
Geothermics	0.0	0.0	0.0	0
Steam	1.1	1.2	1.0	190
Urban heating networks	1,751.5	1,390.6	1,418.2	303
Urban cold water networks	86.4	58.7	62.6	15.6
Transport *				(g/km)
Air	1,870.3	1,915.3	2,470.0	153 [2]
Rail	292.0	367.4	332.3	34 [3]
Long-term automotive rental	8,431.7	10,055.2	13,470.8	123 [4]
Short-term automotive rental	48.8	58.8	83.6	123 [4]
Total CO_2 emissions (T)	16,455.1	18,598.4	22,798.2	

* Data covering 100% of AGF's ESU

** Data covering 80% of AGF's ESU, or nearly 33% of total employees. This scope corresponds to the "large sites" in France.

Sources:
(1) suppliers
(2) based on UNEP guidelines, weighted by type of flight: 180g/km for short-haul, 110g/km for long-haul.
(3) based on UNEP guidelines.
(4) weighted by number of kilometres travelled with long-term rental vehicles (123g/km for 100% diesel fleet according to Arval), and short-term rental vehicles (166g/km according to UNEP guidelines).

ARTICLE 116
OF THE NEW ECONOMIC REGULATIONS ACT (LOI SUR LES NOUVELLES REGULATIONS ÉCONOMIQUES)

Social indicators	2004	Comments
Total compensation and benefits of any kind paid during the reporting period to each corporate officer	See page II. 39-40	
Total compensation and benefits of any kind received by corporate officers during the reporting period from controlled companies, as defined by Art. L.233-16	See page II. 39-40	
List of all officers and the positions they held in all companies during the reporting period	See page III.9	
Total number of employees	13,191	
New hires, broken down into fixed-term contracts and permanent contracts	749 permanent and 176 fixed-term	ESU scope. See Group human resources report on our website for more details
Recruiting difficulties, if any	Tough competition in recruiting salespeople with certain specific skillsets	
Lay-offs and reasons therefor	15 employees for professional misconduct 133 contract terminations by mutual agreement 512 salespeople for insufficient performance	
Overtime	Not available	
Workers employed by non-Group companies	718	
Work scheduling	6,485 administrative employees follow a system of flexible working hours	ESU scope. Administrative employees with individualised working hours
Total working time for full-time employees	1,512 hours	ESU scope. Administrative employees
Total working time for part-time employees	80% of full-time	ESU scope. Administrative employees only
Absenteeism and its causes	6.6% including 5.2% for short-term illnesses	ESU scope. See Group human resources report on our website for more details
Compensation	€ 38,424	
Increase in compensation	6.00 %	
Social welfare charges		
Collective performance bonus and profit-sharing	€ 2.7 million	ESU scope.
Equal status for men and women	45.1% of managers are women, 17.1% of salespeople are women	ESU scope. See Group human resources report on our website for more details
Labour relations and results of collective agreements	21 meetings with the CEC	
Health and safety	123 accidents necessitating a sick leave	
Training	4,6 % de la masse salariale (+ 83 000 jours)	
Employment and opportunities for handicapped workers		
Community donations	€ 24,598,645 for the joint employee management committee and construction assistance € 2,392,500 for sponsorship	
Extent of subcontracting	718 (incl. 233 IT consultants, 175 maintenance personnel, 147 restaurant workers)	
Methods the company uses for taking into account the territorial impact of the company's activities, as it relates to employment and regional development		
Methods the company uses for ensuring that subcontractors adhere to the fundamental conventions of the ILO code.	Clause requiring adherence to principles of sustainable development annexed to all supplier contracts	See page III. 6, 30
Methods the company uses for ensuring that subsidiaries adhere to these principles	Code of ethics Network of ethics officers	See page III. 13-15
Methods the foreign subsidiaries use to take into account the impact of their activities on regional development and local inhabitants	See page III. 47	

Social indicators	2004	Comments
Water consumption	161,063m³	See page III. 54
Raw materials consumption	107,883,300 sheets of A4 paper	See page III. 54
Energy consumption	272,270 GJ	See page III. 54
Measures to improve energy efficiency	Gradual replacement of equipment at end of lifecycle by more eco-efficient equipment (more efficient boilers, LEDs, energy-saver lamps, etc.)	See page III. 32-34
Measures to promote the use of renewable energy sources		See page III. 32-34
Measures to improve ground use	– Not significant for insurance and financial services companies – Use of acaricides discontinued in the Larose Trintaudon vineyard – Modified wine production	See page III. 31
Measures to reduce emissions of substances having the environment into the air, water and ground	Gradually orient vehicle fleet towards less-polluting models	See page III. 32-34
Measure to reduce noise and odour pollution	Monitoring of cooling towers of AGF buildings in La Défense	See page III. 32-34
Measures to reduce waste	Optimisation study of selective waste collection for recycling	See page III. 32-34
Measures to limit harm to biological equilibria, natural habitats and protected animal and plant species	– Not significant for insurance and financial services companies – Reduced use of pesticides in the Larose Trintaudon vineyard	See page III. 31
Measures, if any, to ensure that the company's activities are in compliance with laws and regulations in this area	AGF Immobilier and the Administrative Services department ensure that building management is in compliance with French regulations	See page III. 32-34
Evaluation or certification initiatives undertaken with respect to the environment	Larose Trintaudon certified ISO 14001	
Funds spent to prevent undesirable consequences of the company's activities on the environment	Investment in the European Carbon Fund	See page III. 34
Training and informing employees about environmental protection	Information circulated internally on sustainable development	See page III. 32-34
Resources devoted to reducing environmental risks	Active prevention policy vis-à-vis our industrial customers	See page III. 18-20
Arrangements for dealing with pollution accidents whose consequences extend beyond the company's premises	Crisis management and indemnification procedure depending on the type of contract	See page III. 18-20
Amount of provisions and guarantees for environmental risks		See page III. 26
Elements of the above items that the company assigns to its foreign subsidiaries	Group AGF environment policy	See page III. 32

GLOBAL REPORTING INITIATIVE (GRI) CORRESPONDENCE TABLE

Section and sub-section	Criteria or indicators	Value or comment
Vision and Strategy	1.1 Statement of the organisation's vision and strategy regarding its contribution to sustainable development – What are the main issues for the organisation in relation to the major themes of sustainable development? – How are stakeholders included in identifying these issues? – For each issue, which stakeholders are most affected by the organisation? – How are these issues reflected in the organisation's values and integrated into its business strategies? – What are the organisation's objectives and actions on these issues?	See page III. 2-7
	1.2. Statement from the CEO (or other senior manager) describing key elements of the report. Highlights of report content and commitment to targets: – description of the nature of the commitment to economic, environmental, and social goals by the organisation's leadership; – statement of successes and failures; – performance against benchmarks such as the previous years' performance and targets, and industry sector norms; – the organisation's approach to stakeholder engagement; and – major challenges for the organisation and its business sector in integrating responsibilities for financial performance with those for economic, environmental, and social performance, and the implications of this for future business strategy.	Interview with the Chairman, page III. 2-3
Profile	2.1 Name of reporting organisation	See page II. 2
	2.2 Major products and/or services, including brands	See page I. 50-95
	2.3 Organisation's operating structure	See page I. 22
	2.4 Description of principal divisions/operating companies/subsidiaries/joint ventures	See page I. 16
	2.5 Countries in which the organisation's operations are located	See page I. 16-17, 22-25
	2.6 Nature of ownership; legal form	See page I. 2
	2.7 Nature of market served	See page I. 8-11
	2.8 Size of the organisation	See page II. 9
	2.9 List of stakeholders, characteristics of each and their relationship to the organisation	See page III. 7
Report scope	2.10 Contact person(s) for the report	See page III. 51
	2.11 Reporting period for information provided	See page III. 7
	2.12 Date of most recent previous report	See page I. 26
	2.13 Scope of report (countries/regions, products/services, divisions/facilities/joint ventures/subsidiaries) and any specific limitations on the scope.	See page III. 7
	2.14 Significant changes in size, structure, ownership, or products/services that have occurred since the previous report.	See page III. 7
	2.15 Basis for reporting on joint ventures, partially-owned subsidiaries, leased facilities, outsourced operations, and other situations that can significantly affect comparability from period to period and/or between reporting organisations.	See page I. 22
	2.16 The nature and effect of any re-statements of information provided in earlier reports, and the reasons for such re-statement.	See page III. 7
	2.17 Decisions not to apply GRI principles/protocols in the preparation of the report	See page III. 7
	2.18 Criteria/definitions used in any accounting for economic, environmental, and social costs and benefits.	See page III.
	2.19 Significant changes from previous years in the measurement methods applied to key economic, environmental, and social information.	See page III. 7

Section and sub-section	Criteria or indicators	Value or comment
Report scope	2.20 The reporting organisation's policies and internal practices to enhance and provide assurance about the accuracy, completeness, and reliability of its sustainability report	See page III. 7
	2.21 *The reporting organisation's policy and current practice with regard* to providing assurance about the reliability of the full report.	See page II. 222
	2.22 Methods available to report users for obtaining information and reports about economic, environmental, and social aspects of the organisation's activities.	See page III. 51
Governance Structure & Management Systems	3.1 *Corporate governance structure, including major Board* committees responsible for setting strategy and oversight of the organisation.	See page III. 8-12
	3.2 Percentage of independent, non-executive members of the Board of Directors / Managing Board	See page III. 9
	3.3 Process for ensuring adequate expertise on the Board to manage strategic direction of the organisation, and manage environmental and social risks and opportunities.	See page III. 8-11
	3.4 Systems for identifying and managing economic, environmental and social risks and opportunities.	See page I. 36-49
	3.5 *Linkages between executive compensation and achievement* of the organisation's financial and non-financial goals	See page III. 12
	3.6 Organisational structure and key individuals responsible for oversight, implementation, and audit of economic, environmental, social, and related policies	See page III. 8-12
	3.7 Organisation's mission and values statement(s) and policies with economic, environmental, or social provisions developed internally, including areas of applicability.	See page III. 13-15
	3.8 Systems open to shareholders for making recommendations or expressing desired orientations to the Board of Directors / Managing Board	See page II. 24
Stakeholder Engagement	3.9 Basis for definition and selection of major stakeholders.	See page III. 4-7
	3.10 Approaches to stakeholder consultation reported in terms of frequency of consultations by type of consultation and stakeholder group.	See page III.6, 16-17
	3.11 Type of information generated by stakeholder consultations.	See page III. 6
	3.12 Use of information resulting from stakeholder engagements.	See page III. 6, 16-17
Overarching Policies and management systems	3.13 Explanation of how the precautionary principle is addressed by the organisation's policies.	See page III. 18-22
	3.14 Any voluntary economic, environmental, and social charter, sets of principles, *or other initiatives to which the organisation subscribes or which it endorses,* including date of adoption and countries of applicability.	See page III. 13-15
	3.15 Principal industry and business association memberships and participation in domestic or international discussion groups.	See page III. 13-15, 29
	3.16 Policies/systems for managing upstream and downstream impact, including: – Policies for supply chain management as they pertain to outsourcing and supplier environmental and social performance. – Product and service management initiatives	See page III. 13-15
	3.17 Organisation's approach to managing indirect economic, environmental and social consequences of its activities.	See page III. 31-35
	3.18 Principal decisions taken during the reporting period concerning operational installations or changes to them.	See page I. 18
	3.19 Programmes and procedures pertaining to economic, environmental, and social performance	See page I. 18
	3.20 Status / role of certification pertaining to economic, environmental, and social management systems.	See page III. 15

Section and sub-section	Criteria or indicators	Value or comment
GRI index	4.1 Table indicating the location of each GRI element in the report (section and indicator): – Vision and strategy: answers to questions raised in 1.1 and 1.2 (CEO's statement) – Profile: 2.1 – 2.19 – Governance structure & management systems: 3.1 – 3.22 – Performance indicators: all principal indicators, including where explanation of any omissions may be found – Any additional indicator the organisation may decide to include in the report.	See page III. 58
	Economic Performance Indicators	
Customers	Monetary Distribution Indicators: EC1. Net sales.	See page I. 12
	EC2. Geographic breakdown of markets	
Suppliers	Monetary Distribution Indicators: EC3. Cost of all goods, materials, and services purchased.	See page I. 107
	EC4. Percent of contracts paid in accordance with agreed terms, excluding agreed penalty arrangements.	See page I. 107
Employees	Monetary Distribution Indicator: EC5. Total remuneration to employees broken down by geographic region (including wages, pensions, and other benefits and redundancy payments).	See page III. 43
Funders	Monetary Distribution Indicator: EC6. Distributions to investors, with detail of Interest on debt and dividends on all types of shares, including mention of any arrears in preference dividends.	See page I. 26
	EC7. Increase / decrease in retained earnings at the end of the reporting period.	See page I. 26
Public sector	Monetary Distribution Indicators: EC8. Total taxes paid, by country.	See page I. 12-15
	EC9. Subsidies received, by country or geographic region.	See page I. 12-15
	EC10. Donations to the community, outreach or other groups, broken down into cash and kind, by type of beneficiary.	See page III. 47
Indirect economic impact	*(EC13). Description of the organisation's indirect economic impacts*	See page III. 44-47
	Environmental Performance Indicators	
Materials	EN1. Total materials used, other than fuel and water.	See page III. 32-34
	EN2. Percentage of materials used that are processed or unprocessed wastes from sources external to the reporting organisation. Refers to both post-consumer recycled material and waste from industrial sources (tonnes, kg, volume)	See page III. 32-34
Energy	EN3. Direct energy use by source (in joules). Report on all energy sources used by the reporting organisation for its own uses as well as for the production and delivery of energy products (i.e. electricity or heat) to other organisations.	See page III. 32-34
	EN4. Indirect energy consumption	See page III. 52
Water	EN5. Total water use.	See page III. 52
Biodiversity	EN6. Location and size of land owned, leased, or managed in biodiversity-rich habitats.	See page III. 31
	EN7. Description of the major impacts on biodiversity associated with the organisation's activities and/or products and services in terrestrial, freshwater, and marine environments	See page III. 31

Section and sub-section	Criteria or indicators	Value or comment
Emissions, effluents, waste	EN8. Greenhouse gas emissions (CO2, CH4, N20, HFCs, PFCs, SF6).	See page III. 34
	EN9. Ozone depleting substances emissions	See page III. 34
	EN10. NOx, SOx, and other significant air emissions by type	See page III. 33-34
	EN11. Total volume of waste by type and destination	See page III. 33
	EN12. Significant discharges to water by type	See page III. 32-34
	EN13. Number and total volume of discharges of chemicals, oils and fuels.	See page III. 32-34
Suppliers	*(EN33). Performance of suppliers with regard to environmental policies described in the "Governance and Management systems" section*	See page III. 6,30
Products and services	EN14. Significant environmental impacts of principal products and services.	See page III. 32-34
	EN15. Percentage of products' recoverable weight/volume and percentage actually reclaimed by the reporting organisation after use	See page III. 35
Compliance	EN16. Incidents of / penalties for non-compliance with all applicable international declarations/conventions / treaties, and national, sub-national, regional, and local regulations associated with environmental issues, specifying the countries of operation involved.	
Transport	*(EN34). Description of significant environmental impacts related to the modes of transport used by the organisation for logistical purposes.*	See page III. 34
Overall	*(EN35). Environmental expenditure by type. Explanation of definitions used for each type of expenditure.*	See page III. 32-34, 52-53
	Social Performance Indicators	
Employment	LA1. Geographical breakdown of workforce by status (employee/non-employee), employment type (full-time/part-time), and by employment contract (permanent, fixed-term or temporary), including workforce retained in conjunction with other employers (temporary agencies or co-employers), segmented geographically.	See page III. 43
	LA2. Net employment created and average turnover, segmented by geographic area.	See page III. 43
Industrial Relations	LA3. Percentage of employees represented by independent trade union organisations or other bona fide employee representatives broken down geographically or percentage of employees covered by collective bargaining agreements broken down geographically.	French legislation prohibits companies from holding this information
	LA4. Policy and procedures involving information, consultation, and negotiation with employees over changes in the reporting entity's operations (e.g. restructuring).	See page III. 38-39
Health and Safety	LA5. Description of organisation's practices on recording and notification of occupational accidents and diseases, and how they relate to the ILO Code of Practice on Recording and Notification of Occupational Accidents and Diseases.	See page III. 43
	LA6. Existence of formal joint health and safety committees comprising management and worker representatives and proportion of workforce covered by any such committees.	See page III. 35, 38-39
	LA7. Number of ordinary occupational accidents, lost working days, absentee rates and number of on-the-job deaths (incl. employees of subcontractors).	See page III. 43
	LA8. Description of guidelines or programmes related to HIV / AIDS (in the workplace and beyond).	
Training and Education	LA9. Average hours of training per year per employee by category of employee (e.g. senior management, middle management, professional, technical, administrative, production, and maintenance).	See page III. 43, 39-41

File No. 82-4517

Section and sub-section	Criteria or indicators	Value or comment
Diversity and Opportunity	LA10. Existence of equal opportunity policies or programmes as well as monitoring systems to ensure compliance and results of monitoring.	See page III. 36-38
	LA11. Composition of senior management and corporate governance bodies including the Board of Directors), indicating female/ male ratio and other measures of diversity.	See page III. 43
Strategy and management	HR1. Existence and description of policies, guidelines, and procedures to deal with all aspects of human rights relevant to the reporter's operations, including monitoring mechanisms and results.	See page III. 13-15
	HR2. Evidence and consideration of human rights impacts as part decisions and selection of suppliers/contractors.	See page III. 13-15
	HR3. Description of guidelines and procedures for evaluating and measuring the performance of the supply chain and subcontractors with respect to human rights.	See page III. 13-15
Non-discrimination	HR4. Existence and description of global policy and procedures/programmes intended to eliminate discrimination in the organisation's operations, including monitoring systems and results of monitoring.	See page III. 13-15
Freedom of Association & Collective Bargaining	HR5. Existence and description of freedom of association policy and extent to which this policy is universally applied and in collective bargaining, independently of local laws, as well as description of procedures/programmes to address this issue.	See page III. 13
Child Labour	HR6. Existence and description of policy excluding child labour as defined by the ILO Convention 138 and extent to which this policy is visibility stated and applied as well as description of procedures / programmes to address this issue, including *monitoring systems and results of monitoring*	See page III. 13
Forced & Compulsory Labour	HR7. Existence and description of policy to prevent forced and compulsory labour and extent to which this policy is visibility stated and applied as well as description of procedures / programmes to address this issue including monitoring systems . and results of monitoring	See page III. 13-15
Disciplinary Practices	*(HR9). Description of implemented appeal practices (representation and appeals process).*	See page III. 13-15
	(HR10). Existence of a policy of non-retaliation against employees and an effective, confidential employee grievance system (incl. its impact on human rights).	See page III. 13
Security Practices	*(HR11). Human rights training for security personnel, including type of training, number of persons trained, and average training duration.*	See page III. 13-15
Indigenous Rights	*(HR12). Description of guidelines/policies/procedures to meet . the needs of indigenous peoples*	See page III. 13-15, 38-39
	(HR13). Existence of minority group grievance mechanisms/authority.	See page III. 47
	(HR14). Share of operating revenues from the area of operations that are re-distributed to local communities.	See page III. 44-47
Community involvement	SO1. Description of policies for managing the impact on the community in areas affected by the organisation's activities, including monitoring systems and the results of monitoring.	See page III. 47
	(SO4). Awards received for social, ethical or environmental performance.	See page III. 13-15
Corruption	SO2. Description of guidelines, procedures and management systems for preventing corruption among employees and companies belonging to the organisation.	See page III. 13-15
Political contributions	SO3 Description of reporting organisation's policy, procedures/management systems, and compliance mechanisms for managing political lobbying and contributions to political parties.	See page III. 13-15

Section and sub-section	Criteria or indicators	Value or comment
Competition and pricing policies	*(SO6). Court decisions pertaining to antitrust and monopoly laws.*	See page III. 13-15
	(SO7). Description of reporting organisation's policy, procedures/management systems, and compliance mechanisms for preventing anti-competitive behaviour	
Consumer health and safety	PR1. Existence and description of policy for preserving customer health and safety during use of reporting organisation's products and services, and extent to which this policy is visibly stated and applied, as well as description of procedures/ programmes to address this issue including monitoring systems and results of monitoring.	See page III. 18-22
Product and services declaration	PR2. Existence and description of reporting organisation's policy, procedures/ management systems and services, and compliance mechanisms related to product information and labelling.	See page III. 18-22
Advertising	*(PR9). Existence and description of reporting organisation's advertising policy, procedures/management systems, and compliance mechanisms with respect to standards and voluntary codes. Identification of geographic area covered by this policy.*	See page III. 18-22
	(PR10). Number and types of breaches of advertising and marketing laws.	See page III. 13-15
Respect for privacy	PR3. Description of reporting organisation's policy, procedures/management systems, and compliance mechanisms for ensuring customer privacy.	See page III. 13-15

Italics: secondary indicators

INDEPENDENT VERIFICATION STATEMENT

ON INFORMATION RELATING TO SUSTAINABLE DEVELOPMENT

(This is a free translation into English of the original report issued in the French language and is provided solely for the convenience of English speaking readers)

At the request of AGF management and as statutory auditors of the AGF Group, we performed the agreed procedures described below in order to review the consistency of AGF's 2004 annual report in accordance with our work completed regarding the following statements relating to Sustainable Development:

— The description of the integration of social and environmental criteria in the management of relationships with suppliers (page 6) ;

— The achievements mentioned in the "Products and services that meet environmental challenges" section (page 26) ;

— Regarding the development of financial services with social value added, the description of the Socially Responsible Investment management principles of AGF Asset Management and the Socially Responsible management principles of AGF Private Equity (pages 27 and 28) ;

— The description of how the objective of reducing the environmental impact is taken into account through the Administrative Services division's management principles (page 32).

The information provided in this annual report was prepared under the responsibility of the AGF Group's Executive Management. It is our responsibility, based on the work performed, to report our findings concerning the processes mentioned above.

Nature and scope of our work

We have completed the following agreed procedures:

— We have conducted interviews with Sustainable Development correspondents within the functional and operational divisions.

— We have looked, on a test basis, for underlying evidence to support the main achievements related to the actions taken in 2004 in the frame of the processes reviewed. We met with persons involved in such actions and reviewed documents attesting to their existence, such as minutes of meetings, attendance sheets, internal documents, etc.

Although such procedures dot not include all the verifications specific to an audit providing a high or moderate level of assurance in accordance with the International Standards on Assurance Engagements, they nevertheless allow us to report our findings and observations.

To assist us in performing these procedures, we referred to our firm's experts on issues related to Sustainable Development, coordinated by Mr. Eric Duvaud.

Findings and observations

— Concerning the actions covered by our work, our findings are consistent with the information provided in the 2004 report.

— The AGF Group's Sustainable Development policy was further put into practice in 2004 and is implemented by the operational divisions through the establishment of tools and procedures (suppliers rating system, as an example) or through the setting up of Sustainable Development committees aimed at supporting the policy's implementation.

— Further progress would require to structure the operational divisions' initiatives in greater accordance with the key issues identified at Group level and to strengthen the existing systems used to measure performance in the field of Sustainable Development.

Neuilly-sur-Seine, June 21st, 2005,

One of the statutory auditors,
Ernst & Young Audit
Dominique Duret-Ferrari

GENERAL INFORMATION ON AGF AND ITS CAPITAL STRUCTURE

1 General information on the company

1.1 Name and corporate headquarters

Name: "Assurances Générales de France",
also known as "AGF" ("the Company").
Headquarters: 87, rue de Richelieu – 75002 Paris.

1.2 Legal structure and legislation applicable to the company

Assurances Générales de France is a French limited insurance company with a board of directors governed by the provisions I through IV of book II of the legislative portion of the Commercial Code and the provisions of decree N°67-236 of 23 March 1967, by other provisions of legislation and regulations in effect as well as by the corporate by-laws.

1.3 Incorporation of the company

Assurances Générales de France was founded under law n° 73-8 of 4 January 1973 for a period of 99 years, starting 31 August 1973 and ending 30 August 2072.

1.4 Corporate purpose

Pursuant to article 5 of the by-laws, "the purpose of the Company both in and outside France is as follows:

– to acquire stakes in all forms, but particularly through subscriptions to share issues, acquisitions, or transfers of assets, in any and all companies, partnerships or enterprises, either existing or to be created, irrespective of their legal structure or purposes, in the insurance industry or in any other sector, and to manage or dispose of such stakes;

– to acquire, manage, or sell any and all funds and securities, whether publicly quoted or not, as well as properties and property rights, and to transact any and all cash operations;

– and more generally, to carry out any and all industrial, civil, commercial, financial, market, or other operations directly or indirectly related to the purposes set forth above and any related or similar purposes."

1.5 Business registration

The Company is registered under n° 303 265 128 RCS Paris.
Code APE : 741 J.

1.6 Consultation of legal documents relating to the company

General Secretariat (Secrétariat Général) of the AGF Group
87, rue de Richelieu – 75002 Paris.

1.7 Fiscal year

From 1 January through 31 December.

1.8 Statutory distribution of profits

The profit and loss statement summarises income and expenses for the fiscal year, following deduction of amortisations and provisions through the process of offsetting such income and expenses against each other. Distributable profits comprise profits for the fiscal year, less prior year losses, as well as amounts to be placed in reserves subject to the law and by-laws, increased by retained earnings.

The General Meeting of Shareholders votes on the distribution of profits, based upon the recommendation of the Company's Board of Directors. Retained earnings or the amount to be distributed may be booked to one or more items, which are under shareholder control and subject to distribution or use, as shareholders deem appropriate.

After recognising reserves, the General Meeting of Shareholders may vote to distribute amounts, which are then withdrawn from reserves. In each case, their decision shall expressly indicate the reserve line items to be used in said distribution.

1.9 General meetings of shareholders, voting rights and thresholds

Meetings of shareholders are called and held under the terms and conditions established by the law of 15 May 2001 relative to New Economic Regulations, known and "the NRE". All shareholders may participate in meetings either personally or through proxies. In all cases, the participation of all shareholders in general meetings is possible as soon as the shareholders' name has been registered with the Company at least 5 days prior to the meeting, or in the case of bearer shares, if a certificate affirming their lack of availability (certificat de l'intermédiaire habilité) up to the date of the meeting is filed within the same period at corporate headquarters or any of location indicated in the notice of the meeting of shareholders. In such cases, shareholders may be admitted upon proof of identity. The Board of Directors may eliminate or shorten this time period by enacting a measure that benefits all shareholders alike.

Voting by correspondence shall occur according to the terms and conditions established under applicable laws and regulations based on article 21 of the by-laws permitting the Board of Directors to avail itself, as it deems appropriate, of the use of electronic technology.

The corporate by-laws do not provide for double voting rights.

Any shareholder who directly or indirectly comes to own a number of shares that crosses a threshold equal to each fraction of 1% of share capital of voting rights is required to notify the Company of his or her total ownership within five trading days of the event. Such notification shall occur by registered letter with proof of receipt and be sent to the attention of the General Secretariat at corporate headquarter. In the event of a failure to file said notification, one or more shareholders of a fraction of share capital equal to at least 1% may request that shares exceeding the threshold and subject to filing be denied their associated voting rights under the terms, conditions, and limitations established by law.

2 Share capital of the AGF Group

Conditions in the Company by-laws in respect of changes in share capital and the respective rights of various categories of shares, to the extent that they are more restrictive than the provisions of law: None.

2.1 Amount and form of share capital

At 31 December 2004, the Company's share capital totalled 866,609,375.31 euros, divided into 189,486,162 fully paid up shares.

These shares can be registered or bearer shares and may be sold at the discretion of shareholders, without any limitations and all of similar category.

The Company has the possibility to identify the shareholders by using a system that makes it possible to obtain the list of bearer shareholders from depository banks by going through Euroclear France.

2.2 Authorisations given to the Board of Directors to increase share capital

By virtue of delegations given by the Ordinary and Extraordinary General Meeting of Shareholders of 25 May 2004, the Board of Directors may in certain cases have the right to increase share capital and or to issue marketable securities as cited below on financial markets in France and abroad. When shares without preferential subscription rights are issued, the shareholders may in certain cases dispose of a priority subscription period under terms and conditions established by the Board of Directors, with only those unsubscribed shares being offered to the public in France or abroad.

By delegation of the Ordinary and Extraordinary General Meetings of Shareholders of 4 June 1999, 5 June 2001 and 25 May 2004, the Board of Directors may increase share capital over a period not to exceed 5 years and by a maximum of 5% of share capital for the benefit of Company employees who are members of a corporate savings plan and may also grant options to corporate officers and Company employees giving rights to subscribe to new or existing sharres deriving from buy-backs over a period not to exceed 38 months and in an amount not to exceed 4,000,000 shares.

2.3 AUTHORISATION GIVEN BY THE GENERAL MEETING OF SHAREHOLDERS

	Term of authorisations	Millions of euros	Number of shares
Issue of marketable securities with preferential subscription rights	26 July 2005	650 * 1,500 **	
Issue of marketable securities without preferential subscription rights	26 July 2005	650 * 1,500 **	
Capitalisation of reserves, profit, paid-in capital	26 July 2005	650 *	
Share capital increase in respect of exchange offer	26 July 2005	650 * 1,500 **	
Stock purchase or subscription rights to corporate officers and employees	25 July 2007		4,000,000 ***
Share capital increase for employee members of a corporate savings plan	25 May 2009		9,421,201 ****

* Maximum amount of share capital increase.

** Maximum amount of bond issue.

*** In 2004, 1,116,600 subscription options were granted to corporate officers and employees.

**** 787,675 shares were subscribed to by Group employees in 2004. For reasons of consistency with the law, the renewal of this resolution will be submitted prior to expiration and for a period of 26 months, to the Extraordinary General Meeting of Shareholders of 23 May 2005.

2.4 SECURITIES NOT REPRESENTATIVE OF SHARE CAPITAL

None.

2.5 SECURITIES GIVING ACCESS TO SHARE CAPITAL

– Pursuant to the authorisation given by the General Meeting of Shareholders of 19 December 1996, the Board of Directors granted corporate officers and certain employees 794,150 options for purchasing newly issued shares, increased to 798,993 in 2002 due to an adjustment to the number and price of options granted and unexercised at 14 May 2002, resulting from the distribution of reserves approved on that date. 679,049 of these options had been exercised at 19 December 2004, the date on which they expired.

– Pursuant to the authorisation given by the General Meeting of Shareholders of 28 May 1997, on 17 September 1997, the Board of Directors granted corporate officers and certain employees 734,500 options for purchasing newly issued shares, increase in 2002 to 749,436 due to an adjustment to the number and price of options granted and unexercised at 14 May 2002, resulting from the distribution of reserves approved on that date. 711,625 of these options had been exercised at 31 December 2004.

– Pursuant to the authorisation given by the General Meeting of Shareholders of 3 June 1998, on 18 September 1998, the Board of Directors granted corporate officers and certain employees 959,000 options for purchasing newly issued shares, increased in 2002 to 978,256 due to an adjustment to the number and price of options granted and unexercised at 14 May 2002, resulting from the distribution of reserves on that date.
359,861of these options had been exercised at 31 December 2004.

– Pursuant to the authorisation given by the General Meeting of Shareholders of 5 June 2001, on 2 September 2002, the Board of Directors granted corporate officers and certain employees 850,000 options for purchasing newly issued shares.
10,130 of these options had been exercised at 31 December 2004.

– Pursuant to the authorisation given by the General Meeting of Shareholders of 5 June 2001, on 23 September 2003, the Board of Directors granted corporate officers and certain employees 1,118,250 options for purchasing new shares.
None of these options had been exercised at 31 December 2004.

– Pursuant to the authorisation given by the General Meeting of Shareholders of 25 May 2004, on 21 September 2004, the Board of Directors granted corporate officers and certain employees 1,116,600 options for purchasing newly issued shares.
None of the options had been exercised at 31 December 2004.

At 31 December 2004, there were no other securities (convertible or exchangeable bonds, or warrants, etc.) giving access to the share capital of the Company.

2.6 Change in share capital

Year	Description	Number of shares	Paid in capital (in FF)	Par value (in FF)	Share capital (in FF)
31.08.1973	**Creation of Société centrale d'AGF** with share capital equal to that of the two companies of the AGF Group (AGF Vie and AGF Iart) (art. L 322-12 § 3 repealed by law no. 86-912 of 6 August 1986)	1,000,000		145	145,000,000
EGM 24.04.1980	– **Increase in share capital** from FF145 to 214.5 mn – Public issue of 100 000 new shares at FF695 (including FF550 paid-in capital) – With preferential rights to existing shareholders – Capitalisation of paid-in capital by raising the par value of each former and new share comprising new share capital (from FF145 to FF195)	1,100,000		195	214,500,000
AGM 30.06.1981	– **Increase in share capital** from FF214.5 to FF407mn by capitalisation of reserves – Increase in par value from FF195 to FF370	1,100,000		370	407,000,000
	– 2 for 1 split in par value through the exchange of 2 new shares at FF185 for 1 former share at FF370	2,200,000		185	407,000,000
AGM 27.06.1986	Division of share by 10	22,000,000		18,50	407,000,000
AGM 28.11.1990	**Share capital increase** through – Transfer of shares of Péchiney, Rhône-Poulenc, Total and BFCE – Capitalisation of a portion of paid-in capital – Par value increased from FF18.50 to FF120 ***Methods:*** – Issue of 4,431,308 shares, with rights of ownership a/o 01.01.1991, in exchange for assets – Valuation: FF987.89 / AGF share transferred to State (Péchiney, Rhône-Poulenc, Total) and FF1,261/share transferred to BFCE shareholders – Appropriation to the legal reserve (317,175,696)	26,431,308		120	3,171,756,960
19.12.1990	2 for 1 split	52,862,616		60	3,171,756,960
Board of 28.06.1991	Recognition of **share capital increase** by public tender offer on 25 June ***Methods:*** – Issue of 2,782,243 shares with share warrants (2 warrants for 1 share at FF535) – Issue price: 535 francs set by decree of 30.05.1991 – Minimal value of AGF set by the CP, (opinion of 27.05.1991): FF26 bn (FF491.84/share) – Domestic tranche: 1,669,346 shares – International tranche: 1,112,897 shares – BALO of 3 June 1991	55,644,859	1,237,988,578	60	3,338,691,540
Board of 24.01.1992	Recognition of **share capital increase** through issue 24.01.1992 of 74 shares from exercises of subscription warrants through 31.12.1991	55,644,933	69,881	60	3,338,695,980
EGM 02.02.1993	– **Increase in share capital** through contribution of 2,812,500 BfG shares by AMB and BGAG – Appropriation to the legal reserve ***Methods*** – Issue of 3,500,000 shares with rights of ownership a/o 01.01.1993 – Issue price: FF510 set by decree of 21.01.1993 – Minimal value of AGF set by the CP (opinion of 16.12.92): FF28 bn (FF503.19/share) – Valuation by Paribas – Exchange rate DM = FF3.40 – Valuation of BfG: DM186.667	59,144,933	1,552,568,986	60	3,548,695,980
Board of 22.01.1993	Recognition of **share capital increase** through issue of 75 shares from exercises of warrants through 31.12.1992	59,145,008	35,625	60	3,548,700,480

Year	Description	Number of shares	Paid in capital (in FF)	Per value (in FF)	Share capital (in FF)
EGM 01.12.1993	Recognition of **share capital increase** through contribution of 6,645,890 Métropole shares by its shareholders	66,455,487	3,565,926,208	60	3,987,329,220
Board of 07.12.1993	– Appropriation to legal reserve ***Compensation for contribution:*** – Issue of 7,310,479 AGF shares with – Rights of ownership a/o 01.01.1993. Exchange parity 11 AGF shares for 10 Métropole shares – Valuation by Arjil ***Restatement of treasury shares:*** – Restatement: 5,728,349 shares held by AGF Vie (4,097,016) and AGF Richelieu (1,631,333) – Sale price: FF657 set by decree of 07.12.1993 – Minimal value of AGF shares sold set by CP (notice of 02.12.1993): FF3.5 bn (FF611/share)				
Board of 17.01.1994	– Recognition of **share capital increase** from issue of 1,388,477 shares through exercise of balance of subscription warrants (see Board of 28.06.1991) – Appropriation to the legal reserve	67,843,964	638,837,957	60	4,070,637,840
Board of 24.06.1994	Recognition of **share capital increase** from issue of 175,830 shares in payment of 1993 dividend (issue price: FF463)	68,019,794	70,859,490	60	4,081,187,640
29.07.1994	2 for 1 split	136,039,588		30	4,081,187,640
19.07.1995	Recognition of **share capital increase** from issue of 104,122 shares in payment of 1994 dividend (issue price: FF161)	136,143,710	13,639,892	30	4,084,311,300
Board of 17.09.1997	Recognition of **share capital increase** from issue of 895,675 shares in payment of 1996 dividend (issue price: FF176)	137,039,385	138,087,525	30	4,111,181,550
17.12.1997	**Increase in share capital** to pay for shares of Worms & Cie tendered in joint AGF-Someal offer, through the creation of 27,194,110 shares (issue price: FF227.50)	164,233,495	5,139,605,373	30	4,927,004,850
09.01.1998	Recognition of **share capital increase** through OSCAR conversions during 1997, leading to 8,102,261 new shares	172,335,756	1,469,947,533	30	5,170,072,680
15.04.1998	Recognition of **share capital increase** through OSCAR conversions since 1 January 1998, and 8,000 stock option exercises, leading to a total of 10,977,788 new shares	183,313,544	1,990,572,504	30	5,499,406,320
03.06.1998	Recognition of **share capital increase** through OSCAR conversions since 15 April 1998, and 6,000 stock option exercises leading to a total of 338,515 actions	183,652,059	67,668,928	30	5,509,561,770
18.09.1998	Recognition of **share capital increase** through OSCAR conversions since 3 June 1998, the exchange of Worms shares, and 75,000 stock option exercises, leading to a total of 659,893 new shares	184,311,952	115,828,561	30	5,529,358,560
27.11.1998	Recognition of **share capital increase** through OSCAR conversions since 17 September 1998, and 2,500 stock option exercises, leading to a total of 8,132 new shares	184,320,084	1,223,857	30	5,529,602,520
08.03.1999	Recognition of **share capital increase** through stock option exercises, leading to a total of 79,800 new shares	184,399,884	8,651,363	30	5,531,996,520
04.06.1999	Recognition of **share capital increase** through stock option exercises, leading to a total of 2,500 new shares	184,402,384	68,983	30	5,532,071,520

Year	Description	Number of shares	Paid in capital *(in euros)*	Share capital *(in euros)*
04.06.1999	Recognition of **conversion of share capital into euros and elimination of references to the par value of shares**	184,402,384	(77,560,004)	843,358,867
14.09.1999	Recognition of **share capital increase** through stock option exercises, leading to a total of 16,000 new shares	184,418,384	301,850	843,432,042.52
03.12.1999	Recognition of **share capital increase** through stock option exercises, leading to a total of 22,026 new shares	184,440,410	485,354	843,532,777.77
27.03.2000	Recognition of **share capital increase** through stock option exercises, leading to a total of 98,650 new shares	184,539,060	174,542	843,983,950.59
20.09.2000	Recognition of **share capital increase** through stock option exercises, leading to 21,144 new shares	184,560,204	408,563	844,080,652.04
06.12.2000	Recognition of **share capital increase** from stock option exercises, leading to 18,630 new shares	184,578,834	359,986	844,165,855.79
12.03.2001	Recognition of **share capital increase** from stock option exercises, leading to 8,700 new shares	184,587,534	168,109	844,205,644.97
19.09.2001	Recognition of **share capital increase** from stock option exercises, leading to 34,400 new shares	184,621,934	728,497.60	844,362,972.34
07.12.2001	Recognition of **share capital increase** from stock option exercises, leading to 1,000 new shares	184,622,934	18,865.56	844,367,545.81
04.03.2002	Recognition of **share capital increase** from stock options, leading to 108,200 new shares	184,731,134	2,041,434.33	844,862,395.27
02.09.2002	Recognition of **share capital increase** from: – stock options, leading to 11,241 new shares – the increase of share capital reserved for employees on 14 August 2002 leading to 1,494,934 new shares	186,237,309	52,582,453.56	851,750,841.45
15.11.2002	Recognition of **share capital increase** from: – the exercise of stock options relative to the September 1997 plan, leading to 649,257 new shares – the exercise of stock options relative to the December 1996 plan, leading to 6,198 new shares	186,892,764	17,571,780.11	854,748,545.23
14.03.2003	Recognition of **share capital increase** from the exercise of stock options leading to 13,396 new shares	186,906,160	254,657.26	854,809,812.23
26.05.2003	–	–	–	–
18.07.2003	Recognition of **share capital increase** resulting from the exercise of stock options leading to the creation of 3,066 new shares	186,909,226	56,289.25	854,823,834.49
23.09.2003	Recognition of **share capital increase** resulting from the exercise of stock options leading to the creation of 18,879 new shares	186,928,105	359,132.40	854,910,177.04
09.12.2003	Recognition of **share capital increase** resulting from the exercise of stock options leading to the creation of 22,258 new shares	186,950,363	408,638.67	855,011,973.35
29.12.2003	Recognition of **share capital increase** resulting from: – the increase in share capital reserved for employees on 29 December 2003, leading to the creation of 1,214,304 new shares – stock option exercises leading to the creation of 7,972 new shares exercised since the last meeting of the Board of Directors of 09.12.2003	188,172,639	36,685,658.14	860,602,016.60
15.03.2004	Recognition of **share capital increase** resulting from the exercise of stock option leading to the creation of 73,959 actions	188,246,598	2,142,394.83	860,940,265.90
25.05.2004	Recognition of **share capital increase** resulting from stock option exercises leading to the creation of 177,423 new shares	188,424,021	6,041,557.62	861,751,704.76

Year	Description	Number of shares	Paid in capital *(in euros)*	Share capital *(in euros)*
13.08.2004	Recognition of **share capital increase** resulting from – increase of share capital reserved for employees on 24 June 2004 leading to the creation of 787,675 new shares – stock option exercises leading to the creation of 10,418 new shares	189,222,114	27,217,559.72	865,401,759.57
21.09.2004	–	–	–	–
06.12.2004*	Recognition of **share capital increase** resulting from stock option exercises leading to the creation of 236,028 new shares	189,458,142	7,552,347.54	866,481,226.67

* For information purposes: 28,020 shares from exercises of stock subscription exercisses were booked at 31.12.2004 and will be recognised at the next meeting of the Board of Directors of AGF SA on 14 March 2005.

3 Distribution of share capital and voting rights

3.1 Number of voting rights

The number of voting rights published in Balo on 9 June 2004 was 176,123,750.
A summary table over 3 years is presented in point 3.6 below (page 10).

3.2 Number of shareholders

The number of bearer shareholders from the most recent study *"Titre au porteur identifiable (TPI)"* requested of Euroclear France at 31 December 2004 was 98,860.
At 31 December 2004, the number of registered shareholders was 3,890.

Shareholders of 5% or more of share capital and voting rights

Shareholders holding 5% or more*	Nb of shares at 31.12.2004	% of share capital at 31.12.2004	Voting rights at 31.12.2004
Allianz AG	110,133,270	58.1%	62.5%
Total	**110,133,270**	**58.1%**	**62.5%**

* To the best of the Company's knowledge, no shareholders other than Allianz AG held more than 5% of share capital or voting rights at 31 December 2004.

3.3 Share capital and voting rights held by members of administrative bodies and management

At 31 December 2004, directors and corporate officers held 57,780 shares of AGF, or 0.030% of share capital and 0.033% of voting rights.

3.4 AGF shares in the portfolios of companies held majoritively

At 31 December 2004, société AGF held 11,945,611 shares, or 6.3% of the share capital of the Company.

In order to limit share volatility, avoid erratic movements and give shareholders long-term security from irrational share movement mainly due to speculative trading, AGF signed a liquidity contract on 13 November 2003, in respect of 1,870,000 shares and 20 million euros in cash, which went into effect on 25 November 2003.

An additional 500,000 shares were added to the contract on 6 February 2004. The contract expired on 12 November 2004 and led to a net sale in 2004 of 1,606,728 shares, after 330,272 in 2003, bringing the share balance to 433,000 and the cash balance to 113.4 million euros at maturity.
A new liquidity contract was in the process on being signed in early 2005, pursuant to new regulations of the AMF.

3.5 Authorisation given to the company to trade its own shares on the bourse

Pursuant to article L. 225-209 of the Commercial Code, the Board of Directors was authorised by the General Meetings of Shareholders of 4 June 1999, 30 May 2000, 5 June 2001, 14 May 2002, 26 May 2003 and 25 May 2004 to trade the Company's stock under an authorisation to buy back shares of the Company in pursuit of several objectives.
At 31 December 2004, Société AGF held 11,945,611 shares pursuant to these authorisations.
This authorisation is likely to be renewed by the General Meeting of Shareholders of 23 May 2005, under the same legal framework and subsequent to the publication of an official *note d'information* approved by the AMF with the following limitations:
– maximum purchase price: 90 euros, net of acquisition fees,
– minimum sale price: 35 euros, net of sale fees.

Maximum number of shares that may be acquired or held: 10% of total existing shares. Given the fact that AGF directly held 6.25% of share capital (or 11,854,009 shares) at 11 March 2005, the maximum number of shares that may be acquired stood 7,109,265 shares, or 3.75% of the share capital of the Company.

3.6 Distribution of share capital at 31 December 2002, 2003 and 2004

Change in shareholder structure over three years at 31.12.2004

Shareholder structure	Position at 31.12.2004			Position at 31.12.2003			Position at 31.12.2002		
	Number of shares	% of share capital	% of voting rights	Number of shares	% of share capital	% of voting rights	Number of shares	% of share capital	% of voting rights
Allianz AG	110,133,270	58.1	62.5	110,133,270	58.5	64.2	110,133,270	58.9	64.8
Treasury	11,945,611	6.3		13,624,919	7.2		15,415,774	8.2	
AGF employee investment fund (FCP)	4,832,657	2.6	2.7	4,353,925	2.3	2.5	3,351,994	1.8	2.0
Various institutions	55,318,019	29.2	31.4	52,145,894	27.8	30.4	49,432,288	26.5	29.1
Various individuals	7,256,605	3.8	4.1	7,914,631	4.2	4.6	8,572,834	4.6	5.0
Total	**189,486,162**	**100.0**		**188,172,639**	**100.0**		**186,906,160**	**100.0**	
including bearer shareholders	61,251,005	32.3	34.8	59,608,123	31.7	34.8	55,470,148	29.7	32.6
including corporate officers	40,000	0.0	0.0	40,000	0.0	0.0	40,000	0.0	0.0
including resident shareholders	49,924,178	26.3	28.3	47,942,738	25.5	28.0	54,478,099	29.1	32.0

There are no double voting rights. The difference between the percent of share capital and the percent of voting rights derives from the number of treasury shares on the date of the last General Meeting of Shareholders of 25 May 2004.

No pact, cooperative agreement, group of partner shareholders, or treasury share has been declared to the market authorities. Individual and institutions who can exercise a controlling interest on the company: at the conclusion of the friendly takeover offer launched 16 February 1998 on AGF, Allianz AG, with more than one-half of the share comprising the share capital of the Company, held the controlling interest.

4 Market for the company's securities

4.1 Shares issued on the *Premier Marché*

At 31 December 2004, 189,486,162 AGF shares were listed on the Premier Marché (Eurolist since 21 February 2005) of Euronext Paris (date of introduction on the official list 16 February 1976) and eligible for the deferred settlement system (SRD).
Under the authorisations given by the General Meetings of Shareholders of 28 May 1997 and 3 June 1998, on 8 March 2000, the Board of Directors approved a euro-issue of 450 million euros in subordinated securities on the Premier Marché of Euronext Paris.

The issue, which was covered in an official circular approved by the COB (n° 00-249 on 2 March 2000 and is now rated BBB+ by Standard & Poor's, is divided into two tranches of 225 million euros each, maturing in 20 years, one at fixed rates (6.625% per year for the first ten years) and the second at floating rates (3 month Euribor + 78 basis points per year, also for the first ten years).

AGF has an early redemption option starting in the eleventh year. If that option is not exercised, then the last ten years will be calculated for both tranches at the 3-month Euribor + 178 basis points per year.

4.2 Other markets

AGF share may also be traded on the London SEAQ, and since the privatisation, it has traded under the ADR programme in the United States (listing 144 A). And finally, options on AGF stock are traded regularly on the Paris MONEP *(Marché des Options Négociables de Paris)*.

5 Dividends

From 1997 to 2003, AGF's policy has been to maintain its dividend distribution rate at a level situated between 40% and 50% of annual consolidated net earnings. For fiscal year 2004, the Group, confident of its future, will recommend that the General Meeting of Shareholders of 23 May 2005 approve a net dividend of 2.60 euros.

Dividend prescription: pursuant to the provisions of article 2277 of the Civil Code, dividends that are unclaimed at the end of a 5 year period are deemed to have lapsed. In such cases, they revert to the Public Treasury in keeping with article L. 27of the law of State Domain *(Code du Domaine de l'État)*.

ADMINISTRATIVE BODIES

1 FUNCTIONING OF ADMINISTRATIVE BODIES

1.1 INTERNAL REGULATIONS OF THE BOARD OF DIRECTORS

The Board of Directors has internal regulations, which are regularly made consistent with the requirements of law. They take into consideration recommendations on corporate governance from the Viénot and Bouton reports, the Financial Security Law and the AMF, and serve to formalize the Board's roles in its methods of operations.

1.1.1 The main characteristics are the following

Role and functioning of the Board

The Board of Directors, which functions collegially, provides for the control of the management of the Company. It established strategic directions of the Company and sees to its optimal performance.

The Board meets four times per year when called by the Chairman and as often as Company interests require.

In order to exercise his mandate under optimal conditions, the directors receive from the company on a timely basis the information needed on items on the agenda of Board meetings, and any additional information of interest, principally major press articles and financial analyst reports relative to the Company.

Moreover, internal regulations require that the Board devote an item on its agenda each year to a review of its functioning followed by a discussion. This occurred at the Board meeting of 15 March 2004 subsequent to the input of an outside consultant, Egon Zehnder International. The results of the study were then the subject of an in-depth and detailed review by the Chairmen of the three study committees. A certain number of recommendations were adopted by the Board of Directors, principally the regular presentation of insurance businesses, the drafting of more complete and problem-oriented minutes by the Audit Committee, the annual presentation in the meeting of the Compensation Committee of the succession plan for Group executives, as well as regular comparisons to budget throughout the year. The issue relates to improving the information upstream, regularly informing the members of the Board on the life of the Company and the reaction of financial markets. These changes make it possible to involve the Board more deeply in major strategic decisions of the AGF Group. During 2004, a majority of these recommendation were put into practice by the Board of Directors, since it successively heard presentations on life and financial services and health insurance as well as a presentation of financial statements fostering a better appreciation of the contribution of major businesses to consolidated results. It also regulatly received comparisons with the market as well as financial analyst studies. In addition, in its meeting of 6 December 2004, the Compensation Committee presented the succession plan of Group executives. And lastly, the Board decided that conducting its own evaluation would be more reasonable at the end of 2005 in order to determine its progress in functioning and efficiency.

Rights and obligations of Directors

Under the director's charter, each members has specific rights: the right to receive relevant information on a regular or occasional basis, the right to meet with corporate managers even in the absence of corporate officers, etc. There are also certain countervailing obligations. Each director must devote the time and attention needed for the exercise of his mandate. He also has an obligation of loyalty, which requires him to disclose any conflict of interest, as well as an obligation of confidentiality in respect of privileged information. He is limited in this ability to trade AGF and Euler Hermes stock. Directors are now required to declared sales and purchases of said shares by themselves and individual and organisation related to them to the AGF Group Ethics Officer within 5 trading days following the transaction. The extensive definition of the European Directive of 29 April 2004 has been applied in order to follow the recommendations of the AMF.

In addition to the 10 shares that must be held individually be each director, pursuant to the by-laws of the Company, the internal regulations of the Board of Directors stipulate that directors with no function in the AGF Group should hold at least 500 shares.

Frequency of Board meetings

The Board of Directors meets at least four time per year based on a calendar sent to them in order to facilitate their dedication. These meeting are held in March for the annual financial statements, in May on the occasion of the annual General Meeting of Shareholders and quarterly financial statements, in September for the half-year financial statements, in November/December for the budget. In respect of supplementary meetings, they are held to review specfic subjects.

Pursuant to internal regulations, the Board has studied and given its agreement to strategic directors of the company and has examined the major parameters of annual budgets, the financial and cash situation of the company as well as its policy in reinsurance and asset allocation.

Moreover, during fiscal year 2004, the main non-recurring themes were reviewed:
– several external growth projects in France and partnerships in various areas (acquisition of AVIP, etc.);
– the strategic and organisational refocusing plan for AGF Group health business (transfer to RAM-GAMEX of activities – Mandatory Risks "contributions" and "benefits");
– the reorganisation of business in AGF (property and casualty and life and financial services);
– the increase in share capital reserved for employees;
– the completion of several disposal operations (Entenial, Sophia, Eurofactor, AGF Belgium Bank, property and casualty in Chile, restructuring of the scope of Mondial Assistance; the Belgian subsidiary Zwolsche Algemeene;
– the organisation of Risk Management within the AGF Group.

Committees of the Board of Directors

Three permanent study committees have been put into place by the Board of Directors in order to guide it and facilitate its decisions on specific questions. They are: the Audit Committee, the Transactions Committee and the Compensation Committee. Each committee is chaired by an independent individual (director or non-voting director), assisted as need be by a Vice Chairman. Both are designated by the Board upon the recommendation of its Chairman.

Each committee has internal regulations adopted by the Board in 15 March 2004 in order to formalise and expand upon its rules of operation.

• The Audit Committee comprises:
Mr. Dominique Ferrero, Chairman;
Mr. Robert Hudry;
Mr. Detlev Bremkamp;
Mr. Jean-Michel Mangeot, Secretary.

The mission of the Audit Committee is to:
– analyse financial statements before their presentation to the Board of Directors and assure that accounting methods are relevant;
– approve the General Group Audit programme;
– be consulted on the appointment or renewal of the terms of statutory auditors and review their audits of financial statements;
– examine any point that might have a significant impact on the Group;
– carry out special missions assigned by the Board of Directors.

• The Transactions Committee comprises the following individuals:
Mr. Yves Cannac, Chairman;
Mr. Diethart Breipohl;
Mr. Hans-Dieter Kalscheuer;
Mr. Jean-Michel Mangeot, Secretary.

The Committee's mission is to:
– review all transactions of more than 5 million euros, any acquisition or sale of a consolidated stake between AGF and Allianz or one of its group companies, as well as any bond issue by Allianz to which the AGF Group might subscribe at more 25%, and verify that all of the above are in the interest of minority shareholders. Its opinion is required before any decision of the Board of Directors;
– to carry out special assignments given by the Board of Directors.

• The Compensation Committee comprises the following individuals:
Mr. André Levy-Lang, Chairman;
Mr. Michael Diekmann;
Mrs. Béatrice Majnoni d'Intignano;
Mr. François Thomazeau, Secretary.

The mission of the Compensation Committee is to:
– make recommendations to the Board concerning the remuneration and retirement of the Chairman, as well as other corporate officers as need be;
– make recommendations to the Chairman concerning the remuneration and retirement of non-corporate officer members of the Executive Committee;
– review recommendations of General Management in respect of the implementation of stock subscription or purchase plans authorisations by the Extraordinary General Meeting of Shareholders;
– carry out special assignments given by the Board of Directors.

BOARD OF DIRECTORS GENERAL MANAGEMENT

BOARD OF DIRECTORS AT 31 DECEMBER 2004

		Offices and appointments	1st appointment and end of term	Biography
	Jean-Philippe THIERRY 56 years of age French national Chairman and Chief Executive Officer of AGF AGF, 87 rue de Richelieu 75002 Paris Number of AGF shares: 40,000	***President and Chief Executive Officer*** AGF AGF Holding ***Chairman of Board of Directors*** AGF Iart AGF Vie Château Larose-Trintaudon ***Chairman of Supervisory Board*** Euler Hermes ***Director*** AGF International AGF Ras Holding/Netherlands Allianz Seguros y Reaseguros/Spain ***Member of Supervisory Board*** Cie Financière Saint Honoré Groupe Taittinger ***Non-voting director*** Baron Philippe de Rothschild SA Paris Orléans Eurazeo ***Office held in 2004 that is no longer held:*** Chairman of SC Holding	From 5 June 2001 to AGM of 2008	• Graduate of the Institut d'Études Politiques de Paris and graduate degree in economics (Études Supérieures en Sciences Économiques). • From 1978 to 1989, GPA Assurances, Chairman from 1989 to 2000. • Since 1996, Chairman of the F.F.S.A. and Vice-Chairman, then Chairman of the F.F.S.A. for 1 year. • From 1989 to 1997, Worms & Cie (future Athéna Assurances) and Chairman from 1992. • From 1998 to 2000, Generali France and Chairman from 1999. • Since 5 June 2001, Chairman and Chief Executive Officer of the AGF Group. **Distinctions** • Officer of the National Order of Merit. • Chevalier of the National Legion of Honor. • Honorary member of the French Institute of Actuaries. • Foreign Trade Advisor for France.
	Michael DIEKMANN 50 years of age German national Chairman of Executive Board, Allianz AG ALLIANZ AG, Königinstrasse 28, 80802 Munich Germany Vice-Chairman of Board of Directors of AGF Member of Compensation Committee Number of AGF shares: 500	***Chairman of Supervisory Board within Allianz Group*** Allianz Lebensversicherungs-AG/Germany, Allianz Versicherungs-AG/Germany, Dresdner Bank AG/Germany, Allianz Global Investors AG/Germany ***Member of Supervisory Board within Allianz Group*** RAS Riunione Adriatica di Sicurta S.p.A./Italy, Allianz of America, Inc ***Vice-Chairman of Supervisory Board within Allianz Group*** Linde AG/Germany ***Member of Supervisory Board outside AllianzGroup*** BASF AG/Germany, Lufthansa AG/Germany	From 26 May 2003 to AGM of 2007	• Law and philosophy degree from University of Göttingen (Germany). • From 1983 to 1986, Financial Director of Diekmann/thieme GBR (editor). • From 1987 to 1988, Chairman of Diekmann/Thienne GBR. • From 1988 to 1989, Assistant Director of Regional Office in Hamburg – Allianz Versicherungs-AG. • In 1990, Director of Sales at Hamburg office of Harburg – Allianz. • From 1991 to 1992, Director of Hanover Office – Allianz. • In 1993, Director of Individual Customer Relations – Allianz Versicherungs-AG, Munich. • From 1994 to 1995, Director of Sales and member of Executive Committee of regional office of Rhénanie in North-Westphalia. • From 1996 to 1997, Director of Allianz Insurance Management Asia Pacific Pte. Ltd., Singapore. • In 1998, Member of Executive Board of Allianz AG, Munich, head of Asia-Pacific Region. • In 2000, Member of Executive Board of Allianz AG, Munich, head of Asia-Pacific, Central and Eastern Europe, Middle East and Group Management Development. • Since 2002 Member of Executive Board of Allianz AG, Munich, head of Americas region and Group Human Resources. • Since 19 April 2003, Chairman of Allianz AG.

		Offices and appointments	1st appointment and end of term	Biography
	Diethart BREIPOHL 65 years of age German national Allianz AG, Königinstrasse 28, 80802 Munich, Germany Member of Transactions Committee Number of AGF shares: 500	***Member of Supervisory Board*** Allianz AG/Germany, Beiersdorf AG/Germany, Continental AG/Germany, Karstadt Quelle AG/Germany, Euler Hermes ***Chairman of Supervisory Board*** KM Europa Metal AG/Germany ***Director*** Crédit Lyonnais ***Office held in 2004 that are no longer held:*** Banco Popular Espanol/Madrid since 20 April 2004 BPI Banco Portugues de Investimenti, Porto since 21 April 2004	From 3 June 1998 to AGM of 2006	• Doctor of Law (Germany). • Professional experience in insurance and banking in France and Germany. • In 1970, joined Allianz Group: – From 1970 to 1986, financial manager, – From 1986 to 1999, member of Executive Board, successively responsible for investments, human resources, then the financial division. • Since 2000, member of the Supervisory Board of Allianz AG.
	Detlev BREMKAMP 60 years of age German national Member of Executive Board of Allianz AG Allianz AG Königinstrasse 28, 80802 Munich, Germany Member of Audit Committee Number of AGF shares: 500	***Director*** Asea Brown Boveri AG/Germany Hochtief AG/Germany, Allianz Global Risks Rückversicherungs-AG/Germany, Allianz General Insurance Company SA/Greece, Allianz Life Insurance Company SA/Greece, Riunione Adriatica di Sicurta SpA/Italy, ACIF/Italy, Lloyd Adriatico/Italy, RAS International NV/Netherlands, Allianz Nederland Groep NV/Netherlands, AGF RAS Holding BV/Netherlands, Allianz Portugal S.A., Companhia de Seguros/ Portugal, Allianz Risk Transfer/Switzerland, Elmonda Assistance/Switzerland, Allianz, Compania de Seguros y Reaseguros S.A./ Spain, Allianz Marine et Aviation/ Germany, Allianz Global Risks/US, Allianz Underwriters Insurance Co	From 3 June 1998 to AGM of 2005	• Professional diploma in insurance sector (Germany). • From 1963 to 1987, various positions in Allianz AG. • From 1987 to 1994, head of Europe and Overseas regions, then member of Executive Board. • From 1994 to 1997, head of Eastern Europe, South America regions and reinsurance. • Starting 1997, head of Europe, Near East, Africa and Reinsurance. • Since 2001, head of Europe II, reinsurance, Alternative Risk Management, Allianz Global Risks and assistance/Travel insurance.
	Antoine JEANCOURT-GALIGNANI 68 years of age French national Chairman of Gecina Gecina 14-16 rue des Capucines 75002 Paris Number of AGF shares: 11,818	***Chairman of Board of Directors*** Gecina ***Chairman of Supervisory Board*** Euro Disney SCA ***Director*** Kaufman & Broad SA, Société Générale, Total ***Member of Supervisory Board*** Oddo & Cie SCA ***Offices in foreign companies*** SNA Holding (Bermuda) Ltd/Bermuda (Chairman of Board of Directors), SNA SAL/Lebanon (director), SNA-Re (Bermuda) Ltd/Bermuda (director), Jetix Europe NV/Netherlands (member of Supervisory Board), Hypo Real Holding AG/Germany (member of Supervisory Board)	From 3 June 1998 to AGM of 2006	• Graduate study in law and from Institut d'Études Politiques de Paris, student at E.N.A. • Finance inspector. • From 1973 à 1979, Assistant Managing Director at Caisse Nationale de Crédit Agricole. • From 1988 to 1994, Indosuez where he was Managing Director, then President. • From 1991 to 1994, Chairman of the Institute of International Finance/Washington DC. • From 1994 to 2001, Chairman and Chief Executive Officer of AGF. • Since 2001, Chairman of Board of Directors of Gecina. Distinctions • Officer of the Legion of Honor. • Commander of the National Order of Merit. • Military cross. • Chevalier of Agricultural Merit. Publications • La France déboussolée, Ed. Odile Jacob, Paris, 2002.

		Offices and appointments	1st appointment and end of term	Biography
	Yves CANNAC 69 years of age French national Member of Economic and Social Council 19 rue Pauline Borghèse 92200 Neuilly/Seine Independent director Chairman of Compensation Committee Number of AGF shares: 500	***Director and member of Accounting Committee*** Société Générale ***Director and Chairman of Strategy Committee*** Caisse des Dépôts Développement until AGM of March 2005 (date of absorption by Caisse des Dépôts) ***Member of Supervisory Board*** Solving International	From 19 September 1996 to AGM of 2008	• Student at the École Normale Supérieure and E.N.A., degree in history, honorary member of Council of State. • From 1969 to 1972, Technical Advisor to the cabinet of Prime Minister Jacques Chaban-Delmas. • From 1973 to 1974, Assistant Director of the cabinet of Minister of the Economy Valéry Giscard d'Estaing. • From 1974 to 1978, Assistant secretary general of the Presidency of the Republic. • From 1978 to 1981, Chairman and Chief Executive Officer of Havas. • In 1985, he began to serve as Chairman of the CEGOS Group, which he did for 14 years. • From 1990 to 1993, Chairman then Honorary Chairman of the Institut de l'Entreprise. • Since 1999, Member of the Economic and Social Council as an individual qualified in the economic, social, scientific or cultural areas. Distinctions • Chevalier of the Legion of Honor. • Officer of Merit. Publications • Le juste Pouvoir, 1983. • La bataille de la compétence, 1984. • Pour un État Moderne, 1993.
	Hans-Dieter KALSCHEUER 68 years of age German national Lechelstrasse 74, D 80997 Munich, Germany Independent director Member of the Transactions Committee Number of AGF shares: 500	***Member of the Supervisory Board*** Mack und Schühle AG (Vorsitz)/ Germany, IC Immobilier Holding AG (Vorsitz)/ Germany ***Offices held in 2004 that were no longer held as of 14 May 2004:*** Rewe-Zentral AG/Germany, Rewe-Zentralfinanz eG/Germany, Rewe Deutscher Supermarkt KgaA/ Germany	From 3 June 1998 to AGF of 2006	• Degree in commercial engineering, M.B.A. at INSEAD de Fontainebleau, Doctor of Political Science. • From 1963 to 1966, BULL. • As of 1967, he joined NESTLE AG where he served successively as: – 1967-1971, Manager of the mineral water company Vorlo Getraenke Gimbh, Bad Rietenau. – 1971-1976, NESTLE SA/Vevey director delegate Aquivest SA/Vevey and product director "beverages". – 1976-1980, Managing Director NESTLE Deutschland AG/Frankfurt (Finance/Administration). – 1981-1992, Chairman and Chief Executive Officer of ALLGÄUER ALPENMILCH AG/Munich. – 1993-1996, Vice-Chairman of the Management Committee of NESTLE DEUTSCHLAND AG/Frankfurt. – 1997-2000, Chairman Chief Executive Officer of PERRIER VITEL SA. – From 1965 to 2002, Visiting professor and honorary professor at l'INSEAD/Fontainebleau, Technische Universitat/Berlin, Universitat Wuerzburg, Technische Universitat Munchen in Management, Finance, IT and Marketing. **Distinctions** • Saatsmedaille fuer besopnderer Verdienste um die bayerische Wirtschaft (1989), • Bundesverdienstkreuz am Bande (1992), • Bayerischer Verdienstorden (1996) Publications • Integrierte Datenverarbeitungssysteme fuer die Unternehmensfürhrung, Berlin 1967. • Die betriebliche Planung und Kontrolle mit elektronicher Datenverarbeitung, Berlin 1973 Publications and conferences Corporate management, Management, Finance, Marketing, IT.

		Offices and appointments	1st appointment and end of term	Biography
	André LEVY-LANG 67 years of age French national Associate Professor Emeritus at the University of Paris Dauphine 23, Bd Jules Sandeau 75016 Paris Independent director Chairman of the Compensation Committee Number of AGF shares: 1,000	***Director*** DEXIA SA, Schlumberger, Institut Europlace de Finance, Institut des Hautes Études Scientifiques, SCOR SA, SCOR Vie SA ***Member of Supervisory Board*** Paris Orléans ***Governor*** American Hospital, Paris	From 3 June 1998 to AGM of 2006	• Student at École Polytechnique and Doctor (Business Administration) from Stanford University. • From 1962 to 1974, Schlumberger. • From 1974 to 1988, he occupied various position in the Paribas Group where he was Chairman from 1990 to 1999. • Since 2001, he has taught finance at Université Paris IX-Dauphine as an associate professor. • He also leads a Group at Institut Français des Administrateurs on strong practices and governance and co-chairs the Comité de pilotage on the reform of the Parisian stock listing. Distinction Officer of the Legion of Honor.
	Dominique FERRERO 57 years of age French national Senior Advisor Vice Chairman of Merrill Lynch Merrill Lynch SAS 112 Avenue Kléber 75016 Paris Independent director Chairman of the Audit Committee Number of AGF shares: 580	***Director*** Vinci (member of the Compensation Committee and Chairman of the Investment Committee)	From 14 May 2002 to the AGM of 2006	• Student at École Normale Supérieure. • From 1978 to 1994, he occupied various positions at the Banque Française du Commerce Extérieur. • From 1994 to 1996, Managing Director of the Banque Française du Commerce Extérieur. • From 1996 to 1999, Managing Director of Natexis, then Natexis Banques Populaires • From 1999 to 2003, Executive Managing Director of Crédit Lyonnais, Managing Director of Crédit Agricole Indosuez. • In 2003, Managing Director Delegate of Crédit Agricole Indosuez (CAI). • End of 2004, he joined Merrill Lynch as senior adviser and vice-chairman of Merrill Lynch Europ. Distinctions • Chevalier of the Order of Merit. • Chevalier of the Legion of Honor.
	Béatrice MAJNONI D'INTIGNANO 62 years of age French national University professor (Université Paris XII) 12 rue Debelleyme 75003 Paris Independent director Member of the Compensation Committee Number of AGF shares: 1,455	***Member of the Supervisory Board*** Air Liquide	From 19 September 1996 to the AGM of 2008	• Degree in law and economics. • Since 1975, University professor (Université Paris XII). • Since 1985, Member of editorial committee of "Commentaire". • Since 1997, Member of the Economic Analysis Committee. • Various activities as a consultant and advisor. Distinctions • Chevalier of the Legion of Honor. • Officer of the Order of Merit. Publications • Hippocrate et les technocrates (with J.C. Stephan), 1983, • Lhôpital au XXIe siècle (with D. Jolly), 1990, • Santé mon cher souci, 1987 and 1989, • La Protection Sociale, Femmes si vous saviez/ Prix Tannesse, • L'Usine à chômeurs, 1998/Prix Zerilli Marimo • L'égalité entre femmes et hommes, aspects économiques, 1999, • Le sexe médiateur, 2000, • Économie de la Santé, 2001, • Santé et Économie en Europe, 2001, • Monnaies et Instabilité monétaire, 2003. Other publications Articles in "Commentary".

		Offices and appointments	1st appointment and end of term	Biography
	Hervé de VEYRAC 40 years of age French national General agent 10 rue Jean Mermoz 13008 Marseille Representative of general agents Number of AGF shares: 388 incl. 378 held through a *Société en participation*		Elected director to represent general agents at AGM of 25 May 2004	• Diploma in private law and diploma from the Institut des Assurances of Aix Marseille (1987). • From 1988 to 1993, sales representative of Agence Générale d'Assurance AGF–D de VEYRAC and Sarl de VEYRAC et Cie. • From 1993 to 1999, General Agent of AGF in association with Dominique de VEYRAC. • Associate director of Sarl de VEYRAC et Cie. • From 1996 to 2003, Vice Chairman of the Chambre Départementale de Marseille de la Fédération Nationale des syndicats généraux d'assurances. • From 1998 to 2000, Secretary general of SAGAGEM (union for general agents of AGF). • Since January 2000, General insurance agent, AGF in association with Romain de VEYRAC. Associate Director of Sarl de VEYRAC et de LALEU. • From 2000 to 2002, General Secretary of SAGGA (union for agents of ALLIANZ and AGF). • From 2002 to February 2004, Chairman of SYNDICAT SAGGORA (sole union for all general agents of AGF). • Since 1996, Director of Association Interprofessionnelle de Médecine du Travail.
	Mariano SOROLLA 51 years of age French national Manager of investment unit – Certified investment management advisor 20 rue Eugène Sue 75018 Paris Representative of employee shareholders Number of AGF shares: 19		From AGF of 30 May 2000 to AGM of 2008	• Diploma in foreign languages and investment management. • 1975, Professor of French – language school MAGAZ. • 1976, Secretary to the Chancellery and military justice. • 1978, AGF – Savings advisory trainee, serves in various inspection positions in AGF Vie then Assurfinance, now, Commercial inspector trainer. • January 2005, Manager of the regional Asset Unit, Manche Océan and AGF FinanceConseil network.
	Anita MAC-AULIFFE 53 years of age French national Manager of a Major Direct Customers, Contingency Management Center AGF, Distribution Department Group Contingency, 20 Place de la Seine, Tour Neptune, 92400 Courbevoie, La Défense Representative of Management Number of AGF shares: 10		Elected director 15 June 2000 by management employees, reelected on 29 April 2004	• In 1970, AGF (Group insurance). • From 1970 to 1978 Portffolio manager Contingency. • From 1979 to 1981 Office of Administrative Studies. • From 1982 to 1987 Manager responsible for a management unit Contingency. • Since 1988 manager responsible for a department at Major Contingency Customer Department.
	Vincent SCHITTULLI 53 years of age French national AGF, DTPV, 20 Place de la Seine, Tour Neptune, 92400 Courbevoie La Défense Representative of non-management Number of AGF shares: 10		Elected director 29 April 2004 to represent non-management employees	• Professional diplomas in insurance. • Since September 1974, employee of AGF: – 1974-1977: Fire & Misc. Risk Department, Editorial Assistance, – 1977-1982: CFDT union headquarters, – 1982-1991: DRS, Personnel Administration Richelieu: Personnel Manager, – 1991-1993: CFDT union headquarters, – 1993-1995: Group brand, Loans banking: Portfolio manager, – Since 1995: AGF customer file service at the DTPV: manager of mission quality.

NON-VOTING MEMBER

	Offices and appointments	1st appointment and end of term	Biography
Robert HUDRY 58 years of age French national Consultant 13 Impasse des Pêcheurs 74920 Veyvrier du Lac Member of the Audit Committee	***Member of Supervisory Board*** Euler Hermes ***Director*** IMS ***Member of Study Committee*** Euler Hermes (Audit Committee) IMS (Audit Committee)	From 15 March 2003 to AGM of 2007	• Student at École Polytechnique and E.N.A. and engineer from École Nationale Supérieure de l'Aéronautique. • In 1975, appointed civil administrator at Ministry of Finance responsible for problems of financial industry and major restructurations. • From 1980 to 1981, Technical Advisor to Ministry of Economy and Finance. • From 1983 to 1986, Under manager and assistant manager at the Banque Paribas. • From 1986 to 1999, Manager and Assistant General Manager of Financial and Legal Affairs of Usinor Sacilor. • From 1999 to 2001, Member of Executive Committee and Managing Director of Usinor (in 2001 Arcelor). • From 2001 to 2004, Managing Director of Arcelor. • From 2004 to 2005, Consultant. Distinctions • Chevalier of the National Order of Merit. • Chevalier of the Legion of Honor.

GENERAL MANAGEMENT

	Offices and appointments	Biography
 Laurent MIGNON 41 years of age French national Managing Director of AGF, Member of Executive Committee of AGF, responsible for life and financial services and credit insurance AGF 87 rue de Richelieu 75002 Paris Number of AGF shares: 544 AGF shares held through FCPE company savings plan	***Chairman and Chief Executive Officer*** Banque AGF ***Chairman of Board of Directors*** • Génération Vie • Coparc • Dresdner Gestion Privée ***Chairman of Supervisory Board*** • AGF Asset Management • AVIP • W Finance ***Vice Chairman of Supervisory Board*** • Euler Hermes • Worms & Cie ***Director and Managing Director*** AGF Vie ***Director and Managing Director Delegate*** AGF Holding ***Director*** • AGF International • Gecina • GIE Placements d'assurance ***Member of Supervisory Board*** • Oddo et Cie SCA • AGF Informatique ***Permanent representative of AGF International*** AGF Iart ***Permanent representative of AGF Holding*** • Bolloré Investissement • AGF Private Equity ***Permanent representative of AGF Vie*** Bolloré ***Offices held in 2004 which are no longer held:*** • Director of AGF Assurances Financières since 28.05.04. • Director of Assurances Fédérales IARD since 22.02.04. • Director of Enténial since 04.02.04. • Chairman of GIE Placements d'Assurance (since 03.06.04 he has been a director). • Vice Chairman of the Supervisory Board of W Finance (since 01.09.04 appointed Chairman on that date).	• Graduate of HEC and Stanford Executive Program. • Before joining AGF, he served for more than 10 years in various positions in banking, moving from the trading floor to investment banking. • 1986-1990, trader, then manager of foreign interest rate options at Banque Indosuez. • 1990-1995, under-manager of Financière Indosuez. • 1996, responsible for merger/acquisitions for financial institutions in France at Schroders (London). • 1997, he joined AGF as Financial Director and joined Executive Committee. • On 16 March 2004, he was appointed Managing Director of the AGF Group. He is responsible for life insurance and financial services (asset management, banking, property) and credit insurance (Euler Hermes).

Offices and appointments | Biography



François THOMAZEAU
55 years of age
French national

Managing Director of AGF, member of Executive Committee, responsible for international business, assistance and central support activities

AGF
87 rue de Richelieu
75002 Paris

Number of AGF shares: 1,277 held through FCPE company savings plan

Offices and appointments

Chairman and Chief Executive Officer AGF International
Chairman of Board of Directors ACAR (Assistance, Courtage d'Assurance et de Réassurance), AGF Afrique France, AGF Belgium Holding/Belgium, AGF Belgium Insurance/Belgium, AGF Benelux/Luxembourg, AGF Holdings UK, AGF Insurance/UK, Compañia Colombiana de Inversion Colseguros/Colombia, Adriatica de Seguros/Venezuela, Inmobiliara Driavena/Venezuela
Vice Chairman of Board of Directors AGF RAS Holding/Netherlands, AGF Brasil Seguros/Brazil
Vice Chairman Delegate of the Board Elmonda/Switzerland
Director, Managing Director Delegate AGF Holding
Director AGF Vie, AGF Iart, AAAM (AGF Alternative Asset Management), Allianz Seguros y Reaseguros/Spain, Cofitem-Cofimur, PHRV, Immobanque, Thompson Clive Ltd/UK
Member of Supervisory Board Euler Hermes, W Finance, ARSA BV/Netherlands, Allianz Nederland Groep/Netherlands, GIE AGF Informatique
Permanent representative of AGF Banque AGF
Non-voting director Europe Expansion
Office held in 2004 which is no longer held: Managing Director of AGF Iart, Assurances Financières

Biography

- HEC • Masters in Economics
- Institut d'Études Politiques de Paris • ENA
- Advisor to the Cour des Comptes.
- From 1987 to 1991, Aérospatiale SNI, Assistant Managing Director.
- From 1991 to 1994, Air France, Assistant Managing Director.
- From 1994 to 1995, UAP Assistant Managing Director.
- From 1995 to 1998, ATHENA Assurances, Managing Director, Finance, Chairman and Chief Executive Officer of ATHENA Finance.
- Chairman and Chief Executive Officer of ATHENA Immobilier.
- From 1998 to 2001, AGF, Assistant Managing Director responsible for human resources, administrative services and legal, and member of Executive Committee.
- Since 2001, Assistant Managing Director responsible for human resources, administrative services, and legal as well as international business, reinsurance and assistance.
- Since 2003, Managing Director of the AGF Group responsible for activitives noted above.

Distinctions
- Chevalier of the Order of Agricultural Merit.
- Chevalier of the National Order of Merit.



Jean-François LEQUOY
43 years of age
French national

Deputy Managing Director of the AGF Group, Financial Director, Member of the Executive Committee

AGF
87 rue de Richelieu
75002 Paris

Number of AGF shares: 365 held through FCPE company savings plan

Offices and appointments

Chairman of Board of Directors Les Assurances Fédérales IARD, GIE Placements d'assurance
Vice-Chairman of Supervisory Board AGF Private Equity
Director AGF Holding, AGF Iart, AGF International, AGF Vie, Allianz Marine & Aviation France, Caisse de Retraite AGF, Slivarente
Member of Supervisory Board GIE AGF Informatique
Permanent representative of AGF Holding Calypso
Permanent representative of AGF Iart AGF La Lilloise
Office held in 2004 which is no longer held: AMA VERSICHERUNG AG/Germany

Biography

- Graduate of École Polytechnique (Insurance control).
- Graduate of ENSAE (École Nationale de la Statistique et de l'Administration Économique).
- Diploma from Institut des Actuaires Français.
- From 1986 to 1991, Ministry of Finance and Budget, Insurance Department, Commissioner Controller of Insurance.
- From 1991 to 1994, Compagnie de Suez, Under-Director of insurance department.
- From 1994 to 1998, Faugère et Jutheau then Cecar et Jutheau, Managing Director of brokerage group J&H Marsh&McLennan.
- From 1998 to 2001, La Mondiale Partenaire (formerly La Hénin Vie) Director and Managing Director.
- Since 2001, Director of Finance of AGF, responsible for accounting, risk management, taxation, corporate finance and insurance investments.
- In 2003, joined Executive Committee.
- In 2004, appointed Deputy Managing Director responsible for activitivies noted above.



Louis de MONTFERRAND
46 years of age
French national

Deputy General Manager of the AGF Group, Member of the Executive Committee, responsible for property and casualty, the general agent network and brokerage for France

AGF, Tour ATHENA
1 cours Michelet,
92076 Paris La Défense cedex

Number of AGF shares: 1,292 held through FCPE company savings plan

Offices and appointments

Director and Managing Director AGF Iart
Director AGF Assurances Financières, AGF Holding, AGF International, AGF La Lilloise, AGF Vie, GIE Placements d'assurance, Séquoia Développement, Société Philantropique (association)
Member of Supervisory Board AGF Informatique, AMA Versicherungs AG/Germany
Offices held in 2004 which are no long held: Director of AGF Belgium Insurance/Belgium, AGF Belgium Holding/Belgium, AGF Benelux and Moerkerke.

Biography

- ESSEC (82) École Supérieure des Sciences Économiques et Commerciales in Paris.
- From 1984-1986, AGF International Paris – Management Controller.
- 1986-1993, AGF Seguros Madrid, General Secretary then Marketing Director.
- 1993-1997, AGF Garanti Sigorta Istanbul, Managing Director.
- 1997-1998, AGF Union-Fénix Madrid, Director Delegate.
- 1998-2001, AGF International Paris, Managing Director.
- 2001, AGF Belgium Bruxelles, Bruxelles – Chairman of Management Committee.
- In 2004, he was appointed Managing Director of AGF and joined the Executive Committee. He is responsible for property and casualty, the general agents network and non-life brokerage.

2 INTERESTS OF EXECUTIVES IN THE SHARE CAPITAL OF THE COMPANY

The directors and corporate officers of AGF held 57,780 AGF shares at 31 December 2004.

2.1 FEES PAID TO MEMBERS OF THE BOARD OF DIRECTORS

The global amount of fees paid to directors was established at 360,000 euros by the General Meeting of Shareholders of 26 May 2003.

In fiscal year 2004, 321,600 euros were paid from an annual budget available for directors' fees of 360,000 euros (AGM of 26 May 2003). The criteria for distribution were based on a fixed and variable component linked to attendance with an additional amount for service on a study committee.

2.2 STOCK OPTIONS

Out of 9,231,600 stock options granted for fiscal year 1996 to 2004, (number increased to 9,333,775 due to an adjustments in 2002 of the numbers and prices of options granted but not yet exercised on 14 May 2002, resulting from the distribution of reserves approved on that date). 1,681,356 options were granted to the 10 top non-corporate officer optionees starting with fiscal year 2000 as well as to members of the Executive Committee before 2000.

Options granted to non-corporate officer employees during 2004

In fiscal year 2004, a total of 251,000 options to subscribe to newly created shares at a unit price of 51.49 euros with an expiration date of 19 October 2012, were granted to the 16 non-corporate officer employees* who received the largest number of options.

* 11 *ex æquo.*

Options exercised by non-corporate officer employees during fiscal year 2004

A total of 148,739 options were exercised by the 10 non-corporate officer employees, whose number was the highest during fiscal year 2004.

Options granted during the fiscal year to each corporate officer	*Number*	*Price*	*Expiration date*
Mr. Jean-Philippe Thierry	100,000	51.49	19.10.2012

Options exercised during the fiscal year by each corporate officer	*Number*	*Subscription price*
Mr. Antoine Jeancourt-Galignani	61,318	42.59

2.3 INFORMATION ON TRANSACTIONS WITH MEMBERS OF ADMINISTRATIVE OR MANAGEMENT BODIES

None.

2.4 LOANS OR PLEDGES TO MEMBERS OF ADMINISTRATIVE OR EXECUTIVE BODIES

There is a property loan of 22,868 euros now in progress to a member of the Executive Committee (residual balance, capital and interest to be reimbursed at 31 December 2004 stood at 3,884 euros).

2.5 RETIREMENT PLAN

Prior to the privatisation, there was a supplementary retirement plan for the Chairman, Vice Chairman and managing directors of insurance companies. The total commitment at 31 December 2004 stood at 2.911 million euros. Mr. Michel Albert and Mr. Jean-Daniel Lefranc were the two beneficiaries of this plan at 31 December 2004.

After the privatisation of the Company in 1996, a supplementary retirement plan was put into place for members of the Executive Committee through a contract entered into with an external insurance company to take the place of the one that had exicted in national companies. The total amount of the commitment stood at 11.191 million euros at 31 December 2004.

As of this date, there were no vested rights under the plan other than for Mr. Antoine Jeancourt-Galignani, who is presently the only beneficiary.

2.6 Number of meetings of the Board of Directors and its committees in 2004 and information on the participation of directors and a non-voting member in these meetings

	Board	Committees			Total
Shareholders		Audit	Compensation	Transactions	
1) Number of meetings	5	5	3	3	16
2) Attendance					
Mr. Jean-Philippe Thierry, Chairman	5				5
Mr. Michael Diekmann, Vice-Chairman	5		3		8
Mr. André Lévy-Lang	4		3		7
Mr. Yves Cannac	4			3	7
Mrs. Béatrice Majnoni d'Intignano	5		3		8
Dr. Hans-Dieter Kalscheuer	5			3	8
Mr. Dominique Ferrero	4	5			9
Mr. Antoine Jeancourt-Galignani	5				5
Mr. Detlev Bremkamp	5	4			9
Dr. Diethart Breipohl	5			3	8
Mr. Hervé de Veyrac *	3				3
Mr. Sorolla	5				5
Mrs. Mac-Auliffe	5				5
Mr. Vincent Schittulli **	3				3
Mr. Hudry, Censeur	5	5			10
Mr. Christian Brette ***	2				2
Mr. Philippe Sablons ***	1				1

* Mr. Hervé de Veyrac was appointed director at the AGF of 25 May 2004 replacing Mr. Brette,and participated as a director at the Board meeting at 5:45 p.m. on 25 May 2004.
** Mr. Vincent Schittulli was elected by AGF employees on 29 April 2004 to represent management and participated as a director at the meeting at 5:45 p.m. of 25 May 2004.
*** Messrs. Christian Brette and Philippe Sablons first participated in the Board meeting held prior to the AGF of the same day i.e., the Board meeting of 25 May 2004 at 1:30 p.m.

3 Employee profit-sharing

3.1 *Intéressement* and *participation* plans

There are three plans at AGF that enable employees to share in Company profits.

3.1.1 Intéressement

A profit-sharing agreement applicable to all companies that were part of the Economic and Social Unit of AGF was signed in June 2003 for a three year period. It provides financial rewards related to premium income growth, productivity and consolidated net income. For fiscal 2004 (acquisition period from 1 January 2003 to 31 December 2003) the agreement made it possible to distribute 19.20 million euros.

3.1.2 Plan d'épargne d'entreprise

A corporate savings plan enables portfolios of marketable securites to be built. Employee contributions give rise to a corporate matching contribution of up to 915 euros per employee and year. The amounts paid under the corporate matching contribution during the several last years were:

Year	*(in millions of euros)*
2004	5.799
2003	4.140
2002	4.701
2001	5.695
2000	5.429
1999	3.328
1998	3.239
1997	3.292

3.1.3 Participation

The profit-sharing plan provided for under the Ordinance of 21 October 1986 allows employees to participate in the taxable profits of the company.

This plan gives rise to the distribution of a portion of a special profit-sharing reserve that is calculated based on salaries paid during the year. For fiscal year 2003, the calculation and the payment in 2004 stood at 2.692 million euros.

3.2 Stock options

Pursuant to articles L. 225-208 to L. 225-210 of the Commercial Code, on several occasions since 1990, the General Meeting of Shareholders has authorised the Board of Directors to grant options to buy existing or newly created shares of stock to employees and corporate officers of the Group under the terms and conditions established by law.

There is a single plan in the AGF Group for all optionees, including members of the Executive Committee. The main purpose is employee retention.

The grant policy is based on decisions taken by the Board of Directors, which in turn, are based on reports of the Compensation Committee on recommendations made by general management in terms of subscription or purchase plans authorised by the Extraordinary General Meeting of Shareholders.

3.2.1 Type of options

The options granted by the Board of Directors were purchase options (up until the privatisation of the company), then subscription options from December 1996 through 1998, purchase options from 1999 to 2001, and in 2002, 2003 and 2004, subscription options once again.

3.2.2 Grant criteria

The following categories of individuals are eligible for grants:
– AGF Group executives,
– corporate officers and operating managers of subsidiaries,
– certain employees, whose jobs and accomplishments justify grants.

3.2.3 Frequency of plans

Grants have been made every year since 1990.

3.2.4 Conditions for exercising options granted in 2004

Options are valid for eight years, or through 19 October 2012. Except in the event of death or disability, options cannot be exercised for one year, or prior to 19 October 2005; shares acquired through option exercise may not be sold prior to the expiration of a period that allows for the tax deduction of social benefit costs on the capital gain.

The termination of an employement contract or loss of a corporate officership leads to the forfeiture of options, except in certain cases (death, disability, retirement and exceptional individual events based on individual decision by the Chairman).

3.2.5 Options position at 31 December 2004

Grant date	Option type	Number of exercisable options initially	Number of exercisable options (1)	Including number that can be exercised by 10 top employees (2)	Including number that can be exercised by officers (3)	Number of optionees	Vesting date	Expiration date	Exercise price	Number of options exercised	Number of unexercisable options (4)	Including number that became unexercisable during fiscal year (4)	Number of remaining options
02.02.96	(P)	637,000	638,162	76,000	20,000	178	03.02.98	02.02.04	22.82	558,046	80,116	7,154	-
19.12.96	(S)	794,150	798,993	167,750	61,250	194	20.12.98	19.12.04	23.39	679,049	119,944	4,798	-
17.09.97	(S)	734,500	749,436	162,637	51,098	179	17.09.02	17.09.05	31.92	711,625	11,750	-	26,061
18.09.98	(S)	959,000	978,256	214,615	61,318	230	16.10.03	16.10.06	42.59	359,861	93,514	-	524,881
14.09.99	(P)	1,000,000	1,020,521	235,055	61,318	240	12.10.04	12.10.07	47.08	46,902	73,709	-	899,910
20.09.00	(P)	1,000,000	1,020,240	130,816	42,923	341	18.10.02	18.10.08	55.80	3,000	83,132	-	934,108
19.09.01	(P)	1,022,100	1,043,317	145,793	66,427	346	17.10.03	17.10.09	47.55	-	64,288	-	979,029
02.09.02	(S)	850,000	850,000	125,690	52,520	356	30.09.04	30.09.10	33.66	10,130	-	-	839,870
23.09.03	(S)	1,118,250	1,118,250	172,000	100,000	348	21.10.04	21.10.11	42.64	-	-	-	1,118,250
21.09.04	(S)	1,116,600	1,116,600	251,000	100,000	315	19.10.05	19.10.12	51.49	-	-	-	1,116,600
TOTAL		9,231,600	9,333,775	1,681,356	616,854					2,368,613	526,453	11,952	6,438,709

(1) Due to an adjustment in the number and price of options that may be subscribed to or purchased and still unexercised at 14 May 2002, resulting from the distribution of reserves approved on that date.

(2) Non-officer employee optionees as of fiscal year 2000; prior to that date, options that may be exercised by members of the AGF Executive Committee, including the Chairman;
– for fiscal years 2001, 2002 and 2003, 6 *ex æquo* lifted respectively to 12, 14 and 11, the number of the 10 employees who had the highest number of options;
– for fiscal year 2004, 11 *ex æquo* lifted to 16 the number of 10 employees who had the higher number of options granted.

(3) The number of options that may be exercised by Chairmen and Chief Executive Officers Antoine Jeancourt Galignani from February 1996 to September 2000 and Jean-Philippe Thierry since September 2001.

(4) Owing to the loss of right.

(P) Purchase option. (S) Subscription option.

On 21 September 2004, the Board of Directors voted to grant subscription options to Chairman Jean-Philippe Thierry: 100,000 options at 51.49 euros expiring on 19 October 2012 and to the 16* top non-officer employees 251,000 options at 51.49 euros maturing 19 October 2012.

* Including 11 *ex æquo*.

3.4 Stock Appreciation Rights

Allianz AG has implemented a long-term profit-sharing programme for executives of all companies in its group.

Known as the Stock Appreciation Rights Plan (SARs), the programme is a bonus mechanism tied to the price of Allianz AG stock over seven years. This international plan also has a component of financial coverage that enables the company to limit the total amount to be paid when SARs are exercised.

SAR recipients will receive a sum equal to the product of the share price rise and the number of options granted in addition to the regular salary paid by their employing company.

The number of options granted is based on salary, which is weighted equally by three criteria, one based on Allianz Group business performance, the other on that of the AGF Group, and the third on the AGF Chairman's evaluation of the performance of each recipient.

Options are valid for seven years, although they do not vest for two years after their grant date and only if the price of Allianz AG stock has risen by at least 20% and outperformed the Dow Jones Stoxx Index for five consecutive days.

For 2004, the Board of Directors of 21 September 2004 based on the recommendation of the Compensation Committee granted Chairman Jean-Philippe Thierry 18,143 SARs.

It also granted other members of the Executive Committee a total of 23,970 SARs.

3.4.1 Position of Allianz Stock Appreciation Rights (SARs) granted to Chairman Jean-Philippe Thierry

Year	Number of SARs granted	Exercise price	Grant date
2001	2,318	322.14 euros	1 April 2001
2002	1,565	265.00 euros	1 April 2002
2003	7,572	65.91 euros	1 April 2003
2004	18,143	83.47 euros	1 April 2004
Total	**29,598**		

REPORT OF THE BOARD OF DIRECTORS to the General Meeting of Shareholders of 23 May 2005

We have called the Combined Ordinary and Extraordinary General Meeting of Shareholders, pursuant to the provisions of by-laws and regulations in effect to report on operations by your company during fiscal year 2004.

THE AGF GROUP

In the fiscal year just ended, AGF very significantly improved its consolidated net results Group share, which stood at 1,104 million euros, a sharp 44.7% rise from net results of 763 million euros in 2003.

Therefore, Group ROE stood at 17.4%.

Net results were sustained by the strong rise in the underlying contribution of Group activities. In an unsure financial market, AGF successfully pursued the improvement of operating profitability of each of its businesses. The underlying results of non-life and life and health insurance advanced considerably both in France and abroad. All insurance and banking activities are now reporting positive underlying results without the contribution of capital gains on divestments.

Under the now completed refocusing strategy, the Group reorganised its scope of activities (sale of insurance in Chile, divestment of Eurofactor, sale of life and banking activities in Brazil, sale of the Zwolsche health portfolio and acquisition of AVIP) in order to concentrate on core businesses.

During the first half of 2004, the Group's stake in Sophia was sold for a capital gain of 131 million euros, of which 44 million was reported as an exceptional item.

Group net asset value amounted to about 8.7 billion euros, or 48.8 euros per share, a rise of 20.5% from 31 December 2003.

Owing to all the efforts made during the year, both from the standpoint of operations and good investment management, the solvency market totalled 236.3% *vs.* 193% at 31 December 2003.

1 RESULTS

The underlying contribution (before taxes, goodwill amortisation and exceptional items) of insurance, credit and assistance companies and banking and other activities, excluding holding companies, stood at 1,605 million euros *vs.* 1,194 million at 31 December 2003, an increase of 34.4%.

The pre-tax contribution of holding companies amounted to -108 million euros *vs.* -124 million in 2003.

Tax expense totalled -341 million euros (-56 million in 2003). It amounted to 23% of underlying results, including holding companies. This change owed to the sharp improvement in underlying results and the activation of lower deferred taxes at 31 December 2004 .

Ordinary goodwill expenses stood at -87 million euros (-110 million at 31 December 2003). It was brought down by the write-back of negative goodwill.

Exceptional results stood at 35 million euros *vs.* -141 millions d'euros at 31 December 2003 mainly due to 44 million euros of capital gains on the sale of the stake in Sophia.

Lastly, Group net results amounted to an historic 1,104 million euros, a rise of 44.7% from 31 December 2003, when it was 763 million euros.

1.1 CHANGES IN SCOPE OF CONSOLIDATION IN 2004

1.1.1 Sale of Sophia securities

The securities held in Sophia by AGF were sold during the first half of 2004 for a consolidated capital gains of 131 million euros.

1.1.2 Sale of Eurofactor

The securities in Eurofactor held by Euler Hermes were sold during the second half of 2004 for a consolidated capital gain of 10.5 million euros.

1.1.3 Disposal of AGF Brasil Vida, the life portfolio of AGF Brasil Seguros and Banco AGF

Most of the life portfolio of AGF Brasil Seguros was sold in late 2003. Banco AGF and the life company AGF Brasil Vida were sold at the end of January 2004.

The impact on 2004 premium income amounted 39.1 million euros for the sale of AGF Brasil Vida and 16.2 million for the disposal of the portfolio of AGF Brasil Seguros. Moreover, in 2003 the revenue of Banco AGF amounted to 16.5 million euros.

At 31 December 2003, Banco AGF contributed 23.6 million euros to banking investments and showed no unrealised capital gains.

The investments of AGF Brasil Vida stood at 173.4 million euros and unrealised capital gains at 1.9 million. Its underwriting provisions totaled 157.1 million euros.

In 2003 net results before goodwill of AGF Brasil Vida amounted to 1.6 million euros and that of Banco AGF to 6.1 million euros.

These sales gave rise to results net of expenses related to the sale and taxes of 8.2 million euros Group share.

1.1.4 Divestment of MBA in Malaysia

The MBA securities held by AGF International and AGF Asia exited consolidation at 31 December 2001 and were recorded in AGF financial statements at their value under equity accounting at that date.

The securites were sold to Allianz at the end of March 2004. This sale gave rise to net results of 15.4 million euros.

1.1.5 Sale of health portfolio of Zwolsche

The health portfolio of the Dutch company Zwolsche was sold during the second quarter of 2004 (retroactive to 1 January 2004).

In 2003, this portfolio generated premiums of 98.3 million euros. In 2004, there were no premiums.

Underwriting reserves in 2004 dropped 85.8 million euros subsequent to the sale.

This divestment gave rise to results net of taxes of 10.7 million euros.

1.1.6 Sale of Chilean group outside the Group

AGF Chile, the holding company of the Chilean group, as well as its stake in the insurance company AGF Az Chile Generales were sold to the American group Liberty Mutual in August 2004. AGF Chile only made a contribution to AGF Group profit and loss in the first half of 2004. Moreover, the securities of Casas Del Tocqui had been transferred to LT Chile SA prior to the sale.

The impact on 2004 premium income stood at -29.1 million euros.

At 31 December 2003, AGF Chile made a contribution to investments of 36.4 million euros and gave rise to unrealised capital gains of 1 million euros.

In 2003 net results before goodwill and exceptional items of AGF Chile (excluding Casas Del Tocqui) amounted to -2.9 million euros *vs.* 1.3 million in 2004.

The sale generated results net of expenses related to sale and taxes of -1.3 million euros Group share.

1.1.7 Sale of ZA Verzekeringen outside the Group

The life company ZA Vezekeringen, a subsidiary of Allianz Nederland Group, was sold outside the Group at the end of October 2004. The company contributed to the profit and loss statement of the AGF Group until the date of the sale.

The impact on 2004 premium income stood at -1.3 million euros.

At 31 December 2003, ZA Verzekeringen contributed to investments in the amount of 61.7 millions euros and gave rise to unrealised capital gains of 2.3 million euros.

In 2003 its net results before goodwill and exceptional items amounted to 0.4 million euros *vs.* 1.2 million for 2004.

The sale gave rise to results net of expenses related to the sale and taxes of 0.5 million euros Group share.

1.2 Consolidated premium income

in millions of euros	2004	2003 pro forma
Life insurance in France	4,293	**4,096**
Non-life insurance in France	4,078	**4,290**
Health insurance in France	1,374	**1,239**
Life insurance outside France pro forma	1,599	1,482
Impact of changes in scope of consolidation:		
– Entry of Allianz Assurance Egypt IG (Egypt) at 1 January 2004	–	6
– Sale of portfolio of AGF Brasil Seguros Vida at 31 March 2004	–	(16)
– Sale of AGF Brasil Vida at 31 March 2004	–	(39)
– Sale of ZA Verzeringen (Netherlands) at 12 November 2004	–	(1)
Life insurance outside France	1,599	**1,532**
Non-life insurance outside France pro forma	2,795	2,755
Impact of changes in scope of consolidation:		
– Sale of AGF Az Chile Generales at 19 August 2004	–	(29)
Non-life insurance outside France	2,795	**2,784**
Health insurance outside France pro forma	240	234
Impact of changes in scope of consolidation:		
– Sale of Colseguros vida health portfolio at 1 January 2004	–	(7)
– Sale of Zwolsche health portfolio at 1 January 2004	–	(99)
– Entry of Allianz Assurance Egypt IG at 1 January 2004 (Egypt)	–	1
Health insurance outside France	240	**339**
Credit insurance pro forma	1,848	1,793
Impact of changes in scope of consolidation:		
– Change in consolidation method as of 30 June 2004, conversion from equity accounting method to full consolidation for Acmar (Morocco) of the Euler Hermes Group	–	2
– Change in consolidated method at 30 June 2004, conversion from equity accounting method to full consolidation for Phoenix Credit Insurance (Greece) of the Euler Hermes Group	–	6
– Entry into consolidation of Cescob (Czech Republic) with Euler Hermes at 1 April 2003	–	2
Credit insurance	1,848	**1,783**
Assistance	533	483
Total insurance premium income pro forma	16,760	**16,372**
Total impact of changes in scope of consolidation	–	(174)
Total premium income from insurance	16,760	**16,546**
Premium income of other companies	32	33
Net banking income	550	626

2 Results by activity

2.1 Life insurance

Life insurance reported consolidated premium income of 5,892 million euros at 31 December 2004 (including other services, which stood at 19 million), up 5.6% pro forma and at constant foreign exchange, or nearly 35% of all insurance activity.

The contribution to total underlying results of AGF stood at 388 million euros, vs. 391 million, down slightly from 31 December 2003. It amounted to 25.9% of underlying net results.

2.1.1 Life insurance in France

CONTRIBUTION OF LIFE INSURANCE IN FRANCE TO CONSOLIDATED PREMIUM INCOME *(in millions of euros)*	2004	2003 pro forma	2002 pro forma
AGF Vie	**3,802**	3,720	3,752
Arcalis	**136**	88	74
Coparc	**100**	80	80
Génération vie	**254**	197	92
CGP	**1**	11	10
Total life in France	**4,293**	**4,096**	**4,008**

Consolidated premium income for life insurance in France amounted to 4,293 million euros, a rise of 4.8% from 2003.

CONTRIBUTION OF LIFE INSURANCE IN FRANCE TO CONSOLIDATED UNDERLYING RESULTS *(in millions of euros)*	2004	2003	2002 pro forma
AGF Vie	**333**	425	225
Arcalis	**(17)**	(12)	(21)
Other	**6**	3	3
Underlying results before goodwill and taxes	**322**	**416**	**207**

The underlying results of life insurance activities dropped to 322 million euros owing to intent to preserve the underlying wealth of AGF Vie by following a policy of conservative reporting of investment income. Therefore, the contribution of capital gains reverting to shareholders in underlying results from life activities was down sharply.

(in millions of euros)	2004	2003	2002
AGF Vie			
Group share in share capital	**99.99%**	99.99%	99.99%
Equity capital	**2,425**	2,959	2,593
Life insurance premium income (incl. Overseas Dep'ts. And Terr.)	**3,842**	3,761	3,792
Net statutory income	**241**	297	(15)
Contribution to underlying income before taxes	**333**	425	225*
Dividend paid	**–**	874	–

* Pro forma data.

2.1.2 *Life insurance outside France*

CONTRIBUTION OF LIFE INSURANCE OUTSIDE FRANCE TO CONSOLIDATED PREMIUM INCOME *(in millions of euros)*	2004	2003 pro forma	2002 pro forma
Belgium	**602**	492	453
Netherlands	**507**	537	511
Spain	**338**	305	275
Rest of Europe	–	–	25
Sub-total Europe	**1,447**	1,334	1,264
Brazil	**21**	24	75
Rest of South America	**44**	43	86
Rest of outside Europe	**49**	41	34
Branches (AGF Vie)	**38**	40	40
Life insurance outside France pro forma	**1,599**	1,482	1,499
Entry of Allianz Assurance Egypt IG (Egypt) at 1 January 2004	–	6	–
Sale of portfolio of AGF Brasil Seguros Vida at 31 March 2004	–	(16)	–
Sale of AGF Brasil Vida at 31 March 2004	–	(39)	–
Sale of ZA Verzeringen (Netherlands) at 12 November 2004	–	(1)	–
Sale of Ogar (Africa)	–	–	(3)
Impact of changes in scope of consolidation	**–**	(50)	(3)
Total life insurance outside France	**1,599**	**1,532**	**1,502**

Outside France, life insurance premium income stood at 1,599 million euros, including other services in Belgium and the Netherlands, which amounted to 19 million euros, an increase of 7.8% on a comparable basis.

CONTRIBUTION OF LIFE INSURANCE OUTSIDE FRANCE TO CONSOLIDATED UNDERLYING RESULTS *(in millions of euros)*	2004	2003	2002 pro forma
Belgium	**4**	(62)	(37)
Netherlands	**37**	7	8
Spain	**25**	22	20
Rest of Europe	**1**	1	(1)
Sub-total Europe	**67**	(32)	(10)
Brazil	**–**	(2)	(4)
Rest of South America	**(1)**	4	6
Overseas Departments	**(1)**	3	(2)
Other countries	**1**	2	1
Sub-total excluding Europe	**(1)**	7	1
Underlying results before goodwill and taxes	**66**	(25)	(9)

The contribution of life insurance outside France amounted to 66 million euros *vs.* -25 million euros in 2003 owing to capital gains net of provisions for lasting impairment in asset value.

Comments

In Belgium, life insurance premium income stood at 602 million euros (including 1 million for other services), a rise of 22.4%. The underlying contribution of life insurance amounted to 4 million euros *vs.* -62 million at 31 December 2003, mainly due to a major contribution to provisions for lasting impairment on investments in 2003.

In the Netherlands, life insurance premium income of subsidiaries totaled 507 million euros (including 18 million for other services), a drop of 5.6%, and the contribution to underlying results amounted to 37 million euros *vs.* 7 million at 31 December 2003.

In Spain, life insurance premium income rose in 2004 to 338 million euros (AGF share), an increase of 10.8% and contributed 25 million euros *vs.* 22 million at 31 December 2003.

In South America, total premium income from life insurance stood at 65 million euros (-7.5% on a comparable basis, i.e., pro forma and at constant foreign exchange). The underlying contribution amounted to -1 million euros *vs.* 2 million in 2003.

The underlying contribution of other countries amounted to 1 million euros *vs.* 6 million in 2003.

2.2 Health insurance

Health insurance comprised individual and group policies in bodily damages.

Consolidated premium income amounted to 1,614 million euros (+9.8% pro forma and at constant foreign exchange). It accounted for 9.8% of total insurance.

The contribution to AGFs consolidated underlying results totalled 93 million euros *vs.* 8 million euros in 2003 and accounted for 6.2% of net underlying results. The overall Group combined ratio(1) stood at 102.64% *vs.* 108.5% at 31 December 2003.

2.2.1 Health insurance in France

CONTRIBUTION OF HEALTH INSURANCE IN FRANCE TO CONSOLIDATED PREMIUM INCOME *(in millions of euros)*	2004	2003 pro forma	2002 pro forma
AGF Vie	**343**	270	218
Arcalis	**1**	2	2
AGF Iart	**970**	911	844
AGF La Lilloise	**15**	18	18
Assurances Fédérales	**45**	38	30
Health insurance in France	**1,374**	1,239	1,112

Health insurance premium income rose 10.9% to 1,374 millions euros.

CONTRIBUTION OF HEALTH INSURANCE IN FRANCE TO CONSOLIDATED UNDERLYING RESULTS *(in millions of euros)*	2004	2003	2002 pro forma
AGF Vie	**(24)**	(37)	(13)
Arcalis	**2**	2	4
AGF Iart	**84**	28	18
AGF La Lilloise	**3**	4	8
Assurances Fédérales	**5**	4	3
Underlying results before goodwill and taxes	**70**	1	20

The contribution of health insurance in France amounted to 70 million euros *vs.* 1 million in 2003. Underwriting initiatives and rate hikes made it possible to return to a level of contribution in sharp ascent. Likewise, the combined ratio for health in France dropped from 109.3% at 31 December 2003 to 103.1% at 31 December 2004.

(1) Combined ratios are based on claims after reinsurance and acquisition costs to net management/earned premiums after reinsurance (consolidated data).

2.2.2 *Health insurance outside France*

CONTRIBUTION OF HEALTH INSURANCE OUTSIDE FRANCE TO CONSOLIDATED PREMIUM INCOME *(in millions of euros)*	2004	2003 pro forma	2002 pro forma
Belgium	**43**	48	42
Netherlands	**19**	17	110
Spain	**25**	25	23
Rest of Europe	**24**	20	27
Sub-total Europe	**111**	110	202
Brazil	**50**	46	38
Rest of South America	**53**	52	70
Rest of outside Europe	**18**	18	14
Branches (AGF Vie, AGF Iart)	**8**	8	9
Health insurance outside France pro forma	**240**	234	333
Impact of changes in scope of consolidation:			
Sale of health portfolio of Colseguros vida at 1 January 2004	–	(7)	–
Sale of health portfolio of Zwolsche at 1 January 2004	–	(99)	–
Entry of Allianz Assurance Egypt IG at 1 January 2004 (Egypt)	–	1	–
Health insurance outside France	**240**	339	333

Health premium income outside France stood at 240 million euros, a rise of 4.3% pro forma and at constant foreign exchange.

CONTRIBUTION OF HEALTH INSURANCE OUTSIDE FRANCE TO CONSOLIDATED UNDERLYING RESULTS *(in millions of euros)*	2004	2003	2002 pro forma
Belgium	**3**	(6)	(1)
Netherlands	**8**	7	4
Spain	**5**	3	5
Rest of Europe	**–**	1	2
Sub-total Europe	**16**	5	10
Brazil	**4**	2	3
Venezuela	**3**	4	8
Rest of South America	**(2)**	–	2
Overseas Departments	**3**	(3)	3
Other countries	**(1)**	(1)	–
Sub-total excluding Europe	**7**	2	16
Underlying results before goodwill and taxes	**23**	7	26

The contribution of health insurance outside France amounted to 23 million euros *vs.* 7 million in 2003. The combined ratio of health insurance outside France stood at 99.5% at 31 December 2004 *vs.* 105.8% at 31 December 2003.

Comments

In Belgium, health premium income totalled 43 million euros, a drop of 10.4%. The underlying contribution amounted to 3 million euros *vs.* -6 million euros at 31 December 2003; the combined ratio, to 111.1% *vs.* 129.3% at 31 December 2003.

In the Netherlands, the health premium income of subsidiaries stood at 19 million euros, a rise of 11,8%, and the underlying contribution to results amounted to 8 million euros *vs.* 7 million at 31 December 2003. The combined ratio was at an excellent level of 90.9%.

In Spain, premium income from health insurance equalled 25 million euros unchanged from 2003 (AGF share). The contribution to results amounted to 5 million euros *vs.* 3 million euros at 31 December 2003 owing to an excellent combined ratio of 84%.

In South America, total premium income from health insurance stood at 103 million euros (+8.2% pro forma and at constant foreign exchange). The underlying contribution amounted to 5 million euros *vs.* 6 million euros at 31 December 2003. In South America, the combined ratio was 100.9%.

The underlying contribution of other countries totalled -2 million euros, *vs.* -3 million in 2003.

2.3 Non-life insurance

Consolidated premium income from non-life insurance was down slightly to 6,873 million euros (-2.2% pro forma and at constant foreign exchange). It amounted to nearly 41% of insurance premium income. The contribution to underlying results stood at 815 million euros *vs.* 447 million at 31 December 2003 due to the recovery of operating profitability. The combined ratio of activities in France and abroad stood at 98.6% *vs.* 101.6% at 31 December 2003.

The contribution of non-life insurance stood at 54.4% of net underlying results.

2.3.1 Non-life insurance in France

CONTRIBUTION OF NON-LIFE INSURANCE IN FRANCE TO CONSOLIDATED PREMIUM INCOME *(in millions of euros)*	2004	2003 pro forma	2002 pro forma
AGF Iart	**3,651**	3,879	3,534
AGF Vie	**39**	28	14
AGF La Lilloise	**271**	275	263
Assurances Fédérales	**61**	56	52
Other	**56**	52	47
Non- life insurance in France pro forma	**4,078**	4,290	3,910
Impact of scope of consolidation: Sale of AGF MAT	–	–	(884)
Non-life insurance in France	**4,078**	**4,290**	**4,794**

The continuation of profitability recovery continued to pay off. Consolidated premium stood at 4,078 million euros (a drop of 4.9% from 31 December 2003, pro forma and at constant foreign exchange).

CONTRIBUTION OF NON-LIFE INSURANCE IN FRANCE TO CONSOLIDATED UNDERLYING RESULTS *(in millions of euros)*	2004	2003	2002 pro forma
AGF Iart	**499**	409	31
AGF Vie	**10**	(1)	(3)
AGF La Lilloise	**2**	(37)	(18)
Other	**12**	7	(7)
Underlying results before goodwill and taxes	**523**	378	3

The drop in the combined ratio, which stood at 98.6% *vs.* 102.4% at 31 December 2003, enabled the Group to make a sharp improvement in the contribution of non-life to operating results, which rose significantly to 523 million euros *vs.* 378 million in 2003 for an increase of 38.4%.

(in millions of euros)	2004	2003	2002
AGF Iart			
Share of Group in share capital	**99.98 %**	99.98 %	99.98 %
Shareholders' equity	**2,280**	2,226	1,868
Premium income	**4,818**	4,991	4,540
Net statutory results	**451**	280	21
Contribution to underlying results before taxes	**499**	409	31*
Dividend pay-out	**–**	402	–

* Pro forma data.

2.3.2 *Non-Life insurance outside France*

CONTRIBUTION OF NON-LIFE INSURANCE OUTSIDE FRANCE TO CONSOLIDATED PREMIUM INCOME *(in millions of euros)*	2004	2003 pro forma	2002 pro forma
Belgium	**309**	325	320
Netherlands	**959**	975	913
Spain	**855**	815	721
Rest of Europe	**–**	1	29
Sub-total Europe	**2,123**	2,116	1,983
Brazil	**221**	212	229
Rest of South America	**264**	238	294
Rest of outside Europe	**58**	60	52
Branches (AGF Vie, AGF Iart)	**129**	129	116
Non-life insurance outside France pro forma	**2,795**	2,755	2,674
Changes in scope of consolidation			
Sale of AGF Az Chile Generales at 19 August 2004	**–**	(29)	–
Impact of changes in scope of consolidation	**–**	(29)	–
Non-life insurance outside France	**2,795**	**2,784**	**2,674**

Non-life business outside France continued to profit from rate increases and improvements in portfolio quality. Premium income stood at 2,795 million euros, a rise of 2.0% pro forma and at constant foreign exchange.

CONTRIBUTION OF NON-LIFE INSURANCE OUTSIDE FRANCE TO UNDERLYING RESULTS *(in millions of euros)*	2004	2003	2002
Belgium	**22**	(22)	(39)
Netherlands	**99**	8	8
Spain	**133**	50	30
United Kingdom	**(2)**	3	18
Rest of Europe	**(15)**	(10)	3
Sub-total Europe	**237**	29	20
Brazil	**8**	4	6
Colombia	**12**	9	12
Venezuela	**7**	2	15
Rest of South America	**4**	(3)	4
Overseas Departments	**14**	17	16
Africa and Middle East	**10**	11	3
Sub-total excluding Europe	**55**	40	56
Underlying results before goodwill and taxes	**292**	69	76

The contribution to underlying results amounted to 292 million euros *vs.* 69 million in 2003 owing to the negative impact of complementary provisions for lasting impairment in the value of assets in Belgium.

The combined ratio of activities outside France was also on the right track, dropping from 100.3% at 31 December 2003 to 98.7% at 31 December 2004.

Comments

In Belgium, non-life activities were down a slight 4.9% to 309 million euros mainly because of the loss of a contract on the "grands risques" business line. The combined ratio rose from 103% in 2003 to 105% in 2004. The underlying contribution amounted to 22 million euros owing to the weight of complementary provisions for impairment in asset value, *vs.* -22 million at 31 December 2003.

In the Netherlands, the non-life activities of subsidiaries fell off in 2004 by 1.6% to 959 million euros. The combined ratio stood at 97.4%. The underlying contribution amounted to 99 million euros *vs.* 8 million in 2003.

In Spain, non-life activities reported growth of 4.9% to 855 million euros (AGF share). The underlying contribution stood at 133 million euros *vs.* 50 million at 31 December 2003 due to an excellent combined ratio of 91.8%.

In South America, total premium income in non-life amounted to 485 million euros (significant growth of 10.2% pro forma and at constant foreign exchange). The underlying results stood at 31 million euros *vs.* 12 million at 31 December 2003. The combined ratio was 100.2%.

The underlying contribution of other countries amounted to 7 million euros at 31 December 2004 *vs.* 21 million at 31 December 2003.

2.4 Credit insurance

The premium income from AGF Group credit insurance generated by the subsidiaries of Euler Hermes totalled 1,848 million euros at 31 December 2004 (including other services, which stood at 254 million euros), a rise of 3.5% pro forma and at constant foreign exchange.

The underlying contribution (AGF share) of Euler Hermes stood at 184 million euros, a rise of 47.2% from 31 December 2003. This sharp increase owed to a successful merger of Euler and Hermes and disciplined underwriting initiatives that made possible a historically low combined ratio of 76.1% *vs.* 79.9% at 31 December 2003.

2.5 Assistance

Assistance premium income amounted to 533 million euros (including 99 million for other services), a rise of 27.1% pro forma and at constant foreign exchange. The contribution of this activity to net underlying results stood at 15 million euros (*vs.* 13 million in 2003).

2.6 Banking

The underlying results of banking and financial services totalled 101 million euros *vs.* 165 million at 31 December 2003. This change was due to the much higher contribution of Banque AGF and the strong performance of asset management. These two factors made it possible to partially offset the sale of Entenial.

2.7 Other activities

Other activities comprised holding, cash management and brokerage companies.

The underlying contribution before taxes and goodwill amortisation amounted to -110 million euros in 2004 *vs.* -101 million in 2003.

The underlying results of holding companies improved (-108 million euros in 2004 *vs.* -124 million in 2003).

Miscellaneous activities in and outside France contributed -2 million euros in 2004 *vs.* 23 million in 2003.

3 Consolidated results

Net consolidated results Group share amounted to 1,104 million euros, a 44.7% rise, and were broken down as follows:

(in millions of euros)	2004	2003	Change	2002 pro forma
Life insurance in France	322	416	-22.6%	207
Life insurance outside France	66	(25)	n.s.	(9)
Total life insurance	**388**	391	-0.8%	198
Health insurance in France	70	1	n.s.	20
Health insurance outside France	23	7	228.6%	26
Total health insurance	**93**	8	n.s.	46
Non-life insurance in France	523	378	38.4%	3
Non-life insurance outside France	292	69	323.2%	76
Total non-life insurance	**815**	447	82.3%	79
Assistance	**15**	13	15.4%	13
Credit insurance	**184**	125	47.2%	98
Banking activities in France	101	165	-38.8%	42
Banking activities outside France	11	22	-50.0%	8
Total banking activities	**112**	187	-40.1%	50
Other activities in France	(8)	16	-150.0%	5
Other activities outside France	6	7	-14.3%	8
Total other activities	**(2)**	23	-108.7%	13
Underlying results of insurance companies, banks and other activities	**1,605**	**1,194**	**34.4%**	**497**
Holding companies in France	(86)	(66)	-30.3%	(18)
Holding companies outside France	(22)	(58)	62.1%	(16)
Total holding companies	**(108)**	(124)	12.9%	(34)
Underlying results before taxes and goodwill amortisation	**1,497**	**1,070**	**39.9%**	**463**
Taxes on underlying results	**(341)**	(56)	n.s.	1
Goodwill amortisation	**(87)**	(110)	-20.9%	(138)
Exceptional items	**35**	(141)	n.s.	(58)
Consolidated net results Group share	**1,104**	763	44.7%	268

4 Other financial items

Based on the average number of outstanding shares at 31 December 2004, less treasury (12,276,785 shares), or 176,838,088 shares, net earnings per share amounted to 6.24 euros *vs.* 4.41 euros at 31 December 2003. Annualised ROE stood at 17.4% *vs.* 13.2% in 2003.

4.1 Realised capital gains

Capital gains net of provisions for lasting impairment on investments and the provision for capital loss exposure were higher at 31 December 2004. They stood at 632 million euros *vs.* 584 million at 31 December 2003. This change reflected the positive impact of the reduction in the amount of contributions to provisions for lasting impairment in the value of assets in respect of international activities and the negative impact of a conservative policy of realising capital gains on French activities.

The amount of capital gains net of provisions for lasting impairment in asset value reverting to shareholders including holding companies stood at 445 million euros *vs.* 332 million at 31 December 2003.

During the first half of 2004, the disposal of the Group's stake in Sophia gave rise to a capital gain of 131 million euros. Due to holding history, a portion of this capital reverting to banking was classified in exceptional items (44 million euros), the balance being recording in underlying results in life (64 million euros) and non-life (23 million euros).

4.2 Assets under management, deferred capital gains

The market value of assets under management amounted to 86,6 billion euros at 31 December 2004. Deferred capital gains Group share rose 45% from 4.7 billion euros at 31 December 2003 to 6.8 billion euros at 31 December 2004. In an environment of low interest rates, deferred capital gains on bonds rose 55.3% to 3.9 billion euros. The deferred capital gains on equities were up sharply due to the strong performance of Group asset management. They stood at 1 billion euros, whereas property gains were down slightly to 1.9 billion euros.

4.3 Net asset value

Consolidated book shareholders' equity amounted to 7.34 billion euros, *vs.* 6.53 billion at 31 December 2003. Net asset value stood 8.7 billion euros, or 48.8 euros per share *vs.* 40.5 euros at 31 December 2003. This change reflected the positive impact of results as well as the strong rise in deferred capital gains in an environment of low interest rates.

5 Events subsequent to closing

The following events occurred after the closing of fiscal year 2004:

AGF signed an agreement with Dexia to sell the entire property complex located at 33 rue Lafayette in Paris. This operation, which is expected to be terminated during the first half of 2005, relates to 28,500 m² of working space and 301 parking spaces.

And on the Tunis stock exchange, AGF sold its stake in the Tunisian insurance company Astrée, which the Group held at 42.08%. The disposal of this stake in a non-consolidated entity was for 20.536 million Tunisian dinars (about 12.7 million euros) and followed Group strategy of simplifying structure.

On 27 January, AGF issued deeply subordinated debt of indeterminate length for 400 million euros to French and Belgian investors. The instrument pays an annual coupon of 4.625%, equal to a spread of +107.2 basis points *vs.* the Bund.

At the meeting of the CEC last 2 February, AGF announced a reduction of 510 FTEs by the end of the year. In addition to departments under the plan for preserving employment *(Plan de Sauvegarde pour l'Emploi)* implemented in the health area, these departures will occur through attrition and a possible early retirement plan. Negotiations began last 17 February.

On 15 March 2005, AGF sold its 22.3 stake in Gecina by bloc transaction to the Spanish company Metrovacesa at 89.75 euros per share payable on 30 December 2005. This operation, which amounted to 1,240 million euros, will lead to sales results in consolidated financial statements of 526 million euros (excluding taxes due at 15.72%). The corporate capital gain of 491 million euros realised by AGF Vie may generate entitlements to policyholders.

6 Implementation of IFRS (*International Financial Reporting Standards*) in the AGF Group

The IFRS project was launched at AGF in 2002.

The choice of options was made by the Executive Committee in June 2004.

The main points in the project were studied by the Audit Committee in November 2004 and presented to the Board of Directors in December 2004.

A communication in narrative form was prepared on 15.02.05 for the financial markets.

This project is based on IFRS standards as of 28.02.05. There may be changes as a result of subsequent IFRS publications, IFRIC interpretations and the publication of a "press release" by the CNC dealing with the results of IFRS insurance working groups that will comment on the application of standards.

The options in principle described below have been submitted to the statutory auditors.

The main impact on financial statements in terms of their presentation and evaluation are as follows:

6.1 First application

Under the 1st application of IFRS standards, AGF, which was already consolidated under IAS standards by Allianz, selected option 24a of IFRS 1 to evaluate assets and liabilities. Therefore:

"Assets and liabilities are valued at the value booked in the financial statements of the parent company on the date of conversion to IFRS standards of the parent (excluding adjustments due to the consolidation or as a result of the company regrouping through which the parent acquired the subsidiary)".

6.2 Financial assets

The classification and evolution of assets are determined based on the method of management:
- Assets held for trading are valued at fair value.

The change between 2 closing periods will be booked to profit and loss.
- Assets available for sale:
  - either fair value and the change between two closings will be booked to share capital,
  - or for certain assets lines in fair value option, the change in fair value between two closings will be booked to profit and loss.
- Assets held until maturity are valued at their amortised cost.

Write-downs of equities are handled as follows:
- Assets are subject to the automatic rules of write-down.
- Write-downs are definitive.
- The basis of provisions is the fair value (as opposed to the recoverable value which is used now).
- Calculations of write-downs are made retroactively as of the date of acquisition of the securities.
- These calculations are made quarterly.
- The criteria of write-down are the following:
  - Capital loss greater than 20% of the book value for more than 6 months, or
  - Capital loss greater than 80% for any period of time, or
  - Capital loss for more than 12 months.

6.3 Property

Booking at historic cost is retained.
The changes affect:
- valuation by component,
- the amortisation charge calculated by component with consideration, as appropriate of a residual value,
- the retrospective booking of acquisition costs,
- the elimination of the provision for major repairs.

6.4 Acquisition of companies

Acquisitions from the Allianz Group

- The "Purchase GAAP" *(comptabilité d'acquisition)* booked in present accounts will be cancelled and replaced by values (excluding restatement for Allianz consolidation requirements) booked in the financial statements of Allianz.

- The main subsidiaries are: Allianz France (merged with the former PFA and AGF), Hermes (Germany), Allianz RAS Seguros (Spain) and Elvia.

Other acquisitions

Acquisitions after 31.03.98 will be retrospectively restated based on IFRS principles.

The main subsidiaries concerned are: the former Royal Nederland and Zwolsche (Netherlands), Colseguros (Colombia) and SNA (Lebanon).

6.5 Intangible assets

- Goodwill is not amortised but remains subject to a write-down test (at the level of each cash generating unit).

- Residual network values are reclassified in goodwill.

- Reclassifications mainly concern: the former PFA, Royal Nerderland, Euler, AGF Belgium.

6.6 Consolidation of OPCVM investment trusts

OPCVMs in which the percent control exceeds 50% in consideration of securities held under unit-linked policies are fully consolidated under IFRS standards and minority interests are booked under payables.

OPCVMs held at between 20 and 50% in consideration of securities held under unit-linked policies are accounted for under the equity method under IFRS standards.

In terms of methodology:
- OPCVMs held at 100% are fully consolidated; investments are mainly classified in assets available for sale,
- other OPCVMs are fully consolidated or accounted for under the equity method; investments are classified in fair value by profit and loss.

6.7 Social commitments

All social commitments that concern long-term benefits (IFC, premiums and seniority leave) and post employment benefits (retirement commitments, contingency, etc.) are taken into consideration.

Commitments are valued using the present value rate that is equal to the market rate instead of the rate of return on assets representative of commitments.

The "corridor" option is retained.

6.8 Insurance activity

Pursuant to IFRS 4, items concerning insurance are valued based on French methods and principles now applied in consolidated statements, except in respect of the following:
- Non-life activity: cancellation of equalisation provision (mainly affects Euler Hermes) and restatements of financial insurance,
- Life activity:
  - investment policies without discretionary profit-sharing (mainly unit-linked policies without a minimum guarantee) are reclassified in deposits (rather than life underwriting reserves),
  - other investment policies with discretionary profit-sharing are still subject to the principles and methodology now in use.

6.9 Other

Derivative instruments that do not meet hedging criteria are valued at their fair value and the fair value change is booked to profit and loss.

Treasury shares are deducted from net position (principle already applied).

Goodwill is booked in currencies (option already applied).

6.10 Current points

Methodologies of adjusting assets and liabilities resulting from the application of fair value of financial assets.

During the transition period, the application of fair value of assets leads to asymmetrical treatment of assets and liabilities, which requires recognising potential entitlements of policyholders (deferred profit-sharing/ Shadow accounting) and changing the rate of emergence of financial margins, which should require the readjustment of amortised expenses based on the rate of margin emergence.

Methods of applying the sufficiency test of insurance liabilities (LAT).

Determination of deferred taxes on the capitalisation reserve.

Presentation of financial statements and cash flows.

File No. 82-4517

AGF SA COMPANY

AGF SA IS THE LEAD HOLDING COMPANY OF THE AGF GROUP.

1 SHARE CAPITAL INCREASE

During fiscal year 2004, 525,848 share subscription options for executives and employees were exercised, giving rise to the creation of the same number of shares.
On 13 August 2004, 787,675 new shares for employees were issued.

At 31 December 2004 share capital stood at 866,609,375.31 euros divided into 189,486,162 shares.

A summary table of delegations in progress given by the General Meeting of Shareholders to the Board of Directors in the area of share capital increases (article L. 225-100 of the Commercial Code) appears on page 4 of the financial report (paragraph 2.3).

2 CAPITALISED SECURITIES AND INVESTMENTS

Investments amounted to 5,190 million euros at 31 December 2004 *vs.* 5,147 million at 31 December 2003 and were broken down as follows:

(in millions of euros)	31.12 2004	31.12 2003	31.12 2002
Treasury shares	634	584	524
Equity investments	4,556	4,562	4,509
Marketable securities	0	1	1
Total	**5,190**	5,147	5,034

2.1 EQUITY STAKES

Equity investments included:
- 99.99% of AGF Holding for 4,178.2 million euros.
- 29.76% of Banque AGF for a net book value of 152.3 million euros.
- 99.99% of SNC AGF Cash for 0.2 million euros.
- 99.99% of Eustache for net book value of 2.7 millions euros.
- 0.76% of Worms for 13.1 million euros.
- 9.52% of Euler Hermes for 181.4 million euros.
- 7.61% of Asset Management for 28.0 million euros.

(in thousands of euros)	Activity	Premium income 2004	Results 2004
AGF Holding 87, rue de Richelieu 75002 PARIS	Holding company	1,480,816	1,604,577
Eustache 87, rue de Richelieu 75002 PARIS	Holding company	–	(12,984)
SNC AGF Cash 14, rue Halévy 75009 PARIS	Cash management	–	1,552
Banque AGF 14, rue Halévy 75009 PARIS	Banking	204,136	161,368
Euler Hermes 1 rue Euler 75008 PARIS	Holding company	–	47,204
AGF Asset Management 87, rue de Richelieu 75002 PARIS	Asset management	94,233	13,502

2.2 TREASURY SHARES BOOKED TO CAPITALIZED SECURITIES

Pursuant to the new provisions of the law of 2 June 1998, the General Meeting of Shareholders of 4 June 1999 authorised the buy back of a maximum of 10% of the share capital AGF. This authorisation was renewed by subsequent General Meetings of 30 May 2000, 5 June 2001, 14 May 2002, 26 May 2003 and 25 May 2004. The AMFs authorisation was obtained on 30 April 2004.

In keeping with opinion n° 98-D of the Issues Task Force of the National Accounting Council, these securities were booked to "capitalized securities – treasury shares".
During fiscal year 2004, AGF acquired an additional 899,716 shares for 43.7 million euros (at an average cost of 48.53 euros) and sold 2,564,646 shares with a book value of 128.7 million euros (average cost of 50.20 euros).

At 31 December 2004, there were 11,945,611 treasury shares, amounting to 6.3% of share capital with a gross book value of 665.6 million euros (average cost of 55.72 euros).

2.3 INVESTMENTS

During fiscal year 2004, AGF sold all AGF shares booked to "equity investments" for a net book value of 0.4 million euros (an average cost of 25.37 euros).

3 Receivables from consolidated companies

Receivables from consolidated companies stood at 613 million euros *vs.* 808 million in 2003. They included mainly loans to AGF Holding for 540.7 million euros and a loan to AGF Cash of 70.9 million euros.

4 Provisions for losses and contingencies

They mainly covered the defeasances of Entenial for 19.9 million euros and retirement schemes for 5.1 million euros.

5 Statutory results

Profits for the fiscal year amounted to 185 million euros vs. 423 million in 2003 and were broken down as follows:

(in millions of euros)	2004	2003	2002
Equity investment revenues	**104**	332	666
Other net financial revenue	**(15)**	(1)	27
Operating expenses	**(51)**	(63)	(41)
Changes in provisions	**(1)**	(10)	13
Capital gains and losses net of write-downs	**116**	188	(302)
Tax consolidation gain	**32**	(23)	76
Corporate taxes	–	–	–
Net results	**185**	423	439

Equity investment revenue comprised dividends received from:
- Banque AGF, 50.8 million euros,
- AGF Holding, 44.7 million euros,
- Euler Hermes, 7.1 million euros,
- AGF Asset Management, 0.7 million euros.

Other investment revenue was mainly income from cash operations, interest on receivables from AGF Holding and interest on the loan to Allianz BV.

Ordinary operating expenses stood at 56.6 million euros in 2004 *vs.* 63 million in 2003. The drop was mainly due to isolated expenses on the pensions of ex-executives and social charges.

6 Ownership threshold

Pursuant to article L. 233-6 of the new Commercial Code, you are hereby informed that there were no new acquisitions by AGF during fiscal year 2004.

7 Allocation of results

Given profits of 184,751,286.36 euros plus retained earnings of 142,402,233.91 euros, (the latter reduced by the tax amount provided for in article 39 of the Corrected Finance Law of 2004, or 4,987,500 euros, pursuant to opinion n°2005-A of the Issues Task Force of the National Accounting Council dated 2 February 2005) the available balance stood at 327,153,520.27 euros, which we recommend allocating as follows: payment of a dividend of 327,112,877.92 euros, and 40,642.35 euros to retained earnings. Your Board also proposes to distribute 135,111,840.88 euros by withdrawal from paid in capital. The total amount of distributions amounted to 462,224,718.80 euros.

Fiscal year profits	184,751,286.36
Increased by retained earnings of reduced by the tax provided for in article 39 of the Corrected Financial Law for 2004, or 4,987,500 euros, pursuant to opinion n°2005-A of the Issues Task Force of the National Accounting Council, dated 2 February 2005.	142,402,233.91
Distributable amount	327,153,520.27
Dividends to shareholders	327,112,877.92
Retained earnings	40,642.35
Distribution by withdrawal from paid-in capital	135,111,840.88
Total amount of dividends to shareholders	**462,224,718.80**

The per share dividend would be 2.60 euros.

Note is taken of the elimination of the tax credit by the Financial Law of 2004 and pursuant to article 243 bis of the General Tax Code, it is stipulated that the revenues distributed under this resolution to individual shareholders are eligible to the abatement of 50% provided by article 158, 3-2° of the General Tax Code.

Pursuant to the provisions of article 243 bis of the General Tax Code, the dividend paid for the last three fiscal years was as follows:

(in euros per share)	Gross dividend	Tax credit	Net dividend
2001	3.00	1.00	2.00*
2002	1.50	0.50	1.00
2003	2.70	0.90	1.80

* Including 1.10€ per share withdrawn from results and 0.90€ per share from the ordinary reserve.

8 INFORMATION ON THE DISTRIBUTION OF SHARE CAPITAL

Pursuant to article L. 233-13 of the Commercial Code, you are hereby informed that Allianz AG held 58.1% of share capital at 31 December 2004, with no other shareholder owning more than 5%.

And pursuant to article L. 225-102 of the Commercial Code, you are hereby informed that the holdings of employees and former employees of the AGF Group in the FCPE company savings plan amounted to 2.6% of share capital at 31 December 2004.

8.1 SUSTAINABLE DEVELOPMENT

In line with initiatives in progress for several years, the 2004 annual report includes a larges section on sustainable development (see Book III of this official shelf registration document). Based on information available at the end of 2004 and seeking consistency with the NRE law and the decree of 20 February 2002, a specific report summarising practices at AGF in respect of sustainable development themes has been developed.

The decision to have a single report combining a "traditional institutional" and sustainable development report was made because it provides a global vision of the company to the widest audience.

All key themes for a company like AGF are addressed. Although existing reporting systems do not always allow for coverage of a scope that is the equivalent of that of the Group, the information attempts to give an accurate and fair picture of practices in effect. Therefore, each quantified figure includes a specification of the precise nature of its scope. Moreover, various points are still not subject to structured performance indicators.

The scope of the reporting system was retained unchanged in 2004. The upcoming implementation of the new sustainable development reporting system will make it possible to widen coverage and consolidate a greater number of data on an AGF scale subject to technical and financial constraints. The issue is one of adapting the reporting tool to true underlying challenges.

8.2 INFORMATION RELATIVE TO CORPORATE OFFICERS

8.2.1 Compensation of corporate officers paid by the company and the controlling company during fiscal year 2004

Pursuant to article L. 225-102-1, *al.* 1, of the Commerical Code, you are hereby informed that benefits of any kind and directors' fees paid by the company and the companies it controls during the year to corporate officers were distributed as follows:

Chairman Jean-Philippe Thierry (from 1 January to 31 December 2004), 1,563,378 euros distributed as follows:
- an annual base salary in 2004 of 667,431 euros.
- a variable portion of 840,000 euros based for one-half on quantitative criteria linked to results and for one-half on individual qualitative criteria.
- 25,200 euros in directors' fees paid by AGF SA and 30,747 euros paid by other companies of the AGF Group.

Mr. Jean-Philippe Thierry also has a company car and a chauffeur.

Moreover, in its meeting of 21 September 2004 acting on the recommendation of the Compensation Committee, the Board of Directors gave Chairman Jean-Philippe Thierry, 18,143 Stock Appreciation Rights (SARs) in addition to those he received in 2001, 2002 and 2003 and 100,000 options to subscribe to shares of AGF SA.

The directors' fees paid in 2004 by AGF SA to corporate officers (excluding directors representing employee and employee shareholders as well as the Chairman) totalled 224,000 euros broken down as follows:
- Mr. Breipohl 30,000 euros (including the Transactions Committee),
- Mr. Cannac 26,800 euros (including the Transactions Committee),
- Mr. Kalscheuer 30,000 euros (including the Transactions Committee),
- Mrs. Majnoni d'Intignano 30,000 euros (including the Compensation Committee),
- Mr. Lévy-Lang 26,800 euros (including the Compensation Committee),
- Mr. Brette 11,000 euros,
- Mr. de Veyrac 14,200 euros,
- Mr. Jeancourt-Galignani 25,200 euros,
- Mr. Ferrero 30,000 euros (including the Audit Committee).

The directors' fees paid in 2004 to directors by AGF SA totalled 321,600 euros including 72,400 to directors representing employees and employee shareholders and 25,200 euros to Chairman Jean-Philippe Thierry.

Pursuant to the provisions of article L. 225-102-1 paragraph 2 of the Commercial Code, you are also informed that the salaries and benefits in kind received by the two representatives of Allianz AG, the controlling company of AGF SA were respectively:
- Mr. Diekmann: 2,472,000 euros distributed as follows:
  - a base annual salary paid in 2004 of 900,000 euros,
  - a variable salary paid in 2004 of 1,572,000 euros.

Moreover, 23,842 Stock Appreciation Rights (SAR*) and 11,469 Restricted Stock Units (RSU**) were paid during the year.
- Mr. Bremkamp: 1,648,000 euros distributed as follows:
  - a base annual salary paid in 2004 of 600,000 euros,
  - a variable salary paid in 2004 of 1,048,000 euros.

Moreover, 16,829 Stock Appreciation Rights (SAR*) and 8,096 Restricted Stock Units (RSU**) were granted to him during the course of the year.
Messrs. Diekmann and Bremkam each has a business vehicle and a chauffeur.
Moreover, Mr. Breipolh, as member of the Supervisory Board of Allianz AGF received total remuneration of 84,000 euros in 2004.

* SAR: see Annex 53, Personnel, Paragraph 35.3.5 page 162 of this financial report.
** RSU: Stock rights plan to corporate officer beneficiaries of companies under German law based on changes in the value of Allianz AG stock.

No directors' fees have been paid by AGF SA to Messrs. Diekmann and Bremkamp since 2003, since they informed the Board of their wish to forfeit same. They also received no fees from companies of Société AGF SA within the mearning of article L 233-16 of the Commercial Code.

None of the corporate offiers of the company (excluding the Chairman and directors representing employees and employee shareholders) received other compensation from Société AGF SA or the subsidiaries it controls within the mearning of art. 233-16 of the Commercial Code.

The global gross compensation paid to the four directors representing employees and employee shareholders during all or a portion of the year stood at 294,505 euros, including 72,400 euros in directors' fees.

8.3 Mandates and functions of corporate officers during fiscal year 2004

You are hereby informed, pursuant to the same legal provisions, that the list of all assignments and functions that the officers of the company hold in any company appears under "Board of Directors at 31 December 2004" on pages 13 to 19 of this report.

8.3.1 Resolutions submitted to the Ordinary General Meeting of Shareholders

In its ordinary session, your Board recommends that you approve statutory and consolidated financial statements and establish the dividend at 327,112,877.92 euros paid on 177,778 ,738 dividend bearing shares (outstanding share capital at 11 March 2005, excluding treasury), for a per share dividend of 1.84 euro with the balance of 40,642.35 euros being allocated to retained earnings. The Board also recommends a distribution of 135,111,840.88 euros from paid-in capital to 177,778,738 shares, or 0.76 euro per share. The total amount of distributions would total 462,224,718.80 euros.

Therefore each share would receive 2.60 euros, or a dividend significantly higher than paid in prior years.

Dividend payment would start 24 May 2005, with the stipulation that individual shareholders are eligible for an abatement of 50% provided for by the General Tax Code.

Pursuant to the provisions of the Corrected Financial Law 2004, it is also recommended that a transfer from the Ordinary Reserves in the amount of 200 millions euros be made in respect of sums booked to the company's long-term capital gains reserve.

The recommendation is also made that you renew for a five year period the authorisation given to the Board of Directors to issue bonds up to one and one-half billion euros.

And lastly, you are asked to extend for an eighteen month period the authorisation given to your Board to buy shares of the company by any means on the market or over the counter up to a limit of 10% of share capital. The shares may be used to grant stock purchase options and free grants of shares to employees and executives of the company and/or its Group, enable price regulation operations and cancel acquired shares. Pursuant to law, an official memorandum providing detail on the above purchase has been approved by the AMF.

8.3.2 Resolutions submitted to the Extraordinary General Meeting of Shareholders

In its extraordinary session, the shareholders are asked to renew for a five year period the authorisation given to the Board to issue subordinated debt in the amount of one and one-half billion euros. You are also asked to approve several resolutions to renew authorisations given by prior meetings to enable various financial operations in terms of share capital increases with or without preferential subscription rights.

As provided in the Commercial Code, these resolutions are intended to give your Board the latitude to act in the interest of your company. The diversity of financial instruments and rapid changes in markets require the greatest flexibility in choosing the most favourable methods of issuance for the company and its shareholders and rapidly executing operations based on opportunities that present themselves.

Accordingly, the Board will continue to have the option of issuing shares of the company as well as marketable securities providing entitlement to equity in any circumstances in France and abroad.
The overall amount of share capital increases that may be issued may not exceed 650 million euros in par value. The par value of debt instruments that may be issued by virtue of these resolutions may not exceed 1.5 billion euros.

As was the case of authorisations given by the Combined Ordinary and Extraordinary General Meeting of Shareholders of 26 May 2003 in its ninth and tenth resolutions, these issues may call for the retention or elimination of preferential subscription rights pursuant to the provisions of law. The elimination of preferential subscription rights is requested in order to increase the possibility of success if your Board deems necessary by accelerating the placement process. The issue price, if preferential rights are suspended, shall be no less than the weighted average of prices on the three preceding trading sessions, possibly reduced by a maximum 5% discount.

We also recommend, subsequent to the authorisation given by the Combined Ordinary and Extraordinary General Meeting of Shareholders of 26 May 2003 in its eleventh and twelfth resolution, that you renew the option of increasing share capital through incorporation of reserves, profits, paid-in capital and to also increase share capital to pay for shares tendered in a public exchange offer on the shares of another company.

It is also recommended that you renew by anticipation for a maximum period of 26 months and a total number of shares not to exceed 3% of share capital the authorisation to increase share capital reserved for employee members of a company savings plan under the conditions provided by article L. 443-5 of the Labour Code, as given by the prior General Meeting in its sixteenth resolution in order to be in conformity with new legal provisions.

Also for your approval under new provisions of law are two resolutions to give the Board of Directors the power to increase share capital for 26 months and up to a limit of 10% in order to pay for contributions in kind and to make free grants of existing shares of the company provided for in article L. 225-197 of the Commercial Code to employees and corporate officers for a period of 38 months and up to a total number of two millions shares.

And lastly, it is recommended by you renew by anticipation the full power given to the Board at the last General Meeting to reduce as need be share capital by cancelling all or a portion of the shares bought back under the authorisation provided for in the eighth resolution of the ordinary general meeting and up to a limit of 10% of share capital.

The Board of Directors

EVENTS SUBSEQUENT TO THE MEETING OF THE BOARD OF DIRECTORS OF 14 MARCH 2005

– Under the implementation of the agreement signed between AGF and Crédit Agricole on 23 December 2004, AGF received the authorisation to sell 35% of the share capital of Assurances Fédérales IARD to Pacifica from the Insurance Companies Committee *(Comité des Entreprises d'Assurances)* on 15 April 2004.

– Opinion n° 2005-B of 2 March 2005 of the Special Task for of the National Accounting Council
On 16 March 2005 the Special Task Force of the National Accounting Council published option n° 2005-B relative to conditions of recognising a provision by the parent company benefiting from the tax consolidation regime. This opinion states that in a tax consolidation group, if the parent books to results the tax savings from the use at the level of the consolidated group of deficient of subsidiaries, it must recognise in its own financial statements a provision at the level of the liability equal to the consumption of deficits by the subsidiaries that it must restor, whatever be the tax situation of the subsidiaries of the Group. At the present, this text could lead to the recognistion of a provision in the statutory accounts of AGF SA. On the basis of a preliminary approach and subject to subsequent explanations by the CNC, the amount of the provision might equal 338 million euros taking into account all the unused losses of subsidiaries or at 125 million excluding the losses of structurally deficit subsidiaries, the use of whose losses carried forward appear unlikely. In all cases, this provision will be eliminated in the consolidated financial statements.

REPORT OF THE CHAIRMAN pursuant to article L. 225-37 of the Commercial Code

INTRODUCTION

To the Shareholders,

Pursuant to the provisions of article 117 of law n° 20 03-706 of 1 August 2003, known as the law on Financial Security *(Loi de Sécurité Financière)*, it is my responsibility as Chairman of the Board of Directors of our company to report to the General Meeting of Shareholders on the following:
– the terms and conditions of preparing and organising the activities of the Board of Directors;
– internal control procedures put into place;
– any limitations that might be enacted by the Board of Directors in respect of my powers as Chief Executive Officer.

The content of this report relates to both the société AGF and the AGF Group; therefore, it is attached to the annual management report provided for by article L. 225-100 of the Commercial Code and the report on Group management provided for under article L. 233-26 of the same Code.

I asked a dedicated working group created last year for the purpose of drawing up the first report of this nature to update existing control procedures, which had first been subject to a preliminary inventory.

The proposed report was submitted to the Audit Committee on 9 March 2005 and was furthermore presented to and approved by the Board of Directors of 14 March 2005.

Before going into the details of the report for 2004, several points should be made relative to internal controls within AGF.

In recent years, AGF has implemented internal control procedures, i.e., a body of rules, instructions, and operating principles, the purpose of which is to ensure that:
– business related risks are identified and controlled;
– activities in the Group as well as the actions of personnel conform to laws and regulations and applicable standards and internal rules and are consistent with values, directions and objectives set forth by labour and management and their delegates;
– internal and external communications represent the company's situation and activity fairly.

These procedures, although not absolute guarantees, offer reasonable assurance that the objectives set forth above will be met.

The rules of internal control exist in part because insurance companies are regulated and subject to a special regulatory environment, the ultimate purpose of which is the protection of policyholders. In France, the Insurance Code sets forth a body of restrictive rules that cover legal, technical, underwriting, prudential and accounting aspects of insurance operations. A public administrative authority, the *Commission de Contrôle des Assurances, Mutuelles et Institutions de Prévoyance*, the "CCAMIP", (Commission for Controlling Insurance, Mutual Companies and Prudential Institutions) is responsible for seeing to the successful application of these rules by the company. Similar regulations exist in other countries where AGF has subsidiaries.

Moreover, AGF as a member of the Allianz Group, the parent company of which is quoted on the New York stock exchange, must respect the provisions of the Sarbanes-Oxley Law, the objective of which is to provide a guarantee of the reliability of financial information. Initiatives to assure AGF's compliance with this law, which began in 2003, are part of a planned effort that integrates the management of operating risks.

This report is divided into three parts:

Part 1:
Conditions for preparing and organising the activities of the Board and limitations imposed by the Board of Directors on the Chairman and Chief Executive Officer.

Part 2:
Internal control procedures within AGF.

Part 3:
Internal controls relative to the development and processing of financial and accounting information.

PART 1
CONDITIONS FOR PREPARING AND ORGANISING THE ACTIVITIES OF THE BOARD AND LIMITATIONS IMPOSED BY THE BOARD OF DIRECTORS ON THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

1 The composition of the Board of Directors

Pursuant to the by-laws of the company, its Board of Directors comprises: no fewer than 9 and no more than 15 directors appointed by the General Meeting of Shareholders, 2 directors elected by Company personnel and its French subsidiaries and 1 director representing employee shareholders appointed by the General Meeting of Shareholders on the recommendation of the employee shareholders.

Directors are appointed by 4 years, and one-half the Board revolves every 2 years.

The Board of Directors comprises 14 members: the Chairman and Chief Executive Officer of the company, 3 directors representing the majority shareholder, 1 director representing AGF general agents, 1 director representing employee shareholders, 2 directors representing management and non-management employees, respectively and directly elected by them, and 6 other directors, including 5 independent directors within the meaning of the Bouton report (i.e., with no relationship of any kind with the company, its group, its management or one of its shareholders of more than 10% of share capital, which might compromise their independence of judgment).

In this respect and in keeping with the internal regulations of the Board, the latter must review the situation of each director at least once per year in order to ascertain whether there have been any changes. This review took place in the Board meeting of 14 March 2005.

The non-voting member *(Censeur)* is responsible for seeing to the strict application of the by-laws and has the right of review of the management of the company as a representative of all shareholders. Said member attends meetings of the Board and takes part in its deliberations on a consultative basis. The individual now in the function, who was appointed by the Board for a 4 year term, also serves as a full member of the Audit Committee.

2 The development of Board of Director operations

The Board has implemented a total annual evaluation process of its activity pursuant to the provisions of its new Internal Regulations. The implementation of this process was assigned to Egon Zehnder International for the first evaluation. Its conclusions have given rise to a discussion that began at the Board meeting of 15 March 2004 and continued throughout the year.

The Board decided to progressively implement a programme of improvements in terms of the content of its agenda by including subjects such as key budget figures at the meeting on financial statements, succession planning in the Compensation Committee with annual frequency and successively the many businesses of the Group (two exhaustive exposés on life insurance and financial services and then on health insurance occurred with a summary document addressed beforehand to directors). Likewise, miscellaneous items of comparison with the market (FFSA figures) are now systematically remitted to members of the Board.

Following a meeting devoted to the operation of the Board with the Chairmen of the three Board Committees in the month of July 2004, the procedures in place were deemed satisfactory and it was noted that the first points of improvement recommended by the Board of Directors of 25 May 2004 had been taken into consideration.

It was also believed to be desirable that at future Board meetings the strategy of the Allianz Group, the central support functions of the AGF Group and the presentation of supports to foster a better understanding of the contribution of major business to consolidated results be presented. This latter requirement was met at the meeting of the Audit Committee in September 2004 on half-year accounts.

3 Report on fiscal year 2004

In 2004, the Board held 5 meetings. Attendance was on the order of 95%.

Non-recurring topics addressed by the Board in the year just ended, in addition to the Board's reflection on its own operations mentioned earlier, included the review of miscellaneous external growth projects in France (AVIP, etc.), several disposals (Enténial, Sophia, Eurofactor, AGF Belgium Bank, property and casualty activities in Chile, revision of the scope of consolidation of Mondial Assistance, the Belge Zwolsche Algemeene subsidiary and property (Tour Mirabeau) and the presentation of two businesses of the life and financial services pole as well as health.

The Board also addressed the following:
– the operation of the Executive Committee and the reorganisation of non-life, life and financial services,
– AGFs financial situation in respect of the market, the protection measures adopted to protect the Group against the volatility of its bond and equity portfolios,
– the organisation of Risk Management in the AGF Group,
– AGFs reinsurance policy,
– the strategic and organisation refocusing plan for health business at AGF,
– auto rate policy in 2005.

Moreover, the Board of Directors decided to:
– increase share capital reserved for Group employees,
– offer Allianz shares sold through a FCPE employee savings plan,
– authorize the Chairman and Chief Executive Officer to issue deeply subordinated debt in the par amount of 500 million euros.

4 The permanent study committees

There are now 3 permanent study committees within the Board of Directors, each one chaired by an independent director and each having its own internal regulations: the Audit Committee, the Compensation Committee and the Transactions Committee. Pursuant to the provisions provided for in the respective internal regulations of these committees, a report on the activities carried out in 2004 has been established for each of them by their Chairmen. These documents have been submitted to the Chairman of the Board of Directors and are annexed to this report.

5 Limitations imposed by the Board of Directors on powers of the Chairman and Chief Executive Officer

In its meeting of 14 March 2003, The Board of Directors voted to formalise in its Internal Regulations certain limitations resulting from pre-existing practices and/or internal regulations and rules in terms of decision-making in several areas and in a certain number of operations. The principle of mandatory consultation of the Board was instigated for several questions, the importance of which requires preliminary approval or specific and regular communication to the Board.

Issues requiring the preliminary approval of the Board of Directors:
– The acquisition or disposal of operating stakes by AGF or one of its subsidiaries when the operation exceeds 300 million euros or has been previously brought before the Transactions Committee for its advice;
– Strategic partnership agreements committing Group companies;
– Major diversification operations;
– Financial or operating restructuring within the Group where there is an impact on statutory financial statements;
– Establishing strategic directions within the company.

Mandatory information to be regularly communicated to the Board of Directors:
– The major parameters of annual budgets established by General Management;
– Operations in respect of the share capital of subsidiaries that exceed 45 million euros;
– Acquisitions or disposals of financial stakes not falling under the daily management of assets by AGF or its subsidiaries of between 75 and 300 million euros;
– Property operations by AGF or its subsidiaries exceeding 150 million dollars;
– The financial structure and cash position of the company as well as the state of its commitments;
– Reinsurance policy;
– Asset allocation policy.

PART 2
THE GENERAL ORGANISATION OF INTERNAL CONTROL PROCEDURES WITHIN AGF

It should be noted that AGF is involved in a business sector that is regulated by the Insurance Code and placed under the supervisory authority of the "CCAMIP" (*Commission de Contrôle des Assurances, Mutuelles, et Institutions de Prévoyance*, or Insurance, Mutual Association and Contingency Institution Control Commission). This administrative authority has been a legal entity since the law of 1 August 2003 and has a right to investigate and inflict disciplinary sanctions. The "CCAMIP" has oversight and permanent control of insurance company activity in France and of their capacity to honour their commitments over time.

Insurance company regulations also provide a certain number of special internal control procedures, including the drafting of a solvency report, as provided for in article L.322-2-4 of the Insurance Code, and the implementation of "audit trails" within the meaning of article A. 343-1 of the Code.

At AGF internal control procedures are organized around the five following themes:

– The control environment promotes compliance with rules and internal control procedures. It is mainly based on the following principles and players:
- Rules of ethics;
- The Board of Directors and the three study committees (the Audit Committee, the Compensation Committee and the Transactions Committee);
- Technical and management structures: the Executive Committee, the General Management Committee and several committees dedicated to the businesses, as well as the Financial Committee;
- The definition of functions and the management of skills;
- The mechanism for delegating authority.

– The directors of each of the operating and functional entities are responsible for identifying risks and implementing controls to prevent or reduce risks.

– Support functions work for the entities to integrate their risk identification activities into a structured approach:
- Risk Management, which classifies and quantifies identified risks;
- The programme for conforming with the requirements of the Sarbanes-Oxley Law, which coordinates the identification of risks and the evaluation of controls relative to the reliability of financial information;
- The security function of the data processing system, which defines the principles of organisation to control systems risks at AGF.

– Systems providing for the conservation of data, favourising the circulation of information and communication among different control actors:
- The system of processing and diffusing information, AGF Informatique being responsible for the security of data and the overall consistency of information systems;
- The system of monitoring activity, which aims to diffuse information useful to managers in order to structure, plan and take appropriate actions at the right time.

– Management structures provide for the supervision of the implementation of internal control procedures.
- The Executive Committee (the "Comex"), which orients and directs activities, and whose supervision accompanies all the current managerial operations assumed by the management committees of the operating and functional entities;
- The Risks Committee, which has responsibility on all technical, financial and operating risks borne by the Group companies;
- The Department for Managing and Controlling Risks, which has operating control over all subsidiaries, operating and functional entities under strategic planning and budgeting;
- Internal audit, which independently evaluates the efficiency of internal control procedures. The conclusions and recommendations of Audit may be used by management for improving existing procedures.

1 THE CONTROL ENVIRONMENT

1.1 INTEGRITY AND ETHICAL PRINCIPLES

1.1.1 Values

In 2004, AGF chose a new system of values for all Group employees, recognizing its ethical roots and operating procedures based more on skills and performance. It includes: ambition, trust, talent and performance.

Everyone must be professionally committed to these principles.

1.1.2 The ethical initiative
The purpose of the ethical initiative created in 2002 is to direct an internal network of contacts in all businesses, including the subsidiaries, to address transversal subjects such as the prevention of use of insider information or the coordination of anti-laundering activities, and to sensitive employees to these issues. If he wishes, each employee may make contact with the Group ethics officer and a direct tie is available in DHR sites and AGFs intranet sustainable development sites.

1.1.3 Reference texts
AGFs ethical code, the principles of which are consistent with the Allianz Group Code, prescribes minimal rules of conduct for each employee both internally as well as in terms of customers and other business contacts: honesty, loyalty, integrity, confidentiality, non-discrimination, conflicts of interest, etc. It is attached to the employment contract of each new hire.

There are ethical codes specific to certain businesses:
– The Purchasing Department has drawn up its own code, in which it draws the attention of buyers to risks of compromise and corruption.
– AGF Asset Management has ethical regulations addressing individualised management under trading authorisation, the OPCVM investment funds and the employees themselves.
– Other financial businesses of the Group also have their codes of ethics: Banque AGF, W Finance, and Dresdner Gestion Privée.

1.2 The Board of Directors and the Study Committees

The Board of Directors abides by the principles of corporate governance, including the independence of directors (one-third are independent), in keeping with the recommendations of the Viennot – Bouton reports and the AMF. It establishes the direction of company business, sees to its implementation and addresses major subjects relative to the optimal operations of the company (described in part 1).

Each study committee of the Board (the Audit Committee, the Compensation Committee and the Transactions Committee) includes mainly independent members who are qualified and have experience in the area of Committee responsibility. The composition and missions of these committees were set forth in part 1.

1.3 Management and Underwriting Structures

1.3.1 The Executive Committee ("COMEX")
Implemented on 1 October 1994, this non-statutory body where major issues affecting the life of the company are discussed and major directions decided upon, provides for the general management of the Group in a collegial manner.

Since 15 March 2004, the Committee has included 5 members: Mr. J-Ph. Thierry, AGF Chairman and Chief Executive Officer, Mr. F. Thomazeau, responsible for central support activities, reinsurance international businesses and the Mondial Assistance Group, and Mr. L. Mignon, who is responsible for life and financial services, investments and the Euler Hermes Group, both Managing Directors, and Mr. J-F Lequoy, Chief Financial Officer (including Corporate Finance and Taxation and Accounting, Insurance Investments and Management and Control of Risks, and Mr. L. de Montferrand, responsible for fire, accidents and miscellaneous risk (IARD) and general agents and brokerage in France, both Deputy Managing Directors.

Its area of responsibility extends to general Group policy, insurance operations, financial management, human resources management and the preliminary validation of recommendations to appoint or renew the appointments of corporate officers in Group companies in and outside France.

The issues and events raised are those that may have a significant impact on the Group in terms of strategy and results. They must facilitate information to General Management in real time in respect of events that may have an impact on the Group and decide on steps to be taken without infringing on the authority of the directors of branches, who are responsible for the management of their profit centres under the appropriate Managing Director.

Issues raised include the following: operations in respect of the share capital of subsidiaries, acquisitions or disposals of significant equity stakes, the creation of companies, partnership agreements (other than the routine), diversification operations, entries into new countries, the acquisition and disposal of certain categories of assets, the principles and general orientation of investments, and the recruitment, promotion and principles of compensation of senior managers.

Its method of operation provides in principle for a weekly meeting on an established day addressing an agenda drawn up by the Committee secretary in cooperation with the members of the Executive Committee. The latter are solicited themselves by the areas under their authority in respect of issues requiring review by the Executive Committee. The decisions taken are communicated to the appropriate parties at the conclusion of the meeting by the appropriate Executive Committee member.

An ad hoc process was implemented in terms of approving recommendations to appoint or renew the appointments of corporate officers so that they can be transmitted in a timely manner to the secretary of the Executive Committee by one of its members.

During 2004, there were 41 meetings of the Executive Committee.

1.3.2 The General Management Committee and committees dedicated to businesses
The General Management Committee now includes 38 operating and functional Group directors who meet every two weeks. The Committee was conceived as a place of exchange and reflection among the main senior managers.

There are also committees dedicated to operating activities where technical issues are discussed, including the bi-monthly General Agents Committee, the monthly Brokerage Committee and the bi-monthly Life Insurance and Financial Services Committee.

1.3.3 The Financial Committee

The AGF Financial Committee meets every 3 months under the chairmanship of the Chairman and Chief Executive Officer of the Group. Permanent members include the members of the Executive Committee, the directors of Asset Management, Property and the Department of Insurance Investment.

Issues addressed related mainly to strategic asset allocation of companies, investment policy in property, the market performance of general portfolios and hedging strategies. Other subjects may on occasion be addressed, such as investments in Private Equity or Group debt policy.

There are always written agendas and minutes of the meeting.

1.4 The definition of functions and the management of skills

The Human Resources Department oversees the adaptation of skills to jobs in keeping with the objectives of the company. In particular, it sees that:

- The main businesses are analysed to determine the skills required and arrive at possibilities for mobility;
- Each job is attached to a function described in the AGF classification system;
- Recruitment procedures guarantee that the profile of new hires meets company needs;
- An annual evaluation allows managers to review assignments and objectives and skills;
- Training gives employees the skills they need.

1.5 The organisation of delegations/authorisations

In 1996, AGF, acting under the leadership of the Executive Committee implemented a new mechanism of delegating authority, the structure of which was approved by the Legal Department and independent experts. Further development of delegations of authority and expense commitments were developed by the Group General Secretariat.

The objectives of the delegations of authority are to:

- give managers a description of their missions,
- give them the means and needed powers to execute them, to commit and represent the company,
- remind them of their obligation to abide by (and see that employees under them abide by) all laws, regulations, agreements, ethical rules and internal procedures in effect that are applicable in their area of activity.

Delegations are granted by the legal representatives of the principal companies of the Group to their assistants and rolled out through the organisation through sub-delegations to the main managers of the Group.

Expense commitment powers are given individually and establish the level of authority in terms of orders to pay and payments based on ceilings that are pre-approved by the Executive Committee.

Delegations of authority and expense commitment powers are signed by both parties.

These documents are updated on an ongoing basis when individuals change and/or there are changes in the scope of responsibility of the delegating or authorised party.

2 The role and responsibility of operating managers in identifying risks and implementing related controls

2.1 Internal control implemented by managers of operating and support entities

The objective of internal control at AGF is that each operating or support entity implement procedures, control and reporting systems that organise and account for the activity.

The directors of each of the entities are responsible for the implementation and functioning of this system, the formalised and auditable nature of which must allow for regular evaluation of effectiveness through internal audit.

2.2 The implementation of procedures by directors of subsidiaries, operating or functional entities

Internal control procedures implemented by managers of each entity within the Group respond to the following objectives:

- definition of the sectoral policy of the entity and its consistency with general formalised policy, regularly updated and broken down by mission;
- a translation of the sectoral policy in pluriannual planning and annual budgeting;
- a formalisation of objectives and instruments of measure that make it possible to evaluate completion;
- an updated organisation chart that summarises the missions of the entity and its organisation;
- an identification of risks, i.e., events that may compromise the fulfilment of objectives;
- a description of the control mechanism that makes it possible to manage and reduce risks;
- a definition of work stations that includes hierarchical levels, delegations of power (commitment) and responsibilities by post (missions and reporting obligations).

3 Functions supporting the identification of risks

The identification of risks by managers of different operating and functional entities is an indispensable preliminary to the implementation of the internal control procedure. Risk Management and the Sarbanes Oxley programme are a framework for a structured approach implemented by managers in their mission of identification and evaluation.

3.1 Risk Management

The main risks under Risk Management are set forth in detail and measured in the Annual Report of the AGF Group. They are the following:

– **Market and asset-liability management risks:** The AGF Group has implemented active management of market risks and has asset-liability management for all its insurance activities mainly in Belgium and France. The Group directs its investment strategy and its hedging policy in a centralised manner in each country. Market risks may be the following: risk of higher rates, risk of lower rates, risk of a drop in equity markets, risk of a drop in property market, and foreign exchange risk.

– **Credit risks:** Risk Management has implemented a central data base that pulls together all kinds of exposure to corporate default and develops a system of limits.

– **Claims experience risk:** the risks of claims experience before reinsurance is controlled mainly through actuarial tools implemented by underwriting departments responsible for the design of insurance products and the monitoring of their profitability. New products must be subject to a procedure for controlling preliminary risks.

– **Catastrophic risk:** Risk Management has modelled the exposure of AGF's portfolio to the main types of catastrophic risk (natural and industrial).

– **Reinsurance risk:** AGF has a simulation tool making it possible to compare different strategies in reinsurance and to optimise reinsurance policy, which is centralised in each country.

In terms of the major French insurance companies of the Group, reinsurance policy is the subject of an annual presentation to the Board of Directors of AGF, pursuant to article R. 336-5 of the Insurance Code. It takes the form of a report describing the major parameters followed, particularly in terms of coverage of natural disasters, cession methods (proportional or non-proportional, depending on branches) and choices of reinsurers. In keeping with regulations, this report, like its annexes describing the programmes implemented as well as the identity of reinsurers used, is addressed to the CCAMIP *(Commission de Contrôle des Assurances, Mutuelles, et Institutions de Prévoyance,* or Insurance, Mutual Association and Contingency Institution control Commission).

– **Property, casualty and liability provisioning risk:** property, casualty and liability provisions are evaluated by the operating entities of the Group based on actuarial methods and controlled by the Group Actuary at the level of each country.

– **Operating risks:** a report on operating risks is prepared annually. In so doing, Risk Management relies on a cartography of risks. The approach is based on questionnaires addressed to various entities to identify operating risks, recommend and implement actions to reduce risks and cover risks through the Group insurance programme better. The residual risks are handed through the Group insurance programme, which is conceived, implemented and updated so as to protect most of the assets and responsibilities of the AGF Group.

Risks are measured by Risk Management based on a standard internal model and then translated into capital allocated to the operating entities, based on regulatory constraints and rating, which is a base management tool of profit centres.

3.2 The SOX programme

AGF is a member of the Allianz Group, whose parent company is quoted on the New York stock exchange. As such, AGF participates in all efforts required to implement the provisions of the Sarbanes-Oxley Law.

In terms of internal control, since 2003 AGF has been conducting a project of considerable scope to respond to the requirements of sections 302 and 404 of the Sarbanes-Oxley Act. This provision provides that CEOs and CFOs certify that they have implemented, maintained, and evaluated an internal control mechanism that is adequate for the production and processing of financial information. Pursuant to section 404, external auditors must give an opinion on management's evaluation.

This step has affected AFG Iart, AGF Vie and AGF SA. It has consisted of identifying the main risks of non-reliability of financial information, evaluated the capacity of controls to minimise risks, conducted tests, and where needed, carried out the needed improvements.

The frame of reference for this evaluation is the COSO[1], which has five components:

– Control environment;
– Evaluation of risks;
– Control activities;
– Information and communication;
– Leadership.

The four components of the COSO the "control environment", "evaluation of risks", "information and communication" and "leadership" have been analysed at the Group level. The identified controls are mainly followed by the central support functions (General Secretariat, Ethics, Human Resources, Financial, Systems and Data Processing, Audit). Controls have been evaluated, documented and tested.

The risks and controls corresponding to the "control activities" component are specific to each activity and process. The identification of risks and controls, documentation, evaluation and testing has been delegated to business units for the key processes, namely financial processes (accounting, cash management, taxation, investments), as well as the "insurance processes" (underwriting, claims management, reinsurance,

(1) Committee of Sponsoring Organisations.

provision calculation), and support processes (data processing, human resources, and law).

The initiatives needed for compliance with the Sarbanes-Oxley Law are coordinated with those related to the Law on Financial Security and the management of operating risks.

3.3 The Security of information systems

The information system is the reference and the indispensable support of company business. For these reasons the preservation of its security has become strategic.

Threats to the security of the information systems take on various aspects: the security of operating locations, protection against viruses, control and limitation on access granted through networks and Internet, fraud prevention related to an abuse of business applications, limitation of errors caused by operating malfunctions, respect of regulations mainly in respect of the protection of personal data.

To analyse the integrity risks of the information system and define security policy, a Security Manager of Information Systems ("RSSI"), directly attached to the Director of Group Information Systems with authority over all Group security problems, was implemented in 2001. The RSSI defines the principles of organisation of data processing security at AGF. He is involved in different security entities with departments of AGF-Informatique and is present in security actions such as the activity recovery plan, the management of access to networks, systems and business applications.

4 Systems promoting the circulation and dissemination of information between various internal control players

4.1 The information processing and dissemination system

4.1.1 Information systems

The AGF-Informatique Management Committee includes the managers of information systems businesses, production, Control and S&DP Human Resources under the authority of the Directors of Group Information Systems. Held weekly, it provides operationally for the definition of strategy and the direction of systems activity.

The Strategic Committee, which meets quarterly, comprises members of the Executive Committee, the Management Committee of AGF-Informatique and members of the General Management Committee exercising at their level a responsibility for the information system. Its role is to follow strategy, major information projects and the AGF-Informatique accounts.

4.1.2 Information control procedures

The AGF-Informatique Department of Information Systems has implemented several entities responsible for the control of procedures, relative to the systems of information under its responsibility.

In AGF-Informatique Departments, committees work on internal control as follows:
- The Architecture Committee monitors the respect of standards and the policy of security established at AGF and in the Allianz Group. If need be, it verifies the best practices of the market;
- The Committee to Study Standards is the AGF-Informatique body responsible for studying and proposing the list of standards that will then be approved by the Management Committee of AGF-Informatique (Codir);
- The Technical Security Committee coordinates a plan of actions/projects related to security. It follows their state of advancement, records new actions and establishes priority in agreement with management;
- The Committee for Monitoring Systems Projects (CSIP) led by the Systems Management Committee provides for the follow-up (advancement, choices, budget) of strategic projects placed under the responsibility of Codir;
- Management Control provides for consistency among services rendered, budget and invoicing.

The Internal Control unit is responsible for:
- The administration of AGF-Informatique under the regulation of companies (respect for by-laws, compliance with Supervisory Bodies and General Meetings, integrating and exiting members of the AGF Informatique GIE, legal publications);
- The application within the GIE of principles of delegation and authorizations/prerogatives defined by the Group;

– Relations with Group Enthics as the ethics representative;
– Coordination and follow-up of internal and external audits;
– Internal control missions on procedures, mainly in response to reported incidents in coordination with the RSSI for actions affected by security;
– The verification of the proper functioning of key controls making it possible to manage the main systems risks in keeping with the requirements of the Sarbanes-Oxley Law.

4.2 THE SYSTEM OF PLANNING AND MONITORING OPERATING ACTIVITY

Planning and monitoring contribute to the dissemination of the information managers need to structure, plan and take appropriate steps.

4.2.1 The budget-planning process

Internal business and result objectives are set at year end for the following year, and the strategic analysis of positioning of various businesses occurs during the year and relates to the three following years. The managers of activities recommend objectives or options that are subject to Executive Committee decision.

4.2.2 Monthly reporting

Monthly reporting is sent to the AGF Group Executive Committee. It is summary indicators of activity (premium income, development of the policyholder portfolio, underwriting and financial ratios) as well as qualitative commentary. It is supplemented by monthly reporting about general expenses.

4.2.3 Quarterly business reviews

Quarterly meetings are held with the non-life and health and Group operating entities. The purpose of these meetings is to review success in meeting quantitative objectives (example: combined ratios, etc.) and qualitative variables on operating measures that might be needed in the event objectives are not met, as well as the monitoring of the implementation of strategic actions.

4.2.4 Operating profitability

Business monitoring through the usual accounting indicators is supplemented by a calculation of operating profitability, the underlying foundation of the profitability of activities if certain volatile items (capital gains on stock sales) are accounted for. The main profitability indicators monitored are Economic Value Added (EVA) and Return on Equity (ROE) (for non-life activities and health and family and personal protection). These items are complemented by an analysis of the level and development of the value of the portfolios and new business in life and retirement.

5 THE SUPERVISION OF THE CONTROL MECHANISM

Supervision structures make it possible to direct first level control systems by managers of operating and functional entities.

5.1 THE ROLE OF THE COMEX

The COMEX manages and directs activities and defines the principle standards. On the base of information regularly submitted by the Department of Monitoring and Risk Control, the Accounting Department or by operating entities and Internal Audit, the COMEX works to control businesses and take the appropriate measures. This supervision is in addition to all the ongoing operations of management carried out at the level of the management committees of operating and functional entities.

5.2 THE COMMITTEE ON RISKS

The Committee on Risks is responsible for all underwriting, financial and operating risks carried by the insurance companies, the banks and other AGF Group companies in France and abroad. It does not have sub-committees by legal Group company.

The objectives of the Committee are the following:
– directing major strategic choices such as investment policy, reinsurance, non-life provisioning, management of catastrophic risks and underwriting;
– recommending systems of limits;
– resolving conflict of interest related to internal accumulations;
– recommending financial solutions to assure good balance of needs and resources in order to guarantee the economic and regulatory solvency of companies.

The Committee comprises permanent and guest members. The permanent members are the AGF Financial Director (Committee President), the Director of Monitoring and Risk Control, the Director of Risk Management, the Director of Insurance Investments, the Manager of Asset-Liability Management, the Director of General Group Audit, the Manager of the Sarbanes-Oxley projects, the Directors of Audit and Risk Management of the property and casualty companies, life and financial services and health and Group, as well as the Committee Secretary.

The Committee's prerogatives are based on the Executive Committee, to which it reports directly and to which it submits final decisions for approval, with execution being the responsibility of the committees concerned.

5.3 The operating control procedures of subsidiaries and functional and operating entities

The operating control procedures of the subsidiaries and entities of the AGF Group fall within the framework of the following general plan:
– the "Strategic Dialogue" involves a discussion of the strategic situation of the subsidiary or entity. It includes making decisions on questions raised in terms of strategic alignment, as well as an agreement on the plan level of profitability, given budget and medium term planning;
– the "Planning Dialogue" involves developing a plan over 3 years with special emphasis on the planned level of profitability for the coming year. It also includes the future needs of the subsidiary in share capital. This process includes a discussion of results for the year in progress using preliminary figures.

A unit within the Department of Risk Management and Control is specifically responsible for controlling subsidiaries outside France.

The operating control of activities outside France can be illustrated through two major subsidiaries present in Belgium (AGF Belgium) and the Netherlands (Allianz Nederland). These companies both have a board of directors and an audit committee that function according to the usual rules in terms of composition, meeting frequency and agenda. In the Netherlands, the Board of Directors and the Audit Committee include independent members, one of which presides. Both in Brussels and Rotterdam, the external and internal auditors participate in the audit committee meeting on subjects that concern them.

Management control occurs through detailed monthly reporting of financial items recapping operation, an annual budget meeting, the "planning dialogue", as well as several revised forecasts of annual results. These two subsidiaries are included in the audit plan of the General Group Audit department, which acts based on frequency and procedures that are specific to the Group. Lastly, they are included in the process of identifying and managing Group risks.

5.4 Internal audit

5.4.1 Organisation and Resources

At 31 December 2004, the Audit function comprised:
– Operating Audits: each of the three business units in France (life and financial services, health and group, property and casualty), as well as the main subsidiaries had an operating audit team responsible to their directors. There are about 100 auditors in Operating Audit;
– The Department of General Group Audit, which supervises all internal audit:
- by exercising functional authority on the operating audits and assuring management and coordination, mainly through the validation of their annual audit plan;
- by carrying out their own investigations on the entities themselves.

There are a dozen auditors in the Department of General Group Audit.

Starting on 1 January 2005, the audit function will grow wider with the implementation of internal controllers supporting the conformity of the AGF Group with the requirements of the Sarbanes-Oxley Law. These internal controllers, seven in number, will be divided between the different teams of Operating Audit and the Department of General Group Audit.

5.4.2 The role of internal audit

Over and above the direction provided by the COMEX and the Risk Committee, Internal Audit is specifically required to verify the functioning of the internal control plan, evaluating the efficiency of procedures for controlling risks and procedures of related control and making improvement recommendations if need be.

In particular, General Group Audit provides the Chairman and the Group Executive Committee with a judgment on the exercise of responsibilities by the managers of subsidiaries or business units. The Director of General Group Audit participates in the work of the Audit Committee.

5.4.3 Audit procedures

In order to guarantee the independence of internal auditors, each of the audit structures must:
– respect the ethical standards of the French Institute of Internal Audit *(Institut Français de l'Audit)*,
– adopt the Group's internal audit methodology.

Internal Audit bases activities on an audit charter, which is the equivalent of a memorandum communicated to Group executives. It sets forth the methods of audit intervention within the Group, principally as concerns the annual mission plan, the mission order, the conduct of the mission, the conclusions of the audit, the monitoring of recommendations, audit teams and needed expertise and ethics.

The activities conducted by operating audit within each entity or group of entities consist mainly of:
– verifying the conformity of operating procedures with general and specific policies, while respecting legislation and the taxation of the country concerned;
– evaluating the state of activities of each component of the entity by collecting information and carrying out or causing to be carried out the needed controls;
– validating during assignments the design of information systems as well as the data used;
– recommending corrective actions when they appear necessary, seeing to their implementation within the prescribed time frame;
– assuring control of delegees, agents and various proxies (if need be) seeing that the recommendations of the Independent Auditors and the Central Auditors accepted by the company are actually implemented.

The initiatives given to Internal Controllers consist of:
– verifying the system of internal control in operating and functional entities;
– testing all key controls associated with risks identified under the Sarbanes-Oxley process.

The assignments implemented by AGF Group General Audit when observing entities:
– aim to verify the implementation and results of general Group policies, except for points specifically excluded from the analysis when the assignment is launched;
– take into consideration not only the existing situation, but also plans of actions and projects, as well as local market conditions;
– also relate to the resources and methods used (structure, organisation, management method and team quality);
– include, in the case of missions on controlled entities, the evaluation of the role of internal auditors in the general control organisation, as well as the nature and extent of their investigations and resources;
– may also occur pre or post acquisition or post launch by verifying the validity of hypotheses issued for projects and the relevance and efficiency of processes for studying the acquisition or launch;
– may also diagnose entities in difficulty calling upon other existing skills in or outside the Group.

PART 3 INTERNAL CONTROL RELATIVE TO FINANCIAL INFORMATION

1 THE ORGANISATION OF INTERNAL CONTROL PROCEDURES RELATIVE TO THE ELABORATION AND PROCESSING OF FINANCIAL AND ACCOUNTING INFORMATION

1.1 THE ORGANISATION OF ACCOUNTING PRODUCTION

Accounting production is in part decentralized in the operating entities and in part centralised in Group functions.

1.1.1 Decentralised organisation

The organization of accounting is decentralised and accordingly each balance sheet and profit and loss sheet item is assigned to a manager of a Business Unit or a functional department. Each manager must assure the booking of operations and their justification for the accounts assigned to him or her and complete the tasks identified in the booking of period end operations.

This organization plan affects usual operations as well as closing operations.

1.1.2 Group functions

Several functions develop rules and procedures and carry our processes that apply to the main subsidiaries, operating and functional entities of the Group:
– The Accounting Department, which defines and implements Group accounting doctrine, provides for the organization and production of the consolidated and statutory accounts of AGF and its subsidiaries based on information transmitted by subsidiaries and the operating entities.
– The Taxation Department, which provides the management and tax monitoring of Group companies and manages the tax consolidation process.
– The Management and Risk Control Department, which directs and leads the annual budget process and mid-term plan of the Group, defines and implements the tools of management control, develops and coordinates that policy of the Group in terms of risk control.
The intermediate statements are communicated to it and the entity has direct and permanent access of consultation to accounting data bases (mainly the portion relative to underwriting reserves).
– The Department of Insurance Investments, which assures the management of financial and technical operating balance of the portfolios of insurance companies, as well as the management and monitoring of banking and cash operations linked to investment management.
It provides for the integrity of accounting of marketable investment operations as well as the evaluation of assets and the determination of necessary provisions.
– The Cash Operations Department, which defines and implements Group policy in terms of monetary flows and bank relations. It controls banking operations.
– The Corporate Finance Departments, which defines and implements Group policy in terms of financing and investments. It also evaluates the latter.
– AGF Immobilier, which provides for the management and recording of marketable investments.
– The Financial Communication Department, which under the Group General Secretary fulfills assignments in respect of strategic, institutional, and especially financial communication, whether in support of other departments, divisions, subsidiaries or the markets. Working closely with the Accounting Departments, it prepares, analyzes and disseminates regular information to all financial market players (sell-side analysts, buy-side analysts and managers, individual shareholders and the general public).

Premium income is published on a quarterly basis and the financial statements on a half-year basis.
Over and above the editing of financial information or institutional supports (materials for analysts, financial press releases, etc.) Financial Communication is responsible for the half-year shelf-registration statement *(document de référence)*, financial publicity and letters to shareholders.
This department has implemented a process of active oversight of markets in order to inform the Executive Committee (weekly reporting) on all information relative to the stock (liquidity, volatility, etc.) or the business (analysis of the Group, the competition, the market, etc.) The ongoing consensus of the market by the Department enables oversight of the match between analyst expectations and Group perspectives and if necessary a warning or "profit-warning" on results.

1.1.3 Relationships with Independent Auditors

The mission of the Independent Auditors includes half-year and annual statements that are published. In addition, there is an intermediate review of statements at 30 September.

These missions in respect of annual and half-year accounts occur under the assignment given by the General Meeting of Shareholders for annual financial statements and pursuant to article L. 232-7 of the Commercial Code.

The Independent Auditors establish a work plan in respect of controls they deem needed to complete their mission in order to express an opinion.

At the conclusion of their assignment, three times per year, a summary report established by the Independent Auditors is submitted and presented to each manager of a Business Unit or Department concerned, and an overall summary is provided to the Financial Department.

For the statements that are published, a summary document is established and presented to the Audit Committee and to the Chairman of the Group. These documents mainly concern audit differences, the main conclusions on accounts, key characteristics of the period, and possibly, recommendations to be put into place.

1.2 Rules and references relative to financial information

1.2.1 Regulations applicable to insurance companies

The regulation applicable to insurance companies is voluminous and comes from a variety of sources. It is a factor in standardizing financial and accounting information.
Therefore, AGF respects both accounting provisions of common law and those provisions that are specific to the insurance industry.

A detailed report is communicated each year under the CCAMIP. It includes statements regulated by article A 344-13 of the Insurance Code, in addition to annual financial statements, and specific quarterly statements are provided to it as well (annex of art. 344-13 of the decree of 28 July 1995).

In particular, the solvency report has been mandatory since May 1998 and serves to see that the solvency of insurance companies is not subject to significant alteration in the short or long term. It has been conceived as a strengthening of internal control for insurance companies.

According to the Insurance Code (article L. 322-2-4), the solvency report must "expose the conditions in which the company guarantees commitments to policyholders by establishing sufficient underwriting reserves, notes directions taken in terms of investment and indicates if the solvency margin is in accordance with regulations."

The solvency report is prepared at the closing of the fiscal year. It is validated by the Board of Directors (or the Executive Board, if appropriate), which commits its responsibility on its content and must be communicated to the Independent Auditors and the CCAMIP.

1.2.2 The general references, accounting methods and principles

In establishing its statutory statements, the AGF Group applies the accounting principles and the general permanent obligations of organization and accounting that apply to all manufacturing and commercial enterprises. AGF is also subject to specific rules applicable to insurance companies, namely:
- The maintenance of records specific to insurance companies;
- The mandatory use of the specific accounting plan giving statutory accounts a level of visibility adapted to the activity of insurance companies;
- The availability to control organisations of "a document describing the procedures and accounting organization when said document is needed to understand the system of processing and carrying our controls" (Commercial Code, art. D1, and reference art. R. 341-2 of the Insurance Code).

All of these principles and methods, as well as the options taken to evaluate underwriting reserves, account units and investments are described in the annex to the financial statements. In establishing the statements, the accounting department has defined standard and normalized statements for all operating activity. These statements, segmented by Business Unit and functional departments, set forth in detail (at the level of the elementary statements), and summarised, make it possible to apply a process of control and validation of results by each manager once they have been completed.

Moreover, there is a process that makes it possible to assign the balance sheet accounts to each manager responsible for their monitoring and justification.

2 CONTROL ACTIVITIES SPECIFIC TO THE DEVELOPMENT OF FINANCIAL AND ACCOUNTING INFORMATION

2.1 THE CLOSING PROCESS

The closing process described below applies to statutory accounts of the main insurance companies in France (AGF Iart, AGF Vie, AGF SA, etc.)

2.1.1 Description of the closing process

The organisation of accounting is decentralised, each balance sheet and profit and loss statements item being assigned to a manager of a Business Unit or a functional department. Each manager is responsible for assuring that ordinary operations are booked for the accounts assigned to him and for tasks identified in closing operations.

The Accounting Department is responsible for coordinating all closing operations and checking accounts in establishing statutory statements (balance sheet, profit and loss statement and annex) and statements according to AGF consolidation standards. It monitors compliance with regulations and the traceability of booked items to managers (Business Unit or functional department managers).

There is a book of procedures describing all closing operations supporting the establishment of statements. This document includes all systems processes and those of the Accounting Department. Internal processes that are unique to each Business Unit and support department (Department of Human Resources, Department of Insurance Investments, AGF Immobilier, Administrative Services, Taxation, Legal Department) are decentralised and formalisation is their responsibility. Each operation is described therein, planned and assigned to a single responsible party.

This document is checked by the managers participating in the development of statements then disseminated to the managers of operating departments, the Financial Department and the internal auditors. It is updated at each quarterly closing based on structural, systems and other changes.

A follow-up memo is disseminated daily to report on the execution of tasks and accomplishments. At the end of closing, a report on incidents is prepared. This information is disseminated to the managers who support the development of statements, the managers of operating departments and the Financial Department.

Therefore, this closing process makes the traceability of each account entry possible. The appropriate managers and the Department of Risk Management and Control can consult each accounting entry in real time.

2.1.2 Control procedures associated with the closing process

The production of data processing systems

During close-out, the oversight unit of AGF Informatique provides for daily monitoring in order to assure that the operations of the previous evening had been carried out appropriately. Moreover, accounting teams check the consistency of transmitted files serving as the basis of closing operation. In every case, there is a daily review by AGF Informatique and the Accounting Department.

The valuation of marketable assets

The accounting of and valuation of property investments is carried out by the Department of Insurance Investments. The Data Administration unit in the operations department of AGF AM is responsible for valuing and controlling prices used in valuing marketable securities held by the insurance companies. As well as the determination of corresponding provisions.

The prices and accrued coupons of instruments in the securities referential are entered using the main transaction providers, whose general rules are the following : Fininfo for the prices of equities, and the market values of OPCVM funds and Bloomberg or FTID – Financial Time Provider – for the prices of money market instruments.
A verification and update of key rates occurs in the auxiliary financial accounting tool.

The market values of internal OPCVM funds are directly integrated using the OPCVM accounting tool.

For non-listed securities and those not disseminated by the transaction providers, data administration gathers valuations for the reference period from management companies or counterparties.

Marketable securities are valued at their market price based on closing on the last date of the reference period.

After importing price flows and manual input into the accounting tool, data administration has a tool that makes it possible to check the quality of reference prices (price presence on reference date, change in the price compared to another date, accrued coupon interest difference).

The valuation of property assets

Accounting for and valuation of property investments is carried out by the Property Department. The valuation (the market values) of property assets occurs twice a year, in June and December, by independent experts. Each half-year, a comparative analysis between net book and market values leads to adjustments, as appropriate.

Valuation of non-life claims reserves
The valuation and control of non-life claims reserves are decentralised based on a process in several steps:
- within each operating entity of the Group decentralised valuation:
  - Valuation of claims to pay provisions for each claim by claims services, which is based on either a sliding scale or on the more appropriate valuation according to information held by the manager;
  - Valuation of the final amount remaining to pay by underwriting segment at the level of each activity by services responsible for statistical studies based on standard methods (chain ladder; Bornhütter, Ferguson, etc.) in the form of IBNR or IBNER provisions;
  - Consistency checks by the manager of each entity;
- at the central level:
  - Presentation of actuarial methods applied by each entity and the level of provisions used in the statements at a Committee of Non-life Claim Provisions held quarterly prior to the closing of accounts at the level of each country;
  - Validation of the level of provisioning by a Group Actuary designated by the Executive Committee at the level of each country;
  - Centralised annual review of the average level of claims provisions needed on a very significant portion of the provisions of AGF Iart and AGF La Lilloise, carried out by the Group actuary, but after the closing of provisions.

The quality of other asset and liability accounts
The Accounting Department manages a process of identifying and maintaining the quality of accounts for all third party accounts (payables and receivables from direct and reinsurance operations, other receivables and payments, current accounts and cash). This process is supported by information from managers of decentralized accounting units on a regular and normalized basis.
The documents used in the processes are sent to the managers of various sectors of activity.

Two principle initiatives are carried out regularly: "the quality questionnaires" and "monitoring of actions".

– The quality questionnaires are developed by the Central Department at each account closing period. They contain the list of accounts in each sector drawn up using the closing balance of accounts. For each account, the questions relate to the assignment of the account and the level of its justification. A communication on responses is sent regularly to the Financial Department.

– The monitoring of actions: a file on any risk declared by the sectors or identified in audits is established and centralized for the Group. This documentation is the basis of issues that may require provisions. Related plans of actions are regularly followed.

Formalised validation of profit and loss accounts
All items and components of the profit and loss account are validated by the BUs and the appropriate functional entities.

This formal validation is centralised by the Accounting Department at each close-out. It is part of the closing process.

2.2 The consolidation process

The consolidated financial statements are drawn up by the Accounting Department on the basis of information transmitted by the subsidiaries belonging to the scope of consolidation.

Each subsidiary is responsible for the data transmitted for consolidation.

2.2.1 The principles of consolidation
The AGF Group's consolidated financial statements are established pursuant to general accounting procedures applicable in France and particularly to the decree of 17 January 2001 relating to the approval of n° 2000-05 of the Committee on Accounting Regulation relative to rules of consolidation of companies subject to the Insurance Code.

Subsidiaries must apply accounting principles and the Group method of evaluation that appear in the annex to the consolidated financial statements.

The Accounting Department communicates information relative to the principles and accounting methods applicable in Group consolidated financial statements to the subsidiaries.

A questionnaire completed by the subsidiaries at each closing of consolidated statements and regular exchanges with subsidiaries make it possible to understand the principles and their application.

2.2.2 The frequency of consolidated financial statements
The consolidated statements of the AGF Group are established quarterly. However, only the half-year and annual statements are subject to external publication and external audit.
The quarterly consolidated statements drawn up for internal purposes make it possible to implement all controls and prepare for the analysis of operations. Therefore, they contribute to the reliability of half-year and yearly consolidated statements.

2.2.3 Monitoring the consolidation process
A highly detailed plan of tasks needed in completing the consolidated financial statements is drawn up by the Accounting Department. It includes the type of task to be accomplished and the responsible party for each one. This plan is monitored on a daily basis in order to identify immediately any tardiness or incomplete information in order to contact the responsible party.

2.2.4 The scope of consolidation
The AGF Group's consolidating company is AGF SA.

All companies controlled directly or indirectly or in which the Group has notable influence are considered to be consolidated.

Each quarter the Accounting Department gathers detailed information from each subsidiary relative to direct or indirect holdings exceeding 10% held by the Group (changes in holdings in number and in voting rights) in order to assure the comprehensiveness of the scope of consolidation and determine any changes. The percentages of control and interest make it possible to determine the method of consolidation of subsidiaries.

2.2.5 Gathering data from subsidiaries belonging to the scope of consolidation

Data are gathered through decentralized capture software that includes:

A normalised plan of accounts

The plan of consolidation accounts makes it possible to gather information consistently that is needed to complete consolidated financial statements and draft the annex to the consolidated statements.

The Group plan of accounts is subject to an annual update that is applied to the consolidated statements for the 1st quarter so that information on the impact of changes to plans of accounts is dependable before the first half consolidation.

Data consistency controls

There are numerous consistency controls over data input in the software for gathering data in order to provide for information quality. Several controls have blocking capability and stop the consolidation process whenever inconsistencies are not corrected.

The mandatory validation of operations captured by the subsidiary

The capture of data is broken down into successive phases that are validated before moving to the following phase.

When all data have been captured, there is an overall validation by the manager of accounts in the subsidiary before transmission to the Accounting Department and use in the system of consolidation.

Normalised editions of data captured in the system have been developed to enable the managers of accounts in subsidiaries to validate information.

Validated data are locked in and cannot be changed without an authorisation in the system.

Loading data by file using the accounting system of the subsidiaries

Most subsidiaries have implemented procedures for automatic loading in the software for gathering data taken directly from their statutory accounting so that there is an audit trail between statutory accounting and consolidation reporting.

The normalisation of restatements between local standards and consolidation standards

The data gathering system also makes it possible to distinguish data in local standards and restatement entries to AGF consolidation standards, the organisation of which has been pre-defined in order to make restatements reliable.

2.2.6 The comparison and elimination of internal Group operations

The subsidiaries must capture detail on operations internal to the AGF Group by partner based on the scope of consolidation given to them at each closing. Each subsidiary must provide for a system check of the reciprocity of its internal operations with its partners.

2.2.7 The consolidation software

The data captured in the decentralised information gathering software are integrated in the central consolidation software, which make completion of the consolidation possible.

The identity of information captured by the gathering system and information integrated into the consolidation software is checked on a daily basis during the consolidation period.

The consolidation software makes possible monetary conversion, the accumulation of data from subsidiaries, the elimination of intra-group reciprocal operations, the elimination of internal dividends, the elimination of internal provisions, the elimination of results on internal sales, the elimination of consolidated securities and the distribution of share capital inside and outside the Group.

At the beginning of each accounting period, opening balances in the information gathering system are compared with the opening balances of the consolidation software.

In order to assure the reliability of information from the consolidation system, these controls are carried out:

- The transition from the statutory results of each entity to contributions to consolidated results;
- The change in consolidated share capital;
- The comparison of internal dividends;
- The change in the balance of deferred taxes;
- The determination of consolidated premium income.

The consolidation software makes it possible to follow the "audit trail" owing to restitutions authorising the analysis of the amount emanating from statutory accounts, restatements, conversion and consolidation entries for each account.

2.3 IFRS STANDARDS

The IFRS project was launched at AGF in 2002.

The choice of main options was made by the Executive Committee in June 2004.

The main points of the project were studied by the Audit Committee in November 2004 and presented to the Board of Directors in December 2004.

A communication in narrative form was made on 15.02.05 to the financial markets.

IFRS standards apply to financial statements for 2005, which will require a restatement of financials for 2004.

CONCLUSION

AGF does business in a heavily regulated sector that is controlled by a supervisory authority exercising permanent oversight.

In 2004, AGF continued its effort to update the rules and principles of internal control and implemented improvement actions in areas where they appeared needed.

This plan of action will be strengthened in 2005 with the finalization of efforts needed to implement the Sarbanes-Oxley programme for the main entities, including AGF Iart, AGF Vie and AGF SA.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is a permanent study committee, the role of which is to enable the Board to have an enlighted opinion that will facilitate decisions on questions in its area and particularly the review of annual and half-year financial statements. The Board of Directors has established the mission of the Audit Committee as well as its composition in its internal rules and regulations.

The Committee also wished to have it own internal regulation in order to formalise and clarify its rules of operation. These regulations, approved by the Board in its meeting of 15 March 2004 now enables it to "carry out special missions that may be assigned by the Board".

1 MISSIONS AND COMPOSITION

Pursuant to the Internal Regulations of the Board of Directors, the missions of the Committee include the analysis of financial statements before their presentation to the Board of Directors, the verification of the relevance of accounting methods and the examination with the statutory auditors of the verification they had carried out on financial statements. It approves the Group General Audit programme and may ask for follow-up. It has a consultative role in the appointment or renewal of the terms of the statutory auditors. It also sees to the existence and reliability of internal controls (SOX, comparison between budget and actural, etc.).

In addition, the Committee reviews any item of a financial or accounting nature that may have a significant financial impact on the company, and carries out any assignments that may be given by the Board of Directors.

The Audit Committee comprises a minimum of 3 members, directors or non-voting directors, who are mostly independent and appointed by the Board of Directors for the length of their respective mandates.

The functions of the Chairman and the Vice-Chairman of the Committee are fulfilled by independent directors designated by the Board on recommendation of the Chairman.

As of the present, the Committee comprises 3 directors, 2 of whom are independent:
- Mr. Dominique FERRERO, Chairman;
- Mr. Robert HUDRY, Vice-Chairman;
- Mr. Detlev BREMKAMP.

The Audit Committee meets whenever it is called into session by the Chairman of the Committee or his Secretary and no less than 4 times per year for the review and/or closing of financial statements or quarterly financial items.

Prior to each meeting the members receive the documents they need to carry out their assignments.

There is an agenda for each meeting, which leads to minutes retranscribed in the official record of the Board of Directors and is followed by an oral report by the Committee Chairman to the Board in its following meeting.

2 Activities during fiscal year 2004

The Committee met 5 times during fiscal year 2004:
- on 9 March 2004, in the presence of all its members, to examine the financial statements closed at 31.12.2003 and review tax controls and the annual summary of customer complains. In addition, it approved its proposed internal regulations, the proposed report of the Chairman of the Board of Directors (art. L. 225-37 of the Commercial Code) and Sarbanes-Oxley. The Committee asked that a detailed review on the implications of SOX be presented to it at a subsequent meeting;
- on 14 May 2004, with two-third of members attending, to examine initially the financial results of the 1st quarter of 2004. The Committee asked that it be presented with changes in terms of claims management systems and the outlook for cost reductions. It also asked that it be presented in the future with summary tables by business in order to improve the follow-up of major areas of activity. It then asked for a summary on the state of progress for arriving at consistency with the laws on financial security and Sarbanes-Oxley (SOX project);
- on 12 August and 7 September 2004 with all members attending, to examine the half-year statements as well as the related report of the statutory auditors. It measures the impact of recovery efforts undertaken since 2002. It also asked for a summary on the consequences of changing over to IFRS and an update of the 2004 audit plan as well as a presentation of the plan for 2005. This was made at the meeting of 7 September when the Committee revealed the state of advancement in terms of strengthening controls of reliability and compared the half-year results with the budget for 2004. It asked to see budget consumption each quarter by business. Then a comparative study was discussed about AGF and other companies in the French market.
- on 30 November 2004 with all members attending to determine whether 3rd quarter financial results were in line with half-year results as well as objectives and the budget in terms of activity. The Committee also approved the audit program for 2005 that was presented. Moreover, there was a summary on the consequences of transition to IFRS and the change of suspense accounts in group insurance for which it noted that they were either reabsorbed or provided for in provisions. And lastly, it addressed the policy on asset allocation of assets and its evolution, a policy that remained unchanged in 2005.

The Board approved the recommendations made by the Audit Committee in all of these areas during the year.

REPORT OF THE COMPENSATION COMMITTEE

1 Mission and composition

The missions and composition of the Compensation Committee are set in its internal regulations approved by the Board of Directors of 15 March 2004.

Its mission is to:
- make recommendations to the Board of Directors in respect of the compensation and retirement of the Chairman, as well as other corporate officers, as appropriate;
- make recommendations to the Chairman in respect of the compensation and retirement of non-corporate officer members of the Executive Committee;
- review recommendations in terms of the implementation of stock subscription and purchase plans authorised by the Extraordinary General Meeting of Shareholders;
- carry out special assigments given by the Board of Directors.

The Committee comprises at least 3 members, directors or non-voting directors, who are mostly independent and appointed by the Board of Directors for their respective mandates. As of the present, the Committee comprises:
- Mr. André LEVY-LANG, Chairman;
- Mrs. Béatrice MAJNONI D'INTIGNANO;
- Mr. Mickael DIEKMANN.

2 Activities during the fiscal year

The Compensation Committee met 3 times during the fiscal year.

On 15 March 2004 with all members attending, the Committee took a position on:
- the variable portion of the compensation to pay to members of the Executive Committee for fiscal year 2003 pursuant to existing rules;
- the base pay and procedures for establishing the variable portion of the Executive Committee for fiscal year 2004;
- the proposition internal regulation for the Committee.

On 21 September 2004, with all members attending, the Committee took a position on:
- the 2004 stock option subscription plan;
- the 2004 Stock Appreciation Rights Plan implemented by Allianz for executives of all members of its group.

On 6 December 2004, with all members attending, the Committe took a position on:
– Group policy in terms of the senior management succession plan.

The Board of Directors approved all the recommendations made during the year by the Compensation Committee.

REPORT OF TRANSACTIONS COMMITTEE

The Transactions Committee is a permanent study committee, the role of which is to review any planned transaction between AGF and a company of the Allianz Group and to insure that transactions respect the interests of minority shareholders. Its prior opinion is necessary for the Board to take a posibion on any transaction. The Board of Directors has established the missions of the Transactions Committee as well as its composition in its internal regulations.

The Committee wished to have its own internal regulations in order to formalise and clarify its rules of operation. These regulations approved by the Board of Directors in its meeting of 15 March 2004 now enable it "to carry out special assignments that may be given by the Board of Directors".

1 Missions and composition

Pursuant to the internal regulations of the Board of Directors, the missions of the Committee include the examination of any sale or acquisition of a consolidated stake between AGF and Allianz or one of the companies of its group when the amount exceeds 5 million euros, as well as any bond issue by Allianz to which AGF subscribes at more than 25% and to assure that minority interests are respected. Its opinion is required before any decision of the Board of Directors in these areas. The Committee may also more generally carry out any assignment it receives from the Board of Directors.

The Transations Committee comprises 3 members, directors or non-voting members, who are for the most part independent and appointed by the Board of Directors for the length of their respective terms.

The functions of the Chairman and as appropriate the Vice Chairman are fulfilled by independent individuals sitting on the Board and designated by the Board based on the recommendation of the Chairman.

As of the present, the Committee comprises 3 directors, 2 of whom are independent:
– Mr Yves CANNAC, Chairman;
– Mr. Hans-Dieter KALSCHEUER;
– Mr. Diethart BREIPOHL.

The Transactions Committee meets each time it is called by the Board of Directors or by the Committee Chairman or its secretary. Each meeting is subject to an agenda and leads to minutes that are attached to the official record of minutes of the Board of Directors and followed by an oral report by the Committee Chairman to the Board of Directors at its next meeting.

Prior to each meeting, the members of the Committee receive the main documents needed to carry out their assignments.

2 Activities during 2004

The Committee met 3 times during 2004:

– on 15 March 2004, with all members attending to:
- review the situation of loans granted by AGF to Allianz. They were deemed to be respectful of the interest of minority shareholders, being entered into under market conditions and carrying guarantees;
- to draft its internal regulations, later approved by the Board of Directors;

– on 10 September 2004, with all members attending to:
- recognise the sale of the activities of the Group in Malaysia pursuant to conditions set in 2001;
- review relationships in reinsurance between AGF and Allianz, which appeared generally balanced and respectful of the autonomy of AGF and the interest of minority shareholders. The Committee particularly reviewed the coverage of corporate risks of AGF Iart with Allianz Global Risk, the possibility of joining the "Megacat" programme of coverage against very major risks or rare occurrence and the problems for AGF in joining the "Supercat" programme;
- examine the proposed acquisition of the insurance company AVIP, the procedures of which were deemed fair and respectful of the interest of minority shareholders. The Committee recommended the Board's approval;

– on 6 December 2004, with all members attending to:
- after study and subject to a review of final conditions, recommend AGFs membership in the reinsurance programme"Megacat", and its non-participation in "Supercat" (in keeping with 2004);
- verify under the sale of AGF MAT to Allianz Mat in 2001, the respect of minority interests of the project to partially renew a subordinated loan (100 million of euros for two years) and recommend that the Board approve it.

The Board of Directors approved the recommendations of the Committee during the year in respect of all points it reviewed.

REPORT
OF THE STATUTORY AUDITORS

Statutory auditors' report, prepared in accordance with article L.225-235 of the Commercial Code, on the report prepared by the Chairman of the Board of AGF S.A. on the internal control procedures relating to the preparation and processing of financial and accounting information.

AGF SA ***Head office:*** 87, rue de Richelieu – 75002 Paris ***Share capital:*** €866.609.375 ***For the year ended:*** 31 December 2004

(This is a free translation into English of the original report issued in the French language and is provided solely for the convenience of English speaking readers)

Ladies, Gentlemen,

In our capacity as statutory auditors of AGF S.A., and in accordance with article L.225-235 of the Commercial Code, we report to you on the report prepared by the Chairman of your company in accordance with article L.225-37 of the Commercial Code for the year ended 31 December 2004.

It is for the Chairman to give an account, in his report, notably of the conditions in which the duties of Board of the Directors are prepared and organised and the internal control procedures in place within the company.

It is our responsibility to report to you our observations on the information set out in the Chairman's report on the internal control procedures relating to the preparation and processing of financial and accounting information.

We performed our procedures in accordance with professional guidelines applicable in France. These require us to perform procedures to assess the fairness of the information set out in the Chairman's report on the internal control procedures relating to the preparation and processing of financial and accounting information. These procedures notably consisted of:

- obtaining an understanding of the objectives and general organisation of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the Chairman's report;

- obtaining an understanding of the work performed to support the information given in the report.

On the basis of these procedures, we have no matters to report in connection with the information given on the internal control procedures relating to the preparation and processing of financial and accounting information, contained in the Chairman of the Board's report, prepared in accordance with article L.225-37 of the Commercial Code.

Paris-La Défense May 3, 2005

The statutory auditors

KPMG Audit
Division of KPMG S.A.

Francine Morelli

ERNST & YOUNG Audit

Dominique Duret-Ferrari

File No. 82-4517



CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2004

ASSETS ON THE CONSOLIDATED BALANCE SHEET

(in millions of euros)	Notes	31.12.2004	31.12.2003 pro forma (1)	31.12.2002 pro forma (1)
Goodwill	6	**1,404**	1,547	1,881
Intangible assets:	5	**964**	999	1,035
– portfolio of policies		**71**	82	93
– other		**893**	917	942
Insurance company investments	8	**64,958**	61,602	58,775
Investment representing unit-linked policies	8	**10,792**	8,301	8,194
Banking sector investments	8	**1,610**	1,819	3,204
Investments of other companies	8	**1,433**	949	1,054
Companies accounted for under the equity method	7	**854**	989	886
Reinsurers' share in underwriting reserves	19	**3,164**	3,404	3,819
Direct insurance and reinsurance receivables	9	**2,695**	3,088	3,650
Due from banking customers	10	**612**	2,492	3,063
Due from banking sector companies	11	**2,456**	1,660	1,521
Other receivables	12/18	**1,042**	1,428	1,420
Other assets	13	**523**	523	513
Pre-payments and accrued income:	14	**3,500**	3,396	3,180
– deferred acquisition costs		**1,755**	1,656	1,656
– other		**1,745**	1,740	1,524
Net assets in the process of being sold		**–**	572	470
Total assets		**96,007**	**92,769**	**92,665**

(1) Pro forma related to the sale of Entenial (see note 4).

CONSOLIDATED LIABILITIES ON THE BALANCE SHEET

(in millions of euros)	Notes	31.12.2004	31.12.2003 pro forma (1)	31.12.2002 pro forma (1)
Group shareholders' equity:	15	**7,337**	6,526	5,970
– Share capital		**867**	861	855
– Share premium acccount		**2,720**	2,677	2,639
– Reserves, Group share		**3,611**	3,266	3,173
– Net income, Group share		**1,104**	763	268
– Other		**(965)**	(1,041)	(965)
Minority interests:	16	**473**	584	547
– Share in reserves		**396**	520	493
– Share in net income		**77**	64	54
Fund for general banking risks		**–**	10	13
Subordinated debt	20/21	**1,267**	1,273	1,262
Underwriting reserves:	19	**66,813**	64,779	63,198
– Life underwriting reserves		**49,894**	47,800	45,968
– Non-life underwriting reserves		**16,919**	16,979	17,230
Underwriting reserves on unit-linked policies	19	**10,712**	8,274	8,233
Provisions for contingencies and losses	17	**1,356**	1,316	1,199
Direct insurance and reinsurance payables	22	**1,676**	1,565	1,718
Due to banking customers	23	**990**	1,986	3,084
Debt evidenced by certificates	20/24	**1,895**	2,128	2,762
Debt to banking sector companies	20/25	**890**	1,651	1,910
Other debt	26	**2,257**	2,297	2,309
Accruals and deferred income	27	**341**	380	460
Total liabilities		**96,007**	**92,769**	**92,665**

(1) Pro forma related to the sale of Enténial (see note 4).

CONSOLIDATED PROFIT AND LOSS STATEMENT FOR FISCAL YEAR 2004

(in millions of euros)	Notes	Non-life insurance activities	Life insurance activities	Banking activities	Other activities	2004	2003 pro forma (2)	2002 pro forma (1)
Premiums written	28.1	10,515	5,873	–	–	**16,388**	16,194	15,130
Change in unearned premiums		(57)	–	–	–	**(57)**	(57)	(109)
Premiums earned		10,458	5,873	–	–	**16,331**	16,137	15,021
Gross banking income	28.2	–	–	550	–	**550**	626	622
Revenue from other activities	31.4	–	–	–	32	**32**	33	34
Other operating income (net of expenses)		428	56	–	–	**484**	492	418
Net investment income	32	935	2,831	–	52	**3,818**	3,628	1,506
Total operating revenue		11,821	8,760	550	84	**21,215**	20,916	17,601
Insurance claims		(6,699)	(7,586)	–	–	**(14,285)**	(14,660)	(12,385)
Net income or expense of reinsurance ceded		(874)	(6)	–	–	**(880)**	(618)	(280)
Banking expense	31.3	–	–	(297)	–	**(297)**	(423)	(507)
Expenses of other activities		–	–	–	(140)	**(140)**	(186)	(117)
Administrative costs		(3,004)	(976)	(118)	–	**(4,098)**	(4,066)	(3,875)
Total operating expense		(10,577)	(8,568)	(415)	(140)	**(19,700)**	(19,953)	(17,164)
Total income from operations		**1,244**	**192**	**135**	**(56)**	**1,515**	**963**	**437**
Intersectoral transfers (3)		(58)	139	(22)	(59)	–	–	–
Restated operating income		**1,186**	**331**	**113**	**(115)**	1,515	**963**	**437**
Other income (net)						**(16)**	(62)	(43)
Exceptional items (net)	33					**64**	(19)	(72)
Corporate income taxes	34					**(386)**	(80)	(48)
Net income from consolidated companies						**1,177**	**802**	**274**
Share in earnings of companies sold						–	83	93
Share in earnings of equity-accounted companies	7					**106**	136	83
Goodwill amortisation	6					**(102)**	(224)	(162)
Consolidated net income						**1,181**	**797**	**288**
Minority interest						**(77)**	(34)	(20)
Net income (Group share)						**1,104**	**763**	**268**
Diluted earnings per share						**6.00**	4.23	1.52
Undiluted earnings per share						**6.24**	4.41	1.57

(1) Pro forma resulting from reclassification of a contribution to provisions of 15 million euros between "Net financial income" and "Other net income" and to the sale of Entenial.

(2) Pro forma related to the sale of Entenial.

(3) Mainly concerns reinsurance eliminations, cash pooling and brokerage.

SUMMARY OF OFF-BALANCE SHEET COMMITMENTS GIVEN AND RECEIVED (SEE ANNEX 36)

(in millions of euros)	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
Commitments given:			
– Insurance companies	**1,194**	979	882
– Banking sector companies	**1,067**	1,554	1,118
– Other activities	**139**	202	208
Commitments received:			
– Insurance companies	**3,821**	2,977	1,187
– Banking sector companies	**1,226**	1,549	1,654
– Other activities	**944**	670	629
Securities received as pledges from reinsurers:			
– Insurance companies	**833**	698	1,031
Securities remitted by reinsured organisations with joint guarantee or substitution:			
– Insurance companies	**–**	–	2

DETAILED CONTENTS

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 HIGHLIGHTS OF FISCAL YEAR 2004

1.1 FINANCIAL POSITION

On 13 August 2004, AGF increased share capital by issuing new shares. With rights of ownership as of 1 January 2004, the new shares totalled 787,675 in number for a payment of 31,310,081 euros (39.75 euros per share). This issue increased the number of shares comprising share capital at 13 August 2004 to 189,222,114.

1.2 PROPERTY AND CASUALTY INSURANCE

On 23 December 2004, AGF and Crédit Agricole SA signed an agreement relative to the acquisition by the casualty subsidiary of Crédit Agricole, Pacifica, of 35% of the share capital of Assurances Fédérales Iard. This agreement being subject to the approval of the committee of insurance companies *(Comité des Entreprises d'Assurance)* is expected to take effect in 2005. The company will then be held at 60% by AGF and at 40% by Crédit Agricole. The AGF Group would have a put exercisable at any time up until 30 June 2007 on its 60% of share capital.

1.3 LIFE AND HEALTH INSURANCE

On 16 December, AGF finalised the acquisition of 100% of the share capital of AVIP, thereby extending its expansion in life and health business.

Under the refocusing strategy in health insurance, AGF contributed its management of the mandatory regime for non-salaried workers *(Régime Obligatoire des Travailleurs non salariés)* to Ram-Gamex. The AGF employees affected were transferred to Ram-Gamex on a voluntary basis. Others were offered transfers within the AGF Group. Through this operation, AGF concentrated its resources on the development of its business as a supplementary health insurer.

Given the reform of the retirement system in France, AGF launched the PERP "AGF Pleine Retraite" and the PERCo "AGF Stimeo".

1.4 BANKING AND FINANCIAL SERVICES

During fiscal year 2004, the Euler Hermes Group sold its stake in Eurofactor. The consolidated capital gain totalled 10.5 million euros.

1.5 INTERNATIONAL

AGF concluded an agreement with Liberty International, a subsidiary of Liberty Mutual, to sell the holding company AGF Chile SA, which held the Chilean insurance subsidiary of the AGF Group, AGF Allianz Chile Generales. This agreement was entered into on 19 August 2004 in the amount of 39 million euros.

AGF sold a portion of its supplementary health insurance portfolio in the Netherlands to ONVZ through its subsidiary Allianz Nederland. However, Allianz Nederland and ONVZ will continue to cooperate in selling health products to customers of the AGF subsidiary under the name Allianz Nederland.
In 2003 premium income in supplementary health amounted to nearly €100mn, nearly 15% of total premium income in life and health, and underwriting reserves stood at 89 million euros. This business was deconsolidated as of 1 January 2004.

1.6 PROPERTY

On 1 October 2004, AGF sold the Mirabeau tower located at Paris 15e, Quai André Citroën to the Degi International fund for 220 million euros.

1.7 FINANCIAL OPERATION

During fiscal year 2004, AGF contributed the 26.54% that the Group held in the share capital of Sophia, to GE Real Estate Investissement. The consolidated capital gain amounted to €131mn.

2 Principles and methods of consolidation

The consolidated financial statements were prepared in accordance with generally accepted accounting principles as applied in France, and particularly with the decree of 17 January 2001 enacting regulation N°2000-05 of the Accounting Regulation Committee *(Comité de Réglementation Comptable)*.

2.1 Methods of consolidation

Subsidiaries were fully consolidated when exclusively held by the AGF Group. They were proportionally consolidated when jointly controlled with one or more other groups, principally Allianz AG.

Companies over which the AGF Group has material influence were accounted for under the equity method.

OPCVM investment trusts were excluded from consolidation, as well as property companies, whose income is directly captured by the holding company to the extent that that does not alter the faithful representation of companies.

2.2 Closing date

The financial statements of companies within the AGF Group scope of consolidation were closed at 31 December.

2.3 Foreign exchange translation

The financial statements of foreign subsidiaries were established in their reporting currency. The conversion of statements from the currency of operation to the euro was based on the closing rate method and foreign exchange rates at 31 December.

The AGF Group's share in foreign exchange differences was posted to shareholders' equity under "foreign exchange differences" (see note 15 of the notes to the consolidated financial statements) and to "minority interests" for the share of other shareholders.

2.4 First consolidation differences

Pursuant to regulation N° 2000-05 of the Accounting Regulation Committee, AGF did not retroactively restate acquisition and divestment operations prior to 1 January 2001; 2001 was the first year of application of regulation N° 2000-05.

First consolidation differences were the differences between the acquisition costs of consolidated companies and the share in their restated shareholders' equity at acquisition date.

2.4.1 First consolidation differences prior to 1 January 2001

There were first consolidation differences booked to identified assets and to an intangible network value (see note 5 of the annex to the consolidated financial statements) for acquisitions after 1 January 1992, as well as the present value of future profits of the life portfolio in the case of Zwolsche, acquired in 2000.

Prior to 1 January 1992, first consolidation differences were not allocated.

Capital gains deemed to be significant and lasting in nature were allocated to specific assets. Life insurance acquisitions gave rise, as appropriate, to a provision for policyholder profit-sharing, whereas non-life acquisitions gave rise to a provision to preserve balance in underwriting income, as necessary.

An amount was allocated to the value of the network up to the ownership stake or increased ownership stake for companies that were already consolidated, as follows:
- for insurance companies, one-half of premium income, net of reinsurance, for the last fiscal year prior to the acquisition,
- for credit insurance companies, 40% of premium income before reinsurance,
- for brokers, annual premium income.

In the cases of Athéna, Allianz France and Royal Nederland, the value of the network was calculated by applying the present value of future cash flows. The value of the network is established each year and subject to write-down, when appropriate.

2.4.2 First consolidation differences after 1 January 2001

The first consolidation difference was the difference between acquisition cost and a total valuation of assets and liabilities identified on acquisition date.

The cost of acquiring securities was equal to the amount paid to the seller by the buyer, plus any other costs directly related to the acquisition, net of corresponding tax savings.

A rise in the percent interest in a company that was already fully consolidated did not call into question the valuation of identified assets and liabilities, as established on the effective date of the controlling interest. The entire difference was booked to goodwill.

2.5 Goodwill (note 6 of the annex to the consolidated financial statements)

Goodwill was the unallocated portion of first consolidation differences.

Unless the amount was under 1.5 million euros, goodwill was generally amortised over twenty years. Otherwise, it was expensed in the year of the acquisition.

Goodwill was revalued each year in light of the situation of the companies concerned.

Negative goodwill corresponding to the accumulated earnings for a company whose shares were held prior to its entry in the Group's scope of consolidation was credited to profit and loss based upon an amortisation schedule adapted to the situation of the company concerned.

Negative goodwill related to any shortfall in future returns taken into consideration in the acquisition price was booked to provisions for contingencies and losses and written back to profit and loss according to a schedule deemed appropriate to the situation of the company.

2.6 Methodology followed in writing down intangible assets and goodwill

At each fiscal year closing, there is a comparison between the net book value and present value of intangible assets and goodwill.

Present value was the value in use, i.e., a valuation of future economic benefits expected from their use or removal.

If it is not possible to estimate the present value of an asset taken alone, the estimate will apply to all assets generating cash to which an isolated asset belongs. In some cases, this group of assets may be the company itself.

For equity investments with indicators that would imply that they lost value, the useful value was determined by discounting the expected net cash flows to infinity. Net cash flows were defined using the following:
- forecasts, generally over three years, taken from available budgets,
- hypotheses of normalised return on financial assets,
- a terminal growth rate based on the long-term perspectives of the activity and inflation,
- capital allocated to the entity to cover underwriting and investment risk,
- the excess capital of the entity represented by the difference between its net asset value based on the most recent statements and allocated capital.

The flows are discounted at the cost of capital. The cost of capital used is based on the risk premium of each country and sector of activity (in Europe, the rate is 8.15% for insurance companies).

Analyses of the value sensitivity to hypotheses are conducted. Comparisons are made using implicit multiples of significant indicators of activity such as premiums, allocated capital or underwriting reserves.

For other equity investments, the useful value is notably calculated using net asset value with a multiple reflecting profitability relative to the entity in consideration.

Moreover, for listed companies, when the market price at closing differs significantly from the value in consolidated financial statements including intangible assets, this approach is followed by a multi-criteria analysis that includes net asset value and the estimate of expected future economic advantages in addition to market price.
If there is a negative difference between the present value of an equity investment and its net book value in consolidated financial statements, a write-down may be recorded subsequently to an analysis of the difference.

2.7 Goodwill and network values of foreign subsidiaries

The goodwill and network values of foreign subsidiaries were booked in the currency of the subsidiary (see note 4 on comparability of financial statements).

2.8 Internal transfers between consolidated companies

Transfers of assets
Intra-group capital gains and losses were eliminated in consolidation. However, capital losses were maintained entirely if they met the criteria for permanent write-down on assets.

Other transactions
Other intra-group transactions, mainly in respect of reinsurance, were eliminated from the balance sheet and the profit and loss statement.

2.9 Deferred taxes

Timing differences between the book and fiscal values of assets and liabilities as well as losses carried forward gave rise to the recognition of deferred taxes at the last known rate (variable deferral method).

All deferred tax liabilities are taken into consideration; however, deferred tax assets are booked only if their recovery is likely.

3 Accounting principles and valuation methods

The consolidated financial statements were prepared based on methods defined by the Group for its consolidation and pursuant to:
- general accounting principles as applied in France to insurance companies;
- and valuation methods mentioned in this note that apply in preparing consolidated financial statements as exceptions to the methods applied to individual statements (as defined by regulation N° 2000-05 of the Accounting Regulation Committee).

The methods used in consolidated statements do not change the retranscription of the business and legal properties of insurance policies, wherever they be located.

The valuation methods used for banking sector companies were those recommended in section III of regulation N° 99-07 of the Accounting Regulation Committee.

3.1 Allocation of insurance company expenses according to purpose

Expenses for French and foreign insurance companies were initially recorded by type, then reallocated by purpose in the profit and loss statement based on distribution formulas using objective business criteria.

Investment management expenses relating to investments were classified with investment expenses.

Claims administration expenses were included with claims expenses.

Costs relating to the acquisition of policies, administrative expenses, and other insurance related costs were reported in the profit and loss statement.

3.2 Non-life underlying insurance operations

Premiums
Premiums were recorded before taxes and reinsurance when written, net of cancellations, reductions and rebates.

They included, for the portion earned during the fiscal year, an estimate of premiums to be written, and an estimate of premiums to be cancelled subsequent to closing date.

Reserves for unearned premiums (see note 19 of the annex to the consolidated financial statements)
A reserve for unearned premiums, before expenses and commissions, was booked policy by policy, based on the time between the fiscal year closing and premium expiration date.

Deferred acquisition costs
Costs related to acquiring new business (see note 14 of the annex to the consolidated financial statements), principally commissions and internal expenses related to policy issuance, were amortised over the life of the policy, according to the same rules that apply to reserves for unearned premiums.

The portion of acquisition costs attributable to the period from year-end to the premium expiration date, was recorded in the balance sheet as a deferred acquisition cost under prepayments and accrued income.

Changes in deferred acquisition costs were posted to acquisition costs in the profit and loss statement.

Claims
Claims expenses comprised the following items:
– claims paid during the year relating to the current year or to preceding underwriting years, net of any claims recoveries,
– claims administration expenses, mainly claims department costs and commissions paid for claims administration.

Claims reserve
The claims reserve was an estimate of the costs of all claims incurred but unpaid at year end, whether reported or not, net of estimated recoveries.

They included a reserve for management expenses that was calculated based on actual experience. The claims reserve was not discounted.

Mathematical annuity reserves
Mathematical annuity reserves were the present value of commitments in respect of annuities and related expenses. They were based on tables believed to be appropriate, based on the location.

The underwriting interest rates used in calculating the present value of commitments were no greater than a conservative forecast of returns on the assets they represented.

Equalisation provision
These provisions may be booked if their purpose is to provide for possible future risk and events of low frequency and high unit cost or a macroeconomic risk (credit insurance). They related mainly to commercial credit insurance and natural disaster protection.

The methods of establishing equalisation provisions for commercial credit insurance are described in note 4.

Other underwriting reserves (see note 19 of the annex to the consolidated financial statements)
A provision for unexpired risk was booked by risk category in addition to the reserve for unearned premiums to provide for claims that may arise after year-end related to policies underwritten prior to that date, and related business acquisition and administrative expenses when these were not covered by the reserve for unearned premiums.

Reserves for increasing risks were booked in health and disability insurance for risks that increase with policyholder age when premiums stay the same.

Capitalisation reserve
Fiscal year changes in respect of this reserve, booked to profit and loss in individual accounts, were cancelled in consolidated financial statements.

3.3 Life insurance technical operations

Definition
Life insurance included all transactions that were defined as such in any legislation that applied to the consolidated companies of the AGF Group.

Premiums
Premiums were booked when written, before reinsurance.

Life insurance reserves (see note 19 of the annex to the consolidated financial statements)
Mathematical reserves were equal to the difference between the present values of insurer and policyholder commitments.

The insurer's commitments equalled the present value of insurance benefits, based on the probability of payment.

Policyholders' commitments equalled the present value of straight premiums remaining to be paid plus administrative costs, but excluding acquisitions costs, adjusted for the probability of payment.

Mathematical reserves were not zillmerised.

Underwriting reserves were sufficient for meeting all Group commitments.

The mortality tables used were those that were recognised locally as being appropriate.

However, when a change in a table led to a reduction of mathematical reserves below their surrender value, the original tables were retained.

The underwriting interest rates used in present valuing commitments were no greater than a conservative forecast of the rates of return on the assets they represented.

– Unit-linked insurance policies:
For unit-linked policies, reserves were marked to the fair market value of their account units at the close of the fiscal year.

Other underwriting reserves
– Administrative cost reserve:
Where appropriate, provision was made to cover future administrative costs globally on all policies not covered by weighting of premiums or by withdrawals of investment income provided for under the terms of the policy.

The methods used to calculate this reserve were set forth in the decree of 29 December 1998.

– Policyholders' profit-sharing reserve:
The profit-sharing reserve was equal to profit-sharing allocated to policyholders when profits were not payable immediately.

There can also be contributions or write-backs to the general fund for policyholder profit-sharing.

– Policyholder profit-sharing:
Policyholder profit-sharing included profit-sharing due and deferred.

Profit-sharing due was recorded in consolidated statements.

Unconditional deferred profit-sharing was booked to liabilities in respect of any observed difference, based on future entitlements, between individual and consolidated accounts, with the exception of differences related to the consolidated affiliates held by insurance companies.

Conditional deferred profit-sharing, which depends on the occurrence of an event, was only booked if there was a high probability of occurrence or based on management decisions.

– Deferred acquisition costs:
Costs of acquiring life insurance business were booked to assets (see note 14 of the annex to the consolidated financial statements) and amortised based on the recognition of future margins (maximum length of amortisation being 20 years), the net value booked being no less than the zillmerisation difference.

Deferred acquisition costs were presented net of sales fees. This net presentation had no impact on consolidated profit and loss and net position.

Principles for retaining policies in the portfolio were based on surrender rates, death experience and payments at policy maturity.

Acquisition costs were only deferred to the extent that subsequent amortisation was covered by the expected margin on each insurance product category.

Capitalisation reserve
Fiscal year changes in respect of this reserve, booked to profit and loss in individual accounts, were cancelled in consolidated accounts. Deferred profit-sharing was booked when there was a strong probability of a distribution to policyholders, namely to take into consideration policyholder rights in certain separate accounting portfolios. Deferred taxes were recognised on restatements of the capitalisation reserve only when there was a strong probability of sale at a capital loss of securities generating a write-back of capitalisation reserve.

3.4 Reinsurance operations

Acceptances
Reinsurance acceptances were booked individually on the basis of actual or estimated annual earnings.

Underwriting reserves were equal to the amounts communicated by ceding companies, plus any additional amounts, if appropriate.

Cessions
Reinsurance cessions were booked according to the terms and conditions set forth in reinsurance treaties.

The shares of reinsurers in underwriting reserves were determined on the same basis as underwriting reserves recorded on the balance sheet as liabilities.

Cash deposits received from reinsurers were recorded under liabilities. Securities received as pledges from reinsurers were recorded off-balance sheet and marked to market.

3.5 Transactions in foreign currencies

Transactions were booked in the foreign currency in which they were denominated.

At closing, items carried on the books in foreign currencies were converted at exchange rates in effect on closing date.

Deferred unrealised gains and losses attributable to changes in exchange rates since previous year-end were booked to profit and loss.

3.6 Investments

Investments were valued and recorded according to business sector.

3.7 Methods common to all business sectors

Acquisition prices
Investments were booked at their acquisition prices, excluding accrued interest.

Acquisition costs
The acquisition costs of fixed assets acquired since 1 January 2001 (buildings and non-consolidated subsidiaries) booked as a charge to statutory accounts were booked to consolidated accounts and amortised according to the same schedule as the assets they were associated with.

Income from asset divestments

Capital gains and losses on divestments of marketable securities or buildings were booked to profit and loss in the year of the sale.

They were generally calculated based on the FIFO (first in - first out) method.

Share exchange offers

In share exchange offers, capital gains were based on the estimated value of the shares received from the offerer that was deemed to be the most reliable (average price or price on the day the results of the offer were published).

Realisable value of marketable securities at closing date

The realisable value of marketable securities at closing date was the price on the Paris Bourse on closing date for listed securities and the estimated market value for unlisted securities.

Bonds that had not been recently listed were valued at their "broker" listing.

This realisation value was sometimes restated by the deferred income on derivative operations unexercised on closing date.

This value was used in calculating unrealised capital gains or losses in note 8.

Buildings

Buildings, land, and shares in real estate companies were recorded at acquisition cost.

Renovation expenses that increase the value of a building were recorded as assets, posted to "buildings" and depreciated over 10 to 20 years.

Acquisition fees in respect of buildings acquired prior to 1 January 2001 (transfer taxes, legal and professional, and contractual fees) were recorded as assets and amortised over 5 years.

Buildings were generally depreciated on a straight-line basis over 50 years

The realisable value of buildings was generally based on five-year appraisals that were updated annually. However, these realisable values were used in determining the unrealised capital gains or losses appearing in note 8.

Buildings held by companies other than insurance companies were recorded at acquisition price and written down on a line by line basis when their current value was less.

3.8 Specific rules on insurance investments

3.8.1 Bonds and other fixed income securities

The difference between the acquisition price and the reimbursement value of each line of securities was booked to profit and loss over the residual life of the security.

Pursuant to opinion n° 2002-11 of the National Accounting Council, indexing on the general level of prices during the period since acquisition date or the most recent closing was booked to income or expenses for the period with an offsetting entry on the balance sheet in a sub-account linked to the main account where the instrument was booked.

The realisable value was the quoted market value or fair market value in the case of unlisted securities.

In the case of derivative instruments that had not been exercised on closing date, the realisable value was sometimes adjusted by the deferred income on the instrument.

Provision was not made for capital losses arising in comparisons of book value (increased or reduced by the amortisation of reimbursement differences) with realisable values.

A provision for investment write-down was booked when issuer default was deemed likely or lasting deflation was anticipated (the case of bonds indexed on the general level of prices).

3.8.2. Buildings, equities and other floating rate securities

Provision for lasting value impairment

Provisions for lasting value impairment of buildings, equities and other variable rate income securities were booked line by line for that portion deemed to be lasting in nature.

The purpose of the provision for lasting value impairment is to cover all identified risks in investments, excluding bonds and other income securities investments within the meaning of article R 332-19 of the Insurance Code (mainly buildings and equities) based on the characteristics of the insurance activity.

a) Presumption of lasting value impairment

An impairment in value was deemed to be lasting in nature in the following cases :

– if there was already a write-down on a line of investments at last year accounting closing;

– in the case of marketable securities, if the investment has shown continuous significant unrealised capital loss compared to its book value over a period of 6 consecutive months preceding closing date;

– if there are objective indications that the company cannot recover all or a portion of the book value of the investment (significant drop of indicators for a sector of activity, significant drop in the market value over a long period when the market on the whole is performing differently, unfavourable change in fundamental investment analysis indicators, difficulty in investment disposal, deteriorating adaptation of an asset to the market or determination of its inadaptability, existence of true counterparty risk).

b) Accounting for the characteristics of insurance activity
The book value of investments is determined based on the capacity of the company to hold an investment for the planned horizon based mainly on:
- constraints of asset-liability management;
- historic rotation rates of security portfolios;
- the financial position of the holding company: the existence for example of positive future cash flows over the ownership horizon not requiring sale on the open market;
- the actual utility of ownership for the company (non-consolidated subsidiaries, existence of shareholder agreements or distribution agreements, etc.);
- individual characteristics of the separate accounting portfolio where the investment in question is booked.

The determination of book value also takes into consideration criteria related to the market or expected profitability.

c) Valuation of property investments
A property investment is marked to market if the company cannot hold the investment on a lasting basis or if it plans to sell it in the short-term. The market value is the most recent appraisal value.

In other cases, the valuation of property investments was based on useful value determined by using the discounted cash-flows valuation method.

d) Valuation of equities and floating income securities
Equities and other floating rate securities are marked to market if the company cannot hold the investment on a lasting basis or if it plans to sell the investment in the short-term. The market value is the higher of average market value in the last month and last price quoted on closing date.

In other cases, securities are booked at their recoverable value. This recoverable value is based on investment horizon according to a multi-criteria approach: balance sheet approach, approach by results (discounted cash-flows valuation method, PER method, etc.), market value approach, etc.

In certain cases, when the company does not have the information needed for multi-criteria analysis, the recoverable value is calculated by applying the risk-free rate increased by a risk premium to the average market value in the last month over the length of probable ownership.

Provision for capital loss exposures on underwriting commitments
The provision for capital loss exposures on underwriting commitments provided for by the Insurance Code for French insurance companies is not booked in consolidated financial statements.

Investment income transferred to technical accounts
A portion of total investment income was transferred to technical accounts based on the ratio of insurance underwriting reserves to the total of the company's underwriting reserves and shareholders' equity (average between the fiscal year opening and closing amounts).

3.8.3 Special case of investments representing unit-linked policies

Investments representing unit-linked policies are booked to the balance sheet at their market value on fiscal year closing date. The difference between acquisition price and market value is included in the change in mathematical reserves.

3.9 INVESTMENTS IN BANKING AND FINANCE

Trading securities
Securities held for purposes of short-term trading (i.e. sold within a six month period) were initially recorded, fees and coupons included, and individually marked to market at year-end.

Investment securities
Securities held for more than six months and not deemed useful in the long-term to banking were initially recorded, excluding fees and accrued interest.

At closing date, they were individually marked to their listed price, realisable (in the case of OPCVM shares) or fair market value (in the case of unlisted securities). Provision was made for unrealised capital losses. Premiums and discounts on fixed income securities were amortised over the remaining life of the security.

Term securities
Term securities are fixed income securities that are held to maturity. They were recorded and valued in the same way as insurance company bonds.

Securities held in portfolio
This category includes securities acquired for the purpose of generating satisfactory long-term profitability without intervening in the management of a company. At fiscal year closing, the valuation is based on market value on a security by security basis.

3.10 Funds for general banking risks

Funds for general banking risks carried in the financial statements of banks were maintained in the consolidated financial statements.

3.11 Regulated provisions

Regulated provisions are cancelled in consolidated financial statements.

3.12 Retirement commitments

The AGF Group bases its employee retirement plans on the laws and customs in effect in the countries where it does business (see note 17 of the annex to the consolidated financial statements).

In some countries, AGF Group companies made salary based contributions to organisations that were then responsible for paying the benefit following retirement. In these cases, there was no actuarial obligation.

In countries where there were internal retirement plans for employees or retirees, an actuarial liability was recorded in consolidated financial statements for the remaining years of service of employees. The same held true for Group commitments in terms of retirement bonuses.

For insurance companies in France, pursuant to the agreement of 2 February 1995 between the FFSA (the French Federation of Insurance Companies) and labour and management representatives, expenses related to the consolidation of provisions for the retirement plan for insurance companies were charged to shareholders' equity and credited in provisions for contingencies and losses in accordance with the recommendation of professional organisations (see note 17 of the annex to the consolidated financial statements).

In each year since 1996, subsequent contributions (1% employer contribution) by virtue of this agreement have been charged to earnings.

3.13 Financial instruments

Financial instruments of insurance companies

Financial instruments were recorded in accordance with the provisions of regulation 2002-09 of 12 December 2002 of the Accounting Regulation Committee relative to accounting for financial instruments by insurance companies.

When a different method was used, there was a verification that its application did not give rise to any difference from the recommended treatment.

Furthermore, the rules set forth in article R. 332.20-1 of the French Insurance Code were applied in valuing unrealised capital gains or losses.

– Options on interest rates:
Cap purchases are hedging options traded on over-the-counter markets to preserve the value or return on assets or groups of assets if interest rates rise.

These operations are subject to article R 332-45 (futures related to held investments). They were booked based on return strategy within the meaning of the National Accounting Council opinion of 22.10.2002.

Premiums paid annually at the beginning of each reference period were recorded in asset accruals. The amortisation of premiums recorded in the profit and loss statement was calculated on a straight line basis.

The interest differential (received or to be received) will be posted as income if AGF benefits from changes in interest rates. If not, nothing will be recorded.

Unrealised capital losses were not provided for in provisions when hedged.

Option face values were recorded off-balance sheet as commitments received, and premiums remaining to pay, as commitments given.

– Performance swaps:
The purpose of performance swaps is to reduce risk that is specific to certain securities compared with overall benchmark risk.

These strategies fall within article R 332-45. They are booked as disinvestment strategies, exactly backed by underlying assets.

The corresponding amount appears off-balance sheet at the par value of contracts.

The company's objective is not to exercise contracts early; consequently, risk was not provided for on the books except when there was counterparty settlement risk. Unrealised capital gains or losses were adjusted, when appropriate.

– Options on indexes:
Options on indexes traded over the counter are to adjust the relative exposure of a portfolio compared to its benchmark index or to reduce overall exposure to a class of assets in the intent of generally protecting the balance sheet.

These operations fall under article R 332-45 (futures related to held investments) and R 332-49b. They are booked as a return strategy within the meaning of the National Accounting Council opinion of 22.10.2002.

The premiums paid were booked to accruals until exercise date, when they were recorded to profit and loss.

At inventory date, because hedges are not booked line by line to the portfolio, gains or losses were booked to profit and loss without any symmetrical booking of income or expenses on the hedged item. At closing, unrealised gains are not booked and unrealised losses are booked to risk provisions.

Life options were booked as off-balance sheet commitments in the amount of underlying assets (indices) as valued at their strike price.

– Index futures:
Futures on indexes traded on organised markets are to adjust short-term exposure on a portfolio given its benchmark index.

These operations fall under article R332-45 or R332-46b. They are booked as a return strategy within the meaning of the National Accounting Council opinion of 22.10.2002.

Margin calls paid or received are booked to accruals up until exercise date when results are recognised.

Life futures were booked as off-balance sheet commitments in the amount of underlying assets (indices) as valued at their strike price.

3.14 Financial instruments of banking

Commitments were recorded off-balance sheet at the face value of contracts (strike prices in the case of options).

Accounting methods in respect of related income depended on the finality of transactions and the markets concerned.

– Hedging operations:
Gains and losses in respect of hedging instruments initially allocated to one or a group of related items were recorded in the same manner as income and expenses on the hedged items.

Income and losses related to interest swaps were recorded prorata temporis in the profit and loss statement. There was an overall assessment of positions at closing, and provision was made as needed.

– Speculative trading:
Interest rate instruments, both conditional and with fixed maturities that were traded on organised and related markets (Notionnel, Pibor, etc.), were valued at their market price at closing. Corresponding gains and losses, both unrealised and recognised, were recorded in the profit and loss statement.

Valuation rules in respect of interest rate futures were based on the objectives of operators. In the case of micro-speculative operations (interest rate futures, caps/floors, and interest rate swaps), income and losses were recorded prorata temporis.

Only net negative valuation differences, i.e. unrealised net capital losses on like contracts, were recorded in profit and loss by means of provision for contingencies and losses.

The method used in valuing interest rate swaps was the so-called "bond method". The present value used was the rate for a zero coupon bond.

Premiums paid or received in respect of conditional forward currency contracts (foreign currency options) were recorded in adjustment accounts.

In the case of transactions unexercised at year-end, the valuation was a "mark to market" and differences were recorded directly in the profit and loss statement.

At resale, purchase, exercise or expiration of an option, premiums were immediately recorded in the profit and loss statement.

Interest rate swaps against a market index were not booked to profit and loss until maturity. Only unrealised losses were recognised by booking a provision for contingency.

3.15 Financial instruments of other companies

The financial instruments of other companies were booked in accordance with the General Accounting Plan.

– Interest rate swaps:
This type instrument is used for hedging.

Interest rate swaps were booked off balance sheet at their par value.

At closing date, the interest differential accruing for the period was booked to income or expenses.

On inventory date, there was an off-balance sheet valuation of the market value of each contract.

3.16 Principles of segmentation

The analysis of activity was based on the following segmentation:
- life insurance in and outside France,
- non-life insurance broken down into:
  - health insurance (in and outside France),
  - other casualty (in and outside France),
  - commercial credit insurance,
  - assistance,
- banking activities in and outside France (including Asset Management companies),
- other activities (including holding companies, miscellaneous activities, mainly brokerage companies) in and outside France.

The analysis of profit and loss by activity appears in notes 28, 29, 30, 31 and 32.

Results of segments were ordinary pre-tax results.

Eliminations of reciprocal internal reinsurance operations between two segments were booked in each of the accounts concerned with offsetting entries to the intersectoral transfer account, the elimination having no impact on the contribution of the segment to Group profit and loss.

Eliminations of services between two segments were booked in each of the accounts in question with an offsetting entry to "intersectoral transfer".

Eliminations of reciprocal operations affecting investment income (internal debt, for example) were booked in each of the accounts in question with an offsetting entry to "intersectoral transfer eliminating underwriting investment income" and "intersectoral transfer eliminating non-underwriting investment income" based on underwriting and non-underwriting income, which preserves segment results unchanged.

Dividends and internal capital gain eliminations and other restatements and eliminations affecting investment income are deducted from non-underwriting investment income.

Mixed life and non-life companies were allocated between life, non-life and health segments based on the following considerations:
– insurance items (premiums, claims, acquisition costs, administrative costs, other underwriting expenses, underwriting reserve expenses) were allocated to life or non-life based on risk category;
– non-underwriting investment income was distributed between life and non-life based on capital allocations to each activity;
– non-underwriting expenses were prorated between life and non-life based on underwriting expenses.

The commercial credit insurance segment corresponded to Euler Hermes activity in and outside France. This segment did not include SFAC Crédit and Eurofactor, which are included in banking activities.

Assistance included only the activity of the Mondial Assistance Group, comprising the Elvia and Sacnas Groups.

Presentation of property activity

The results of property companies were allocated line by line to other segments based on their percent ownership in each property company.

On the balance sheet, only property company investments were broken down into other segments.

3.17 Accounting of internet site expenses

Internet projects were classified in the following two categories:
– presentation sites with no on-line selling where all implementation expenses were classified as communication costs and immediately booked as expenses;
– e-business sites offering on-line sales where a portion of costs were booked as fixed assets according to the criteria set forth below.

The project had to carry a very real probability of success and profitability in a reasonable timeframe.

Expenses related to preliminary studies and functional analyses were booked to expenses.

Internal analyses, programming, testing and documentation were booked as fixed assets and amortised over a period of 3 to 5 years.

Start-up costs, training expenses, and communication and maintenance expenses were booked as expenses.

3.18 Provisions for major repairs

Pursuant to opinion n° 2003-E of the National Accounting Council issues task force, provisions for major repairs booked by AGF cover expenses under pluriannual programmes of major repairs or changes.

3.19 Exceptional results

Exceptional results included expenses and income for the fiscal year that by their nature or amount were not typical or particularly significant. (This mainly concerned restructuring provisions and income from subsidiary divestments).

3.20 Calculation of earnings per share

Non-diluted net earnings per share equalled the ratio of consolidated net income, Group share, to the weighted number of outstanding shares during the fiscal year.

The number of outstanding shares was the total number of shares comprising share capital, less the number of treasury shares held by virtue of share buy-backs. The weighting of the number of outstanding shares consisted of a prorata temporis calculation of fiscal year changes in the number of outstanding shares.

Diluted net earnings per share was the ratio of consolidated net income, Group share, and the number of shares outstanding at 31 December, plus dilutive instruments (stock subscription and purchase options on treasury shares deducted from share capital).

3.21 Treasury shares

Securities booked in long-term investments in statutory statements were deducted from consolidated share capital.

Any capital gains or losses at sale were rebooked in consolidated share capital.

3.22 Stock options

Stock subscription options

Share issues upon exercise of stock subscription options were booked to share capital at their exercise price.

Stock purchase options

–Shares booked in investment securities

Shares originally assigned to the stock option plan were booked at acquisition price in investment securities.

Shares reserved for the stock option plan are compared with the acquisition price of marketable securities. A provision was booked if their acquisition price exceeded exercise price.

–Shares booked to financial fixed assets

Treasury shares that did not give rise to a precise designation originally were booked to financial fixed assets.

Treasury shares assigned to stock options were deducted from share capital. When options were exercised, share capital was increased by the exercise price of the options.

4 Comparability of financial statements

4.1 Disposal of the Entenial Group

4.1.1 Presentation of the pro forma profit and loss statements for fiscal years 2003 and 2002

Subsequently to the sale of Entenial as of 1 January 2004, the contribution of Entenial to profit and loss for fiscal year 2003 and fiscal year 2002 has been reclassified, pursuant to regulation 2000-05 of the Committee of Accounting Regulation, on a single line "share in the results of sold companies", which is broken down as follows:

(in millions of euros)	2003	2002
Pre-tax ordinary results	102.1	33.4
Taxes	(22.3)	53.9
Goodwill amortisation	3.4	5.2
Total	**83.2**	**92.5**

Proforma profit and loss statement for fiscal year 2003

(in millions of euros)	2003 published	Contribution of Entenial	Misc. reclassifications	2003 pro forma
Premiums written	16,194	–	–	16,194
Change in unearned premiums	(57)	–	–	(57)
Premiums earned	16,137	–	–	16,137
Gross banking income	1,698	(1,072)	–	626
Revenue from other activities	33	–	–	33
Other operating income (net of expenses)	489	–	3	492
Net investment income	3,628	–	–	3,628
Total operating revenue	21,985	(1,072)	3	20,916
Insurance claims	(14,660)	–	–	(14,660)
Net income or expense of reinsurance ceded	(618)	–	–	(618)
Banking expense	(1,234)	811	–	(423)
Expenses of other activities	(186)	–	–	(186)
Administrative costs	(4,192)	126	–	(4,066)
Total operating expenses	(20,890)	937	–	(19,953)
Total income from operations	1,095	(135)	3	963
Intersectoral transfers	–	–	–	–
Restated operating income	1,095	(135)	3	963
Other net income	(59)	–	(3)	(62)
Share in earnings of equity-accounted companies	144	(8)	–	136
Exceptional items (net)	(19)	–	–	(19)
Corporate income taxes	(112)	32	–	(80)
Minority interests	(74)	30	–	(44)
Net income from consolidated companies	975	(81)	–	894
Share in earnings of companies sold	–	–	–	83
Goodwill amortisation	(212)	(2)	–	(214)
Net income (Group share)	763	(83)	–	763

Proforma profit and loss statement for fiscal year 2002

(in millions of euros)	2002 published	Contribution of Entenial	2002 pro forma
Premiums written	15,130	–	15,130
Change in unearned premiums	(109)	–	(109)
Premiums earned	15,021	–	15,021
Gross banking income	1,654	(1,032)	622
Revenue from other activities	34	–	34
Other operating income (net of expenses)	418	–	418
Net investment income	1,506	–	1,506
Total operating revenue	18,633	(1,032)	17,601
Insurance claims	(12,385)	–	(12,385)
Net income or expense of reinsurance ceded	(280)	–	(280)
Banking expenses	(1,388)	881	(507)
Expenses of other activities	(117)	–	(117)
Administrative costs	(3,985)	110	(3,875)
Total operating expense	(18,155)	991	(17,164)
Total income from operations	478	(41)	437
Intersectoral transfers	–	–	–
Restated operating income	478	(41)	437
Other income (net)	(43)	–	(43)
Share in earnings of equity-accounted companies	89	(6)	83
Exceptional items (net)	(72)	–	(72)
Corporate income taxes	27	(75)	(48)
Minority interests	(66)	34	(32)
Net income from consolidated companies	413	(88)	325
Share in earnings of companies sold	–	–	93
Goodwill amortisation	(145)	(5)	(150)
Net results (Group share)	268	(93)	268

4.1.2 Presentation of proforma balance sheet for fiscal year 2003 and fiscal year 2002

AGF retroactively applied paragraph 23100 of regulation 2000-05 of the Accounting Regulation Committee allowing for the presentation of Entenial's asset and liabilities on a separate line of the balance sheets at 31 December 2003 and 31 December 2002.

Proforma balance sheet for fiscal year 2003

ASSETS (in millions of euros)	Balance sheet at 31.12.2003 published	Contribution of Entenial	Balance sheet at 31.12.2003 pro forma
Goodwill	1,547	–	1,547
Intangible assets:	1,015	(16)	999
– policyholder portfolio	82	–	82
– other	933	(16)	917
Insurance company investments	61,602	–	61,602
Investments in unit-linked commitments	8,301	–	8,301
Banking sector company investments	3,266	(1,447)	1,819
Other company investments	949	–	949
Equity affiliates	1,030	(41)	989
Reinsurers' share in underwriting reserves	3,404	–	3,404
Receivables from insurance and reinsurance	3,088	–	3,088
Receivables from banking sector customers	13,949	(11,457)	2,492
Receivables from banking sector companies	2,651	(991)	1,660
Other receivables	1,660	(232)	1,428
Other assets	787	(264)	523
Pre-payments and accrued income	3,705	(309)	3,396
– deferred acquisition fees	1,656	–	1,656
– other	2,049	(309)	1,740
Net assets being sold	–	572	572
Total assets	**106,954**	**(14,185)**	**92,769**
LIABILITIES			
Group shareholders' equity:	6,526	–	6,526
– Share capital	861	–	861
– Premiums linked to share capital	2,677	–	2,677
– Reserves Group share	3,266	–	3,266
– Net income Group share	763	–	763
– Other	(1,041)	–	(1,041)
Minority interests:	584	–	584
– Share in reserves	520	–	520
– Share in results	64	–	64
Fund for general banking risks	18	(8)	10
Subordinated liabilities	1,502	(229)	1,273
Underwriting reserves:	64,779	–	64,779
– Life underwriting reserves	47,800	–	47,800
– Non-life underwriting reserves	16,979	–	16,979
Underwriting reserves on unit-linked policies	8,274	–	8,274
Provisions for contingencies and losses	1,411	(95)	1,316
Payables to insurance or reinsurance operations	1,565	–	1,565
Payables to banking sector customers	3,166	(1,180)	1,986
Payables represented by securities	13,205	(11,077)	2,128
Payables to banking sector companies	2,827	(1,176)	1,651
Other payables	2,617	(320)	2,297
Accruals and deferred income	480	(100)	380
Total liabilities	**106,954**	**(14,185)**	**92,769**

Proforma balance sheet for fiscal year 2002

ASSETS (in millions of euros)	31.12.2002 balance sheet published	Contribution of Entenial	Misc. Reclassifi-cations	31.12.2002 balance sheet pro forma
Goodwill	1,881	–	–	1,881
Intangible assets:	1,045	(10)	–	1,035
– policyholder portfolio	93	–	–	93
– other	952	(10)	–	942
Insurance company investments	58,775	–	–	58,775
Investments in unit-linked commitments	8,194	–	–	8,194
Banking sector company investments	4,011	(807)	–	3,204
Other company investments	1,054	–	–	1,054
Equity affiliates	922	(36)	–	886
Reinsurers' share in underwriting reserves	3,819	–	–	3,819
Receivables from insurance and reinsurance	3,650	–	–	3,650
Receivables from banking sector customers	13,506	(10,736)	293	3,063
Receivables from banking sector companies	2,005	(484)	–	1,521
Other receivables	1,966	(253)	(293)	1,420
Other assets	759	(246)	–	513
Pre-payments and accrued income	3,451	(271)	–	3,180
– deferred acquisition fees	1,656	–	–	1,656
– other	1,795	(271)	–	1,524
Net assets being sold	–	470	–	470
Total assets	105,038	(12,373)	–	92,665
LIABILITIES				
Group shareholders' equity:	5,970	–	–	5,970
– Share capital	855	–	–	855
– Premiums linked to share capital	2,639	–	–	2,639
– Reserves Group share	3,173	–	–	3,173
– Net income Group share	268	–	–	268
– Other	(965)	–	–	(965)
Minority interests:	547	–	–	547
– Share in reserves	493	–	–	493
– Share in results	54	–	–	54
Fund for general banking risks	21	(8)	–	13
Subordinated liabilities	1,579	(317)	–	1,262
Underwriting reserves:	63,198	–	–	63,198
– Life underwriting reserves	45,968	–	–	45,968
– Non-life underwriting reserves	17,230	–	–	17,230
Underwriting reserves on unit-linked policies	8,233	–	–	8,233
Provisions for contingencies and losses	1,288	(89)	–	1,199
Payables to insurance or reinsurance operations	1,718	–	–	1,718
Payables to banking sector customers	4,235	(1,151)	–	3,084
Payables represented by securities	12,523	(9,761)	–	2,762
Payables to banking sector companies	2,513	(603)	–	1,910
Other payables	2,575	(266)	–	2,309
Accruals and deferred income	638	(178)	–	460
Total liabilities	105,038	(12,373)	–	92,665

4.2 Changes in scope of consolidation during 2004

4.2.1 Disposal of Sophia securities

The Sophia securities held by the AGF Group were sold during the first half 2004; the consolidated capital gain stood at 131 million euros.

4.2.2 Disposal of Eurofactor

The securities of Eurofactor held by the Euler Hermes Group were sold during the second half of 2004; the consolildated capital gains stood at 10.5 million euros.

4.2.3 Acquisition of AVIP

On 16 December 2004, AGF acquired 100% of the share capital of AVIP. Negative goodwill stood at 12 million euros.

The amount and the allocations of the first consolidation difference resulting from the AVIP acquisition during fiscal year 2004 are temporary and will be definitively established within one year as authorised by opinion 97-B of the special issues task force of the National Accounting Council.

4.2.4 Disposal of AGF Brasil Vida and the life portfolio of AGF Brasil Seguros and Banco AGF

Most of the life portfolio of AGF Brasil Seguros was sold at the end of 2003. Banco AGF and the life company AGF Brasil Vida were sold at the end of January 2004.

The impact of 2004 premium income totalled 39.1 million euros for the sale of AGF Brasil Vida and at 16.2 million for the sale of the portfolio of AGF Brasil Seguros. Moreover in 2003 the revenue of Banco AGF amounted to 16.5 million euros.

At 31 December 2003, Banco AGF contributed 23.6 million euros to banking investments and did not give rise to an unrealised capital gain.

The investments of AGF Brasil Vida amounted to 173.4 million euros with an unrealised capital gain of 1.9 million euros and its underwriting reserves amounted to 157.1 million euros.

In 2003 the net results before goodwill of AGF Brasil Vida stood at 1.6 million euros and those of Banco AGF at 6.1 million euros.

These divestments gave rise to pre-tax income net of expenses related to the sale of 8.2 million euros Group share.

4.2.5 Disposal of the MBA Group in Malaysia

The MBA securities held by AGF International and AGF Asia exited consolidation at 31 December 2001 and were recorded in AGF's financial statements at their value under equity accounting on that date.

The securities were sold to Allianz at the end of March 2004. This sale yielded net results of 15.4 million euros.

4.2.6 Disposal of Zwolsche health portfolio

The health portfolio of the Dutch company Zwolsche was sold in the second quarter (retroactivity to 1 January 2004). In 2003, this portfolio gave rise to premiums of 98.3 million euros. In 2004, there were no premiums.

Underwriting reserves in 2004 were reduced by 85.8 million euros subsequently to the disposal.

This divestment gave rise to after-tax results of 10.7 million euros.

4.2.7 Disposal of Chilean Group outside the Group

AGF Chile, the holding company of the Chilean Group as well as its stake in the insurance company holding AGF Az Chile Generales were sold to the US group Liberty Mutual in August 2004. AGF Chile made a contribution to profit and loss of the AGF Group only in the first half of 2004. Moreover, the securities of Casas Del Tocqui were transferred to LT Chile SA before the sale.

The impact of 2004 premium income amounted to -28.8 million euros.

At 31 December 2003, AGF Chile contributed 36.4 million euros to investments and gave rise to an unrealised capital gain of 1 million euros.

In 2003 net results before goodwill and exceptional items of AGF Chile (excluding Casas Del Tocqui) stood at -2.9 million euros *vs.* 1.3 million euros for 2004.

The sale gave rise to an after-tax loss Group share of 1.3 million euros.

4.2.8 Disposal of ZA Verzekeringen outside the Group

The life company, ZA Vezekeringen, a subsidiary of the Allianz Nederland Group, was sold outside the Group at the end of October 2004. The company contributed to profit and loss of the AGF Group up until the date of the sale.

The impact on 2004 premium income stood at -1.3 million euros.

At 31 December 2003, ZA Verzekeringen contributed 61.7 million euros to investments and gave rise to an unrealised capital gain of 2.3 million euros.

In 2003 its net results before goodwill and exceptional items amounted to 0.4 million euros *vs.* 1.2 million for 2004.

The disposal gave rise to after-tax results of 0.5 million euros Group share.

4.3 CHANGE IN ACCOUNTING PRINCIPLES RELATIVE TO GOODWILL AND NETWORK VALUES IN 2003

Pursuant to the recommendation of AMF on financial statements for 2003 and as part of the convergence with IFRS standards, a change in accounting principles, as of 1 January 2003, was implemented in respect of the booking of goodwill and network values of foreign subsidiaries in foreign currencies.

Until 31 December 2002, goodwill and network values were booked in euros using the exchange rate on the acquisition date for subsidiaries with operating currencies other than the euro.

This method is not consistent with IFRS standards, which require booking of intangible assets and goodwill in the operating currencies of the acquired subsidiaries.

On the other hand, the French standards defined by regulation 2000-05 of the Accounting Regulation Committee allow booking of intangible assets and goodwill either in euros or in the operating currency of the acquired subsidiary.

Pursuant to recommendations of the AMF encouraging companies to move toward IFRS standards as of 2003 whenever possible, as of 1 January 2003, the AGF Group implemented a change in accounting method consisting of booking goodwill and network values in the operating currency of the acquired subsidiary.

The change applied retrospectively to all goodwill and network values concerned had the following effect at 1 January 2003:

(in millions of euros)	Goodwill	Network values	Total
01.01.03 before change	1,399	467	1,866
Conversion difference	(86)	10	(76)
Consolidated reserves	39	–	39
01.01.03 after change	1,352	477	1,829

The application of the change in method starting 1 January 2002 would have led to a reduction of 4 million euros of ordinary goodwill amortisation expense for fiscal year 2002.

4.4 OTHER CHANGES IN ACCOUNTING PRINCIPLES IN 2003

4.4.1 Provision for major repairs

At 1 January 2003, the AGF Group retrospectively applied opinion of the National Accounting Council's special task force n° 2003-06 by booking a provision for major repairs of 33 million euros, which covers the expenses under pluriannual programmes of major repairs or changes.

This provision for major repairs was booked with a corresponding entry to share capital or a reduction of consolidated share capital of 21.4 million euros after taxes.

4.4.2 Bonds indexed on the general level of prices

At 1 January 2003, the AGF Group retrospectively applied opinion n° 2002.11 of the National Accounting Council. The new method of calculation led to a revaluation, with an offsetting entry to share capital, of discounts and premiums on OATI treasury notes for 1 million euros.

4.5 CHANGE IN TAX TREATMENT OF LISTED PROPERTY INVESTMENT COMPANIES

At 31 December 2003, the change in the tax treatment of the Gecina and Sophia Group was taken into consideration. The option for the new tax treatment of listed property companies led to the recognition of non-recurring tax income of 31 million euros AGF Group share for the Gécina Group and a non-recurring tax charge of 16 million euros AGF share for the Sophia Group.

4.6 PROVISION FOR CAPITAL LOSS EXPOSURES IN CONSOLIDATED FINANCIAL STATEMENTS

The provision for capital loss exposures of underwriting commitments provided for by the Insurance Code for French insurance companies is not recognised in consolidated financial statements, in keeping with the accounting principles of the AGF Group.

However, at 31 December 2002, following the request of the Insurance Control Commission, provision recognised in the statutory statements of AGF Group French companies had been retained in the consolidated statements in the amount of -94 million euros booked as an expense for fiscal year 2002.

At 31 December 2003, pursuant to opinion N° 2004-B of 21 January 2004 of the Issues task Force of the National Accounting Council, the provisions recognised at the end of 2002 were written back to profit and loss with a corresponding contribution for fiscal year 2002, or income of 95 million euros AGF Group share.

4.7 Goodwill of Hermes

Pursuant to paragraph 2110 of 2000-05 of the Accounting Regulation Committee, the Euler Hermes had until 31 December 2003 to harmonise the accounting principles used by Hermes with those of the Group. The different items handled in 2003 under this project are discussed below:

Underwriting reserves

Pursuant to paragraph 21122 of CRC 2000-05, the unpaid claims reserve of Hermes was determined using methods that were consistent with those used in the Euler Hermes Group. The methods used consisted of estimating the final expense for claims based on actuarial studies.

The actuarial studies led to a "best estimate" included in the range of estimates. Out of conservatism, the Group generally used an amount in the upper end of the estimate range.

Pursuant to these principles, underwriting reserves were recalculated at 30 June 2002, 31 December 2002 and 31 December 2003 based on actuarial studies conducted by an external actuarial firm. The amounts used on each of these 3 dates were established in keeping with Group accounting principles.

The underwriting reserves were restated for the following amounts in the consolidated financial statements:

– a reduction of 105.5 million euros at 30 June 2002,
– a reduction of 108.5 million euros at 31 December 2002,
– a reduction of 102.9 million euros at 31 December 2003.

The restatement at 30 June 2002 (increase in share capital of 105.5 million euros less deferred taxes of 37.4 million) led to a reduction of goodwill in the amount of €62.928 mn.

Other harmonisation restatements

They mainly related to EH Kreditversicherungs AG:

Earned premiums not yet written: €10.422 mn
Adjustment to opening balance sheet: – €5.502 mn

And the other companies of the Hermes Group:

EH Credit and Guarantee:	€.074 mn
EH Nordic:	€.383 mn
Finnish CI:	€.731 mn

These restatements led to a reduction in the amount of goodwill of €6.108 mn.

4.8 Change in scope of consolidation in 2003

4.8.1 Disposal of Allianz AGF MAT UK Holding

Allianz AGF MAT UK Holding, which held a 25% stake in Tindall Riley Marine, was sold by the AGF Group during the first half of 2003. Its contribution to first half 2003 consolidated results was not significant.

This divestment gave rise to a loss of 8.8 million euros.

4.8.2 Liquidation of Immospain

Immospain was liquidated during fiscal year 2003. Its contribution to consolidated results in the first half of 2003 was not significant. This liquidation generated a loss of 1.7 million euros.

4.8.3 Liquidation of Phénix Développement Gestion

Phénix Développement Gestion was liquidated during 2003; its contribution to consolidated results was not significant.

4.8.4 Disposal of Kléber Poincaré

The company was sold in December 2003.

In 2003, this subsidiary contributed 2.9 million euros to net results. The divestment gave rise to profit of 37.4 million euros, which was retained in ordinary profit and loss because it was the equivalent of the sale of an investment.

4.8.5 Acquisition of Egyptian Arab International Non Life Insurance

80% of the securities once held by Allianz were acquired by AGF International in January 2003. Goodwill stood at 17.3 million euros.

The contribution to 2003 consolidated premium income stood at 8 million euros (non-life 7.6 million and health 0.4 million), and the contribution to net results (after goodwill amortisation was) -3,2 million.

4.8.6 Consolidation of Egyptian Arab International Life Insurance

In December 2003, AGF International purchased all the shares that Allianz held, increasing AGFs stake to 95.11%. Goodwill stood at 3.2 million euros.

At 31 December 2003, the company's balance sheet was fully consolidated, and 2003 results accounted for under the equity method at 43.66% (stake before controlling interest) for 0.4 million euros.

4.8.7 Disposal of Swiss subsidiaries

The Swiss subsidiaries were sold to Allianz in January 2003.

In 2002, these subsidiaries contributed 56.7 million euros (non-life: 20.6 million, health: 10.7 million and life: 25.4 million) to consolidated premium income and -3.3 million to net results.

The sale of the Swiss subsidiaries gave rise to a profit of 1.1 million euros.

4.8.8 Disposal of AGF Allianz Chile Vida

The company was sold on 29 April 2003.

In 2002, it contributed 34.1 million euros to consolidated premium income (vs. 0.3 in 2003) and -0.9 million to net results (vs. -0,3 en 2003).

The sale gave rise to a loss (including fees) of 12.1 million euros.

4.8.9 Sale of Dutch company Akkermans Van Elten Holding

The contribution to results in 2002 was not significant.

The sale gave rise to profit of 3.1 million euros.

4.8.10 Disposal of AGF Belgium Bank

The bank was sold in December 2003.

The contribution to fiscal year 2003 stood at 3 million euros.

In 2002, its contribution to AGF's consolidated balance sheet was 979.7 million euros, including 590.9 million of investments. Moreover, it contributed 17.3 million euros to unrealised capital gains.

The divestment of this subsidiary gave rise to a loss (including fees) of 0.8 million euros.

4.9 Change in segmentation in 2003

4.9.1 January 2003: absorption of Inverfenix by Allianz Seguros no Vida

Inverfenix appeared in "Other activities outside France" in financial statements of 2002. Net results of Inverfenix, which stood at 6.6 million euros, were therefore reclassified in non-life insurance outside France in the pro forma presentation of results by activity.

4.9.2 January 2003: absorption of Royal Nederland Fondsen Beheer by Holland Beleggigsgroep

Royal Nederland Fondsen Beheer appeared in "Other activities outside France" in financial statements of 2002. Net results for 2002 of Royal Nederland Fondsen Beheer, which stood at 5.1 million euros, were therefore reclassified in banking outside France in the proforma presentation of results by activity.

4.10 Equalisation provision for Euler Hermes Group

The provision for equalisation is intended to cover macro-economic risks of low frequency and high unit costs. When underwriting results are positive, it reserves a share that will be used during the ten following fiscal years to offset underwriting losses that appear cyclically. It is required of all European insurance companies of the Group based on different methods all derived from the Directive of 22 June 1987.

Until the closing of fiscal year 2001, the standard used for consolidated financial statements was not to change individual calculations in keeping with the regulations of each country to the extent that those calculations led to results that were comparable among the various subsidiaries of the Group.

Subsequent to the acquisition of the Hermes Group, the methods of calculating this provision in Germany were significantly different from those that had been used until then more commonly in the Group. Therefore, it was decided to harmonise calculations in the financial statements. These new procedures apply since 1 January 2002 to the European credit insurance subsidiaries of the Group, excluding Euler Hermes in Great Britain, where underwriting activity stopped at the end of 2001.

In principle, the methods are consistent with those described by article R331-33 of the Insurance Code as they are imposed on French insurance companies. However, the effect of internal reciprocal reinsurance operations between the credit insurance companies of the Group are eliminated.

Contribution / write-back

The equalisation provision was increased through a 75% tax free withdrawal from underwriting surplus of credit insurance, net of reinsurance and before the allocation of net investment income. It is written back when underwriting results for the year are negative.

Cumulative ceiling

The contribution to the equalisation provision ceases being mandatory when it reaches 134% of the average of premiums after reinsurance observed during the five prior fiscal years. At intermediate closings since 30 June 2002, the maximum contribution at period closing has been valued based on the average five prior fiscal years calculated on a quarterly sliding basis.

Elimination of reciprocal reinsurance operations

The effects on the calculation of the equalisation provision of internal reinsurance operations between Group companies subject to the provision are cancelled. Actually, the non-elimination of internal reinsurance operations would lead to double contributions or write-backs in cases where the equalisation provision has a ceiling in a company accepting the underwriting results of other Group partners in reinsurance.

At 31 December 2003, there was a global contribution of 15.6 million euros. The retention of individual calculations would have led to a contribution of 103.7 million euros distributed as follows:

	Local accounts	Consolidated accounts
Euler Hermes Sfac	(26.4)	–
Euler Ré	(1.3)	(2.2)
Euler Hermes Siac	(3.6)	(5.1)
Euler Hermes Kreditversicherungs	(66.0)	(12.9)
Euler Hermes Credit & Guarantee	(0.2)	(0.8)
Euler Hermes Credit Insurance (Belgium)	(3.7)	6.5
Mundialis	(0.2)	(0.2)
Euler Hermes Kredietverzekering (Netherlands)	2.6	3.5
N.V. Interpolis Kredietverzekeringen (Netherlands)	(0.4)	(0.3)
Cescob	(0.1)	(0.1)
Euler Hermes United Kingdom	(1.5)	(1.2)
Euler Hermes Credit Insurance Nordic A.B	(2.9)	(2.8)
Total	(103.7)	(15.6)

4.11 Change in accounting principles relative to the provision for capital loss exposures in 2002

A change in accounting principle consisting of no longer recognising a provision for capital loss exposures in consolidated financial statements was applied as of 1 January 2002.

4.11.1. Motivation behind the change in principle

The Insurance Code provides for the creation of a provision for capital loss exposures on underwriting commitments "to meet insufficient liquidity of investments in the event of a change in the pace of claims settlements".

This provision must be provided for under regulation for an amount equal to the overall unrealised capital loss on non-bond investments (based on the definition in article R332-19 of the Insurance Code), which is the equivalent of booking the loss that would be borne if all of these investments were sold at the closing of the fiscal year. However, "the Insurance Control Commission may on an exceptional basis grant a postponement absolutely necessary to create this provision".

On 18 December 2002, the Issues task Force of the National Accounting Council issued opinion n° 2002-F relative to the provision for asset impairment, setting forth the following points:

- "the provision for lasting impairment in assets is set up to cover all risks on investments falling under the purview of article R332-20 based on the characteristics of insurance activity".
- "the closing value of investments is determined based on the capacity of the company to hold investments for the planned period". Based on this opinion as discussed in note 3.8.2 of the annex, for all Group insurance companies, AGF has taken into consideration the fact that an investment has to be valued at market value, if:
  - the company cannot hold the investment on a lasting basis,
  - the company plans to sell the investment in the short-term.

For this reason, the provision for lasting impairment in value covers risks that may exist on investments due to early underwriting commitments coming due, which renders the provision for capital loss exposures unnecessary.

Therefore, it is noted that owing to the application of the preferential methods defined by CRC regulation 2000-05, underwriting reserves in liabilities on the consolidated balance sheet are sufficient to meet all Group commitments.

4.11.2 Effect of change in accounting principle

Pursuant to accounting standards in effect, all of the provision for capital loss exposures of 18 million euros in the consolidated financial statements at 1 January 2002 were eliminated with an offsetting entry to share capital, or a rise in consolidated share capital of 16.2 million euros after taxes.

This provision affected French companies in the amount of 1.6 million euros and foreign companies in the amount of 16.4 million euros and was entirely built up in 2001.

On the basis of this change, the proforma results of fiscal year 2001 would stand at 733.6 millions euros *vs.* published results for 2001 of 717.4 million euros.

4.12 Foreign exchange

The exchange rates for the currencies in the financial statements of the main consolidated companies changed as follows:

1 € =	31.12.2004	31.12.2003	31.12.2002
USD	**1.362100**	1.263000	1.048700
GBP	**0.705050**	0.704800	0.650500
CHF	**1.542900**	1.557900	1.452400
BRL	**3.613700**	3.626300	3.689400
CLP	**758.9300**	741.3200	716.7400
VEB	**2,594.130**	1,994.780	1,396.640
ARS	**4.001700**	3.687600	3.567900
COP	**3,214.000**	3,468.220	2,910.110

At 31 December 2004, the exchange rate used for conversion at the end of the reporting period for financial statements of subsidiaries in Argentina was 1 euro for 4.0017 pesos.

At 31 December 2003, the exchange rate was 1 euros for 3.6876 pesos.

4.13 Proforma premium income

Proforma premium income was a calculation of premium income for the prior fiscal year based on the scope of consolidation at closing. Published premium income for the prior period was therefore subtracted by the premium income of companies exiting consolidation and increased by that of companies entering consolidation during the period.

The change in premium income at constant foreign exchange was based on rates at closing of the prior period to convert premium income for the period.

File No. 82-4517

CONSOLIDATED PROFORMA PREMIUM INCOME FOR FISCAL YEAR 2004

(in millions of euros)	2004 premium income	2003 premium income	Premium income for 2004 at constant foreign exchange
Life insurance premiums written in France	4,293.1	4,096.2	4,293.1
Non-life insurance premiums written in France	4,077.9	4,290.1	4,077.9
Health insurance premiums written in France	1,374.1	1,238.8	1,374.1
LIFE INSURANCE OUTSIDE FRANCE			
Change in scope:			
Entry of Allianz Assurance Egypt IG (Egypt) at 1 January 2004	–	6.6	–
Sale of AGF Allianz Chile Vida at 1 April 2003	–	(0.3)	–
Sale of portfolio of AGF Brasil Seguros Vida at 31 March 2004	–	(16.2)	–
Sale of AGF Brasil Vida at 31 March 2004	–	(39.1)	–
Sale of ZA Verzekeringen (Netherlands) at 12 November 2004	–	(1.3)	–
Life insurance premiums written outside France	1,580.1	1,507.1	1,578.2
Non-life insurance outside France			
Changes in scope:			
Sale of AGF Az Chile Generales at 19 August 2004	–	(28.8)	–
Non-life insurance premiums written outside France	2,794.7	2,784.0	2,809.0
Health insurance outside France			
Change in scope:			
Sale of Colseguros vida health portfolio at 1 January 2004	–	(6.7)	–
Sale of Zwolche health portfolio at 1 January 2004	–	(98.3)	–
Entry of Allianz Assurance Egypt IG at 1 January 2004 (Egypt)	–	0.7	–
Health insurance premiums written outside France	239.8	338.1	243.6
Credit insurance			
Change in scope:			
Change in method of consolidation at 30 June 2004, transition from equity accounting to full consolidation for Acmar (Morocco) of Euler Hermes	–	2,2	–
Change in method of consolidation at 30 June 2004, transition from equity accounting fo full consolidation for Phoenix Credit Insurance (Greece) of Euler Hermes	–	5,8	–
Entry into consolidation of Cescob (Czech Republic) at Euler Hermes at 1 April 2003	–	1,9	–
Credit insurance premiums written	1,594.4	1,544.5	1,601.1
Assistance			
Assistance premiums written	433.5	395.4	432.8
Total modified premium income	16,387.6	16,194.2	16,409.8
Total impact of changes in scope of consolidation	–	(173.5)	–
Revised proforma premiums written (1)	16,387.6	16,020.7	16,409.8
Other services of credit insurance companies	254.2	238.4	253.7
Other services of assistance companies	98.7	88.1	100.7
Other life insurance services abroad	18.7	25.0	18.7
Change in scope:			
Change in consolidation method on 30 June 2004, transition from equity accounting to full consolidation of Hermes-Kredit Service SRO (Czech Republic)	–	0.6	–
Change in method of consolidation on 30 JuneJ2004, transtion from equity accounting to full consolidation for Acmar (Morocco) of Euler Hermes	–	0.1	–
Liquidation of Codinf at 01.10.2004 (Euler SFAC France)	–	(0.3)	–
Other revised proforma insurance services for the year (2)	371.6	351.9	373.1
Total restated premium income	16,759.2	16,545.8	16,782.9
Total impact of changes in scope of consolidation	–	(173.2)	–
Total revised proforma insurance premium income for the year (3) = (1) + (2)	16,759.2	16,372.6	16,782.9
Revised proforma premium income of other activities for the year (4)	31.8	33.4	31.8
Total revised proforma premium income for the year (5) = (3) + (4)	16,791.0	16,406.0	16,814.7
For information:			
Proforma bank operating income for the fiscal year	550.4	566.8	550.7

NOTES ON THE CONSOLIDATED BALANCE SHEET

5 INTANGIBLE ASSETS

(in millions of euros)	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
Network value	792	794	805
Policy portfolio	71	82	93
Other intangible assets	101	123	137
Total	**964**	**999**	**1,035**

5.1 NETWORK VALUE

Network value arrises from the booking of first consolidation differences in respect of the following companies:

(in millions of euros)	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
AGF Iart	185	185	185
AGF Vie	105	105	105
AGF La Lilloise	14	14	29
W Finance	18	18	18
Royal Nederland Group (Netherlands)	185	185	184
Allianz Seguros Group (Spain)	59	59	63
AGF Belgium Group (Belgium)	106	106	108
Euler Hermes	9	9	9
Trade Indemnity (Euler Group)	73	73	61
SIAC / ACI Holding (Euler Group)	36	39	41
SNA Group (Lebanon)	1	1	2
Total	**792**	**794**	**805**

Changes at 31 December 2004:
The change in the network value owed to changes in conversion of network values in currencies in the Euler-Hermes sub-group.

5.2 Breakdown of policy portfolio values and other intangible assets

(in millions of euros)	Gross value 31.12.2004	Amortisation and provisions for depreciation 31.12.2004	Net book value 31.12.2004	Net book value 31.12.2003 pro forma	Net book value 31.12.2002 pro forma
Policy portfolio value					
Company portfolio – AGF International:					
– non-life policies	–	–	–	–	–
– life policies	130	(59)	71	82	93
Total portfolio value	**130**	**(59)**	**71**	**82**	**93**
Software	**189**	(126)	63	75	82
Other intangible assets	**89**	(51)	38	48	55
Total	**408**	**(236)**	**172**	**205**	**230**

The portfolio value concerns the Group Zwolsche Algemeene.

6 Goodwill

6.1 Goodwill

(in millions of euros)	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
Goodwill:			
Goodwill at 1 January	**1,547**	1,881	1,695
Added during reporting period (see 6.1.1)	**14**	35	370
Reductions due to exits or revisions during reporting period	**(35)**	(72)	(20)
Impact of foreign exchange on goodwill in currencies	**2**	(69)	–
Amortisation during reporting period (see 6.3)	**(124)**	(228)	(164)
Net goodwill	**1,404**	**1,547**	**1,881**

(in millions of euros)	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
AGF Group share in goodwill	**1,332**	**1,471**	**1,773**

6.1.1 *Main changes (excluding amortisation)*

New goodwill during 2004 and 2003 derived mainly from the acquisitions of the following companies:

(in millions of euros)	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
AGF Belgium Group (Belgium)	12	–	12
Hermes (Euler Group)	–	–	311
Other (Euler Hermes Group)	8	3	11
Gecina (additional purchase of shares)	–	3	1
Mondial Assistance Group	–	2	–
Sophia	–	–	1
Astree (Tunisia)	–	–	3
Dresdner RCM merged into AGF Asset Management	–	–	28
Dresdner Gestion Privée	–	4	–
Arab International Insurance (Egypt)	–	20	–
Colseguros Generales (Colombia)	–	1	–
SNA Group (Lebanon)	–	–	1
Santéclair	–	2	–
W Finance	2	–	–
Other (1)	(8)	–	2
New goodwill during fiscal year	**14**	35	370

(1) Negative goodwill in respect of Euler (€6.6mn) and Cofitem (€1.5mn) was booked to goodwill.

6.1.2 *Amortisation in fiscal year 2004*

Goodwill is amortised over 20 years.

The 2004 expenses relative to goodwill were -124 million euros

6.1.3 *Analysis by activity*

(in millions of euros)	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
Life insurance	307	347	418
Non-life insurance: credit insurance	359	379	465
Non-life insurance: assistance	17	20	32
Non-life insurance: other	663	733	864
Banking activity	27	37	69
Other activities	31	31	33
Total	**1,404**	1,547	1,881

File No. 82-4517

6.1.4 Analysis by country and subsidiary

(in millions of euros)

	31.12.2004			31.12.2003 pro forma	31.12.2002 pro forma
	Gross value	Amortisation	Net	Net	Net
AGF Iart (1)	254	94	160	173	185
AGF Vie (1)	202	70	132	142	152
AGF La Lilloise	3	3	–	–	3
AGF Holding	9	3	6	6	7
Sophia	–	–	–	16	18
Euler Hermes Group	167	39	128	144	168
Gecina	66	31	35	39	39
Banque AGF (Oddo)	14	11	3	4	4
Assurances Fédérales	7	2	5	5	5
AGF Asset Management (Dresdner RCM Gestion)	27	3	24	25	27
Other French ccompanies	31	22	9	15	9
Total France	**780**	**278**	**502**	**569**	**617**
Outside France:					
Royal Nederland Group and Zwolsche (Netherlands)	505	134	371	414	440
AGF Belgium Group (Belgium)	228	150	78	80	99
Allianz Seguros Group (Spain)	370	174	196	212	236
Trade Indemnity (Euler Hermes – Great Britain)	25	8	17	17	15
Mondial Assistance Group (Switzerland)	43	26	17	20	33
ACI (Euler Hermes Group – United States)	8	3	5	5	7
Hermes (Euler Hermes Group – Germany)	239	30	209	216	303
Total Europe	**2,198**	**803**	**1,395**	**1,533**	**1,750**
Chile (Consorcio Allianz)	–	–	–	–	15
Venezuela (Adriatica Group)	–	–	–	–	20
Colombia (Colseguros Group)	–	–	–	–	89
Other countries	122	113	9	14	7
Total outside Europe	**122**	**113**	**9**	**14**	**131**
Total	**2,320**	**916**	**1,404**	**1,547**	**1,881**

(1) The goodwill of AGF Iart and AGF Vie arose from the acquistion of the Athéna and Allianz France Groups.

6.2 Negative goodwill

Negative goodwill in provisions for losses and contingencies (see note 17) was recognised mainly for AVIP in the amount of 12 million euros.

Negative goodwill *(in millions of euros)*	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
Negative goodwill:			
Goodwill at 1 January	(30)	(35)	(36)
Added during the reporting period	(12)	(1)	(6)
Reduction during the reporting period	8	–	–
Amortisation during the reporting period	22	6	7
Net goodwill	(12)	(30)	(35)

Changes in 2004:
Negative goodwill concerning Euler Hermes (6,6 million euros) and Cofitem (1.5 million euros) was booked to positive goodwill.
The negative goodwill concerning PHRV (9 million euros), AGF Vie (formerly St. Marc) (4 million euros), Phénix Immobilier (1 million euros), ACAR (2 million euros), Madeleine Opéra (4 million euros) and AGF Asset Management (2 million euros) were written back to profit and loss in 2004.

A new negative goodwill amount of 12 million euros was recognised on AVIP.

Changes in 2003:
A new negative goodwill amount was recognised on PHRV and entirely written back to profit and loss in 2003.

Changes in 2002:
The rise in goodwill of 6 million euros came from a complementary acquisition of Euler Hermes shares by AGF Iart.

6.3 Total goodwill amortisation

(in millions of euros)	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
Amortisation of goodwill	(124)	(228)	(164)
Amortisation of negative goodwill	22	6	7
Amortisation expense	(102)	(222)	(157)
Deduction of minority interests	6	10	12
Deduction of exceptional items	9	102	7
Goodwill amortisation, Group share, excluding exceptional items	(87)	(110)	(138)

7 Companies accounted for under the equity method

7.1 Changes during the reporting period

(in millions of euros)	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
Equity affiliates at 1 January 2004	**989**	886	794
Changes in scope of consolidation	**(96)**	22	59
Other changes	**(101)**	(4)	(5)
Share in income of equity affiliates	**106**	136	83
Dividends received from equity affiliates	**(43)**	(49)	(43)
Foreign exchange difference	**(1)**	(2)	(2)
Equity affiliates at closing	**854**	**989**	**886**

Entries and exits during the reporting period *(in millions of euros)*	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
Gecina	**151**	17	40
Sophia	**(249)**	1	2
Cofitem	**(2)**	(1)	1
PHRV	**2**	4	(5)
Astrée	**–**	–	4
Arab International Life	**(1)**	(1)	–
Euler Hermes Group companies	**4**	10	19
Allianz AGF Mat UK – Tindall Riley Marine Ltd	**–**	(7)	–
Other	**(1)**	(1)	(2)
Total entries and exits during the reporting period	**(96)**	22	59

7.2 Shares in net income of companies accounted for under the equity method

(in millions of euros)

Stockholders / Held companies	31.12.2004 Insurance Life	Insurance Non-life	Banking	Other	Total % interests	Total results	31.12.2003 pro forma Total % interests	results	31.12.2002 pro forma Total % interests	results
Insurance:										
Astrée	–	1	–	–	42.08	1	42.08	1	42.08	–
Arab International Insurance	–	–	–	–	85.00	–	43.66	–	43.66	(1)
Shares of Euler Hermes Group (1)	–	–	–	5	71.07	5	70.69	3	70.69	2
Banking:										
Oddo	–	–	8	–	26.98	8	26.98	3	26.98	5
Other activities:										
Gecina	68	20	–	–	23.47	88	22.56	105	22.56	40
Sophia	–	–	–	–	–	–	26.53	17	26.53	28
Cofitem	1	1	–	1	20.01	3	20.01	2	20.01	3
PHRV	(1)	(2)	–	–	37.66	(3)	34.15	1	34.15	2
Europensiones	–	–	–	4	24.50	4	24.50	4	24.50	4
Total	68	20	8	10		106		136		83

(1) Net income is attributable to companies accounted for under the equity method by Euler Hermes.

7.3 Breakdown of equity affiliates

(in millions of euros)

Stockholders / Held companies	31.12.2004 Insurance Life	Insurance Non-life	Banking	Other	Total	31.12.2003 pro forma Total	31.12.2002 pro forma Total
Insurance:							
Tindall Riley Marine Ltd	–	–	–	–	–	–	7
Stakes of Euler Hermes Group	–	–	–	35	35	28	19
Other (incl. Astrée)	–	7	–	1	8	8	8
Banking:							
Oddo	–	–	59	–	59	53	50
Elysées Factor (Euler Hermes Group)	–	–	–	–	–	1	1
Stakes of W Finance	–	–	–	–	–	3	3
Other activities:							
Gecina	543	156	–	1	700	591	492
Sophia	–	–	–	–	–	249	250
Cofitem	5	8	–	8	21	22	26
PHRV	10	11	–	1	22	24	18
Europensiones	–	–	–	9	9	8	8
Other	–	–	–	–	–	2	4
Total	558	182	59	55	854	989	886

8 BREAKDOWN OF INVESTMENTS AT 31 DECEMBER 2004

(in millions of euros)	Gross book value				Net book value				Market value			
	Insurance	Banking	Other	Total	Insurance	Banking	Other	Total	Insurance	Banking	Other	Total
Equity affiliates (1)	767	57	30	854	767	57	30	854	1,083	57	30	1,170
Property investments	3,689	–	363	4,052	2,628	–	253	2,881	4,426	–	370	4,796
Equities and other floating income securities	10,606	32	70	10,708	10,212	16	57	10,285	10,799	18	173	10,990
Bonds and other fixed income securities (2)	52,148	1,599	1,143	54,890	52,118	1,594	1,123	54,835	56,069	1,634	1,123	58,826
Sub-total investments, excl. equity affiliates	66,443	1,631	1,576	69,650	64,958	1,610	1,433	68,001	71,294	1,652	1,666	74,612
Total investments	**67,210**	**1,688**	**1,606**	**70,504**	**65,725**	**1,667**	**1,463**	**68,855**	**72,377**	**1,709**	**1,696**	**75,782**
Total listed securities	57,885	1,399	83	59,367	57,538	1,399	79	59,016	62,087	1,440	93	63,620
Total non-listed securities	9,325	289	1,523	11,137	8,187	268	1,384	9,839	10,290	269	1,603	12,162
Sub-total listed/non-listed investments	67,210	1,688	1,606	70,504	65,725	1,667	1,463	68,855	72,377	1,709	1,696	75,782

(1) Shares accounted for under the equity method were valued at their book value in consolidation, except for Gecina (formerly GFC) and Sophia, sold in 2004, which were valued at market. The unrealized capital gains were calculated without goodwill.

(2) "Other investments", which includes loans and deposits is included in "bonds and other fixed income instruments".

Unrealised capital gains were restated for unrealised gains on derivative instruments that were unexcercised at closing.

The Group share in unrealised capital gains was 6,816 million euros at 31 December 2004 vs. 4 701 million euros at 31 December 2003 and 3,324 million at 31 December 2002.

Recognition of unrealised capital gains would give rise to contributions to life profit-sharing after allocation to capitalisation reserves and taking into account provisions for value impairment.

The unrealised capital gains on the statutory statements of AGF Vie and Arcalis at 31 December 2004 stood at 4,131 million euros vs. 2 565 million euros at 31 December 2003.

The unrealised capital gains on the statutory statements of AGF Vie after allocation to first consolidation differences related to the former PFA and Allianz companies amounted to 4,105 million euros at 31 December 2004 vs. 2,552 million euros at 31 December 2003.

The allocation of the first consolidation difference to the book value of consolidated investments has already given rise, as necessary, to the recognition of a provision for profit-sharing.

Outside France, the recognition of unrealised capital gains of life companies did not lead to minimum allocation to policyholders, other than as required by regulations and contractual agreements.

The balance of provisions for write-downs at 31 December 2004 stood at 797 million euros (including 423 million on equities and 319 million on buildings).

	Unrealised capital gains at 31.12.2004				Unrealised capital gains at 31.12.2003 pro forma				Unrealised capital gains at 31.12.2002 pro forma			
	Insurance	Banking	Other	Total	Insurance	Banking	Other	Total	Insurance	Banking	Other	Total
	316	–	–	316	303	–	–	303	200	–	–	200
	1,798	–	117	1,915	1,787	–	188	1,975	1,797	–	302	2,099
	587	2	116	705	(212)	5	134	(73)	(1,866)	1	120	(1,745)
	3,951	40	–	3,991	2,531	41	–	2,572	2,728	76	–	2,804
	6,336	42	233	6,611	4,106	46	322	4,474	2,659	77	422	3,158
	6,652	42	233	6,927	4,409	46	322	4,777	2,859	77	422	3,358
	4,549	41	14	4,604	2,362	41	49	2,452	1,427	67	108	1,602
	2,103	1	219	2,323	2,047	5	273	2,325	1,432	10	314	1,756
	6,652	42	233	6,927	4,409	46	322	4,777	2,859	77	422	3,358

8.1 INSURANCE COMPANY INVESTMENTS

(in millions of euros)	31.12.2004 Gross book value	31.12.2004 Net book value	31.12.2004 Estimated value	31.12.2004 Unrealised net capital gains	31.12.2003 pro forma Unrealised net capital gains	31.12.2002 pro forma Unrealised net capital gains
Property investments	**3,689**	**2,628**	**4,426**	**1,798**	1,787	1,797
Equity affiliates	**767**	**767**	**1,083**	**316**	303	200
Other equities and floating income securities	**6,490**	**6,183**	**7,058**	**875**	361	(554)
Shares in equity-oriented investment trusts	**4,116**	**4,029**	**3,741**	**(288)**	(573)	(1,312)
Bonds and other fixed income securities	**43,004**	**43,001**	**46,680**	**3,679**	2,375	2,472
Shares in bond-oriented investment trusts	**3,681**	**3,677**	**3,838**	**161**	93	185
Other investments	**5,463**	**5,440**	**5,551**	**111**	63	71
Total investments	**67,210**	**65,725**	**72,377**	**6,652**	4,409	2,859
Total listed investments	**57,885**	**57,538**	**62,087**	**4,549**	2,362	1,427
Total non-listed investments	**9,325**	**8,187**	**10,290**	**2,103**	2,047	1,432
Sub-total listed/non-listed investments	**67,210**	**65,725**	**72,377**	**6,652**	4,409	2,859
Total life insurance investments	**49,471**	**48,486**	**53,255**	**4,769**	2,992	1,875
Total non-life insurance investments	**17,739**	**17,239**	**19,122**	**1,883**	1,417	984
Sub-total life/non-life investments	**67,210**	**65,725**	**72,377**	**6,652**	4,409	2,859

Table of significant investments representing more than 1% of Group share capital in companies held at no less than 5% at 31 December 2004 (excluding sister companies and investment relations, see note 8.5).

(in millions of euros)	Gross book value	Net book value	Estimated value	Unrealised net capital gain/loss
AGF Actions Zone Euro	409	405	347	(58)
AGF Amériques	205	189	120	(69)
AGF Asac Actions	171	171	124	(47)
AGF Creactions 1	177	177	144	(33)
AGF Creactions 2	114	114	97	(17)
AGF Euribor	407	407	408	1
AGF Euro Actions C	241	241	195	(46)
AGF Euro Actions D	178	176	153	(23)
AGF Hospitalier euro	220	220	277	57
AGF Hospitalier. Monde	372	372	303	(69)
AGF Jour	273	273	273	–
AGF Opéra	142	142	127	(15)
AGF Securicash	509	509	510	1
AGF U.S.A.	321	321	314	(7)
AGF World FD-High	112	112	144	32
E ST50 Master	115	115	118	3
KGH Fund Licorne CL	105	105	118	13
Phénix Alternative holding 3D	462	462	533	71
Phénix Sécurité C	152	152	152	–
Total investment trust shares (equity/bond)	**4,685**	4,663	4,457	(206)

8.1.1 Insurance company investments by geographic area at gross book value at 31 December 2004

(in millions of euros)	France	Benelux	Spain	South America	Others (1)	Total
Property investments	3,164	342	130	29	24	**3,689**
Equity affiliates	767	–	–	–	–	**767**
Other equities and floating income securities	5,355	998	93	1	43	**6,490**
Shares in equity-oriented investments trusts	3,978	109	–	–	29	**4,116**
Bonds and other fixed income securities	34,840	5,010	2,621	204	329	**43,004**
Shares in bond-oriented investment trusts	3,218	182	62	218	1	**3,681**
Other investments	3,105	1,938	304	55	61	**5,463**
Total investments	**54,427**	**8,579**	**3,210**	**507**	**487**	**67,210**
Total listed investments	47,780	6,948	2,416	409	333	**57,886**
Total non-listed investments	6,647	1,631	794	98	154	**9,324**
Sub-total listed/non-listed investments	54,427	8,579	3,210	507	487	**67,210**
Total life insurance investments	40,859	6,237	2,175	105	95	**49,471**
Total non-life insurance investments	13,568	2,342	1,035	402	392	**17,739**
Sub-total life/non-life investments	54,427	8,579	3,210	507	487	**67,210**

(1) "Others" is mainly the United Kingdom.

8.1.2 Insurance company investments by geographic area at net book value at 31 December 2004

(in millions of euros)	France	Benelux	Spain	South America	Others (1)	Total
Property investments	2,253	231	111	19	14	**2,628**
Equity affiliates	767	–	–	–	–	**767**
Other equities and floating income securities	5,157	901	89	1	35	**6,183**
Shares in equity-oriented investments trusts	3,893	107	–	–	29	**4,029**
Bonds and other fixed income securities	34,839	5,010	2,621	204	327	**43,001**
Shares in bond-oriented investment trusts	3,217	181	60	218	1	**3,677**
Other investments	3,105	1,929	304	41	61	**5,440**
Total investments	53,231	8,359	3,185	483	467	**65,725**
Total listed investments	47,534	6,857	2,414	409	325	**57,539**
Total non-listed investments	5,697	1,502	771	74	142	**8,186**
Sub-total listed/non-listed investments	53,231	8,359	3,185	483	467	**65,725**
Total life insurance investments	40,054	6,067	2,171	102	92	**48,486**
Total non-life insurance investments	13,177	2,292	1,014	381	375	**17,239**
Sub-total life/non-life investments	53,231	8,359	3,185	483	467	**65,725**

(1) "Others" is mainly the United Kingdom.

8.1.3 Insurance company investments by geographic area at market value at 31 December 2004

(in millions of euros)	France	Benelux	Spain	South America	Others (1)	Total
Property investments	3,866	287	233	26	14	**4,426**
Equity affiliates	1,083	–	–	–	–	**1,083**
Other equities and floating income securities	5,949	944	122	1	42	**7,058**
Shares in equity-oriented investments trusts	3,606	106	–	–	29	**3,741**
Bonds and other fixed income securities	37,855	5,400	2,886	210	329	**46,680**
Shares in bond-oriented investment trusts	3,360	192	67	218	1	**3,838**
Other investments	3,111	2,034	304	41	61	**5,551**
Total investments	**58,830**	**8,963**	**3,612**	**496**	**476**	**72,377**
Total listed investments	51,336	7,293	2,714	415	328	**62,086**
Total non-listed investments	7,494	1,670	898	81	148	**10,291**
Sub-total listed/non-listed investments	58,830	8,963	3,612	496	476	**72,377**
Total life insurance investments	44,091	6,542	2,421	106	95	**53,255**
Total non-life insurance investments	14,739	2,421	1,191	390	381	**19,122**
Sub-total life/non-life investments	58,830	8,963	3,612	496	476	**72,377**

(1) "Others" is mainly the United Kingdom.

8.1.4 Insurance company investments by geographic area at unrealised capital gain at 31 December 2004

(in millions of euros)	France	Benelux	Spain	South America	Others (1)	Total
Property investments	1,613	56	122	7	–	**1,798**
Equity affiliates	316	–	–	–	–	**316**
Other equities and floating income securities	792	43	33	–	7	**875**
Shares in equity-oriented investments trusts	(287)	(1)	–	–	–	**(288)**
Bonds and other fixed income securities	3,016	390	265	6	2	**3,679**
Shares in bond-oriented investment trusts	143	11	7	–	–	**161**
Other investments	6	105	–	–	–	**111**
Total investments	5,599	**604**	**427**	**13**	**9**	**6,652**
Total listed investments	3,802	436	300	6	3	**4,547**
Total non-listed investments	1,797	168	127	7	6	**2,105**
Sub-total listed/non-listed investments	5,599	604	427	13	9	**6,652**
Total life insurance investments	4,037	475	250	4	3	**4,769**
Total non-life insurance investments	1,562	129	177	9	6	**1,883**
Sub-total life/non-life investments	5,599	604	427	13	9	**6,652**

(1) "Others" is mainly the United Kingdom.

8.1.5 Insurance company investments by geographic area at gross book value at 31 December 2003 pro forma

(in millions of euros)	France	Benelux	Spain	South America	Others (1)	Total
Property investments	3,156	344	142	39	26	**3,707**
Equity affiliates	904	–	1	–	–	**905**
Other equities and floating income securities	5,359	1,395	104	1	41	**6,900**
Shares in equity-oriented investments trusts	4,007	269	30	1	28	**4,335**
Bonds and other fixed income securities	32,020	4,964	2,329	269	325	**39,907**
Shares in bond-oriented investment trusts	3,410	10	30	164	81	**3,695**
Other investments	2,979	1,490	226	34	30	**4,759**
Total investments	**51,835**	**8,472**	**2,862**	**508**	**531**	**64,208**
Total listed investments	45,344	6,862	2,123	406	474	**55,209**
Total non-listed investments	6,491	1,610	739	102	57	**8,999**
Sub-total listed/non-listed investments	51,835	8,472	2,862	508	531	**64,208**
Total life insurance investments	39,000	6,126	2,002	146	122	**47,396**
Total non-life insurance investments	12,835	2,346	860	362	409	**16,812**
Sub-total life/non-life investments	51,835	8,472	2,862	508	531	**64,208**

(1) "Others" is mainly the United Kingdom.

8.1.6 Insurance company investments by geographic area at net book value at 31 December 2003 pro forma

(in millions of euros)	France	Benelux	Spain	South America	Others (1)	Total
Property investments	2,300	216	125	26	15	**2,682**
Equity affiliates	904	–	1	–	–	**905**
Other equities and floating income securities	5,130	1,088	101	1	32	**6,352**
Shares in equity-oriented investments trusts	3,926	255	29	1	27	**4,238**
Bonds and other fixed income securities	32,019	4,963	2,329	254	320	**39,885**
Shares in bond-oriented investment trusts	3,411	10	30	164	81	**3,696**
Other investments	2,977	1,482	226	34	30	**4,749**
Total investments	**50,667**	**8,014**	**2,841**	**480**	**505**	**62,507**
Total listed investments	45,096	6,549	2,120	405	460	**54,630**
Total non-listed investments	5,571	1,465	721	75	45	**7,877**
Sub-total listed/non-listed investments	50,667	8,014	2,841	480	505	**62,507**
Total life insurance investments	38,201	5,786	1,998	141	120	**46,246**
Total non-life insurance investments	12,466	2,228	843	339	385	**16,261**
Sub-total life/non-life investments	50,667	8,014	2,841	480	505	**62,507**

(1) "Others" is mainly the United Kingdom.

8.1.7 Insurance company investments by geographic area at market value at 31 December 2003 pro forma

(in millions of euros)	France	Benelux	Spain	South America	Others (1)	Total
Property investments	3,927	273	221	33	15	**4,469**
Equity affiliates	1,207	–	1	–	–	**1,208**
Other equities and floating income securities	5,520	1,038	122	1	32	**6,713**
Shares in equity-oriented investments trusts	3,374	233	30	1	27	**3,665**
Bonds and other fixed income securities	33,957	5,211	2,515	257	320	**42,260**
Shares in bond-oriented investment trusts	3,502	10	32	164	81	**3,789**
Other investments	2,977	1,545	226	34	30	**4,812**
Total investments	**54,464**	**8,310**	**3,147**	**490**	**505**	**66,916**
Total listed investments	47,091	6,717	2,316	408	460	**56,992**
Total non-listed investments	7,373	1,593	831	82	45	**9,924**
Sub-total listed/non-listed investments	54,464	8,310	3,147	490	505	**66,916**
Total life insurance investments	40,788	6,008	2,179	143	120	**49,238**
Total non-life insurance investments	13,676	2,302	968	347	385	**17,678**
Sub-total life/non-life investments	54,464	8,310	3,147	490	505	**66,916**

(1) "Others" is mainly the United Kingdom.

8.1.8 Insurance company investments by geographic area at unrealised capital gain at 31 December 2003 pro forma

(in millions of euros)	France	Benelux	Spain	South America	Others (1)	Total
Property investments	1 627	57	96	7	–	**1 787**
Equity affiliates	303	–	–	–	–	**303**
Other equities and floating income securities	390	(50)	21	–	–	**361**
Shares in equity-oriented investments trusts	(552)	(22)	1	–	–	**(573)**
Bonds and other fixed income securities	1 938	248	186	3	–	**2,375**
Shares in bond-oriented investment trusts	91	–	2	–	–	**93**
Other investments	–	63	–	–	–	**63**
Total investments	**3,797**	**296**	**306**	**10**	–	**4,409**
Total listed investments	1,995	168	196	3	–	**2,362**
Total non-listed investments	1,802	128	110	7	–	**2,047**
Sub-total listed/non-listed investments	3,797	296	306	10	–	**4,409**
Total life insurance investments	2,587	222	181	2	–	**2,992**
Total non-life insurance investments	1,210	74	125	8	–	**1,417**
Sub-total life/non-life investments	3,797	296	306	10	–	**4,409**

(1) "Others" is mainly the United Kingdom.

8.2 Banking sector investments

8.2.1 Summary of banking investments

(in millions of euros)	31.12.2004 Gross book value	31.12.2004 Net book value	31.12.2004 Estimated value	31.12.2004 Unrealised net capital gain	31.12.2003 pro forma Unrealised net capital gain	31.12.2002 pro forma Unrealised net capital gain
Property investments	–	–	–	–	–	–
Equity affiliates	57	57	57	–	–	–
Non-consolidated securities	3	3	4	1	4	1
Securities portfolio						
Other equities and floating income securities	15	1	1	–	1	–
Shares of equity-oriented investment trusts	14	12	13	1	–	–
Bonds and other fixed income securities	1,595	1,590	1,630	40	41	76
Shares of bond-oriented investments trusts	4	4	4	–	–	–
Other investments	–	–	–	–	–	–
Sub-total	1,628	1,607	1,648	41	42	76
Total investments	1,688	1,667	1,709	42	46	77
Total listed investments	1,399	1,399	1,440	41	41	67
Total non-listed investments	289	268	269	1	5	10
Sub-total listed/non-listed investments	1,688	1,667	1,709	42	46	77

8.2.2 Change in securities portfolio

(in millions of euros)	Gross value at opening pro forma	Acquisitions	Disposals	Reimbursements	Conversion	Other changes	Gross value at closing
Trading account securities	24	–	–	(24)	–	–	–
Investment securities held for sale	1,707	85	(6)	(275)	–	–	1,511
Investment securities	96	7	–	–	–	–	103
Equity securities held for investments	14	–	–	–	–	–	14
Total investment portfolio	**1,841**	**92**	**(6)**	**(299)**	–	–	1,628

(in millions of euros)	Provisions at opening pro forma	Contributions to provisions	Write-backs of provisions	Other changes	Provisions at closing
Trading account securities	–	–	–	–	–
Investment securities held for sale	(10)	(5)	7	1	(7)
Investment securities (counterparty risk)	–	–	–	–	–
Equity securities held for investments	(14)	–	–	–	(14)
Total provisions	**(24)**	**(5)**	**7**	**1**	(21)
Net value of investment portfolio	1,817				1,607

8.2.3 Breakdown of investments by category at 31 December 2004

(in millions of euros)	Trading account securities	Investment securities held for sale	Investment securities	Equity securities held for investments	Related receivables	Total
Bonds and other fixed income securities	–	1,476	103	–	15	1,594
Equities and other floating income securities	–	13	–	–	–	13
Total	–	**1,489**	**103**	–	**15**	**1,607**

8.2.3.1 Breakdown of equities and other floating income securities at 31 December 2004

(in millions of euros)	Distribution of OPCVM investment trusts
Geographic distribution	
French investment trusts	2
Foreign investment trusts	10
Sub-total	12
Capitalisation distribution investment trusts	
Capitalisation investment trusts	2
Other investment trusts	10
Sub-total	12
Other equities	1
Total equities and other floating income securities	13

8.2.3.2 Bonds: Distribution and maturity at 31 December 2004

(in millions of euros)	Distribution at 31.12.2004
Bonds	
French government	103
Foreign government	282
Other French public sector entities	17
Other foreign public sector entities	
Private and other	1,174
Related receivables	15
Sub-total	1,591
Bond-oriented investments trusts	
French public sector entities	3
Foreign public sector entities	–
Private and other	–
Sub-total	3
Total bonds and other fixed income securities	1,594

Maturities	Less than 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Bonds and other fixed income securities	236	135	917	306	1,594

8.3 Investments of other companies

(in millions of euros)	31.12.2004 Gross book value	31.12.2004 Net book value	31.12.2004 Estimated value	31.12.2004 Unrealised net capital gains	31.12.2003 pro forma Unrealised net capital gains	31.12.2002 pro forma Unrealised net capital gains
Property invesstments	363	253	370	117	188	302
Equity affiliates	30	30	30	–	–	–
Other equity and floating income securities	69	56	172	116	134	120
Shares in equity-oriented investment trusts	1	1	1	–	–	–
Bonds and other fixed income securities	12	12	12	–	–	–
Shares in bond-oriented investment trusts	19	19	19	–	–	–
Other investments	1,112	1,092	1,092	–	–	–
Total investments	**1,606**	**1,463**	**1,696**	**233**	322	422
Total listed investments	83	79	93	14	49	108
Total non-listed investsments	1,523	1,384	1,603	219	273	314
Sub-total listed/non-listed investments	1,606	1,463	1,696	233	322	422

Table of significant investments representing more than 1% of the Group's share capital in companies in which the Group held at least 5% of share capital at 31 December 2004 (excluding sister companies see note 8.5).
None.

Information on long-term portfolio investments.
None.

8.4 Investment representing unit-linked policies

(in millions of euros)	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
	Net book value		
Unit-linked investments: properties	175	58	59
Unit-linked investments: floating income securities	1,060	356	365
Unit-linked investments: equity-oriented investment trusts	5,576	4,183	3,642
Unit-linked investments: fixed income securities	515	364	362
Unit-linked investments: bond-oriented investment trusts	3,466	3,340	3,766
Total	**10,792**	**8,301**	**8,194**

The rise in unit-linked investments owed to the acquisition of AVIP and Martin Maurel Vie for 1,500 million euros at the end of 2004 and the growth of financial markets.

8.5 Investments in affiliated enterprises, joint-ventures and associated enterprises and equity holdings at 31 December 2004

(in millions of euros)	Percent held at 31.12.2004	Share capital at 31.12.2003	Net income at 31.12.2003	31.12.2004 Net book value Equities	Net book value Bonds	Net book value Loans	Net book value Total	Market value Equities	Market value Bonds	Market value Loans	Market value Total
Affiliated enterprises											
Allianz Marine Aviation (ex-AGF Mat) (1) 23/27, rue Notre-Dame des Victoires 75002 Paris	N/A	–	–	–	–	220	220	–	–	220	220
Allianz AG (2) Königin strasse 28 80802 Munich Germany	N/A	–	–	–	–	1,200	1,200	–	–	1,200	1,200
Dresdner Bank Jürgen-Ponto-Platz 1 60329 Francfort Germany	N/A	–	–	–	30	–	30	–	30	–	30
Equity holdings											
Worms (ex-Someal) (3) 25, av. Franklin D. Roosevelt 75008 Paris	14.81	1,998	112	260	–	–	260	367	–	–	367
Bolloré Investissements Tour Bolloré 31-32, Quai de Dion-Bouton 92811 Puteaux Cedex	15.93	799	83	58	–	–	58	218	–	–	218
Gras Savoye 2-8, rue Ancelle 92202 Neuilly-sur-Seine	10.00	92	27	23	–	–	23	38	–	–	38
Harwanne 9-11, rue du Prince Case postale 3796 1211 Genève 3 Switzerland	17.51	125	9	18	–	–	18	21	–	–	21
Other (book value less than 10 million euros and stake higher than 10%)				77	–	–	77	102	–	–	102
Investments in affiliated enterprises and equity holdings				436	30	1,420	1,886	746	30	1,420	2,196

(1) A loan to AMA by AGF Holding.

(2) Two loans to Allianz AG: one by AGF Vie for 700 million euros, the by AGF Iart for 500 million.

(3) The ownership of Soméal securities owes to the contribution by AGF Iart and AGF Vie of their Worms securities, pursuant to the agreement under the tender offer on Athéna.

Breakdown of investments in affiliated enterprises or with equity ties by type of company

(in millions of euros)	Equities	Bonds	Loans	Total
Insurance	388	–	1 420	**1,808**
Banking	3	30	–	**33**
Other activities	45	–	–	**45**
Investments in affiliated enterprises	**436**	**30**	**1 420**	**1,886**

8.6 BREAKDOWN OF INVESTMENTS BY GEOGRAPHIC AREA (INCLUDING UNIT-LINKED)

(in millions of euros)	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
	(in market value)		
France	**69,478**	62,643	59,930
Belgium	**6,871**	6,519	6,538
Spain	**3,729**	3,271	2,889
Netherlands	**5,442**	4,793	4,639
Rest of Europe (1)	**292**	283	547
Total Europe	**85,812**	77,509	74,543
Brazil	**224**	368	269
Rest of South America	**319**	320	528
Other	**219**	240	131
Total	**86,574**	**78,437**	**75,471**

(1) "Rest of Europe" is mainly the United Kingdom.

The breakdown of investments by geographic area concerns only the subsidiaries of AGF International. Other Group companies appear under "France", particularly subsidiaries outside France of Euler Hermes and Mondial Assistance.

9 DIRECT INSURANCE AND REINSURANCE RECEIVABLES

9.1 GROSS VALUE, RESERVES AND NET BOOK VALUE OF DIRECT INSURANCE AND REINSURANCE RECEIVABLES

(in millions of euros)	Gross value at 31.12.2004	Reserves value at 31.12.2004	Net book value at 31.12.2004	Net book value at 31.12.2003 pro forma	Net book value at 31.12.2002 pro forma
Policyholder loans	791	(35)	756	788	1,451
Loans to intermediaries	1,520	(100)	1,420	1,508	1,462
Premiums earned but not yet written	202	–	202	185	195
Total direct insurance receivables	2,513	(135)	2,378	2,481	3,108
Reinsurance receivables	349	(32)	317	607	542
Total	2,862	(167)	2,695	3,088	3,650

9.2 BREAKDOWN OF DIRECT INSURANCE AND REINSURANCE RECEIVABLES AT 31 DECEMBER 2004

(in millions of euros)	Less than 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Direct reinsurance receivables (1)	418	1,958	2	–	2,378
Reinsurance receivables	83	228	6	–	317
Total	501	2,186	8	–	2,695

(1) Receivables from AGF Iart and AGF Vie insurance operations have been considered as short-term receivables (less than 1 year).

10 Due from banking customers

10.1 Breakdown of amounts due from banking customers

(in millions of euros)	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
Trade loans	5	1,858	2,099
Short-term credits	542	539	617
Mortgage loans	20	30	248
Equipment loans	–	1	51
Overdraft loans	2	2	13
Total gross loans	569	2,430	3,028
Doubtful loans	81	170	172
Provisions for doubtful loans	(41)	(112)	(142)
Total net doubtful loans	40	58	30
Related customer receivables	3	4	5
Leasing and similar transactions	–	–	–
Doubtful loans – leasing and similar transactions	–	–	–
Provisions and write-downs of leases and similar loans	–	–	–
Loans related to leases and similar transactions	–	–	–
Total leasing and similar transactions	–	–	–
Equity loans	–	–	–
Total due from banking customers	612	2,492	3,063

The change in banking customer receivables owed to the sale of Eurofactor.

10.2 Breakdown by maturity at 31 December 2004

(in millions of euros)	Less than 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Customer loans	115	368	94	35	612
Leasing and similar transactions	–	–	–	–	–
Total due from banking customers	115	368	94	35	612

10.3 Doubtful loans

(in millions of euros)	31.12.2004
Doubtful loans at opening	58
Increase	6
Decrease:	(5)
– Recovery	(6)
– Write-off	1
Change in scope	(19)
Change in provision	–
Doubtful loans at closing	**40**

11 Due from banking sector companies

11.1 Breakdown by AGF business segment

(in millions of euros)	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
Insurance companies			
Bank deposits	807	813	991
Provisions against bank deposits	(7)	(18)	(6)
Net	800	795	985
Other business			
Bank deposits	66	71	108
Provisions against bank deposits	–	–	–
Net	66	71	108
Banking			
Interbank transactions			
Cash in hand, central banks, post office banks	222	98	80
Provisions against cash in hand, central banks, post office banks	–	(2)	–
Sight transactions	15	383	232
Provisions against sight transactions	–	(52)	–
Term transactions	1,353	371	117
Provisions against term transactions	–	(4)	(1)
Net	1,590	794	428
Total due from banking sector customers	**2,456**	**1,660**	**1,521**

The change in banking sector customer receivables owed to the rise in futures transaction mostly in respect of Banque AGF.

11.2 Breakdown by maturity at 31 December 2004

(in millions of euros)

Less than 3 months	1,556
From 3 months to 1 year	714
From 1 to 5 years	186
More than 5 years	–
Total receivables	**2,456**

12 Other receivables

12.1 Gross value, reserves and net book value of other receivables

By type of borrower *(in millions of euros)*	Gross value at 31.12.2004	Provision at 31.12.2004	Net book value at 31.12.2004	Net book value at 31.12.2003 pro forma	Net book value at 31.12.2002 pro forma
Insurance	797	(40)	757	1,000	1,072
Banking	72	–	72	88	69
Other activities (including property companies)	157	(8)	149	175	227
Sub-total, excl. deferred tax assets	1,026	(48)	978	1,263	1,368
Deferred tax assets			64	165	52
Total	**1,026**	**(48)**	**1,042**	**1,428**	**1,420**

By type of receivable *(in millions of euros)*	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
Other borrowers	572	818	970
Service advances	139	148	119
Current accounts with unconsolidated subsidiaries	114	168	93
Receivables on other taxes	102	158	171
Corporate taxes	87	57	91
Financial intermediaries	6	4	8
Salary advances	6	6	6
Total other receivables (gross)	**1,026**	**1,359**	**1,458**

12.2 Breakdown of other net receivables by maturity (excluding deferred taxes) at 31 December 2004

(in millions of euros)	Less than 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Insurance	353	339	63	2	**757**
Banking	37	35	–	–	**72**
Other activities (incl. property companies)	68	69	12	–	**149**
Total	**458**	**443**	**75**	**2**	**978**

13 Other assets

13.1 Breakdown by segment

(in millions of euros)	Net book value at 31.12.2004	Net book value at 31.12.2003 pro forma	Net book value at 31.12.2002 pro forma
Life insurance	53	56	73
Non-life assurance	172	190	202
Sub-total insurance	225	246	275
Banking	5	13	15
Other activities (incl. property)	293	264	223
Total	**523**	**523**	**513**

13.2 Gross value, reserves and net book value of other assets

(in millions of euros)	Gross value	Provision and amortisation	Net book value at 31.12.2004	Net book value at 31.12.2003 pro forma	Net book value at 31.12.2002 pro forma
Leased assets	–	–	–	3	7
Other tangible assets	733	(513)	220	222	275
Inventories	282	–	282	287	214
Other	21	–	21	11	17
(Proportion of treasury shares in other)	–	–	–	*1*	*1*
Total	**1,036**	**(513)**	**523**	**523**	**513**

14 PRE-PAYMENTS AND ACCRUED INCOME

14.1 BREAKDOWN BY SEGMENT

(in millions of euros)	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
Insurance	3,448	3,321	3,069
Banking	25	47	78
Other	27	28	33
Pre-payments and accrued income	**3,500**	**3,396**	**3,180**

14.2 BREAKDOWN BY TYPE OF ACCOUNT

(in millions of euros)	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
Deferred life business acquisition costs (1)	1,405	1,317	1,315
Deferred non-life business acquisition costs	350	339	341
Total deferred acquisition costs	**1,755**	1,656	1,656
Reinsurance underwriting valuations	222	270	248
Accured interest and rental income	1,095	1,074	1,051
Expenses to amortise over several years	4	6	9
Option premiums	200	174	61
Accrued swap interests	20	33	41
Other	204	183	114
Total other pre-payments and accrued income	**1,745**	1,740	1,524
Total	**3,500**	**3,396**	**3,180**

(1) The amount of deferred life acquisition fees that exceeds the zillmerisation difference mainly concerned AGF for 1,071 million euros at 31 December 2004, vs. 988 million at 31 December 2003.

14.3 DEFERRED LIFE ACQUISITION COSTS BY COUNTRY

(in millions of euros)	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
France	1,185	1,108	1,102
Belgium	107	108	109
Netherlands	98	87	74
Spain	14	13	13
Rest of Europe	–	–	10
Total Europe	**1,404**	1,316	1,308
Other	1	1	7
Total	**1,405**	**1,317**	**1,315**

15 GROUP SHAREHOLDERS' EQUITY

15.1 CHANGE IN SHAREHOLDERS' EQUITY AT 31 DECEMBER 2004

(in millions of euros)	Share capital	Share premium account	Consolidated reserves	Net income for the period	Other			Total shareholders' equity
					Translation adjustment (3)	Treasury shares (1)	Total Other	
Shareholders' equity at 31 December 2002	**855**	**2,639**	**3,173**	**268**	**(125)**	**(840)**	**(965)**	**5,970**
Share capital increase	6	38	–	–	–	–	–	44
Recording of treasury shares in shareholders' equity (1)	–	–	(9)	–	–	90	90	81
Foreign currency exchange differences	–	–	–	–	(89)	–	(89)	(89)
Change in the method of accounting for goodwill and network value denominated in foreign currencies (3)	–	–	39	–	(76)	–	(76)	(37)
Dividends paid (2)	–	–	–	(186)	–	–	–	(186)
Allocation of 2002 net income to reserves	–	–	82	(82)	–	–	–	–
Provisions for impairment of asset values	–	–	6	–	–	–	–	6
Other changes (4)	–	–	(26)	–	–	–	–	(26)
Income to the consolidating company	–	–	–	763	–	–	–	763
Shareholders' equity at 31 December 2003	**861**	**2,677**	**3,265**	**763**	**(290)**	**(750)**	**(1,040)**	**6,526**
Share capital increase	6	43	1	–	–	–	–	50
Recording of treasury shares in shareholders' equity (1)	–	–	(3)	–	–	85	85	82
Write-back of goodwill on Athena booked to shareholders' equity	–	–	2	–	–	–	–	2
Foreign currency exchange differences	–	–	–	–	(10)	–	(10)	(10)
Revaluation	–	–	(4)	–	–	–	–	(4)
Dividends paid (2)	–	–	–	(421)	–	–	–	(421)
Allocation of 2003 net income to reserves	–	–	342	(342)	–	–	–	–
Provisions for impairment of asset values	–	–	11	–	–	–	–	11
Other changes (4)	–	–	(3)	–	–	–	–	(3)
Income to the consolidating company	–	–	–	1,104	–	–	–	1,104
Shareholders' equity at 31 December 2004	**867**	**2,720**	**3,611**	**1,104**	**(300)**	**(665)**	**(965)**	**7,337**

Breakdown of capital increase

(in thousands of euros)	Number of shares	Issue price	Share capital	Share premiums	Reserves	Total
Position at 1 January 2004	188,172,639					
Options exercised (granted in 1996)	141,731	23.39	648	2,602	65	3,315
Options exercised (granted in 1997)	17,596	31.92	80	473	8	561
Options exercised (granted in 1998)	357,611	42.59	1,635	13,432	164	15,231
Options exercised (granted in 2002)	8,910	33.66	41	255	4	300
Capital increase reserved for employees	787,675	39.75	3,603	26,896	360	30,859
Total of capital increases	1,313,523		6,007	43,658	601	50,266
Position at 31 December 2004	189,486,162					

(1) Recording of treasury shares to shareholders' equity

Pursuant to the provisions of the law of 2 July 1998, shareholders approved the buyback of shares up to a maximum of 10% of share capital at the 4 June 1999 AGM.

Pursuant to opinion 98 – D of the Emergency Meeting of the Comité National de Comptabilité ("CNC", or national accounting committee), these shares were deducted from shareholders' equity.

At 31 December 2002, 15,351,050 shares, or 8.2% of share capital with a book value of 840 million euros were reduced from share capital.

In fiscal year 2003, AGF acquired 29,389 shares for 1 million euros and sold 1,777,052 shares with a book value of 91 million euros.

At 31 December 2003, 13,603,387 shares, or 7.2% of share capital with a book value of 750 million euros were reduced from share capital.

In fiscal year 2004, AGF acquired 906,870 shares for 44 million euros and sold 2,564,646 shares with a book value of 129 million euros.

At 31 December 2004, 11,945,611 shares, or 6.3% of share capital with a book value of 665 million euros were reduced from share capital.



In fiscal year 2003, the sale of 1,777,052 shares gave rise to a capital loss of 13.2 million euros. The corresponding tax amounted to 4.7 million euros. The after-tax capital loss of 8.5 million euros was reclassified in consolidated reserves.

In fiscal year 2004, the sale of 2,564,646 shares gave rise to a capital loss of 5.1 million euros. *The corresponding tax amounted to 1.8 million euros. The after-tax capital* loss of 3.3 million euros was reclassified in consolidated reserves.

In November 2003, AGF signed a liquidity contract in compliance with the code of ethics of the Association Française des Entreprises d'Investissement (French Association of Investment Firms). This contract was approved by the AMF, in accordance with the COB instruction of 10 April 2001. Under the contract, AGF has allotted resources of 1,870,000 shares held in treasury and 20 million euros.

At 31 December 2003, after taking into account transactions under the liquidity contract, AGF held 13,624,919 shares in treasury, including 1,539,728 bearer shares under the liquidity contract, out of a total of 188,172,639 outstanding shares.

At 31 December 2004, the number of treasury shares stood at 11,945,611, out of a total of 189,486,162 outstanding shares. All treasury shares were held in registered form, as the liquidity contract had expired.

(in millions of euros)	Quantity	Book value
Position at 1 January 2003	15,351,050	840
Fiscal year acquisitions	29,389	1
Fiscal year divestments	(1,777,052)	(91)
Changes during fiscal year	(1,747,663)	(90)
Position at 31 December 2003	13,603,387	750
Fiscal year acquisitions	906,870	44
Fiscal year divestments	(2,564,646)	(129)
Changes during fiscal year	(1,657,776)	(85)
Position at 31 December 2004	11,945,611	665

(2) Dividends

At the 26 May 2003 AGM, the shareholders approved a dividend of 186 million euros. After subtracting withholding tax of 14 million euros and taking into account the 15,416,524 shares AGF held in treasury on 26 May 2003, the dividend payable on the remaining 171,489,636 shares was 171 million euros, or a net dividend of 1 euro per share, plus the applicable tax credit.

At the 25 May 2004 AGM, the shareholders approved a dividend of 421 million euros. After subtracting withholding tax of 104 million euros and taking into account the 12,300,271 shares AGF held in treasury on 25 May 2004, the dividend payable on the remaining 176,123,750 shares was 317 million euros, or a net dividend of 1.80 euro per share, plus the applicable tax credit.

(3) Foreign currency exchange difference

At 31 December 2004, shareholders' equity included an unrealised loss due to foreign currency conversion differences of 300 million euros vs. an unrealised loss of 290 million euros at 31 December 2003.

At 31 December 2004, the foreign currency exchange difference from euro-zone currencies stood at -68 million euros vs. -69 million euros at 31 December 2003 (-26 million euros at 31 December 2002).

The foreign currency exchange difference from South American countries stood at -181 million euros vs. -180 million euros at 31 December 2003 (-114 million euros at 31 December 2002).

Impact on fiscal year 2003 of the change in accounting method implemented on 1 January 2003, wherein goodwill and network value are now denominated in the functional currency of the acquired subsidiary:

(in millions of euros)	Conversion difference	Consolidated reserves	Shareholders' equity
Network value denominated in foreign currencies	10	–	10
Goodwill denominated in foreign currencies	(86)	39	(47)
TOTAL	(76)	39	(37)

(4) Other changes included:

As of 31 December 2003:

- new provisions for major repairs under the CRC's rule n° 02-10 (-22 million euros net of tax)
- the impact of new rules regarding French inflation-indexed government bonds (OATi) under the CNC's opinion n° 97-06 (1 million euros net of tax)
- deferred tax on impairment provisions booked to shareholders' equity (5 million euros).

As of 31 December 2004:

- deferred tax on impairment provisions booked to shareholders' equity (-4 million euros).

15.2 Capitalisation reserve

The capitalisation reserve appears as a separate line item within shareholders' equity.
Pursuant to CRC rule 2000.05, the capitalisation reserve has been eliminated from the consolidated accounts. The changes booked to the capitalisation reserve during the fiscal year were reversed and booked to net income and the corresponding deferred profit-sharing accounts.

At 31 December 2004, the capitalisation reserve (Group share) totalled 1,285 million euros, *vs.* 1,214 million euros at 31 December 2003. Adjusted for deferred profit-sharing, the net impact of the capitalisation reserve on the consolidated reserve totalled 1,098 million euros at 31 December 2004, *vs.* 1,050 million euros at 31 December 2003.

15.3 Booking of goodwill to shareholders' equity

Goodwill gave rise to direct charges to share capital in proportion to acquisitions financed through share conversions, as follows:

– Athéna for 386 million euros in 1997, increased by 40 million euros in 1998 to a total of 426 million euros.
Subsequent to the sale of 50% of Athéna Seguros in the first half of 1999, half of goodwill booked to shareholders' equity in 1997, or 25 million euros, was reduced from consolidated capital gains.
Subsequent to the sale of SPS, goodwill booked to shareholders' equity in 1997, or 16 million euros, was reduced from consolidated capital gains.
The sale of AGF MAT on 31 December 2001 gave rise to a write-back of 6 million euros in goodwill related to Athéna, allocated to the Transport business and booked to shareholders' equity. This amount was written down in 2001.
Two million euros in goodwill related to the banking business and booked to shareholders' equity in 1997 were written back in 2004.
The theoretical yearly amortisation over 20 years is 19 million euros.
– Allianz France for 121 million euros in 1998, restated by 7 million euros at 31 December 1999 (theoretical yearly amortisation over 20 years of 6 million euros).
– Trade Indemnity for 47 million euros in 1996 (theoretical yearly amortisation over 20 years of 2 million euros).

15.4 Changes in provisions for impairment of asset value charged to shareholders' equity

(in millions of euros)	31.12.2004	31.12.2003	31.12.2002
Balance of provisions at 1 January (1)	187	193	220
Change in percentage interest	–	–	–
Use of provisions in profit and loss	(2)	–	(5)
Write-back of provisions to reserves	(11)	(6)	(22)
Balance of provisions charged to shareholders' equity	**174**	**187**	**193**

(1) After adjustment to provisions used in previous years.

Pursuant to an opinion rendered by the CNC, provisions for impairment of asset value charged to shareholder accounts at 1 January 1995 were only written back to earnings to the extent that they could offset capital losses equal to or greater than the write-back amount. In fiscal year 2004, divestment of assets that had been subject to impairment provisions booked to shareholder accounts at 1 January 1995 gave rise to capital losses of 2 million euros (5 million euros in fiscal year 2002).

Dilutive instruments

Outstanding dilutive instruments at 31 December 2004 included 3,625,662 shares reserved for employee stock options.

	Number of shares	Issue price (in euros)	Shareholders' equity (in millions of euros)
Stock options granted in 1997	26,061	31.92	1
Stock options granted in 1998	524,881	42.59	22
Stock options granted in 2002	839,870	33.66	28
Stock options granted in 2003	1,118,250	42.64	48
Stock options granted in 2004	1,116,600	51.49	57
Total	**3,625,662**		**156**

In addition, 2,813,047 shares worth 141 million euros and available for issue to employees under stock option plans for the 1999, 2000 and 2001 fiscal years were deducted from shareholders' equity.

15.5 Number of outstanding shares

	31.12.2004	31.12.2003	31.12.2002
Total number of shares	189,486,162	188,172,639	186,906,160
Number of outstanding shares	**177,540,551**	**174,569,252**	**171,555,110**
Weighted number of outstanding shares	**176,838,088**	**172,934,005**	**170,170,920**

15.6 Earnings per share

	31.12.2004	31.12.2003	31.12.2002
Consolidated net income, Group share *(in millions of euros)*	1,104	763	268
Weighted number of outstanding shares	176,838,088	172,934,005	170,170,920
Undiluted earnings per share *(in euros)*	**6.24**	**4.41**	**1.57**
Number of shares, including dilutive instruments (1)	183,979,260	180,465,909	176,394,379
Fully-diluted earnings per share *(in euros)*	**6.00**	**4.23**	**1.52**

(1) The number of shares at 31 December 2004 included 2,813,047 shares held in treasury and available for issue to employees who exercise purchase options (vs. 2,856,949 shares at 31 December 2003 and 2002).

16 Minority interests

Changes during reporting period (in millions of euros)	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
Minority interests at 1 January	584	547	536
Foreign currency exchange differences	(3)	(9)	(29)
Share of net income accruing to minority interests	77	64	54
Dividends received/paid by minority interests	(32)	(20)	(25)
Changes in capitalisation reserve	–	–	–
Changes in scope of consolidation and share capital increases	(153)	2	11
Total	**473**	**584**	**547**

The changes in scope of consolidation were mainly attributable to:

(in millions of euros)	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
Euler Hermes	11	4	18
AGF Benelux Group	(9)	–	(9)
Mondial Assistance Group (Switzerland)	–	(6)	–
Entenial (1)	(155)	–	–
Génération Vie (2)	–	–	4
Arab International Group	–	1	(2)
AGF RAS Group (Spain)	–	3	–
Total	**(153)**	**2**	**11**

(1) Entenial exited the scope of consolidation as of 1 January 2004.
(2) Génération Vie entered the AGF scope of consolidation as of 31 December 2002.

Minority interests mainly comprised the following companies:

(in millions of euros)	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
Euler Hermes	379	336	325
Entenial	–	155	127
AGF Belgium	14	20	25
AGF Brazil	17	16	15
SNA Group (Lebanon)	14	15	18
AGF RAS Group (Spain)	20	14	9
Mondial Assistance Group (Switzerland)	2	2	6
Other	27	26	22
Total	**473**	**584**	**547**

17 Provision for contingencies and losses

(in millions of euros)	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
Provision for retirement and related commitments (1)	**477**	404	353
Deferred tax liabilities (2)	**148**	107	169
Provisions for early retirement plan in France (3)	**–**	–	6
Provisions for defeasance of Comptoir des Entrepreneurs (4)	**7**	20	13
Provisions for banking operations	**15**	22	34
Provisions for restructuring the AGF Group (5)	**30**	4	31
Negative goodwill (6)	**12**	31	30
Other provisions for contingencies and losses (7)	**667**	728	563
Total	**1,356**	**1,316**	**1,199**

(1) Provisions for retirement and related commitments included:

– a provision booked under the Régime de retraite et prévoyance (retirement and employee benefit plan) of insurance companies in France amounting to 30 million euros at 31 December 2004, vs. 55 million euros at 31 December 2003, reflecting payments made during fiscal year 2004.

– provisions for benefits to employees based on their years of service and the supplementary retirement plan for members of the Executive Committee totalling 28 million euros at 31 December 2004, vs. 23 million euros at 31 December 2003.

– retirement provisions for AGF Group companies in France, amounting to 17 million euros at 31 December 2004, vs. 20 million euros at 31 December 2003.

– provisions for all companies outside France amounting to 279 million euros, vs. 189 million euros at 31 December 2003. Pension commitments related to an internal group contract, previously classified under mathematical reserves, were reclassified as of 31 December 2004 under provisions for retirement. The amounts were 56.2 million euros in Belgium and 27.1 million euros in Spain.

(2) In accordance with the new accounting methods, deferred tax assets and liabilities are offset against each other within each tax entity (see explanation in note 18).

(3) Early retirement plan for France:

The early retirement plan was implemented by the company agreement of 6 October 1999. Its objective was to allow employees to leave active service completely and voluntarily under pre-established financial terms and conditions.

It expired on 31 December 2002.

(4) Provisions for defeasance of Comptoir des Entrepreneurs

There have been two defeasance operations in respect of Entenial (named Comptoir des Entrepreneurs until the merger-absorption of Banque La Hénin) under the law of 28 November 1995 authorising the removal of impaired assets from its balance sheet. The European commission gave its approval on 24 January 1996.

The first defeasance, concluded on 29 April 1994, affected 1.4 billion euros of receivables at par sold to the defeasance structure through upgraded financing on international markets. The procedures for concluding this first operation, provided for in provisions at 100%, have been implemented and are proceeding in compliance with the agreement of 30 December 1993.

On 1 December 1998, the partners reimbursed 1,166 million euros, the balance of bonds issued to finance the purchase of Entenial (ex-Comptoir des Entrepreneurs) receivables. On that same date, EPRD made a partial payment (549 million euros) to partners (76% of the amount it is obligated to pay under the guarantee given by the State). At fiscal year 1998 closing, the provision for write-downs to cover issues under the defeasance had been used to offset losses recognised in respect of receivables.

On 11 February 1999, EPRD made a second payment to the partners, bringing the total reimbursement as of that date to 97% of the amount due based on defeasance losses of 1,415 million euros. On 14 May 2004, the Paris Court of Appeal rendered a decision favourable to AGF, regarding AGF's request for payment of the balance of the guarantee granted by Crédit Foncier de France, on behalf of the State, for the first defeasance. As a result, the vehicle carrying the transaction posted a loss of 12.7 million euros. In the group's financial statements, the provision was written back, offsetting the loss.

The residual assets of the defeasance (65 million euros) were written back on 2 February 1999 by NSRD, of which the state is the majority owner (92%) through EPRD, with AGF holding only 5.9%. This company is responsible for managing assets and residual receivables so they can be sold under optimal market conditions.

The second defeasance in respect of 1.1 billion euros became effective with the decrees of 20 February 1996 establishing the Etablissement Public de Réalisation de Défaisance ("EPRD", the entity responsible for managing the state's financial support to the defeasance structures). The actual transfer of assets under the second defeasance took place on 1 April 1996 with a value date at 31 December 1994. The corresponding payments by the state were made in April 1996.

The losses under the second defeasance were offset by successive cancellations of borrower receivables, with EPRD being responsible up to 0.686 billion euros and AGF and CDC absorbing all debts above the initial amount borne by EPRD.

AGF's share of the losses have been covered by provisions from the outset. In 2000, EPRD cancelled all of its loan (686 million euros), thereby withdrawing from the structure.

After cancelling loans totalling 147.5 million euros between 2000 and 2003, AGF cancelled a further 33.7 million euros in 2004, with no impact on earnings.

(5) Restructuring provisions

At 31 December 2004, this item comprised essentially restructuring costs related to the Euler Hermes group, AGF Belgium, AGF Iart, W Finance and Dresdner Gestion Privée.

(6) Negative goodwill (see note 6).

(7) Other provisions for contingencies and losses included primarily:

– 71 million euros for tax audits on Mondial Assistance, AGF International, the Euler Hermes group, AGF Iart and AGF Vie,

Following an audit of a group complementary pension plan, the CCAMIP, the French regulatory body for all insurance companies, initiated a procedure against AGF Vie.

– This procedure was motivated primarily by the manner in which the changes to the contract between the insurer and the employer were communicated to the members of the group. AGF has applied the terms of the contract but has nonetheless booked a provision for contingencies and losses of 40 million euros to cover possible disputes,

– 136 million euros in provisions for legal disputes, including 25 million euros related in particular to the Assubel dispute,

– 4 million euros in provisions for property activity,

– 32 million euros in provisions for property transactions, including 7 million euros for La Fourmi Immobilière,

– 3 million euros in provisions for insurance operating risks,

– 39 million euros in provisions related to the portfolio held by agencies on AGF Iart, related in particular to a contractual agreement with PFA Agora,

– 29 million euros in provisions for personnel costs, including 20 million euros for bonuses and profit-sharing,

– 85 million euros in provisions for revision in the sale price of AGF Mat (see note 39),

– 58 million euros in provisions for risks related to forward financial instruments,

– 32 million euros in provisions for major repairs,

– 50 million euros in various provisions in respect of Euler Hermes,

– 15 million euros in various provisions outside France.

18 DEFERRED TAX ASSETS AND LIABILITIES

(in millions of euros)	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
Deferred tax ASSETS	**1,044**	1,249	1,142
Deferred tax LIABILITIES	**(1,129)**	(1,192)	(1,258)
Net deferred taxes (liabilities)	**(85)**	57	(116)
Deferred tax assets of the tax consolidation group			
Effect of tax loss for the year	**125**	327	409
Taxes on internal divestments	**199**	228	246
Taxes on timing differences	**325**	329	158
Taxes on provisions for impairment in value (2)	**10**	14	9
Taxes on allocation of first consolidation differences for Allianz and Athéna	**60**	62	74
Taxes on deferred profit-sharing	**22**	13	26
Other	**6**	13	14
Total deferred tax assets of the tax consolidation group	**747**	**986**	**936**
Deferred tax liabilities of the tax consolidation group			
Taxes on internal divestments	**(263)**	(255)	(284)
Taxes on timing differences (3)	**(114)**	(98)	(73)
Taxes on allocation of first consolidation differences for Allianz and Athéna	**(50)**	(56)	(71)
Taxes on new life business acquisition costs of AGF Vie	**(374)**	(350)	(341)
Other	**(26)**	(65)	(122)
Total deferred tax liabilities of the tax consolidation group	**(827)**	**(824)**	**(891)**
Deferred tax balance of the tax consolidation group (1)	**(80)**	162	45
Deferred tax assets of other companies			
Mondial Assistance	**21**	21	20
AGF International subsidiaries	**235**	166	119
Euler Hermes	**28**	75	66
Other	**13**	–	–
Total deferred tax assets of other companies	**297**	**262**	**205**
Deferred tax liabilities of other companies			
Mondial Assistance	**(10)**	(10)	(10)
AGF International subsidiaries	**(183)**	(197)	(256)
Euler Hermes	**(92)**	(158)	(98)
AGF Re lux	–	–	(3)
Other	**(17)**	(2)	–
Total deferred tax liabilities of other companies	**(302)**	**(367)**	**(367)**
Deferred tax balance of other companies	**(5)**	(105)	(162)
Net deferred tax balance	**(85)**	57	(116)
After offset of deferred tax assets and liabilities by tax entity			
Deferred tax assets	**63**	164	53
Deferred tax liabilities	**(148)**	(107)	(169)

(1) The 3.3% social contribution and the 1.5% social contribution applicable from 2005 (34.93% short-term tax rate and 15.72% long-term tax rate) were taken into account.

(2) On 1 January 1995, taxes on provisions for impairment were booked as increases to shareholders' equity. Deferred taxes in respect of provisions for impairment are taken to the profit and loss statement when the capital losses are realised on the written-down assets, these losses thereby becoming tax-deductible.

(3) The amounts mainly include tax credits on realised gains or share exchange offers.

Tax audit

Several companies in the AGF tax consolidation group have been audited in respect of tax years 1994 to 1996, inclusive.

During 1997 and 1998, these companies received notices of back taxes that included a portion which was in reference to the entire company. Based on the probability of a tax expense and subsequent to notices received and agreements with tax authority in 1999 and 2000, there are still back taxes, but only those that are likely or certain to lead to a tax expense have been provided for in provisions or booked against tax losses.

Back taxes on these companies did not give rise to a tax provision in the tax consolidation group when they were covered by losses carried forward at the level of the companies. Otherwise, provisions were recognised at the company level. Given overall losses in the tax consolidation group, a tax income receivable was recognised in AGF financial statements in an amount equal to back taxes provisioned by subsidiary companies and covered by losses in the tax consolidation group.

A provision of 3.8 million euros concerning AGF SA, covering a contested assessment for tax other than corporate income tax, was fully written back in 2004 after the tax authority granted full tax relief in April 2004.

Provisions of 6.5 million euros concerning AGF Vie and 0.3 million euros concerning AGF Iart, covering the contested "AGF Ré Lux" assessments for corporate income tax deriving from the previous 94-95-96 audits (article 57 of the Tax Code) were fully written back in 2004.

Consequently, there are no longer any provisions for tax assessments on the tax consolidation group related to these previous audits.

Other Group companies have also undergone tax audits, in particular Banque AGF (1995-1998 fiscal years), the former Allianz France group (1997 and 1998 fiscal years), certain property companies, Arcalis (1998, 1999 and 2000 fiscal years) and Château Larose Trintaudon (1999 and 2000 fiscal years).

Several companies belonging or having belonged to the AGF tax consolidation group are undergoing tax audits related to the 2000 and 2001 fiscal years (AGF SA, AGF Holding, AGF International, AGF Iart, AGF Vie, AGF 2X, AGF La Lilloise, AMA France, Kléber Lamartine), to the 2000, 2001 and 2002 fiscal years (Vernon), to the 2001 and 2002 fiscal years (Banque AGF, Arcalis and Kléber Poincaré), to the 2001, 2002 and 2003 fiscal years (Société Foncière Européenne), or to the 2002 and 2003 fiscal years (AGF Asset Management: audit underway).

In 2003, accepted back taxes deriving from the audits indicated in the above paragraph and related to corporate income tax were valued at 133.1 million euros (base). Tax-loss carryforwards of individual companies and of the tax consolidation group reflect these accepted back taxes.

In 2004, accepted back taxes deriving from the AGF Vie audit (2000 and 2001 fiscal years), related to corporate income tax increased by 4.5 million euros (base). Provisions of 3.4 million euros (base) for assessments constituting timing differences were written back to the 2002 and 2003 fiscal years as a result of these audits. The overall impact of the AGF Vie audit in 2004 was thus 1.1 million euros (base).

The amount of accepted back taxes for 2004, related to corporate income tax deriving from the Banque AGF tax audit (2001 and 2002 fiscal years) is now known: 2.2 million euros (base).

In 2004, accepted back taxes deriving from the AGF Iart tax audit (2000 and 2001 fiscal years), related to corporate income tax, increased by 24.2 million euros (base). Provisions of 56.6 million euros (base) for assessments constituting timing differences were written back to the 2002 and 2003 fiscal years as a result of these audits. The overall impact of the AGF Iart audit in 2004, compared with 31 December 2003, was thus a reduction of 32.4 million euros (base) in accepted back taxes.

In 2004, accepted back taxes deriving from the Kléber Lamartine audit (2000 and 2001 fiscal years), related to corporate income taxes, totalled 1.5 million euros (base) and those deriving from the Société Foncière Européenne audit (2001 fiscal year) totalled 0.3 million euros (base).

In sum, in 2004, the overal impact of the audits detailed above, taking into account newly accepted back taxes and follow-up on the AGF Iart and AGF Vie back taxes constituting timing differences on the 2002 and 2003, after the audits, is a reduction in the amount of accepted back taxes, compared with 31 December 2003, of 27.3 million euros (base). Tax-loss carryforwards of individual companies and of the tax consolidation group reflect this change.

As of 31 December 2003, provisions for tax assessments (2000, 2001 and 2002 fiscal years) on the tax consolidation group totalled 56.2 million euros, including 14.1 million euros related to corporate income tax and 42.1 million euros related to other taxes.

In 2004, a provision of 2.6 million euros (2.5 million euros related to AGF Iart and 0.1 million euros related to AGF SA), covering contested 2002 and 2001 corporate income tax assessments was written back in the consolidated accounts of AGF SA, essentially because the tax authority abandoned its claim.

In 2004, a provision of 5.3 million euros on 2000, 2001 and 2002 assessments in progress or contested, related to other taxes, was written back in the consolidated accounts of AGF Vie, because the tax authority abandoned its claim.

In 2004, a provision of 20.8 million euros on 2000 and 2001 assessments in progress or contested, related to other taxes, was written back in the consolidated accounts of AGF Iart, because the tax authority abandoned its claim.

In 2004, provisions for tax assessments on the tax consolidation group totalled 27.5 million euros, including 11.5 million euros related to corporate income tax and 16.0 million euros related to other taxes.

Tax consolidation in France

In France, the AGF Group has opted for tax consolidation.

The tax consolidation group comprised the following 37 companies:

- AGF
- AGF Asset Management
- AGF Assurances Financières
- AGF Assurfinance
- AGF Boïeldieu
- AGF Clearing
- AGF Épargne Salariale
- AGF Holding
- AGF Iart
- AGF International
- AGF La Lilloise
- AGF Richelieu
- 12 Madeleine
- AGF Vie
- AGF 2X
- Arcalis
- Athéna
- Banque AGF
- Calypso
- Camat
- Établissements Paindavoine
- Étoile Foncière Immobilière
- Eustache
- Financière Cogedim Laennec
- Kléber Lamartine
- Kléber Passy
- Larose Trintaudon
- Mathis
- Métropole SA
- Qualis
- Spaceco
- SA Commerciale Vernet
- SFE
- Sibi
- SAS INVCO
- SONIMM
- Vernon SA

Tax loss carryforwards (including deferred amortisation) of tax consolidation group

The total amount of tax loss carryforwards at 31 December 2004 was 358 million euros.

Tax year *(in millions of euros)*	Base	Tax (at 34.93%)
2002	358	125
2003	–	–
Deferred amortisation	–	–
Total	358	125

Tax-loss carryforwards are capitalised to the extent there are deferred tax liabilities of the same maturity over the period during which the carry-forwards are recoverable or if it is likely the Group will be able to use them against future taxable income to which carryforwards can be applied or based on tax options allowing the company to use carryforwards. Future taxable income is determined on the basis of the Group's strategic business plans.

Tax-loss carryforwards of the tax consolidation group not recognised in financial statements

Tax-loss carryforwards on the balance sheet at 31 December 2004 stood at 125 million euros. At 31 December 2004, there were no longer any unrecorded tax-loss carryforwards. Unrecorded tax-loss carryforwards at 31 December 2003 totalled 7 million euros.

Tax-loss carryforwards of companies outside the tax consolidation group not recognised in financial statements

Tax-loss carryforwards and timing differences at AGF Belgium (54 million euros), in Colombia (25 million euros), in the UK (18 million euros), at Allianz Nederland (3 million euros) and in Argentina (4 million euros).

19 UNDERWRITING RESERVES

(in millions of euros)	31.12.2004 France	31.12.2004 Outside France	31.12.2004 Total	31.12.2003 pro forma Total	31.12.2002 pro forma Total
1. Underwriting reserves, before reinsurance					
Life insurance reserves	40,010	8,084	48,094	46,088	44,087
Claims reserves	606	129	735	752	711
Provisions for unrealised capital loss exposures	–	–	–	–	86
Provisions for policyholders profit-sharing due (1)	799	13	812	782	877
Equalisation provisions	171	9	180	186	195
Provision for conditional deferred policyholders profit-sharing	245	27	272	231	236
Provision for unconditional deferred policyholders profit-sharing	(209)	–	(209)	(240)	(226)
Other underwriting reserves	9	1	10	1	2
Life insurance (2)	41,631	8,263	49,894	47,800	45,968
Reserve for unearned premiums	1,313	950	2,263	2,236	2,211
Claims reserve	9,163	3,144	12,307	12,598	12,692
Policyholders profit-sharing and rebates	140	2	142	110	107
Provisions for unrealised capital loss exposures	–	–	–	–	10
Equalisation provisions (3)	615	–	615	583	691
Provision for unconditional deferred policyholders' profit-sharing	2	–	2	2	–
Other underwriting reserves (4)	1,487	103	1,590	1,450	1,519
Non-life insurance	12,720	4,199	16,919	16,979	17,230
Total underwriting reserves, before reinsurance	54,351	12,462	66,813	64,779	63,198
Underwriting reserves on unit-linked policies	7,619	3,093	10,712	8,274	8,233
Total (including reserves on unit-linked policies)	61,970	15,555	77,525	73,053	71,431

(in millions of euros)	31.12.2004			31.12.2003 pro forma	31.12.2002 pro forma
	France	Outside France	Total	Total	Total
2. Reinsurers' share in underwriting reserves					
Life insurance reserves	247	11	258	276	267
Claims reserves	20	5	25	18	17
Policyholders profit-sharing and rebates	7	–	7	7	10
Other underwriting reserves	7	–	7	7	10
Life insurance	281	16	297	308	304
Reserve for unearned premiums	147	135	282	286	352
Claims reserve	2,021	450	2,471	2,702	2,990
Policyholders profit-sharing and rebates	27	–	27	23	28
Other underwriting reserves	86	–	86	85	95
Non-life insurance	2,281	585	2,866	3,096	3,465
Total reinsurers' share in underwriting reserves	2,562	601	3,163	3,404	3,769
Underwriting reserves on unit-linked policies	1	–	1	–	50
Total (including reserves on unit-linked policies)	2,563	601	3,164	3,404	3,819

Asbestos and pollution risks are known and recognised as covered by insurance policies. The Group is monitoring very closely the consequences of recent jurisprudence (28 February 2002) concerning gross negligence on the part of the employer in the case of asbestos and the employer's obligation to achieve certain results in terms of safety. Current analysis indicates that AGF's commitments on recently-received claims remain very limited.

(1) In 2004 no provision was added to the the general fund for policyholders profit-sharing nor was any amount written back from it, as in 2003.

At 31 December 2004, the general fund for policyholders profit-sharing in the accounts of AGF Vie stood at 432 million euros, vs. 432 million euros at 31 December 2003.

(2) Underwriting reserves for life insurance in France other than the claims reserve and other underwriting reserve provisions for claims totalled 41,016 million euros.

(3) Equalisation provisions related to credit insurance totalled 534 million euros at 31 December 2004 vs. 480 million euros at 31 December 2003.

(4) Other underwriting provisions are comprised mainly of mathematical reserves for annuities.

LIFE UNDERWRITING RESERVES BY COUNTRY (INCLUDING UNIT-LINKED POLICIES) *(in millions of euros)*	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
France (1)	49,484	45,362	43,915
Belgium	5,319	5,105	4,940
Netherlands	3,352	3,156	2,796
Spain	2,181	2,051	1,890
Other countries – Europe	–	–	154
Total Europe	**60,336**	**55,674**	**53,695**
Brazil (2)	16	171	125
Other countries – South America	111	104	269
Other countries	143	125	112
Total	**60,606**	**56,074**	**54,201**

NON-LIFE UNDERWRITING RESERVES BY COUNTRY *(in millions of euros)*	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
France	12,710	12,692	12,718
Belgium	926	950	969
Netherlands	1,365	1,477	1,403
Spain	1,107	992	879
Other countries – Europe	222	239	524
Total Europe	**16,330**	**16,350**	**16,493**
Brazil	194	177	178
Other countries – South America	282	343	476
Other countries	113	109	83
Total	**16,919**	**16,979**	**17,230**

(1) AVIP (+1,999 million euros) and Martin Morel Vie (+340 million euros) entered scope of consolidation in December 2004.

(2) Sale of AGF Brasil vida as of 1 April 2003.

GROSS UNDERWRITING RESERVES BY CATEGORY (INCLUDING UNIT-LINKED POLICIES, EXCLUDING DEFERRED POLICYHOLDERS PROFIT-SHARING)
(in millions of euros)

	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
Individual, unit-linked life policies (incl. capitalisation) (1)	**10,145**	7,822	8,212
Individual, non-unit-linked life policies (incl. capitalisation) (2)	**38,187**	36,224	33,720
Individual term insurance policies	**140**	191	226
Group, unit-linked life policies (incl. capitalisation)	**574**	537	527
Group, non-unit-linked life policies (incl. capitalisation)	**10,353**	10,183	9,941
Group term insurance policies	**424**	426	468
Acceptances in life reinsurance	**720**	702	1,097
Life insurance	**60,543**	**56,085**	**54,191**
Bodily injury	**2,351**	2,389	2,408
Automobile	**4,334**	4,172	4,484
Civil liability	**2,538**	2,360	2,284
Property damage	**2,289**	2,464	2,582
Marine, aviation and transport insurance	**220**	225	230
Other direct insurance	**2,160**	2,159	1,568
Acceptances in non-life reinsurance	**3,025**	3,208	3,674
Non-life insurance	**16,917**	**16,977**	**17,230**
Total	**77,460**	**73,062**	**71,421**

(1) AVIP (+1,326 million euros) and Martin Morel Vie (+206 million euros) entered scope of consolidation in December 2004.
(2) AVIP (+673 million euros) and Martin Morel Vie (+134 million euros) entered scope of consolidation in December 2004.

20 BREAKDOWN OF FINANCIAL DEBT ("FINANCIAL PAYABLES")

(in millions of euros)	Insurance			Banking			Other businesses			Total		
	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
Subordinated debt	–	–	–	**100**	106	107	**1,167**	1,167	1,155	**1,267**	1,273	1,262
Debt evidenced by certificates	**1**	6	9	**1,344**	1,557	2,307	**550**	565	446	**1,895**	2,128	2,762
Due to banking sector companies	**618**	819	739	**50**	608	947	**222**	224	224	**890**	1,651	1,910
Other financial debt	**86**	99	95	–	–	–	**220**	172	161	**306**	271	256
Total financial debt	**705**	**924**	**843**	**1,494**	**2,271**	**3,361**	**2,159**	**2,128**	**1,986**	**4,358**	**5,323**	**6,190**

Breakdown by maturity (in millions of euros)	Less than 1 year	Between 1 and 5 years	More than 5 years	Total
Insurance	401	297	7	**705**
Banking	1,394	–	100	**1,494**
Other businesses	791	218	1,150	**2,159**
Total	**2,586**	**515**	**1,257**	**4,358**

All non-banking "financial debt" is considered as obligations arising from financing decisions.

BREAKDOWN OF NON-BANKING FINANCIAL DEBT (in millions of euros)	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
Subordinated debt (note 21)	**1,167**	1,167	1,155
Debt evidenced by certificates (note 24)	**551**	571	455
– Negotiable debt	**550**	565	446
– Bonds	**1**	6	9
Due to banking sector companies (note 25)	**840**	1,043	963
– Term deposits	**468**	473	403
– Ordinary demand deposits	**372**	570	549
– Repurchase agreements (incl. reclassification of AGF Clearing) (1)	–	–	11
Other debt (note 26)	**306**	271	256
– Term deposits	**11**	42	19
– Debt with maturity of more than one year	**29**	34	42
– Other financial debt (2)	**266**	195	195
Total financial debt	**2,864**	**3,052**	**2,829**

(1) AGF Clearing which centralises the repurchase operations of the principal French companies was reclassified from the "other businesses" segment to the banking sement in 2002. Nevertheless, AGF Clearning's debt is included with non-banking financial debt.

Apart from subordinated debt, most of the financing needs of the non-banking entities of the AGF Group are handled by a centralised cash management operation, which matches excess cash with cash requirements.

Negotiable debt securities (TCNs) are issued to meet the net financing requirement. Part of the interest rate position is covered by interest rate swaps of various medium-term maturities, with an average rate of approximately 5.1%.

Following an agreement with the CCA in 1997, amended in 2003, AGF Vie and AGF Iart use receivables from Group companies in partial fulfilment of their regulatory requirements.

(2) This amount includes debt to related, unconsolidated entities owing to exceptions under CRC rule no. 2000-05. Consolidating them would cause debt to decline by 124 million euros at 31 December 2004.

21 SUBORDINATED DEBT

21.1 BREAKDOWN BY ISSUER

(in millions of euros)	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
Banque AGF	100	100	100
Euler Hermes (Eurofactor)	–	6	7
Subtotal banking	100	106	107
AGF	1,167	1,167	1,155
Subtotal other businesses	1,167	1,167	1,155
Total subordinated debt	1,267	1,273	1,262

21.2 BREAKDOWN BY MATURITY

(in millions of euros)	Less than 1 year	Between 1 and 5 years	More than 5 years	Total
Subordinated debt	17	–	1,250	1,267

21.3 BREAKDOWN BY TYPE

21.3.1 AGF

AGF SA issued 450 million euros in subordinated debt maturing in 20 years. The placement closed on 23 February 2000. As issuer, AGF has the option of early redemption as of the 11th year, at which point the coupon will be increased. Standard & Poor's has confirmed the classification of this debt as near equity.

The issue is composed of two tranches:

FIXED-RATE TRANCHE

Amount: 225 million euros

Maturity: 20 years

Interest: • 6.625% p.a. for the first 10 years
• 3 mo. Euribor + 178 basis points from the 11th year

Issue price: 99.765% of par

Repayment price: at par

This debt was swapped into a fixed rate of 4.59% maturing on 8 March 2010.

FLOATING-RATE TRANCHE

Amount: 225 million euros

Maturity: 20 years

Interest: • 3 mo. Euribor + 78 basis points for the first 10 years
• 3 mo. Euribor + 178 basis points for the 11th year

Issue price: at par

Repayment price: at par

On 14 November 2002, Allianz Finance BV granted a 700 million euro, 20-year subordinated loan to AGF SA at a fixed rate of 5.445% for the first ten years, followed by a floating rate of 3-month Euribor + 183 basis points from the 11th year. After the tenth year, AGF may repay Allianz Finance BV at each quarterly interest payment date. In addition, Allianz Finance BV may request prepayment provided such prepayment would not jeopardise certain solvency ratios of the AGF Group (see note 39.7).

21.3.2 Banque AGF

(in millions of euros)	Maturity	Interest rate	Amount
Redeemable subordinated debt	**2011**	**3 mo. Euribor + 0.75%**	**100**

22 DIRECT INSURANCE AND REINSURANCE PAYABLES

GROSS VALUE, RESERVES AND NET BOOK VALUE OF PAYABLES ARISING FROM INSURANCE AND REINSURANCE OPERATIONS *(in millions of euros)*	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
Deposits due to reinsurers	**455**	441	398
Direct insurance payables	**745**	683	935
Reinsurance payables	**476**	441	385
Total	**1,676**	**1,565**	**1,718**

BREAKDOWN OF DIRECT INSURANCE AND REINSURANCE PAYABLES 31 DECEMBER 2004 BY MATURITY *(in millions of euros)*	Less than 3 months	Between 3 months and 1 year	Between 1 and 5 years	More than 5 years	Total
Direct insurance and reinsurance payables	334	1,281	33	28	**1,676**

The amount of 28 million euros in the more-than-5-years category broke down as follows:
- 26 million euros represented Euler Hermes' security deposits
- 2 million euros represented payables for agent loyalty at AGF International.

23 DUE TO BANKING CUSTOMERS

23.1 BREAKDOWN BY TYPE OF DEBT

(in millions of euros)	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
Special savings accounts			
Demand deposits	**811**	865	1,510
Term deposits	**88**	21	63
Other debts			
Demand	**87**	579	689
Term	**4**	521	822
Total due to banking customers	**990**	**1,986**	**3,084**

Most of the decrease, 830 million euros, derived from the Euler Hermes Group, as a result of the disposal of Eurofactor in 2004.

23.2 Breakdown by maturity

(in millions of euros)	Less than 3 months	Between 3 months and 1 year	Between 1 and 5 years	More than 5 years	Total
Due to banking customers	734	70	186	–	990

24 Debt evidenced by certificates

24.1 Breakdown by type of certificate

(in millions of euros)	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
Interbank market securities	–	–	16
Negotiable debt	1,894	2,097	2,639
Bonds	1	6	84
Other	–	25	23
Total debt evidenced by certificates	1,895	2,128	2,762

24.2 Breakdown by maturity

(in millions of euros)	Less than 3 months	Between 3 months and 1 year	Between 1 and 5 years	More than 5 years	Total
Debt evidenced by certificates	1,408	486	1	–	1,895

N.B: Note 20 "Breakdown of financial debt" shows an analysis of this account by business segment.

24.3 Breakdown by type and by company

24.3.1 Banque AGF

(in millions of euros)	Maturity	Interest rate	Amount
Medium-term notes (BMTN)	2005	FIXED	248
Medium-term notes (BMTN)	2005	FLOATING	1,090
Related receivables			6
Total debt evidenced by certificates			1,344

24.3.2 SNC AGF Cash

(in millions of euros)	Maturity	Interest rate	Amount
Negotiable debt	2005	FIXED	550
Total debt evidenced by certificates			**550**

24.3.3 Mondial Assistance Group

(in millions of euros)	Amount
Bonds	1
Total debt evidenced by certificates	**1**

24.4 Method of repayment

At maturity.

25 Due to banking sector companies

25.1 Breakdown by type

(in millions of euros)	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
Interbank transactions			
Cash in hand, central banks, post office banks	1	102	130
Demand deposits	9	373	326
Term deposits	40	133	491
Subtotal – interbank transactions	50	608	947
Non-bank sectors			
Repurchase agreements	–	–	11
Term deposits	468	473	403
Ordinary demand deposits	372	570	549
Total debt to banking sector companies	**890**	**1,651**	**1,910**

25.2 Breakdown by maturity

(in millions of euros)	Less than 3 months	Between 3 months and 1 year	Between 1 and 5 years	More than 5 years	Total
Due to banking sector companies	167	264	459	–	890

N.B.: Note 20 "Breakdown of financial debt" shows an analysis of this account by business segment.

26 Other debt

"Other debt" includes operating payables and financial debt not financed by credit institutions.

26.1 Breakdown of other debt by type of borrower

(in millions of euros)	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
Insurance	1,674	1,732	1,766
Banking	101	128	137
Other businesses	482	437	406
Total other debt	2,257	2,297	2,309

26.2 Breakdown of other debt by type of debt

(in millions of euros)	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
Taxes payable	360	399	266
Other accrued taxes and employment taxes	345	311	319
Other	1,246	1,316	1,468
Total other operating debt	1,951	2,026	2,053
Term deposits	11	42	19
Debt with maturity of more than 1 year (other than term deposits)	29	34	42
Other financial debt (1)	266	195	195
Total other financial debt	306	271	256
Total other debt	2,257	2,297	2,309

(1) Other financial debt is composed mostly of financial demand deposits placed by related, unconsolidated companies.

Note 20 "Breakdown of financial debt" shows an analysis of this account by business segment.

26.3 Breakdown of other debt by maturity

(in millions of euros)	Less than 3 months	Between 3 months and 1 year	Between 1 and 5 years	More than 5 years	Total
Other debt	795	902	547	13	2,257

27 Accruals and deferred income

27.1 Breakdown of accruals and deferred income by business segment

(in millions of euros)	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
Insurance	291	324	389
Banking	22	27	37
Other businesses	28	29	34
Total accruals and deferred income	341	380	460

27.2 Breakdown of accruals and deferred income by type of account

(in millions of euros)	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
Unearned income	70	75	43
Reinsurance underwriting valuations	24	21	5
Other accruals and deferred income	207	238	357
Accrued swap interest	40	46	55
Total accruals and deferred income	341	380	460

NOTES ON THE CONSOLIDATED PROFIT AND LOSS STATEMENT

28 TOTAL AGF GROUP REVENUE

BREAKDOWN OF CONSOLIDATED REVENUE *(in millions of euros)*	2004	2003 pro forma	2002 pro forma
Premiums written	16,388	16,194	15,130
Other insurance services (1)	372	352	306
Premium income from insurance operations	16,760	16,546	15,436
Revenue from other businesses	32	33	34
Total revenue	16,792	16,579	15,470
For information: **Gross banking income**	550	626	622

(1) Insurance services include primarily income related to assistance and credit insurance. In 2003, 3 million euros in ancillary revenue of Hermes Switzerland, Hungary and Japan was reclassified.

28.1 PREMIUM INCOME FROM INSURANCE OPERATIONS

28.1.1 Premiums written

(a) Premiums written by category

(in millions of euros)	2004	2003 pro forma	2002 pro forma
Premiums written (direct business and acceptances)			
Bodily injury	**1,614**	1,578	1,437
Automobile	**3,069**	3,082	2,924
Civil liability	**521**	521	450
Property damage	**2,282**	2,351	2,242
Marine, aviation and transport insurance	**166**	142	135
Other direct non-life insurance	**786**	782	721
Acceptances in non-life reinsurance	**2,077**	2,135	1,735
Non-life insurance	**10,515**	10,591	9,644
Individual, unit-linked life policies (incl. capitalisation)	**1,642**	1,260	1,098
Individual, non-unit-linked life policies (incl. capitalisation)	**2,784**	2,891	3,050
Individual term insurance policies	**163**	161	160
Group, unit-linked life policies (incl. capitalisation)	**118**	106	84
Group, non-unit-linked life policies (incl. capitalisation)	**654**	665	628
Group term insurance policies	**428**	431	392
Acceptances in life reinsurance	**84**	89	74
Life insurance	**5,873**	5,603	5,486
Total premium income before reinsurance	**16,388**	**16,194**	**15,130**
Premiums ceded and retroceded:			
Non-life insurance	**(2,114)**	(2,197)	(1,887)
Life insurance	**(96)**	(88)	(80)
Subtotal premiums ceded and retroceded	**(2,210)**	(2,285)	(1,967)
Total premium income, net of reinsurance	**14,178**	**13,909**	**13,163**

(b) Premiums written by country

(in millions of euros)	2004	2003 pro forma	2002 pro forma
France (including assistance and credit insurance)	**11,773**	11,564	10,645
Belgium	**953**	864	815
Netherlands	**1,467**	1,605	1,513
Spain	**1,218**	1,145	1,019
Other countries – Europe	**24**	20	81
Total Europe	**15,435**	**15,198**	**14,073**
Chile	**28**	55	90
Brazil	**292**	338	341
Venezuela	**80**	78	84
Argentina	**45**	40	38
Colombia	**208**	196	239
Subtotal South America	653	707	792
Overseas départements and territories	**175**	177	165
Other non-European countries	**125**	112	100
Total World	**16,388**	**16,194**	**15,130**

(c) Premiums written by segment

(in millions of euros)	2004	2003 pro forma	2002 pro forma
Life insurance in France	**4,293**	4,096	4,008
Life insurance outside France			
– Belgium	**601**	491	453
– Netherlands	**489**	514	490
– Spain	**338**	305	275
– Other countries – Europe	**–**	–	25
– South America	**65**	122	161
– Overseas départements and territories	**38**	40	40
– Other non-European countries	**49**	35	34
Subtotal life insurance outside France	**1,580**	1,507	1,478
Health insurance in France	**1,374**	1,239	1,112
Health insurance outside France			
– Belgium	**43**	48	42
– Netherlands	**19**	116	110
– Spain	**25**	25	23
– Other countries – Europe	**24**	20	27
– South America	**103**	105	108
– Overseas départements and territories	**8**	8	9
– Other non-European countries	**18**	17	14
Subtotal health insurance outside France	**240**	339	333
Other property & casualty insurance in France	**4,078**	4,290	3,910
Other property & casualty insurance outside France			
– Belgium	**309**	325	320
– Netherlands	**959**	975	913
– Spain	**855**	815	721
– Other countries – Europe	**–**	–	29
– South America	**485**	480	523
– Overseas départements and territories	**129**	129	116
– Other non-European countries	**58**	60	52
Subtotal other property & casualty insurance outside France	**2,795**	2,784	2,674
Credit insurance	**1,594**	1,544	1,222
Assistance	**434**	395	393
Consolidated premiums written	**16,388**	**16,194**	**15,130**

28.1.2 Other insurance services

(in millions of euros)	2004	2003 pro forma	2002 pro forma
Revenues from other services, non-life insurance companies	353	327	285
Revenues from other services, life insurance companies	19	25	21
Total income from other insurance services	**372**	**352**	**306**

28.2 Gross banking income

	2004				2003 pro forma	2002 pro forma
(in millions of euros)	Banque AGF	Other French companies	Other foreign companies	Total	Total	Total
Interest and related income	139	89	13	**241**	293	361
Revenue on floating-income securities	–	1	–	**1**	1	1
Commission income	21	146	27	**194**	166	153
Net gains on trading portfolio transactions and similar investments	4	–	3	**7**	32	(5)
Net gains on fixed assets incl. on long-term investment portfolio	1	–	–	**1**	3	1
Other banking income	93	13	–	**106**	131	111
Gross banking income	**258**	**249**	**43**	**550**	**626**	**622**

29 Insurance underwriting results

29.1 Non-life insurance underwriting results

	2004			2003 pro forma	2002 pro forma
(in millions of euros)	Gross amounts	Amounts ceded and retroceded	Net amounts	Net amounts	Net amounts
Premiums	10,515	(2,114)	**8,401**	8,394	7,757
Change in unearned premiums	(57)	21	**(36)**	(110)	(124)
Premiums earned	10,458	(2,093)	**8,365**	8,284	7,633
Claims and claim-related expenses	(6,713)	970	**(5,743)**	(5,844)	(5,806)
Change in provisions for claims	148	(194)	**(46)**	(387)	(141)
Total claims expense	(6,565)	776	**(5,789)**	(6,231)	(5,947)
Other underwriting provisions	10	3	**13**	207	(14)
Change in equalisation reserves	(49)	–	**(49)**	(32)	2
Acquisition costs	(1,795)	–	**(1,795)**	(1,735)	(1,593)
Administrative expenses	(762)	–	**(762)**	(809)	(736)
Commissions from reinsurers	–	408	**408**	418	323
Acquisition and administrative costs	(2,557)	408	**(2,149)**	(2,126)	(2,006)
Other underwriting income	428	–	**428**	391	352
Other underwriting expenses	(425)	–	**(425)**	(404)	(444)
Allocated investment income	803	–	**803**	616	619
Policyholders profit-sharing	(95)	32	**(63)**	(46)	(8)
Non-life insurance underwriting results	**2,008**	**(874)**	**1,134**	**659**	**187**
Employee profit-sharing			**(22)**	(16)	(8)
Net investment income excl. allocation to underwriting result			**132**	101	135
Elimination of intersectoral transactions			–	–	–
Intersectoral transfers			**(58)**	(59)	(31)
Adjusted operating income			**1,186**	685	283

29.2 LIFE INSURANCE UNDERWRITING RESULTS

(in millions of euros)	2004 Gross amounts	2004 Amounts ceded and retroceded	2004 Net amounts	2003 pro forma Net amounts	2002 pro forma Net amounts
Premiums	5,873	(93)	**5,780**	5,516	5,412
Claims and claim-related expenses	(4,991)	67	**(4,924)**	(4,765)	(4,290)
Change in provisions for claims	46	3	**49**	(34)	(19)
Total claims expense	(4,945)	70	**(4,875)**	(4,799)	(4,309)
Change in life insurance provisions	748	(21)	**727**	437	(170)
Change in unit-linked provisions	(1,232)	1	**(1,231)**	(1,058)	911
Change in other underwriting provisions	3	1	**4**	90	(98)
Life underwriting provisions and other underwriting provisions	(481)	(19)	**(500)**	(531)	643
Adjustments for unit-linked policies (losses)	(245)	–	**(245)**	(432)	(1,402)
Adjustments for unit-linked policies (gains)	688	–	**688**	988	279
Adjustments for unit-linked policies	443	–	**443**	556	(1,123)
Acquisition costs	(460)	–	**(460)**	(553)	(612)
Administrative expenses	(314)	–	**(314)**	(284)	(221)
Commissions from reinsurers	–	23	**23**	19	13
Acquisition and administrative costs	(774)	23	**(751)**	(818)	(820)
Other underwriting income	56	–	**56**	86	65
Other underwriting expenses	(192)	–	**(192)**	(136)	(133)
Allocated investment income	2,285	–	**2,285**	2,307	1,674
Policyholders profit-sharing	(2,160)	13	**(2,147)**	(1,946)	(1,392)
Life insurance underwriting results	**105**	**(6)**	**99**	**235**	**17**
Employee profit-sharing			**(10)**	(7)	(1)
Net investment income excl. allocation to underwriting result			**103**	(73)	76
Elimination of intersectoral transactions			–	–	–
Intersectoral transfers			**139**	142	83
Adjusted operating income			**331**	**297**	**175**

30 Banking income and expenses

(in millions of euros)	2004 France	2004 Outside France	2004 Total	2003 pro forma Total	2002 pro forma Total
Interest and related income	228	13	241	293	361
Interest and related expense	(91)	(9)	(100)	(194)	(267)
Revenue on floating-income securities	1	–	1	1	1
Commission income	167	27	194	167	156
Commission expense	(38)	(3)	(41)	(47)	(62)
Net gains (losses) on trading portfolio transactions	–	(2)	(2)	9	10
Net gains (losses) on investment operations	4	5	9	23	(15)
Balance of currency transactions	3	–	3	1	–
Balance of transactions on financial instruments	–	–	–	4	(4)
Other banking income	21	–	21	123	111
Other banking expenses	(59)	–	(59)	(144)	(153)
Net banking income	**236**	**31**	**267**	**236**	**138**
Operating expenses	(108)	(1)	(109)	(110)	(115)
Amortisation and provisions on tangible and intangible fixed assets	(8)	(1)	(9)	(11)	(12)
Gross operating income	**120**	**29**	**149**	**115**	**11**
Provisions for loan losses	(17)	(6)	(23)	(35)	(43)
Gains or losses on equity investments and sister companies (incl. long-term investment portfolio)	(2)	–	(2)	–	–
Provisions to / write-backs from fund for general banking risks	11	–	11	1	20
Net investment income	–	–	–	–	–
Elimination of intersectoral transactions	–	–	–	–	–
Intersectoral transfers	(10)	(12)	(22)	6	17
Adjusted operating income	102	11	113	87	5

31 CONSOLIDATED PROFIT AND LOSS STATEMENT BY BUSINESS SEGMENT

CONSOLIDATED 2004 PROFIT AND LOSS STATEMENT, WITH CORPORATE TAX AND EXCEPTIONALS

(in millions of euros)	Notes	Insurance activities Non-life	Insurance activities Life	Banking activities	Other activities	Pre-tax profit	Corporate tax	Exceptionals	2004	2003 pro forma (2)	2002 pro forma (1)
Premiums written	28.1	10,515	5,873	–	–	16,388	–	–	16,388	16,194	15,130
Change in unearned premiums		(57)	–	–	–	(57)	–	–	(57)	(57)	(109)
Premiums earned		**10,458**	**5,873**	**–**	**–**	**16,331**	**–**	**–**	**16,331**	**16,137**	**15,021**
Gross banking income	28.2	–	–	550	–	550	–	–	550	626	622
Revenue from other activities	31.4	–	–	–	32	32	–	–	32	33	34
Other operating income (net of expenses)		428	56	–	–	484	–	–	484	492	418
Net investment income	32	935	2,831	–	52	3,818	–	–	3,818	3,628	1,506
Total operating revenue		**11,821**	**8,760**	**550**	**84**	**21,215**	**–**	**–**	**21,215**	**20,916**	**17,601**
Insurance claims		(6,699)	(7,586)	–	–	(14,285)	–	–	(14,285)	(14,660)	(12,385)
Net income or expense of reinsurance ceded		(874)	(6)	–	–	(880)	–	–	(880)	(618)	(280)
Banking expenses	31.3	–	–	(297)	–	(297)	–	–	(297)	(423)	(507)
Expenses of other activities		–	–	–	(140)	(140)	–	–	(140)	(186)	(117)
Administrative costs		(3,004)	(976)	(118)	–	(4,098)	–	–	(4,098)	(4,066)	(3,875)
Total operating expense		**(10,577)**	**(8,568)**	**(415)**	**(140)**	**(19,700)**	**–**	**–**	**(19,700)**	**(19,953)**	**(17,164)**
Total income from operations		1,244	192	135	(56)	1,515	–	–	1,515	963	437
Intersectoral transfers (3)		(58)	139	(22)	(59)	–	–	–	–	–	–
Restated operating income		1,186	331	113	(115)	1 515	–	–	1,515	963	437
Other income (net)		(15)	(1)	–	–	(16)	–	–	(16)	(62)	(43)
Share in earnings of companies sold		–	–	–	–	–	–	–	–	83	93
Share in earnings of equity-accounted companies	7	26	67	8	5	106	–	–	106	136	83
Exceptional items (net)	33						–	64	64	(19)	(72)
Corporate income taxes	34						(371)	(15)	(386)	(80)	(48)
Minority interests (excl. goodwill amortisation)		(90)	(9)	(9)	–	(108)	30	(5)	(83)	(44)	(32)
Net income before goodwill amortisation		1,107	388	112	(110)	1,497	(341)	44	1,200	977	418
Goodwill amortisation		(67)	(14)	(6)	–	(87)	–	(9)	(96)	(214)	(150)
Net income of consolidated companies (Group share)		1,040	374	106	(110)	1,410	(341)	35	1,104	763	268
Diluted earnings per share									6.00	4.23	1.52
Undiluted earnings per share									6.24	4.41	1.57

(1) Proforma resulting from reclassification of a 15 million euro provision between "Net financial income" and "Other net income" and from the sale of Entenial.

(2) Proforma resulting from the sale of Entenial.

(3) Relates mainly to reinsurance, cash pooling and brokerage eliminations.

31.1 Consolidated profit and loss statement – non-life insurance (1)

a) Consolidated 2004 profit and loss statement – non-life insurance

	Health insurance		Other property, casualty and liability				
(in millions of euros)	France	Outside France	France	Outside France	Credit insurance	Assistance	Total non-life ins. 2004
1. Premiums earned before reinsurance	1,368	242	4,111	2,749	1,566	422	10,458
– claims and claim-related expenses before reinsurance	(1,130)	(249)	(2,719)	(1,657)	(708)	(250)	(6,713)
– provision for claims before reinsurance	33	81	(53)	(85)	177	(5)	148
2. Total claims expense before reinsurance	(1,097)	(168)	(2,772)	(1,742)	(531)	(255)	(6,565)
3. Other underwriting provisions before reinsurance	(8)	1	5	2	8	2	10
4. Change in equalisation provision	9	–	(2)	(1)	(55)	–	(49)
5. Underwriting balance (1 to 4)	272	75	1,342	1,008	988	169	3,854
– acquisition costs	(191)	(46)	(565)	(526)	(275)	(192)	(1,795)
– administrative costs	(66)	(21)	(250)	(150)	(182)	(93)	(762)
6. Acquisition and administrative costs	(257)	(67)	(815)	(676)	(457)	(285)	(2,557)
7. Other underwriting income	15	–	43	9	262	99	428
8. Other underwriting expenses	(64)	(2)	(151)	(30)	(223)	45	(425)
Allocated investment income	101	20	403	232	47	–	803
Intersectoral transfer of financial income from underwriting operations	–	–	(3)	3	(5)	–	(5)
9. Allocated investment income	101	20	400	235	42	–	798
10. Policyholders profit-sharing	(11)	–	1	(1)	(73)	(11)	(95)
11. Financial balance (9+10)	90	20	401	234	(31)	(11)	703
12. Underwriting results before reinsurance (5+6+7+8+11)	**56**	**26**	**820**	**545**	**539**	**17**	**2,003**
13. Premiums earned ceded to reinsurers	(112)	(37)	(722)	(522)	(694)	(6)	(2,093)
– claims and claim-related expenses ceded to reinsurers	81	17	348	246	275	3	970
– provision for claims ceded to reinsurers	17	3	(64)	(42)	(110)	2	(194)
14. Total claims expense ceded to reinsurers	98	20	284	204	165	5	776
15. Other underwriting provisions ceded to reinsurers	2	–	–	–	1	–	3
16. Policyholder profit-sharing ceded to reinsurers	–	–	–	–	32	–	32
17. Commissions received from reinsurers	17	13	98	72	207	1	408
18. Reinsurance balance (13+14+15+16+17)	**5**	**(4)**	**(340)**	**(246)**	**(289)**	–	**(874)**
Intersectoral reinsurance transfers	–	–	(32)	(35)	–	9	(58)
Non-life underwriting results	**61**	**22**	**448**	**264**	**250**	**26**	**1,071**
Employee profit-sharing	(4)	–	(8)	–	(8)	(2)	(22)
Net investment income excl. allocation to underwriting result	21	2	51	33	20	5	132
Elimination of intersectoral transactions	–	–	–	–	–	–	–
Intersectoral transfers (non-underwriting)	–	–	1	6	(2)	–	5
Restated operating income	**78**	**24**	**492**	**303**	**260**	**29**	**1,186**
Other non-underwriting income (net)	(8)	–	13	(2)	(5)	(13)	(15)
Share in earnings of equity-accounted companies	–	–	20	1	5	–	26
Minority interests	–	(1)	(2)	(10)	(76)	(1)	(90)
Net income before goodwill amortisation	**70**	**23**	**523**	**292**	**184**	**15**	**1,107**
Goodwill amortisation	–	–	(8)	(37)	(19)	(3)	(67)
Net income after goodwill amortisation	**70**	**23**	**515**	**255**	**165**	**12**	**1,040**

(1) Excluding tax and exceptionals.

b) Consolidated 2003 proforma profit and loss statement – non-life insurance

(in millions of euros)	Health insurance		Other property, casualty and liability				
	France	Outside France	France	Outside France	Credit insurance	Assistance	Total non life ins. 2003
1. Premiums earned before reinsurance	1,236	337	4,248	2,788	1,533	391	10,533
– claims and claim-related expenses before reinsurance	(1,005)	(253)	(2,930)	(1,864)	(804)	(232)	(7,088)
– provision for claims before reinsurance	(29)	(9)	(308)	(106)	68	(1)	(385)
2. Total claims expense before reinsurance	(1,034)	(262)	(3,238)	(1,970)	(736)	(233)	(7,473)
3. Other underwriting provisions before reinsurance (2)	(1)	(11)	15	199	5	(1)	206
4. Change in equalisation provision	(9)	–	(5)	(2)	(16)	–	(32)
5. Underwriting balance (1 to 4)	192	64	1,020	1,015	786	157	3,234
– acquisition costs	(192)	(45)	(536)	(499)	(286)	(177)	(1,735)
– administrative costs	(67)	(29)	(265)	(150)	(212)	(86)	(809)
6. Acquisition and administrative costs	(259)	(74)	(801)	(649)	(498)	(263)	(2,544)
7. Other underwriting income	9	1	49	1	243	88	391
8. Other underwriting expenses	(42)	(1)	(166)	(45)	(196)	46	(404)
Allocated investment income	97	19	388	58	54	–	616
Intersectoral transfer of financial income from underwriting operations	–	–	5	3	(10)	1	(1)
9. Allocated investment income	97	19	393	61	44	1	615
10. Policyholders profit-sharing	(6)	–	14	(3)	(74)	(9)	(78)
11. Financial balance (9+10)	91	19	407	58	(30)	(8)	537
12. Underwriting results before reinsurance (5+6+7+8+11)	**(9)**	**9**	**509**	**380**	**305**	**20**	**1,214**
13. Premiums earned ceded to reinsurers	(97)	(33)	(797)	(604)	(707)	(11)	(2,249)
– claims and claim-related expenses ceded to reinsurers	87	13	525	255	358	6	1,244
– provision for claims ceded to reinsurers	(1)	4	19	(32)	10	(2)	(2)
14. Total claims expense ceded to reinsurers	86	17	544	223	368	4	1,242
15. Other underwriting provisions ceded to reinsurers	(1)	–	2	–	–	–	1
16. Policyholder profit-sharing ceded to reinsurers	–	–	–	–	32	–	32
17. Commissions received from reinsurers	13	9	85	93	215	3	418
18. Reinsurance balance (13+14+15+16+17)	**1**	**(7)**	**(166)**	**(288)**	**(92)**	**(4)**	**(556)**
Intersectoral reinsurance transfers	–	–	(34)	(37)	–	6	(65)
Non-life underwriting results	(8)	2	309	55	213	22	**593**
Employee profit-sharing	(2)	–	(4)	–	(8)	(2)	(16)
Net investment income excl. allocation to underwriting result	10	6	43	17	16	9	101
Elimination of intersectoral transactions	–	–	–	–	–	–	–
Intersectoral transfers (non-underwriting)	–	–	3	7	(3)	–	7
Restated operating income	–	8	351	79	218	29	**685**
Other non-underwriting income (net)	1	–	1	(8)	(43)	(15)	(64)
Share in earnings of equity-accounted companies	–	–	28	2	3	–	33
Minority interests	–	(1)	(2)	(4)	(53)	(1)	(61)
Net income before goodwill amortisation	1	7	378	69	125	13	**593**
Goodwill amortisation	–	–	(14)	(42)	(17)	(3)	(76)
Net income after goodwill amortisation	1	7	364	27	108	10	**517**

(1) Excluding tax and exceptionals.

(2) In fiscal year 2003, 10 million euros were written back from the provision for unrealised capital loss exposure.

31.1.1 Consolidated profit and loss statement – health insurance outside France by country (1)

a) Consolidated 2004 profit and loss statement – health insurance outside France by country

(in millions of euros)	Belgium	Nether-lands	Spain	South America	Overseas and other countries	Health outside France
1. Premiums earned before reinsurance	43	22	24	101	52	**242**
– claims and claim-related expenses before reinsurance	(41)	(97)	(13)	(72)	(26)	**(249)**
– provision for claims before reinsurance	3	84	(1)	(2)	(3)	**81**
2. Total claims expense before reinsurance	(38)	(13)	(14)	(74)	(29)	**(168)**
3. Other underwriting provisions before reinsurance	3	–	–	(1)	(1)	**1**
4. Change in equalisation provision	–	–	–	–	–	–
5. Underwriting balance (1 to 4)	8	9	10	26	22	**75**
– acquisition costs	(7)	(4)	(5)	(15)	(15)	**(46)**
– administrative costs	(4)	(3)	(1)	(11)	(2)	**(21)**
6. Acquisition and administrative costs	(11)	(7)	(6)	(26)	(17)	**(67)**
7. Other underwriting income	–	–	–	–	–	–
8. Other underwriting expenses	–	–	–	(1)	(1)	**(2)**
Allocated investment income	7	5	1	5	2	**20**
Intersectoral transfer of financial income from underwriting operations	–	–	–	–	–	–
9. Allocated investment income	7	5	1	5	2	**20**
10. Policyholders profit-sharing	–	–	–	–	–	–
11. Financial balance (9+10)	7	5	1	5	2	**20**
12. Underwriting results before reinsurance (5+6+7+8+11)	**4**	**7**	**5**	**4**	**6**	**26**
13. Premiums earned ceded to reinsurers	(6)	(1)	(1)	(2)	(27)	**(37)**
– claims and claim-related expenses ceded to reinsurers	2	2	1	2	10	**17**
– provision for claims ceded to reinsurers	1	–	–	–	2	**3**
14. Total claims expense ceded to reinsurers	3	2	1	2	12	**20**
15. Other underwriting provisions ceded to reinsurers	–	–	–	–	–	–
16. Policyholder profit-sharing ceded to reinsurers	–	–	–	–	–	–
17. Commissions received from reinsurers	2	–	–	–	11	**13**
18. Reinsurance balance (13+14+15+16+17)	**(1)**	**1**	–	–	**(4)**	**(4)**
Intersectoral reinsurance transfers	–	–	–	–	–	–
Non-life underwriting results	**3**	**8**	**5**	**4**	**2**	**22**
Employee profit-sharing	–	–	–	–	–	–
Net investment income excl. allocation to underwriting result	–	–	–	2	–	**2**
Elimination of intersectoral transactions	–	–	–	–	–	–
Intersectoral transfers (non-underwriting)	–	–	–	–	–	–
Restated operating income	**3**	**8**	**5**	**6**	**2**	**24**
Other non-underwriting income (net)	–	–	–	–	–	–
Share in earnings of equity-accounted companies	–	–	–	–	–	–
Minority interests	–	–	–	(1)	–	**(1)**
Net income before goodwill amortisation	**3**	**8**	**5**	**5**	**2**	**23**
Goodwill amortisation	–	–	–	–	–	–
Net income after goodwill amortisation	**3**	**8**	**5**	**5**	**2**	**23**

(1) Excluding tax and exceptionals.

b) Consolidated 2003 proforma profit and loss statement - health insurance outside France by country (1)

(in millions of euros)	Belgium	Nether-lands	Spain	South America	Overseas and other countries	Health outside France
1. Premiums earned before reinsurance	48	117	24	103	45	337
– claims and claim-related expenses before reinsurance	(39)	(98)	(17)	(77)	(22)	(253)
– provision for claims before reinsurance	(7)	2	2	2	(8)	(9)
2. Total claims expense before reinsurance	(46)	(96)	(15)	(75)	(30)	(262)
3. Other underwriting provisions before reinsurance	(6)	–	–	–	(5)	(11)
4. Change in equalisation provision	–	–	–	–	–	–
5. Underwriting balance (1 to 4)	(4)	21	9	28	10	64
– acquisition costs	(6)	(14)	(5)	(16)	(4)	(45)
– administrative costs	(5)	(5)	(1)	(10)	(8)	(29)
6. Acquisition and administrative costs	(11)	(19)	(6)	(26)	(12)	(74)
7. Other underwriting income	1	–	–	–	–	1
8. Other underwriting expenses	–	–	–	–	(1)	(1)
Allocated investment income	7	5	–	4	3	19
Intersectoral transfer of financial income from underwriting operations	–	–	–	–	–	–
9. Allocated investment income	7	5	–	4	3	19
10. Policyholders profit-sharing	–	–	–	–	–	–
11. Financial balance (9+10)	7	5	–	4	3	19
12. Underwriting results before reinsurance (5+6+7+8+11)	**(7)**	**7**	**3**	**6**	**–**	**9**
13. Premiums earned ceded to reinsurers	(3)	(2)	(2)	(5)	(21)	(33)
– claims and claim-related expenses ceded to reinsurers	2	1	1	2	7	13
– provision for claims ceded to reinsurers	1	1	–	(1)	3	4
14. Total claims expense ceded to reinsurers	3	2	1	1	10	17
15. Other underwriting provisions ceded to reinsurers	–	–	–	–	–	–
16. Policyholder profit-sharing ceded to reinsurers	–	–	–	–	–	–
17. Commissions received from reinsurers	1	–	1	(1)	8	9
18. Reinsurance balance (13+14+15+16+17)	**1**	**–**	**–**	**(5)**	**(3)**	**(7)**
Intersectoral reinsurance transfers	–	–	–	–	–	–
Non-life underwriting results	(6)	7	3	1	(3)	2
Employee profit-sharing	–	–	–	–	–	–
Net investment income excl. allocation to underwriting result	–	–	–	6	–	6
Elimination of intersectoral transactions	–	–	–	–	–	–
Intersectoral transfers (non-underwriting)	–	–	–	–	–	–
Restated operating income	(6)	7	3	7	(3)	8
Other non-underwriting income (net)	–	–	–	–	–	–
Share in earnings of equity-accounted companies	–	–	–	–	–	–
Minority interests	–	–	–	(1)	–	(1)
Net income before goodwill amortisation	(6)	7	3	6	(3)	7
Goodwill amortisation	–	–	–	–	–	–
Net income after goodwill amortisation	(6)	7	3	6	(3)	7

(1) Excluding tax and exceptionals.

31.1.2 Consolidated profit and loss statement - other property, casualty and liability outside France by country (1)

a) Consolidated 2004 profit and loss statement – other property, casualty and liability outside France by country

(in millions of euros)	Belgium	Netherlands	Spain	South America	Overseas and other countries	Other P&C outside France
1. Premiums earned before reinsurance	310	957	835	466	181	**2,749**
– claims and claim-related expenses before reinsurance	(187)	(669)	(497)	(208)	(96)	**(1,657)**
– provision for claims before reinsurance	13	29	(94)	1	(34)	**(85)**
2. Total claims expense before reinsurance	(174)	(640)	(591)	(207)	(130)	**(1,742)**
3. Other underwriting provisions before reinsurance	–	–	(1)	2	1	**2**
4. Change in equalisation provision	–	–	–	(1)	–	**(1)**
5. Underwriting balance (1 to 4)	136	317	243	260	52	**1,008**
– acquisition costs	(73)	(190)	(142)	(81)	(40)	**(526)**
– administrative costs	(20)	(52)	(14)	(49)	(15)	**(150)**
6. Acquisition and administrative costs	(93)	(242)	(156)	(130)	(55)	**(676)**
7. Other underwriting income	–	–	1	–	8	**9**
8. Other underwriting expenses	(7)	–	(1)	–	(22)	**(30)**
Allocated investment income	38	60	79	19	36	**232**
Intersectoral transfer of financial income from underwriting operations	(1)	6	–	(2)	–	**3**
9. Allocated investment income	37	66	79	17	36	**235**
10. Policyholders profit-sharing	–	–	(1)	–	–	**(1)**
11. Financial balance (9+10)	37	66	78	17	36	**234**
12. Underwriting results before reinsurance (5+6+7+8+11)	**73**	**141**	**165**	**147**	**19**	**545**
13. Premiums earned ceded to reinsurers	(62)	(143)	(114)	(190)	(13)	**(522)**
– claims and claim-related expenses ceded to reinsurers	19	128	46	52	1	**246**
– provision for claims ceded to reinsurers	(9)	(48)	28	(13)	–	**(42)**
14. Total claims expense ceded to reinsurers	10	80	74	39	1	**204**
15. Other underwriting provisions ceded to reinsurers	–	–	–	–	–	–
16. Policyholder profit-sharing ceded to reinsurers	–	–	–	–	–	–
17. Commissions received from reinsurers	9	18	26	24	(5)	**72**
18. Reinsurance balance (13+14+15+16+17)	**(43)**	**(45)**	**(14)**	**(127)**	**(17)**	**(246)**
Intersectoral reinsurance transfers	(5)	(8)	(14)	(4)	(4)	**(35)**
Non-life underwriting results	25	88	137	16	(2)	**264**
Employee profit-sharing	–	–	–	–	–	–
Net investment income excl. allocation to underwriting result	–	15	(1)	15	4	**33**
Elimination of intersectoral transactions	–	–	–	–	–	–
Intersectoral transfers (non-underwriting)	–	1	–	2	3	**6**
Restated operating income	25	104	136	33	5	**303**
Other non-underwriting income (net)	(1)	(5)	1	–	3	**(2)**
Share in earnings of equity-accounted companies	–	–	–	–	1	**1**
Minority interests	(2)	–	(4)	(2)	(2)	**(10)**
Net income before goodwill amortisation	22	99	133	31	7	**292**
Goodwill amortisation	(5)	(24)	(7)	–	(1)	**(37)**
Net income after goodwill amortisation	17	75	126	31	6	**255**

(1) Excluding tax and exceptionals.

b) Consolidated 2003 proforma profit and loss statement – other property, casualty and liability insurance outside France by country (1)

(in millions of euros)	Belgium	Nether-lands	Spain	South America	Overseas and other countries	Other P&C outside France
1. Premiums earned before reinsurance	330	969	776	532	181	**2,788**
– claims and claim-related expenses before reinsurance	(201)	(616)	(486)	(274)	(287)	**(1,864)**
– provision for claims before reinsurance	21	(118)	(78)	32	37	**(106)**
2. Total claims expense before reinsurance	(180)	(734)	(564)	(242)	(250)	**(1,970)**
3. Other underwriting provisions before reinsurance	5	45	3	2	144	**199**
4. Change in equalisation provision	–	–	–	(2)	–	**(2)**
5. Underwriting balance (1 to 4)	155	280	215	290	75	**1,015**
– acquisition costs	(79)	(178)	(137)	(85)	(20)	**(499)**
– administrative costs	(23)	(45)	(13)	(45)	(24)	**(150)**
6. Acquisition and administrative costs	(102)	(223)	(150)	(130)	(44)	**(649)**
7. Other underwriting income	–	–	–	1	–	**1**
8. Other underwriting expenses	(6)	(8)	(2)	(3)	(26)	**(45)**
Allocated investment income	(3)	(3)	13	18	33	**58**
Intersectoral transfer of financial income from underwriting operations	(1)	4	–	–	–	**3**
9. Allocated investment income	(4)	1	13	18	33	**61**
10. Policyholders profit-sharing	–	–	(3)	–	–	**(3)**
11. Financial balance (9+10)	(4)	1	10	18	33	**58**
12. Underwriting results before reinsurance (5+6+7+8+11)	**43**	**50**	**73**	**176**	**38**	**380**
13. Premiums earned ceded to reinsurers	(81)	(152)	(116)	(238)	(17)	**(604)**
– claims and claim-related expenses ceded to reinsurers	15	63	56	86	35	**255**
– provision for claims ceded to reinsurers	7	47	3	(49)	(40)	**(32)**
14. Total claims expense ceded to reinsurers	22	110	59	37	(5)	**223**
15. Other underwriting provisions ceded to reinsurers	–	–	–	–	–	**–**
16. Policyholder profit-sharing ceded to reinsurers	–	–	–	–	–	**–**
17. Commissions received from reinsurers	10	19	28	24	12	**93**
18. Reinsurance balance (13+14+15+16+17)	**(49)**	**(23)**	**(29)**	**(177)**	**(10)**	**(288)**
Intersectoral reinsurance transfers	(5)	(5)	(4)	(3)	(20)	**(37)**
Non-life underwriting results	**(11)**	**22**	**40**	**(4)**	**8**	**55**
Employee profit-sharing	–	–	–	–	–	
Net investment income excl. allocation to underwriting result	(9)	(11)	14	13	10	**17**
Elimination of intersectoral transactions	–	–	–	–	–	**–**
Intersectoral transfers (non-underwriting)	(1)	5	–	–	3	**7**
Restated operating income	**(21)**	**16**	**54**	**9**	**21**	**79**
Other non-underwriting income (net)	(2)	(8)	(2)	4	–	**(8)**
Share in earnings of equity-accounted companies	–	–	–	–	2	**2**
Minority interests	1	–	(2)	(1)	(2)	**(4)**
Net income before goodwill amortisation	**(22)**	**8**	**50**	**12**	**21**	**69**
Goodwill amortisation	(5)	(24)	(7)	–	(6)	**(42)**
Net income after goodwill amortisation	**(27)**	**(16)**	**43**	**12**	**15**	**27**

(1) Excluding tax and exceptionals.

31.2 Consolidated profit and loss statement – life insurance (1)

31.2.1 Consolidated profit and loss statement – life insurance in and outside France

a) Consolidated 2004 profit and loss statement – life insurance

(in millions of euros)	Life in France	Life outside France	Life total
1. Premiums before reinsurance	4,293	1,580	5,873
– claims and claim-related expenses before reinsurance	(3,925)	(1,066)	(4,991)
– provision for claims before reinsurance	46	–	46
2. Claims expenses before reinsurance	(3,879)	(1,066)	(4,945)
– life insurance provisions before reinsurance	978	(230)	748
– unit-linked provisions before reinsurance	(1,101)	(131)	(1,232)
– other underwriting provisions	5	(2)	3
3. Life and other underwriting provisions before reinsurance	(118)	(363)	(481)
– unit-linked adjustments (capital loss) before reinsurance	(226)	(19)	(245)
– unit-linked adjustment (capital gain) before reinsurance	539	149	688
4. Unit-linked adjustments before reinsurance	313	130	443
5. Underwriting balance (1 to 4)	609	281	890
– acquisition costs	(344)	(116)	(460)
– administrative costs	(203)	(111)	(314)
6. Acquisition and administrative costs	(547)	(227)	(774)
– other underwriting expenses	(165)	(27)	(192)
– other underwriting income	36	20	56
7. Other underwriting income / expense	(129)	(7)	(136)
8. Net acquisition and management costs (6+7)	(676)	(234)	(910)
Allocated investment income	1,923	362	2,285
Intersectoral transfer of financial income from underwriting operations	54	2	56
9. Allocated investment income	1,977	364	2,341
10. Policyholders profit-sharing	(1,751)	(409)	(2,160)
11. Financial balance before reinsurance (9+10)	226	(45)	181
12. Life underwriting income before reinsurance (5+8+11)	**159**	**2**	**161**
13. Premiums earned ceded to reinsurers	(63)	(30)	(93)
– claims and claim-related expenses ceded to reinsurers	55	12	67
– provision for claims ceded to reinsurers	3	–	3
14. Total claims expense ceded to reinsurers	58	12	70
– life insurance provisions ceded	(23)	2	(21)
– unit-linked provisions ceded	1	–	1
– other underwriting provisions ceded	1	–	1
15. Life and other underwriting provisions ceded to reinsurers	(21)	2	(19)
– unit-linked adjustments (capital loss) ceded to reinsurers	–	–	–
– unit-linked adjustment (capital gain) ceded to reinsurers	–	–	–
16. Unit-linked adjustments ceded to reinsurers	–	–	–
17. Policyholder profit-sharing ceded to reinsurers	13	–	13
18. Life commissions received from reinsurers	16	7	23
19. Reinsurance balance, life insurance (13+14+15+16+17+18)	**3**	**(9)**	**(6)**
Intersectoral reinsurance transfers	43	11	54
20. Life underwriting results (12+19)	**205**	**4**	**209**
Employee profit-sharing	(10)	–	(10)
Net investment income excl. allocation to underwriting result	26	77	103
Intersectoral eliminations	28	1	29
Non-technical intersectoral transfers	–	–	–
Restated operating income	**249**	**82**	**331**
Other non-underwriting income (net)	7	(8)	(1)
Share in earnings of equity-accounted companies	67	–	67
Minority interests	(1)	(8)	(9)
Net income before goodwill amortisation	**322**	**66**	**388**
Goodwill amortisation	–	(14)	(14)
Net income after goodwill amortisation	**322**	**52**	**374**

(1) Excluding tax and exceptionals.

b) Consolidated 2003 proforma profit and loss statement – life insurance

(in millions of euros)	Life in France	Life outside France	Life total
1. Premiums before reinsurance	4,096	1,508	**5,604**
– claims and claim-related expenses before reinsurance	(3,756)	(1,058)	**(4,814)**
– provision for claims before reinsurance	2	(25)	**(23)**
2. Claims expenses before reinsurance	(3,754)	(1,083)	**(4,837)**
– life insurance provisions before reinsurance	616	(178)	**438**
– unit-linked provisions before reinsurance	(849)	(164)	**(1 013)**
– other underwriting provisions (2)	97	(4)	**93**
3. Life and other underwriting provisions before reinsurance	(136)	(346)	**(482)**
– unit-linked adjustments (capital loss) before reinsurance	(403)	(29)	**(432)**
– unit-linked adjustment (capital gain) before reinsurance	876	112	**988**
4. Unit-linked adjustments before reinsurance	473	83	**556**
5. Underwriting balance (1 to 4)	679	162	**841**
– acquisition costs	(423)	(130)	**(553)**
– administrative costs	(185)	(99)	**(284)**
6. Acquisition and administrative costs	(608)	(229)	**(837)**
– other underwriting expenses	(104)	(32)	**(136)**
– other underwriting income	48	38	**86**
7. Other underwriting income / expense	(56)	6	**(50)**
8. Net acquisition and management costs (6+7)	(664)	(223)	**(887)**
Allocated investment income	1,892	415	**2,307**
Intersectoral transfer of financial income from underwriting operations	59	2	**61**
9. Allocated investment income	1,951	417	**2,368**
10. Policyholders profit-sharing	(1,658)	(306)	**(1,964)**
11. Financial balance before reinsurance (9+10)	293	111	**404**
12. Life underwriting income before reinsurance (5+8+11)	**308**	**50**	**358**
13. Premiums earned ceded to reinsurers	(55)	(33)	**(88)**
– claims and claim-related expenses ceded to reinsurers	36	13	**49**
– provision for claims ceded to reinsurers	(11)	–	**(11)**
14. Total claims expense ceded to reinsurers	25	13	**38**
– life insurance provisions ceded	(2)	1	**(1)**
– unit-linked provisions ceded	(45)	–	**(45)**
– other underwriting provisions ceded	(3)	–	**(3)**
15. Life and other underwriting provisions ceded to reinsurers	(50)	1	**(49)**
– unit-linked adjustments (capital loss) ceded to reinsurers	–	–	–
– unit-linked adjustment (capital gain) ceded to reinsurers	–	–	–
16. Unit-linked adjustments ceded to reinsurers	–	–	–
17. Policyholder profit-sharing ceded to reinsurers	18	–	**18**
18. Life commissions received from reinsurers	12	7	**19**
19. Reinsurance balance, life insurance (13+14+15+16+17+18)	**(50)**	**(12)**	**(62)**
Intersectoral reinsurance transfers	48	7	**55**
20. Life underwriting results (12+19)	**306**	**45**	**351**
Employee profit-sharing	(7)	–	**(7)**
Net investment income excl. allocation to underwriting result	(15)	(58)	**(73)**
Intersectoral eliminations	–	–	–
Non-technical intersectoral transfers	26	–	**26**
Restated operating income	**310**	**(13)**	**297**
Other non-underwriting income (net)	10	(8)	**2**
Share in earnings of equity-accounted companies	95	–	**95**
Minority interests	1	(4)	**(3)**
Net income before goodwill amortisation	**416**	**(25)**	**391**
Goodwill amortisation	(14)	(15)	**(29)**
Net income after goodwill amortisation	**402**	**(40)**	**362**

(1) Excluding tax and exceptionals.

(2) In fiscal year 2003, 86 million euros were written back from the provision for unrealised capital loss exposure.

31.2.2 Consolidated profit and loss statement – life insurance outside France by country (1)

a) Consolidated 2004 profit and loss statement – life insurance outside France by country

(in millions of euros)	Belgium	Nether-lands	Spain	South America	Overseas and other countries	Life outside France
1. Premiums before reinsurance	601	489	338	65	87	**1,580**
– claims and claim-related expenses before reinsurance	(495)	(264)	(210)	(47)	(50)	**(1,066)**
– provision for claims before reinsurance	(6)	–	(4)	1	9	**–**
2. Claims expenses before reinsurance	(501)	(264)	(214)	(46)	(41)	**(1,066)**
– life insurance provisions before reinsurance	35	(169)	(95)	14	(15)	**(230)**
– unit-linked provisions before reinsurance	(88)	(36)	11	(16)	(2)	**(131)**
– other underwriting provisions	–	–	–	–	(2)	**(2)**
3. Life and other underwriting provisions before reinsurance	(53)	(205)	(84)	(2)	(19)	**(363)**
– unit-linked adjustments (capital loss) before reinsurance	–	12	(32)	1	–	**(19)**
– unit-linked adjustment (capital gain) before reinsurance	28	82	37	2	–	**149**
4. Unit-linked adjustments before reinsurance	28	94	5	3	–	**130**
5. Underwriting balance (1 to 4)	75	114	45	20	27	**281**
– acquisition costs	(34)	(45)	(18)	(11)	(8)	**(116)**
– administrative costs	(53)	(43)	(3)	(5)	(7)	**(111)**
6. Acquisition and administrative costs	(87)	(88)	(21)	(16)	(15)	**(227)**
– other underwriting expenses	(6)	(5)	(1)	(3)	(12)	**(27)**
– other underwriting income	2	18	–	–	–	**20**
7. Other underwriting income / expense	(4)	13	(1)	(3)	(12)	**(7)**
8. Net acquisition and management costs (6+7)	(91)	(75)	(22)	(19)	(27)	**(234)**
Allocated investment income	177	49	125	1	10	**362**
Intersectoral transfer of financial income from underwriting operations	2	–	–	–	–	**2**
9. Allocated investment income	179	49	125	1	10	**364**
10. Policyholders profit-sharing	(214)	(56)	(118)	(7)	(14)	**(409)**
11. Financial balance before reinsurance (9+10)	(35)	(7)	7	(6)	(4)	**(45)**
12. Life underwriting income before reinsurance (5+8+11)	**(51)**	**32**	**30**	**(5)**	**(4)**	**2**
13. Premiums earned ceded to reinsurers	(1)	(19)	(5)	(3)	(2)	**(30)**
– claims and claim-related expenses ceded to reinsurers	1	5	2	4	–	**12**
– provision for claims ceded to reinsurers	(1)	–	1	–	–	**–**
14. Total claims expense ceded to reinsurers	–	5	3	4	–	**12**
– life insurance provisions ceded	–	2	–	–	–	**2**
– unit-linked provisions ceded	–	–	–	–	–	**–**
– other underwriting provisions ceded	–	–	–	–	–	**–**
15. Life and other underwriting provisions ceded to reinsurers	–	2	–	–	–	**2**
– unit-linked adjustments (capital loss) ceded to reinsurers	–	–	–	–	–	**–**
– unit-linked adjustment (capital gain) ceded to reinsurers	–	–	–	–	–	**–**
16. Unit-linked adjustments ceded to reinsurers	–	–	–	–	–	**–**
17. Policyholder profit-sharing ceded to reinsurers	–	–	–	–	–	**–**
18. Life commissions received from reinsurers	1	3	1	1	1	**7**
19. Reinsurance balance, life insurance (13+14+15+16+17+18)	**–**	**(9)**	**(1)**	**2**	**(1)**	**(9)**
Intersectoral reinsurance transfers	–	12	–	–	(1)	**11**
20. Life underwriting results (12+19)	**(51)**	35	29	(3)	**(6)**	**4**
Employee profit-sharing	–	–	–	–	–	**–**
Net investment income excl. allocation to underwriting result	55	9	2	2	9	**77**
Intersectoral eliminations	1	–	–	–	–	**1**
Non-technical intersectoral transfers	–	–	–	–	–	**–**
Restated operating income	5	44	31	(1)	3	**82**
Other non-underwriting income (net)	–	(7)	–	–	(1)	**(8)**
Share in earnings of equity-accounted companies	–	–	–	–	–	**–**
Minority interests	(1)	–	(6)	–	(1)	**(8)**
Net income before goodwill amortisation	4	37	25	(1)	1	**66**
Goodwill amortisation	(5)	(1)	(8)	–	–	**(14)**
Net income after goodwill amortisation	(1)	36	17	(1)	1	**52**

(1) Excluding tax and exceptionals.

b) Consolidated 2003 proforma profit and loss statement – life insurance outside France by country

(in millions of euros)	Belgium	Nether-lands	Spain	South America	Overseas and other countries	Life outside France
1. Premiums before reinsurance	491	514	305	123	75	1,508
– claims and claim-related expenses before reinsurance	(498)	(245)	(211)	(72)	(32)	(1,058)
– provision for claims before reinsurance	(12)	–	(5)	1	(9)	(25)
2. Claims expenses before reinsurance	(510)	(245)	(216)	(71)	(41)	(1,083)
– life insurance provisions before reinsurance	126	(162)	(147)	6	(1)	(178)
– unit-linked provisions before reinsurance	(55)	(48)	5	(65)	(1)	(164)
– other underwriting provisions	–	(4)	–	–	–	(4)
3. Life and other underwriting provisions before reinsurance	71	(214)	(142)	(59)	(2)	(346)
– unit-linked adjustments (capital loss) before reinsurance	(4)	11	(36)	–	–	(29)
– unit-linked adjustment (capital gain) before reinsurance	20	24	42	25	1	112
4. Unit-linked adjustments before reinsurance	16	35	6	25	1	83
5. Underwriting balance (1 to 4)	68	90	(47)	18	33	162
– acquisition costs	(41)	(44)	(18)	(16)	(11)	(130)
– administrative costs	(33)	(44)	(3)	(15)	(4)	(99)
6. Acquisition and administrative costs	(74)	(88)	(21)	(31)	(15)	(229)
– other underwriting expenses	(2)	(6)	–	(1)	(23)	(32)
– other underwriting income	2	24	–	1	11	38
7. Other underwriting income / expense	–	18	–	–	(12)	6
8. Net acquisition and management costs (6+7)	(74)	(70)	(21)	(31)	(27)	(223)
Allocated investment income	219	52	113	17	14	415
Intersectoral transfer of financial income from underwriting operations	2	–	–	–	–	2
9. Allocated investment income	221	52	113	17	14	417
10. Policyholders profit-sharing	(213)	(55)	(17)	(8)	(13)	(306)
11. Financial balance before reinsurance (9+10)	8	(3)	96	9	1	111
12. Life underwriting income before reinsurance (5+8+11)	**2**	**17**	**28**	**(4)**	**7**	**50**
13. Premiums earned ceded to reinsurers	(2)	(18)	(5)	(7)	(1)	(33)
– claims and claim-related expenses ceded to reinsurers	1	6	3	3	–	13
– provision for claims ceded to reinsurers	–	–	–	–	–	–
14. Total claims expense ceded to reinsurers	1	6	3	3	–	13
– life insurance provisions ceded	–	2	–	–	(1)	1
– unit-linked provisions ceded	–	–	–	–	–	–
– other underwriting provisions ceded	–	–	–	–	–	–
15. Life and other underwriting provisions ceded to reinsurers	–	2	–	–	(1)	1
– unit-linked adjustments (capital loss) ceded to reinsurers	–	–	–	–	–	–
– unit-linked adjustment (capital gain) ceded to reinsurers	–	–	–	–	–	–
16. Unit-linked adjustments ceded to reinsurers	–	–	–	–	–	–
17. Policyholder profit-sharing ceded to reinsurers	–	–	–	–	–	–
18. Life commissions received from reinsurers	1	4	1	1	–	7
19. Reinsurance balance, life insurance (13+14+15+16+17+18)	**–**	**(6)**	**(1)**	**(3)**	**(2)**	**(12)**
Intersectoral reinsurance transfers	–	8	–	–	(1)	7
20. Life underwriting results (12+19)	2	19	27	(7)	4	**45**
Employee profit-sharing	–	–	–	–	–	–
Net investment income excl. allocation to underwriting result	(68)	(1)	2	9	–	(58)
Intersectoral eliminations	–	–	–	–	–	–
Non-technical intersectoral transfers	–	–	–	–	–	–
Restated operating income	(66)	18	29	2	4	**(13)**
Other non-underwriting income (net)	–	(11)	–	–	3	(8)
Share in earnings of equity-accounted companies	–	–	–	–	–	–
Minority interests	4	–	(7)	–	(1)	(4)
Net income before goodwill amortisation	(62)	7	22	2	6	**(25)**
Goodwill amortisation	(5)	(1)	(8)	(1)	–	(15)
Net income after goodwill amortisation	(67)	6	14	1	6	**(40)**

(1) Excluding tax and exceptionals.

31.3 Consolidated profit and loss statement – banking activities (1)

(in millions of euros)	2004			2003 pro forma	2002 pro forma
	France	Outside France	Total	Total	Total
Gross banking income	507	43	550	626	622
Total gross banking income	**507**	**43**	**550**	**626**	**622**
Operating expenses	(279)	(18)	**(297)**	(423)	(507)
Administrative expenses	(116)	(2)	**(118)**	(122)	(127)
Total operating expense	**(395)**	**(20)**	**(415)**	**(545)**	**(634)**
Operating income	**112**	**23**	**135**	**81**	**(12)**
Intersectoral eliminations	–	–	–	–	–
Intersectoral transfers	(10)	(12)	**(22)**	6	17
Restated operating income	**102**	**11**	**113**	**87**	**5**
Other income (net)	–	–	–	–	–
Share in earnings of companies sold	–	–	–	115	18
Share in earnings of equity-accounted companies	8	–	**8**	3	5
Minority interests	(9)	–	**(9)**	(18)	22
Net income before goodwill amortisation	**101**	**11**	**112**	**187**	**50**
Goodwill amortisation	(6)	–	**(6)**	(2)	(23)
Net income after goodwill amortisation	**95**	**11**	**106**	**185**	**27**

(1) Excluding tax and exceptionals.

31.4 CONSOLIDATED PROFIT AND LOSS STATEMENT – OTHER BUSINESSES (1)

(in millions of euros)	2004							2003 pro forma	2002 pro forma
	France			Outside France			Total in and outside France	Total in and outside France	Total in and outside France
	Holding cos.	Misc.	Total	Holding cos.	Misc.	Total			
Revenues	–	23	23	–	9	9	32	33	34
Other operating income	3	5	8	–	1	1	9	15	37
Purchases used internally	(1)	–	(1)	–	–	–	(1)	(1)	(1)
Personnel expenses (incl. employee profit-sharing)	(26)	(5)	(31)	(6)	(11)	(17)	(48)	(45)	(38)
Other operating expenses	(46)	(35)	(81)	(10)	(12)	(22)	(103)	(98)	(110)
Taxes	(2)	–	(2)	(1)	–	(1)	(3)	(4)	(2)
Depreciation, amortisation and provisions	12	(1)	11	–	(5)	(5)	6	(38)	(2)
Operating income	(60)	(13)	(73)	(17)	(18)	(35)	(108)	(138)	(82)
Financial income / expense	40	5	45	2	5	7	52	121	125
Income from continuing activities	(20)	(8)	(28)	(15)	(13)	(28)	(56)	(17)	43
Intersectoral eliminations	(68)	2	(66)	(7)	14	7	(59)	(89)	(69)
Restated operating income	(88)	(6)	(94)	(22)	1	(21)	(115)	(106)	(26)
Other income (net)	–	–	–	–	–	–	–	–	–
Share in earnings of equity-accounted companies	1	–	1	–	4	4	5	5	5
Net income of consolidated companies	(87)	(6)	(93)	(22)	5	(17)	(110)	(101)	(21)
Minority interests	–	–	–	–	–	–	–	–	–
Net income before goodwill amortisation	(87)	(6)	(93)	(22)	5	(17)	(110)	(101)	(21)
Goodwill amortisation	–	2	2	–	(2)	(2)	–	(3)	(2)
Net income after goodwill amortisation	(87)	(4)	(91)	(22)	3	(19)	(110)	(104)	(23)

(1) Excluding tax and exceptionals.

32 Summary of financial income net of expenses

32.1 Summary of financial income net of expenses for fiscal year 2004

(In millions of euros)	Life insurance	Non-life insurance	Total insurance	Other activities	Total
Net investment income	2,218	759	2,977	50	**3,027**
Investment management fees	(83)	(60)	(143)	(39)	**(182)**
Income, net of losses, on disposal of investments	87	179	266	112	**378**
Net provisions for asset write-downs	170	76	246	11	**257**
Net unit-linked adjustment (1)	443	–	443	–	**443**
Net financial income, before debt service	2,835	954	3,789	134	**3,923**
Debt service	(4)	(19)	(23)	(82)	**(105)**
Total net financial income	**2,831**	**935**	**3,766**	**52**	**3,818**

(1) Gain or loss resulting from the change in the market value of unit-linked investments.

32.2 Summary of net financial income of insurance companies for fiscal year 2004

(in millions of euros)	Life			Non-life		Health		Credit insurance	Assistance	Non-life total	Insurance total
	France	Outside France	Total	France	Outside France	France	Outside France				
Investment income	1,811	463	2,274	316	206	121	21	103	10	777	**3,051**
Other investment income	43	1	44	14	17	–	5	9	11	56	**100**
Other investment expenses	(73)	(27)	(100)	(16)	(24)	–	(3)	(18)	(13)	(74)	**(174)**
Net investment income	1,781	437	2,218	314	199	121	23	94	8	759	**2,977**
Investment management fees	(74)	(9)	(83)	(33)	(15)	–	(1)	(11)	–	(60)	**(143)**
Gains on disposal of investments	477	71	548	205	90	–	1	13	2	311	**859**
Losses on disposal of investments	(252)	(209)	(461)	(38)	(75)	–	–	(12)	(7)	(132)	**(593)**
Net gains on disposal of investments	225	(138)	87	167	15	–	1	1	(5)	179	**266**
Net provisions for asset write-downs	19	151	170	8	67	–	–	(2)	3	76	**246**
Unit-linked adjustments (capital gains) (1)	539	149	688	–	–	–	–	–	–	–	**688**
Unit-linked adjustments (capital losses) (1)	(226)	(19)	(245)	–	–	–	–	–	–	–	**(245)**
Net unit-linked adjustments	313	130	443	–	–	–	–	–	–	–	**443**
Net financial income	2,264	571	2,835	456	266	121	23	82	6	954	**3,789**

(1) Gain or loss resulting from the change in the market value of unit-linked investments.

32.3 Summary of financial income net of expenses for fiscal year 2003 pro forma

(in millions of euros)	Life insurance	Non-life insurance	Total insurance	Other activities	Total
Net investment income	2,125	695	2,820	87	2,907
Investment management fees	(110)	(69)	(179)	(28)	(207)
Income, net of losses, on disposal of investments (1)	(160)	78	(82)	136	54
Net provisions for asset write-downs (3)	383	34	417	10	427
Net unit-linked adjustment (2)	556	–	556	–	556
Net financial income, before debt service	2,794	738	3,532	205	3,737
Debt service	(4)	(21)	(25)	(84)	(109)
Total net financial income	**2,790**	**717**	**3,507**	**121**	**3,628**

(1) In 2003, the AGF Group realised capital gains on its stake in Crédit Lyonnais when AGF Vie and AGF IART tendered their shares to Crédit Agricole's takeover bid. This enabled the Group to offset capital losses and shore up the equity portfolios of the following companies:
- AGF Vie: 642 million euros in net capital losses, including 349 million euros in written-back provisions,
- AGF Iart: 204 million euros in net capital losses, including 67 million euros in written-back provisions,
- AGF La Lilloise : 19 million euros in net capital losses, including 2 million euros in written-back provisions.

(2) Gain or loss resulting from the change in the market value of unit-linked investments.

(3) Following a change in intended holding periods, additional provisions for impairment in the value of assets were booked in Belgium and the Netherlands. Provisions for asset write-downs, net of write-backs, totalled 130 million euros in Belgium and 20 million euros in the Netherlands (Group share).

32.4 Summary of net financial income of insurance companies for fiscal year 2003 proforma

(in millions of euros)	Life			Non-life		Health		Credit insurance	Assistance	Non-life total	Insurance total
	France	Outside France	Total	France	Outside France	France France	Outside France				
Investment income	1,786	448	2,234	286	215	113	20	115	8	757	2,991
Other investment income	–	3	3	2	17	–	3	16	10	48	51
Other investment expenses	(97)	(15)	(112)	(45)	(28)	–	(1)	(26)	(10)	(110)	(222)
Net investment income	1,689	436	2,125	243	204	113	22	105	8	695	2,820
Investment management fees	(97)	(13)	(110)	(43)	(17)	–	(1)	(7)	(1)	(69)	(179)
Gains on disposal of investments	1,151	68	1,219	472	62	–	5	27	6	572	1 791
Losses on disposal of investments	(1,353)	(26)	(1,379)	(332)	(121)	–	–	(33)	(8)	(494)	(1,873)
Net gains on disposal of investments	(202)	42	(160)	140	(59)	–	5	(6)	(2)	78	(82)
Net provisions for asset write-downs	490	(107)	383	88	(50)	–	–	(7)	3	34	417
Unit-linked adjustments (capital gains) (2)	876	112	988	–	–	–	–	–	–	–	988
Unit-linked adjustments (capital losses) (2)	(403)	(29)	(432)	–	–	–	–	–	–	–	(432)
Net unit-linked adjustments	473	83	556	–	–	–	–	–	–	–	556
Net financial income	2,353	441	2,794	428	78	113	26	85	8	738	3,532

(2) Gain or loss resulting from the change in the market value of unit-linked investments.

32.5 Summary of financial income net of expenses for fiscal year 2002 pro forma

(in millions of euros)	Life insurance	Non-life insurance	Total insurance	Other activities	Total
Net investment income	2,288	683	2,971	67	**3,038**
Investment management fees	(170)	(55)	(225)	(20)	**(245)**
Income, net of losses, on disposal of investments	334	324	658	143	**801**
Net provisions for asset write-downs	(695)	(181)	(876)	3	**(873)**
Net unit-linked adjustment (1)	(1,123)	–	(1,123)	–	**(1,123)**
Net financial income, before debt service	634	771	1,405	193	**1,598**
Debt service	(7)	(17)	(24)	(68)	**(92)**
Total net financial income	**627**	**754**	**1,381**	**125**	**1,506**

(1) Gain or loss resulting from the change in the market value of unit-linked investments.

32.6 Summary of net financial income of insurance companies for fiscal year 2002 proforma

(in millions of euros)	Life – France	Life – Outside France	Life – Total	Non-life – France	Non-life – Outside France	Health – France	Health – Outside France	Credit insurance	Assistance	Non-life total	Insurance total
Investment income	1,891	485	2,376	240	243	146	31	101	10	771	**3,147**
Other investment income	7	25	32	(4)	87	–	4	1	1	89	**121**
Other investment expenses	(93)	(27)	(120)	(53)	(95)	–	(1)	(23)	(5)	(177)	**(297)**
Net investment income	1,805	483	2,288	183	235	146	34	79	6	683	**2,971**
Investment management fees	(158)	(12)	(170)	(29)	(16)	–	(1)	(8)	(1)	(55)	**(225)**
Gains on disposal of investments	764	87	851	330	80	–	4	67	2	483	**1 334**
Losses on disposal of investments	(477)	(40)	(517)	(66)	(59)	–	(1)	(31)	(2)	(159)	**(676)**
Net gains on disposal of investments	287	47	334	264	21	–	3	36	–	324	**658**
Net provisions for asset write-downs	(592)	(103)	(695)	(88)	(80)	–	–	(7)	(6)	(181)	**(876)**
Unit-linked adjustments (capital gains) (1)	269	10	279	–	–	–	–	–	–	–	**279**
Unit-linked adjustments (capital losses) (1)	(1,117)	(285)	(1,402)	–	–	–	–	–	–	–	**(1,402)**
Net unit-linked adjustments	(848)	(275)	(1,123)	–	–	–	–	–	–	–	**(1,123)**
Net financial income	494	140	634	330	160	146	36	100	(1)	771	**1,405**

(1) Gain or loss resulting from the change in the market value of unit-linked investments.

33 EXCEPTIONAL ITEMS

(in millions of euros)	2004	2003 pro forma	2002 pro forma
Provisions for restructuring of the health insurance business	(12)	–	–
Early retirement plan in France	–	–	(10)
Write-back of provisions for tax disputes and lawsuit contingencies	–	–	39
Gecina dilution gain	–	–	27
AGF La Lilloise network value	–	(15)	–
Provision for risks on investments in the Ahold group (1)	–	15	(15)
Divestment of subsidiaries and guarantees thereon			
– Sophia (2)	44	–	–
– Eurofactor	17	–	–
– Malaysia (MBA)	15	–	–
– Brazil (Banco AGF and Brasil Vida)	14	–	–
– Netherlands	(6)	3	–
– Belgium	(5)	–	–
– Argentina	(3)	–	–
– AGF Mat	–	–	(88)
– Chile	(1)	(12)	–
– Allianz AGF MAT UK	–	(9)	–
– Immospain	–	(2)	–
– Entenial	–	(1)	–
– Protexia International	–	–	(3)
– Other subsidiaries	1	2	(2)
Sub-total divestments	**76**	**(19)**	**(93)**
Miscellaneous	–	–	(20)
Total	**64**	**(19)**	**(72)**
Other items related to exceptional items			
Taxes	(15)	(20)	21
Minority interests	(5)	6	–
Goodwill amortisation	(9)	(108)	(7)
Global impact of exceptional items	**35**	**(141)**	**(58)**

(1) Provision for risk booked as of 31 December 2002 written back via exceptional items. This risk is now covered by provisions for lasting impairment in value booked by the companies in the Group that hold Ahold shares.

(2) Owing to Sophia's ownership history, the portion of the capital gain related to banking activities was booked an exceptional item (44 million euros) and the remainder was booked as operating income in life insurance (64 million euros) and in non-life insurance (23 million euros).

Fiscal year 2004

Exceptional items totalled a net gain of 64 million euros and did not include amounts related to exceptional items that were booked in the following accounts:

- -15 million euros in net tax expense composed of a 9 million euro charge on the sale of Sophia, a 7 million euro charge on the sale of foreign subsidiaries, a 3 million euro charge on the sale of Eurofactor and a 4 million euro credit on the restructuring of the health insurance business,
- -5 million euros in minority interests,
- -9 million euros in goodwill amortisation.

Fiscal year 2003

Exceptional items totalled a net charge of 19 million euros and did not include amounts related to exceptional items that were booked in the following accounts:

- -20 million euros in net tax expense composed of a 27 million euro charge on the sale of Entenial and a 7 million euro credit on Mondial Assistance,
- -6 million euros in minority interests,
- -108 million euros in goodwill amortisation.

Fiscal year 2002

Exceptional items totalled a net charge of 72 million euros and did not include amounts related to exceptional items that were booked in the following accounts:

- -21 million euros in tax credits composed of 3 million euros on the early retirement plan in France and 18 million euros on the sale of AGF Mat,
- -7 million euros on goodwill amortisation.

Because of the time required to assess the situation at Ahold and the lack of information needed to carry out a valuation in accordance with the Group's accounting principles, a lump-sum provision of 15 million euros, after tax, was booked against Ahold shares, in the consolidated accounts only. This charge was included in exceptional items.

"Miscellaneous" includes, among other things, a provision for the risk of loss related to the exercise of a put option on the shares of the Belgian subsidiary held by minority shareholders.

34 Corporate income taxes

(in millions of euros)	2004	2003 pro forma	2002 pro forma
Taxes due	(261)	(292)	(112)
Deferred taxes	(125)	212	64
Total	**(386)**	**(80)**	**(48)**

Tax expenses (-) and income (+) broke down as follows:

(in millions of euros)	2004	2003 pro forma	2002 pro forma
Tax expense due from the tax consolidation sub-group (1)	(11)	(67)	(13)
Tax expense due from companies outside tax consolidation group	(250)	(225)	(99)
Total tax expense due	**(261)**	**(292)**	**(112)**

(in millions of euros)	2004	2003 pro forma	2002 pro forma
Taxes of the tax consolidation sub-group			
Income tax credit on the tax consolidation group's loss	(202)	(82)	189
Deferred taxes on deferral of life acquisition costs	(24)	(9)	(16)
Taxes on internal sales eliminated in consolidation	(31)	10	27
Taxes on timing differences	(21)	145	(64)
Taxes related to first consolidation differences Athéna and Allianz	4	4	12
Other	41	31	(109)
Deferred tax credit / (expense) of tax consolidation sub-group (1)	(233)	99	39
Deferred tax credit / (expense) of companies outside tax consolidation group	108	113	25
Total deferred tax credit / (expense)	**(125)**	**212**	**64**
Tax expense of tax consolidation sub-group (1)	(244)	32	26
Tax expense of other companies (2)	(142)	(112)	(74)
Total tax expense	**(386)**	**(80)**	**(48)**

(1) Taxes of the AGF tax consolidation group.

Taxes for fiscal year 2004
In 2004, taxes due were reduced by using full-rate deferred losses from fiscal years 1999, 2001 and 2002 amounting to 608 million euros.

Taxes for fiscal year 2003
In 2003, taxes due were reduced by using full-rate deferred losses from fiscal year 1999 amounting to 327 million euros.

Taxes for fiscal year 2002
In 2002, taxes due were reduced by using full-rate deferred losses from fiscal year 1998 amounting to 121 million euros, booked against reduced-rate taxes due.

(2) Taxes of the other companies.

Taxes for fiscal year 2004
In 2004, taxes due related to the following companies: Euler Hermes (-95 million euros), AGF Ras Group (-22 million euros), Assurances Fédérales (-6 million euros), AGF do Brasil Group (-5 million euros), Allianz Nederland Group (-36 million euros), Athéna Gestion (-5 million euros), AGF Benelux Group (55 million euros), Mondial Assistance Group (-9 million euros), and other (-19 million euros).

Taxes for fiscal year 2003
In 2003, taxes due related to the following companies: Euler Hermes (-75 million euros), AGF Ras Group (-25 million euros), Assurances Fédérales (-3 million euros), AGF do Brasil Group (-4 million euros), Athéna Gestion (-7 million euros), Royal Nederland Group (-3 million euros), Mondial Assistance (-4 million euros), and other (-8 million euros).

Taxes for fiscal year 2002
In 2002, taxes due related to the following companies: Euler Hermes (-41 million euros), Mondial Assistance (-6 million euros), AGF do Brasil Group (-3 million euros), Athéna Afrique Group (-2 million euros), Adriatica Group (-2 million euros), AGF International (-2 million euros) and other (-17 million euros).

34.1 Reconciliation between theoretical and effective tax expense

(in millions of euros)	2004	2003 pro forma	2002 pro forma
Net income, group share	**1,104**	680	175
Minority interest	**77**	33	18
Total net income	**1,181**	713	193
Tax credit (expense)	**(386)**	(80)	(48)
Share in earnings of equity-accounted companies	**106**	137	81
Pre-tax income before equity-accounted earnings	**1,461**	656	160
Theoretical tax credit / (expense)	**(518)**	(232)	(57)
Permanent differences	**44**	(54)	(4)
of which goodwill amortisation	(36)	(80)	(57)
Tax rate differences	**(14)**	2	53
Impact of variable deferred	**4**	(1)	–
Deferred tax liability on provisions for write-downs of securities	**–**	5	(5)
Other differences (1)	**98**	200	(35)
Effective tax credit / (expense)	**(386)**	**(80)**	**(48)**

(1) In France, the 2004 tax law has made it possible to carry tax losses forward indefinitely. As a result, all tax losses and deferred taxes on timing differences (of a tax nature) were capitalised on the balance sheet. Outside France, not all tax loss carryforwards were capitalised (see note 18).

Effective tax rate: 35.43%.

35 PERSONNEL

Average number of employees in consolidated companies:
(for proportionally consolidated companies, the number of employees is pro-rated at the consolidation percentage)

	2004	2003 pro forma	2002 pro forma
Sales and marketing personnel in France	**4,968**	4,452	4,613
Administrative personnel in France	**11,588**	12,741	12,904
International network personnel	**15,299**	15,571	15,231
Total	**31,855**	**32,764**	**32,748**
Personnel in France by activity:			
Non-life insurance	**9,777**	10,106	10,242
Life insurance	**5,720**	5,967	6,194
Banking	**773**	833	834
Other	**286**	287	247
Total	**16,556**	**17,193**	**17,517**
Personnel outside France by activity:			
Insurance	**13,550**	13,644	14,531
Banking	**26**	186	185
Other	**1,723**	1,741	515
Total	**15,299**	**15,571**	**15,231**
Personnel in France by rank:			
Management and related functions	**6,957**	6,337	6,133
Non-management	**9,599**	10,856	11,384
Total	**16,556**	**17,193**	**17,517**
Personnel outside France by rank:			
Management and related functions	**2,113**	1,930	1,781
Non-management	**13,186**	13,641	13,450
Total	**15,299**	15,571	15,231

Change in number of employees

The change in the number of employees was mainly due to changes at the Euler Hermes group and to the restructuring of the AGF Benelux, AGF Do Brasil, AGF Colombia and AGF Chile groups.

Total personnel expense for the AGF Group stood at 1,667 million euros in 2004 vs. 1,684 million euros in 2003.

35.1 Administrative bodies

Compensation paid in 2004 to corporate officers was as follows:
– to Chairman Jean-Philippe Thierry (from 1 January to 31 December 2004) the sum of 1,563,378 euros including:

- a fixed annual salary of 667,431 euros (662,389 euros in 2003),
- a variable portion paid in 2004 of 840,000 euros. Half of variable pay is based on quantitative criteria related to earnings; the other half is based on individual, qualitative criteria,
- directors fees of 25,200 euros paid by AGF SA and 30,747 euros paid by other AGF Group companies.

Chairman Jean-Philippe Thierry has the use of a company car and a chauffeur.
For fiscal year 2004, the Board of Directors decided, at its 21 September 2004 meeting, and on the recommendation of the Compensation Committee to award a total of 18,143 SARs to Chairman Jean-Philippe Thierry.

Pre-tax compensation paid during the year to directors representing employees and employee shareholders totalled 294,505 euros including 72,400 euros in directors fees.

In 2004, directors fees paid by AGF SA to members of the board of directors totalled 321,600 euros, including 72,400 euros in directors fees paid to employee directors and employee shareholders and 25,200 euros paid to the Chairman.

Before AGF was privatised, a supplementary pension plan applied to the chairman, the vice-chairman and the managing directors of the insurance companies.
As of 31 December 2004 commitments under this plan totalled 2.911 million euros. At that date, the two beneficiaries of the plan were Michel Albert and Jean-Daniel Lefranc.
After AGF was privatised, a new complementary pension plan was implemented for the members of the Executive Committee, in lieu of the one that existed in nationalised insurance companies. Executive Committee members, including the corporate officers, are beneficiaries of this specific plan, whose terms are governed by company policy, approved by the Board of Directors on 15 April 1998. As of 31 December 2004, commitments under this plan totalled 11.191 million euros, of which 8.798 million euros had been fully paid to a management company outside the AGF Group. A provision was booked for the balance.

35.2 Stock options

Pursuant to articles L225-177 through L225-184 of the Commercial Code, on several occasions since 1990 the General Meeting of Shareholders has granted options to subscribe or purchase stock to employees and corporate officers of the Group under terms and conditions established by law.

Compensation Committee

The mission of the Compensation Committee of the Board of Directors is to review the recommendations of general management in respect of stock purchase and subscription plans authorised by the Extraordinary General Meeting of Shareholders and to present them to the Board for approval.
The committee comprises: Mr A. Lévy-Lang (Chairman), Mr M. Diekmann and Mrs B. Majnoni d'Intignano.
The stock option grant policy implemented within the AGF Group applies equally to all optionees, including members of the Executive Committee. Its purpose is to retain and motivate employees.
The policy is based on the decision of the Board of Directors, based in turn on a Compensation Committee report on recommendations from general management regarding stock subscription and purchase plans authorised by the shareholders at their Extraordinary General Meeting.

35.2.1 Type of options

Options granted by the Board of Directors have included stock purchase options (up until the company's privatisation), stock subscription options from 1996 until 1998, stock purchase options from 1999 until 2001 and stock subscription options again in 2002, 2003 and 2004.

35.2.2 Eligibility

The following categories of employees are eligible for stock options:
– AGF Group executives,
– the officers and operating directors of subsidiaries,
– other employees, based on performance and job requirements.

35.2.3 Frequency of plan

There have been stock options granted in each year since 1990.

35.2.4 Conditions for exercising options granted in 2004

Stock options are valid for a period of eight years, or up through 19 October 2012.
Except in the event of death or disability, options cannot be exercised for the first year, or until 19 October 2005. The shares acquired through exercise of the options may not be sold until the holding period required to qualify for exemption from social benefit charges on the capital gain arising from the subscription has expired.
The termination of an employment contract or loss of a corporate officership leads to the loss of options, except in certain circumstances (death, disability, voluntary and involuntary retirement, and miscellaneous events based on the decision of the Board of Directors).

STATUS OF STOCK OPTIONS AS OF 31 DECEMBER 2004

Date of grant	Option type	Total number of options that could be exercised initially	Total number of options that can be exercised (1)	Including number that can be exercised by 10 top employee optionees (2)	Including number that can be exercised by officers (3)	Number of optionees	Vesting date	Expiration date	Exercise price	Number of options exercised	Number of unexercisable options (4)	Of which options that became unexercisable during the year (4)	Number of remaining options
02.02.96	(P)	637,000	638,162	76,000	20,000	178	03.02.98	02.02.04	22.82	558,046	80,116	7,154	–
19.12.96	(S)	794,150	798,993	167,750	61,250	194	20.12.98	19.12.04	23.39	679,049	119,944	4,798	–
17.09.97	(S)	734,500	749,436	162,637	51,098	179	17.09.02	17.09.05	31.92	711,625	11,750	–	26,061
18.09.98	(S)	959,000	978,256	214,615	61,318	230	16.10.03	16.10.06	42.59	359,861	93,514	–	524,881
14.09.99	(P)	1,000,000	1,020,521	235,055	61,318	240	12.10.04	12.10.07	47.08	46,902	73,709	–	899,910
20.09.00	(P)	1,000,000	1,020,240	130,816	42,923	341	18.10.02	18.10.08	55.80	3,000	83,132	–	934,108
19.09.01	(P)	1,022,100	1,043,317	145,793	66,427	346	17.10.03	17.10.09	47.55	–	64,288	–	979,029
02.09.02	(S)	850,000	850,000	125,690	52,520	356	30.09.04	30.09.10	33.66	10,130	–	–	839,870
23.09.03	(S)	1,118,250	1,118,250	172,000	100,000	348	21.10.04	21.10.11	42.64	–	–	–	1,118,250
21.09.04	(S)	1,116,600	1,116,600	251,000	100,000	315	19.10.05	19.10.12	51.49	–	–	–	1,116,600
TOTAL		9,231,600	9,333,775	1,681,356	616,854					2,368,613	526,453	11,952	6,438,709

(P) Purchase option. (S) Subscription option.

(1) Due to an adjustment in the number and price of options that may be subscribed to or purchased and not yet exercised as of 14 May 2002, resulting from the distribution of reserves, decided on that date.

(2) Non-corporate officers starting from fiscal year 2000. Prior to fiscal year 2000, these are options exercisable by members of the AGF Executive Committee, including the Chairman.

– In fiscal years 2001, 2002 and 2003, there were six "ties" for the 10 largest grants, bringing the total number of "top 10" optionees to 12, 14 and 11, respectively.
– In fiscal year 2004, there were 11 "ties" for the top ten largest grants, bringing *the total number of "top 10" optionees to 16.*

(3) Represents the number of options that could be exercised by Chairman Antoine Jeancourt-Galignani from February 1996 to September 2000 and by Chairman Jean-Philippe Thierry since September 2001.

(4) Owing to loss of rights.

On 21 September 2004, the Board of Directors voted to grant stock subscription options to Chairman Jean-Philippe Thierry: 100,000 options at 51.49 euros expiring 19 October 2012, and to the 16* top non-officer employees: 251,000 options at 51.49 euros expiring 19 October 2012.

* Includes 11 "ties".

35.2.5 Stock Appreciation Rights

Allianz AG has implemented a long-term profit-sharing system for executives in all companies of the Group.

Known as the Stock Appreciation Rights Plan (SAR), the programme is a bonus mechanism tied to the price of Allianz AG stock over a seven year period. This international plan also has a hedging mechanism through which the company can limit its total pay-out when SARs are exercised.

SAR recipients receive a sum equal to the product of the share price rise and the number of options granted in addition to the regular salary paid by their employing company.

The number of options is based on salary, which is weighted by three criteria of equal weight, one based on the Allianz Group's business performance, one based on that of AGF, and the third on the evaluation of the Chairman of AGF of the performance of each grant recipient.

Options are valid for seven years, but they do not vest until two years after grant and can be exercised only if the Allianz AG share price has risen by at least 20% and has outperformed the Dow Jones Stoxx Index for five consecutive days.

For 2004, the Board of Directors decided, at its 21 September 2004 meeting and on the recommendation of the Compensation Committee, to grant 18,143 SARs to Chairman Jean-Philippe Thierry.
It also granted a total of 23,970 SARs to other members of the Executive Committee.

ALLIANZ STOCK APPRECIATION RIGHTS (SAR) GRANTED TO CHAIRMAN JEAN-PHILIPPE THIERRY

Year	Number of SARs granted	Exercise price *(in euros)*	Grant date
2001	2,318	322.14	1 April 2001
2002	1,565	265.00	1 April 2002
2003	7,572	65.91	1 April 2003
2004	18,143	83.47	1 April 2004
Total	29,598		

35.3 COMMITMENTS UNDER PENSION PLANS AND RELATED EMPLOYEE BENEFITS

35.3.1 AGF in France (ESU)

Pension fund: see note 36.1.

Post-employment benefits

1 Defined benefit plans

General plan description:

- **Supplementary retirement plan:** defined benefit plan for executives offering a maximum benefit of 20% of the average of the last three years' salaries (base salary + bonus).
- **Ballaresque plan:** additional pension plan for the Chairman and Managing Directors of nationalised insurance companies. These plans were put in place in 1980 by the Economy and Finance Ministry, and ended when the AGF Group was privatised in 1996.
- **Retirement bonus:** (indemnités de fin de carrière): benefits paid in accordance with the French insurance industry's collective bargaining agreement.

Name of plan *(in thousands of euros)*	2004			
	Supplementary retirement plan	Ballaresque plan	Retirement bonus	Total
Change in actuarial liabilities				
– Value of actuarial liabilities at start of period	(8,798)	(2,550)	(40,305)	(51,653)
– Current service costs	(1,019)	–	(2,181)	(3,200)
– Interest	(446)	(131)	(2,138)	(2,715)
– Employee contributions	–	–	–	–
– Changes to plan	–	–	–	–
– Acquisition/disposal of subsidiaries	–	–	–	–
– Plan curtailments	–	–	–	–
– Plan discontinuations	–	–	–	–
– Exceptional events	–	–	–	–
– Actuarial gains & (losses)	(1,131)	(383)	(6,568)	(8,082)
– Benefits paid	204	153	554	911
– Conversion differences	–	–	–	–
– Other	–	–	(46)	(46)
– Value of actuarial liabilities at end of period (A)	**(11,190)**	**(2,911)**	**(50,684)**	**(64,785)**
Change in plan assets				
– Fair value of plan assets at start of period	8,784	–	34,096	42,880
– Actual yield of plan assets	420	–	1,322	1,742
– Employee contributions	–	–	–	–
– Employer contributions	–	–	–	–
– Acquisition/disposal of subsidiaries	–	–	–	–
– Plan curtailments	–	–	–	–
– Plan discontinuations	–	–	–	–
– Benefits paid	(204)	–	(554)	(758)
– Conversion differences	–	–	–	–
– Other: gains/(losses) on assets	–	–	–	–
– Fair value of plan assets at end of period (B)	**9,000**	–	**34,864**	**43,864**
Financial coverage (A + B)	**(2,190)**	**(2,911)**	**(15,820)**	**(20,921)**
– Actuarial gains and losses to be amortised	–	–	–	–
– Past service costs to be amortised	–	–	–	–
– Initial liability to be amortised	–	–	–	–
– Unrecognised assets	–	–	–	–
Net commitment	**(2,190)**	**(2,911)**	**(15,820)**	**(20,921)**

.../...

Name of plan *(in thousands of euros)*	2004 Supplementary retirement plan	Ballaresque plan	Retirement bonus	Total
Net commitments	**(2,190)**	**(2,911)**	**(15,820)**	**(20,921)**
Fair value of rights to reimbursement				
– Fair value of rights to reimbursement at start of period	–	–	–	–
– Fair value of rights to reimbursement at close of period	–	–	–	–
– Detail on rights to reimbursement	–	–	–	–
Period costs				
– Current service costs	1,019	–	2,181	3,200
– Interest costs (of revaluation)	446	131	2,138	2,715
– Expected yield on the assets in the plan	(391)	–	(1,691)	(2,082)
– Expected yield on all other assets	–	–	–	–
– Amortisation of actuarial gains and losses	1,101	383	6,937	8,421
– Amortisation of past service costs	–	–	–	–
– Amortisation of unrecognised initial liability	–	–	–	–
– Profit or loss resulting from curtailment or discontinuation	–	–	–	–
– Assets at maximum value	–	–	–	–
– Exceptional events	–	–	–	–
– Other	–	–	–	–
Total cost during the period	**2,175**	**514**	**9,565**	**12,254**
Effective yield of plan assets	**–**	**–**	**–**	**–**
Actuarial assumptions *(in %)*				
Euroland plan				
– Discount rate	4.50	4.50	4.50	–
– Inflation rate	2.00	2.00	2.00	–
– Expected yield on plan assets	4.50	–	4.50	–
– Expected yield on all rights to reimbursement booked as assets	–	–	–	–
– Expected rate of salary increases	3.00	–	3.00	–
– Expected rate of increase in medical costs	–	–	–	–
– Rate of increase in annuities	Based on revaluation of Sécurité Sociale pension	–	–	–
– Retirement age	If born before 1950, 62; otherwise, 63	–	*Management:* if born before 1950, 62; otherwise, 64 *Non-management:* if born before 1950, 60; otherwise, 61	–
– Remaining service period	–	–	–	–
– Other important actuarial assumptions	–	–	–	–
Structure of plan assets *(in %)*				
– Equities	9.80	–	5.00	–
– Bonds	5.70	–	89.20	–
– Properties	–	–	–	–
– Other instruments	84.50	–	5.80	–
Amount included in the fair value of plan assets				
– Fair value of shares issued by the consolidating company	–	–	–	–
– Fair value of bonds issued by the consolidating company	–	–	–	–
– Fair value of other financial instruments issued by the consolidating company	–	–	–	–
– Fair value of property assets used by the consolidating company	–	–	–	–

35.3.2 *Euler Hermes*

Post-employment benefits

1 Defined contribution plans

General plan description:

- **La Mondiale:** the insurance companies must pay 1% of their annual payroll to a funded pension plan. The funds are managed by the insurance company La Mondiale.
- ***Euler American Credit Indemnity Company Associates Retirement Savings Plan:*** this is a defined contribution plan for full-time employees of Euler American Credit Indemnity who have rendered at least one hour of service. In compliance with the Employee Retirement Income Security Act of 1974 (ERISA), a provision must be booked in respect of this plan.

Name of plan *(in thousands of euros)*	2004				
	La Mondiale	EACI Associates Retirement	EHUK plc Defined contribution plan	Hermes employees' defined contribution plan	Total
Amount of contributions booked as expenses during the period	498	1,694	597	20	2,809
Commitment booked to liabilities	–	1,413	–	–	1,413

2 Defined benefit plans

General plan description:

- **Retirement bonus *(indemnités de fin de carrière)*:** rights under this plan are defined by the insurance industry's collective bargaining agreement. This plan is financed by both employer and employee contributions under a contract with an insurance company.
- **PSAD:** this plan is now closed. Only former executives of the Group are affected.
- **TFR** (Euler Hermes Italy).
- **Final Salary Pension Scheme** (Euler Hermes UK plc).
- **AVK/APV EPV:** this pension plan covers employees of Hermes in Germany.
- **Group Insurance**: the commitment is covered by an insurance company (AGF Belgium). A deferred, lump-sum payment based on the most recent salary is promised to all employees when they reach the age of 60. A lump-sum payment is also made in the event of death during employment.

Name of plan *(in thousands of euros)*	2004						
	Retirement bonus	PSAD	TFR	Final Salary Pension Scheme	AVK/APV EPV	Group Insurance	Total
Net commitments	**(3,541)**	**(5,032)**	**–**	**(48,201)**	**(46,167)**	**(4,806)**	**(107,747)**
Fair value of rights to reimbursement							
– Fair value of rights to reimbursement at start of period	–	–	12,022	–	–	–	12,022
– Fair value of rights to reimbursement at close of period	–	–	12,987	–	–	–	12,987
– Detail on rights to reimbursement	–	–	–	–	–	–	–
Period costs							
– Current service costs	247	–	–	3,641	6,006	785	10,679
– Interest costs (of revaluation)	203	196	–	5,490	13,666	559	20,114
– Expected yield on the assets in the plan	(26)	–	–	(4,750)	(12,229)	(320)	(17,325)
– Expected yield on all other assets	–	–	–	–	–	–	–
– Amortisation of actuarial gains and losses	–	–	–	–	–	–	–
– Amortisation of past service costs	–	–	–	–	–	–	–
– Amortisation of unrecognised initial liability	–	–	–	–	–	–	–
– Profit or loss resulting from curtailment or discontinuation	–	–	–	–	–	–	–
– Assets at maximum value	–	–	–	–	–	–	–
– Exceptional events	–	–	–	–	–	–	–
– Other	–	–	–	421	–	172	593
Total cost for the period	**424**	**196**	**–**	**4,802**	**7,443**	**1,196**	**14,061**

.../...

Name of plan *(in thousands of euros)*	2004 Retirement bonus	PSAD	TFR	Final Salary Pension Scheme	AVK/APV EPV	Group Insurance	Total
Effective yield of plan assets	**26**	**–**	**–**	**–**	**–**	**–**	**26**
Actuarial assumptions							
Euroland plan							
– Discount rate	5%	4%	4%	6%	5%	6%	–
– Inflation rate	2%	2%	2%	3%	–	2%	–
– Expected yield on plan assets	5%	–	–	7%	5%	5%	–
– Expected yield on all rights to reimbursement booked as assets	–	–	–	–	–	5%	–
– Expected rate of salary increases	3%	–	1%	4%	2%	4%	–
– Expected rate of increase in medical costs	–	–	–	3%	–	–	–
– Rate of increase in annuities	–	2%	3%	3%	2%	–	–
– Retirement age	60	–	60 (W) 65 (M)	63	–	60	–
– Remaining service period	10	–	–	20	15	14	–
– Other important actuarial assumptions	–	60%*	–	–	–	3%	–
Structure of plan assets							
– Equities	–	–	7%	52%	14%	–	–
– Bonds	100%	–	86%	47%	82%	–	–
– Properties	–	–	–	–	3%	–	–
– Other instruments	–	–	7%	1%	1%	100%	–
Amount included in the fair value of plan assets							
– Fair value of shares issued by the consolidating company	–	–	–	–	–	–	–
– Fair value of bonds issued by the consolidating company	–	–	–	–	–	–	–
– Fair value of other financial instruments issued by the consolidating company	–	–	–	–	–	–	–
– Fair value of property assets used by the consolidating company	–	–	–	–	–	–	–

* 60% of actuarial assumption is the reversion rate on the main pension (on the death of the primary beneficiary, the spouse receives 60% of the benefits).

35.3.3 AGF International
Post-employment benefits

1 Defined contribution plans

	2004						
	AGF Belgium Group	Allianz Seguros	Colseguros	Allianz Nederland	Adriatica de Seguros	AGF UK	Total
Name of plan *(in thousands of euros)*	Plan 7176-4804-2597-7177-7981-4240				HCM Vitalicio		Total
Amount of contributions booked as expenses during the period	(1,892)	(1,258)	–	–	(143)	–	(3,293)
Commitment booked to liabilities	(19,181)	–	–	–	(143)	–	(19,324)

2 Defined benefit plans

	2004						
	AGF Belgium Group	Allianz Seguros	Colseguros	Allianz Nederland	Adriatica de Seguros	AGF UK	Total
Name of plan *(in thousands of euros)*	Plan 22-2231-7001-4752			Final Salary Pension Scheme	Clausula 24	AGF UK Pension Fund	Total
Change in actuarial liabilities							
– Value of actuarial liabilities at start of period	(46,813)	(26,334)	(19,524)	(244,100)	(114)	(157,294)	(494,179)
– Current service costs	(2,399)	(76)	–	(12,400)	(3)	(142)	(15,020)
– Interest	(2,128)	(1,067)	(1,171)	(12,300)	(29)	(10,487)	(27,181)
– Employee contributions	(145)	–	–	–	–	(1,277)	(1,422)
– Changes to plan	–	–	–	–	–	–	–
– Acquisition/disposal of subsidiaries	–	–	–	–	–	–	–
– Plan curtailments	–	–	–	–	–	–	–
– Plan discontinuations	–	–	–	–	–	–	–
– Exceptional events	–	–	–	–	–	–	–
– Actuarial gains & (losses)	(884)	(36)	(270)	(7,700)	(9)	8,252	(647)
– Benefits paid	1,781	2,110	1,601	4,300	–	6,249	16,041
– Conversion differences	–	–	–	–	–	–	–
– Other	(1,504)	–	7,199	–	95	(697)	5,093
– Value of actuarial liabilities at end of period (A)	(52,092)	(25,402)	(12,165)	(272,200)	(60)	(155,395)	(517,314)
Change in plan assets							
– Fair value of plan assets at start of period	–	–	–	176,600	–	124,248	300,848
– Actual yield of plan assets	–	–	–	10,100	–	10,221	20,321
– Employee contributions	–	–	–	15,100	–	1,277	16,377
– Employer contributions	–	–	–	–	–	–	–
– Acquisition/disposal of subsidiaries	–	–	–	–	–	–	–
– Plan curtailments	–	–	–	–	–	–	–
– Plan discontinuations	–	–	–	–	–	–	–
– Benefits paid	–	–	–	(4,100)	–	(6,249)	(10,349)
– Conversion differences	–	–	–	–	–	–	–
– Other	–	–	–	8,700	–	–	8,700
– Fair value of plan assets at end of period (B)	–	–	–	206,400	–	129,497	335,897
Financial coverage (A + B)	(52,092)	(25,402)	(12,165)	(65,800)	(60)	(25,899)	(181,418)
– Actuarial gains and losses to be amortised	–	–	–	–	–	–	–
– Past service costs to be amortised	–	–	–	–	–	–	–
– Initial liability to be amortised	–	–	–	–	–	–	–
– Unrecognised assets	–	–	–	–	–	–	–
Net commitment	(52,092)	(25,402)	(12,165)	(65,800)	(60)	(25,899)	(181,418)

.../...

	2004						
	AGF Belgium Group	Allianz Seguros	Colseguros	Allianz Nederland	Adriatica de Seguros	AGF UK	Total
Name of plan	Plan 22-2231-7001-4752			Final Salary Pension Scheme	Clausula 24	AGF UK Pension Fund	Total
(in thousands of euros)							
Net commitments	**(52,092)**	**(25,402)**	**(12,165)**	**(65,800)**	**(60)**	**(25,899)**	**(181,418)**
Fair value of right to reimbursement							
– Fair value of rights to reimbursement at start of period	–	–	–	–	–	–	–
– Fair value of rights to reimbursement at close of period	–	–	–	–	–	–	–
– Detail on rights to reimbursement	–	–	–	–	–	–	–
Period costs							
– Current service costs	2,399	(76)	–	13,400	(3)	142	15,862
– Interest costs (of revaluation)	2,128	(1,066)	(1,171)	13,300	(29)	10,487	23,650
– Expected yield on the assets in the plan	(1,448)	–	–	(11,000)	–	(10,221)	(22,669)
– Expected yield on all other assets	–	–	–	–	–	–	–
– Amortisation of actuarial gains and losses	2,494	(36)	–	–	(9)	–	2,449
– Amortisation of past service costs	–	–	–	300	–	–	300
– Amortisation of unrecognised initial liability	–	–	–	–	–	–	–
– Profit or loss resulting from curtailment or discontinuation	–	–	–	–	–	–	–
– Assets at maximum value	–	–	–	–	–	–	–
– Exceptional events	–	–	–	–	–	–	–
– Other	–	–	3,933	–	–	–	3,933
Total cost during the period	**5,573**	**(1,178)**	**2,762**	**16,000**	**(41)**	**408**	**23,525**
Effective yield of plan assets	–	–	–	–	–	–	–
Actuarial assumptions							
Euroland plan							
– Discount rate	4.55%	4.05%	4.80%	5.00%	18.00%	5.94%	–
– Inflation rate	2.00%	–	4.50%	2.00%	20.00%	2.90%	–
– Expected yield on plan assets	4.55%	4.05%	–	6.00%	–	5.94%	–
– Expected yield on all rights to reimbursement booked as assets	–	–	–	–	–	–	–
– Expected rate of salary increases	3.50%	–	–	2.25%	20.00%	4.40%	–
– Expected rate of increase in medical costs	–	–	–	5.00%	20.00%	–	–
– Rate of increase in annuities	–	3.00%	–	2.00%	–	3.4% à 3.6%	–
– Average retirement age	–	–	–	62	55 (W) 60 (M)	60 or 65 depending on cat.	–
– Remaining service period	13.24	–	–	–	–	–	–
– Other important actuarial assumptions	–	–	–	–	–	–	–
Structure of plan assets							
– Equities	12.22%	–	–	26.00%	–	59.47%	–
– Bonds	61.06%	–	–	68.50%	–	39.32%	–
– Properties	6.09%	–	–	2.00%	–	0.00%	–
– Other instruments	20.63%	–	–	3.50%	–	1.20%	–
Amount included in the fair value of plan assets							
– Fair value of shares issued by the consolidating company	–	–	–	–	–	–	–
– Fair value of bonds issued by the consolidating company	–	–	–	–	–	–	–
– Fair value of other financial instruments issued by the consolidating company	–	–	–	–	–	–	–
– Fair value of property assets used by the consolidating company	–	–	–	–	–	–	–

36 OFF-BALANCE SHEET COMMITMENTS

36.1 OFF-BALANCE SHEET COMMITMENTS OF INSURANCE COMPANIES

(in millions of euros)	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
Guarantees, securities, pledges (1)	188	429	402
Securities and assets acquired with a commitment to resell (2)	233	287	368
Other commitments related to securities (assets)	123	52	6
Other commitments given (3)	650	211	106
Total commitments given	1,194	979	882
Securities, loan guarantees, pledges (4)	1,256	1,205	1,183
Securities and assets acquired with a commitment to resell	–	–	–
Other commitments related to securities (assets)	120	–	3
Other commitments received (5)	2,445	1,772	1
Total commitments received	3,821	2,977	1,187
Securities pledged by reinsurers	833	698	1,031
Securities given by reinsured parties under joint and several guarantees or with substitution rights	–	–	–

(1) Includes a letter of credit of 41 million euros and a liability guarantee of 15 million euros.
(2) Private equity fund subscription commitments.
(3) Includes primarily 157 million euros in unpaid premiums on the purchase of caps and 335 million euros in bank guarantees.
(4) Includes primarily mortgage commitments of AGF Belgium of 1,224 million euros.
(5) Includes primarily Allianz Leven shares pledged as collateral as follows: 892 million euros at AGF IART and 1,245 million euros at AGF Vie.

Other off-balance sheet commitments
AGF employee retirement plan
Under the agreement entered into in September 1999 with labour unions on the closing of the AGF lead retirement plan, the allocation paid by the fund takes two forms:
– a differential benefit, paid to pensioners who took retirement before the plan was closed (i.e. before 15 September 1999). Its annual amount is calculated by subtracting other retirement amounts (SS, ARRCO, AGIRC, RRP) from the overall benefit paid by the fund. Starting in 2000 and up through 2004, the overall benefit will be revalued each year by a rate equal to the average of ARRCO and AGIRC increases less 2% with a floor of 0%. Starting in 2005, the fund Board of Directors may adopt more favourable valuation rules up to certain limits if the plan situation permits.
– an additive benefit granted to active employees at the time the plan was closed (on 15 September 1999). The amount of this benefit was calculated at the closing date on the basis of each qualifying employee's situation as of 31 December 1998. The rights of active employees will increase on the basis of the financial performance of the investments, recognising that a revaluation rate of 4.5% has been selected. The revaluation rate is decided each year by the Board of Directors.

Retirement commitments will be met by provisions booked from fund reserves and a contribution of 144.8 million euros paid in late 1999 by the company for the purpose of guaranteeing its commitments, which totalled 229.7 million euros at 31 December 2004.

At 31 December 2004, assets totalled 254.7 million euros, including 90.4% in fixed-income instruments and 9.6% in equities and hybrid instruments (0.8% hybrids). The fair value of the assets was 242.5 million euros.

Investment income totalled 11.5 million euros and realised capital gains 5.1 million euros.

Guarantee received by AGF Belgium Insurance
AGF Belgium Insurance has received mortgage commitments of 1,224 million euros as security for loans granted.

Guarantee given by AGF Belgium Insurance
AGF Belgium Insurance has granted a guarantee to ING Belgique, in connection with the sale of AGF Belgium Bank, limited to 45% of the sale price. The guarantee is valid for two years from the effective date.

Guarantee given by AGF Insurance UK Ltd
AGF Insurance UK Ltd has made a commitment, via LUC Holding Ltd, to manage and lease the London Underwriting Centre until 2016.

The amount of the commitment corresponds to the remaining, unprovisioned lease payments.

Sale of Allianz Marine UK Ltd
As part of its effort to group all MAT activities in one place within the Allianz Group, Allianz and AGF agreed that during 2003 AGF Iart will sell its wholly-owned subsidiary Allianz AGF Mat Ltd, renamed Allianz Marine (UK) Ltd in 2002. In 2000, Allianz Marine (UK) Ltd purchased a 25% stake in Tindall Riley Marine Ltd, a mutual shipowners' management company, with a commitment gradually to take control (50% in 2003, 100% in 2006). The transaction, approved by the Transactions Committee, also included guarantees from AGF Iart in favour of Allianz Marine & Aviation Versicherungs-Aktiengesellschaft Hamburg, the transferee.

These guarantees are limited to GBP 10 million.

Commitment to pay premiums on Cat bonds
Under the reinsurance program to cover storm risk in France and earthquake risk in Monaco, AGF Iart promised to pay 34 million dollars to the Irish company Mediterranean-Re before the end of 2005. The amount remaining to be paid at 31 December 2004 was 7 million dollars.

Commitments to Allianz related to the sale of AGF Mat (see note 39)

All quantifiable commitments are indicated herein. If it was not possible to quantify a commitment, no figure was indicated.

All material commitments, in accordance with applicable accounting standards, are presented herein.

Liability guarantee granted to Crédit Lyonnais/Crédit Agricole
A liability guarantee has been granted to Crédit Lyonnais/Crédit Agricole in connection with Euler Hermes' sale of its stake in Eurofactor to Crédit Lyonnais/Crédit Agricole. Limited to 10 million euros, this guarantee covers tax and tax-related risks dating to before 31 December 2003 with an activation threshold of 1 million euros. Separately, certain disputes against which provisions were booked in Eurofactor's 2004 closing balance sheet are subject to a recovery clause in favour of Euler Hermes, should they lead to write-backs in the future. No provisions were booked in Euler Hermes' financial statements as of 31 December 2004.

36.2 Off-balance sheet commitments of banks

(in millions of euros)	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
Financial guarantees given	312	333	359
Financial guarantees received	–	332	386
Guarantee commitments given	755	1,219	745
Guarantee commitments received	1,226	1,215	1,255
Security commitments to be delivered	–	2	14
Security commitments to be received	–	2	13
Total commitments given	**1,067**	**1,554**	**1,118**
Total commitments received	**1,226**	**1,549**	**1,654**

Guarantee granted by Banque AGF

Banque AGF has issued a guarantee in the amount of 12.2 million euros on behalf of AGF in favour of the French tax authorities to cover back taxes charged to Allianz Holding France and related to the 1997 and 1998 tax years.

Financing of defeasances

1st defeasance (see note 17). 2nd defeasance (see note 17).

All quantifiable commitments are indicated herein. If it was not possible to quantify a commitment, no figure was indicated.

All material commitments, in accordance with applicable accounting standards, are presented herein.

36.3 Off-balance sheet commitments of other activities

(in millions of euros)	31.12.2004	31.12.2003 pro forma	31.12.2002 pro forma
Pledges, loans and other guarantees (1)	59	81	90
Other commitments given (2)	80	121	118
Total commitments given	**139**	**202**	**208**
Pledges, loans and other guarantees	6	16	11
Other commitments related to securities (assets)	–	–	5
Other commitments received (3)	938	654	613
Total commitments received	**944**	**670**	**629**

(1) Property guarantees totalling 48 million euros.

(2) Guarantee given to the employees of Banco Atlantico
AGF International guarantees payment, up to 3 million euros, of pension obligations for the employees of Banco Atlantico under a policy (no. 0700047719) underwritten by Allianz Seguros.

Guarantee given to employees of Banco Espagnol de Crédito
AGF International guarantees payment, up to 64 million euros, of pension obligations for the employees of Banco Espagnol de Credito under an insurance policy (no. 215252) underwritten by Allianz Seguros.

Guarantee given by AGF International to ING Belgique SA
AGF International guarantees commitments of AGF Belgium Insurance for the benefit of ING Belgique in connection with the sale of AGF Belgium Bank.

Guarantee received and given by AGF International and Arsa
AGF International and Arsa have granted guarantees of 25% of the sale price in favour of the acquirer of AGF Chile, covering various liabilities for 18 months and tax disputes for six years. The acquirer has granted them a guarantee limited to 10% of the sale price.

Guarantee given by AGF Brasil Seguros and AGF Do Brasil to Banco Itau Holding Financiera
AGF Brasil Seguros and AGF Do Brasil have agreed to sell their shares in AGF Vida e Previdencia and Banco AGF to Banco Itau Holding Financiera under certain conditions. AGF International has made a three-year commitment to take the place of AGF Do Brasil Participaçoes and AGF Brasil in the event the controlling interest in them is sold or in the event they fail to perform under the guarantees they have granted to the acquirer.

Guarantee given by AGF International to Penta Ise Las Americas
AGF International has granted a guarantee against future liabilities to the Penta Ise Las Americas group in the context of AGF's sale of Allianz Chile Compania de Seguros Vida, corresponding to 10% of the sale price, until 30 October 2004.

(3) Includes primarily a 600 million euro line of credit granted to AGF Cash by a credit institution and the guarantees received by AGF in connection with the acquisition of AVIP.

Acquisition of AVIP Assurance Vie et Prévoyance
In connection with the acquisition of the life insurance company AVIP Assurance Vie et Prévoyance from Dresdner Bank Gestion Privée (DBGP), a French subsidiary of Dresdner Bank AG, AGF has received guarantees from Dresdner Bank AG, valid for three or ten years, depending on the type of guarantee.

Guarantee received from Allianz AG
Allianz has made a commitment to AGF International to adjust the purchase price of AGF Espana (Luxembourg) SA in the event the latter's tax-loss carryforward can be used. The adjustment would be equal to 50% of the tax savings realised.

Other commitments *(not included in table on previous page)*

Guarantee against currency fluctuation given to Arsa BV

AGF International has promised to compensate AGF BV, since renamed Arsa BV, for any currency fluctuation on funds lent or borrowed.

Guarantee to Generali in respect of the sale of AMB

AGF International gave Generali a guarantee in respect of taxation when it sold its stake in AMB.

Commitments related to the acquisition of ARSA and Allianz Inversiones securities

The agreement in respect of the acquisition of the securities of Arsa and Allianz Inversiones included the following commitments:

a) Allianz AG promised to reimburse AGF International in the event that Arsa and/or Allianz Inversiones ("the companies") are required to pay the following in France, Chile or the Netherlands:
– taxes on capital gains as of contract date,
– corporate taxes as of contract date,
– other taxes in respect of the distribution of profits referred to above,
– any additional taxes incurred locally on amounts paid prior to the acquisition.
AGF International has agreed to give Allianz AG prior notice of any operation that might give rise to the taxes referred to above so that it may participate fully in preliminary discussions.

b) AGF International has promised to reimburse Allianz AG 56.34% of the amount received from the Venezuelan government due to any litigation on Van Dam bonds as soon as such litigation is concluded.

c) Any payments in respect of the guarantees given to Bice by Allianz Inversiones on sales of securities of Allianz Bice de Seguros de Vida will be paid directly by Allianz AG to Allianz Inversiones in the event that such guarantees are actually invoked.

Tax guarantees

AGF Insurance UK Ltd has received a commitment from Allianz UK to reimburse 50% of any tax savings derived from future use of tax-loss carryforwards.

Guarantee given to Price Waterhouse Coopers

AGF has given a guarantee to Price Waterhouse Coopers indemnifying the latter in the event of any legal proceedings in respect of its peer review of the Ernst & Young audit to evaluate the quality of searches for unclaimed policies.

Guarantee given to the Total Fina Elf group

A letter of guarantee given to Total Fina Elf in terms of the respect by AGF Vie of its contractual and financial obligations in an insurance policy it issued under a group defined benefit retirement policy.

Sale of Entenial

AGF SA has given customary guarantees and potentially specific performance guarantees regarding defeasance transactions and is jointly and severally liable under Banque AGF's commitments to CFF.

37 Financial instruments

37.1 Insurance segment operations

37.1.1 Swaps

	Value of swaps at 31.12.2004			Expiration of notional value			Counterparty risk			
(in millions of euros)	Face value	Market value	Unrealised profit/loss	Less than 1 year	Between 1 and 5 years	More than 5 years	AAA	AA	A	<BB
HEDGING										
On over-the-counter markets										
Floating-rate payer / fixed-rate receiver	–	–	–	–		–	–	–	–	–
Fixed-rate payer / floating-rate receiver	170	(4)	(4)	55	115	–	–	115	55	–
Performance swaps	805	–	–	688	117	–	–	805	–	–
Total	**975**	**(4)**	**(4)**	**743**	**232**	**–**	**–**	**920**	**55**	**–**
POSITION MANAGEMENT TRANSACTIONS										
On over-the-counter markets										
Fixed-rate payer / floating-rate receiver	200	(5)	(5)	–	185	15	–	200	–	–
Floating-rate payer / fixed-rate receiver	30	6	6	–	–	30	–	30	–	–
Fixed-rate payer / fixed-rate receiver	7	–	–	–	7	–	–	7	–	–
Other swaps	251	(2)	–	31	90	130	–	–	251	–
Total	**488**	**(1)**	**1**	**31**	**282**	**175**	**–**	**237**	**251**	**–**

37.1.2 *Financial instruments*

(in millions of euros)	Face value	Market value	Unrealised profit/loss	Expiration of notional value: Less than 1 year	Between 1 and 5 years	More than 5 years	Counterparty risk: AAA	AA	A	Un-rated
HEDGING										
On over-the-counter markets										
Purchase of caps	13,872	(87)	(87)	–	7,242	6,630	1,250	12,072	550	–
Purchase of puts	1,128	3	–	1,128	–	–	–	1,019	–	109
Purchase of security options	1	–	–	–	1	–	–	1	–	–
Purchase of interest rate options	300	18	18	50	250	–	–	300	–	–
Purchase of index options	256	62	3	139	103	14	–	206	–	50
Total	**15,557**	**(4)**	**(66)**	**1,317**	**7,596**	**6,644**	**1,250**	**13,598**	**550**	**159**
Sale of calls	51	3	–	51	–	–	–	–	–	51
Sale of puts	88	1	–	88	–	–	–	–	–	88
Sale of interest rate options	10	1	–	10	–	–	–	7	3	–
Sale of index options	135	54	3	135	–	–	–	79	56	–
Total	**284**	**59**	**3**	**284**	–	–	–	**86**	**59**	**139**
On organised markets										
Purchase of futures	32	1	1	32	–	–	–	–	–	32
Total	**32**	**1**	**1**	**32**	–	–	–	–	–	**32**
Sale of futures	191	(2)	(2)	191	–	–	–	–	–	191
Total	**191**	**(2)**	**(2)**	**191**	–	–	–	–	–	**191**

Financial futures instruments at 31 December 2004

The AGF Group applies the provisions of CRC rule 2000-09, issued on 12 December 2002 concerning the rules to be followed by insurance companies in accounting for financial futures instruments. Accordingly, each strategy is documented at the time it is initiated.

A/ AGF Vie and AGF Iart

All of the strategies described below constitute yield-oriented strategies, as defined in the CNC opinion of 22 October 2002, with the exception of performance swaps (divestment strategies) and relate to assets held in a portfolio at 31 December 2004:

– The purchase of 8 to 10 year caps is an overall hedging strategy for a part of the bond investment lines in AGF Vie's portfolio.

- The face value of 13,872 million euros equalled the off-balance sheet commitment received.
- *The off-balance sheet commitment given of 157.3 million euros is for premiums remaining to be paid.*

– Performance swaps are intended to reduce the exposure of certain portfolios to certain securities. The face value was 605.1 million euros for AGF Vie and 199.6 million euros for AGF Iart.

– Purchases and sales of index options and futures constitute macro-hedging strategies intended to adjust equity exposure and move closer to a benchmark allocation.

- Off-balance sheet commitments correspond to the number of contracts multiplied by their exercise price.
- On index options, put purchases totalled 698.8 million euros at AGF Vie and 319.8 million euros at AGF Iart.
- On index futures, purchases totalled 28.5 million euros and sales 149 million euros at AGF Vie and 2.2 million euros and 41.9 million euros, respectively, at AGF Iart.

All strategies combined:

– The following amounts were included in prepayments and accrued income and in accruals and deferred income:

- for AGF Vie, 142.6 million euros in prepayments and accrued income and 0.1 million euros in accruals and deferred income,
- for AGF Iart, 46.1 million euros in prepayments and accrued income.

See detailed notes.

– In 2004, the AGF Group recognised losses of 158.1 million euros and gains of 104.9 million euros on all financial futures instruments.

Transactions are conducted with a limited number of counterparties, which are assigned qualitative scores and are selected by a risk management committee.

B/ Euler Hermes

The face value of swaps is 355 million euros, corresponding to 7 interest rate swap contracts.

C/ AGF Belgium Insurance

AGF Belgium – Non-life

Included in open positions as of 31 December 2004 were index options purchased on notional amounts totalling 76.2 million euros and index options sold on notional amounts totalling 61.6 million euros.

2.1 million euros were booked in prepayments and accrued income and 0.6 million euros in accruals and deferred income.

The results of the period under review represent positions that have been closed out. They include gains of 2.6 million euros and losses of 2.3 million euros on investment/divestment strategies and losses of 0.2 million euros on yield strategies.

AGF Belgium – Life

In life insurance hedging strategies oriented towards yield and alternative investment were implemented. There were 32.9 million euros in options sold and 130.7 million euros in options purchased (notional amounts). 4.9 million euros were booked in prepayments and accrued income and 2.6 million euros were booked in accruals and deferred income.

The results of the period under consideration represent positions that have been closed out. They include gains of 8.0 million euros and losses of 6.4 million euros on investment/divestment strategies and gains of 2.3 million euros and losses of 3.6 million euros on yield strategies.

Series A swaptions (1999)

Three receiver swaptions expiring in 2004, 2005 and 2007 have been purchased in the Life portfolio on a notional amount of 130 million euros so as to hedge the reinvestment risk on the repayment of linear bonds (OLOs). The risk of low interest rates is covered by the option to enter a long-term receiver swap at 6.25% (net guaranteed rate between 5.59% to 5.63%, depending on the transaction).

One of these swaptions was exercised in May 2004, and AGF thereby entered a receiver swap at 6.25%. The notional amount of this swap, 30 million euros, was invested in a floating-rate EMTN. Taken together, the two transactions were deemed a cash flow hedge, as the amounts paid on the swap are immunised by the amounts received on the EMTN investment.

Series B swaptions (2003)

Two payer swaptions purchased for the Life portfolio in 2003 on a notional amount of 100 million euros so as to hedge against the risk of rising interest rates matured in 2004.

The results of the period under consideration represent positions that have been closed out. They include losses of 0.2 million euros.

ABI swap (2003)

The above strategy was complemented by the purchase of a payer swap at 4.115% on a notional amount of 15 million euros so as to immunise a part of the Life portfolio.

37.2 Banking segment operations

37.2.1 Swaps

(in millions of euros)	Face value	Market value	Expiration of notional value: Less than 1 year	Between 1 and 5 years	More than 5 years	Counterparty risk: AAA	AA	A	<BB	Unrated	Issuer: OECD	Non-OECD credit institutions	Gov'ts, central banks
HEDGING													
On over-the-counter markets													
Fixed-rate payer / floating-rate receiver	557	(10)	123	379	55	132	325	100	–	–	–	–	557
Floating-rate payer / floating-rate receiver	–	–	–	–	–	–	–	–	–	–	–	–	–
Asset swaps	64	(1)	42	22	–	–	57	7	–	–	–	–	64
Total (1)	**621**	**(11)**	**165**	**401**	**55**	**132**	**382**	**107**	–	–	–	–	**621**
POSITION MANAGEMENT TRANSACTIONS													
On over-the-counter markets													
Fixed-rate payer / floating-rate receiver	842	(15)	306	437	100	85	529	229	–	–	–	–	842
Floating-rate payer / fixed-rate receiver	1,077	4	700	277	100	63	514	500	–	–	–	–	1,077
Floating-rate payer / floating-rate receiver	254	–	–	29	225	–	179	75	–	–	–	–	254
Total (1)	**2,173**	**(11)**	**1,006**	**743**	**425**	**148**	**1,222**	**804**	–	–	–	–	**2,173**

(1) No unrealised profit or loss is shown.

37.2.2 Financial instruments

(in millions of euros)	Face value	Market value	Expiration of notional value: Less than 1 year	Between 1 and 5 years	More than 5 years
POSITION MANAGEMENT TRANSACTIONS					
On over-the-counter markets					
Purchase of currency options	35	–	35	–	–
Purchase of interest rate options	200	2	200	–	–
Sale of currency options	5	–	5	–	–
On organised markets					
Sale of interest rate instruments	400	–	400	–	–

37.3 Other activity segment operations

37.3.1 Swaps

(in millions of euros)	Face value	Market value	Unrealised profit/loss	Expiration of notional value: Less than 1 year	Between 1 and 5 years	More than 5 years	Counterparty risk: AAA	AA	A	Un-rated
HEDGING										
On over-the-counter markets										
Fixed-rate payer / floating-rate receiver (1)	754	(55)	(55)	152	377	225	189	565	–	–
Floating-rate payer / fixed-rate receiver	225	28	28	–	–	225	–	225	–	–
Total	**979**	**(27)**	**(27)**	**152**	**377**	**450**	**189**	**790**	**–**	**–**
POSITION MANAGEMENT TRANSACTIONS										
On over-the-counter markets										
Fixed-rate payer / floating-rate receiver	557	(30)	(30)	–	557	–	152	405	–	–
Floating-rate payer / fixed-rate receiver	657	34	34	–	657	–	–	457	200	–
Other swaps	27	(1)	(1)	27	–	–	–	27	–	–
Total	**1,241**	**3**	**3**	**27**	**1 214**	**–**	**152**	**889**	**200**	**–**

(1) Swap implemented as part of a strategy to hedge debt exposure (see note 25).

37.3.2 Financial instruments

(in millions of euros)	Face value	Market value	Unrealised profit/loss	Expiration of notional value: Less than 1 year	Between 1 and 5 years	More than 5 years	Counterparty risk: AAA	AA	A	Un-rated
HEDGING										
On over-the-counter markets										
Purchase of calls	73	–	–	73	–	–	–	–	–	73
Sale of puts	48	27	–	48	–	–	–	–	–	48
Total	**121**	**27**	**–**	**121**	**–**	**–**	**–**	**–**	**–**	**121**

Commitment to buy shares of AGF Belgium Holding

Under the cash offer for Assubel Vie, partner companies acquired shares of AGF Belgium Holding (formerly AGF Assubel). An agreement with these partners requires AGF Benelux to acquire the shares of AGF Belgium Holding allocated to Assubel AT and Arag. The put option is exercisable once a year from 1997 to 2005 at specific terms.

The face value of 47.9 million euros corresponds to the commitment given.

Under the same agreement, AGF Benelux has a call option on the same companies, exercisable once a year between 1 September and 30 November each year from 1997 until 2005 at specific terms. The face value of 72.8 million euros corresponds to the commitment received.

Lastly, AGF Benelux has pre-emption rights in the event one of the parties wishes to sell all or part of the AGF Belgium Holding shares it holds, either to each other or to a third party.

38 Disputes

Belgium

Subsequent to a complaint filed in June 1987, long before AGF held its controlling interest in its Belgian subsidiary, a lawsuit was instigated in Belgian Courts against several officers and employees of our subsidiary Assubel Vie, based on several charges, including falsifying the balance sheet and embezzlement to the detriment of Assubel Vie policyholders and shareholders.

In a judgement dated 15 October 1998, the Correctional Court in Belgium upheld the charge of balance sheet falsification, but rejected that of embezzlement. The Court also stated in its summary judgement that Assubel-Vie was civilly responsible, and as such, should pay each shareholder provisional damages of one Belgian franc. The responsibility for establishing the full amount of damages was assigned to a panel of experts.

Assubel-Vie reviewed the judgement carefully and filed an appeal, believing that the chances of a review before the Court of Appeal in Brussels were strong.

In a judgement dated 29 June 1999, the Brussels Court of Appeals partially upheld the position of Assubel-Vie, while ruling that shareholders and policyholders had suffered damages, but only as a result of falsified statements. Consequently, the Court modified the mission of the experts responsible for financial loss assessment. Following the advice of legal counsel, Assubel-Vie appealed against this part of the judgement, deferring its application particularly in respect of the appraisal implementation.

In a judgement handed down 3 May 2000, the Supreme Court of Appeal (Cour de Cassation) rejected all arguments presented by the civil parties. It did, however, uphold one of the arguments by Assubel-Vie, and therefore, partially overturned the 29 June decree citing a contradiction as to the existence of damages in respect of balance sheet falsification.

The matter has been referred to the Court of Appeals of Mons in respect of this one issue only. In a judgement dated 9 October 2002, the Court of Appeal of Mons upheld the position of Assubel-Vie that the policyholders and shareholders had suffered no damages from falsified statements. The civil parties appealed against the ruling to the Supreme Court of Appeal.

On 11 June 2003, the Supreme Court of Appeal partially overturned the decision of the Court of Appeal of Mons and referred the case to the Court of Appeal of Liège, which is to rule during the first half of 2005 on whether or not the shareholders and policyholders of Assubel Vie suffered damages as a result of balance sheet falsification.

In the context of the same case, on 15 January 2002 an order was served on AGF Belgium by 402 life policyholders for an audience before the civil courts of Brussels, on the grounds that Assubel Vie wrongfully failed to inform its policyholders of statutory modifications that occurred in early 1988 and that these changes were prejudicial to them.

Belgium / Luxembourg

In the context of an investigation opened in the spring of 1998 regarding the terms of a Luxembourg-based life insurance product sold in Belgium under the freedom-of-service principle between 1992 and 1998, AGF Belgium, its Luxembourg subsidiary and their current legal representatives were placed under formal investigation at the end of February 2003 by the judge in charge of the investigation. The charges include, in particular, tax fraud, falsified financial statements and money laundering. At the end of March 2003, the investigating magistrate also placed an AGF Group company in France and its legal representative under formal investigation on the same charges.

These charges originate in the existence of a partial permanent establishment in Belgium, in taxation terms, of the Luxembourg subsidiary. This establishment was dissolved in 1998.

Given our current knowledge and taking into account the secrecy of the investigation, it appears that this procedure will not have a material financial impact.

Israel

A lawsuit has developed out of a complaint brought before Israeli courts in 1989. The plaintiffs claim that AGF should pay for losses suffered in the mid-1980s under a so-called "bankers' policy" held by North American Bank, which is headquartered in Israel. AGF Iart management contends that the benefit was unearned, and external counsel believes there are very solid legal arguments for upholding that position. The claim is estimated at about 100 million dollars.

Adidas

CEDP (formerly Bernard Tapie Finance) represented by an ad hoc representative appointed by the Commercial Court of Paris has filed suit against Crédit Lyonnais and its former subsidiaries for payment of 1 billion euros in damages because of fraud allegedly committed at the time of the sale of Adidas.

AGF Holding (ex-Métropole) and Banque AGF (ex-Banque du Phénix), as well as other parties to the sale of Adidas, are also summoned in order to declare a common judgement for all parties so CEDP retains the right to pursue its claims.

In a judgement handed down 22 June 1999, the Commercial Court of Paris referred the case to the Court of Appeals of Paris because it is related to the 20 February 1996 civil action brought by the receivers of the Bernard Tapie Group against Credit Lyonnais, CDR Créances (formerly SDBO) and CDR Participations (formerly SA Clinvest). Therefore, the matter is still pending before the Court of Appeals, which pronounced a postponement of judgement on 23 January 1998 while awaiting a definitive decision on the criminal matter now in process. In a ruling dated 28 June 2002, the Paris Court of Appeals maintained the postponement of judgement. Following a partial dismissal from the investigating magistrate, the Paris Appeal Court, at the request of CEDP, is to re-examine the merits of the case.

At the same time, the official receivers requested arbitration from the Paris Appeal Court. The request was accepted by all parties and led to the appointment of an arbitrator in November 2004 for a renewable period of three months.

The Holocaust

Like all French insurance companies concerned, AGF participated in a study on the confiscation of Jewish assets in France during the Occupation, which was instigated in February 1997 and is chaired by Jean Matteoli.

This initiative, which was conducted by the French Federation of Insurance Companies, led to an inventory of the company's archives in respect of policies underwritten prior to 1 January 1946, the results of which were communicated to the Matteoli Commission. The AGF Group also contributed to the payment by the French Federation of Insurance Companies to public authorities on behalf of the profession.

The Allianz Group, which includes AGF, is a signatory party to the Memorandum of Understanding of 25 August 1998, and therefore, a part of the effort now going on.

Entenial

A group of minority shareholders of Entenial filed suit against Banque AGF (formerly CFP), AGF and Entenial in order to cancel an amendment to the 1992 agreement between Banque AGF and Entenial for selling property receivables.

In additional conclusions, the plaintiffs also asked that AGF and Banque AGF be ordered to pay 150 million euros in damages to Entenial because of various transactions that occurred under the rescue plan in respect of the latter.

The case is only at the stage of procedural hearings. In a judgement dated 10 November 2000 the Commercial Court of Versailles combined the two suits brought by the plaintiffs against AGF and other defendants based on the same complaints. This judgement was confirmed by a ruling of the Versailles Court of Appeals on 11 October 2001. As a result, the underlying procedure in the Commercial Court of Versailles has resumed.

AGF believes that it has very strong arguments to make against the plaintiffs in respect of both the form and substance of the complaint.

On 31 January 2000, CDC, GAN and AXA filed suit against Entenial in the Commercial Court of Versailles, demanding payment of 55 million French francs in respect of the clawback provision of the first defeasance.

Entenial claimed that the 19 December 1994 agreement between the French government and AGF rendered the clawback provision null and void and that in any case the amount due would be zero owing to the contractual definition of "better fortunes" *("retour à meilleure fortune")*.

In 2001, Commercial Court of Versailles appointed an expert to examine the definition of "better fortunes". In 2004, the Court of Appeal of Versailles rejected the argument that the clawback provision was null and void and confirmed the expert's appointment.

Following the sale of its Entenial shares on 21 October 2003, AGF took charge of this dispute.

AGF Vie and AGF Iart

In June 1999, a lawsuit was brought before the Commercial Court of Paris against AGF Vie and AGF Iart, claiming 26 million euros in damages for their refusal to negotiate the amount of a profit-sharing entitlement allegedly due under a group insurance policy. Both companies are contesting the validity of the charge. On 28 June 2002, the Commercial Court of Paris ruled in favour of AGF Vie and AGF Iart. An appeal was filed against this judgement, but the appelant has requested that the case be withdrawn.

To our knowledge, there are no other disputes or arbitration procedures that might have a significant impact on the financial condition, business or earnings of the AGF Group.

39 Ties with sister companies

39.1 Large risks business

The Allianz Group's Large Risks business was reorganised in 2001. In an effort to increase its underwriting capacity and make the underwriting policies of the various Group companies homogenous, Allianz Global Risks (AGR) was formed.

Local insurance companies continue to underwrite Large Risk policies. Under a proportional reinsurance treaty, they now cede to AGR the equivalent of what they previously ceded to the traditional reinsurance market. AGF Iart cedes 70% of its risks, but this percentage varies from country to country. The volume of premiums ceded in 2004 by the companies in the AGF scope of consolidation was 247 million euros, including 181 million euros ceded by AGF Iart.

AGR posted a profit of 66 million euros on the lines ceded by AGF Iart. Taking into account cessions from all companies in the AGF scope of consolidation reduced this amount to 57 million euros.

39.2 Other reinsurance transactions

Allianz is involved in determining neither AGF's reinsurance programmes nor those of its subsidiaries. But as a reinsurer, it accepts business ceded by AGF and its subsidiaries under facultative treaties.

Its participation is in accordance with a certain number of principles. First, the underwriting and financial conditions of the sale must be identical to those applied to all reinsurers. Moreover, the level of Allianz participation is established so as to optimise the placement with third-party reinsurers.

Companies in the AGF scope of consolidation ceded a total of 129 million euros in premiums to Allianz AG in 2004, of which AGF Iart ceded 40 million euros.

Reinsurance cessions from all companies within the AGF scope of consolidation resulted in a profit of 25 million euros for Allianz AG, with AGF Iart resulting in a loss of 9 million euros.

39.3 Reorganisation of MAT activities under Allianz Globus Mat

In the context of the planned new breakdown of activities within the Allianz group, AGF, AGF Vie, AGF Holding and AGF Iart sold all of their shares in AGF Mat to Allianz AG on 28 December 2001.

The sale price was set at 131,734,622 euros. This price was subject to adjustment depending on the definitive value of the net assets of AGF Mat as of 31 December 2001.

In addition, the sale contract includes a clause guaranteeing that the total net profit of the direct and indirect insurance policies in underwriting years prior to and including 2001 contained neither boni nor mali as well as a guarantee clause in the event of reinsurer default. These guarantees are not limited. The contract also contains the customary general guarantees, in particular a guarantee against tax liabilities. The guarantees granted by the AGF companies to Allianz AG are proportional to the AGF Mat holdings they sold.

Because AGF Mat's accounts must be examined in detail, an adjustment to the sale price has not yet been completed. AGF and Allianz agreed to make an initial adjustment of 3.011 million euros, paid to Allianz on 4 October 2002, and to continue examining the accounts with a view towards additional price adjustments.

Preliminary work on AGF Mat's third-party accounts and risks related to profits on the insurance portfolio in the years prior to the sale, as well as work on receivables from doubtful reinsurers have prompted AGF to book a provision of 85 million euros as of 31 December 2002. As of 31 December 2003, this amount was unchanged.

During fiscal year 2003, a payment of 48 million euros was made to Allianz in the form of an advance, but the provision will be written back only once the price is adjusted.

39.4 Acquisition of Dresdner RCM Gestion

Following the Board of Directors' decision of 14 May 2002, AGF acquired all 128,750 shares comprising the capital stock of Dresdner RCM Gestion from Dresdner Bank Gestions France on 24 July 2002 for 28 million euros. In the context of the transaction, the seller granted the customary general guarantees to AGF. These guarantees will be valid for three years, except for those related to tax liabilities, which are valid until one month after the expiration of the term of limitation.

Dresdner RCM Gestion was part of the Dresdner banking group. In 2001, Dresdner was acquired by Allianz, which also controls AGF. Consequently, it was decided to group the fund management activities of Dresdner RCM Gestion and DRCM Gestion Europe, its subsidiary, with those of AGF Asset Management and Athéna Gestion, subsidiaries of AGF. Accordingly, Dresdner RCM Gestion and DRCM Gestion Europe were absorbed by AGF Asset Management and Athéna Gestion, respectively, during 2002.

39.5 Acquisition of Hermes

Under the acquisition contract, Euler Hermes received a guarantee from the seller that the accounts of Hermes AG present fairly in all material respects, the financial position of the company as of 31 December 2001. The amount of the guarantee is capped at 15 million euros, after an exemption for the first 5 million euros.

There is also a specific guarantee regarding the tax situation of Hermes AG and its subsidiaries as of 31 December 2001 under which the buyer or the seller will be compensated for any change in back taxes, either upwards or downwards. This guarantee is limited neither in amount nor in duration.

39.6 Acquisition of Dresdner Gestion Privée

Following its acquisition by Allianz, Dresdner Bank AG consulted with the AGF Group with a view to selling part of its France-based activities. In this context, the AGF Group agreed to acquire 100% of the shares of Dresdner Gestion Privée (DGP), an investment services company active in private banking, from Dresdner Bank AG.

Concluded on 11 July 2003, the agreement includes the customary guarantees extended by the seller for the benefit of AGF Holding. These guarantees are valid for three years, except for tax-related guarantees which expire according to the corresponding statute of limitations. These guarantees are limited to 8.2 million euros.

39.7 Subordinated loan

On 14 November 2002, Allianz Finance BV granted a 700 million euro, 20-year subordinated loan to AGF SA at a fixed rate of 5.445% for the first ten years, followed by a floating rate of 3-month Euribor + 183 basis points. After the tenth year, AGF may repay Allianz Finance BV at each quarterly interest payment date. In addition, Allianz Finance BV may request prepayment provided such prepayment would not jeopardise certain solvency ratios of the AGF Group.

AGF Vie has granted a 10-year, 700 million euro loan to Allianz AG at a fixed interest rate of 4.805%. The borrower may prepay the loan at any time.

AGF Iart has granted a 10-year 500 million euro loan to Allianz AG at a floating interest rate of 6-month Euribor plus 35 basis points.

In December 2003, Allianz Leben shares were pledged to AGF Vie and AGF Iart as collateral for the above-mentioned loans.

39.8 Acquisition of AVIP Assurance Vie et Prévoyance

As a further step in the plan to concentrate all of Allianz's French activities within the AGF Group – AGF had already acquired Dresdner RCM Gestion and Dresdner Gestion Privée in 2003 – and to foster strategic growth in the AGF Group, AGF acquired the life insurance company AVIP Assurance Vie et Prévoyance on 16 December 2004 from Dresdner Bank Gestion France (DBGF), a French subsidiary of Dresdner Bank AG. Based on a report of the Transactions Committee, the Board of Directors of AGF granted approval on 21 October 2004 for AGF to acquire all of the shares of AVIP. This transaction included guarantees granted by DBGF and Dresdner Bank AG.

40 Events subsequent to closing

The following events took place after the end of 2004:

AGF signed an agreement in principle with Dexia to sell the block of properties located at 33 rue Lafayette in Paris. This transaction, which should be finalised in the first half of 2005, involves the 28,500m² of usable space and the 301 parking spaces contained in the buildings.

AGF sold its 42.08% stake in the Tunisian insurance company Astrée on the Tunis stock exchange. The sale of this holding was concluded at a price of 20.536 million Tunisian dinars (ca. 12.7 million euros), and was part of the Group's strategy of simplifying its structure.

On 27 January 2005, AGF issued 400 million euros of perpetual, deeply-subordinated notes targeted at French and Belgian investors. The notes pay an annual coupon of 4.625%, corresponding to a spread of 107.2 basis points vs. Bund at the time of issuance.

At the Joint Employee-Management Committee meeting of 2 February 2005, AGF announced that the workforce would be reduced by 510 FTE by the end of 2005. The reduction will take place through the redundancy plan in the Health division, ordinary departures and possibly an early retirement plan. Negotiations regarding this planned reduction started on 17 February 2005.

On 15 March 2005, AGF sold its 22.3% shareholding in Gecina in a block trade to the Spanish property company, Metrovacesa. The sale price was 89.75 euros per share, payable on 30 December 2005. The price of the transaction was 1,240 million euros and will generate a profit on disposal in the consolidated accounts of 526 million euros (excl. current taxes at 15.72%). The parent company capital gain of 491 million euros realised by AGF Vie might generate policyholder rights.

41 Scope of consolidation

41.1 Fully-consolidated companies

	Country	31.12.2004 % control	31.12.2004 % interest	31.12.2003 % control	31.12.2003 % interest	31.12.2002 % control	31.12.2002 % interest
INSURANCE AND REINSURANCE COMPANIES							
Assurances Générales de France Iart 87 rue de Richelieu, 75002 Paris *N° Siren 542110291*	France	99.99	99.98	99.99	99.98	99.99	99.98
Assurances Générales de France Vie 87 rue de Richelieu, 75002 Paris *N° Siren 340234962*	France	100.00	99.99	100.00	99.99	100.00	99.99
AGF Informatique (GIE) 100 terrasse Boïeldieu, Tour Franklin 92042 Paris La Défense *N° Siren 723000642*	France	100.00	100.00	100.00	100.00	100.00	100.00
Arcalis Tour Neptune, 20 place de Seine 92400 Courbevoie La Défense 1 *N° Siren 347803884*	France	99.85	99.85	99.85	99.85	99.85	99.85
AGF La Lilloise 1A avenue de la Marne 59442 Wasquehal Cedex *N° Siren 340190735*	France	100.00	99.99	100.00	99.99	100.00	99.99
Mathis Assurances 1 cours Michelet, Tour Athéna, 92800 Puteaux *N° Siren 398378299*	France	100.00	99.98	100.00	100.00	100.00	100.00
Coparc 20 rue Le Peletier, 75009 Paris *N° Siren 331280776*	France	100.00	99.98	100.00	99.98	100.00	99.98
Calypso 87 rue de Richelieu, 75002 Paris *N° Siren 403205065*	France	100.00	99.98	100.00	100.00	100.00	100.00
Euler Hermes (1) 1 rue Euler, 75008 Paris *N° Siren 552040594*	France	71.08	71.07	70.69	70.69	70.71	70.46
Assurances Fédérales Iard 1 rue des Arquebusiers, 67000 Strasbourg *N° Siren 401912852*	France	95.00	95.00	95.00	95.00	95.00	95.00
La Rurale 16 avenue du Général De Gaulle, 94220 Charenton Le Pont Cedex *N° Siren 572166437*	France	99.82	99.81	99.77	99.77	99.76	99.75
Compagnie de Gestion et Prévoyance 2 1 rue des Arquebusiers, 67000 Strasbourg *N° Siren 335042024*	France	99.82	99.67	99.76	99.61	99.76	99.61
Protexia France 9 boulevard des Italiens, 75002 Paris *N° Siren 382276624*	France	66.00	65.99	66.00	65.99	66.00	65.99
Qualis 87 rue de Richelieu, 75002 Paris *N° Siren 403267347*	France	100.00	99.98	100.00	100.00	100.00	100.00
W Finance Assurances 20 rue Le Peletier, 75009 Paris *N° Siren 317441426*	France	99.96	99.94	99.96	99.94	99.96	99.94
Génération Vie 20 place de Seine Tour Neptune, 92400 Courbevoie *N° Siren 403267487*	France	80.00	85.30	80.00	85.30	85.40	85.30
AVIP (38) 20 place de Seine Tour Neptune, 92086 La Défense *N°Siren 331458315*	France	100.00	100.00				
Martin Maurel Vie (38) 20 place de Seine Tour Neptune, 92086 La Défense *N°Siren 423851336*	France	82.66	82.66				
AGF Allianz Argentina Vida (16) Rue San Martin 550, 1004 Buenos Aires	*Argentina*					*100.00*	*100.00*
AGF Allianz Argentina Generales Rue San Martin 550, 1004 Buenos Aires	Argentina	100.00	100.00	100.00	100.00	100.00	100.00

	Country	31.12.2004		31.12.2003		31.12.2002	
		% control	% interest	% control	% interest	% control	% interest
AGF Belgium Insurance 35 rue de Laeken, 1000 Brussels	Belgium	100.00	96.79	100.00	94.19	100.00	94.19
ZA Verzekeringen (32) Laarstraat 16, Wilrjik	Belgium			100.00	100.00	100.00	100.00
SNA Ré Clarendon church St West HM DX, Hamilton	Bermuda	100.00	59.10	100.00	59.10	100.00	56.15
AGF Brasil Seguros 26 rua Luiz Coelho, 01309-900 Consolaçao, Sao Paulo	Brazil	69.40	82.79	69.40	82.79	68.43	81.82
AGF Brasil Vida (26) 26 rua Luiz Coelho, 01309-900 Consolaçao, Sao Paulo	Brazil			100.00	82.82	100.00	81.85
AGF Saude Av Paulista, 2028 12o. Andar, Sao Paulo	Brazil	100.00	82.79	100.00	82.79	100.00	81.83
AGF AZ Chile Generales (33) Hendaya 60, Las Condes, Santiago	Chile			99.90	99.90	99.90	99.90
AGF AZ Chile Vida (6) Hendaya 60, Las Condes, Santiago	Chile					100.00	100.00
Axioma 2 Ioannis Clerides Street, Democritos Court, Flat 83, CY-1070 Nicosia	Cyprus	100.00	59.10	100.00	59.10	100.00	56.15
Colseguros Generales Carrera 13 A N°29-24, Piso 13 Ala Sur, Bogota	Colombia	99.99	99.97	99.99	100.00	99.93	100.00
Colseguros Vida Carrera 13 A N°29-24, Piso 13 Ala Sur, Bogota	Colombia	100.00	99.98	100.00	100.00	100.00	100.00
Colseguros Capitalizacion Carrera 13 A N°29-24, Piso 13 Ala Sur, Bogota	Colombia	100.00	99.98	100.00	100.00	100.00	100.00
Medisalud Carrera 13 A N°29-24, Piso 13 Ala Sur, Bogota	Colombia	99.68	99.66	99.67	100.00	99.61	100.00
Allianz Insurance Egypt (12) (27) Saridar Bldg. 92, Tahir St. Dokki, Giza 12311 Bâtiment Saridar. PO Box 2704. Cairo	Egypt	85.00	85.00	80.00	80.00		
Allianz Assurance Egypt (19) (28) Saridar Bldg. 92, Tahir St. Dokki, Giza 12311 Bâtiment Saridar. PO Box 2704. Cairo	Egypt	96.00	91.72	100.00	95.12		
Hauteville Continental House, 28 Cornet Street St Peter Port, Guernsey	Guernsey	100.00	100.00	100.00	100.00	100.00	100.00
AGF Indonesia c/ Allianz Utama Indonesia, Summitmas Bld II, 9th Floor J1. Sudirman, KAV 61-62 Jakarta 12069	Indonesia	75.84	75.84	75.84	75.84	75.84	75.84
AGL Vientiane Commercial Bank Building Avenue Lane Xang, Vientiane	Laos	51.00	51.00	51.00	51.00	51.00	51.00
Crédit Général d'Assurance et de Réassurance (7) Immeuble SNA, Hazmieh, BP16-6528 - CP 1100 2130, Beirut	Lebanon					100.00	56.15
SNA Sal Immeuble SNA, Hazmieh, BP16-6528 - CP 1100 2130, Beirut	Lebanon	100.00	59.10	100.00	59.10	100.00	56.15
Rhea 14 boulevard Franklin Roosevelt, L-2450 Luxembourg	Luxembourg	100.00	99.98	100.00	99.98	100.00	99.98
Ewa Life (2) 16 rue Notre Dame, L2240 Luxembourg	Luxembourg	100.00	96.79	100.00	94.19	99.16	94.19
AGF Life Luxembourg 14 boulevard Franklin Roosevelt, L-2450 Luxembourg	Luxembourg	100.00	96.79	100.00	94.19	100.00	94.19

	Country	31.12.2004		31.12.2003		31.12.2002	
		% control	% interest	% control	% interest	% control	% interest
AGF Ré Luxembourg (30) 14 boulevard Franklin Roosevelt, L-2450 Luxembourg	Luxembourg			100.00	100.00	100.00	100.00
Nemiam Aerogolf Center 1a, Luxembourg City	Luxembourg	100.00	100.00	100.00	100.00	100.00	100.00
Royal Schiedam Schade (34) Coolsingel 139 Postbus 64, 3012 AG Rotterdam	Netherlands			100.00	100.00	100.00	100.00
Universal Leven Arnhemse Bovenweg 160/178, 3708 AD Zerst	Netherlands	100.00	100.00	100.00	100.00	100.00	100.00
London Verzekeringen Weesperzijde 150, Postbus 95 350, 1097 D Amsterdam	Netherlands	100.00	100.00	100.00	100.00	100.00	100.00
Allianz Nederland Leven (8) Europalaan 480, Postbus 2635, 3500 GP Utrecht	Netherlands	100.00	100.00	100.00	100.00	100.00	100.00
Allianz Nederland Schade Coolsingel 139, Postbus 64, 3000 AB Rotterdam	Netherlands	100.00	100.00	100.00	100.00	100.00	100.00
ZA Hervezekering (34) Buizerdlaan 12, Nieuwegein	Netherlands			100.00	100.00	100.00	100.00
ZA Schade (34) Buizerdlaan 12, Nieuwegein	Netherlands			100.00	100.00	100.00	100.00
ZA Leven (8) Buizerdlaan 12, Nieuwegein	Netherlands					100.00	100.00
AGF Insurance AGF House, 500 Avebury boulevard, Milton Keynes MK9 2LA	United Kingdom	100.00	100.00	100.00	100.00	100.00	100.00
Phénix Iart (9) Avenue de la gare 4, 1001 Lausanne	Switzerland					100.00	100.00
Phénix Vie (9) Avenue de la gare 4, 1001 Lausanne	Switzerland					100.00	100.00
Adriatica De Seguros Generencia General, Piso 1, Avenida Andres Bello, Caracas	Venezuela	96.97	96.97	96.97	96.97	96.97	96.97
OTHER ACTIVITIES							
AGF Cash 87 rue de Richelieu, 75002 Paris *N° Siren 392896320*	France	100.00	100.00	100.00	100.00	100.00	100.00
Société d'Investissement Bancaire et Immobilier (SIBI) 87 rue de Richelieu, 75002 Paris *N° Siren 401154679*	France	99.99	99.98	99.99	99.98	99.99	99.98
AGF 2X 87 rue de Richelieu, 75002 Paris *N° Siren 399349240*	France	100.00	100.00	100.00	100.00	100.00	100.00
Eustache 87 rue de Richelieu, 75002 Paris *N° Siren 393134788*	France	100.00	100.00	100.00	100.00	100.00	100.00
Assurances Générales de France 87 rue de Richelieu, 75002 Paris *N° Siren 303265128*	France	100.00	100.00	100.00	100.00	100.00	100.00
AGF Holding 87 rue de Richelieu, 75002 Paris *N° Siren 552124109*	France	100.00	100.00	100.00	100.00	100.00	100.00
AGF International 87 rue de Richelieu, 75002 Paris *N° Siren 339426512*	France	100.00	100.00	100.00	100.00	100.00	100.00
AGF Boïeldieu 87 rue de Richelieu, 75002 Paris *N° Siren 377679873*	France	99.99	99.98	99.99	99.98	99.99	99.99
AGF Richelieu 87 rue de Richelieu, 75002 Paris *N° Siren 377679881*	France	99.96	99.96	99.96	99.96	99.96	99.96
Saint-Barth Assurances 2 rue Oscar II, Gustavia *N° Siren 384081444*	France	100.00	100.00	100.00	100.00	100.00	100.00

	Country	31.12.2004 % control	31.12.2004 % interest	31.12.2003 % control	31.12.2003 % interest	31.12.2002 % control	31.12.2002 % interest
SA du Château Larose Trintaudon Château Larose Trintaudon, 33112 Saint Laurent de Médoc *N° Siren 308364645*	France	99.99	99.98	99.69	99.68	99.69	99.69
A.C.A.R 87 rue de Richelieu, 75002 Paris *N° Siren 398699835*	France	99.99	99.99	99.99	99.99	99.99	99.99
GIE Placements d'Assurance 87 rue de Richelieu, 75002 Paris *N° Siren 412399511*	France	99.97	99.96	99.97	99.96	99.97	99.96
Allianz France 87 rue de Richelieu, 75002 Paris *N° Siren 389717687*	France	100.00	99.99	100.00	99.99	100.00	99.99
Gaipare Diffusion Tour Neptune, 20 place de Seine 92086 Paris La Défense *N° Siren 330517079*	France	99.86	99.85	99.86	99.85	99.86	99.85
Générale Viagère 1 rue des Arquebusiers, 67000 Strasbourg *N° Siren 349792697*	France	99.80	99.63	99.80	99.62	99.80	99.62
Métropole SA 87 rue de Richelieu, 75002 Paris *N° Siren 403268964*	France	99.92	99.92	99.92	99.92	99.92	99.92
AGF Assurances Financières 87 rue de Richelieu, 75002 Paris *N° Siren 403219868*	France	100.00	99.98	100.00	99.98	100.00	99.98
AGF Assurfinance 87 rue de Richelieu, 75002 Paris *N° Siren 403213390*	France	99.84	99.84	99.84	99.84	99.84	99.84
Kléber Magdebourg 20 rue Le Peletier, 75009 Paris *N° Siren 349056663*	France	99.50	99.48	99.50	99.48	99.50	99.48
SNC Maxium 1A avenue de la Marne, 59290 Wasquehal *N° Siren 409877065*	France	100.00	99.99	100.00	99.99	100.00	99.99
Spaceco (20) 87 rue de Richelieu, 75002 Paris *N° Siren 428738488*	France	100.00	99.98	100.00	99.98	99.96	99.94
AGF Épargne Salariale (3) 87 rue de Richelieu, 75002 Paris *N° Siren 428686349*	France	100.00	100.00	100.00	100.00	100.00	100.00
Camat 87 rue de Richelieu, 75002 Paris *N° Siren 428738314*	France	100.00	99.98	99.96	99.94	99.96	99.94
Athéna 87 rue de Richelieu, 75002 Paris *N° Siren 428704902*	France	100.00	100.00	100.00	100.00	99.96	99.90
Traktir (4) 20 rue Le Peletier, 75009 Paris *N° Siren 338848108*	France	100.00	99.99	100.00	99.99	100.00	99.99
AGF Inversiones Rue San Martin 550, 1004 Buenos Aires	Argentina	100.00	100.00	100.00	100.00	100.00	100.00
Sofiholding 35 rue de Laeken, 1000 Brussels	Belgium	100.00	96.79	100.00	94.19	100.00	94.19
AGF Belgium Holding 35 rue de Laeken, 1000 Brussels	Belgium	96.79	96.79	94.19	94.19	94.19	94.19
SNA Holding Clarendon Church St West HM DX, Hamilton	Bermuda	59.10	59.10	59.10	59.10	56.15	56.15
AGF Do Brasil 26 rua Luiz Coelho, 01309-900 Consolaçao, Sao Paulo	Brazil	100.00	100.00	100.00	100.00	100.00	100.00
Corsetec 26 rua Luiz Coelho, 01309-900 Consolaçao, Sao Paulo	Brazil	99.50	99.50	99.50	99.50	99.50	99.50
AGF Allianz South America 26 rua Luiz Coelho, 01309-900 Consolaçao, Sao Paulo	Brazil	100.00	100.00	100.00	100.00	100.00	100.00
AGF Chile (33) Hendaya 60, Las Condes, Santiago	Chile			100.00	100.00	100.00	100.00
Casas del Tocqui (35) Hendaya 60, Piso 4, Santiago	Chile	90.94	90.93	90.94	90.76	89.92	89.92

	Country	31.12.2004		31.12.2003		31.12.2002	
		% control	% interest	% control	% interest	% control	% interest
Larose Trintaudon Chile Hendaya 60, Piso 4, Santiago	**Chile**	100.00	99.98	100.00	99.68	100.00	99.69
Colombiana De Inversion Carrera 13 A N° 29-24, Bogota	**Colombia**	99.98	99.98	99.98	100.00	92.82	100.00
Administradora De Inversion Colseguros (ADIC) Carrera 13 A N° 29-24, Bogota	***Colombia***	100.00	99.98	100.00	100.00	100.00	100.00
Colserauto Calle 90 N° 17-48, Bogota	**Colombia**	100.00	99.98	100.00	100.00	100.00	100.00
SNAM SAL (13) Immeuble SNA, Hazmieh, BP16-6528 - CP 1100 2130, Beirut	**Lebanon**	66.00	39.01	66.00	39.01		
AGF Bénélux 14 boulevard Franklin Roosevelt, 2450 Luxembourg	**Luxembourg**	100.00	100.00	100.00	100.00	100.00	100.00
Arsa Keizersgracht 484, 1017 EH Amsterdam	**Netherlands**	100.00	100.00	100.00	100.00	100.00	100.00
Allianz Nederland Holding Coolsingel 139, 3012 AG Rotterdam	**Netherlands**	100.00	100.00	100.00	100.00	100.00	100.00
Akkermans Van Elten Holding (10) St Annastraat 280, 6525 HB Nijmegen	**Netherlands**					100.00	100.00
Assurances Fédérales BV Keizersgracht 484, 1017 EH Amsterdam	**Netherlands**	100.00	100.00	100.00	100.00	100.00	100.00
Van Elten Financiële Dienstverlening (10) Willemsplein 42, 6811 KD Arnhem	**Netherlands**					100.00	100.00
Rijn Wall Assuradeuren (10) Willemsplein 42, 6811 KD Arnhem	**Netherlands**					100.00	100.00
Havelaar Van Stolk Beursplein 37, 3011 AA Rotterdam	**Netherlands**	100.00	100.00	100.00	100.00	100.00	100.00
Helviass Verzekeringen Weesperzijde 150, 1097 DS Amsterdam	**Netherlands**	100.00	100.00	100.00	100.00	100.00	100.00
Euro Drukker Beheer Rokin 69, 1012 KL Amsterdam	**Netherlands**	100.00	100.00	100.00	100.00	100.00	100.00
ITEB Antwerpseweg 3, 2803 Gouda	***Netherlands***	100.00	100.00	100.00	100.00	100.00	100.00
Havelaar Drukker Beheer (17) Kamer 1054 WTC Beursplein 37, 3011 AA Rotterdam	**Netherlands**					100.00	100.00
Nederlandese Hypotheekservice Europalaan 480, 3526KS Utrecht	**Netherlands**	100.00	100.00	100.00	100.00	100.00	100.00
Willemsbruggen Coolsingel 139, 3012 AG Rotterdam	**Netherlands**	100.00	100.00	100.00	100.00	100.00	100.00
Zwolsche Algemeene Europa Buizerdlaan 12, Nieuwegein	**Netherlands**	100.00	100.00	100.00	100.00	100.00	100.00
AGF Holdings UK 41 Botolph Lane, London EC3R 8DL	United Kingdom	100.00	100.00	100.00	100.00	100.00	100.00
Allianz AGF MAT Ltd (14) 2 Minster Court, Mincing Lane, London, EC3R 7XA *N° Siren 2874460*	United Kingdom					100.00	99.98
AGF Asia 100 Beach road, 20-06/13 Shaw Towers, Singapore 189702	Singapore	100.00	100.00	100.00	100.00	100.00	100.00

	Country	31.12.2004		31.12.2003		31.12.2002	
		% control	% interest	% control	% interest	% control	% interest
PROPERTY COMPANIES							
SCI Tour Cristal 87 rue de Richelieu, 75002 Paris *N° Siren 401218367*	France	100.00	99.99	100.00	99.99	100.00	99.99
SCI Camille Desmoulins 48 (21) 87 rue de Richelieu, 75002 Paris *N° Siren 412906943*	France					100.00	99.99
Société Foncière Européenne 87 rue de Richelieu, 75002 Paris *N° Siren 352033278*	France	100.00	99.99	100.00	100.00	100.00	99.99
Madeleine Opéra (22) 87 rue de Richelieu, 75002 Paris *N° Siren 380068296*	France	100.00	99.99	100.00	99.99	100.00	99.99
Sonimm 87 rue de Richelieu, 75002 Paris *N° Siren 305443350*	France	100.00	99.99	100.00	99.99	100.00	99.99
Vernon 87 rue de Richelieu, 75002 Paris *N° Siren 377679774*	France	100.00	99.98	100.00	99.98	100.00	99.98
Kléber Lamartine 87 rue de Richelieu, 75002 Paris *N° Siren 390239374*	France	100.00	99.99	100.00	99.99	100.00	99.99
SARL de l'Etoile 87 rue de Richelieu, 75002 Paris *N° Siren 399111103*	France	100.00	99.99	100.00	99.99	100.00	99.99
SNC Suffren Fédération (21) 87 rue de Richelieu, 75002 Paris *N° Siren 410167985*	France					100.00	99.99
SASU Etoile Foncière et Immobilière 87 rue de Richelieu, 75002 Paris *N° Siren 378601546*	France	100.00	100.00	100.00	100.00	100.00	100.00
AGF Favart (22) 87 rue de Richelieu, 75002 Paris *N° Siren 377679857*	France					100.00	99.99
AGF Saint-Marc (36) 87 rue de Richelieu, 75002 Paris *N° Siren 393109186*	France			100.00	99.99	100.00	99.99
Kléber Passy 87 rue de Richelieu, 75002 Paris *N° Siren 388835423*	France	100.00	99.98	100.00	99.98	100.00	99.98
Kléber Poincaré (23) 87 rue de Richelieu, 75002 Paris *N° Siren 390239085*	France					100.00	99.98
SNC Kléber Mirabeau (37) 87 rue de Richelieu, 75002 Paris *N° Siren 398488809*	France			100.00	99.99	100.00	99.99
Allianz Bercy 16/18 avenue du Général De Gaulle 94200 Charenton Le Pont *N° Siren 380849836*	France	100.00	100.00	100.00	100.00	100.00	100.00
Phénix Immobilier 87 rue de Richelieu, 75002 Paris *N° Siren 334248028*	France	100.00	99.99	100.00	99.99	100.00	99.99
SAS du Hameau (22) 87 rue de Richelieu, 75002 Paris *N° Siren 413931536*	France					100.00	99.99
SAS 38 Opéra (22) 87 rue de Richelieu, 75002 Paris *N° Siren 393479407*	France					100.00	99.99
SAS 48 ND Victoires 87 rue de Richelieu, 75002 Paris *N° Siren 393479159*	France	100.00	99.98	100.00	99.98	100.00	99.98
AGF Immobilier 87 rue de Richelieu, 75002 Paris *N° Siren 632024527*	France	100.00	99.99	100.00	99.99	100.00	99.99
Cofetrans (24) 87 rue de Richelieu, 75002 Paris *N° Siren 414057034*	France					100.00	100.00
EURL 20-22 rue Le Peletier 87 rue de Richelieu, 75002 Paris *N° Siren 389118043*	France	100.00	99.98	100.00	99.98	100.00	99.98
EURL 30-31 rue Le Peletier (22) 87 rue de Richelieu, 75002 Paris *N° Siren 393099338*	France					100.00	99.98

	Country	31.12.2004		31.12.2003		31.12.2002	
		% control	% interest	% control	% interest	% control	% interest
SARL Lafitte Victoire (22) 87 rue de Richelieu, 75002 Paris *N° Siren 389107442*	France					100.00	99.99
EURL 5 rue Villebois Mareuil (22) 87 rue de Richelieu, 75002 Paris *N° Siren 389117979*	France					100.00	99.98
Allianz Immo 3 EURL 87 rue de Richelieu, 75002 Paris *N° Siren 403209919*	France	100.00	99.98	100.00	99.98	100.00	99.98
SCCV 33 Rue Lafayette 87 rue de Richelieu, 75002 Paris *N° Siren 414057034*	France	100.00	99.99	100.00	99.99	100.00	99.99
SAS Financière Cogedim Laennec (5) 153 rue de la Pompe, 75016 Paris *N° Siren 442116752*	France	100.00	99.99	100.00	99.99	100.00	99.99
BIC 26 rua Luiz Coelho, 01309-900 Consolaçao, Sao Paulo	Brazil	100.00	100.00	100.00	100.00	100.00	100.00
Immospain (11) Avenida de Burgos n° 18, 28036 Madrid	Spain					60.00	59.99
SN Foncière (13) Immeuble SNA, Hazmieh, BP16-6528, CP 1100 2130, Beirut	Lebanon	66.00	39.01	66.00	39.01		
Arlon 99 rue des Trévires, 2628 Luxembourg	Luxembourg	100.00	96.79	100.00	94.19	100.00	94.19
Buizerdlaan Buizerdlaan 12, Nieuwegein	Netherlands	100.00	100.00	100.00	100.00	100.00	100.00
BANKING COMPANIES							
AGF Financement 2 87 rue de Richelieu, 75002 Paris *N° Siren 392087284*	France	60.00	59.99	60.00	59.99	60.00	59.99
AGF Asset Management 20 rue Le Peletier, 75009 Paris *N° Siren 352820252*	France	99.85	99.84	99.85	99.84	99.84	99.83
W Finance (1) 20 rue Le Peletier, 75009 Paris *N° Siren 702022443*	France	99.99	99.98	99.99	99.98	99.99	99.98
AGF Alternative Asset Management (AAAM) 20 rue Le Peletier, 75009 Paris *N° Siren 322491309*	France	84.94	84.94	66.44	66.44	66.44	66.44
Athéna Gestion 20 rue Le Peletier, 75009 Paris *N° Siren 352375802*	France	99.94	99.78	99.94	99.78	99.94	99.77
Banque AGF (1) 164 rue Ambroise Croizat, 93200 Saint Denis La Plaine *N° Siren 572199461*	France	100.00	100.00	100.00	100.00	100.00	100.00
Logiphix (Groupe Banque AGF) (29) Eurotitrisation, 20 rue Chauchat, 75009 Paris *N° Siren 352458368*	France			100.00	100.00	100.00	100.00
Entenial (1) (31) 73 rue d'Anjou, 75008 Paris *N° Siren 562064352*	France			72.16	72.16	72.16	72.16
Phénix Développement Gestion (25) 87 rue de Richelieu, 75002 Paris *N° Siren 344622170*	France					100.00	99.99
AGF Private Equity 87 rue de Richelieu, 75002 Paris *N° Siren 414735175*	France	100.00	99.99	100.00	99.99	100.00	99.99
SNC AGF Clearing 87 rue de Richelieu, 75002 Paris *N° Siren 394514905*	France	100.00	100.00	100.00	100.00	100.00	100.00
Dresdner Gestion Privée (15) 20 rue Le Peletier, 75009 Paris *N° Siren 381946268*	France	100.00	100.00	100.00	100.00		
AGF Belgium Bank (18) 35 rue de Laeken, 1000 Brussels	Belgium					100.00	94.19
Banco AGF SA (26) 26 rua Luiz Coelho, 01309-900 Consolaçao, Sao Paulo	Brazil			100.00	90.37	100.00	89.83

	Country	31.12.2004		31.12.2003		31.12.2002	
		% control	% interest	% control	% interest	% control	% interest
Holland Bewaarbedrijf Europalaan 480, 3526 KS Utrecht	Netherlands	100.00	100.00	100.00	100.00	100.00	100.00
Holland Beleggingsgroep Buizerdlaan 12, Nieuwegein	Netherlands	100.00	100.00	100.00	100.00	100.00	100.00
Immobiliaria Driavena Generencia General, Piso 1, Avenida Andrés Bello, Caracas	Venezuela	100.00	96.97	100.00	96.97	100.00	96.97

(1) Detail on the scope of consolidation of Euler, Entenial, and W Finance is provided at the end of this note.

(2) The securities of Ewa Life held by AGF Holding and AGF Vie were sold in the last quarter of 2002 to AGF Life Luxembourg.

(3) CAP became AGF Epargne Salariale.

(4) Entered consolidation at 31 December 2002.

(5) Company acquired by AGF Vie on 18 July 2002.

(6) AGF Az Chile Vida was sold at the beginning of the second quarter of 2003 outside the Group.

(7) Crédit Général d'Assurance merged on 1 January 2003 with SNA Life.

(8) ZA Leven merged with Royal Nederland Leven at 1 January 2003, Royal Nederland Leven became Allianz Nederland Leven.

(9) Phénix Iart and Phénix Vie were sold as of 1 January 2003 to Allianz.

(10) Akkermans Van Elten Holding BV was sold outside the Group on 1 January 2003. Subsequent to this sale, Van Elten Financiële Dienstverlening BV and Rijn Wall Assuradeuren BV which were held by the holding company exited consolidation.

(11) Immospain was liquidated on 1 January 2003.

(12) AGF International bought 80% of the shares of Arab International Non Life Insurance from Allianz on 1 January 2003.

(13) Entered consolidation at 1 January 2003.

(14) Allianz AGF Mat UK was sold to AMA at 30 June 2003, and exited consolidation as of 1 January 2003.

(15) AGF Holding acquired Dresdner Gestion Privée (DGP) from Dresdner Bank Gestion France (DBGF) on 16 July 2003. Dresdner Gestion Privée was consolidated as of 1 July 2003.

(16) AGF Allianz Argentina Vida has been merged with AGF Allianz Argentina Generales.

(17) Havelaar Drukker Beheer was absorbed by Allianz Nederland Holding as of 1 January 2003.

(18) AGF Belgium Bank was sold as of 31 December 2003.

(19) AGF International acquired Allianz's entire stake in Arab International Life Insurance as of 31 December 2003. Arab International Life Insurance was accounted for under the equity method in 2002 and was fully consolidated in 2003.

(20) Rhimo changed its name to Spaceco as of 12 December 2003.

(21) Companies absorbed by AGF Vie and assets and liabilities transferred with effect from 17 October 2003.

(22) AGF Favart, SAS Du Hameau, SAS 38 Opéra, Eurl 30-31 rue Le Peletier, SARL Lafitte Victoire and Eurl 5 rue Villebois Mareuil were absorbed by 12 Madeleine with retroactive effect to 1 January 2003. 12 Madeleine has changed its name to Madeleine Opéra.

(23) Kléber Poincaré was sold outside the Group to Crédit Lyonnais Group as of 18 December 2003.

(24) SNC Cofetrans was sold outside the Group to Mory SA as of 1 October 2003.

(25) Shareholders approved the liquidation of Phénix Développement Gestion at an extraordinary general meeting on 1 September 2003.

(26) AGF Brasil Vida and Banco AGF were sold at the end of January 2004 to a company outside the Allianz Group.

(27) Arab International non Life Insurance has changed its name to Allianz Insurance Egypt.

(28) Arab International Life Insurance has changed its name to Allianz Life Assurance Egypt.

(29) Logiphix is included in the scope of consolidation of Banque AGF.

(30) Company absorbed by AGF Iart and assets and liabilities transferred with effect from 10 May 2004. AGF Ré Luxembourg exited the scope of consolidation as of 1 January 2004.

(31) On 4 February 2004 the AGF Group sold all of the shares it held in Entenial to CFF. Entenial exited the scope of consolidation as of 1 January 2004.

(32) ZA Verzekeringen was sold outside the Group at the end of October 2004.

(33) AGF Chile was sold outside the Group on 19 August 2004 and AGF AZ Chile Generales consequently exited the scope of consolidation.

(34) Royal Schiedam Schade, ZA Hervezekeringen and ZA Schade merged with Allianz Nederland Schade on 1 January 2004.

(35) Vina de Larose has changed its name to Casas del Tocqui.

(36) AGF Saint Marc was absorbed by AGF Vie retroactively to 1 January 2004.

(37) SNC Kléber Mirabeau was absorbed by Madeleine Opéra retroactively to 1 January 2004.

(38) Entered the scope of consolidation as of 31 December 2004.

41.2 Proportionally consolidated companies

	Country	31.12.2004		31.12.2003		31.12.2002	
		% control	% interest	% control	% interest	% control	% interest
INSURANCE AND REINSURANCE COMPANIES							
Fenix Directo Calle Albacete 5, 28027 Madrid	Spain	50.00	48.31	50.00	48.31	50.00	48.31
Allianz Seguros C/Tarragona, 109, 08014 Barcelona	Spain	50.00	48.31	50.00	48.31	50.00	48.31
Eurovida Calle José Ortega y Gasset n°29, 28006 Madrid	Spain	50.00	25.50	50.00	25.50	50.00	25.50
Groupe Mondial Assistance (1) Hagenholzstrasse 85B, Postfach, CH-8050 Zürich	Switzerland	50.00	50.00	50.00	50.00	50.00	50.00

	Country	31.12.2004		31.12.2003		31.12.2002	
		% control	% interest	% control	% interest	% control	% interest
OTHER ACTIVITIES							
SC Holding 8 rue Danjou, 92100 Boulogne Billancourt *N° Siren 403213838*	France	50.00	50.00	50.00	50.00	50.04	50.04
Santéclair(2) 8 rue Danjou, 92100 Boulogne Billancourt *N° Siren 428704977*	France	50.00	48.19	50.00	48.19		
Três B 100 rua Alfredo Egydio de Souza Aranha, 04344-902 Sao Paulo	Brazil	49.00	49.00	49.00	49.00	49.00	49.00
Inverfenix (3) Paseo de la Castellana n°33, 28046 Madrid	Spain					50.00	48.31
EFE (4) Paseo de la Castellana n°33, 28046 Madrid	Spain			50.00	48.31	50.00	48.31
Informatica Y Servicios Financieros (INSESA) (5) Paseo de la Castellana n°39, 28046 Madrid	Spain	50.00	48.31				
AGF Ras Holding Keizersgracht 484, 1017 EH Amsterdam	Netherlands	50.00	50.00	50.00	50.00	50.00	50.00
Euro Nederland Rokin 69, 1012 KL Amsterdam	Netherlands	48.00	48.00	48.00	48.00	48.00	48.00
Météo Transformer Ltd (6) 22 Grenville street, ST Helier Jersey JE4 8PX	United Kingdom			50.00	49.99	50.00	49.99

(1) Detail on the scope of consolidation of the Mondial Assistance Group is provided at the end of this note.
(2) Santé Conseil Service, Haussmann Conseil Santé and Haussmann Gestion Santé have been merged into a new entity named Santéclair.
(3) Inverfenix merged with Allianz Seguros with effect from 1 January 2003.
(4) EFE was absorbed by Allianz Seguros as of 1 January 2004.
(5) Entered the scope of consolidation as of 1 January 2004.
(6) Météo Transformer Ltd was liquidated on 28 October 2004.

41.3 Companies accounted for under the equity method

	Country	31.12.2004		31.12.2003		31.12.2002	
		% control	% interest	% control	% interest	% control	% interest
INSURANCE AND REINSURANCE COMPANIES							
Arab International Life Insurance (4) Saridar Bldg. 92, Tahir St. Dokki, Giza 12311 Bâtiment Saridar PO Box 2704 Cairo	Egypt					44.00	39.66
Tindall Riley Marine Ltd (3)	United Kingdom					25.00	25.00
Astrée 45 avenue Kheireddine Pacha, 1002 Tunis Belvedere	Tunisia	42.08	42.08	42.08	42.08	42.08	42.08
BANKING COMPANIES							
Oddo & Cie (Groupe Banque AGF) (1) (2) 12 boulevard de la Madeleine, 75009 Paris *N° Siren 652027384*	France			26.98	26.98	26.98	26.98
PROPERTY COMPANIES							
Sophia (2) (6) 63 avenue des Champs-Élysées, 75008 Paris *N° Siren 315228163*	France			26.54	26.53	29.79	29.27
Gecina (2) 14-16 rue des Capucines, 75002 Paris *N° Siren 592014476*	France	23.49	23.47	22.58	22.56	23.82	23.39

	Country	31.12.2004		31.12.2003		31.12.2002	
		% control	% interest	% control	% interest	% control	% interest
PHRV (2) 31 rue Danielle Casanova, 75001 Paris *N° Siren 394386635*	**France**	31.43	37.66	31.79	34.15	29.39	29.39
Cofitem-Cofimur (2) 184 rue de la Pompe, 75116 Paris *N° Siren 331250472*	**France**	20.02	20.01	20.02	20.01	22.00	22.00
OTHER ACTIVITIES							
AGF Atlantico (5) Plaza Santa Maria Soledad Torres Acosta 2, 28004 Madrid	**Spain**			24.16	24.16	24.15	24.15
Europensiones Calle José Ortega y Gasset n°29, 28006 Madrid	**Spain**	49.00	24.50	49.00	24.50	24.50	24.50

(1) Oddo is included in Banque AGF's scope of consolidation, detailed at the end of this note.

(2) Detail on the scope of consolidation of Banque AGF, Sophia, Gécina, PHRV and Cofitem-Cofimur is provided at the end of this note.

(3) Tindall Riley Marine Ltd exited the scope of consolidation, following the sale of Allianz AGF Mat UK with effect from 1 January 2003.

(4) Accounted for on the equity method in 2002, then fully consolidated in 2003.

(5) AGF Atlantico was sold outside the Group in May 2004.

(6) As of 28 January, the AGF Group had tendered all of the shares it held in Sophia to the friendly takeover bid launched by GE Real Estate Investissement. Sophia exited the scope of consolidation as of 1 January 2004.

41.4 Scope of consolidation of Banque AGF Group

	Country	Consolidation method	31.12.2004		31.12.2003		31.12.2002	
			% control	% interest	% control	% interest	% control	% interest
Banque AGF 164 rue Ambroise Croizat, 93200 Saint Denis La Plaine *N° Siren 572199461*	**France**	Full	100.00	100.00	100.00	100.00	100.00	100.00
Oddo 12 bld de la Madeleine, 75009 Paris *N° Siren 421278664*	**France**	Equity	26.98	26.98	26.98	26.98	26.98	26.98
Immovalor Gestion (1) 25 rue Louis Le Blanc, 75002 Paris *N° Siren 328398706*	**France**	Full	58.62	58.62				
Logiphix Eurotitrisation, 20 rue Chauchat, 75009 Paris *N° Siren 352458368*	**France**	Full	100.00	100.00	100.00	100.00	100.00	100.00

(1) Entered the scope of consolidation as of 1 January 2004.

41.5 Scope of consolidation of Euler Hermes Group

	Country	Consolidation method	31.12.2004		31.12.2003		31.12.2002	
			% control	% interest	% control	% interest	% control	% interest
Euler Hermes 1 rue Euler, 75008 Paris *N° Siren 552040594*	**France**	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes SFAC 1, 3, 5 rue Euler, 75008 Paris *N° Siren 348920596*	**France**	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes SFAC Crédit 1 rue Euler, 75008 Paris *N° Siren 388236853*	**France**	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes SFAC Recouvrement 1 rue Euler, 75008 Paris *N° Siren 388238026*	**France**	Full	100.00	100.00	100.00	100.00	100.00	100.00

	Country	Consolidation method	31.12.2004		31.12.2003		31.12.2002	
			% control	% interest	% control	% interest	% control	% interest
Euler Hermes Services 1 rue Euler, 75008 Paris *N° Siren 414960377*	**France**	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes Asset Management 1 rue Euler, 75008 Paris *N° Siren 422728956*	**France**	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Tech 1 rue Euler, 75008 Paris *N° Siren 388237091*	**France**	Full	100.00	100.00	100.00	100.00	100.00	100.00
Codinf Services 29 rue Délizy, 93500 Pantin *N° Siren 341693778*	**France**	Full	81.13	81.13	51.13	51.13	51.13	51.13
Cerip France (6) 55 rue Pierre Charron, 75008 Paris *N° Siren 324551936*	**France**	Full			100.00	100.00	63.35	63.35
Bilan Services 25 boulevard des Bouvets, 92000 Nanterre *N° Siren 333192631*	**France**	Full	66.00	50.00	66.00	50.00	66.00	50.00
Codinf (7) 29 rue Délizy, 93500 Pantin *N° Siren 428710891*	**France**	Full			100.00	100.00	99.99	99.99
Financière Européenne d'Affacturage Tour d'Asnières, 04 av. Laurent Cély, 92608 Asnières *N° Siren 642041560*	**France**	Proportional			50.00	50.00	50.00	50.00
Eurofactor Tour d'Asnières, 04 av. Laurent Cély, 92608 Asnières *N° Siren 642041560*	**France**	Proportional			49.09	49.09	48.54	48.54
Élysées Factor (8) 104 avenue des Champs Élysées, 75008 Paris *N° Siren 414141846*	**France**	Equity			16.69	16.69	17.00	17.00
Burgel Wirtschaftsinformationen GmbH & Co. K.G. (1) Gasstrabe 18 - Hambourg	**Germany**	Equity	50.10	50.10	50.10	50.10		
Eurofactor AG (8) Bajuwarenning 82041 Oberhaching, Munich	**Germany**	Proportional			49.09	49.09	48.54	48.54
Euler Hermes Kreditversicherungs A.G. Friedensallee 254, Hambourg	**Germany**	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes Germany Koniginstrasse 28, 80802 Munich	**Germany**	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes Beteiligungen Friedensallee 254, Hambourg	**Germany**	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes Risk Management Friedensallee 254, Hambourg	**Germany**	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes Foderungsmanagement Friedensallee 254, Hambourg	**Germany**	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes Gesellschaft Für Finanzdienstleistungen Friedensallee 254, Hambourg	**Germany**	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes Gesellschaft Für Informations Dienstleistungen Friedensallee 254, Hambourg	**Germany**	Full	100.00	100.00	100.00	100.00	100.00	100.00
Hermes E-Business Friedensallee 254, Hambourg	**Germany**	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes Rating Friedensallee 254, Hambourg	**Germany**	Full	100.00	100.00	100.00	100.00	100.00	100.00
Pylon A.G (8) Reimerstwiete 11, Hambourg	**Germany**	Equity			35.00	35.00	35.00	35.00
Hermes Risk Management Hamb Friedensallee 254, Hambourg	**Germany**	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes Versicherungsbeteiligungen Friedensallee 254, Hambourg	**Germany**	Full	100.00	100.00	100.00	100.00	100.00	100.00

	Country	Consolidation method	31.12.2004		31.12.2003		31.12.2002	
			% control	% interest	% control	% interest	% control	% interest
Wisser Forderungsmanagment (8) Bajuwarenning 82041 Oberhaching, Munich	Germany	Proportional			49.09	49.09	48.54	48.54
Prisma Kreditversicherungs A.G Heiligenstadter Strasse 201, Vienne	Austria	Equity	49.00	49.00	46.00	46.00	42.20	42.20
Euler Hermes Crédit Insurance Belgium 15 rue Montoyer, 1000 Brussels *RC Brussels 31 955*	Belgium	Full	70.00	70.00	70.00	70.00	70.00	70.00
Euler Hermes Services Belgium 15 rue Montoyer, 1000 Brussels *RC Brussels 45 8033*	Belgium	Full	100.00	69.99	100.00	69.99	100.00	69.99
Eurofactor N.V 140 avenue Louise, 1050 Brussels	Belgium	Proportional			49.09	49.09	48.54	48.54
Mundialis S.A (1) 39 rue du Commerce, 1000 Brussels	Belgium	Proportional	50.00	35.00	50.00	35.00		
Graydon Belgium N.V Uibreidingstraat 84 Bus 1, 2500 Berchem	Belgium	Equity	27.50	27.50	27.40	27.40	27.40	27.40
Euler Hermes Serviços Ltda Alameda Santos 2335 Conj 51 Cerqueira César 01419-002, Sao Paulo	Brazil	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes Seguros de Crédito Alameda Santos 2335 Conj 51 Cerqueira César 01419-002, Sao Paulo	Brazil	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes Do Brasil Seguros Exportaçao (9) Alameda Santos 2335 Conj 51 Cerqueira César 01419-002, Sao Paulo	Brazil	Full	100.00	100.00				
Euler Hermes Crédit Insurance Nordic AB Nyropsgade 45, 5 SAL - 1504 Copenhague	Denmark	Full	100.00	100.00	100.00	100.00	100.00	100.00
Inter-Factor Europa (8) Serrano 21, 28001 Madrid	Spain	Proportional			49.04	49.04	48.49	48.49
Euler Hermes Crédito Compana de Seguros y Reaseguros Paseo de la Castellana 77, 28046 Madrid	Spain	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes Servicios SL Paseo de la Castellana 77, 28046 Madrid	Spain	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes A.C.I Inc 800 Red Brook boulevard, Owings Mills, MD 21117	United States	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes ACI Holding Inc 800 Red Brook boulevard, Owings Mills, MD 21117	United States	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes ACI Services, LLC 800 Red Brook boulevard, Owings Mills, MD 21117	United States	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes ACI Collections Services Inc 800 Red Brook boulevard, Owings Mills, MD 21117	United States	Full	100.00	100.00	100.00	100.00	100.00	100.00
Finnish Credit Insurance Company (8) Italahdenkatu 18A, 00 210 Helsinki	Finland	Equity			50.00	50.00	33.33	33.33
Euler Hermes Emporiki SA (4) 109-111 Messogion Ave, Politia Business Center, Athens	Greece	Full	50.00	50.00	34.00	34.00	34.00	34.00
Euler Hermes Credit Underwriters Hong Kong 09/F Int. Finance Centre, 01 Harbour View street	Hong Kong	Equity	100.00	100.00	90.00	90.00	90.00	90.00
Euler Hermes Services Hong Kong 09/F Int. Finance Centre, 01 Harbour View street	Hong Kong	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes Magyar Hitelbiztosito Rt Bognar u.11, 1021 Budapest	Hungary	Full	74.89	74.89	74.89	74.89	74.89	74.89
Euler Hermes Consult Kft Bognar u.11, 1021 Budapest	Hungary	Full	74.90	74.90	74.90	74.90	74.90	74.90

	Country	Consolidation method	31.12.2004		31.12.2003		31.12.2002	
			% control	% interest	% control	% interest	% control	% interest
Euler Hermes SIAC Via Raffaello Matarazzo, 00139 Rome	Italy	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes SIAC Services Via Raffaello Matarazzo, 00139 Rome	Italy	Full	100.00	100.00	100.00	100.00	100.00	100.00
Dimensione S.R.L Piazza Stia 8, 00138 Rome	Italy	Full	100.00	100.00	86.17	86.17	86.17	86.17
Logica (10) Via Raffaello Matarazzo, 00139 Rome	Italy	Full	100.00	100.00				
Euler Hermes Credit Services 08-07, Kyobashi 1-chome, Chuo-Ku, Tokyo	Japan	Full	100.00	100.00	100.00	100.00	91.00	91.00
Lietuvos Draudimo Kreditu Draudimas Jasinskio 16 Vilnius - Lithuania	Lithuania	Equity	51.00	51.00	51.00	51.00	49.00	49.00
Euler Ré 6B route de Trèves, 02633 Senningerberg	Luxembourg	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes Acmar (1) (5) 243 boulevard Mohammed V - 20000 Casablanca	Morocco	Full	55.00	55.00	55.00	55.00		
Euler Hermes Servicios Blvd Manuel Avila Camacho 164, 8° piso Col. Lomas de Barrilaco, Mexico, DF CP 11010	Mexico	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes Seguro de Crédito Blvd Manuel Avila Camacho 164, 8° piso Col. Lomas de Barrilaco, Mexico, DF CP 11010	Mexico	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes Crédit Insurance Nordic AB Postboks 6875, St Olavs Plass - NO 130 Oslo	Norway	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes Kredietverzekering Pettelaarpark 20, Postbus 70571 NL - 5201 CZ's - Hertogenbosch *RC Hertogenbosch : 75 555*	Netherlands	Full	100.00	76.40	100.00	76.40	100.00	76.40
Euler Hermes Services Pettelaarpark 20, Postbus 70571 NL - 5201 CZ's - Hertogenbosch *RC Hertogenbosch : 76 965*	Netherlands	Full	100.00	73.13	100.00	73.13	100.00	73.13
Interpolis Services BV (2) Pettelaarpark 20, 5216 PD's-Hertogenbosch, Nederland	Netherlands	Proportional					50.00	38.20
N.V Interpolis Kredietverzekeringen Pettelaarpark 20, 5216 PD's-Hertogenbosch, Nederland	Netherlands	Proportional	45.00	34.38	45.00	34.38	45.00	34.38
Graydon Holding N.V Hullenbergweg 260, 1101 BV Amsterdam	Netherlands	Equity	27.50	27.50	27.50	27.50	27.50	27.50
Euler Hermes Interborg Hoogoorddreef 5, Postbus PO, 1100 AL Amsterdam	Netherlands	Full	95.00	91.92	60.00	60.00	60.00	60.00
Graydon Creditfink BV Hullenbergweg 260, 1101 BV Amsterdam	Netherlands	Equity	27.50	27.50	27.50	27.50	27.50	27.50
Graydon Nederland BV Hullenbergweg 260, 1101 BV Amsterdam	Netherlands	Equity	27.50	27.50	27.50	27.50	27.50	27.50
Kisys Krediet Informatie Systemen BV Hullenbergweg 270, 1101 BV Amsterdam	Netherlands	Equity	27.50	27.50	27.50	27.50	27.50	27.50
MarkSelect BV Duemerhof 26, Postbus 22969, 1100 DL Amsterdam	Netherlands	Equity	27.50	27.50	27.50	27.50	27.50	27.50
Euler Hermes Zarzadzanie Ryzykiem Sp. Z.o.o. (3) ul. Chocimska, 17 - 00 791 Warsaw	Poland	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes Towarzystwo (9) ul. Chocimska, 17 - 00 791 Warsaw	Poland	Full	100.00	100.00				

	Country	Consolidation method	31.12.2004 % control	31.12.2004 % interest	31.12.2003 % control	31.12.2003 % interest	31.12.2002 % control	31.12.2002 % interest
Eurofactoring - Sociedade de Factoring SA (8) Avenue Duque de Avila 141, 01050 Lisbon	Portugal	Proportional			49.04	49.04	48.50	48.50
Companhia de Seguros de Creditos (COSEC) (9) Avenida de Republica n° 58, 1069-057 Lisbon	Portugal	Equity	41.43	41.43				
Euler Hermes Cescob Pojist'ovna (1) Molakova 576/11, 186 00 Pragues 8	Czech Republic	Full	100.00	95.77	64.74	60.51		
Hermes - Kredit Service S.R.O (5) Zahrebska 23-25, 120 00 Pragues 2	Czech Republic	Full	100.00	95.77	100.00	60.51	100.00	100.00
Euler Hermes Holdings United Kingdom 01 Canada square, London E14 5DX	United Kingdom	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes United Kingdom 01 Canada square, London E14 5DX	United Kingdom	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes Risk Services UK Ltd 01 Canada square, London E14 5DX	United Kingdom	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes Collections United Kingdom 01 Canada square, London E14 5DX	United Kingdom	Full	100.00	100.00	100.00	100.00	100.00	100.00
Eurofactor United Kingdom (8) 03 Muirfield Crescent, Docklands, London E149SZ	United Kingdom	Proportional			49.09	49.09	48.54	48.54
Euler Hermes Guarantee plc Surety House, Lyons Crescent, Tonbridge Kent TN9 1EN	United Kingdom	Full	94.86	94.86	100.00	100.00	100.00	100.00
Clacf Limited (8) 03 Muirfield Crescent, Docklands, London E149SZ	United Kingdom	Proportional			49.09	49.09	48.54	48.54
Euler Hermes International Ltd 01 Canada square, London E14 5DX	United Kingdom	Full	100.00	100.00	100.00	100.00	100.00	100.00
Graydon UK Ltd Hyde House, Edgware road - Colindale London NW9 6LW	United Kingdom	Equity	27.50	27.50	27.50	27.50	27.50	27.50
Selective Invoice Discounting Ltd (8) 03 Muirfield Crescent, Docklands, London E149SZ	United Kingdom	Proportional			49.09	49.09	48.54	48.54
Euler Hermes UK Singapore Branch 03 Temasek avenue, 08-01 Centennial Tower	Singapore	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes Credit Insurance Nordic A.B Klara Norra Kyrkogata 29, SE 101 34 Stockholm	Sweden	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes Kreditversicherungs Service General Wille strasse 10, 8002 Zurich	Switzerland	Full	100.00	99.50	100.00	99.50	100.00	99.50

(1) Entered scope of consolidation on 30 June 2003.

(2) Interpolis Services BV was liquidated on 11 March 2003, with retroactive effect to 31 December 2002.

(3) Euler Hermes Serwis Ubezp. Kredytow changed its name to Euler Hermes Zarzadzanie Ryzykiem Sp. Z.o.o as of 31 December 2003.

(4) Phoenix Credit Insurance has changed its name to Euler Hermes Emporiki SA.

(5) Accounted for by the equity method in 2003, then fully consolidated in 2004.

(6) Cerip France exited the scope of consolidation on 30 September 2004.

(7) Codinf exited the scope of consolidation on 30 November 2004.

(8) Exited the scope of consolidation on 31 December 2004.

(9) Entered the scope of consolidation on 31 December 2004.

(10) Entered the scope of consolidation on 1 January 2004.

41.6 Scope of consolidation of Entenial Group

	Country	Consolidation method	31.12.2003 % control	31.12.2003 % interest	31.12.2002 % control	31.12.2002 % interest
Entenial 73 rue d'Anjou, 75381 Paris cedex 08 *N° Siren 562064352*	France	Full	100.00	100.00	100.00	100.00
Comptoir Financier de Garantie (CFG) 37 boulevard Vauban, 78280 Guyancourt *N° Siren 330316316*	France	Full	100.00	100.00	100.00	100.00
Investimur nouvelle 18 rue Volney, 75002 Paris cedex 02 *N° Siren 412690307*	France	Full	100.00	100.00	100.00	100.00
Soréga (2) 37 boulevard Vauban, 78280 Guyancourt *N° Siren 329893697*	France	Full			100.00	100.00
Sipari Volney 37 boulevard Vauban, 78280 Guyancourt *N° Siren 330013707*	France	Full	100.00	100.00	100.00	100.00
Gramat Balard 37 boulevard Vauban, 78280 Guyancourt *N° Siren 389699471*	France	Full	100.00	100.00	100.00	100.00
Sipari 37 boulevard Vauban, 78280 Guyancourt *N° Siren 305097446*	France	Full	100.00	100.00	100.00	100.00
Gaillon Britannia 37 boulevard Vauban, 78280 Guyancourt *N° Siren 392030359*	France	Full	100.00	100.00	100.00	100.00
Groupe Vendôme Investissements 16 rue Volney, 75008 Paris *N° Siren 349019414*	France	Full	100.00	100.00	100.00	100.00
Vauban Mobilisations Garanties 223 rue Saint Honoré, 75001 Paris *N° Siren 399343300*	France	Full	100.00	100.00	100.00	100.00
Sofipar (1) (2) 45 rue Cambon, 75001 Paris *N° Siren 331786723*	France	Equity			25.00	100.00
Capri Residences L'Atrium, 6 place Abel Gance, 92652 Boulogne *N° Siren 784606576*	France	Equity	35.00	35.00	35.00	35.00
Quatrinvest 223 rue Saint Honoré, 75001 Paris *N° Siren 415226141*	France	Full	100.00	100.00	100.00	100.00
Serexim 16 rue Volney, 75008 Paris *N° Siren 383700119*	France	Full	100.00	100.00	100.00	100.00
Activim 16 rue Volney, 75008 Paris *N° Siren 352882020*	France	Full	99.80	99.80	99.80	99.80
Régie Immobilière de la Ville de Paris 4 place Saint Thomas, 75341 Paris cedex 07 *N° Siren 552032708*	France	Equity	27.64	27.64	27.64	27.64
DTZ Eurexi (3) 43 rue de Villiers, 92200 Neuilly sur Seine *N° Siren 332111574*	France	Equity	34.00	34.00		
Sipari Velizy (3) 16 rue Volney, 75008 Paris *N° Siren 411531452*	France	Full	100.00	100.00		
Lazaret (3) 16 rue Volney, 75008 Paris *N° Siren 429148190*	France	Full	100.00	100.00		
Entenial Conseil (3) 16 rue Volney, 75008 Paris *N° Siren 449755586*	France	Full	100.00	100.00		

(1) The percent interest used was determined by reference to securities bought by this company deriving from assisted loans managed by Entenial.

(2) Deconsolidated as of 31 December 2003.

(3) Entered scope of consolidation as of 31 December 2003.

41.7 Scope of consolidation of Sophia Group

	Country	Consolidation method	31.12.2003 % control	31.12.2003 % interest	31.12.2002 % control	31.12.2002 % interest
Sophia SA 63 avenue des Champs-Élysées, 75008 Paris *N° Siren 315228163*	France	Full	100.00	100.00	100.00	100.00
Sophia Bail 29 boulevard Haussmann, 75009 Paris *N° Siren 343183901*	France	Equity	49.00	49.00	49.00	49.00
SCI Champs Élysées Vernet 63 avenue des Champs-Élysées, 75008 Paris *N° Siren 428432348*	France	Full	100.00	100.00	100.00	100.00
SCI Boulogne Pont de Sèvres 63 avenue des Champs-Élysées, 75008 Paris *N° Siren 306591306*	France	Full	100.00	100.00	100.00	100.00
SCI Interprovence 63 avenue des Champs-Élysées, 75008 Paris *N° Siren 408956647*	France	Full	100.00	100.00	100.00	100.00
SCI Interallonne 63 avenue des Champs-Élysées, 75008 Paris *N° Siren 408956191*	France	Full	100.00	100.00	100.00	100.00
SCI Intergrandstade 63 avenue des Champs-Élysées, 75008 Paris *N° Siren 408956423*	France	Full	100.00	100.00	100.00	100.00
SCI Inter La Plaine 63 avenue des Champs-Élysées, 75008 Paris *N° Siren 414804468*	France	Full	100.00	100.00	100.00	100.00
SCI Inter Ivry 63 avenue des Champs-Élysées, 75008 Paris *N° Siren 412558918*	France	Full	100.00	100.00	100.00	100.00
SCI Interparisud IV 63 avenue des Champs-Élysées, 75008 Paris *N° Siren 408956811*	France	Full	100.00	100.00	100.00	100.00
SC Le Bas Noyer 63 avenue des Champs-Élysées, 75008 Paris *N° Siren 348830050*	France	Full	93.75	93.75	93.75	93.75
SCI Marne Brossolette 63 avenue des Champs-Élysées, 75008 Paris *N° Siren 400117438*	France	Proportional	50.00	50.00	50.00	50.00
SCI Rue Lord Byron 63 avenue des Champs-Élysées, 75008 Paris *N° Siren 417618964*	France	Full	100.00	100.00	100.00	100.00
SCI Lyon Bercy 63 avenue des Champs-Élysées, 75008 Paris *N° Siren 417902582*	France	Full	100.00	100.00	100.00	100.00
SAS Financière Wilson 63 avenue des Champs-Élysées, 75008 Paris *N° Siren 414974287*	France	Full	100.00	100.00	100.00	100.00
SAS Wilson 63 avenue des Champs-Élysées, 75008 Paris *N° Siren 348402728*	France	Full	100.00	100.00	100.00	100.00
SARL CB 16 Développement 63 avenue des Champs-Élysées, 75008 Paris *N° Siren 423610922*	France	Full	100.00	100.00	100.00	100.00
Sophia Conseil SA 63 avenue des Champs-Élysées, 75008 Paris *N° Siren 340038413*	France	Full	99.76	99.76	99.76	99.76
Patriges Villiers SAS 63 avenue des Champs-Élysées, 75008 Paris *N° Siren 393337506*	France	Full	100.00	100.00	100.00	100.00
Paris Espace Hôtel SAS 63 avenue des Champs-Élysées, 75008 Paris *N° Siren 393338157*	France	Full	100.00	100.00	100.00	100.00
SA S.I.F.P 63 avenue des Champs-Élysées, 75008 Paris *N° Siren 722070018*	France	Full	100.00	100.00	100.00	100.00
SA Patriges Cap d'Ail 63 avenue des Champs-Élysées, 75008 Paris *N° Siren 394310387*	France	Full	100.00	100.00	100.00	100.00
SCI Tour 21/24 63 avenue des Champs-Élysées, 75008 Paris *N° Siren 423554427*	France	Full	60.00	60.00	60.00	60.00
Financière Michelet SAS (2) 63 avenue des Champs-Élysées, 75008 Paris *N° Siren 341103323*	France	Full			100.00	100.00
Génécommerce SAS 63 avenue des Champs-Élysées, 75008 Paris *N° Siren 328296892*	France	Full	100.00	100.00	100.00	100.00

	Country	Consolidation method	31.12.2003 % control	31.12.2003 % interest	31.12.2002 % control	31.12.2002 % interest
SCI Hôtel 37 Place René Clair 63 avenue des Champs-Élysées, 75008 Paris *N° Siren 393774187*	France	Full	100.00	100.00	100.00	100.00
SAS Sobater 63 avenue des Champs-Élysées, 75008 Paris *N° Siren 377593306*	France	Full	100.00	100.00	100.00	100.00
Gesnov 63 avenue des Champs-Élysées, 75008 Paris *N° Siren 380769588*	France	Full	99.97	99.97	99.97	99.97
Sogéprom Tour "les miroirs" Bat D La défense III 18 avenue d'Alsace, 92400 Courbevoie *N° Siren 722065257*	France	Equity	30.00	30.00	30.00	30.00
SCI Austerlitz 2000 14 rue Garnier, 92200 Neuilly sur Seine *N° Siren 308270420*	France	Full	100.00	100.00	100.00	100.00
SCI Cogestimmo (1) 63 avenue des Champs-Élysées, 75008 Paris *N° Siren 332174226*	France	Full	100.00	100.00		
SA Arlon Développement Avenue Marcel Thiry 204, Woluwe-Saint-Lambert, 1200 Brussels *N° Siren 444527937*	Belgium	Full	100.00	100.00	100.00	100.00
SA Science Développement Avenue Marcel Thiry 204, Woluwe-Saint-Lambert, 1200 Brussels *N° Siren 444528036*	Belgium	Full	100.00	100.00	100.00	100.00
Dennington Champs Élysées BV Strawinskylaan 3105, 1077ZX Amsterdam *N° Siren 33256460*	Netherlands	Full	100.00	100.00	100.00	100.00
Dennington Holdings BV Hoekenrode 6-8, 1102 BR Amsterdam Zuidoost	Netherlands	Full	100.00	100.00	100.00	100.00

(1) Entered scope of consolidation in the first half of 2003.

(2) Financière Michelet SAS was absorbed by Patriges Villiers SAS on 30 July 2003.

41.8 Scope of consolidation of Mondial Assistance Group

	Country	Consolidation method	31.12.2004 % control	31.12.2004 % interest	31.12.2003 % control	31.12.2003 % interest	31.12.2002 % control	31.12.2002 % interest
Mondial Assistance SAS 37 rue Taitbout, 75009 Paris *N° Siren 301763116*	France	Full	100.00	99.99	100.00	99.99	100.00	99.99
Sacnas International 2 rue Fragonard, 75017 Paris *N° Siren 353336134*	France	Full	100.00	99.99	100.00	99.99	100.00	99.98
Elucydée (8) Les Mercuriales, 40 avenue Jean Jaurès, Tour du Levant, 93176 Bagnolet *N° Siren 383828142*	France	Full			100.00	100.00	100.00	98.60
Elvia Société d'Assurances de Voyages 153 rue du Faubourg Saint-Honoré, 75381 Paris cedex 08 *N° Siren 582075438*	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
France Secours International Assistance (FSIA) Tour Galliéni II, 36 avenue Charles De Gaulle 93175 Bagnolet Cedex *N° Siren 712044973*	France	Full	100.00	90.99	100.00	85.99	100.00	85.98
Gestion Télésécurité Service (GTS) 81 rue Pierre Sémard, 92324 Chatillon Cedex *N° Siren 330377193*	France	Full	100.00	99.86	100.00	99.98	100.00	97.27
Sage 175 rue Blomet, 75015 Paris *N° Siren 325785285*	France	Full	100.00	100.00	100.00	100.00	100.00	97.27
Mondial Assistance France (MAF) 2 rue Fragonard, 75807 Paris Cedex 17 *N° Siren 351431937*	France	Full	100.00	93.25	100.00	93.25	100.00	93.24

	Country	Consolidation method	31.12.2004 % control	31.12.2004 % interest	31.12.2003 % control	31.12.2003 % interest	31.12.2002 % control	31.12.2002 % interest
Société Française de Dépannage et de Services (SFDS) (1) Immeuble Le Quintet, 4 rue Danjou, Building C, 2nd floor, 92100 Boulogne *N° Siren 325348217*	France	Full					100.00	93.66
Société Européenne de Protection et de Service d'Assistance à Domicile (SEPSAD) 67 boulevard Bessières, 75017 Paris *N° Siren 418717666*	France	Full	100.00	56.00	100.00	56.00	100.00	54.49
Mondiale Assistance Reunion Island (BSA) 11 rue Roland Garros, 97400 Saint Denis *N° Siren 403195712*	France	Full	100.00	99.98	100.00	99.99	100.00	97.41
Sacnas East Asia (2) 2 rue Fragonard, 75017 Paris *N° Siren 394944664*	France	Full					100.00	99.99
Sacnas Developpement 190 ter avenue de Clichy, 75017 Paris *N° Siren 342596012*	France	Full			100.00	100.00	100.00	97.29
Société de Services Communs 14 bld Poissonnière, 75009 Paris *N° Siren 440478204*	France	Full	100.00	100.00	100.00	100.00	100.00	93.66
FS2A (12) 37 rue Taitbout, 75009 Paris	France	Full	100.00	99.95				
Fragonard Assurance (12) 2 rue Fragonard, 75017 Paris	France	Full	100.00	99.98				
Mondial Service (M.S. GmbH) (9) Mainzer Strasse 75, 65189 Wiesbaden *N° Siren HRB 7122*	Germany	Full			49.99	49.99	49.99	49.99
SBAI Germany Mainzer Strasse 75, 65189 Wiesbaden	Germany	Full	100.00	100.00	100.00	100.00	100.00	94.14
Reha Care GmbH (7) Hohenlindenerstrasse 4, D-81677 Munich	Germany	Equity	24.97	24.97	25.00	25.00		
Elvia Travel Insurance Ludmillastrasse 26, 81543 Munich	Germany	Full	100.00	100.00	100.00	100.00	100.00	100.00
Mondial Assistance Deutschland GmbH Riedenburger Strasse 2, 81677 Munich	Germany	Full	49.99	49.94	49.99	49.99	49.99	49.99
Mondial Assistance Holding Germany (9) Riedenburger Strasse 2, 81677 Munich	Germany	Full			49.99	49.99	49.99	49.99
Mercosul Assistance Argentine Pte Julio A.Roca 620, 1 y 2 Piso, 1067 Buenos Aires *N° Siren 10000788*	Argentina	Full	100.00	100.00	100.00	100.00	100.00	100.00
World Care Assist (ETI) Level 1, 17-19 Lissner street, Toowong, QLD 4066	Australia	Full	100.00	100.00	100.00	100.00	100.00	100.00
Mondial Assistance Holding Australia Level 1, 17-19 Lissner street, Toowong, QLD 4066	Australia	Full	100.00	100.00	100.00	100.00	100.00	100.00
Elvia Assistance Austria Mariahilfer Strasse 20, 1070 Vienna	Austria	Full	100.00	100.00	100.00	100.00	100.00	100.00
Elvia Travel Insurance Mariahilfer Strasse 20, 1070 Vienna	Austria	Full	100.00	100.00	100.00	100.00	100.00	100.00
Société Belge d'Assistance Internationale (SBAI) Bld de la Plaine 9, 1050 Brussels *N° Siren 438767*	Belgium	Full	100.00	94.15	100.00	94.15	100.00	94.14
Sociétés Belges des Services Téléphoniques (SBST) Bld de la Plaine 9, 1050 Brussels *N° Siren 400674*	Belgium	Full	100.00	100.00	100.00	100.00	100.00	94.43
Elvia Travel Insurance Bld de la Plaine 9, 1050 Brussels	Belgium	Full	100.00	100.00	100.00	100.00	100.00	100.00
Mercosul Assistance Brésil Rua Tomé de Sousa 15, 09710-240 Centro São Bernardo do Campo Sao Paulo *N° Siren 52910023/0001-37*	Brazil	Full	100.00	100.00	100.00	100.00	100.00	99.99

	Country	Consoli-dation method	31.12.2004		31.12.2003		31.12.2002	
			% control	% interest	% control	% interest	% control	% interest
World Access Canada, Inc. (4) Allen square, 180 King street South #420 Waterloo, Ontario *N° Siren 131781938*	**Canada**	Full	100.00	100.00	100.00	100.00		
Compania de Asistancia Sudamericana (CAS) La Concepcion 266, Piso 4, CHI-Providencia Santiago de Chile *N° Siren 21184*	**Chile**	Full	100.00	100.00	100.00	100.00	100.00	99.99
Casbrok La Concepcion 266, Piso 4, CHI-Providencia Santiago de Chile *N° Siren 10335*	**Chile**	Full	100.00	99.98	100.00	99.98	100.00	99.97
Mondial Assistance Beijing Services CO. Ltd (7) Room 505, Beijing Yuan Chenxin Office Building No. 12 Yumin Road, Chaoyang District, Beijing, China 100029	**China**	Full	100.00	100.00	100.00	99.99		
Sociedad Mundial de Asistencia (SMASA) Calle Albacete 5, Madrid 28027 *N° Siren A-2867444*	**Spain**	Full	100.00	100.00	100.00	100.00	100.00	99.98
Elviaseg Calle Albacete 5, Madrid 28027	**Spain**	Full	100.00	100.00	100.00	100.00	100.00	100.00
World Access Service Corporation One Holland Place, 2235 Staples Mill Road, Suite 300, Richmond, VA 23230	**United States**	Full	100.00	100.00	100.00	100.00	100.00	100.00
Poly Assistance et Services (PAS) 3 rue Premetis, Athens 17342 *N° Siren 158921*	**Greece**	Full	100.00	51.00	100.00	51.00	100.00	50.99
SBAI 3 rue Premetis, Athens 17342	**Greece**	Full	100.00	100.00	100.00	100.00	100.00	94.14
Elvia Hungary Budapest	**Hungary**	Full	100.00	100.00	100.00	100.00	100.00	100.00
Assistance & Services Corporation of Ireland (ASCI) Mondial House Whitefriars Aungier street, Dublin 2 *N° Siren 163174*	**Ireland**	Full	100.00	100.00	100.00	100.00	100.00	99.98
Mondial Assistance Italia Ltd (Elvia Assistance SPA) Via Ampère 30, 20131 Milano	**Italy**	Full	100.00	100.00	100.00	100.00	100.00	100.00
Elvia Service SRL Via Ampère 30, 20131 Milano	**Italy**	Full	100.00	100.00	100.00	100.00	100.00	100.00
Mondial Assistance Japan (AS 24) n°2 Daini Toranomon Denki, building 5 F, 3-1-10 Toranomon Minato Ku, J Tokyo 105 *N° Siren 003881*	**Japan**	Full	100.00	90.00	100.00	90.00	100.00	89.98
Sacnas Rè 5 place de la Gare, 1616 Luxembourg *N° Siren B49516*	**Luxembourg**	Full	100.00	100.00	100.00	100.00	100.00	99.99
ISAAF (6) Lotissement de la Civim, Lot n°131, route de l'Aéroport, M-Q.I. Sidi Maârouf, Casablanca *N° Siren 40225*	**Morocco**	Equity	41.26	41.26	41.26	41.26	100.00	79.96
Mascareignes Service Assistance Ltd (MSA) (8) C&R Court, 5 th Floor, 49 Labourdonnais street, Port Louis	**Mauritius**	Full			100.00	60.00	100.00	59.99
Elvia Assistance BV Poeldijkstraat 4, NL-1059 VM Amsterdam	**Netherlands**	Full	100.00	100.00	100.00	100.00	100.00	100.00
Elvia Travel Insurance Poeldijkstraat 4, NL-1059 VM Amsterdam	**Netherlands**	Full	100.00	100.00	100.00	100.00	100.00	100.00
Elvia Travel Insurance International Poeldijkstraat 4, NL-1059 VM Amsterdam	**Netherlands**	Full	100.00	100.00	100.00	100.00	100.00	100.00
SBAI (5) Stationsweg 15, NL 3972 KA Driebergen	**Netherlands**	Full					100.00	94.14

	Country	Consolidation method	31.12.2004 % control	31.12.2004 % interest	31.12.2003 % control	31.12.2003 % interest	31.12.2002 % control	31.12.2002 % interest
Dutch International Mobility Assistance (DIMA) (3) Postbus 220, 3970 AE, Driebergen *N° Siren 30096198*	Netherlands	Full					100.00	100.00
Elvia SP. ZO.O. Ulica Solec 22, PL - 00-410 Warsawa	Poland	Full	100.00	100.00	100.00	100.00	100.00	100.00
Elvia Travel Insurance Poland (10) Ulica Solec 22, PL - 00-410 Warsawa	Poland	Full	100.00	100.00				
Elviassist Serviços de Assistência LDA Campo Grande 28-10°E, 1700 - 093 Lisbon	Portugal	Full	100.00	100.00	100.00	100.00	100.00	100.00
Mondial Assistance United Kingdom (MAUK) Mondial House, 102 George street, CR 96 HD Croydon Surrey *N° Siren 1710361*	United Kingdom	Full	100.00	100.00	100.00	100.00	100.00	99.98
Elvia Travel Insurance UK (4) Mondial House - 102 George street CR96 HD Croydon Surrey	United Kingdom	Full	100.00	100.00	100.00	100.00		
World Access (Asia) Pte Ltd 143 Cecil street, 13-01 GB Building Singapore 069 542	Singapore	Full	100.00	100.00	100.00	100.00	100.00	100.00
Elvia Assistance Ceska Republika (SRO) Na Maninach 7, CZ 170 00 - Praha 7	Slovakia	Full	100.00	100.00	100.00	100.00	100.00	100.00
Elvia Travel Insurance Headquarters Hagenholzstrasse 85B - Postfach, 8050 Zürich	Switzerland	Full	100.00	100.00	100.00	100.00	100.00	100.00
Elvia Travel Insurance Hagenholzstrasse 85B - Postfach, 8050 Zürich	Switzerland	Full	100.00	100.00	100.00	100.00	100.00	100.00
Mondial Assistance (ex-Elmonda) Hagenholzstrasse 85B - Postfach, 8050 Zürich	Switzerland	Full	100.00	100.00	100.00	100.00	100.00	100.00
AutoAssist Co Ltd 29 th Floor, Grand Amarin Tower, 1550 New Petchaburi Road, Makasan, Rajathevi, Bangkok 10310	Thailand	Full	100.00	95.10	100.00	95.10	100.00	95.10
SAT Büyükdere Cad. Enka Han 108 - Kat 10, Eesentepe, TRK, 80300 Istanbul *N° Siren 367361314943*	Turkey	Full	100.00	96.00	100.00	96.00	100.00	95.98

(1) Merged with Société de Services Communs in the first half of 2003.

(2) Merged with MASA.

(3) Merged with Elvia Assistance BV.

(4) Entered scope of consolidation in the first half of 2003.

(5) SBAI Netherlands merged with Elvia Travel Insurance Netherlands in the first half of 2003.

(6)The method of consolidation for Isaaf was changed from full to equity as of 31 October 2003.

(7) Entered scope of consolidation as of 31 December 2003.

(8) Sold as of 30 June 2004.

(9) Merged with Mondial Assistance Deutschland GmbH in the first half of 2003.

(10) Entered scope of consolidation in the first half of 2004.

(11) Merged with Sacnas International as of 30 September 2004.

(12) Entered scope of consolidation as of 30 September 2004.

41.9 Scope of consolidation of Gecina Group

	Country	Consolidation method	31.12.2004		31.12.2003		31.12.2002	
			% control	% interest	% control	% interest	% control	% interest
Gecina 16 rue des Capucines, 75002 Paris *N° Siren 592014476*	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SARL Foncigef 16 rue des Capucines, 75002 Paris *N° Siren 411405590*	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SCI Dupleix-Suffren (1) 34 rue de la Fédération, 75015 Paris *N° Siren 397600875*	France	Full			100.00	100.00	100.00	100.00
SA Union Immobilière et de Gestion 16 rue des Capucines, 75002 Paris *N° Siren 414372367*	France	Full	100.00	100.00	100.00	100.00	99.95	99.95
SPL 16 rue des Capucines, 75002 Paris *N° Siren 397840158*	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SCI Beaugrenelle (2) 16 rue des Capucines, 75002 Paris *N° Siren 307961490*	France	Proportional	50.00	50.00	50.00	50.00	100.00	100.00
SCI Tour H15 16 rue des Capucines, 75002 Paris *N° Siren 309362044*	France	Full	100.00	100.00	100.00	100.00	100.00	99.54
SCI SB Nord Pont 34 rue de la Fédération, 75015 Paris *N° Siren 412234197*	France	Full			100.00	100.00	100.00	100.00
SCI SB Londres 34 rue de la Fédération, 75015 Paris *N° Siren 412235061*	France	Full			100.00	100.00	100.00	100.00
Investibail Transactions 16 rue des Capucines, 75002 Paris *N° Siren 332525054*	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
Sogecil 29 quai Saint Antoine, 69002 Lyon *N° Siren 969502756*	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
S.G.I.L 49 rue de la République, 69002 Lyon *N° Siren 964505218*	France	Proportional	36.55	36.55	36.55	36.55	36.55	36.55
A.I.C 29 quai Saint Antoine, 69002 Lyon *N° Siren 351054432*	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SCI 16 VE Investissement 16 rue des Capucines, 75002 Paris *N° Siren 352396899*	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SCI du 77-81 boulevard Saint Germain 16 rue des Capucines, 75002 Paris *N° Siren 431570530*	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SAS Geciter 16 rue des Capucines, 75002 Paris *N° Siren 399311331*	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SA 23-29 rue de Chateaudun 16 rue des Capucines, 75002 Paris *N° Siren 387558034*	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SA 26-28 rue Saint Georges 16 rue des Capucines, 75002 Paris *N° Siren 334874260*	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
Simco (1) 34 rue de la Fédération, 75015 Paris *N° Siren 562811430*	France	Full					97.27	97.27
SCI 24 rue Erlanger (1) 34 rue de la Fédération, 75015 Paris *N° Siren 430143810*	France	Full			100.00	100.00	100.00	97.27
SAS Feydeau Bourse 34 rue de la Fédération, 75015 Paris *N° Siren 403136666*	France	Full	100.00	100.00	100.00	100.00	100.00	97.27
SCI Franco-Russe-Université (1) 16 rue des Capucines, 75002 Paris *N° Siren 410339691*	France	Full			100.00	100.00	100.00	97.27
GIE Gessi 16 rue des Capucines, 75002 Paris *N° Siren 409790276*	France	Full	100.00	100.00	100.00	99.98	100.00	97.25
SCI 38, rue des Jeuneurs 34 rue de la Fédération, 75015 Paris *N° Siren 429811516*	France	Full	100.00	100.00	100.00	100.00	100.00	97.27

	Country	Consolidation method	31.12.2004		31.12.2003		31.12.2002	
			% control	% interest	% control	% interest	% control	% interest
SA Locare 16 rue des Capucines, 75002 Paris *N° Siren 328921432*	France	Full	99.96	99.96	99.76	99.76	99.76	97.04
SNC Michelet 16 rue des Capucines, 75002 Paris *N° Siren 419355854*	France	Full	100.00	100.00	100.00	100.00	100.00	97.27
SAS Parisienne Immobilière d'Investissement 1 16 rue des Capucines, 75002 Paris *N° Siren 434021200*	France	Full	100.00	100.00	100.00	100.00	100.00	97.27
SAS Parisienne Immobilière d'Investissement 2 16 rue des Capucines, 75002 Paris *N° Siren 434021309*	France	Full	100.00	100.00	100.00	100.00	100.00	97.27
SCI Paris Saint-Michel 16 rue des Capucines, 75002 Paris *N° Siren 344296710*	France	Full	100.00	100.00	100.00	100.00	100.00	97.27
SCI 6, rue de Penthièvre (1) 34 rue de la Fédération, 75015 Paris *N° Siren 429956493*	France	Full			100.00	100.00	100.00	97.27
SCI du 150, route de la reine à Boulogne 16 rue des Capucines, 75002 Paris *N° Siren 399945153*	France	Full	100.00	100.00	100.00	100.00	100.00	97.27
SCI 5, rue Royale (1) 34 rue de la Fédération, 75015 Paris *N° Siren 429956550*	France	Full			100.00	100.00	100.00	97.27
SCI Sèvres Bellevue (1) 34 rue de la Fédération, 75015 Paris *N° Siren 432858389*	France	Full			100.00	100.00	100.00	97.27
SCI Termes Opéra (1) 34 rue de la Fédération, 75015 Paris *N° Siren 389626821*	France	Full			100.00	100.00	100.00	97.27
SCI Vouillé-Nanteuil (1) 34 rue de la Fédération, 75015 Paris *N° Siren 412066011*	France	Full			100.00	100.00	100.00	97.27
SA Parigest 16 rue des Capucines, 75002 Paris *N° Siren 642030571*	France	Full	100.00	100.00	100.00	100.00	100.00	97.27
SAS Fedim 16 rue des Capucines, 75002 Paris *N° Siren 440363513*	France	Full	100.00	100.00	100.00	100.00	100.00	97.27
SA Société des Immeubles de France 16 rue des Capucines, 75002 Paris *N° Siren 572231223*	France	Full	99.28	99.28	99.13	99.13	99.13	96.42
SCI du 55 rue d'Amsterdam 16 rue des Capucines, 75002 Paris *N° Siren 382482065*	France	Full	100.00	99.28	100.00	99.13	100.00	96.42
SCI Capucines 16 rue des Capucines, 75002 Paris *N° Siren 332867001*	France	Full	100.00	99.28	100.00	99.13	100.00	96.42
SCI Delcassé (1) 16 rue des Capucines, 75002 Paris *N° Siren 348931650*	France	Full			100.00	99.13	100.00	96.42
SCI du 5, rue Montmartre 16 rue des Capucines, 75002 Paris *N° Siren 380045773*	France	Full	100.00	99.28	100.00	99.13	100.00	96.42
SPIPM 16 rue des Capucines, 75002 Paris *N° Siren 572098465*	France	Full	100.00	99.28	100.00	99.13	100.00	95.14
La Rente Immobilière 16 rue des Capucines, 75002 Paris *N° Siren 306865270*	France	Full	70.26	69.83	60.23	59.70	60.23	58.08
SNC du 24, rue Royale (1) 34 rue de la Fédération, 75015 Paris *N° Siren 382358653*	France	Full			100.00	99.13	100.00	96.42
Sadia 16 rue des Capucines, 75002 Paris *N° Siren 572085736*	France	Full	100.00	99.28	100.00	99.13	100.00	96.42
SCI Saint Augustin Marsolier 16 rue des Capucines, 75002 Paris *N° Siren 382515211*	France	Full	100.00	99.28	100.00	99.13	100.00	96.42
Société Hôtel d'Albe 16 rue des Capucines, 75002 Paris *N° Siren 542091806*	France	Full	100.00	99.28	100.00	99.13	100.00	96.42
SCI Montessuy 16 rue des Capucines, 75002 Paris *N° Siren 423852185*	France	Full	100.00	99.28	100.00	99.13	100.00	96.42

	Country	Consolidation method	31.12.2004		31.12.2003		31.12.2002	
			% control	% interest	% control	% interest	% control	% interest
Compagnie Foncière de Gestion 16 rue des Capucines, 75002 Paris *N° Siren 432028868*	France	Full	100.00	99.28	100.00	99.13	100.00	96.42
Foncirente 16 rue des Capucines, 75002 Paris *N° Siren 403282353*	France	Full	100.00	99.28	100.00	99.13	100.00	96.42
SCI 153 rue de Courcelles (3) 16 rue des Capucines, 75002 Paris *N° Siren 383501892*	France	Full	100.00	100.00				
Compagnie Financière du Banville (3) 16 rue des Capucines, 75002 Paris *N° Siren 350589901*	France	Full	100.00	100.00				
Société Immobilière et Commerciale de Banville (3) 16 rue des Capucines, 75002 Paris *N° Siren 572055796*	France	Full	100.00	100.00				
SARL Restaurant du Banville (3) 16 rue des Capucines, 75002 Paris *N° Siren 381487099*	France	Full	100.00	100.00				
SAS Dassault Suresnes (3) 16 rue des Capucines, 75002 Paris *N° Siren 434744736*	France	Full	100.00	100.00				
SARL Rue de la Faisanderie (3) 16 rue des Capucines, 75002 Paris *N° Siren 442504999*	France	Full	100.00	100.00				
SAS Gec3 (4) 16 rue des Capucines, 75002 Paris *N° Siren 428818512*	France	Full	100.00	100.00				

(1) Merged.

(2) The method of consolidation for SCI Beaugrenelle was changed from full to proportional as of 31 December 2003.

(3) Entered scope of consolidation as of 30 June 2004.

(4) Entered scope of consolidation as of 1 January 2004.

41.10 Scope of consolidation of W Finance Group

	Country	Consolidation method	31.12.2004		31.12.2003		31.12.2002	
			% control	% interest	% control	% interest	% control	% interest
W Finance 20 rue Le Peletier, 75009 Paris *N° Siren 702022443*	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
W Finance Conseil 20 rue Le Peletier, 75009 Paris *N° Siren 331336867*	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
S.P.H.F 20 rue Le Peletier, 75009 Paris *N° Siren 331336859*	France	Equity	96.42	96.42	96.30	96.30	93.20	93.20
W Finance Administration 20 rue Le Peletier, 75009 Paris *N° Siren 315518670*	France	Equity	99.96	99.96	99.96	99.96	99.96	99.96
Immovalor Gestion 25 rue Louis Le Blanc, 75002 Paris *N° Siren 328398706*	France	Equity	41.36	41.36	41.36	41.36	41.36	41.36
Traktir (1) 20 rue Le Peletier, 75009 Paris *N° Siren 338848108*	France	Equity					50.03	50.03

(1) Deconsolidated as of 30 June 2003.

41.11 Scope of consolidation of PHRV Group

	Country	Consolidation method	31.12.2004		31.12.2003		31.12.2002	
			% control	% interest	% control	% interest	% control	% interest
PHRV 184 rue de la Pompe, 75116 Paris *N° Siren 394386635*	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
Restauration Investissement (2) 184 rue de la Pompe, 75116 Paris *N° Siren 391014685*	France	Full					49.00	49.00
SIIC de Paris 8e (4) (7) 184 rue de la Pompe, 75116 Paris *N° Siren 338100076*	France	Full	82.04	33.94	81.96	33.83	82.00	81.00
SIIC de Paris (3) (8) 184 rue de la Pompe, 75116 Paris *N° Siren 303323778*	France	Full	41.37	41.37	41.28	41.28	44.60	44.40
Sélectibail (1) Tour Europlaza, 20 avenue André Prothin, 92927 Paris La Défense Cedex *N° Siren 339849507*	France	Equity					15.00	15.00
GEI (5) 92 rue de Vaugirard, 75006 Paris *N° Siren 328680087*	France	Equity	99.99	99.99	99.99	99.99	100.00	100.00
ARH 92 rue de Vaugirard, 75006 Paris *N° Siren 381505411*	France	Equity	99.99	99.99	99.99	99.99	100.00	100.00
SEHPB (5) 10/12 rue Yvan Tourguenieff, 78380 Bougival *N° Siren 310728563*	France	Equity	99.99	99.99	99.99	99.99	100.00	100.00
SAS II 92 rue de Vaugirard, 75006 Paris *N° Siren 389857707*	France	Full	99.99	99.99	99.99	99.99	100.00	100.00
SCI Vendôme-Casanova (6) 184 rue de la Pompe, 75116 Paris *N° Siren 389486093*	France	Full	99.99	99.99				

(1) Deconsolidated as of 30 June 2003.

(2) Cofitem absorbed Restauration Investissement with retroactive effect to 1 January 2003.

(3) Immobanque absorbed Vendôme-Victoires and SCI Cofitem-Vendôme with retroactive effect to 1 January 2003.

(4) The controlling block of shares in Bail Saint-Honoré was sold to Immobanque with retroactive effect to 1 January 2003.

(5) Full consolidation in 2003, then accounted for by the equity method as of 30 June 2004.

(6) Entered scope of consolidation in 2004.

(7) On 27 April 2004 Bail Saint Honoré changed its name to SIIC de Paris 8e.

(8) On 22 April 2004 Immobanque changed its name to SIIC de Paris.

41.12 Scope of consolidation of Cofitem Group

	Country	Consolidation method	31.12.2002	
			% control	% interest
Cofitem (1) (3) 184 rue de la Pompe, 75116 Paris *N° Siren 331250472*	France	Full	100.00	100.00
Vendôme-Victoires (2) 184 rue de la Pompe, 75116 Paris *N° Siren 592048482*	France	Full	99.99	99.99
SCI Cofitem-Vendôme (2) 184 rue de la Pompe, 75116 Paris *N° Siren 389486093*	France	Full	99.99	99.99
SCI du Mont de Mars (3) 184 rue de la Pompe, 75116 Paris *N° Siren 411846033*	France	Full	99.99	99.99

(1) Cofitem absorbed Restauration Investissement with retroactive effect to 1 January 2003.

(2) Sale of subsidiaries Vendôme Victoires and SCI Cofitem-Vendôme in connection with their absorption by Immobanque with retroactive effect to 1 January 2003.

(3) As a result of the merger, Cofitem no longer consolidates its accounts.

41.13 Scope of consolidation of AGF Afrique Group

	Country	Consolidation method	31.12.2004		31.12.2003		31.12.2002	
			% control	% interest	% control	% interest	% control	% interest
AGF Afrique 87 rue de Richelieu, 75002 Paris *N° Siren 382231801*	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
AGF Bénin Assurances (1) (2) Avenue Delorme, Carré n° 5, 01 BP 5455 Cotonou RP	Benin	Full	75.91	75.91	75.92	75.92		
AGF Burkina Assurances (2) 99 avenue de l'UEMOA, BP 398, Ouagadougou	Burkina-Faso	Full	52.42	52.42	52.48	52.48	52.40	52.40
AGF Burkina Assurances Vie (2) 99 avenue de l'UEMOA, BP 398, Ouagadougou	Burkina-Faso	Full	69.92	69.92	69.91	69.91	69.86	69.86
AGF Cameroun Assurances (2) 1124 rue Manga Bell, BP105, Douala	Cameroon	Full	70.80	70.80	70.80	70.80	70.80	70.80
AGF Cameroun Assurances Vie (2) 1124 rue Manga Bell, BP105, Douala	Cameroon	Full	75.82	75.82	75.82	75.82	75.81	75.81
AGF Centrafrique Assurances (2) Boulevard du Général De Gaulle, BP 343, Bangui	Central African Republic	Full	83.02	58.87	83.02	58.87	82.60	58.51
AGF Côte d'Ivoire Assurances Vie (2) 2 boulevard Roume 01, BP 1741, Abidjan	Ivory Coast	Full	71.67	71.23	70.01	70.01	70.00	70.00
AGF Côte d'Ivoire Assurances (2) 2 boulevard Roume 01, BP 1741, Abidjan 01	Ivory Coast	Full	73.56	73.47	73.23	73.23	73.23	73.23
AGF Mali Assurances (2) Avenue de la Nation, BP E 4447, Bamako	Mali	Full	69.98	69.98	69.99	69.99	69.99	69.99
AGF Sénégal Assurances Vie (2) Avenue Abdoulaye Fadiga, x rue de Thann, BP2610 Dakar	Senegal	Full	95.53	95.53	95.54	95.54	95.52	95.52
AGF Sénégal Assurances (2) Avenue Abdoulaye Fadiga, x rue de Thann, BP2610 Dakar	Senegal	Full	83.15	83.15	83.14	83.14	83.12	83.12
AGF Togo Assurances (1) (2) Avenue du 24 janvier, Immeuble Ramco, B.PP 4201 Lomé	Togo	Full	94.57	94.57	94.07	94.07		

(1) Entered scope of consolidation in 2003.

(2) Name change effective from 1 October 2004.

STATUTORY AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

AGF SA ***Head office:*** 87, rue de Richelieu – 75002 Paris ***Share capital:*** €866.609.375 ***For the year ended:*** 31 December 2004

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the consolidated financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting matters. These assessments were made for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements.

The report also includes information relating to the specific verification of management in the group management report.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the shareholders,

In compliance with the assignment entrusted to us by your General Meeting of Shareholders, we have audited the accompanying consolidated financial statements of AGF S.A. for the year ended December 31, 2004.
The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

1 Opinion on the consolidated financial statements

We conducted our audit in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and results of the consolidated group of companies in accordance with the accounting rules and principles applicable in France.

Without qualifying our opinion, we draw attention to the matter discussed in note 4.6 to the consolidated financial statements relating to the treatment of the provision for unrealised capital loss exposures in the consolidated financial statements as at December 31, 2003.

2 Justification of our assessments

In accordance with the requirements of article L. 225-235 of the French Company Law (Code de Commerce) relating to the justification of our assessments, we bring to your attention the following matters:

- Accounting estimates

Certain accounting principles applied involve the implementation by the AGF Group management of an important part of judgements and estimates founded partly on prospective data.

.../...

The use of these judgements and estimates, for which a detailed information is given in the notes to the consolidated financial statements, relates mainly to technical reserves and deferred acquisition costs valuation (notes 3-2 to 3-4), the accounting methodology used for subsequent measurement of goodwill and network value (note 2-6), measurement methods used for deferred tax assets (notes 2-9 and 18) and provision for impairment of investments (note 3-8-2).

We performed an assessment of measurement approaches and methodologies applied, described in the notes to the financial statements mentioned above, and, on the basis of elements currently available, performed tests in order to verify the application of these measurement methods and the consistency of the assumptions used with the prospective data prepared by the Group.

Our work relating to significant judgements and estimates made by Management enabled us to assess their reasonable nature.

These assessments were thus made in the context of the performance of our audit of the consolidated financial statements, taken as a whole, and therefore contributed to the formation of our unqualified opinion expressed in the first part of this report.

3 Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the group management report. We have no matters to report regarding its fair presentation and conformity with the consolidated financial statements.

Paris-La Défense May 3, 2005

The statutory auditors

KPMG Audit
Division of KPMG S.A.

Francine Morelli

ERNST & YOUNG Audit

Dominique Duret-Ferrari



STATUTORY FINANCIAL STATEMENTS

BALANCE SHEET AT 31 DECEMBER 2004

ASSETS *(in thousands of euros)*	Note	Gross	Depreciation, amortisation & provisions	31.12.2004 Net	31.12.2003 Net	31.12.2002 Net
Intangible fixed assets		521	521	–	–	–
Tangible fixed assets		5	5	–	–	–
Financial fixed assets						
Shares in subsidiaries and affiliates		4,843,953	287,994	**4,555,959**	4,562,437	4,509,293
Receivables from subsidiaries and affiliates		613,205	–	**613,205**	807,816	1,978,905
Equity investments		–	–	–	1	1
Loans		13	–	**13**	15	–
Other		–	–	–	34,124	–
Treasury shares		665,572	31,714	**633,858**	584,401	523,685
Total fixed assets	2-3	6,123,269	320,234	**5,803,035**	5,988,794	7,011,884
Receivables	4	1,494,419	–	**1,494,419**	1,428,489	58,994
Marketable securities	5-3	16	–	**16**	569	1,331
Cash and equivalents		18,099	–	**18,099**	18,436	19,669
Miscellaneous		2,280	–	**2,280**	2,431	2,581
Total		1,514,814	–	**1,514,814**	1,449,925	82,575
Total assets		**7,638,083**	**320,234**	**7,317,849**	**7,438,719**	**7,094,459**

LIABILITIES AND SHAREHOLDERS' EQUITY *(in thousands of euros)*	Note	31.12.2004 Net	31.12.2003 Net	31.12.2002 Net
Share capital		**866,609**	860,602	854,810
Premium on contributions		**1,687,228**	1,687,227	1,687,228
Additional paid-in capital		**1,033,252**	989,594	952,084
Reserves				
Statutory reserve		**86,661**	86,060	85,481
Reserve for long-term net capital gains		**1,679,910**	1,626,881	1,570,688
Ordinary reserve		**209,062**	209,062	209,062
Retained earnings		**142,402**	198,035	633
Net income		**184,751**	423,188	439,272
Total shareholders' equity	1	**5,889,875**	6,080,649	5,799,258
Subordinated bond issue	6	**462,594**	462,593	462,685
Provision for contingencies and losses	3	**28,655**	27,756	16,683
Debt				
Bank borrowings		**24,835**	25,361	20,254
Other financial liabilities		**775,820**	775,850	781,789
Accrued taxes and employment taxes		**118,915**	52,109	7,440
Other liabilities		**17,155**	14,401	6,350
Total debt	6	**936,725**	867,721	815,833
Total liabilities and shareholders' equity		**7,317,849**	**7,438,719**	**7,094,459**

PROFIT AND LOSS STATEMENT FOR FISCAL YEAR 2004

EXPENSES *(in thousands of euros)*	Note	Fiscal year 2004	Fiscal year 2003	Fiscal year 2002
Operating expenses				
Other external expenses		**45,825**	48 357	38,247
Salaries and wages		**10,257**	14,016	2,121
Other expenses		**359**	492	221
Amortisation and provisions		**124**	124	124
Total operating expenses (I)		**56,565**	62,989	40,713
Financial expenses				
Amortisation and provisions		**38,730**	30	368,275
Interest and related expenses		**153,208**	157,056	121,763
Net losses on marketable securities		–	–	–
Total financial expenses (III)	8	**191,938**	157,086	490,038
Exceptional expenses				
Book value of assets sold and other capital losses		**7,510**	14,509	29,818
Allowance for write-downs and provisions		**5,033**	11,868	3,345
Investment management operations		**30**	655	2,436
Total exceptional expenses (IV)	9	**12,573**	27,032	35,599
Employee profit-sharing		**45**	2	–
Income taxes (VI)	10	**30**	30	30
Tax consolidation loss (VII)		–	23,177	–
Total (I+III+IV+VI+VII)		**261,151**	270,316	566,380
Profit for the year	10	**184,751**	423,188	439,272
Grand total		**445,902**	693,504	1,005,652

INCOME *(in thousands of euros)*	Note	Fiscal year 2004	Fiscal year 2003	Fiscal year 2002
Operating income				
Other income		**5,280**	31	25
Total operating income (I)		**5,280**	31	25
Investment income				
Subsidiaries and affiliates	7	**146,099**	406,949	730,133
Marketable securities		**1**	–	–
Other interest and related income	7	**96,326**	80,712	84,270
Write-backs of provisions		**159,444**	200,699	63,455
Positive differences in currency fluctuations		–	–	–
Net income on sales of marketable securities		–	–	–
Total investment income (III)	8	**401,870**	688,360	877,858
Exceptional income				
Assets sold and capital gains		**2,402**	1,285	32,660
Write-backs of provisions		**4,152**	3,345	15,245
Investment management operations		**260**	483	3,824
Total exceptional income (IV)	9	**6,814**	5,113	51,729
Profit from tax consolidation (V)	10	**31,938**	–	76,040
Grand total (I+III+IV+V)		**445,902**	693,504	1,005,652

ANNEX TO THE STATUTORY FINANCIAL STATEMENTS

1 Accounting principles and rules

Generally accepted accounting principles have been followed in respect of principles of conservatism and pursuant to general rules applicable in preparing annual financial statements. The fiscal year includes the 12 month period beginning 1 January and ending 31 December. The valuation method used was the historical cost method.

The major accounting principles used were the following:

Subsidiaries and affiliates

Investments in subsidiaries and affiliates are recorded at their historical cost.

At each statement date, a comparison is made between their net book value and their current value. Their current value is defined as their value in use, i.e. the value of future economic benefits expected to accrue as a result of their use or sale.

In the presence of factors indicating that investments in subsidiaries and affiliates have lost significant value, the value in use is determined by discounting expected net cash flows to infinity. Net cash flows are evaluated on the basis of the following elements:

– projections, generally covering three years, deriving from available business plans,

– normalised yield assumptions for financial assets,

– a terminal growth rate based on the long-term outlook for the business and for inflation,

– capital allocated to the entity to cover its underwriting risks and financial risks,

– the entity's excess capital, measured by the difference between its net asset value based on the most recently available financial statements and the allocated capital.

These cash flows are discounted at the cost of capital. The cost of capital varies depending on the risk premium in each country and in each business segment.

The sensitivity of the value of investments in subsidiaries and affiliates to changes in the assumptions is analysed. Values are compared with implied multiples of significant business indicators, such as premium income, allocated capital and underwriting provisions.

For all other investments in subsidiaries and affiliates, the value in use is calculated from the net asset value times a coefficient representing the relative profitability of the entity in question.

In addition, for listed companies, when the listed share price at the balance sheet date differs significantly from book value, this approach is supplemented by a multi-criteria analysis taking into account not only the share price, but also the net asset value and the estimate of future economic benefits.

If the current value of an equity investment is determined to be lower than its net book value, a provision for write-down is recognised.

Shares held in treasury

Treasury shares acquired pursuant to the authorisation of the Board of Directors are booked as financial fixed assets at their historical cost.

A provision for write-down of treasury shares is booked when their realisable value, defined as the average of the share prices of the month preceding the balance sheet date, is below the historical cost.

Stock options

Stock subscription options

Shares issued when subscription options are exercised are booked as capital increases at the exercise price of the options.

Stock purchase options

– Shares booked as marketable securities.

Shares earmarked from the outset for a stock option plan are booked as marketable securities at historical cost. A provision is booked if their historical cost is higher than the exercise price of the options.

– Shares booked as financial fixed assets.

Treasury shares not originally earmarked are booked as financial fixed assets even if they are to be earmarked for a stock option plan in the future.

When the options are exercised, the difference between the net book value of the treasury shares and the exercise price of the options is booked as a profit or loss on the sale of securities.

Marketable securities

Marketable securities are recorded at historical cost. They are written down if their realisable value is likely to be lower. All acquisition costs are charged to the profit and loss statement.

Provisions for contingencies and losses

Provisions for contingencies and losses are valued in accordance with opinion 2000-01 of the National Accounting Council (*Conseil National de la Comptabilité*) regarding liabilities.

Receivables

Receivables are recorded at their face value, less any provision for write-down if their estimated realisable value is lower.

Income and expenses

All income and expense items are recorded in accordance with the principle of separation of fiscal years.
Dividends are recognised at the time the decision is taken to declare a dividend.

Holiday pay and collective performance bonus ("intéressement")

Provisions for holiday pay are calculated every month on the basis of the number of days earned and the number of days used. The reference period begins on June 1 of one fiscal year and extends until May 31 of the following fiscal year, and the provision is calculated according to the formula provided by law, i.e. one-tenth of annual gross salary, based on 25 days of leave per reference period.
The provision for collective performance bonuses is calculated every quarter based on the following three criteria:
- estimate of consolidated net income,
- growth in premium income,
- change in the ratio of underwriting costs to premium income.

Individual bonuses are determined quarterly. They are calculated on the basis of each eligible employee's fixed salary and an estimate of the extent to which objectives will be achieved.

Taxes

At its meeting of 20 December 1990, the Board of Directors elected tax consolidation for the AGF Group such that AGF is the only company subject to taxes for the entire Group.
In its meeting of 6 December 2000, the Board of Directors renewed its election of tax consolidation.
During fiscal year 2004, the scope of tax consolidation comprised 36 companies. Each of these companies pays the parent company the tax it would have otherwise paid if taxed individually.
On the balance sheet, deferred taxes are recognised on asset sales within the tax group whose payments are delayed until the assets exit the tax consolidation group.
Deferred tax assets related to the tax-loss carryforwards of the companies in the tax consolidation group are recognised if it is likely they will be allocated to taxable profits in future years and provided capitalising them does not result in a net tax asset position.

NOTES ON THE STATUTORY BALANCE SHEET

1 SHAREHOLDERS' EQUITY

1.1 CHANGES IN FISCAL YEAR 2002

(in thousands of euros)	Balance sheet at 31.12.2001	Allocation Income	Allocation Dividend	Increase in share capital	Other changes	Balance sheet at 31.12.2002
Share capital	844,631	–	–	10,179	–	**854,810**
Premium on contributions	1,687,228	–	–	–	–	**1,687,228**
Additional paid-in capital	880,722	–	–	71,362	–	**952,084**
Statutory reserve	84,464	–	–	1,017	–	**85,481**
Reserve for long-term net capital gains	1,494,377	76,311	–	–	–	**1,570,688**
Ordinary reserve	488,258	(279,196)	–	–	–	**209,062**
Retained earnings	–	633	–	–	–	**633**
Net equity	5,479,680	(202,252)	–	82,558	–	**5,359,986**
Net income for fiscal year	254,157	202,252	(456,409)	–	439,272	439,272
Total shareholders' equity	**5,733,837**	**–**	**(456,409)**	**82,558**	**439,272**	**5,799,258**

At 31 December 2002, share capital stood at 854,809,812 euros divided into 186,906,160 shares with a par value of 4.57 euros.

1.2 CHANGES IN FISCAL YEAR 2003

(in thousands of euros)	Balance sheet at 31.12.2002	Allocation Income	Allocation Dividend	Increase in share capital	Other changes	Balance sheet at 31.12.2003
Share capital	854,810	–	–	5,792	–	**860,602**
Premium on contributions	1,687,228	–	–	–	–	**1,687,228**
Additional paid-in capital	952,084	–	–	37,510	–	**989,594**
Statutory reserve	85,481	–	–	579	–	**86,060**
Reserve for long-term net capital gains	1,570,688	56,192	–	–	–	**1,626,880**
Ordinary reserve	209,062	–	–	–	–	**209,062**
Retained earnings	633	197,402	–	–	–	**198,035**
Net equity	5,359,986	253,594	–	43,881	–	**5,657,461**
Net income for fiscal year	439,272	(253,594)	(185,678)	–	423,188	423,188
Total shareholders' equity	**5,799,258**	**–**	**(185,678)**	**43,881**	**423,188**	**6,080,649**

At 31 December 2003, share capital stood at 860,602,016 euros divided into 188,172,639 shares with a par value of 4.57 euros.

1.3 Changes in fiscal year 2004

(in thousands of euros)	Balance sheet at 31.12.2003	Allocation Income	Dividend	Increase in share capital	Other changes	Balance sheet at 31.12.2004
Share capital	860 602	–	–	6,007	–	**866,609**
Premium on contributions	1,687,228	–	–	–	–	**1,687,228**
Additional paid-in capital	989,594	–	–	43,658	–	**1,033,252**
Statutory reserve	86,060	–	–	601	–	**86,661**
Reserve for long-term net capital gains	1,626,880	53,030	–	–	–	**1,679,910**
Ordinary reserve	209,062	–	–	–	–	**209,062**
Retained earnings	198,035	(50,646)	–	–	(4,987)	**142,402**
Net equity	5,657,461	2,384	–	50,266	(4,987)	**5,705,124**
Net income for fiscal year	423,188	(2,384)	(420,804)	–	184,751	**184,751**
Total shareholders' equity	**6,080,649**	**–**	**(420,804)**	**50,266**	**179,764**	**5,889,875**

At 31 December 2003, share capital stood at 866,609,375 euros divided into 189,486,162 shares with a par value of 4.57 euros.

Capital increase

During fiscal year 2004, 525,848 stock subscription options, granted to executives and other employees, were exercised, giving rise to the issuance of an equal number of new shares.

In addition, 787,675 new shares reserved for employees were issued on 13 August 2004.

AGF stock subscription options

On 17 September 1997, 16 October 1998, 2 September 2002, 23 September 2003, and 21 September 2004, the Board of Directors granted 734,500 stock subscription options at a price of 31.92 euros, 959,000 at 42.59 euros, 850,000 at 33.66 euros, 1,118,250 at 42.64 euros and 1,116,600 at 51.49 euros, respectively.

These options are valid for eight years. The options granted in 2002 cannot be exercised in the first two years, those granted in 1997 and 1998 cannot be exercised in the first five years and those granted in 2003 cannot be exercised in the first year.

At 31 December 2004 the number of unexercised stock subscription options was as follows:

- 26,061 options granted in 9/97 at an exercise price of 31.92 euros;
- 524,881 options granted in 9/98 at an exercise price of 42.59 euros;
- 839,870 options granted in 9/02 at an exercise price of 33.66 euros;
- 1,118,250 options granted in 9/03 at an exercise price of 42.64 euros;
- 1,116,600 options granted in 9/04 at an exercise price of 51.49 euros.

Following distribution of reserves in 2002, the number of options and their exercise price was adjusted, in accordance with articles 174-12 and 174-13 of the decree of 23 March 1967.

2 Fixed assets

2.1 Changes in fiscal year 2002

(in thousands of euros)	Gross value at 31.12.2001	Increase	Decrease	Gross value at 31.12.2002
Intangible fixed assets	521	–	–	521
Tangible fixed assets	5	–	–	5
Financial fixed assets	–	–	–	–
Shares in subsidiaries and affiliates	4,128,399	707,185	1,793	4,833,791
Receivables from subsidiaries and affiliates	1,542,457	437,355	907	1,978,905
Equity investments	1	–	–	1
Treasury shares	854,760	–	14,723	840,037
Loans	–	–	–	–
Total	6,526,143	1,144,540	17,423	7,653,260

Shares in subsidiaries and affiliates increased primarily because AGF subscribed to AGF Holding's capital increase (643 million euros), acquired AGF Asset Management (28 million euros) and increased its stake in Euler Hermes (36 million euros).

At 31 December 2002, shares in subsidiaries and affiliates included:
- 99.99% of AGF Holding in the amount of 4,178 million euros,
- 99.99% of SNC AGF Cash, a company founded in 1994 whose objective is to centralise AGF Group cash management in the amount of 0.23 million euros,
- 99.99% of Eustache with a gross book value of 207 million euros subsequent to the recapitalisation voted by the Board of Directors on 23 September 1997. These securities have been written down by 205 million euros,
- 29.76% of Banque AGF in the amount of 235.7 million euros, written down by 91 million euros,
- 9.39% of Euler Hermes in the amount of 171 million euros, written down by 28.9 million euros,
- 7.61% of AGF Asset Management in the amount of 28 million euros,
- 0.78% of Worms et Cie in the amount of 13.1 million euros.

2.2 Changes in fiscal year 2003

(in thousands of euros)	Gross value at 31.12.2002	Increase	Decrease	Gross value at 31.12.2003
Intangible fixed assets	521	–	–	521
Tangible fixed assets	5	–	–	5
Financial fixed assets	–	–	–	–
Shares in subsidiaries and affiliates	4,833,791	3,030	5	4,836,816
Receivables from subsidiaries and affiliates (1)	1,978,905	2,153	1,173,242	807,816
Equity investments	1	–	–	1
Treasury shares (2)	840,037	987	90,553	750,471
Loans	–	15	–	15
Other	–	34,124	–	34,124
Total	7,653,260	40,309	1,263,800	6,429,769

Shares in subsidiaries and affiliates increased primarily because AGF increased its stake in Euler Hermes by 3 million euros.

At 31 December 2003, shares in subsidiaries and affiliates included:
- 99.99% of AGF Holding in the amount of 4,178 million euros,
- 99.99% of SNC AGF Cash, a company founded in 1994 whose objective is to centralise AGF Group cash management in the amount of 0.23 million euros,
- 99.99% of Eustache with a gross book value of 207 million euros subsequent to the recapitalisation voted by the Board of Directors on 23 September 1997. These securities have been written down by 205 million euros,
- 29.76% of Banque AGF in the amount of 235.7 million euros, written down by 44.7 million euros,
- 9.80% of Euler Hermes in the amount of 174.3 million euros, written down by 25.1 million euros,
- 7.61% of AGF Asset Management in the amount of 28 million euros,
- 0.75% of Worms et Cie in the amount of 13.1 million euros.

2.3 Changes in fiscal year 2004

(in thousands of euros)	Gross value at 31.12.2003	Increase	Decrease	Gross value at 31.12.2004
Intangible fixed assets	521	–	–	**521**
Tangible fixed assets	5	–	–	**5**
Financial fixed assets	–	–	–	–
Shares in subsidiaries and affiliates	4,836,816	7,140	2	**4,843,954**
Receivables from subsidiaries and affiliates (1)	807,816	–	194,611	**613,205**
Equity investments	1	–	1	–
Treasury shares (2)	750,471	–	84,899	**665,572**
Loans	15	–	2	**13**
Other	34,124	–	34,124	–
Total	**6,429,769**	**7,140**	**313,639**	**6,123,270**

Shares in subsidiaries and affiliates increased primarily because AGF increased its stake in Euler Hermes by 7 million euros.

At 31 December 2004, shares in subsidiaries and affiliates included:
- 99.99% of AGF Holding in the amount of 4,178 million euros,
- 99.99% of SNC AGF Cash, a company founded in 1994 whose objective is to centralise AGF Group cash management in the amount of 0.23 million euros,
- 99.99% of Eustache with a gross book value of 207 million euros subsequent to the recapitalisation voted by the Board of Directors on 23 September 1997. These securities have been written down by 205 million euros.
- 29.76% of Banque AGF in the amount of 235.7 million euros, written down by 83 million euros,
- 9.52% of Euler Hermes in the amount of 181.4 million euros,
- 7.61% of AGF Asset Management in the amount of 28 million euros,
- 0.76% of Worms et Cie in the amount of 13.1 million euros.

(1) Loans to subsidiaries and affiliates (next page).

(2) Treasury shares booked under financial fixed assets as of 31 December 2004 (next page).

2.3.1 Loans to subsidiaries and affiliates

(in thousands of euros)	31.12.2004 Gross amount	Maturity – 1 year	Maturity + 1 year	Gross amount 31.12.2003	Gross amount 31.12.2002
AGF Holding	**529,449**	**152,449**	**377,000**	720,010	1,882,459
AGF Cash	**70,917**	**70,917**	–	70,943	76,864
Accrued interest	**11,286**	**11,286**	–	12,130	16,995
Eustache	–	–	–	–	–
Accrued interest	–	–	–	–	–
AGF Cash (income share)	**1,553**	**1,553**	–	4,733	2,587
Total	**613,205**	**236,205**	**377,000**	**807,816**	**1,978,905**

2.3.2 Treasury shares booked under financial fixed assets as of 31 December 2004

(in thousands of euros)	Number	Net book value	Average cost
Purchase options granted to Group employees			
Options granted in 1999	899,910	43,186	47.99
Options granted in 2000	934,108	50,633	54.20
Options granted in 2001	979,029	47,619	48.64
Other shares held in treasury	9,132,564	524,134	57.39
Treasury shares	**11,945,611**	**665,572**	**55.72**

At the 4 June 1999 AGM, shareholders authorised the company to buy back up to 10% of the shares of AGF, in accordance with the law of 2 July 1998. This authorisation was renewed at the subsequent AGMs of 30 May 2000, 5 June 2001, 14 May 2002, 26 May 2003 and 25 May 2004.

As of 31 December 2004, 11,945,611 shares with a book value of 665.6 million euros had been repurchased in the context of this programme. In accordance with opinion 98-D of the CNC task force, these shares have been booked as "financial fixed assets – treasury shares".

In November 2003, AGF signed a liquidity contract in compliance with the code of ethics of the Association Française des Entreprises d'Investissement (French Association of Investment Firms). This contract was approved by the AMF, in accordance with the COB instruction of 10 April 2001. Under the contract, AGF has allotted resources of 1,870,000 shares held in treasury and 20 million euros.

As of 31 December 2004, 11,945,611 shares were held in treasury, out of a total of 189,486,162 in issue. All treasury shares were held in nominative form, as the liquidity contract had reached maturity.

3 PROVISIONS

3.1 CHANGES IN FISCAL YEAR 2002

(in thousands of euros)	Provisions at 31.12.2001	Increases	Decreases	Provisions at 31.12.2002
Allowance for write-downs on financial fixed assets (1)	336,350	312,261	7,762	**640,849**
Allowance for write-downs on marketable securities	–	295	–	**295**
Provisions for contingencies and losses (2)	29,825	3,345	16,487	**16,683**
Total	**366,175**	**315,901**	**24,249**	**657,827**

(1) Provisions included 91 million euros for Banque AGF, 204.6 million euros for Eustache and 28.9 million euros for Euler Hermes. The increase in fiscal year 2002 related primarily to 283 million euros in treasury shares.

(2) Write-back of the provision for severance of 1.2 million euros and write-back of the provision for taxes assessments of 15.2 million, which were unused.
A pension provision of 3.3 million euros was booked.

3.2 CHANGES IN FISCAL YEAR 2003

(in thousands of euros)	Provisions at 31.12.2002	Increases	Decreases	Provisions at 31.12.2003
Allowance for write-downs on financial fixed assets (1)	640,849	3	200,403	**440,449**
Allowance for write-downs on marketable securities	295	–	295	**–**
Provisions for contingencies and losses (2)	16,683	14,419	3,345	**27,757**
Total	**657,827**	**14,422**	**204,043**	**468,206**

(1) Provisions included 45 million euros for Banque AGF, 205 million euros for Eustache, 25 million euros for Euler Hermes and 166 million euros for treasury shares. The write-back in fiscal year 2003 related primarily to 150 million euros in treasury shares and 46 million euros for Banque AGF.

(2) Provisions included, Entenial defeasance (19.9 million euros), litigation (4.5 million euros) and pension provisions (2.6 million euros).
Changes were as follows: a pension provision of 3.3 million euros was written back.
A pension provision of 2.6 million euros, a litigation provision of 4.5 million euros and a provision for Entenial defeasance of 7 million euros were booked.

3.3 CHANGES IN FISCAL YEAR 2004

(in thousands of euros)	Provisions at 31.12.2003	Increases	Decreases	Provisions at 31.12.2004
Allowance for write-downs on financial fixed assets (1)	440,449	38,703	159,444	**319,708**
Allowance for write-downs on marketable securities	–	–	–	**–**
Provisions for contingencies and losses (2)	27,757	5,049	4,151	**28,655**
Total	**468,206**	**43,752**	**163,595**	**348,363**

(1) Provisions included 83 million euros for Banque AGF, 205 million euros for Eustache and 32 million euros for treasury shares. The write-back in fiscal year 2004 consisted primarily of 134.4 million euros in treasury shares and 25 million euros for Euler Hermes. The increase in provisions consisted of 38.7 million euros for Banque AGF.

(2) Provisions included, in particular, Entenial defeasance (19.9 million euros) and pension provisions (5.1 million euros).
Changes in 2004 were as follows: a 3.8 million euro provision related to the Banesto tax dispute was written back, a Cardiff pension provision of 2.2 million euros was booked and a provision of 1.5 million euros was booked for financial instruments.

4 RECEIVABLES

4.1 ANALYSIS OF RECEIVABLES

(in thousands of euros)	31.12.2002	31.12.2003	31.12.2004
Affiliates	58,970	1,428,262	1,493,205
Employee offer – privatisation	–	–	–
Miscellaneous	25	227	1,214
Total	**58,995**	**1,428,489**	**1,494,419**

At 31 December 2004, receivables included primarily 1,404 million euros at AGF Cash, including an asset translation difference of 6 million euros.

4.2 ACCRUED INCOME

Accrued income included in total receivables was as follows:

(in thousands of euros)	Amount at 31.12.2002	Amount at 31.12.2003	Amount at 31.12.2004
Affiliates	–	–	–
Miscellaneous	14	14	14
Total	**14**	**14**	**14**

5 MARKETABLE SECURITIES

Treasury shares classified under marketable securities were, for the most part, sold.

	31.12.2004			31.12.2003		31.12.2002	
(in thousands of euros)	Number of shares	Gross book value	Net book value	Number of shares	Net book value	Number of shares	Net book value
Treasury shares	–	–	–	21,532	546	64,724	1,318

6 Liabilities

6.1 Analysis of liability due dates

(in thousands of euros)	31.12.2004 Gross amount	– 1 year	Between 1 and 5 years	+5 years	Gross amount 31.12.2003	Gross amount 31.12.2002
Subordinated debt issue (1)	**462,594**	12,594	–	450,000	462,593	462,685
Borrowings and due to banks (2)	**24,835**	24,835	–	–	25,361	20,254
Other borrowings and liabilities (3)	**775,820**	70,917	–	704,903	775,850	781,789
Payroll and tax liabilities (4)	**118,915**	118,915	–	–	52,109	7,440
Other liabilities	**17,155**	17,155	–	–	14,401	6,350
Sub-total debt excluding subordinated debt issue	**936,725**	231,822	–	704,903	867,721	815,833
Total	**1,399,319**	**244,416**	–	**1,154,903**	**1,330,314**	**1,278,518**

(1) Subordinated debt issue of 450 million euros maturing 8 March 2020 and accrued interest of 12.6 million euros.

(2) This item mainly includes accrued interest on interest rate swaps.

(3) – 700 million euro, 20-year subordinated loan from Allianz Finance BV to AGF SA at a fixed rate of 5.445% for the first ten years, followed by a floating rate of 3-month Euribor + 183 basis points. After the tenth year, AGF may repay Allianz Finance BV at each quarterly interest payment date. In addition, Allianz Finance BV may request prepayment provided such prepayment would not jeopardise certain solvency ratios of the AGF Group.

– 70.9 million euros owed to AGF UK, maturity at the discretion of the lender with prior written notice of at least five days.

(4) Payroll and tax liabilities mainly include:
- the difference between:
  - taxes on internal sales within the tax consolidation group, the payment of which is deferred until the assets are disposed of outside the consolidation group (155.6 million euros),
  - the deferred tax effect of losses carried forward of 119.2 million euros to the extent that it is likely that they will offset taxable income from prior years or tax liabilities coming due at the same date.
- Overpayment of subsidiary taxes (30.9 million euros).
- Income tax of 23.6 million euros.
- A provision for holiday pay of 2.5 million euros.
- A bonus provision of 5 million euros.
- The equalisation tax (*précompte*) on dividends of 103.8 million euros.

6.2 Accrued liabilities

(Accrued liabilities are included under "Other liabilities" in the preceding table).

(in thousands of euros)	Amount at 31.12.2002	Amount at 31.12.2003	Amount at 31.12.2004
Other liabilities	3,370	12,909	15,358
Dividends payable	1,339	1,492	1,797
Total	**4,709**	**14,401**	**17,155**

NOTES ON THE STATUTORY PROFIT AND LOSS STATEMENT

7 REVENUE

(in thousands of euros)	2002	2003	2004
Income from subsidiaries and affiliates			
Worms	510	1,201	**480**
Euler Hermes	3,753	3,029	**7,139**
AGF Holding	661,712	327,445	**44,652**
Banque AGF	–	–	**50,769**
AGF Asset Management	–	457	**686**
A.F.A.	–	1	**–**
Sub-total	665,975	332,133	**103,726**
Income from loans	64,158	74,815	**42,373**
Income from marketable securities	–	–	**1**
Other revenue	84,270	80,712	**96,326**
Total	**814,403**	**487,660**	**242,426**

All revenue derived from business in France.

8 INCOME AND EXPENSES ON INVESTMENTS

(in thousands of euros)	Investment income and expenses related to investments in affiliated companies	Other investment income and expenses	Total
Income from subsidiaries and affiliates	103,726	–	**103,726**
Income from loans	42,373	–	**42,373**
Income from marketable securities	–	1	**1**
Financial income	25,032	71,294	**96,326**
Write-backs of provisions	159,444	–	**159,444**
Total investment income	330,575	71,295	**401,870**
Financial expenses	(41,675)	(111,533)	**(153,208)**
Provisions	(38,703)	(27)	**(38,730)**
Total financial expenses	(80,378)	(111,560)	**(191,938)**
Net investment income	250,197	(40,265)	**209,932**

9 EXCEPTIONAL INCOME AND EXPENSES

FISCAL YEAR 2002 *(in thousands of euros)*	Exceptional expenses	Exceptional income	Net exceptional income or expense
Capital transactions*			
Sale of DRCM Gestion	27,999	28,685	**686**
Sale of Worms & Cie	1,793	2,292	**499**
Repurchase of treasury shares	26	1,683	**1,657**
Sub-total	29,818	32,660	**2,842**
Changes in provisions			
Tax assessment	–	15,245	**15,245**
Pensions	3 ,345	–	**(3,345)**
Sub-total	3,345	15,245	**11,900**
Administrative transactions			
Tax adjustments	464	1,633	**1,169**
Severance payments	1,398	1,242	**(156)**
Miscellaneous	574	949	**375**
Sub-total	2,436	3,824	**1,388**
Total exceptional items	**35,599**	**51,729**	**16,130**

* The exceptional expense represents the book value of the fixed asset sold and the exceptional income the sale price of the fixed asset sold.

FISCAL YEAR 2003 *(in thousands of euros)*	Exceptional expenses	Exceptional income	Net exceptional income or expense
Capital transactions*			
Sale of Eustache	5	–	**(5)**
Repurchase of treasury shares	14,504	1,285	**(13,219)**
Sub-total	14,509	1,285	**(13,224)**
Changes in provisions			
CDE defeasance	7,000	–	**(7,000)**
AGF Mat	357	–	**(357)**
Tax assessment	4,511	–	**(4,511)**
Pensions	–	3,345	**3 345**
Sub-total	11,868	3,345	**(8,523)**
Administrative transactions			
Tax adjustments	1,010	–	**(1,010)**
Severance payments	–	–	–
Miscellaneous	(355)	483	**838**
Sub-total	655	483	**(172)**
Total exceptional items	**27,032**	**5,113**	**(21,919)**

* The exceptional expense represents the book value of the fixed asset sold and the exceptional income the sale price of the fixed asset sold.

FISCAL YEAR 2004 *(in thousands of euros)*	Exceptional expenses	Exceptional income	Net exceptional income or expense
Capital transactions*			
Sale of Entenial	1	2	1
Sale of Aventis	1	3	2
Repurchase of treasury shares	7,508	2,397	(5,111)
Sub-total	7,510	2,402	(5,108)
Changes in provisions			
Tax disputes	–	3,811	3,811
Financial instruments	1,466	–	(1,466)
Miscellaneous	665	–	(665)
Pensions	2,902	341	(2,561)
Sub-total	5,033	4,152	(881)
Administrative transactions			
Miscellaneous	30	260	230
Sub-total	30	260	230
Total exceptional items	12,573	6,814	(5,759)

* The exceptional expense represents the book value of the fixed asset sold and the exceptional income the sale price of the fixed asset sold.

10 INCOME FOR THE FISCAL YEAR AND TAXES

(in thousands of euros)	Income before taxes	Taxes	Net income after taxes
Net income before exceptional items	158,602	(30)	158,572
Exceptional items	(5,759)	–	(5,759)
Total	152,843	(30)	152,813
Tax attributable to consolidation	–	31,938	31,938
Total	152,843	31,908	184,751

Overall tax income totalled 32 million euros.

Cumulative tax losses carried forward for the tax consolidation group stood at 358 million euros at 31 December 2004 and were distributed as follows:

1999	–
2000	–
2001	–
2002	357,709
2003	–
Deferred amortisation	–
Total	357,709

11 Directors' fees

11.1 For fiscal year 2003

The amount of directors' fees paid totalled 346.7 thousand euros.

11.2 For fiscal year 2004

The amount of directors' fees paid totalled 321.6 thousand euros.

12 Off-balance sheet commitments

Financial market transactions

On the over-the-counter market:

- Fixed rate swap payables: 1.3 billion euros.
- Floating rate swap payables: 0.9 billion euros.

Other commitments

Belgium (subsidiary AGF Belgium Insurance, formerly Assubel Vie)

Acting on authorisation of the Board of Directors, AGF issued a comfort letter to AGF Belgium Insurance, formerly Assubel Vie, in November 1998, which was confirmed in writing on 31 July 2003.

Authorised by the Board of Directors of AGF SA:

- Approval of a retirement plan for members of the executive committee and officers of the AGF Group.
- In the context of the sale of Entenial, AGF has granted the customary guarantees and potential specific performance guarantees on defeasance transactions. AGF also guarantees the commitments of Banque AGF in favour of CFF.
- AGF has given a guarantee to Price Waterhouse Coopers indemnifying the latter in the event of any legal proceedings in respect of its peer review of the Ernst & Young audit to evaluate the quality of searches for unclaimed policies.
- AGF has extended a letter of guarantee to Total Fina Elf supporting AGF Vie's contractual and financial obligations under an insurance policy AGF Vie issued regarding a group defined-benefit pension plan.

13 Appropriation

(in thousands of euros)	31.12.2004
Sources:	
Retained earnings	142,402
Fiscal year net income	184,751
Total	**327,153**
Appropriations:	
Dividends	327,113 *
Retained earnings	40 *
Total	**327,153**
Dividends to shareholders:	
From fiscal year net income	327,113 *
From premium on contributions	135,112 *
Total	**462,225**

* Pending approval at the General Meeting of Shareholders.

Other information

Employees

As of 31 December 2004, there were a total of 7 employees.

Consolidating parent company

AGF is fully consolidated by Allianz AG, Munich.

TREASURY SHARES AT 31 DECEMBER 2004

(in thousands of euros)	Number	Net book value in thousands of euros	Average cost in euros
Share purchase options granted to Group employees:			
Options granted in 1999	899,910	43,186	47.99
Options granted in 2000	934,108	50,391	53.95
Options granted in 2001	979,029	47,619	48.64
Other treasury shares (1)	9,132,564	492,662	53.95
Treasury shares booked as financial fixed assets	11,945,611	633,858	53.06
Total treasury shares	**11,945,611**	**633,858**	**53.06**

(1) In November 2003, AGF signed a liquidity contract in compliance with the code of ethics of the Association Française des Entreprises d'Investissement (French Association of Investment Firms). This contract was approved by the AMF, in accordance with the COB instruction of 10 April 2001. Under the contract, AGF has allotted resources of 1,870,000 shares held in treasury and 20 million euros.

As of 31 December 2004, 11,945,611 shares were held in treasury, out of a total of 189,486,162 in issue. All treasury shares were held in nominative form, as the liquidity contract had reached maturity.

SUBSIDIARIES AND INVESTMENTS

(in thousands of euros)	Share capital	Reserves and retained earnings before appropriation of income	Percent ownership	Market value at 31.12 2004	Book value of shares held: Gross 31.12 2004	Book value of shares held: Net 31.12 2004	Book value of shares held: Net 31.12 2003	Book value of shares held: Net 31.12 2002	Outstanding loans and advances granted by the company	Guarantees granted by the company	Revenue	Profit (loss) for fiscal year	Dividends received by the company during fiscal year 2004
A. Detailed information on subsidiaries and investments													
1. Subsidiaries (more than 50% owned by the company)													
a) French companies													
AGF Holding 87, rue de Richelieu 75002 PARIS	1,134,566	769,720	99.99	11,216,426	4,178,171	4,178,171	4,178,170	4,178,168	540,735	–	1,480,816	1,604,577	44,652
Eustache 87, rue de Richelieu 75002 PARIS	3,326	960	99.99	2,725	207,326	2,725	2,725	2,724	–	–	–	(12,984)	–
SNC AGF Cash 14, rue Halévy 75009 PARIS	225	4	99.99	229	229	229	229	229	70,917	–	–	1,552	–
b) Foreign companies													
2. Shares in affiliates (5-50% owned by the company)													
a) French companies													
Banque AGF 14, rue Halévy 75009 PARIS	202,013	36,649	29.76	152,282	235,672	152,282	190,985	144,705	–	–	204,136	161,368	50,769
Euler Hermes 1, rue Euler 75008 PARIS	13,794	896,634	9.51	209,812	181,433	181,433	149,207	142,342	–	–	–	47,204	7,139
AGF Asset Management 87, rue de Richelieu 75002 PARIS	92	22,678	7.61	29,115	27,997	27,997	27,997	27,997	–	–	94,233	13,502	686
AGF Iart 87, rue de Richelieu 75002 PARIS	–	–	–	1	–	–	–	–	–	–	–	–	–
b) Foreign companies													
B. Overall information on other subsidiaries and investments													
1. Subsidiaries not included in paragraph A	–	–	–	–	–	–	–	–	–	–	–	–	–
2. Investments not included in paragraph A	–	–	–	18,962	13,125	13,122	13,122	13,125	–	–	–	–	480

REPORT OF THE STATUTORY AUDITORS ON THE ANNUAL FINANCIAL STATEMENTS

AGF SA ***Head office:*** 87, rue de Richelieu – 75002 Paris ***Share capital:*** €866.609.375 ***Fiscal year ended:*** 31 December 2004

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting matters. These assessments were made for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the financial statements.

The report also includes information relating to the specific verification of information in the group management report.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Ladies, Gentlemen,

In our capacity as statutory auditors, we present below our report on:

- The audit of the accompanying annual financial statements of AGF S.A.;
- The justification of our assessments;
- The specific procedures and disclosures prescribed by law.

The annual financial statements have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

1 Opinion on the annual financial statements

We conducted our audit in accordance with French professional standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly the financial position of the Company as of 31 December 2004, and the results of its operations for the year then ended, in accordance with French professional standards.

2 Justification of our assessments

In accordance with the requirements of article L.225-235 of the Commercial Code in relation to the justification of our assessments, we draw your attention the following matter:

The assets of your company are principally comprised of investments in participating interests for which the measurement method is set out in the notes to the financial statements.

We reviewed the measurement method used by the company, as described in the notes to the financial statements, with respect to these assets and, on the basis of elements currently available, performed tests to verify the application of these measurement methods and the consistency of the assumptions used with the prospective data prepared by the company.

Our work relating to significant estimates made by the management enabled us to assess their reasonable nature.

The assessments were made in the context of our audit of the financial statements, taken as a whole, and therefore contributed to the formation of the unqualified opinion expressed in the first part of this report.

3 Specific procedures and disclosures prescribed by law

We have also carried out, in accordance with French professional standards, the specific procedures prescribed by French law.

We have nothing to report with respect to the fairness of information contained in the Director's Report and its consistency with the annual financial statements and other information presented to shareholders concerning the financial position and financial statements.

In accordance with the law, we have ensured that the required information concerning the purchase of investments and controlling interests and the names of the principal shareholders have been properly disclosed in the Directors' report.

Paris-La Défense May 3, 2005

The statutory auditors

KPMG Audit
Division of KPMG S.A.

Francine Morelli

ERNST & YOUNG Audit

Dominique Duret-Ferrari

SCHEDULE OF SECURITIES HELD BY THE COMPANY AT 31 DECEMBER 2004

Quantity	Securities		Balance sheet value
	Subsidiaries and affiliates (long term)		*(in thousands of euros)*
1	A.F.A.		1
1	AGF 2X	(Consolidated)	–
879	AGF Asset Management	(Consolidated)	27,997
7,441,937	AGF Holding	(Consolidated)	4,178,171
1	AGF Boieldieu	(Consolidated)	–
1	AGF Private Equity	(Consolidated)	–
1	AGF Richelieu	(Consolidated)	–
6	Allianz Holding France		1
1	Arcalis	(Consolidated)	–
1	AGF Iart	(Consolidated)	–
6,680,132	Banque AGF	(Consolidated)	152,282
1	Calypso	(Consolidated)	–
1	Coparc	(Consolidated)	–
4,097,759	Euler Hermes	(Consolidated)	181,433
207,872	Eustache	(Consolidated)	2,725
10	GIE Placements d'assurance	(Consolidated)	–
1	Qualis	(Consolidated)	–
1	SIBI	(Consolidated)	–
149,999	SNC AGF Cash	(Consolidated)	229
800,754	Worms et Cie		13,121
	Total subsidiaries and affiliates		4,555,960
	Treasury shares		
11,945,611	Treasury shares		633,858
	Total treasury shares		633,858
	Marketable securities		
	Shares:		
33	Sanofi-Aventis		2
234	Gecina		11
	Loans to board members		3
	Total marketable securities		16
	Total securities		5,189,834

FIVE YEAR FINANCIAL SUMMARY

(in thousands of euros)	2004	2003	2002	2001	2000
Share capital at year-end					
Share capital	**866,609**	860,602	854,810	844,631	844,168
Total shares of common stock outstanding	**189,486,162**	188,172,639	186,906,160	184,680,634	184,579,334
Number of dividend-bearing shares	**177,778,738** *	176,123,750	171,489,636	170,054,222	167,607,882
Operations and results for the fiscal year					
Total revenue	**242,426**	487,660	814,403	195,703	1,173,845
Income before taxes, employee profit-sharing, amortisation and provisions	**28,147**	242,506	655,064	193,813	1,099,804
Income taxes	**31,908**	(23,207)	76,010	70,238	(2,734)
Employee profit-sharing during fiscal year	**(45)**	(2)	–	–	–
Income after taxes, amortisation and provisions	**184,751**	423,188	439,272	254,157	1,162,360
Income distributed	**462,225** *	317,023	171,490	340,108	335,216
Earnings per share *(in euros)*					
Income after taxes and employee profit-sharing but before amortisation and provisions	**0.32**	1.17	3.91	1.43	5.94
Income after taxes, employee profit-sharing, amortisation and provisions	**0.98**	2.25	2.35	1.38	6.30
Net dividend per share	**2.60** *	1.80	1.00	2.00	2.00
Employees					
Average number of salaried employees during the year	**7**	7	2	–	–
Total salary expenses	**8,604**	5,237	1,751	–	–
Employee benefits paid during the year (Social Security, etc.)	**595**	1,847	263	–	–

* Pending approval at the General Meeting of Shareholders.

SPECIAL REPORT OF THE STATUTORY AUDITORS ON CERTAIN RELATED-PARTY TRANSACTIONS

AGF SA ***Head office:*** 87, rue de Richelieu – 75002 Paris ***Share capital:*** €866.609.375 ***Fiscal year ended:*** 31 December 2004

(This is a free translation into English of the original report issued in the French language and is provided solely for the convenience of English speaking readers)

Ladies, Gentlemen,

In our capacity as statutory auditors of your Company, we are required to report on certain contractual agreements with certain related parties.

Authorized related-party transactions during current year
In accordance with article L.225-40 of the Commercial Code, we have been advised of certain contractual agreements which were authorised by your Board of Directors.

We are not required to ascertain whether any other contractual agreements exist but to inform you, on the basis of the information provided to us, of the terms and conditions of the agreements indicated to us. It is not our role to comment as to whether they are beneficial or appropriate. It is your responsibility, under the terms of article 92 of the March 23, 1967 decree, to evaluate the benefits resulting from these agreements prior to their approval.

We conducted our work in accordance with professional standards. These standards require that we perform the necessary procedures to verify that the information provided to us is consistent with the documentation from which it has been extracted.

With Allianz AG
Directors concerned: Mr. Diekmann, Mr Bremkamp and Mr Breipohl.

Nature, purpose, and content: Authorisation of the renewal of the Stock Appreciation Rights ("SAR") plan whose beneficiaries include managers of all Allianz Group companies.

This new SAR plan, the terms of which have reportedly not changed compared to the prior year (duration of validity – 7 years, exercisable after 2 years from the date of grant and on the condition of growth of at least 20% and of outperformance of the Dow Jones Europe Stoxx Index for 5 consecutive days) would apply to 49 managers of AGF.

This agreement was authorised by your Board of Directors on 23 September 2003 and was renewed by your Board of Directors on 21 September 2004.

Nature, purpose, and content: membership of MegaCat Program, an Allianz global hedge against exceptional scale risk with rare frequency.

This agreement was authorised by your Board of Directors on 21 September 2004 and 6 December 2004.

Nature, purpose, and content: Renewal of the authorisation provided to AGF S.A. by Allianz Group in relation to the acquisition of the shares of the company AVIP, authorised by Board of Directors on 21 September 2004 and on 6 December 2004.

The acquisition of 100% of the shares of the company AVIP was realized on 16 December 2004 at 66.2 million euros and comes with guarantee clauses on liabilities given by the seller.

.../...

Approved related-party transactions during previous years whose execution continued during current year
In addition, in accordance with March 23, 1967 decree, we have been informed of following related parties transactions execution, approved during previous years and continued during current year.

With AGF Vie
Nature, purpose, and content: modification of the tax consolidation group agreement, under which AGF S.A. is the head of the Group.

With AGF Banque
Nature, purpose, and content: issuance of a guarantee granted by AGF S.A. and related to the disposal of Enténial.

With AGF Belgium
Nature, purpose, and content: extension of a letter of comfort issued to AGF Belgium.
Given the new writ of summons before the Commercial Tribunal of Brussels ("*Tribunal de Commerce de Bruxelles*") for events dating from the 1980s, the Insurance Regulatory Office ("*Office du Contrôle des Assurances*") asked that the letter of support established in 1998 by the company AGF be extended to cover possible financial consequences resulting therefrom..

With the members of the Executive Committee
Members of the group's executive committee, including officers, are covered by a specific supplementary retirement plan, the terms of which were set forth in internal rules and regulations approved by the board of directors in its meeting of 15 April 1998.
At 31 December 2004, the total commitment under this agreement was evaluated at 11.191 million euros.

With Allianz AG
– A provision of 0.4 million euro was booked in the 31 December 2002 accounts of AGF S.A. in respect of the liability guarantee related to the sale of AGF MAT shares at the end of 2001, which was transacted at a valuation close to the net asset value. During 2003, a part of the liability, considered definitive, has been paid to Allianz AG. No change appeared into 2004.

– In the context of the Allianz Group's refinancing strategy, AGF S.A. issued 700 million euros in subordinated debt maturing in 20 years subscribed by Allianz Finance BV, controlled by Allianz AG. The terms of the loan are as follows:
- Maturity: 20 years;
- Interest: fixed rate of 5.445% for the first ten years, followed by a floating rate of 3-month Euribor + 183 basis points from the 11th year;
- Repayment conditions: after the tenth year, AGF may repay Allianz Finance BV at each quarterly interest payment date. In addition, Allianz Finance BV may request prepayment provided such prepayment would not jeopardise certain solvency ratios of the AGF Group.

With Total
AGF gave a contra-guarantee to Total in relation to contractual and financial obligations of AGF Vie relating to a collective defined benefit retirement contract. This commitment guarantees that the obligations of AGF Vie will be respected and maintained if AGF Vie shareholders change. The commitment remains valid until the extinguishment of AGF Vie's obligations.

Paris-La Défense May 3, 2005

The statutory auditors

KPMG Audit *Division of KPMG S.A.*	ERNST & YOUNG Audit
Francine Morelli	Dominique Duret-Ferrari



COMBINED ORDINARY AND EXTRAORDINARY GENERAL MEETING

OF 23 MAY 2005

AGENDA

PRESENTED FOR THE APPROVAL OF SHAREHOLDERS VOTING IN THEIR ORDINARY GENERAL MEETING

– Review of reports of the Board of Directors, of the Chairman of the Board of Directors (art. L. 225-37 of the Commercial Code) and of the statutory auditors, approval of statutory and consolidated financial statements for fiscal year 2004;
– Allocation and distribution of income for the fiscal year;
– Distribution by deduction from the paid-in capital account;
– Transfer to ordinary reserve from the special reserve for long-term net capital gains;
– Review of the special report of the statutory auditors on agreements subject to articles L. 225-38 and subsequent provisions of the Commercial Code and approval of agreements subject thereto;
– Authorisation to issue bonds;
– Authorisation to buy back securities of the company.

PRESENTED FOR THE APPROVAL OF SHAREHOLDERS VOTING IN THEIR EXTRAORDINARY GENERAL MEETING

– Authorisation to issue subordinated debt instruments;
– General authorisation to issue securities providing entitlement to share capital with maintenance of preferential subscription rights;
– General authorisation to issue securities providing entitlement to share capital with cancellation of preferential subscription rights;
– Authorisation to increase share capital by incorporating reserves, profits or amounts from the paid-in capital accounts;
– Authorisation to increase share capital so as to remunerate shares exchanged as consideration in share tender offers;
– Overall limitation on authorisations;
– Authorisation to increase share capital reserved for employees participating in an AGF Employee Savings Plan (*plan d'epargne d'entreprise*);
– Authorisation to increase share capital by remunerating contributions in kind;
– Authorisation to grant free allocations of shares of the company to officers and employees;
– Authorisation to reduce share capital through the cancellation of shares;
– Powers.

RESOLUTIONS

PRESENTED FOR THE APPROVAL OF SHAREHOLDERS VOTING IN THEIR ORDINARY GENERAL MEETING

Resolution one: Approval of statutory financial statements

The General Meeting of shareholders, voting under the quorum and the majority required for ordinary general meetings, having heard the reports of the Board of Directors and the statutory auditors on statutory financial statements for the year ended 31 December 2004, and the report of the Chairman pursuant to article L. 225-37 paragraph 6 of the Commercial Code, as well as the report of the statutory auditors on the aforecited report of the Chairman, does hereby approve the statutory financial statements for fiscal year 2004 as presented, as well as the transactions appearing in those statements or mentioned in these reports, giving rise to income of 184,751,286.36 euros.

Resolution two: Approval of consolidated financial statements

The General Meeting of shareholders, voting under the quorum and the majority required for ordinary general meetings, having heard the reports of the Board of Directors and the statutory auditors on consolidated financial statements for the year ended 31 December 2004, and the report of the Chairman pursuant to article L. 225-37 paragraph 6 of the Commercial Code, as well as the report of the statutory auditors on the aforecited report of the Chairman, does hereby approve the consolidated financial statements for fiscal year 2004 as presented, as well as the transactions appearing in those statements or mentioned in these reports.

Resolution three: Allocation of profits

The General Meeting of shareholders, voting under the quorum and the majority required for ordinary General Meetings and acting on the recommendation of the Board of Directors, after recognising that the number of shares held in treasury at 11 March 2005 stood at 11,854,009 and therefore that the number of dividend bearing shares stood at 177,778,738, hereby makes the following allocations of profits for the fiscal year ended 31 December 2004:

	(in euros)
Profit for the fiscal year	184,751,286.36
Retained earnings brought forward of The balance brought forward has been reduced by the amount provided for under article 39 of the 2004 French government budget for 2004, being €4,987,500.00, pursuant to notice 2005-A of 2 February 2005 of the Issues Task Force of the National Accounting Council (*Comité d'urgence du Conseil National de la Comptabilité*)	142,402,233.91
Distributable results	327,153,520.27
Allocated to the distribution of dividends	327,112,877.92
Balance: *allocated to retained earnings*	40,642.35

Therefore, the overall dividend on 177,778,738 shares stands at 327,112,877.92 euros, being 1.84 euros a share[1].

It shall be paid at the head office starting 24 May 2005.

The General Meeting of shareholders hereby notes the abolition of the dividend tax credit (avoir fiscal) by the 2004 Finance Law and notes that, pursuant to article 243 bis of the General Tax Code, individuals are eligible for tax credit of 50% on income distributed within the scope of this resolution, as provided for in article 158,3-2° of the General Tax Code.

The General Meeting of shareholders also hereby notes that, pursuant to the provisions of article 243 bis of the General Tax Code that the dividend paid on each share and the corresponding tax credit over the last three fiscal years was as follows:

Fiscal year *(in euros)*	Net dividend	Tax credit (50%)	Actual revenue
2001	2.00 *	1.00	3.00
2002	1.00	0.50	1.50
2003	1.80	0.90	2.70

* Including €1.10 per share paid from profits and €0.90 per share from the ordinary reserve.

Resolution four: Distribution by deduction from the paid-in capital account

The General Meeting of shareholders, voting under the quorum and the majority required for ordinary general meetings and acting on the recommendation of the Board of Directors, after recognising that the balance sheet shows under the "Paid-in capital" account an amount of €1,687,227,351.34, that the number of shares held in treasury at 11 March 2005 stood at 11,854,009 and therefore that the number of dividend bearing shares stands at 177,778,738, has decided to distribute an amount of €135,111,840.88, being €0.76 a share (2), by deduction from the paid-in capital account thereby reduced to €1,552,115,510.86.

It shall be paid starting 24 May 2005.

The General Meeting of shareholders formally acknowledges the abolition of the dividend tax credit by the 2004 Finance Law and notes that, pursuant to article 243 bis of the General Tax Code, individuals are eligible for tax credit of 50% on income distributed within the scope of this resolution, as provided for in article 158,3-2° of the General Tax Code.

An overall amount of €2.60 a share will therefore be distributed to shareholders, after taking into account the dividend of €1.84 deducted from profit whose allocation is the subject of the previous resolution.

(1) and (2) The dividend per share has been set at €2.60 per share, to be paid from distributable profits and then the paid-in capital account. The total amount of the dividend may differ slightly in the event of a change in the number of shares held by the company and/or by virtue of stock option exercises between the date of the meeting of the Board of Directors called to approve financial statements for fiscal year 2004 and the date of this general meeting of shareholders.

Resolution five: Transfer to ordinary reserve from the reserve for long-term net capital gains

The General Meeting of shareholders, voting under the quorum and the majority required for ordinary general meetings, on the proposal from the Board of Directors and pursuant to an obligation made under article 39 of the 2004 French government budget, decides to:

– transfer to the ordinary reserve, up to €200,000,000, the sums recorded as a reserve for long-term net capital gains of the company,

– apply the amount of the resulting exceptional tax to ordinary reserves as provided for by article 39 of the 2004 French government budget, bringing the ordinary reserve to €404,074,562.03. As a consequence the General Meeting of shareholders credits the aforecited exceptional tax brought forward, resulting in a balance of €5,028,142.35 for this account.

Resolution six: Related party transactions

The General Meeting of shareholders, voting under the quorum and majority required for Ordinary General meetings, having heard the special report of the statutory auditors on transactions pursuant to articles L. 225-38 and subsequent provisions of the Commercial Code, does hereby approve said transactions.

Resolution seven: Authorisation to issue bonds

The General Meeting of shareholders, voting under the quorum and the majority required for ordinary general meetings, does hereby authorise the Board of Directors to issue bonds at its sole discretion on one or several occasions on French and international markets. Said issues may be denominated in euros or a foreign currency. The total of the par values of issued authorised pursuant to this resolution shall not exceed one and one-half billion euros or the corresponding amount in a foreign currency. The Board shall have the authority to determine the forms, timing, rates, and terms and conditions of said issues, the principals of which may be repaid with or without discounts. Issues in foreign currencies shall be posted against the above-authorised amount at exchange rates in effect on dates of issue.

The Board of Directors is hereby given full power within the provisions of law to establish the terms and conditions of issues as well as the characteristics of bonds, which may pay both interest at fixed or floating rates and supplementary interest at fixed or floating rates, or only one or the other, with the stipulation that any supplementary floating interest and floating premium repayment shall be calculated as the Board deems appropriate.

The amount of the repayment premium, if there be any, shall be in addition to the maximum par values of bonds that may be issued pursuant to this resolution.

The Board of Directors is hereby given full power to determine, if necessary whether issues will have collateral security guarantees attached, or not, and/or to insert a subordination clause, and if so, to establish and assign underwriting responsibilities and/or this subordination clause and constitute a masse of holders and take any or all steps deemed necessary in that regard.

The authorisation shall be valid for a period of five years starting from the date of this general meeting of shareholders. It cancels and supersedes the authorisation to issue bonds given to the Board of Directors for a five-year period under the eleventh resolution of the Ordinary General Meeting of shareholders on 30 May 2000.

Resolution eight: Authorisation to buy back company shares

The General Meeting of shareholders, voting under the quorum and majority required for ordinary general meetings, and in consideration of the report of the Board of Directors and the note d'information approved by the Autorité des Marchés Financiers (AMF), hereby authorises the Board of Directors to approve the buy back of company shares pursuant to article L. 225-209 of the Commercial Code.

The acquisition, sale or transfer of the aforesaid shares may occur through any and all means, on the market or over-the-counter, and may include the acquisition of blocks of shares and the use of derivative instruments traded on a regulated market or over-the-counter and option strategies (sale of put options).

The purchase price shall not exceed €90 per share, net of acquisition fees, and the sale price may not be less than €35 per share, net of selling fees, subject to possible adjustments related to any changes in the share capital of the company.

The minimum unit sale price shall apply in the event of resale of shares acquired under this buy-back programme and/or programmes approved by previous General Meetings of shareholders.

In the event of a share capital increase through incorporation of reserves and distribution of free shares as well as a stock split or reverse split, the above prices shall be adjusted by a multiplier equal to the ratio of the number of shares comprising share capital prior to the operation to the number subsequent to the operation.

The portion of the share capital repurchased by the company shall never exceed 10% of share capital or 18,963,274 shares as of 11 March 2005 for a maximum buy-back programme of €1,706,694,660.

Shares may be acquired, regardless of terms, in order to:
– remit shares in respect of rights attached to securities providing entitlement through reimbursement, conversion, exchange or presentation of a warrant, or in any other manner, to shares of the company;
– grant free allocations of shares to officers and employees of the company and/or its affiliated companies;
– grant stock options to employees of the company and/or its affiliated companies;
– cancel acquired shares;
– stabilise the market price, in accordance with regulations in force and in the framework of a liquidity contract;
– retain the shares acquired and remit them subsequently in payment or exchange for equity in the event of acquisitions.

This authorisation shall be valid for a period of eighteen months starting from the date of this General Meeting of shareholders and supersedes and replaces the authority previously granted by the Combined Ordinary and Extraordinary General Meeting of shareholders of 25 May 2004 in its fifteenth resolution.
The Board of Directors is granted full powers, which may be delegated to the Chairman, to carry out this resolution.

Also to be presented to the Extraordinary General Meeting of shareholders of 23 May 2005 (resolution eighteen) is an authorisation for the Board to proceed as need be with the cancellation of shares bought back pursuant to resolution eight up to a limit of 10% of share capital.

PRESENTED FOR THE APPROVAL OF SHAREHOLDERS VOTING IN THEIR EXTRAORDINARY GENERAL MEETING

Resolution nine: Authorisation to issue subordinated bonds

The General Meeting of shareholders, voting under the quorum and the majority required for extraordinary general meetings, does hereby authorise the Board of Directors to issue bonds at its sole discretion on one or several occasions on French and international markets. Said issues may be denominated in euros or a foreign currency. The total of the par values of issued authorised pursuant to this resolution shall not exceed one and one-half billion euros or the corresponding amount in a foreign currency. The Board shall have the authority to determine the forms, timing, rates, and terms and conditions of said issues, the principals of which may be repaid with or without premiums. Issues in foreign currencies shall be posted against the above-authorised amount at exchange rates in effect on dates of issue.

The Board of Directors is hereby given full power within the provisions of law to establish the terms and conditions of issues as well as the characteristics of bonds. Subordination clauses may be included in respect of either or both the right to repayment of principal and the right to the payment of interest. Payment of interest may be deferred, reduced or cancelled, in particular in the event that the company does not pay dividends. Notes issued pursuant to this authorisation may be perpetual notes.

The amount of the repayment premium, if there be any, shall be in addition to the maximum par values of bonds that may be issued pursuant to this resolution.

The Board of Directors is hereby given full power to constitute a masse of holders of securities and take any or all steps deemed necessary in that regard.

The authorisation shall be valid for a period of five years starting from the date of this General Meeting of shareholders. It cancels and supersedes the authorisation to issue bonds given to the Board of Directors for a five-year period under the twelfth resolution of the Ordinary General Meeting of shareholders on 30 May 2000.

Resolution ten: Issuance of securities providing entitlement to share capital with maintenance of preferential subscription rights

The General Meeting of shareholders, voting under the quorum and majority required for extraordinary General meetings, and in consideration of the report of the Board of Directors and the special report of the statutory auditors and pursuant to the provisions of articles L. 225-129-2, L.225-135 and L.228-92 of the Commercial Code:

1 Hereby grants authority to the Board of Directors to carry out, through a public offer for sale, one or more increases to the share capital of the company, in France or outside France, in euros, in ordinary shares or any other securities of the company that give access by any means, immediately and/or at a future date, to ordinary shares of the company. These securities may also be denominated in currencies other than euros, or in a monetary unit established by reference to a number of currencies.

The authority hereby given to the Board of Directors is valid for a period of twenty-six months from the date of this Meeting;

2 Hereby stipulates that the par value of the share capital increases that may be issued immediately or at a later date shall not exceed a par value of €650mn, an amount to which shall be added, if necessary, the par value of supplementary shares that may be issued in order to preserve the rights of holders of securities providing an entitlement to share capital pursuant to the law;

3 Hereby stipulates that the par value of debt, giving rights to share capital, which may be issued by virtue of the above-delegated authority, shall not exceed €1.5bn or the equivalent amount in the event of an issue in a currency other than euros;

4 Hereby stipulates that the shareholders have, proportionally to the amount of their shares, a preferential right of subscription to the securities issued giving right to these shares;

5 Hereby stipulates that if subscriptions as of right and excess subscriptions fail to exhaust the total issuance of shares or other securities as defined above, the Board may resort to one or more of the following options, as it deems fit:
– it may limit the issue to the amount of subscriptions, provided that that amount is equal to at least three-quarters of the total issuance;
– it may freely apportion any or all of the unsubscribed securities;
– it may offer any or all of the unsubscribed securities to the public;

6 Hereby notes that under the above authorisation shareholders waive their preferential subscription rights in respect of the shares to which these securities provide entitlement in favour of the holders of securities providing an entitlement to shares of the company that might ultimately be issued;

7 Hereby stipulates that sums that revert or might revert to the company for shares issued under the above authorisation shall be at least equal to the par value of the shares;

8 Hereby stipulates that the Board of Directors, or its Chairman acting as its duly authorised delegate, shall have full power to implement this authorisation within the terms and conditions established by law. Such authorisation shall relate mainly to the following: determining dates and procedures of issuance as well as the form and properties of securities to be issued; establishing the amounts, prices and conditions of issuance, fixing the date, including retroactive date, on which rights of ownership shall enter into effect; determining the method of payment for shares or other securities issued; providing for their possible repurchase on the market and possible suspension of exercises of rights to shares attached to securities for a period not to exceed three months; and establishing procedures for preserving the rights of holders of securities providing an entitlement to share capital, pursuant to law and regulatory statutes.

In addition, the Board or its Chairman may allocate the expenses related to issuances to the paid-in capital account and deduct from this amount the sums needed to raise regulatory reserves to one-tenth of the new level of share capital after each issuance, enter into any and all agreements and take whatever steps may be necessary for the successful completion of issuances, record increases to share capital arising from issuances under the authorisation, and modify the by-laws as deemed necessary.

In the case of an issue of debt securities, the Board of Directors, or the Chairman acting on the authority of the Board, shall be fully empowered to decide whether such issues shall be subordinated and to establish interest rates, maturities, fixed or floating repayment prices, with or without discount, methods of amortisation, based on market conditions, and the terms and conditions under which securities shall provide an entitlement to shares of the company;

9 Formally acknowledges that this delegated authority has the effect of nullifying any former delegated authority having the same object and replaces and cancels the authority established by the Combined Ordinary and Extraordinary General Meeting of 26 May 2003 in its ninth resolution.

Resolution eleven: Issuance of securities providing entitlement to share capital with cancellation of preferential subscription rights

The General Meeting of shareholders, voting under the quorum and majority required for extraordinary general meetings, and in consideration of the report of the Board of Directors and the special report of the statutory auditors and pursuant to the provisions of articles L. 225-129-2, L.225-135 and L.228-92 of the Commercial Code:

1 Hereby grants authority to the Board of Directors to carry out, through a public offer for sale, one or more increases to the share capital of the company, in France or outside France, in euros, in ordinary shares or any other securities of the company that give access by any means, immediately and/or at a future date, to ordinary shares of the company. These securities may also be denominated in currencies other than euros, or in a monetary unit established by reference to a number of currencies.

The authority thereby given to the Board of Directors is valid for a period of twenty-six months from the date of this Meeting;

2 Hereby stipulates that the amount of immediate or subsequent share capital increases may not exceed €650mn in par value, this amount being allocated from the limit established in the ninth resolution;

3 Hereby stipulates that the par value of debt that may be issued by virtue of the above authorisation shall not exceed €1.5bn or the equivalent amount in the event of an issue in a foreign currency;

4 Hereby cancels the preferential rights of shareholders to these securities which shall be issued pursuant to the law and to grant to the Board of Directors the power to establish for the benefit of shareholders a right of priority to subscribe for them in application of the provisions of article L. 225-135 of the Commercial Code. This priority shall not give rise to marketable rights, but shall be exercised both of right and for excess shares if the Board so decides;

5 Hereby stipulates that if subscriptions of shareholders and the general public have not taken up the total number of shares or securities to be issued as defined above, the Board of Directors may limit the issuance to the amount of subscriptions provided they total at least three-quarters of the issuance;

6 Hereby notes that the above authorisation forfeit their preferential subscription rights in respect of the shares to which these securities provide entitlement in favour of the holders of securities providing an entitlement to shares of the company that might ultimately be issued;

7 Hereby stipulates that the issue price of the shares shall be at least equal to the weighted average market trading price during the three days preceding the fixing, reduced by a possible maximum discount of 5%;

8 Hereby stipulates that the Board of Directors, or its Chairman acting as its duly authorised delegate, shall have full power to implement this authorisation within the terms and conditions established by law. Such authorisation shall relate mainly to the following: determining dates and procedures of issuance as well as the form and properties of securities to be issued; establishing the amounts, prices and conditions of issuance, fixing the date, including retroactive date, on which rights of ownership shall enter into effect, determining the method of payment for shares or other securities issued; providing for their possible repurchase on the market and possible suspension of exercises of rights to shares attached to securities for a period not to exceed three months; and establishing procedures for preserving the rights of holders of securities providing an entitlement to share capital, pursuant to law and regulatory statutes.

In addition, the Board or its Chairman may allocate the expenses related to issuances to the paid-in capital account and deduct from this amount the sums needed to raise regulatory reserves to one-tenth of the new level of share capital after each issuance, enter into any and all agreements and take whatever steps may be necessary for the successful completion of issuances, record increases to share capital arising from issuances under the authorisation, and modify the by-laws as deemed necessary.

In the case of an issue of debt securities, the Board of Directors, or the Chief Executive Officer acting on the authority of the board, shall be fully empowered to stipulate whether such issues shall be subordinated and to establish interest rates, maturities, fixed or floating repayment prices, with or without discount, methods of amortisation, based on market conditions, and the terms and conditions under which securities shall provide an entitlement to company stock;

9 Formally acknowledges that this delegated authority has the effect of nullifying any former delegated authority having the same object and replaces and supersedes the authority established by the Combined Ordinary and Extraordinary General Meeting of 26 May 2003 in its tenth resolution.

Resolution twelve: Increases of share capital by capitalising reserves, profits or share premiums

The General Meeting of shareholders, voting under the quorum and majority required for extraordinary general meetings, and in consideration of the report of the Board of Directors, hereby authorises the Board to increase the share capital of the company on one or several occasions up to a maximum par value of €650mn, by successive or simultaneous incorporation of all or a portion of reserves, profits or share premiums either through the creation and free allocation of shares or through an increase in the par value of shares, or through both methods simultaneously.

The authority thereby given to the Board of Directors is valid for a period of twenty-six months from the date of this meeting.

The General Meeting of shareholders stipulates that rights to fractional shares shall not be marketable and that the corresponding shares shall be sold: proceeds of the sale shall be allotted to the holders or rights no later than thirty days after the registration of the whole number of shares in their account.

The General Meeting of shareholders gives full power to the Board of Directors, or the Chairman acting on the authority of the Board, under terms and conditions of law to: establish dates and procedures of issuance, prices and conditions of issuances, and amounts to be issued, and more generally take any and all steps it may deem necessary to ensure the issues are properly executed; withdraw amounts needed to raise regulatory reserves to one-tenth of the new level of share capital from reserves of its own choosing, complete all filings and procedures needed to make related capital increases definitive, and amend the by-laws accordingly.

The General Meeting of shareholders hereby notes that this delegated authority has the effect of nullifying any former delegated authority having the same object and replaces and cancels the authority established by the Combined Ordinary and Extraordinary General Meeting of 26 May 2003 in its eleventh resolution.

Resolution thirteen: Increases of share capital for share tender offers

The General Meeting of shareholders, voting under the quorum and majority required for extraordinary general meetings, and in consideration of the report of the Board of Directors and the statutory auditors, and pursuant to the provisions of article L. 225-148 of the Commercial Code, authorises the Board of Directors to increase the company's share capital by a maximum par value of €650mn through successive or simultaneous issuances of new shares in the company on one or several occasions to be given in exchange for shares tendered in a public offer for shares of another company traded on a regulated market.

The authority hereby given to the Board of Directors is valid for a period of twenty-six months from the date of this Meeting.

Pursuant to the provisions of article L. 225-129 of the Commercial Code, this issuance of new shares in payment of shares tendered in a public offer may emanate from the issuance of securities of any type providing immediate or subsequent entitlement to shares of the company.

To the extent necessary, shareholders hereby surrender their preferential subscription rights to the shares to which the above securities might subsequently provide an entitlement through exercise of a right of any kind. The par amount of the debt securities that might be issued pursuant to the authorisation shall not exceed €1.5bn.

The General Meeting of shareholders stipulates that the Board of Directors, or the Chairman acting on the authority of the board, shall have full power to implement this authorisation under the provisions of law, namely in respect of the following:
- establishing the exchange ratio and the amount of the cash balance to be paid, if any;
- determining the number of shares tendered;
- establishing the dates, conditions of issuance, and particularly the price of the new shares and the date on which the rights of ownership in respect of such shares or securities providing an immediate or subsequent entitlement to shares of the company become effective;
- recording the difference between the issue price of new shares and their par value in a paid-in capital account to which all shareholders shall be entitled;
- charging all fees and expenses in respect of the authorised transaction to said paid-in capital account and withdrawing the sums needed to raise the regulatory reserves to one-tenth of the level of new share capital after each increase;
- and in general, taking any and all such steps necessary, entering into any and all agreements to assure the successful conclusion of the authorised transaction, recognising the increases to share capital, and amending corporate by-laws accordingly.

The General Meeting of shareholders formally acknowledges that this delegated authority has the effect of nullifying any former delegated authority having the same object and replaces and cancels the authority established by the Combined Ordinary and Extraordinary General Meeting of 26 May 2003 in its twelfth resolution.

Resolution fourteen: Overall limitation on authorisations

The General Meeting of shareholders, voting under the quorum and majority required for extraordinary general meetings, having heard the report of the Board of Directors and as a consequence of the adoption of resolutions ten, eleven, twelve and thirteen decides as follows:
- the maximum par value of bonds to be issued by virtue of the above authorisations shall not exceed €1.5bn, or the corresponding amount in a foreign currency;

and,
- the maximum amount of increases in share capital either immediately or subsequently by virtue of the above authorisations shall not exceed €650mn with the stipulation that the par value of supplementary shares issued to preserve the rights of holders of securities providing an entitlement to shares pursuant to the law shall be excluded from this amount.

The General Meeting of shareholders formally acknowledges that this delegated authority has the effect of nullifying any former delegated authority having the same object and replaces and cancels the authority established by the Combined Ordinary and Extraordinary General Meeting of 26 May 2003 in its thirteenth resolution.

Resolution fifteen: Authorisation to increase share capital reserved for employees participating in an AGF Employee Savings Plan (plan d'epargne d'entreprise)

The General Meeting of shareholders, voting under the quorum and majority required for extraordinary general meetings, and in consideration of the report of the Board of Directors and of the special report of the statutory auditors, authorises the Board of Directors, with the power of sub-delegation to its Chairman, pursuant to provisions of article L. 225-129-6 of the Commercial Code, to increase share capital of the company, on one or more occasions, at its sole discretion, by the issue of a maximum number of shares, not to exceed 3% of the share capital, this limit being assessed on the date of issue. These shares will be intended for issue to employees who are eligible to participate in an employee savings plan for shares of the company under the conditions provided for in article L.443-5 of the Labour Code.

This decision carries the full force of law with shareholders waiving their preferential rights of subscription to the said ordinary shares for the benefit of employee subscribers. This authorisation is valid for a period of twenty-six months from the date of this meeting and replaces and supersedes the previous authority established by the Combined Ordinary and Extraordinary General Meeting of 25 May 2004 in its sixteenth resolution.

The Board of Directors is hereby authorised to:
- issue new shares reserved for employees, within the limit on the increase in capital decided by the General Meeting of shareholders;
- establish the details for implementation of this issue;
- decide the subscription price for the new shares, it being understood that the subscription price may be neither higher than the average market price of the shares in the twenty days of trading preceding the decision of the Board of Directors, or its Chairman in the event of sub-delegation, nor more than 20% less than this average;

– record the realisation of the increase of the corresponding capital;
– complete or cause to be completed all necessary filings and procedures to make the increase or increases in capital pursuant to this resolution definitive;
– proceed to the corresponding amendment of the by-laws and all other necessary actions.

The Board shall notify the Ordinary General Meeting of shareholders each year of all transactions undertaken within the scope of this resolution.

Resolution sixteen: Authorisation to increase the capital so as to remunerate contributions in kind

The General Meeting of shareholders, voting under the quorum and majority required for extraordinary general meetings, and in consideration of the report of the Board of Directors, within the framework of article L. 225-147 of the Commercial Code, delegates, to the Board of Directors, for a period of twenty-six months from the date of this general meeting, the necessary powers to issue shares, equity securities or other security instruments, notably those giving or potentially giving access to the capital of the company up to a limit of 10% of the share capital, at the time of the issue, with a view to remunerating contributions in kind to the company and comprised of equity securities or securities giving access to capital, when the provisions of article L. 225-148 of the Commercial Code are not applicable.

The General Meeting of shareholders specifies that, pursuant to the law, the Board of Directors shall decide on the report of the official company valuer (Commissaires aux Apports) mentioned in article L. 225-147 of the said Code.

The General Meeting of shareholders decides that the Board of Directors will have all powers notably to approve the valuation of the contributions and in relation to the aforementioned contributions, record their realisation, allocate all expenses, charges and rights to the paid-in capital accounts, the balance being allocated as decided by the Board of Directors or by the Ordinary General Meeting, to increase the share capital and amend the by-laws accordingly.

Resolution seventeen: Authorisation to proceed with the granting of a free allocation of shares of the company to officers and employees

The General Meeting of shareholders, voting under the quorum and majority required for extraordinary general meetings, and in consideration of the report of the Board of Directors and the special report of the statutory auditors does hereby authorise the Board of Directors to proceed, on one or several occasions, for the benefit of corporate officers and employees of the company and its affiliated companies under the terms and conditions provided for under article L. 225-197 of the Commercial Code, to the free grant of existing shares of the company arising from repurchases by the company under the terms and conditions provided by law.

1 The Board of Directors shall have a maximum period of thirty-eight months starting with the day of this General Meeting in which to use the above authorisation on one or several occasions or until 23 July 2008. Under this authorisation the total number of existing shares that shall be so granted by the Board of Directors may not exceed more than two million (2,000,000) shares.

2 Free shares granted by the Board of Directors under this authorisation shall be subject to a vesting period of no less than two years. At the end of the vesting period, the beneficiary shall be subject to a minimum retention period of no less than two years. The free shares may be sold at the conclusion of this retention period subject to compliance with the provisions of article L. 225-197-1 of the Commercial Code.

3 At the conclusion of the retention period the free shares may be sold, subject to compliance with applicable law.

4 Under the abovementioned authorisation, it is for the Board to determine the identity of the beneficiaries of the grant of shares mentioned, to establish the conditions and, if need be, the criteria for the allocation of the shares.

The Board of Directors may delegate to the Chairman necessary powers to carry out these operations in the month following the closing of the fiscal year or at any other time, pursuant to the provisions of L. 225-178 of the Commercial Code.

Resolution eighteen: Authorisation to reduce share capital through the cancellation of shares

The General Meeting of shareholders, voting under the quorum and majority required for extraordinary general meetings, having heard the report of the Board of Directors and the special report of the statutory auditors, does hereby authorise the Board to:
– cancel on one or more occasions all or a portion of shares acquired or to be acquired pursuant to the authorisation given by the Combined Ordinary and Extraordinary General Meeting of shareholders on 4 June 1999 in its fifth resolution, the Combined Ordinary and Extraordinary General Meeting of shareholders on 30 May 2000 in its thirteenth resolution, the Combined Ordinary and Extraordinary General Meeting of shareholders on 5 June 2001 in its eighth resolution, the Combined Ordinary and Extraordinary General Meeting of shareholders on 14 May 2002 in its fifteenth resolution, the Combined Ordinary and Extraordinary General Meeting of shareholders on 26 May 2003 in its seventh resolution, the Combined Ordinary and Extraordinary General Meeting of shareholders on 25 May 2004 in its fifteenth resolution and the Combined Ordinary and Extraordinary General Meeting of shareholders on 23 May 2005 in its eighth resolution pursuant to the provisions of article L. 225-209 of the Commercial Code and earlier authorisations given, up to a limit of 10% of share capital by twenty-four month periods and to reduce share capital accordingly by recording the difference between the repurchase price of the cancelled shares and their par value in the paid-in capital account and available reserves;
– to amend the by-laws accordingly and complete all necessary filings and procedures in respect thereof.

This authorisation is given for a period of five years starting with the General Meeting of shareholders. It supersedes and replaces the authorisation given earlier by the Combined Ordinary and Extraordinary General Meeting of shareholders on 25 May 2004 in its eighteenth resolution.

Resolution nineteen: Powers

The General Meeting of shareholders hereby gives full power to the bearer of a copy of a summary of minutes of this meeting to carry out all necessary filings, publications and procedures.

STATEMENT OF RESPONSIBILITY FOR SHELF REGISTRATION DOCUMENT, FINANCIAL INFORMATION AND AUDITS

Responsibility for shelf registration document
Mr Jean-Philippe Thierry
Chairman of the Board of Directors

Certification of management
To the best of our knowledge, the information contained herein is an accurate reflection of the company's financial position. All information needed by investors to make their own opinion in respect of the assets, business, financial position, results and outlook of Assurances Générales de France and AGF Group has been included. There are no omissions that could alter the substance of this report.
Mr Jean-Philippe Thierry.

Statutory auditors

Name	Date of first and most recent appointment	Term expiration
KPMG SA Represented by Mrs. Francine Morelli 2 bis rue de Villiers 92300 Levallois-Perret	AGM of 05.06.2001 AGM of 25.05.2004	AGM to approve financial statements of 2009
Ernst & Young Audit Represented by Mr. Dominique Duret-Ferrari Tour Ernst & Young 92037 Paris-La Défense cedex	AGM of 26.06.1992 AGM of 25.05.2004	AGM to approve financial statements of 2009
Alternate auditors Mr. Gérard Rivière 1 cours Valmy 92923 Paris-La Défense cedex	AGM of 05.06.2001 AGM of 25.05.2004	AGM to approve financial statements of 2009
Mr. Christian de Chastellux Tour Ernst & Young 92037 Paris-La Défense cedex	AGM of 26.06.1992 AGM of 25.05.2004	AGM to approve financial statements of 2009

Pursuant to law and by-laws, the term of the statutory auditors is six fiscal years.

Information policy
Information officer: Jean-Michel Mangeot
General Secretary of the AGF Group
87, rue de Richelieu - 75002 Paris – Tel. (33-1) 44 86 20 16.

AGF premium income is published quarterly (1st quarter, 1st half, 3rd quarter and annually), and results are published on a half-year basis (1st half, annually). AGF also issues periodic press releases relative to the Group and its subsidiaries' financial and strategic activities. Partnerships, new product launches, acquisitions, appointments, strategy, new companies, business information, etc. were covered in around 30 press releases in 2004.

All of these press releases, as well as other institutional, financial and strategic information are available on the Internet at: http://www.agf.fr, under "Communication financière" (in French) and under "English version":

– shareholders area (individual AGF shareholders club, schedule of shareholders meetings, *Ecole de la Bourse* seminars, shareholder meetings, etc.);

– finance area (financial news, AGF's strategic and financial presentations to analysts and investors, documentation, videos, conferences, contacts, etc.)

– annual reports;

– corporate governance;

– information on annual general meeting;

– AGF share information;

– financial reporting dates;

– a variety of information under "The AGF Group", including sustainable development and AGF's marketing campaigns.

REPORT
OF THE STATUTORY AUDITORS ON THE REGISTRATION DOCUMENT

(Document de Référence)

This is a free translation into English of the statutory auditors' report on the registration document issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' reports on financial statements and consolidated financial statements, referred to in this report, include information specifically required by French law in all audit reports, whether qualified or not, and this is presented after the Opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the annual and consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the annual and consolidated financial statements.

This report should be read in conjunction with, and construed in accordance with French law and professional auditing standards applicable in France.

In our capacity as statutory auditors of AGF S.A. and in compliance with Article 211-5-2 of the book II of AMF[1] General Regulation, we have verified, in accordance with French professional standards, the information in respect of the financial position and historical financial statements included in the accompanying Registration Document (Document de Référence).

This Registration Document is the responsibility of Mr Jean-Philippe Thierry, Chairman of the Board of Directors. Our responsibility is to issue a conclusion on the fairness of the information contained therein with respect to the financial position and financial statements.

We conducted our examination in accordance with French professional standards. This examination consisted in assessing the fairness of the information on the financial position and financial statements and to verify their consistency with the audited accounts. We also read other financial information contained in the Registration Document in order to identify any significant inconsistencies with information in respect of the financial position and financial statements and to bring to your attention any obvious misstatements we noted based on our general understanding of the company gained through our audit. The forecasts provided in the Document are the application of the expectations and intentions of Management's strategy. As the prospective information has been properly prepared, our review took into account management's assumptions on which the prospective information is based.

We issued an unqualified opinion on the annual and consolidated financial statements for the years ended December 31, 2004, December 31, 2003 and December 31, 2002, drawn up by the Board of Directors, in accordance with French professional standards, with the following observations:

The observation mentioned in our report on the consolidated financial statements for the year ended December 31, 2004 making reference to note 4.6 to the consolidated financial statements relating to the treatment of the provision for unrealised capital loss exposures in the consolidated financial statements as at December 31, 2003.

The observations mentioned in our report on the consolidated financial statements for the year ended December 31, 2003 making reference to the following notes :

- Note 4.1 concerning the change in accounting policy regarding Goodwill and Network value of foreign subsidiaries in compliance with the AMF recommendations.

.../...

• Note 4.4 concerning the treatment of the provision for unrealised capital loss exposures in compliance with the notice 2004-B of 21 January 2004 of the issues task force of the National Accounting Council (*Comité d'urgence du Conseil National de la Comptabilité*).

• Note 4.5 concerning the change in amounts and allocations of the first consolidation differences related to Hermes definitively set within one year as permitted under notice 97-B of the issues task force of the National Accounting Council (*Comité d'urgence du Conseil National de la Comptabilité*).

• Note 4.2.1 concerning the change in accounting principles relating to the provision for major repairs in compliance with the regulation 2003-07 of the Accounting Regulation Committee (Comité de la Réglementation Comptable).

The observations mentioned in our report on the consolidated financial statements for the year ended December 31, 2002 making reference to the following notes:

• Note 4.1 concerning the change in accounting policy regarding the provision for unrealised capital loss exposures.

• Note 4.2 concerning the maintenance in the consolidated financial statements of the provision for unrealised capital loss exposures booked in the statutory accounts of French subsidiaries and totalling 95.6 million euros.

• Note 4.6 concerning the accounting treatment for the equalisation provisions relative to credit insurance.

• Note 4.3.1, which explains that the amount and allocations of the first consolidation differences resulting from Euler's acquisition of the Hermes Group in 2002 are provisional and will be set definitively within one year as permitted under notice 97-B of the issues task force of the National Accounting Council (*Conseil National de la Comptabilité*).

On the basis of our examination, we have nothing to report on the fairness of the information on the financial position and financial statements included in the Registration Document (*Document de Référence*).

Paris-La Défense May 3, 2005

The statutory auditors

KPMG Audit
Division of KPMG S.A.

Francine Morelli

ERNST & YOUNG Audit

Dominique Duret-Ferrari

The Registration Document also includes the following reports:

• The statutory auditors' reports on the annual and the consolidated financial statements at December 31, 2004 (respectively page 228 and page 207 of the Registration Document), which include the basis of their assessment in accordance with Article L.225-235 of French company law (Code de Commerce).

• In accordance with Article L.225-235 of French company law (Code de Commerce), the statutory auditors' report on the report prepared by the Chairman of the Board of Directors of AGF S.A. (page 62 of the Registration Document) describes the internal control procedures for the preparation and treatment of accounting and financial information.

(1) French Stock Exchange Regulatory Body.

STATUTORY AUDITORS' FEES

In accordance with rule 2002.06 of the *Commission des opérations de Bourse*, we indicate below the fees of the statutory auditors and the members of their networks in charge of auditing the consolidated accounts of AGF and its fully-consolidated companies and included by the Group in the 2004 profit and loss statement.

Fiscal year ended 31 December 2004

	KPMG				Ernst & Young			
	Amount *(in millions of euros)*		Percentage *(in %)*		Amount *(in millions of euros)*		Percentage *(in %)*	
	31.12.2004	31.12.2003	31.12.2004	31.12.2003	31.12.2004	31.12.2003	31.12.2004	31.12.2003
Audit								
Statutory audit, certification, examination of individual and consolidated accounts	**9.2**	6.5	**70.8**	83.4	**3.1**	3.3	**64.6**	67.4
Other, ancillary responsibilities and other audit assignments	**2.6**	0.9	**20.0**	11.5	**1.4**	1.0	**29.1**	20.4
Sub-total	11.8	7.4	90.8	94.9	4.5	4.3	93.7	87.8
Other services, *if any*								
Legal, tax, social welfare	**0.3**	0.4	**2.3**	5.1	**0.1**	–	**2.1**	–
Information technologies	**0.0**	–	**0.0**	–	–	–	–	–
Internal audit	**0.5**	–	**3.8**	–	–	–	–	–
Other	**0.4**	–	**3.1**	–	**0.2**	0.6	**4.2**	12.2
Sub-total	1.2	0.4	9.2	5.1	0.3	0.6	6.3	12.2
Total	**13.0**	**7.8**	**100**	**100**	**4.8**	**4.9**	**100**	**100**

TABLE OF CONTENTS FOR THE SHELF REGISTRATION DOCUMENT


AMF

This document is an English language translation of the French document de référence filed with the *Autorité des Marchés Financiers* on 4 May 2005, in accordance with Article 211-1 to 211-42 of the standard regulations of the *Autorité des Marchés Financiers*. Only the underlying French language version may be used in a financial transaction, and it must be accompanied by a note d'opération duly certified by the *Autorité des Marchés Financiers*.